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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME UniCredito Italiano

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

FILE NO. 82- 3185 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 8/16/02

82-3185

CONSOLIDATED REPORT AND ACCOUNTS 2001

Consolidated Report and Accounts 2001

UniCredito Italiano - Italian Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company
of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock: € 2,523,215,059, Fully Paid In

Directors and Auditors

Directors and Auditors

BOARD OF DIRECTORS AS AT 31 DECEMBER 2001

Francesco Cesarini *	**Chairman**
Eugenio Caponi *	Deputy Chairman (Vicarious)
Fabrizio Palenzona *	Deputy Chairman
Alessandro Profumo *	Managing Director/CEO
Franco Bellei	Directors
Roberto Bertazzoni *	
Mario Cattaneo	
Philippe Citerne	
Carlo Delaini	
Leonardo Del Vecchio	
Francesco Giacomin *	
Candido Fois	
Franzo Grande Stevens	
Maurizio Lotti	
Achille Maramotti	
Mario Greco *	
Luca Remmert	
Giovanni Vaccarino	
Anthony Wyand	
Marco Fantazzini	Secretary

* Executive Committee Members

BOARD OF AUDITORS

Gian Luigi Francardo	**Chairman**
Giorgio Arena **	Statutory Auditors
Giorgio Loli	
Aldo Milanese	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

**Resigned effective 10/12/2001; replaced by Alternate Auditor Giuseppe Armenise until the extraordinary shareholders' meeting of 30/1/2002, which appointed Vincenzo Nicastro as Statutory Auditor.

Pricewaterhouse Coopers S.p.A.	**EXTERNAL AUDITORS**

Presentation

General Management

General Management

GENERAL MANAGEMENT AS AT 31 DECEMBER 2001

Alessandro Profumo	**Managing Director/CEO**
Luca Majocchi Pietro Modiano Roberto Nicastro	**Deputy CEOs**
Fausto Galmarini Elisabetta Magistretti Massimiliano Naef Roberto Nordio	**General Managers**
Maurizia Angelo Comneno Fabio Bolognini Pasquale Giamboi Franco Grosso Franco Leccacorvi Giuseppe Leopardo Andrea Moneta	**Deputy General Managers**

MANAGERS IN CHARGE OF PRINCIPAL BUSINESS AREAS/DEPARTMENTS

Luca Majocchi	Domestic Banking Division
Pietro Modiano	Wholesale Banking Division
Roberto Nicastro	Foreign Banks and New Growth Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Elisabetta Magistretti	Risk Management
Andrea Moneta	Planning and Finance
Roberto Nordio	Human Resources
Fabio Bolognini	Corporate
Pasquale Giamboi	Retail
Massimiliano Naef	Operations
Fausto Galmarini	Credit
Franco Leccacorvi	Accounts
Vittorio Borelli	External Relations
Matteo Montagna	Environment, Security and Social Account

Contents



Contents



Chart of the Group

Chart of the Group as at 31 December 2001

Fully consolidated Companies
and Companies consolidated using the net equity method

Credit Institutions

Financial and Insurance Companies

Service Companies

Ancillary Companies

Gruppo UniCredito Italiano

Italian Banking Division

Wholesale Banking Division

Foreign Banks and New Growth Division

- ◆ Registered outside Italy
- ★ Pekao Group company
- ▲ Pioneer USA Group company
- ● Pioneer Global Asset Management Group Companies

UniCredito Italiano

Fully Consolidated

Commercial Banks based in Italy

CREDITO ITALIANO S.p.A.
Registered office: Genoa

ROLO BANCA 1473 S.p.A.
Main office: Bologna

CARIVERONA BANCA S.p.A.
Main office: Verona

BANCA CRT S.p.A. - Main office: Turin

CASSAMARCA S.p.A. - Main office: Treviso

CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. - Main office: Trento

CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A. - Main office: Trieste

ADALYA BANCA IMMOBILIARE S.p.A.
Main office: Milan

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

MEDIOVENEZIE BANCA S.p.A.
Main office: Verona

Investment banking

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

TRADINGLAB BANCA S.p.A.
Main office: Milan

Banks based outside Italy

New Europe Banking

BANK PEKAO S.A.
Main office: Warsaw ◆★

BANK PEKAO (UKRAINA) Ltd
Main office: Luck ◆★

BANK POLSKA KASA OPIEKI TEL-AVIV Ltd - Main office: Tel Aviv ◆★

BULBANK A.D. - Main office:Sofia ◆

POL'NOBANKA A.S.
Main office: Bratislava ◆

SPLITSKA BANKA d.d.
Main office: Split ◆

Other Commercial Banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A. - Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

CASSA DI RISPARMIO DI TRIESTE BANCA d.d.
Main office: Zagreb ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

Other Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc
Main office: Dublin ◆

Asset management - production

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan ●

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆●

PIONEER INVESTMENT MANAGEMENT S.G.R. p.A. - Main office: Milan ●

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆●

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan ●

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆●

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Boston ◆●

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆ ●

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆●

PIONEER CZECH INVESTMENT COMPANY A.S.
Main office: Prague ◆●

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington ◆▲

PIONEER PEKAO TFI S.A.
Main office: Warsaw ◆●

Consolidated by net equity method

Commercial Banks based in Italy

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Banks based outside Italy

B.H.I. S.A.
Main office: Luxembourg ◆★

UNICREDIT FINANCE CORPORATION Ltd.
(in liquidation)
Main office: Nassau ◆

Asset management

PIONEER FINANCIAL SERVICES Sp.zo.o
(in liquidation)
Main office: Warsaw ◆▲

PIONEER CONSULTING SERVICES S.A.
(in liquidation)
Main office: Warsaw ◆▲

PIONEER ITI AMC Ltd
Main office: Chennai (INDIA) ◆▲

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw ◆★

Leasing

LISEURO S.p.A. - Main office: Udine

LEASING FABRYCZNY Sp.zo.o
Main office: Lublin ◆★

LOCAT LEASING d.o.o.
Main office: Zagreb ◆

Tax Collection

S.F.E.T. S.p.A. Società Friulana Esazione Tributi
Main office: Udine

Net Profit

The higher provisions and writedowns over the prior year (€ 1,514 million overall compared to € 1,381 million in 2000) resulted in profit before extraordinary items and income taxes of € 3,212 million, just above the prior year level. This result was achieved taking into account:

- Goodwill writedowns of € 277 million (€ 115 million for the prior year), of which approximately € 150 million was for the Pioneer Group, and about € 70 million for the Pekao Group;

- Provisions to reserves for risks and charges of € 257 million (€ 330 million in 2000), of which € 96 million (including the minority interest) for the potential termination of tax benefits provided under Legislative Decree 153/99 (the Ciampi Law);

- Writedowns of loans and provisions for guarantees and commitments, net of write-backs, of € 796 million, in addition to € 57 million allocated to loan loss reserves. € 853 million overall compared to € 903 million in 2000;

- Net writedowns of financial investments of € 127 million (€ 33 million in 2000), largely for investment securities.

Also contributing to earnings before taxes were extraordinary gains of € 231 million, compared to € 100 million for the prior year, of which € 115 million for the sale of equity investments and about € 50 million for deferred tax assets. After income taxes of € 1,484 million, the minority interest in income of € 500 million, and the € 5 million change in the fund for general banking risks, net profit was € 1,454 million, up by 4.2% over the € 1,395 million in 2000.

Results by Division

Division contributions to results were positive, and up from the prior period. On the other hand, new ventures, the corporate centre and eliminations and other consolidation adjustments were still negative, including, in the latter figure, all goodwill writedowns. To be specific, after making the consolidation adjustments applicable to the companies belonging to individual Divisions (the composition of which can be seen in the Group Chart), and without allocating to them financial expenses and the cost of capital that could ideally be assigned to them, the results achieved by combining the profit and loss accounts of these companies show:

- Net profit for the Italian Banking Division of € 2,002 million, up by 15.7% over 2000 due to the positive contribution of all components: operating profit up by 3.0%, extraordinary gains rising from € 33 to €

Operating Profit

Operating profit was higher than the prior period (up by 3.5%) reaching a level of € 4,726 million. This performance was partly due to the good fourth quarter profit of € 1,339 million.

Net interest income ended the period in an upward trend reaching € 5,049 million for the entire period, up by 6.4% over that achieved in 2000. This improvement was based on significant growth in average business volume (up by approximately 7% due to the situation at the beginning of 2001, which was already about 5% higher than the average for 2000) in the presence of largely flat rates, the effect of which was partially offset by a more expense-laden balance sheet structure due to the increase in fixed assets and subordinated debt.

Revenues from services and other sources was the component of operating profit that made the greatest improvement towards the end of the period (€ 1,429 million in the fourth quarter, up by 22.1% over the average for the first three quarters), since it was here that commercial efforts were concentrated. Overall, revenues in this area were € 4,940 million, up by 8.1% over the prior year, and by 4.8% taking into account the different consolidation period for the Pioneer Group (only for a little more than two months in 2000). Despite a considerable recovery during the last quarter, net commissions declined by 1.4% from the prior year (5.1% excluding the Pioneer Group) due to the reduction in the asset management and administration service sector, which was nearly offset by significant increases recorded from commissions on credit operations and collection and payment services. On the other hand, trading profits confirmed the excellent performance spanning several periods, which intensified after the creation of UBM, and subsequently TradingLab, reaching € 933 million, representing an increase of 46.2% over the prior year.

Overall operating expenses were € 5,263 million, up by 7.2% on a consistent basis (eliminating, as in the case of revenues, the effect of the different consolidation periods for the Pioneer Group over the last two fiscal years) and by 10.8% based on accounting figures. In particular, payroll costs were up by 6.2% on a consistent basis due to the expansion of commercial structures and investment banking and asset management sectors, in addition to the impact of the labour agreement and the adjustments of the variable component for the favourable results from the prior period. Changes in other administrative costs (up by 7.6% on a homogenous basis) were primarily due to the costs associated with the Group's growth and reorganisation, such as consulting expenses, travel expenses (also due to growth abroad) and lease expenses tied partly to growth of the branch network. Since revenues, overall, grew to a lesser extent, the cost/income ratio rose to 52.7% compared with 51% for 2000. On a consistent basis, the difference between the two periods is marginal (51.5% in 2001, and 50.7% in 2000).

Operating Results and Performance

Net profit and shareholders' equity

Despite an overall less favourable environment compared to the prior year, the Group's portion of net profit rose to € 1,454 million, which was greater than that achieved in 2000 (€ 1,395 million). This result was achieved despite greater writedowns of goodwill (up by € 138 million over 2000 for the Group's portion) for acquisitions completed at the end of the prior period, which had a greater negative effect on the Group's net profit than that of the extraordinary provisions related to Legislative Decree 153/99 in 2000 (€ 113 million for 1998 and 1999, again for the Group's portion).

Partly as a result of an increase in the Group's capitalisation, ROE fell to 18.0%, from 20.8% for 2000[1] (the latter was calculated by adjusting net profit for the charges related to the above extraordinary provisions). Net of the Group's portion of goodwill writedowns, ROE becomes 21.0%, compared with 22.2% in 2000.

Taking into account shares to be issued to service the Zagrebacka Banka share exchange offer, net earnings per share were 28 euro-cents, as in 2000, while shareholders' equity per share rose to € 1.89 (€ 1.72 at the end of 2000). Based on the prices prevailing at the end of December 2001, these amounts resulted in a price/earnings ratio of 16 and a price/book value ratio of 2.38.

Group structure

The Group's composition did not change significantly during the year, except for the sale of Fiditalia, a company specialised in consumer credit (with loans equal to 1.74% of consolidated income at the end of 2000), which took place near the end of the period. Thus, this company's results, which are included in profit and loss items up to profit before extraordinary items and income taxes, do not contribute to the formation of net profit or the consolidated balance sheet.

A further factor influencing the comparison with the prior year for certain profit and loss items is the acquisition of the Pioneer Group, the results of which, in the current configuration, date from and become consolidated on 23 October 2000, the transaction completion date. In addition to the differing goodwill writedowns between the last two periods already noted, this also results in the limited comparability of components of revenues from services and other sources and operating expenses, which, however, is largely rectified at the operating profit level.

1. Based on reported net profit, ROE for 2000 was 19.2%.

Report on Operations

Presentation
Chart of the Group
Report on Operations
Accounts and Annexes
External Auditors' Report
Branch Networks



PIONEER INTERNATIONAL CORP.
Main office: Wilmington ◆▲

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston ◆▲

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston ◆▲

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆●

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆●

UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A. - Main office: Luxembourg ◆

Asset management - distribution

ROLO PIONEER S.G.R.p.A.
Main office: Bologna

GESTICREDIT S.G.R p.A. - Main office: Milan

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆

FONDINVEST RISPARMIO S.G.R.p.A.
Main office: Turin

GESTIVENETO S.G.R.p.A.
Main office: Verona

PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆●

ROLO PIONEER LUXEMBOURG S.A.
Main office: Luxembourg ◆

Financial Companies

CORDUSIO Società Fiduciaria per Azioni - Main office: Milan

S+R Investimenti e Gestioni S.G.R.p.A. - Main office: Milan

FIDA SIM S.p.A. - Main office: Turin

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A. - Main office: Turin

Trading on line

XELION SIM S.p.A. - Main office: Milan

Credit Cards

CLARIMA S.p.A. - Main office: Milan

Leasing

LOCAT S.p.A. - Main office: Bologna

PEKAO LEASING Sp.zo.o.
Main office: Warsaw ◆★

Factoring

UNICREDIT FACTORING S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin ◆★

Tax Collection

UNIRISCOSSIONI S.p.A.
Main office: Turin

Preferred Shares Issuers

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO FUNDING LLC II - Main office: Dover ◆

Other Financial Companies

CREDIT CARIMONTE S.p.A. - Main office: Modena

CREDITRAS PREVIDENZA SIM S.p.A. - Main office: Milan

QUERCIA FUNDING S.r.l. - Main office: Verona

CARIVERONA IRELAND Plc - Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd - Main office: Dublin ◆

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

DRUKBANK Sp.zo.o. - Main office: Zamosc ◆★

TYRERESCOM Ltd - Main office: Dublin ◆

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

CDM GRUPY PEKAO S.A.
Main office: Warsaw ◆★

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz ◆★

PEKAO PIONEER PTE S.A.
Main office: Warsaw ◆★

Ancillary Companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

Insurance Companies

BROKER CREDIT S.p.A.
Main office: Milan

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

DUERREVITA S.p.A.
Main office: Bologna

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

UNICREDITASSICURA S.r.l.
Main office: Milan

Other Financial Companies

FIDIA S.G.R. S.p.A. - Main office: Milan

MILAN INNOVAZIONE S.G.R. S.p.A.
Main office: Milan

PROMINVESTMENT S.p.A.
Main office: Rome

VENTURA FINANCE S.p.A.
Main office: Turin

ACCESS Sp.zo.o
Main office: Warsaw ◆★

ADRIATIC INVEST d.o.o.
Main office: Zagreb ◆

JUPITER NFI S.A.
Main office: Warsaw ◆★

PEKAO TRADING CORPORATION S.A.
Main office: New York ◆★

S.B. TRADE d.o.o.
Main office: Split ◆

TRADINGLAB INC.
Main office: New York ◆

Service Companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

I-FABER S.p.A.
Main office: Milan

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

IMMOCRI S.p.A.
Main office: Rome

LOCAT RENT S.p.A.
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Rome

S.T.T. S.p.A.
Main office: Verona

UNICREDIT CONSULTING S.r.l.
Main office: Milan

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

VIVACITY S.p.A.
Main office: Rome

AGROCONS CENTRUM A.S.
Main office: Bratislava ◆

PEKAO DEVELOPMENT Sp.zo.o
Main office: Lodz ◆★

BDK CONSULTING
Main office: Luck ◆★

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆★

PEKAO INFORMATYKA Sp.zo.o
Main office: Lodz ◆★

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

67 million, and writedowns, provisions and taxes, on the whole, down by 5.6% from the prior year. The Group portion of net profit was € 1,669 million, or 77% of the total for the three Divisions;

- Net profit of the Wholesale Banking Division of € 290 million, at the same level as the prior year, with a € 218 million contribution from Investment Banking (up by 40%), and a € 72 million contribution from Asset Management. The latter figure is not immediately comparable to net profit for the prior period due to the referenced change in perimeter resulting from the Pioneer acquisition. Together with the positive performance from the net inflow of funds and from market share, special attention should be given to the ratio of interest and other acquisition-related charges to net profit, and the change in the percentage of taxes. The Group's portion of net profit was € 274 million, or 12.6% of the total of the three Divisions;

- Net profit of € 410 million (up by 53.0%) in the Foreing Banks and New Growth Division. Although this result was partially enhanced by the appreciation of exchange rates against the euro (an effect, which can be estimated at about 10%), it was driven by the improvement in income before extraordinary items and taxes (up by 64% at constant exchange rates) of the Pekao Group and other New Europe banks, and also by the reorganisation and transfer of skills under way. The Group portion of net profit was € 227 million, or 10.4% of the total for the three Divisions;

- A loss of € 61 million (compared to € 28 million in 2000) resulting from the new initiatives undertaken by the Group for the creation of two new multi-channel banks (Xelion and Clarima), owing to start-up costs, and in line with the original budget.

Parent Company, goodwill amortisation and consolidation eliminations

The Parent Company also posted much higher income than the prior year (up by 38% over restated 2000 income), driven by the distribution of dividends by subsidiaries (which were subsequently eliminated for consolidation). Net of subsidiary dividends and other consolidation adjustments, the Parent Company had a loss of about € 461 million (€ 412 million in 2000), which is largely attributable to costs incurred to finance equity investments (in subsidiaries and other companies) and to maintain adequate levels of base and overall capital.

Following the referenced Group expansion (in particular, the Pioneer acquisition), the Group's portion of goodwill amortisation also rose considerably (€ 241 million in 2001 compared to € 103 million in 2000).
Rounding out consolidated net profit are the contributions of other companies, which are not attributed to the Divisions (among the largest are Locat, UniCredit Factoring and UniCredit Ireland).

Loans

For the Italian banking industry, the period just ended was characterised by a gradual slowdown in demand for credit, especially the short-term component, which suffered more from the performance of manufacturing. This trend was also shared by the Italian banks in the Group, which, on the whole, maintained market share just below the level at the end of the prior year (10.64% at the end of 2000 compared to 10.52% at the end of 2001).

At the end of the year, total loans to customers reached a level of € 117,600 million, up by 2.1% over the twelve-month period. In addition to the departure of Fiditalia from the scope of consolidation, this increase was also limited by the sale of about € 3,000 million in loans on the books in 2000, which were connected with securitisation transactions completed during the period, and fewer repo-related financial transactions. Net of these factors, this aggregate actually posted an increase of about 6.7% over December 2000, due primarily to the contribution of New Europe banks, which rose by 16.4%, while Italian banks posted an increase of 5%.

Credit quality was maintained at a high level, and was better positioned than the industry (based on data reported to the Bank of Italy, the ratio of gross non-performing loans to loans for the Group's units operating in Italy was 2.81% at the end of December compared to 4.69% for the industry). Overall doubtful loans to customers dropped from December 2000, partly due to a securitisation transaction, in both absolute terms from € 3,850 to 3,806 million in book value, and as a percentage of total loans from 3.34% at end of the prior year to 3.24% at the end of 2001. In addition, exposure to countries at risk (e.g., Argentina) and customers in difficult situations (e.g., Enron) was limited.

Deposits

In a market where deposits at Italian banks rose sharply towards the end of the year as a result of customers' increased risk aversion, the Group maintained its market share of deposits at year-end 2000 levels (10.07% compared to 10.14% in December 2000). However, there was a reduction in bond and repo investments, whose trends are more closely linked to indirect deposits. This performance, which resulted in an overall reduction in share from 10.41% to 9.79%, should actually be seen in the context of the referenced commercial efforts aimed at developing the assets management area, which made it possible to achieve an increase in market share in mutual funds moving from 13.33% at the end of 2000 to 13.56% last December, in terms of net equity.

On a consolidated basis, direct deposits were over € 127,000 million (up by 7.9% over the prior year-end) due to an increase in both amounts due to customers (up by 10%), which was supported by the contribution of the banks of the New Europe (up by 16.8%), and securities in issue (up by 2.8%) fuelled by CD's issued by foreign branches. Indirect deposits at market values remained just above year-end 2000 levels (about € 222,000 million) despite the less than favourable performance of stock markets (for example, the MIB30 index dropped by about 25% over the year). In this environment, maintaining a stock of indirect deposits was made possible partly through product innovation and commercial efforts in Italy and abroad, and was the result of a slight increase in assets in administration (up by 1.7%) against a modest decline (down by 1.1%) in the managed component, which suffered more from price performance.

Thus, the total volume of assets administered for customers approached € 350,000 million, approximately € 10,000 million higher than at the end of 2000, with a 2.9% increase on an annual basis.

Staff and branches

At the end of the period, the Group had a staff of 63,576 employees, a network of 3,998 bank branches and 1,774 financial consultants. Compared to the prior year-end, the number of employees was down by 1,548 due to a reduction achieved by the Foreign Banks Division, while the distribution network had an increase of 67 branches and 78 financial consultants.

Key Financial Information

Key Financial Highlights

Consolidated Profit and Loss Account

(consolidated amounts in millions of €)

	2001	2000	change	1999 restated
Profit and Loss (millions of €)				
Total revenues	9,989	9,318	7.2%	8,047
of which: - Net interest	*4,971*	*4,669*	*6.5%*	*4,138*
- Net commissions	*3,291*	*3,339*	*-1.4%*	*2,761*
Operating expenses	5,263	4,752	10.8%	4,443
Operating profit	4,726	4,566	3.5%	3,604
Writedowns of goodwill	277	115	140.9%	39
Profit before extraordinary items and income tax	3,212	3,185	0.8%	2,386
Net profit for the year	1,954	1,858	5.2%	1,641
Group portion of net profit (loss) for the year	**1,454**	**1,395**	**4.2%**	**1,286**

Consolidated Balance Sheet

(consolidated amounts in millions of €)

	AMOUNTS AS AT			
	31.12.2001	31.12.2000	change	31.12.1999 restated
Total assets	**208,388**	**202,655**	**2.8%**	**177,809**
Loans to customers	117,622	115,157	2.1%	105,995
of which: Non-performing loans	*1,822*	*2,005*	*-9.1%*	*2,203*
Securities	32,978	33,185	-0.6%	31,408
Equity investments	2,292	1,565	46.5%	1,074
Due to customers and securities in issue	127,320	118,006	7.9%	113,598
Subordinated debt	7,071	4,594	53.9%	1,350
Group portion of shareholders' equity	9,535	8,644	10.3%	7,707
Indirect customer deposits	222,020	221,389	0.3%	206,145
Assets administered for customers	349,340	339,395	2.9%	319,743
Customer assets under management	112,721	113,634	-0.8%	115,600

Staff and Branches

	31.12.2001	31.12.2000	change	31.12.1999 restated
Number of employees	63,576	65,124	-1,548	69,321
Number of financial consultants	1,774	1,696	78	1,624
Number of banking branches	3,998	3,931	67	3,724

Key Financial Ratios and other information

	2001	2000	change	1999 restated
Profitability ratios				
Historical ROE [1]	18.0%	19.2%	-1.3%	20.0%
Restated ROE [2]	18.0%	20.8%	-2.8%	18.8%
ROE (excluding goodwill writedowns) [3]	21.0%	22.2%	-1.2%	19.3%
Operating profit/Total assets	2.27%	2.25%	0.02%	2.03%
Cost/income ratio	52.7%	51.0%	1.7%	55.2%
Risk ratios				
Net non-performing loans/Loans to customers	1.55%	1.74%	-0.19%	2.08%
Net doubtful loans/Loans to customers	3.24%	3.34%	-0.10%	3.76%
Capital ratios				
Tier 1 capital/Risk-weighted assets (credit risk)	7.74%	6.85%	0.89%	7.60%
Total regulatory capital/Total risk-weighted assets	10.96%	8.52%	2.44%	8.55%
Productivity ratios [4] *(amounts in thousands of €)*				
Total revenues/Number of employees	157	143	14	116
Total assets/Number of employees	3,278	3,112	166	2,565
Payroll costs/Number of employees	48	43	5	38

1. The shareholders' equity used for the ratio was that at the end of the period (excluding net profit for the period).
2. ROE was restated by redistributing over the applicable years the provisions made in 2000 for the possible cancellation of tax benefits for 1998-2000 provided under Legislative Decree 153/99.
3. *Goodwill writedowns refer to those applicable to the Group; data for 2000 and 1999 take into account the adjustment indicated in note 2.*
4. Number of employees at end of period.

Results by Division

Profit and Loss Account

(amounts in millions of €)	Italian Banking Division	Wholesale Banking Division	Foreign Banks Division	New Initiatives[1]	Corporate Centre[2]	Total Consolidated
Net interest income						
2001	4,017	-20	942	2	108	5,049
2000	*3,702*	*29*	*812*	*1*	*203*	*4,747*
Revenues from services and other sources [3]						
2001	2,822	1,030	485	21	-134	4,224
2000	*2,977*	*651*	*358*	*41*	*-50*	*3,977*
Total revenues[3]						
2001	6,839	1,010	1,427	23	-26	9,273
2000	*6,679*	*680*	*1,170*	*42*	*153*	*8,724*
Operating expenses[3]						
2001	-2,883	-508	-640	-82	-434	-4,547
2000	*-2,838*	*-252*	*-618*	*-63*	*-387*	*-4,158*
Operating profit						
2001	**3,956**	**502**	**787**	**-59**	**-460**	**4,726**
2000	***3,841***	***428***	***552***	***-21***	***-234***	***4,566***
Provisions and net writedowns						
2001	-629	-26	-207	-2	-655	-1,519
2000	*-779*	*-17*	*-231*	*-1*	*-471*	*-1,499*
Extraordinary items (net)						
2001	67	-3	-6		173	231
2000	*33*	*4*	*71*		*118*	*226*
Income taxes						
2001	-1,392	-183	-164		255	-1,484
2000	*-1,365*	*-125*	*-124*	*-6*	*185*	*-1,435*
Net profit						
2001	**2,002**	**290**	**410**	**-61**	**-687**	**1,954**
2000	***1,730***	***290***	***268***	***-28***	***-402***	***1,858***
- Minority portion						
2001	-333	-16	-183		32	-500
2000	*-299*	*-21*	*-100*		*-43*	*-463*
- Group portion						
2001	1,669	274	227	-61	-655	1,454
2000	*1,431*	*269*	*168*	*-28*	*-445*	*1,395*

Note

The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, adjusted by the following:

- Deduction of dividend relating to other Group companies entered to Profit during the period, net of any tax effect.
- Transfer of other goodwill writedowns made by each company (as well as those made in respect of positive consolidation differences) to Other adjustments on consolidation.
- Determination of minority interests' share of net profit.

Any pre-acquisition profit or loss reported by companies that joined the Group in the second half of 2000 and entered to a specific item in the Consolidated Accounts (a component of Minority Interests in the Restated Consolidated Accounts) has, for the purposes of this table (under Italian Banking and Foreign Banks) been divided between the Group portion of net profit and Minority interests, on the basis of the equity held at the date of the first consolidation.

1. Xelion and Clarima.
2. Including eliminations and other consolidation adjustments.
3 Taking into account the percentage of recoveries of intra-group expenses (eliminated for consolidation), other net operating income is not included in total revenues, but is reflected as a reduction of operating expenses. On the other hand, the cost/income ratio is calculated as at the consolidated level.

Consolidated Balance Sheet

(amounts in millions of €)	Italian Banking Division	Wholesale Banking Division	Foreign Banks Division	Corporate Centre	Eliminations and other consolidation adjustments	Total Consolidated
Loans and advances						
as at 31 December 2001	100,843	2,712	10,349	11,644	-7,926	117,622
as at 31 December 2000	*96,058*	*2,876*	*8,888*	*16,062*	*-8,727*	*115,157*
Deposits						
as at 31 December 2001	64,813	4,036	17,589	5,881	-867	91,452
as at 31 December 2000	*61,041*	*3,548*	*15,060*	*4,123*	*-669*	*83,103*
Securities in issue						
as at 31 December 2001	35,609	-	139	9,095	-8,975	35,868
as at 31 December 2000	*36,450*	-	*213*	*6,755*	*-8,515*	*34,903*
Deposits and securities in issue						
as at 31 December 2001	100,422	4,036	17,728	14,976	-9,842	127,320
as at 31 December 2000	*97,491*	*3,548*	*15,273*	*10,878*	*-9,184*	*118,006*

Staff and Branches

	Italian Banking Division	Wholesale Banking Division	Foreign Banks Division	New Initiatives[1]	Corporate Centre[2]	Total Consolidated
Number of employees						
as at 31 December 2001	35,702	2,192	23,234	218	2,230	63,576
as at 31 December 2000	*33,680*	*1,610*	*25,620*	*95*	*4,119*	*65,124*
Number of branches						
as at 31 December 2001	2,949	2	1,040	-	7	3,998
as at 31 December 2000	*2,883*	*1*	*1,040*	-	*7*	*3,931*

Productivity Ratios

	Italian Banking Division	Wholesale Banking Division	Foreign Banks Division	New Initiatives[1]	Corporate Centre[2]	Total Consolidated
Cost/income ratio[3]						
2001	49.4%	54.2%	48.9%	n.s.	n.s.	52.7%
2000	*47.7%*	*38.8%*	*56.7%*	*n.s.*	*n.s.*	*51.0%*

1. Xelion and Clarima.
2. Including eliminations and other consolidation adjustments.
3. The cost/income ratio is calculated as at the consolidated level.

Restated Balance Sheet

Assets

(amounts in millions of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000	Change amount	Change %	31.12.1999 (restated)
Cash and deposits with central banks and post offices	1,826	1,215	+ 611	+50.3%	1,256
Loans:					
Loans to customers	117,622	115,157	+ 2,465	+2.1%	105,995
Loans to banks	24,981	24.904	+ 77	+0.3%	21,552
Trading securities	16,380	18,168	- 1.788	-9.8%	15,720
Fixed assets:					
Investment securities	16,598	15,017	+ 1,581	+10.5%	15,688
Equity investments	2,292	1,565	+ 727	+46.5%	1,074
Intangible and tangible fixed assets	4,809	4,620	+ 189	+4.1%	3,147
Positive consolidation and net equity differences	792	894	- 102	-11.4%	513
Other asset items	23,088	21,115	+ 1,973	+9.3%	12,864
Total assets	**208,388**	**202,655**	**+ 5,733**	**+2.8%**	**177,809**

Liabilities

(amounts in millions of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000	Change amount	Change %	31.12.1999 (restated)
Deposits:					
Due to customers	91,452	83,103	+ 8,349	+10.0%	78,113
Securities in issue	35,868	34,903	+ 965	+2.8%	35,485
Due to banks	34,030	41,167	- 7,137	-17.3%	36,440
Specific reserves	4,579	4,043	+ 536	+13.3%	3,638
Other liability items	22,779	23,434	- 655	-2.8%	11,865
Loan loss reserves	148	131	+ 17	+13.0%	170
Subordinated debt	7,071	4,594	+ 2,477	+53.9%	1,350
Negative consolidation differences and net equity differences	56	41	+ 15	+36.6%	29
Minority portion of shareholders' equity	2,870	2,595	+ 275	+10.6%	3,012
Shareholders' equity:					
Capital, reserves and fund for general banking risks	8,081	7,249	+ 832	+11.5%	6,421
Net profit for the year	1,454	1,395	+ 59	+4.2%	1,286
Total liabilities and shareholders' equity	**208,388**	**202,655**	**+ 5,733**	**+2.8%**	**177,809**

Restated Profit and Loss Account

Items

(amounts in millions of €)	2001	2000	Change: Profit and Loss Account	Change: %	1999 (restated)
Net interest	4,971	4,669	+ 302	+6.5%	4,138
Dividends and other income from equity investments	78	78	-		189
Net interest income	**5,049**	**4,747**	**+ 302**	**+6.4%**	**4,327**
Net commissions	3,291	3,339	- 48	-1.4%	2,761
Trading profits	933	638	+ 295	+46.2%	374
Other net operating income	716	594	+ 122	+20.5%	585
Revenues from services and other sources	**4,940**	**4,571**	**+ 369**	**+8.1%**	**3,720**
Total revenues	**9,989**	**9,318**	**+ 671**	**+7.2%**	**8,047**
Payroll costs	-3,045	-2,773	- 272	+9.8%	-2,601
Other administrative costs	-1,813	-1,628	- 185	+11.4%	-1,490
Writedowns of intangible and tangible fixed assets	-405	-351	- 54	+15.4%	-352
Operating expenses	**-5,263**	**-4,752**	**- 511**	**+10.8%**	**-4,443**
Operating profit	**4,726**	**4,566**	**+ 160**	**+3.5%**	**3,604**
Writedowns of goodwill	-277	-115	- 162	+140.9%	-39
Provisions for risks and charges	-257	-330	+ 73	-22.1%	-266
Net writedowns of loans and provisions for guarantees and commitments	-796	-838	+ 42	-5.0%	-838
Provisions for loan losses	-57	-65	+ 8	-12.3%	-48
Net writedowns of financial investments	-127	-33	- 94	+284.8%	-27
Profit (Loss) before extraordinary items and income taxes	**3,212**	**3,185**	**+ 27**	**+0.8%**	**2,386**
Extraordinary income (charges) – net	231	100	+ 131	+131.0%	496
Change in fund for general banking risks	-5	8	- 13	n.s.	-9
Income tax for the year	-1,484	-1,435	- 49	+3.4%	-1,232
Net profit for the year	**1,954**	**1,858**	**+ 96**	**+5.2%**	**1,641**
Minority portion of net profit (loss) for the year	-500	-463	- 37	+8.0%	-355
Group portion of net profit (Loss) for the year	**1,454**	**1,395**	**+ 59**	**+4.2%**	**1,286**

Balance Sheet: Quarterly figures

Assets

(amounts in millions of €)	2001				2000 restated [1]			
	31 Dec.	30 Sep.	30 Jun.	31 Mar.	31 Dec	30 Sep.	30 Jun.	31 Mar.
Cash and deposits with central banks and post offices	1,826	931	930	896	1,215	965	945	1,219
Loans:								
Loans to customers	117,622	119,767	119,541	115,581	115,157	109,527	107,705	103,006
Loans to banks	24,981	23,954	24,852	24,406	24,904	25,504	26,008	23,927
Trading securities	16,380	17,009	17,414	17,672	18,168	19,465	18,965	19,032
Fixed assets:								
Investment securities	16,598	16,183	16,699	15,049	15,017	15,036	14,696	14,760
Equity investments	2,292	2,129	1,539	1,549	1,565	1,337	1,223	1,205
Intangible and tangible fixed assets	4,809	4,638	4,817	4,740	4,620	3,234	3,162	3,123
Positive consolidation and net equity differences	792	822	853	885	894	592	528	525
Other asset items	23,088	22,752	20,167	23,632	21,115	18,137	16,748	17,812
Total assets	**208,388**	**208,185**	**206,812**	**204,410**	**202,655**	**193,797**	**189,980**	**184,609**

Liabilities

	31 Dec.	30 Sep.	30 Jun.	31 Mar.	31 Dec	30 Sep.	30 Jun.	31 Mar.
Deposits:								
Due to customers	91,452	85,431	86,175	82,723	83,103	80,453	80,370	77,282
Securities in issue	35,868	34,671	34,459	35,755	34,903	34,786	34,965	35,398
Due to banks	34,030	41,409	43,012	39,945	41,167	39,935	38,691	35,028
Specific reserves	4,579	4,182	4,040	4,404	4,043	3,675	3,294	4,438
Other liability items	22,779	24,164	21,637	23,968	23,434	20,482	18,993	20,130
Loan loss reserves	148	107	118	167	131	172	157	186
Subordinated debt	7,071	6,244	5,736	5,639	4,594	2,609	2,459	1,387
Negative consolidation differences and net equity differences	56	43	44	41	41	38	39	34
Minority portion of shareholders' equity	2,870	2,764	2,752	2,726	2,595	3,033	2,860	2,872
Shareholders' equity:								
Capital, reserves and fund for general banking risks	8,081	8,057	8,036	8,628	7,249	7,274	7,234	7,372
Net profit for the year	1,454	1,113	803	414	1,395	1,340	918	482
Total liabilities and shareholders' equity	**208,388**	**208,185**	**206,812**	**204,410**	**202,655**	**193,797**	**189,980**	**184,609**

1. Restated figures are those for the first three quarters.

Profit and Loss Account: Quarterly figures

Items

(amounts in millions of €)	2001				2000 restated			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net interest	1,308	1,205	1,272	1,186	1,201	1,216	1,121	1,131
Dividends and other income from equity investments	19		38	21	15	12	43	8
Net interest income	**1,327**	**1,205**	**1,310**	**1,207**	**1,216**	**1,228**	**1,164**	**1,139**
Net commissions	935	735	800	821	791	795	838	915
Trading profits	259	215	140	319	116	180	164	178
Other net operating income	235	130	205	146	148	153	161	132
Revenues from services and other sources	**1,429**	**1,080**	**1,145**	**1,286**	**1,055**	**1,128**	**1,163**	**1,225**
Total revenues	**2,756**	**2,285**	**2,455**	**2,493**	**2,271**	**2,356**	**2,327**	**2,364**
Payroll costs	-817	-711	-788	-729	-739	-691	-678	-665
Other administrative costs	-465	-442	-455	-451	-436	-401	-405	-386
Writedowns of intangible and tangible fixed assets	-135	-90	-96	-84	-121	-86	-67	-77
Operating expenses	**-1,417**	**-1,243**	**-1,339**	**-1,264**	**-1,296**	**-1,178**	**-1,150**	**-1,128**
Operating profit	**1,339**	**1,042**	**1,116**	**1,229**	**975**	**1,178**	**1,177**	**1,236**
Writedowns of goodwill	-85	-61	-67	-64	-54	-21	-26	-14
Provisions for risks and charges	-68	-50	-100	-39	-177	-26	-85	-42
Net writedowns of loans and provisions for guarantees and commitments	-217	-187	-219	-173	-341	-144	-212	-141
Provisions for loan losses	-34	-9		-14	-22	-20	-1	-22
Net writedowns of financial investments	-110	-5	-7	-5	-25	-17	4	5
Profit (Loss) before extraordinary items and income taxes	**825**	**730**	**723**	**934**	**356**	**950**	**857**	**1,022**
Extraordinary income (charges) – net	109	28	61	33	-64	56	73	35
Change in fund for general banking risks	-12		7	-	3		5	
Income tax for the year	-431	-333	-293	-427	-205	-403	-378	-449
Net profit for the year	**491**	**425**	**498**	**540**	**90**	**603**	**557**	**608**
Minority portion of net profit (loss) for the year	-150	-115	-109	-126	-35	-181	-121	-126
Group portion of net profit (Loss) for the year	**341**	**310**	**389**	**414**	**55**	**422**	**436**	**482**

Note:

For those companies that prepare accounts in foreign currencies, the quarterly profit and loss accounts, which were calculated as the difference between quarter-to-quarter profit and loss accounts, were affected by the level of exchange rates at the various reporting dates, and in particular, the fluctuations in the zloty. In this regard, it should be noted that the exchange rate of the zloty appreciated during the early part of the year (from 3.86 zloties per euro in December 2000 to 3.61 in March and 3.37 in June 2001), and returned to year-end 2000 levels in September (3.86) and ended the year at 3.50 zloties per euro.

The Group's Activities

Strategy development

The Group developed its strategy based on priorities set at the beginning of the period, with the primary goal of maintaining and improving the capacity to create value over time for all stakeholders. As also noted in the half-year report, these priorities are characterised by:

- the increased focus on the creation of income in relation to capital used;
- the strengthening of stakes held in crucial business segments, and especially in assets under management;
- the improvement of asset quality with the widespread use of excellent credit management processes in all Group banks;
- the maintenance of high levels of economic efficiency achieved through tight controls over operating expenses and rigorous selection of development projects.

During the period, the Group's activities have been appropriately focused on achieving these primary goals.

With regard to the first item, a new methodology was developed for optimising capital allocation and the assessment of its correct return for risk, through the adoption of EVA and RARORAC as parameters for measuring the value and profitability of specific businesses.

In this context, each individual Group unit was allocated an optimal amount of Tier 1 capital (thereby differentiating the cost of capital to reflect different risk profiles), which is an essential condition for bringing about the creation of economic value. This same conceptual model is also used to assess initiatives for investments and the restructuring of the portfolio mix of the Group's activities.

The second strategic priority was pursued through intense, co-ordinated activity aimed at redefining business models in both Italy and the New Europe. The action taken allowed the Group's banks to respond efficiently to changed conditions in the banking business market and, as a result, to limit the strong pressure on profit margins brought about by the adverse conditions in the financial intermediation market.

The most significant initiatives include:
- In the Italian retail banking market, the simultaneous experimentation with providing new service models in three different banks to as many market segments More specifically, Credito Italiano has implemented Personal Banking under the "Dedicato" label for affluent customers with the goal of providing a distinctive and differentiated range of products. Cariverona created a Professional Banking unit aimed at enhancing the bank's presence in the area by totally redesigning the approach and image of the retail bank. The Small Business project at Banca CRT is clearly improving the ability to enhance existing relations and bring in new customers.
- In the mid-corporate market, the range of products has been expanded, and the engineering of online financial services has been launched.

- In Wholesale Banking, UBM has enjoyed growing success with a leading Italian position in many investment banking sectors, as a result of a highly innovative approach as witnessed by the distinct improvement in the bank's operating performance, bucking the trend of the markets. Pioneer, which is completing the transformation from traditional mutual fund manager to complete asset manager, has also experienced positive fund inflows in both Italy (in particular) and the USA, thereby increasing its market share.
- In the New Europe, the rapid dissemination of the experience (based on the customer segment approach) gained by the Group in Italy in terms of implementing managerial conduct and commercial business turnaround models made it possible to achieve excellent results in a short period of time. Greater effort has been focused on redesigning information systems, modifying credit management processes and radically changing management methods and employee incentive systems.
- The new initiatives of Xelion and Clarima were launched to establish new paradigms in acquiring and managing customers in their respective market segments. For both, 2001 was a period of launching, experimenting and refining models identified during the planning phase.

Regarding the item to improve asset quality, the Group is continually refining the processes, methods and tools that have allowed it to achieve first-rate results in Italy and Europe. All Group banks and all phases of operations were affected by those activities aimed at refining tools currently in use and acquiring new ones. Credito Italiano extended the introduction of new rating and scoring systems to the other major Italian banks, while criteria, which are more in line with the Group's standards, were introduced in credit management at foreign banks. The recovery phase has also changed significantly with the gradual centralisation of activities in a single manager, Mediovenezie, in order to take advantage of economies of scale and skills that will be translated into significant improvements in earnings.

Maintaining the levels of economic efficiency achieved, with a "structural" cost/income ratio that the Group aims to maintain below 50% (a level that may be exceeded only to finance rigorously selected development projects) is a necessary condition for creating value. To this end, the constant focus on generating demand for goods and services, on the efficiency of mechanisms connecting business and service units (and in particular, computer-related and centralised production units), and on the unification of purchasing procedures is crucial for achieving these goals. In this context, in 2001 the Group completed the centralisation of the Italian banks' information systems, concluded the transfer of back office activities from banks to UPA, and established a foundation for the greater efficiency of purchasing processes for goods and services, including through organisational changes affecting the parent company and the main subsidiaries.

The S3 project

The reorganisation project called S3, which was approved by the Board of Directors on 14 December, is a fundamental step towards further improvements in the effectiveness of commercial activities and efficiency. This project calls for the merger of six banks and the Credit Carimonte holding company into

UniCredito, and the simultaneous spin-off of banking operations to Credito Italiano for the subsequent creation of three banks specialised by customer segment (retail, corporate and private).

This project is covered in the chapter on the Italian Banking Division, which is responsible for its creation, and in greater depth in the conclusion to this report.

Italian Banking Division

Strategic direction

The goal of improving the breakdown of strategic directions through more effective management of the growth areas identified, which led to the establishment of the Italian Banking Division, had, as a natural outgrowth, the creation of a new organisational model based on three banks specialised by customer segment, which will be fully implemented in 2004.

The action and projects undertaken in 2001, which were aimed at creating value over the medium and long term as a result of the strengthened capacity to grow over time, should be seen in this context.

The federal model, which the Group has used until now, made it possible to enhance the local presence and specialised skills of the individual banks, and at the same time insured a unified strategic direction and operating efficiency.

Subsequently, the revolution in types of products and distribution resulted in a greater sensitivity for the development of policies differentiated by customer segment, the guiding principles of which were focused mainly on multi-channel and multi-business concepts.

As a result, specific action plans were identified:

- The development of service models by segment through a gradual intensification of the multi-channel concept, which increases the customer's ability to make choices and the manager's professionalism, with a resulting improvement in the quality of consulting services offered and the time dedicated to the customer.
- The innovation of products and channels to create new business opportunities and new potential for creating value for customers, including through the creation of alliances with strategic partners.
- The differentiation of methods for managing individual businesses as a function of the different needs of customer segments, and the specific profitability and administrative expenses of the channel.
- Taking advantage of Group synergies and new technologies to achieve greater product efficiency and effectiveness.

Due to the focus by structural segments and the achievement of economies of scale and scope, the reorganisation of activities by market segments, which will place UniCredito Italiano at the forefront of organisational and corporate models, will make it possible to further improve the level and quality of service provided to customers in an environment of rapidly growing competition.

The implementation of this highly innovative strategic project will be further facilitated by the existence of a single information technology platform for the Group and the same organisational and business model adopted by each federated bank.

Greater specialisation will occur by maintaining strong ties with the target geographic area through Co-ordination Committees, which will insure the ability to interpret the needs and expectations of local customers.

Sales and service channels

The UniCredito Group's service potential is closely tied to its multi-channel capacity to blend its widespread local branch network with development through the telephone and Internet channels, in addition to the network of financial consultants, who are focused on the promotion of investment tools and services.

The branch network

The banks of the UniCredito Italiano Group have continued their efforts to optimise their networks by aiming to create and/or convert to units specialised by customer segment in order to provide levels of service differentiated by the different market segments served.

As of 31 December 2001, the branch network of the Italian Banking Division had 2,949 branches, an increase of 66 from the prior year. The increase is the result of 75 openings and 9 closures.
Below are details of Group branches broken down by bank. In geographic terms, UniCredito Italiano has a widespread network in northern Italy with an equal distribution in all regions, while in central and southern Italy, its presence is significant in Latium, Apulia and Campania with branches holding substantial market shares.

	31.12.2001		31.12.2000		
NUMBER OF BRANCHES	Number	% of total	Number	% of total	Change
Credito Italiano	803	27.2%	785	27.2%	18
Rolo Banca 1473	776	26.3%	761	26.4%	15
Cariverona	513	17.4%	501	17.4%	12
Banca CRT	466	15.8%	462	16.0%	4
Cassamarca	123	4.2%	119	4.1%	4
Caritro	82	2.8%	79	2.7%	3
Banca dell'Umbria	85	2.9%	75	2.6%	10
CRTrieste	50	1.7%	52	1.8%	-2
CR Carpi	40	1.4%	38	1.3%	2
Other banks	11	0.4%	11	0.4%	
ITALIAN BANKING DIVISION	**2,949**	**100.0%**	**2,883**	**100.0%**	**66**

Call Centre

In 2001 the activities of the Group's call centre were further enhanced by the launch of the following new services:

- Telephone banking, reserved for Credito Italiano's affluent customer segment.
- "CRT Network Call" telephone banking, for CRT's individual customers, which registered over 33,000 members in six months of operations.
- "Banca 24 Ore Call" telephone banking for Banca dell'Umbria's individual customers, which amassed 6,500 memberships in two months.
- The Internet help desk for users of Banca dell'Umbria's home banking Internet services.

From total figures reported for 2001, there were over 376,000 members of telephone banking services, representing an increase of 18% over 2000.

The level of service is definitely high and was achieved due to the continual training of dedicated employees with the goal of increasing the number of operators capable of covering the various operating requirements and insuring adequate coverage for peak usage periods.

To be specific:

- 98% of calls are answered within 5 seconds (last year, 85%).
- Dropped calls represent 0.36% of the total (last year, 2.31%).

With regard to operational functions, there was a 2% increase in bank transfer transactions and a 67% increase in payment transactions; on the other hand, there was a drop in the securities area tied to the particularly difficult period in the securities market.

Internet banking

As at 31 December 2001, there were over 304,500 individual Internet Banking customers at the Group level compared to 173,909 as at December 2000 (up by 75.07%). Customers with "trading" capabilities increased from about 36,500 (at the end of 2000) to about 50,800 in December 2001 (up by 39.28%).

Of the Group's banks, Credito Italiano and Banca CRT offer specific Internet Banking services dedicated to the small business segment, and there are over 22,600 total users compared to 12,535 at the end of 2000 (a period when only Credito Italiano offered these services).

The following new sections/areas were created on the parent company's website (www.unicredito.it) during the year:

- An area covering all official documents (financial statements, half-year and quarterly reports) available in digital form based on CONSOB guidelines.
- An area that provides the presentations (including videos) of top management to the international financial community.
- A section dedicated to Private Banking.

- A section dedicated to Bancassurance.
- A section dedicated to social, environmental and safety policies.
- UniNews, an online weekly publication of the UniCredito Italiano Group, whose goal is to provide selected information (data, reports, in-depth coverage, opinions, news) on all banks and companies that make up the UniCredito Italiano Group.

The financial consultant network

In 2001 Credito Italiano, Banca CRT and Rolo Banca continued to operate and expand their financial consultant networks.

As at 31 December 2001, Group banks had 904 financial consultants with agency powers, broken down as follows:

- Banca CRT: 38.
- Credito Italiano: 750.
- Rolo Banca 116.

Outside network alliances

The period just ended witnessed the launch of Adalya Banca Immobiliare, a bank created to meet the specialised financing needs tied to the purchase and management of homes. Thus, in 2001 Kiron operations (a network of loan brokers of Tecnocasa Franchising) were gradually transferred from Credito Italiano management to the new operation with Adalya Banca Immobiliare.

Agreements with companies active in the real estate brokerage market were entered into in the sector of outside network alliances in order to increase the Group's capacity to provide mortgage financing, a business which creates strong customer loyalty and makes it possible to acquire new customers.

Restructuring affiliated operations

In order to more efficiently take advantage of Group synergies, the operations area, collections operations and mutual fund distribution companies, which were streamlined and reorganised, now report to the Division. The following events were of particular significance:

- The completion of the project to reorganise the tax collection sector, with the resolution of the extraordinary shareholders' meeting of Uniriscossioni Spa (100% owned) to merge by absorption Esamarca Spa and Gespro Spa, which took effect at the end of June 2001 with the execution of the merger agreement.
- The completion, effective 1 July 2001, of transfers of the UniCredit, Rolo Banca, Banca CRT and Cariverona Banca back office divisions to UniCredit Produzioni Accentrate S.p.A., and the transfer of the information system divisions of the above banks and Cassamarca and CRTrieste to UniCredit Sistemi Informativi S.p.A..
- The merger by absorption of Gestiveneto SGR and Fondinvest SGR into Gesticredit SGR effective

1 January 2002, taking on the name of UniCredit Fondi SGR. In addition to the corporate merger, there was a merger of the mutual funds of the three management companies.

The Division's market position

Loans to customers

Industry-wide, total loans (in euro and foreign currencies) were up an average of 11.1% in 2001 compared to growth of 13.3% achieved in 2000, with a pronounced slowdown during the last quarter due to the weakening of the Italian economy: in December 2001 the annual increase was actually 7.7% compared to 14.3% in December 2000. To be specific, the short-term component, 70% of which is made up of loans to non-financial companies, increased 6.3% on an annual basis as of December 2001 compared to 18.6% in December 2000, with a slowdown concentrated at the end of the year. The long-term component, on the other hand, posted a much less pronounced slowdown, with a 9% increase in December 2001 compared to 10.2% in December 2000 due to steady demand for mortgages by households, and the historically low level of interest rates, which dropped sharply during the second half of 2001.

In this context, the Group's market share dropped to 10.52% compared to 10.64% as at 31/12/00 due to the short-term component. More specifically, loans in euro and other currencies to ordinary domestic customers, and net of non-performing loans, registered a 4.4% increase as of 31/12/01 in the short-term component, 8.7% in the medium to long-term component, and overall growth of 6.4%.

	UniCredito Group market share			Industry as at 31.12.2001	
LOANS TO DOMESTIC CUSTOMERS (Units operating in Italy)	**31.12.2001**	**31.12.2000**	**31.12.1999 (Restated)**	**Amounts (€/million)**	**% change from prior year**
Short-term loans	10.93%	11.13%	11.22%	463,482	6.3%
Medium and long-term loans	10.11%	10.14%	10.06%	461,348	9.0%
Total loans	**10.52%**	**10.64%**	**10.63%**	**924,830**	**7.7%**

Non-performing loans

The economic slowdown did not produce visible effects in the industry's credit quality, which continued to improve in 2001. This phenomenon was brought about in part by securitisation transactions completed by certain banks for non-performing loans, and by a structural improvement in the production system's profitability, with a 12.3% decline of gross non-performing loans from December 2000. As a result, the ratio of gross non-performing loans/loans also dropped from 5.70% in December 2000 to 4.69%.

The Group did particularly well compared to the industry with a 19.4% decline in gross non-performing loans from the end of the prior period. The ratio of non-performing loans to loans dropped to 2.81% from 3.68% in December 2000, even after securitisation transactions.

For further details on the Division's credit quality, see the paragraph on doubtful loans in the chapter on the key balance sheet aggregates.

NON-PERFORMING LOANS DOMESTIC CUSTOMERS (Units operating in Italy)	Ratio of non-performing loans/loans [1]			Non-performing loans as at 31.12.2001	
	31.12.2001	31.12.2000	31.12.1999	Amounts (€/million)	% change from prior year
Industry	4.69%	5.70%	7.42%	45,536	-12.3%
UniCredito Group	2.81%	3.68%	4.31%	2,817	-19.4%

1. Loans including non-performing loans.

Funding from customers

From the standpoint of liabilities, for the industry as a whole, funding, defined as deposits (in euro and other currencies) and bonds, rose substantially in 2001, starting in the autumn with annual growth in December of 6.8% compared to 2.7% in December 2000, despite negative results for the first nine months. This was due to the strong recovery of current accounts and bonds, both of which benefited from the increased preference by households for liquidity and less risky investment instruments, following the high uncertainty over financial markets, and more generally, over economic prospects.

To be specific, overall deposits rose 5.8% in December 2001 after growth of 0.5% at the end of 2000. More specifically, current account deposits rose 9.5% in December from 5.6% in December 2000 (despite the decline in savings deposits and certificates of deposit for all maturities), but at gradually lower interest rates. Finally, the vitality of the bond market was confirmed with the 8.8% increase in December 2001 compared to the 7.3% increase in December 2000.

FUNDING FROM DOMESTIC CUSTOMERS (Units operating in Italy)	UniCredito Group market share			Industry as at 31.12.2001	
	31.12.2001	31.12.2000	31.12.1999 (Restated)	Amounts (€/million)	% change from prior year
Deposits (in euro and other currencies)	10.07%	10.14%	10.70%	550,015	5.8%
Bonds	8.56%	10.24%	9.43%	295,022	8.8%
Total deposits	**9.55%**	**10.18%**	**10.29%**	**845,037**	**6.8%**
Repos	12.54%	13.13%	11.04%	76,220	10.9%
Funding	**9.79%**	**10.41%**	**10.33%**	**921,257**	**7.1%**

The Group's position in the funding market grew at a slower pace than the industry due in part to its connections with the indirect deposit market. On the one hand, in fact, deposit performance was substantially in line with that of the industry (up by 5% over December 2000) with market share at nearly the same levels as the prior year. On the other hand, bonds and repos, which suffered more from the flight towards indirect deposits, posted a significant reduction in market share, which is reflected proportionally in the overall position in this sector.

Mutual funds

In 2001 total assets invested in mutual funds distributed in Italy declined 5.86% due to the negative impact of international stock market performance.

Net of the "performance" effect for products during this period, assets would have remained at substantially the same levels as the end of 2000.

Net inflows, including funds in unrelated funds, were actually somewhat positive (€ 1,020 million) recovering in the second half of the year what was lost during the first half, thereby absorbing the large decline in September tied to well-known international events.

The above was tied to a significantly lower customer focus on funds in general, with a significantly lower total number of purchases than the prior year (down by 28%), which also corresponded to a lower level of redemptions (down by 22%).

For the UniCredito Group, market performance also hurt mutual fund levels: at the end of December assets declined by 4.27% from the same month of the prior year.

However, due to a net positive inflow of approximately € 2,000 million (greater than all other operators in the domestic market), the market share for mutual fund assets rose 23 basis points from 13.33% in December 2000 to 13.56% in December 2001 confirming the position at the end of June, and reaffirming the capacity to replicate market performance during the recovery phase (2nd half), while demonstrating greater resilience during the downturn (1st half).

In terms of the volume traded in the "funds" area, the Group also posted a lower decline in purchases from the prior year than the industry (-21%).

This impressive result was primarily made possible by the launch of a range of products "guaranteed" by underlying investments in the form of mutual funds that have met growing customer demand for financial instruments with total protection for invested principal at maturity.

In this context, products have been sold such as unit linked funds in the insurance area, new lines of asset management accounts, and several bond issues with returns indexed to a basket of funds, for a total of € 6,500 million.

ASSETS IN MUTUAL FUNDS (amounts in millions of €)	AMOUNTS AS AT 31.12.2001	31.12.2000	Change %
Industry	519,155	551,522	-5.9%
UniCredito Group	70,386	73,528	-4.3%
Market share	**13.56%**	**13.33%**	**+23 b.p.**

Retail Area

The year 2001 was one of the most difficult and complex years (from a business standpoint) in the last decade for consumer households and producers.

In fact, in an economic environment of world-wide recession, which was the primary cause of the downward trend of interest rates, there was an inversion in the negative trend in the main retail market industry, assets under management, and a simultaneous weakness and decline in securities markets, which was further accentuated by the well-known American events last September.

In this environment, results achieved in the individual and small business market were at nearly the same levels as in 2000, with growth in financial income, and a decline in commission revenues, resulting in a re-balancing of the two amounts in the mix of the profit and loss account. Financial income in 2001 represented 48% of total revenues (45% in 2000), while commissions were 52% (55% in 2000) of the total.

The 5.5% increase in financial income was supported by the increase in short and long-term loans; to be specific:

- The demand component posted a 5% increase over 2000 in terms of volume and a 17% increase in terms of income.
- The term component rose 11% in terms of income as a function of the 14% increase in volume, which resulted from continued growth in trading and the rediscovery of the real estate market as an investment alternative to securities products.

In the area of service revenues, the contribution from current account commissions was particularly impressive, and partially compensated the lower revenue volume in the investment product sector. Moreover, this sector benefits from year-on-year positive performance from funds under Luxembourg law and the constant growth in Bancassurance volume.

In the latter area, in 2001 the Group generated € 3,949 million in new life insurance premiums, equal to a 44% increase over total new premiums in 2000: this production represents 16.1% (13% in 2000) of the banking market, 14.7% of the bank and Posta Spa market, and 11% (9% in 2000) of the overall insurance market. Narrowing the focus to the unit-linked area, the Group's production represented 34.5% of the Bancassurance market, and 26.7% of the total market (23% and 17% respectively in 2000).

Production in 2001 resulted in a 15% increase in volume and 54% in income.

In 2001 package accounts continued to be well received in the retail market:

- There were nearly 1.5 million individual package accounts at year-end, representing a 19% increase over 2000, while traditional accounts increased by about 2%. Package accounts represented 40% of all current accounts (34% at the end of 2000);
- As at December 2001, Imprendo, the package account for small businesses, had over 121,000 account holders (up by 32% over the prior year), of which 29% were new customers. It is the leading product in the small business market.

Corporate Area

The Corporate Area posted favourable performance, which was highly satisfactory compared to the prior year and with respect to the challenging goals set.

In fact, total Corporate revenues were up by 24.3% over reported figures for 2000 due to the favourable performance posted by financial income (up by 21%) and service income (up by 28.9%) confirming the growing attention to this income component.

Financial income was bolstered primarily by a sharp improvement in loan spreads due to an approach, which is now shared, to reduce and/or replace low-value loans, and the favourable "rate environment." Average volume was up by 12.8% (income for total loans was up by 27.1%).

Service revenues (up by 28.9%) posted a pronounced gain in the Forex and Derivatives area (where the strong push to sell derivatives to hedge exchange and rate risk resulted in a 95.2% increase in income) and also from commissions for foreign business (up by 10.5%), account management (up by 18%) and from the bank days component (up by 21.9%), which more than compensated for the unsatisfactory "Managed" component.

The main elements of success that characterised 2001 included the following:

- The plan to reduce risk-weighted assets, in which the Group banks, despite the customary focus on achieving a satisfactory level of total revenues, targeted the reduction goals identified and freed up capital, which was unprofitable and/or tied up on high-risk customers.

- The stability and strengthening of the Corporate channel, which allowed for a total upgrade of the characteristics and specific features of individual networks, while also meeting the changing needs of customers.
- The development of the RAPM model, a performance measurement tool in the Corporate area capable of providing the proper balance between expected income, future risk and the cost of resources used.
- The extension of the corporate approach to Banca CRT in order to implement customer segmentation based on customer income potential in order to determine targets for commercial operations.
- The expansion of the range of products, which led to the promotion of innovative differentiated services as well as complementary services that satisfy the non-financial needs of companies.
- The operating launch of I-Faber, as a part of the B2B electronic commerce initiatives, which serve as a marketplace for indirect goods and services, where UniCredito has started making some of its own purchases.
- The online engineering of financial services in line with the needs of an advanced marketplace, and in support of the in-house commercial transactions of I-Faber, in order to achieve a strategically significant position in Internet business.

Divisional net profit and operating profit

In 2001 the Italian Banking Division generated net profit of € 2,002 million, up by 15.7% over the prior year, with the Group's portion equal to € 1,669 million (up by 16.6%).

The Division's operating profit was € 3,956 million, or 3.0% higher than the prior year's, due to the growth in revenues, which was partly offset by the growth of operating expenses.

ITALIAN BANKING DIVISION (amounts in millions of €)	2001	2000	Change Profit and Loss Account	Change %
Net interest	3,988	3,683	+ 305	+8.3%
Dividends and other income from equity investments	29	19	+ 10	+52.6%
Net interest income	**4,017**	**3,702**	**+ 315**	**+8.5%**
Net commissions	2,485	2,813	- 328	-11.7%
Trading profits	337	164	+ 173	+105.5%
Revenues from services and other sources	**2,822**	**2,977**	**- 155**	**-5.2%**
Total revenue	**6,839**	**6,679**	**+ 160**	**+2.4%**
Payroll costs	-2,090	-1,993	- 97	+4.9%
Other administrative costs	-1,537	-1,299	- 238	+18.3%
Other net operating income	979	664	+ 315	+47.4%
Writedowns of intangible and tangible fixed assets	-235	-210	- 25	+11.9%
Operating expenses	**-2,883**	**-2,838**	**- 45**	**+1.6%**
Operating profit	**3,956**	**3,841**	**+ 115**	**+3.0%**
Provisions for risks and charges	-138	-187	+ 49	-26.2%
Net writedowns of loans	-426	-491	+ 65	-13.2%
Provisions for loan losses	-43	-77	+ 34	-44.2%
Net writedowns of financial investments	-23	-32	+ 9	-28.1%
Profit (Loss) before extraordinary items and income taxes	**3,326**	**3,054**	**+ 272**	**+8.9%**
Extraordinary income (charges) – net	67	33	+ 34	+103.0%
Change in fund for general banking risks	1	8	- 7	-87.5%
Income tax for the year	-1,392	-1,365	- 27	+2.0%
Net profit for the year	**2,002**	**1,730**	**+ 272**	**+15.7%**
Minority portion of net profit (loss) for the year	-333	-299	- 34	+11.4%
Group portion of net profit (Loss)	**1,669**	**1,431**	**+ 238**	**+16.6%**

Revenues

Net interest income of € 3,988 million was up 8.3% due to positive growth in the volume transacted, with a slight increase in the average annual spread.

On the other hand, revenues from services and other sources declined, with widely differing performance among its components:

- Net commissions were € 2,485 million (down by 11.7% from the prior period), following the difficulties experienced in the asset management and administered deposit markets, which were tied to the poor performance of financial markets in 2001. However, this critical situation was contained due to good results achieved from shifting customer portfolios towards products with greater value added, such as unit linked funds and products with guaranteed principal, and the constant improvement in service quality, especially with regard to aspects of customer relationship management: in this regard, the good results achieved by package accounts (to which customers assign a higher satisfaction rating than traditional products) served as a positive loyalty-building element.

- Trading profits were € 337 million compared to € 164 million for the prior year; this result was largely attributable to the sharp increase in sales of structured rate and exchange derivatives, which feature a high degree of innovation.

Accordingly, total revenues were € 6,839 million, up by 2.4% from December 2000.

Operating expenses

In the expense area, there was a 1.6% increase in total operating expenses, which benefited from administrative cost savings resulting from performance control and cost optimisation (the cost excellence project) through a slowdown of certain initiatives in favour of the strategic project to reorganise the Division's operations by segment banks. The ratio of operating expenses (defined as the total of payroll costs, other administrative costs and writedowns of fixed assets) to total revenues, including other net operating income, rose from 47.7% in the prior year to 49.4%. Within operating expenses, the increase in other administrative costs of 18.3% over the prior year was largely attributable to the increase in services provided by USI and UPA, for which there was a corresponding increase in other net operating income (up by 47.4%). Net of these effects, other administrative costs rose by 5.5% (up by 4.4% net of the project-related component). Eliminating these effects and project-related expenses, the cost/income ratio was 46.4%, which was relatively stable compared to the prior period (46.3%).

Payroll costs were up 4.9% over the prior period, following contractual adjustments and the increase in employees in commercial operations.

Wholesale Banking Division

Strategic direction

As a part of the Group model, which calls for autonomous units to manage specific businesses, the Wholesale Banking Division operates through UniCredit Banca Mobiliare (the Group's investment bank) TradingLab Banca S.p.A. (the UBM subsidiary specialising in products and services offered to brokers for retail investors) and Pioneer Global Asset Management S.p.A. (the sub-holding company that manages the Group's asset management operations).

During its second year of operations, UBM continued its mission as a wholesaler of financial services provided to institutional investors and to the market of both in-house brokers (the federated banks and Group product companies) and external brokers specialising in distribution, by broadening its range of innovative products and high value-added services. It also significantly enhanced its supply capacity in the corporate and investment banking sectors and centralised relationships with the Group's large corporate customers, for which it is now able to act as a single intermediary capable of satisfying all the financial needs of this segment.

Following the launch of operations with large corporate customers, UBM's commercial structure focused on two areas: Investment Banking (including the Equity Capital Market, Corporate Finance, Structured Finance and Mergers and Acquisitions Units) and Corporate Banking (broken down into Relationship Management, Corporate Lending and CorporateLab Units).

The mission of TradingLab Banca S.p.A. is to develop an integrated line of advanced financial products and services for brokers (banks, securities brokerage companies, financial consultant networks, etc.), capable of satisfying all the needs of their retail investors. It also concentrates on securities brokerage for the Group's retail customers, and it is a leader in the domestic market for covered warrants. In 2002 the company will continue its international growth project, which, among other things, calls for the spin-off of TLX, TradingLab's global electronics market, which is to be converted from an OES (Organised Exchange System) to a regulated market.

Pioneer Global Asset Management S.p.A. (PGAM) was established in October 2000 following the acquisition of the Global Investment Management Division of the US-based Pioneer Group. All companies in the Group's asset management area report to this company. During the year, the operations of Europlus and Pioneer were combined, and a new organisational structure was implemented, which calls for the centralisation of asset management responsibilities under Pioneer Investment Management Ltd, Dublin, for European markets, and under Pioneer Investment Management USA Inc, Boston for the American and Asian markets, and the decentralisation of marketing and sales functions.

From the standpoint of distribution, 5 divisions were created: Italy, USA, International (Western Europe, Latin America and Asia) and the New Europe (Poland, Czech Republic and other Eastern European countries). The fifth division, Pioneer Alternative Investments, provides hedge funds and alternative products to the other four divisions.

PGAM provides a unified approach to asset management, product development, planning, risk management, oversight, internal audits and financial reporting. In 2001 the following were completed from an organisational standpoint:

- The integration of the "investment process" between Boston and Dublin;
- The creation of an international marketing unit;
- The creation of an Italian marketing unit dedicated to Group banks and the distribution network;
- The selection of management and the definition of the relevant procedures.

The Pioneer Group will meet the sophisticated needs of investors in a global market context by turning itself from a traditional supplier of mutual funds to a full-service asset manager. Considerable attention will be devoted to segments with greater growth potential, including third party distribution platforms, segregated accounts, alternative instruments such as hedge funds and structured products, pension products, guaranteed principal products and other innovative products that use mutual funds as the underlying investment.

Investment Banking

Investments and Corporate Banking

For the year, domestic and international capital markets reported a particularly negative performance, which was further accentuated by the events of 11 September. To be specific, capital raising activities declined 45% in Europe, with a more pronounced decline in the IPO sector (down by 67% in Europe and by 70% in the Italian market).

In this difficult market environment, UBM played a leading role in the capital increase of Banca Popolare Commercio e Industria and in the listing of De'Longhi.

With regard to syndication activities, UBM successfully participated in the underwriting and placement of nearly all transactions launched in the market during the year; the most significant of these are the bank's role as Lead Manager in the Olivetti capital increase (in an overall amount of € 375 million) and its role as Senior Co-Lead Manager in the SNAM Rete Gas IPO (€ 1.3 billion).

As regards leveraged finance, attractive project opportunities were developed, mainly in the energy and telecommunications sectors, several of which have already been completed. Noteworthy among them was the arrangement and execution, as Joint Arranger/Joint Underwriter, of the € 955 million medium to long-term financing to Fastweb S.p.A., a company in the e-Biscom group.

UBM co-ordinated 34 transactions in fixed-income primary market issues for a total of € 7.5 billion, ranking in first place among Italian institutions for transactions denominated in euro and all currencies in issue.

In the primary market for Italian government securities, UBM was a confirmed leader among specialists with market share of 8.4%.

UBM operates in the securitisation market through its subsidiary Euro Capital Structures, which in 2001 structured five major transactions: two securitisation transactions for Locat lease payments; securitisation transactions for performing loans for automobile purchases valued at € 850 million on behalf of Fiat Bank, and € 831 million on behalf of Fiat Sava; and the securitisation of non-performing loans in the amount of € 221 million on behalf of Cariverona. In addition, ECS, acting as Loan Advisory, carried out two collateralised loan obligation (CLO) arbitrage transactions.

During the year UBM centralised relationship management with large corporate customers, starting a lending programme alone or through the Group's commercial banks, and insuring a more effective marketing action overall.

With regard to syndication financing, UBM participated as Mandated Lead Manager in the following key transactions in the domestic market: Eridania Begin Say, Schema 28, ADR and Olimpia.

Products for the retail market

In 2001 TradingLab confirmed its leading role in covered warrant issues maintaining a market share of over 40% with an updated range of call and put instruments and benchmarks for market indices. At the same time, new types of products were launched such as "Range," "Pick Up" and "Strategy."

With regard to bond issues, TradingLab originated structured issues totalling € 4.5 billion. In addition to (primarily step up) interest rate structures, which are in demand during volatile and uncertain market periods, new types of equity-linked bonds were launched whose return profile is a function of the performance of baskets of unrelated stocks (Rainbow) or of the decline of the basket during half-year reference periods (Vega Bonds). Funds-linked bonds were also launched, which make it possible to take a long position on a basket of stock mutual funds and bonds with the guaranteed return of principal at maturity. Finally, three convertible bond issues were handled for ENI, TIM and Deutsche Telekom.

Sales & Trading

In secondary fixed-income markets, UBM was confirmed as the leader among Italian Treasury specialists, with a market share of 4.5% on the MTS, and was named as a specialist for the French Treasury. Overall, taking also into consideration its strong presence in the Spanish and German markets, UBM is quickly becoming one of the key brokers of government securities in the Euro area. Despite the pronounced trend for widening credit spreads that characterised the majority of the year, operations in non-government securities posted good results.

The UniCredito Group brokered over € 49 billion in the stock market, with a market share of 3.86%. UBM plays a leading role in the STAR segment (high requirement securities segment) by providing liquidity as a market maker for 11 of 37 companies with a market share of about 30%. Among others, it acts as a specialist for the Interpump Group, Richard Ginori, Ferretti, Stefanel and Cremonini. In the derivatives market (IDEM), the Group achieved market share of 4.80% (about 2% was the share of UBM alone).

Trading, structuring and selling complex derivatives for corporate and institutional customers and government entities generated a revenue growth of 132% over 2000.
The nominal value of contracts traded by CorporateLab (the unit specialising in advisory services for the management of financial risks and in structuring and offering derivative products for corporate customers and government entities) rose by 40%, topping € 120 billion with over 25,000 transactions.
The range of products offered was further expanded with the introduction of solutions aimed at satisfying

risk/return combinations expected by various customer segments. In particular, a new line of products dedicated to "energy risk management," called QES, was structured.

CorporateLab was awarded 90 appointments to manage financial risks for government entities and former municipal companies including those of the Lazio Region, the province and municipality of Alessandria, and the municipalities of Genoa, Avellino and Rimini.

Derivative products targeting institutional customers rose by 125%, due primarily to the growth of derivatives guaranteeing principal and return for banking and insurance customers.

Asset Management

The Industry

In 2001, stock market performance, and more generally, the consequences of the macroeconomic situation resulted in a decline in the appetite for risk and forced investors to favour investments with less value added (money market and bond funds).

At the end of the year, the US market had assets of $1,677 billion, representing a drop of 5.07% from year-end 2000 values.

The increased risk aversion of savers together with the negative impact on stock asset levels led to an increase (to 17.5% at year end) in the market share of bond funds (15.2% in December 2000) and an increase in the percentage of money market funds from 11.5% to 13.4%; this occurred to the detriment of stock mutual funds, which dropped from 68.6% to 63.3%. Countering the performance for the year, the last quarter still witnessed savers moving into stock funds, with share passing from 61% at the end of September to 63.3% at the end of December. Net annual inflows of € 113,458 million favoured bond and money market funds (€ 54,520 million) over stock funds (€ 47,378 million) and hybrid funds (€ 11,559 million).

In Italy, the asset management sector, and in particular, the mutual fund sector, posted a total net inflow of € 1,020 million in 2001 (an outflow of € 700 million, if the funds of unrelated funds are not considered). There was an outflow of funds during the first nine months of the year (due to significant redemptions in stock funds) and an inflow during the last three months, allowing for a partial recovery of the redemptions in September (following the terrorist attacks in the US).

In 2001 Italian savers also had a sharply lower appetite for risk and favoured liquidity funds (as well as repos outside the asset management system) and bond funds (€ 28,378 million of net inflows) to the detriment of stock and balanced funds (down by € 16,485 million). Only in recent months has there been a return to investments in stock-based products (down by € 12,683 million over the year, but up by € 911 million in November and December).

Assets managed in mutual funds created and managed by Italian brokers (including funds in non-related funds) totalled approximately € 519,000 million at the end of December, representing a decline of 5.9% from the end of 2000.

Assets in mutual funds in Germany amounted to € 361,608 million, down by 3.75% from year-end 2000, with a prevalence in the stock component, which, however, was down from the corresponding period of the prior year. Mutual fund activity in Germany posted net positive inflows for all months of the year (€ 29,460 million annually, of which € 17,634 million was from money market funds and € 7,719 million from stock funds).

An analysis of mutual fund market performance in Eastern Europe also confirms savers' preferences for bond and money market funds.

Assets under management

Pioneer posted net inflows in all divisions, and especially during the second half of the year. In Italy, the UniCredito Group weathered one of the worst years for mutual funds better than the rest with a first place ranking among managers in terms of net inflows (up by € 1,966 million). The American division (net inflows were up by € 1,375 million) also performed better than the competition with record gross inflow for the year. The International Division posted impressive results (net inflow up by € 596 million). Last, but not least in terms of results, the New Europe Division reported an increase in assets under management of over 70%.

The inflow was still not sufficient to offset the negative market effects, which were reflected in the performance of stock mutual funds. Accordingly, Pioneer Investments experienced a decline in total assets managed, which, as at 31 December 2001 totalled € 111,049 million, which was down 1.7% from the amount reported at the end of December 2000.

Assets in managed mutual funds totalled € 97,718 million at the end of 2001, which was essentially unchanged from the end of 2000. This was largely due to the contribution of funds under Luxembourg law (up by 40.62%) and under American and Irish law (up by 6.3%), which offset the 26.05% decline in funds under Italian law resulting primarily from the switch towards new generation products.

Italy

During the year just ended, Pioneer Investments raised € 2,862.6 million in Italy (excluding assets owned by the Group's banks) with inflows concentrated primarily during the second half of the year, allowing the UniCredito Group to come in first place in the mutual fund area in terms of net fund inflow (up by € 1,966 million). This result is even more significant if compared with the overall figure for the mutual fund industry (down by € 700 million). Thus, the UniCredito Group increased its market share from 13.33% at the end of 2000 to 13.57% at the end of 2001.

Also significant was the contribution made by products targeting institutional investors such as pension funds, unit-linked policies and insurance, which rose by 39.04%, 13.14% and 83.76% respectively. With these results, Pioneer has confirmed its leadership position in the institutional segment in Italy.

The most significant business initiatives in 2001 included the following:

- The launch of guaranteed principal products (in collaboration with UBM and Trading Lab), which, as a new product on the market, contributed to the commercial success of 2001.
- A further expansion of the range of products with the launch of new Luxembourg funds, and in particular specialised US, Greater China and sector equity funds, and a Euro area corporate bond fund.
- The streamlining of the Italian range of funds with the merger of funds issued by the three asset management companies (Fondinvest, GestiCredit and Gestiveneto), which were merged into UniCredit Fondi, and the creation, for the first time in Italy, of the dual share class.
- The launch of multi-brand lines for high net worth customers.
- The issuance of bonds indexed to Pioneer funds.

PIONEER INVESTMENTS
ASSETS UNDER MANAGEMENT
(amounts in millions of €)

	AMOUNTS AS AT		Change	
	31.12.2001	31.12.2000	Amount	%
Italy	**85,580**	**89,233**	**-3,653**	**-4.1%**
Segregated Accounts	6,527	7,269	-742	-10.2%
Retail	69,044	71,018	-1,974	-2.8%
of which: - Unit Linked	*6,154*	*3,349*	*2,805*	*+83.8%*
- Low Net worth	*13,233*	*11,677*	*1,556*	*+13.3%*
Institutional	5,733	4,562	1,171	+25.7%
of which: - Pension funds	*1,902*	*1,368*	*534*	*+39.0%*
- Other insurance products	*2,032*	*1,796*	*236*	*+13.1%*
Proprietary Funds	4,276	6,384	-2,108	-33.0%
USA	**21,742**	**20,948**	**794**	**+3.8%**
Other international markets	**2,683**	**2,252**	**431**	**+19.1%**
New Europe	**1,044**	**590**	**454**	**+76.9%**
Total assets under management	**111,049**	**113,023**	**-1,974**	**-1.7%**
of which: Assets in mutual funds	*97,718*	*98,855*	*-1,137*	*-1.2%*
- Italian	*36,743*	*49,686*	*-12,943*	*-26.0%*
- Luxembourg	*35,303*	*25,105*	*10,198*	*+40.6%*
- Other mutual funds	*25,282*	*23,780*	*1,502*	*+6.3%*
- Hedge funds	*390*	*284*	*106*	*+37.3%*

USA

In 2001 the American division clearly reversed the negative trend of 2000 posting positive net sales (€ 1,375.7 million at year end) despite the shock caused by the tragic terrorist attacks in September. Assets concentrated in stock products or products related to stock markets increased by 3.8% over year end 2000, reaching € 21,742 million. Due to the favourable results achieved, especially during the last two quarters, the Division achieved its best results in terms of inflow since its inception date, with gross sales of $3.8 billion, representing a 42% increase over the prior year.

Inflow results allowed Pioneer US to increase market share in the referenced segment from 1.27% at the end of December 2000 to 1.32% at the end of December.

International

The International Division, which accounts for approximately 2% of total assets managed, increased assets by 19.2% since the beginning of the year to € 2,683 million. In 2001 there was a clear reversal in net sales (which intensified during the second half of the year) from the negative amounts for the prior year; net overall inflow as € 596.5 million.

Various measures were taken to complete the organisational process that involved the expansion of the distribution network in Western Europe, Latin America and Asian countries. In order to give Pioneer an actual presence in the Far East, the Singapore office was opened in October. The marketing initiatives launched (advertising campaigns, road shows) made possible a greater penetration of the German market and an excellent start-up in the French and Spanish markets, and also led to the execution of agreements with banking and institutional distributors.

New Europe

At the end of 2001, overall division assets totalled € 1,044.5 million, up by 77% over December 2000 figures.

In Poland, Pioneer Pekao is the largest asset management company with assets of € 883 million and market share of 24.03%, representing an increase of 434 basis points over December 2000, and net inflow of about € 400 million. Inflow in the Czech Republic was € 8.6 million in 2001 in an environment in which the mutual fund industry experienced outflow of over € 370 million. Assets at the end of 2001 were € 161.3 million with a stable market share of 8.3%.

Pioneer Alternative Investment Management

The company dedicated to alternative investments in the Pioneer Group had fund inflow of € 145.2 million. Assets at year-end 2001 were € 390 million, representing a 74.98% increase over year-end 2000. Inflow and asset figures were already included in figures for the business areas above.

In 2001, particular mention should be made of the good performance of managed funds (Pioneer Global Opportunities, Pioneer Global Macro, Pioneer Convertible Bond Arbitrage, Pioneer Global Equity Arbitrage) compared to their competitors, and the launch of a guaranteed principal product.

With regard to Italy, the Bank of Italy gave its authorisation for the hedge fund headquartered in Milan, which is the first step in the development of hedge funds under Italian law, which will be offered to leading individual and institutional customers.

Net profit and operating profit

Despite a deteriorating macroeconomic environment and financial markets beset by declining income and volume, the Wholesale Banking Division had net profit of € 290 million, which was in line with results for 2000.

However, comparison with prior year results is not very meaningful since in 2001 the Division experienced changes in perimeter following the integration of the Pioneer Group's Global Investment Management Division in May 2000, and the establishment of the sub-holding company for the management of the asset management operations of the Pioneer Global Asset Management Group Spa. Income was also affected by costs associated with the integration of that Group and non-recurring charges connected with operations-related problems. Finally, the results of Euro Capital Structures and UniCredit Capital Italia were also consolidated.

WHOLESALE BANKING DIVISION (amounts in millions of €)	2001	2000	Change Profit and Loss Account	Change %
Net interest	-23	8	- 31	n.s.
Dividends and other income from equity investments	3	21	- 18	-85.7%
Net interest income	**-20**	**29**	**- 49**	**n.s.**
Net commissions	540	297	+ 243	+81.8%
Trading profits	490	354	+ 136	+38.4%
Revenues from services and other sources	**1,030**	**651**	**+ 379**	**+58.2%**
Total revenues	**1,010**	**680**	**+ 330**	**+48.5%**
Payroll costs	-291	-119	- 172	+144.5%
Other administrative costs	-265	-130	- 135	+103.8%
Other net operating income	87	19	+ 68	+357.9%
Writedowns of intangible and tangible fixed assets	-39	-22	- 17	+77.3%
Operating expenses	**-508**	**-252**	**- 256**	**+101.6%**
Operating profit	**502**	**428**	**+ 74**	**+17.3%**
- Investment banking	*394*	*279*	*+ 115*	*+41.2%*
- Asset Management	*108*	*149*	*- 41*	*-27.5%*
Provisions for risks and charges	-2	-1	- 1	+100.0%
Net writedowns of loans	-3		- 3	
Provisions for loan losses	-15	-16	+ 1	-6.3%
Net writedowns of financial investments			-	
Profit (Loss) before extraordinary items and income taxes	**482**	**411**	**71**	**+17.3%**
Extraordinary income (charges) – net	-3	4	- 7	n.s.
Change in fund for general banking risks	-6		- 6	
Income tax for the year	-183	-125	- 58	+46.4%
Net profit for the year	**290**	**290**	**-**	
- Investment banking	*218*	*156*	*+ 62*	*+39.7%*
- Asset Management	*72*	*134*	*- 62*	*-46.3%*
Minority portion of net profit (loss) for the year	-16	-21	+ 5	-23.8%
Group portion of net profit (Loss) for the year	**274**	**269**	**+ 5**	**+1.9%**

Operating profit

Total revenues reached € 1,010 million due to revenue growth in investment banking (up by 37.6% to € 607 million) and the resilience of the asset management area. Despite the gloomy financial environment, this area had net inflow in all divisions.

Total revenues were made up of the following key aggregates:

- Negative net interest income of € 20 million, comprising negative net interest of € 23 million and losses from equity investments of € 8 million, partially offset by dividends from the stock portfolio of € 11 million.
- Net commissions of € 540 million (up by 81.8%), which were up in the investment banking area, primarily due to the contribution of structured finance operations, and in asset management, due to Pioneer's incremental contribution.
- Trading profits of € 490 million (up by 38.4%), which were up mainly due to UBM's operations in derivatives for the management of financial risks.

Administrative costs totalled € 556 million with a cost-to-income ratio of 54.2%, which was affected by the charges incurred for the institutional campaign launched for the promotion and re-launching of the new Pioneer brand (€ 50 million), and costs for the Pioneer Group's restructuring and integration. In addition, during the half-year there were provisions for amortisation and depreciation of € 39 million.

Thus, operating profit was € 502 million, which was up by 17.3% over the prior period.

Foreign Banks and New Growth Division

The external environment

In 2001 the macroeconomic situation in countries of the New Europe (i.e., those Central European countries being considered for EU membership), and in particular in the countries where the Group is present, once again developed in an overall positive direction, but with different focal points.

Economic growth greater than EU average

Despite the slowdown at the international level, the New Europe maintained growth levels greater than those in the Euro area, and high in absolute terms. In general, growth in domestic demand, which was bolstered by a significant rise in per capita income and the desire to fill the consumption gap with respect to Western European countries, more than offset the decline in exports, which suffered mainly from the macroeconomic slowdown in Germany. The gradual reduction of interest rates at the international level, especially during the second half, led to a decline in rates in the New Europe, which in certain instances was drastic, and which laid the foundation for the expectation of good growth in 2002.

Rapid stabilisation process

The stabilisation process, which has been under way for some time, continued successfully in 2001 with a heavy focus on containing inflation and the government deficit, as required by the process for entering the EU in order to insure prospects of growth and stability in the long term. This evolution was recognised by the market, which gave the region a gradually improved rating (contrary to what is happening in other emerging economies such as those of Asia and Latin America) and country risk in continual decline.

Poland

After years of growth around 5%, Poland slowed down in 2001 with growth just above 1%, due in part to growth restrictions imposed by high interest rates. The growth of bank aggregates was still high, which facilitated the increased level of banking penetration in the country, as witnessed by the structural trend to narrow the gap with the EU that is occurring in Poland. Anti-inflationary measures taken in 2000 and 2001 made it possible to gradually reduce inflation from about 9% to 3.5% at the beginning of 2002.
In 2001 the international process of rate reduction in conjunction with the anti-inflationary policy led to a gradual cut in reference rates of 750 basis points in 2001 laying the foundation for accelerated growth in the Polish economy in the coming months.

Other countries

With regard to the other countries where the Group has a presence, there was widespread growth of real GDP: it was up around 4.5% in Bulgaria, over 3.5% in Croatia, and around 3% in Slovakia.

Implementing strategic guidelines

Over two years since the acquisition of Bank Pekao, UniCredito Italiano has witnessed the confirmation and reinforcement of the guidelines that induced the Group to begin its investment and expansion programme in the New Europe with the goal of becoming the leading banking group in the region. This strategic orientation was driven by the desire to acquire banks with significant market share at attractive prices with the knowledge of being able to create value for the Group's shareholders by contributing the Group's guidance and support to these banks (based on a restructuring focus and a common business model), and at the same time benefiting from future macroeconomic trends of strong growth and gradual stabilisation and the reduction of risk due to the convergence process and EU membership. Both of these factors have been largely strengthened, as witnessed by the results of this period, which reinforced the value of the Group's expansion in the New Europe.

The Group's current perimeter includes not only the Polish bank, but also Bulbank, the largest Bulgarian bank, Pol'nobanka in Slovakia and Splitska Banka in Croatia. Investments made up until now are already producing results in line with expectations, with a return on investment, which is now over 15% on average after only two years since the project launch.

The prospect of enlarging the European Union (EU), which places the countries of the New Europe in a privileged position over other emerging economies, took several significant steps forward at the political level in 2001 by setting 2004 as a hypothetical date for certain European countries, including Poland and Slovakia, to join the EU. By joining the EU, the risk associated with these countries will decline further (as already reflected by rating agencies and spreads on foreign debt) leading, as a result, to a further decline in the cost of capital for UniCredito, and thus, to the potential for generating further value for its shareholders.

Corporate transactions

In the context of long-term growth and the development of domestic markets, 2001 was dedicated primarily to the strengthening of investments acquired during 2000, with several significant expansion transactions still under way, which will allow for further growth of the Group's presence in the area in 2002.

The corporate transactions concerning the banks, which are already a part of the Group, were concentrated in the early part of the year. There were two capital-related transactions worth noting: the Pol'nobanka capital increase, followed by the sale of a stake to the European Bank for Reconstruction and Development (EBRD) and the inclusion of SIMEST and International Finance Corporation (IFC) as shareholders of Bulbank. Pol'nobanka's capital was increased by 2 billion Slovakian korunas (equal to € 45.6 million), bringing UniCredito's stake to 88.5% since it subscribed to the entire capital increase. Subsequently a portion of this stake was sold to EBRD (a former bank shareholder) at the same price at which UniCredito subscribed to the capital increase, thereby reducing the stake to 72.4% of capital. It is also worth noting that in order to facilitate the turnaround of Pol'nobanka in 2001, it was decided to change its name to UniBanka effective 1 April 2002.

Between February and March, there were two new members in Bulbank's shareholder base: the major Italian institution, SIMEST (to which UniCredito sold 2.5% of capital at a price of € 9.2 million), and the international institution, IFC (to which UniCredito sold 5.3% of capital at a price of € 19.5 million). UniCredito still holds a strong controlling interest of 85.2%.

On the other hand, during the latter part of the year, specific steps forward were taken for the Group's expansion. UniCredito and Allianz are proceeding with the completion of the purchase of a controlling interest in Zagrebacka Banka, the largest Croatian bank (UniCredito and Allianz already hold a significant stake in the bank of 9.99% each). In addition, the Group completed the purchase of 82.5% of the Romanian bank, Demirbank Romania, and 36.3% of Romlease, which will insure direct in-country support for the existing strong Italian business base, allowing the Group to start to have a presence in the Romanian market, which is the second largest country in the New Europe in terms of population. In addition, in December 2001 the Group initialled an exclusive letter of intent for the purchase of 50% of Koc Financial Services, one of the leading financial groups in Turkey. If negotiations and due diligence are concluded successfully, the transaction could be completed by mid-2002.

Positioning in region

Thus, UniCredito Italiano is now one of the leading banking groups in the region. In fact, UniCredito has already amassed 5 million customers in the New Europe, with a clear dominant position in Poland and Bulgaria, and a significant presence in Croatia and Slovakia. Overall, UniCredito is now the second largest banking group in the area in terms of assets and the largest in terms of net profit. With the completion of the acquisition of Zagrebacka Banka, UniCredito will become the leading banking group, including in terms of assets.

The Division's activities

In order to support its strategy in the New Europe, in 2000 the Group established the Foreign Banks Division, which now has over 40 employees dedicated to guiding and supporting the development and restructuring of banks in the New Europe. The organisational strategy to support investments in different countries with different legal bases, but with strong regional similarities, calls for the development of strategies by segment, business models, and substantially similar information systems in all banks with the desire to benefit from economies of scale where possible. The Division directly follows strategic and financial activities, sets priorities and goals, and provides strong support for commercial activities (product development, determination of a service model, revised processes and optimisation of commercial productivity). In addition, the Group directly and indirectly oversees risks and control functions.

The dedicated Foreign Banks Division has continually supported the restructuring process of affiliates in the New Europe. In 2001, this effort made it possible to launch 70 task forces, of which nearly fifty are still active. In addition, there is the support of about 27 employees posted abroad. The bank restructuring process is still being fully implemented, and now the focus is on structural projects such as the redesign of information systems and the credit process, and the divisionalisation of commercial structures to allow for greater efficiency and better service for key customer segments.

In 2001, there was also a considerable focus on strengthening the Banks' and Division's managerial structure. This effort led to the selection of several highly skilled employees with international experience, including the new Chief Executives of Bulbank (the previous Chief Executive resigned when Bulbank was acquired by UniCredito) and Pol'nobanka, and the inclusion of other high calibre managers in key positions at each bank. During and after the restructuring process, UniCredito placed considerable trust in the local management, and made significant investments in the professional growth and advancement of the best local managers. It should also be noted that the effort to transfer know-how and training of the local managerial class has focused on continually providing incentives and making comparisons between the Italian and local experience; on the promotion to Pekao's management board of two young, internally trained Polish managers; and on the launch of a "Young Talent" project for the New Europe based on the successful example of the program in Italy, which is aimed at developing and retaining the best young employees at the foreign banks.

The federal model

The adoption of a federal organisational model is turning out to be effective by leveraging local independent brands and management, with strong Group governance for control and support, and with centralised operations to achieve economies of scope and scale. The joint operation is aimed at developing an efficient organisation and implementing a strategy focused on growth, profitability and efficiency to create value for shareholders.

Inter-area projects

In order to insure the success of the project and the creation of value for the Group, a number of other inter-area projects were launched as noted below:

- The launch of a common card processing platform to take advantage of significant economies of scale and competitive advantages;
- The possible launch of a financial consultant network in Poland, leveraging the position of Pekao Bank, to reinforce the presence in the key affluent sector, and to create the foundation for a significant creation of value based on the Italian experience.
- The development of synergies with product companies or UniCredito partners to expand the range of products and increase profitability in the New Europe.

Information systems

The work on information systems is proceeding with the greatest emphasis on Pekao and Bulbank, and to a lesser degree on Pol'nobanka, which already has a more modern and effective system architecture. The strategy calls for common business models in all banks of the New Europe along the lines of the Italian model, with standardised information systems, except for any appropriate personalisation due to language and legal differences and the specific requirements of the different markets. The use of common solutions by bank and application area is also planned, as is the adoption of applications already used in the Group where possible.

Company services

From the standpoint of company services, UniCredito has also started promoting New Europe investment opportunities among Italian businesses, through the introduction of New Europe desks, an integrated service between the federated Italian banks and the New Europe aimed at providing assistance to customers, facilitating the identification of commercial opportunities, and providing business leads.

Operating results

The operating performance of the New Europe Division was characterised by sharp growth over 2000, despite the economic slowdown in Poland, where Bank Pekao is the Group's main subsidiary. The Division's net profit grew from € 268 million in 2000 to € 410 million in 2001 (of which the Group portion was € 227 million) representing a 53% increase. With Pol'nobanka's return to profitability (following UniCredito's acquisition of the controlling interest in the bank, it underwent a thorough loan portfolio cleanup), all of the Division's banks posted significantly better results.

Efficiency

Efficiency-based results posted a significant improvement with a cost/income ratio of 48.9% and revenues up by 22% (12% at fixed exchange rates) with an increase in costs of only 3.6% (down by 4.9% at fixed exchange rates), confirming the ability to manage restructuring and growth with a special focus on efficiency, and a considerable capacity to keep costs under control.

Operating profit

Growth in net operating profit was 43%. All major revenue components rose with an increase in net interest income from € 812 to 942 million (up by 16%). Of particular significance was the commission figure which rose 22.5% to € 283 million confirming the ability of foreign affiliates to gradually develop products with higher value added for their customers, and thus, with a significant commission contribution.

FOREIGN BANKS AND NEW GROWTH DIVISION (amounts in millions of €)	**2001**	**2000**	**Change** Profit and Loss Account	%
Net interest	938	811	+ 127	+15.7%
Dividends and other income from equity investments	4	1	+ 3	+300.0%
Net interest income	**942**	**812**	**+ 130**	**+16.0%**
Net commissions	283	231	+ 52	+22.5%
Trading profits	202	127	+ 75	+59.1%
Revenues from services and other sources	**485**	**358**	**+ 127**	**+35.5%**
Total revenues	**1,427**	**1,170**	**+ 257**	**+22.0%**
Payroll costs	-385	-375	- 10	+2.7%
Other administrative costs	-292	-274	- 18	+6.6%
Other net operating income	114	106	+ 8	+7.5%
Writedowns of intangible and tangible fixed assets	-77	-75	- 2	+2.7%
Operating expenses	**-640**	**-618**	**- 22**	**+3.6%**
Operating profit	**787**	**552**	**+ 235**	**+42.6%**
Provisions for risks and charges	-9	-18	+ 9	-50.0%
Net writedowns of loans	-186	-192	+ 6	-3.1%
Provisions for loan losses	-	-36	+ 36	-100.0%
Net writedowns of financial investments	-12	15	- 27	n.s.
Profit (Loss) before extraordinary items and income taxes	**580**	**321**	**+ 259**	**+80.7%**
Extraordinary income (charges) – net	-6	71	- 77	n.s.
Change in fund for general banking risks	-	-	-	-
Income tax for the year	-164	-124	- 40	+32.3%
Net profit for the year	**410**	**268**	**+ 142**	**+53.0%**
Minority portion of net profit (loss) for the year	-183	-100	- 83	+83.0%
Group portion of net profit (Loss) for the year	**227**	**168**	**+ 59**	**+35.1%**

Asset quality

In the macroeconomic environment of 2001, which was characterised by a slight slowdown and a situation in which lending process restructuring is still under way, the four banks adopted a conservative growth strategy for loans in 2001. Asset quality is improving in Bulgaria, Croatia and Slovakia, with a slight deterioration in Poland, where the economic slowdown, after 5 years of near 5% growth, was more pronounced. The restructuring of the lending process is, however, an absolute priority in 2002 with significant projects under way at all banks with regard to the approval process, scoring/rating, and monitoring (in the Corporate and Retail areas).

Total asset growth

Total assets were over € 24,300 million, representing an increase of 17%. This growth should, however, take into account the exchange rate effect resulting from the appreciation of local currencies against the Euro (Polish zloty, up by 10.1%, Bulgarian lev, up by 0.4%, Croatian kuna, up by 3.1%, Slovak koruna, up by 2.7%) over 2000.

Changes in personnel

The intense internal reorganisation process combined with the natural turnover of individual banks, led to a 33% increase in average productivity (revenues/employee).

Bank Pekao

In 2001 Bank Pekao achieved excellent results, which were significantly better than those of its competitors in the country, which in many cases paid for the absence of strong economic growth at the industry level in past years. The bank's performance is reflected in a 73% increase in net profit expressed in euro to € 353 million. A portion of the increase is due to the 10.1% appreciation of the zloty, but the growth of net profit calculated in zlotys was still extremely high at 57%. The growth of Bank Pekao since UniCredito became majority shareholder was even more significant if 2001 income is compared with that of 1999, showing growth of about 960%.

In 2001 growth was bolstered by the excellent performance of securities operations with trading profits reaching € 182.3 million (up by 66% in euro and by 50% in zlotys).

There was a further decline in the cost/income ratio from 56.6% to 48.7% in 2001. ROE reached a respectable level of 22.2%, up by 2.6 percentage points (p.p.), and ROA grew from 1.15% to 1.69% (up by 0.54 p.p.).

There were 2,236 fewer employees (down by 10%) due to the bank's natural turnover and the internal reorganisation.

Efforts aimed at the further development of Bank Pekao were also concentrated on the expansion of the product line through the introduction of current account packages, structured certificates of deposit, mutual funds, life insurance and unit-linked policies, revolving credit cards, etc., which contributed to the growing overall percentage of service revenues, which are nearly 40% of total revenues.

Despite the growing level of doubtful debts at the banking industry level, it should also be noted that Bank Pekao, by following conservative loan policies and aggressively pursuing recoveries, was able to maintain good asset quality. The future improvement of the internal rating system will also insure further improvement in asset quality.

Bulbank

After the first year under UniCredito management, Bulbank, which is the largest bank in Bulgaria, achieved a respectable increase in net profit, which totalled € 36.3 million, an 80% increase over 2000 (this increase was calculated net of the extraordinary capital gain in 2000 of about € 79 million from the sale of the stake in United Bulgarian Bank AD - UBB). The favourable results from the standpoint of improved profitability were reflected in the 17% increase in operating profit, which was due in part to the 5% drop in expenses. All main revenue items were on the rise, with a 2% increase in net interest income, a 15% rise in revenues from services and other sources, and a 19% increase in commission revenues.

The introduction of new credit policy standards and the growth of the Bulgarian economic system led to an improvement in the bank's credit quality, which is reflected in the 3.7 p.p. drop of the ratio of gross non-performing loans to loans (from 11.3% to 7.6%) from year end 2000. Loan coverage improved with the ratio of conservative provisions to non-performing loans reaching 94.4% (up by 22 percentage points).

Splitska Banka

Throughout 2001, Splitska Bank reported particularly impressive growth due to joint efforts made with the Italian counterpart. Year-end net profit of € 17.5 million was up by 184% over the 2000 level of € 6.2 million.

The stabilisation of the Croatian banking system led to the resolution of past liquidity problems that were typical of the end of the 1990's. As a result, loans were up by 22% and deposits by 25% (due in part to the surge in deposits during the last months of the year, which was experienced by the entire Croatian economy, and tied to the arrival of the Euro), and interest revenues (€ 47 million up by 20%) and commission revenues (€ 12.4 million, up by 43%) were up sharply.

The effort to improve efficiency was reflected in the decline in the cost/income ratio from 54.9% in 2000 to 48% in 2001.

ROE rose 13.5 percentage points from 10.3% to 23.8%. ROA reached a level of 1.31% (up by 0.73 percentage points). The number of employees dropped 4%.

The ratio of gross non-performing loans to gross loans improved 1.4 percentage points due in part to the introduction of new credit policies that reduced doubtful loan growth.

Pol'nobanka

2001 was a good year for Pol'nobanka, which, due to the restructuring implemented by UniCredito and new local management, reported a return to profits after a period of disappointing operating results. After the year 2000 when there was a net loss due to significant loan provisions deemed necessary to address the situation inherited from prior management, there was net profit of 131 million Slovakian korunas in 2001, or € 3.1 million. The driving force behind the return to profitability was operating profit (up by 112%), which was fuelled by an increase in net interest income (up by 34%).

The new-found efficiency of the bank is also reflected in the decline in the cost/income ratio from 81.9% to 68.2% (down by 13.7 percentage points).

During the early part of the year, several non-performing loans were written off, which led to an improvement in the bank's credit quality with a 14.9 percentage point decline in the ratio of gross non-performing loans to gross loans from December 2000.

The number of employees was down (from 1,062 to 990) contributing to the streamlining of the structure, which is now much more efficient than twelve months ago.

The clear signs of improvement should not, however, detract from the importance that rebuilding a solid foundation has for the bank: in fact, the restructuring process is continuing, with the knowledge that Pol'nobanka is the bank with the greatest room for improvement.

New Ventures

With its goal of developing policies differentiated by customer segment, UniCredito Italiano has launched two specific projects to create new multi-channel banks dedicated to affluent and non-affluent customers through the use of new distribution channels over the Internet. The companies Xelion and Clarima are dedicated to these projects.

Xelion

Effective 1 January 2001, this company merged UniCreditSIM S.p.A., another company of the UniCredito Italiano Group, and is now set to assume the role of multi-channel bank dedicated to affluent customers.

As a part of the strategies defined by the UniCredito Italiano Group, a major reorganisation of the UniCreditSIM distribution network was launched, which called for greater integration with key banks, on the one hand, and the creation of a financial consultant network for Xelion SIM, on the other hand. During the year, this process resulted in the transfer of 776 financial consultants to Group banks.

In 2001, total net inflows (assets under management, administered deposits, savings and liquidity) were € 608 million, of which € 471 million was generated by the Xelion division. This division, which started out with 753 financial consultants targeted to form the initial nucleus of Xelion SIM's Personal Financial Advisor network, had 870 financial consultants at the end of the year and a total portfolio of € 2,537 million.

The company's financial statements showed a loss of € 20.9 million, which was in line with the budget, and reflected the enormous investments in technology, marketing, logistics and the restructuring of the distribution network that were necessary to achieve the growth objectives set in the industrial plan. In addition, the approval process was commenced to transform the securities brokerage company into a bank.

Extraordinary items had an impact on the formation of net profit: in particular, the transfer of 746 financial consultants to Credito Italiano resulted in a net extraordinary gain of € 24 million.

Clarima

Clarima S.p.A. was founded in late February 2001 using an available corporate vehicle within the Group, UniCredit Imprese S.p.A., and it is currently registered on the special list kept by the Bank of Italy pursuant to Article 107 of Legislative Decree 385/93. In addition, an application has been submitted for obtaining a bank license.

Since its start, Clarima's strategic mission has been to create a bank to profitably service the mass market in order to obtain a significant market share in Italy. Clarima identified a market opportunity in the segment of credit products (in particular, credit cards) as primary tools to gain new customers, for which gradual cross sales could be made over time.

Reported market trends (a 17% increase in consumer credit overall during the first half of 2001 and an increase of 37% for revolving credit) and assessments made by various international players continued to show Italy as one of the most attractive markets in Europe for future credit card growth.

In 2001, Clarima managed two priorities: creating the infrastructure (in terms of employees, systems and processes) necessary to support business development, and promoting its business model based on commercial agreements with partners interested in going to market with a joint offer co-branded with Clarima.

With regard to infrastructure, in 2001 Clarima accomplished what was necessary to go to market with an initial range of products focused on credit cards. At the same time, the foundations were laid for the model to be used, including the determination of a number of processes and tools to insure the maintenance of excellent customer service.

In the commercial area, in 2001 Clarima finalised its first agreements with several leading partners and launched the related joint advertising campaigns. Numerous other co-branded initiatives are already planned for the early months of 2002.

The initial sales campaigns, which were actually implemented starting in June and July, made it possible to field test some of the underlying assumptions of the business model, and led to positive conclusions on the growth prospects and profitability of the business.

In particular, initial responses seemed to confirm that credit cards can be an effective tool to gain new customers, and that the commercial partners represent an effective acquisition lever. The initial data on revolving card usage also seem encouraging.

As noted, in 2001 Clarima's product line was focused on credit cards; as at 31/12/01 about 13,000 card applications had been received.

From an operating standpoint, as at 31/12/01, Clarima had a loss of € 18.5 million, which was in line with the budget assigned to Clarima at the time of Group planning. As at the same date, Clarima had 91 employees.

Human Resources

Changes in personnel

As at 31 December 2001, there was a total of 63,576 employees at those banks and companies of the UniCredito Italiano Group that consolidate accounts on a line-by-line basis, representing a drop of 1,548 employees from 31 December 2000.

	31.12.2001		31.12.2000		
NUMBER OF EMPLOYEES	**Number**	**% of total**	**Number**	**% of total**	**Change**
Italian Banking Division	35,702	56.2%	33,680	51.7%	2,022
Wholesale Banking Division	2,192	3.4%	1,610	2.5%	582
- *Investment banking*	*566*	*0.9%*	*385*	*0.6%*	*181*
- *Asset Management*	*1,626*	*2.6%*	*1,225*	*1.9%*	*401*
Foreign Banks Division	23,234	36.5%	25,620	39.3%	-2,386
New Ventures	218	0.3%	95	0.1%	123
Corporate Centre	2,230	3.5%	4,119	6.3%	-1,889
Group Total	**63,576**	**100%**	**65,124**	**100%**	**-1,548**

Looking at the Divisions in greater detail, and the Italian Banking Division in particular, there was an overall increase in staff of 2,022 employees due largely (about 1,250 employees) to the transfer of divisions by the holding company to the ancillary companies UniCredit Produzioni Accentrate and UniCredit Servizi Informativi. It should also be noted that about 1,050 new jobs were created to strengthen the commercial and front office structure (in 2001 the number of Group branches in Italy increased by 66).

The above increase in the sales force was made possible as a result of further staff rationalisation, which facilitated the use of a greater share of employees in commercial processes, and in addition, did not interfere with the early retirement of older staff entitled to pensions.

The increase of 582 employees in the Wholesale Banking Division structure was due to the expansion and development of the Investment Banking structure, which was in line with pre-established goals, and also resulted from the expansion of the Group's entire asset management structure, which was also a function of the strengthening of the New Europe market.

The decline of 2,386 employees in the Foreign Banks and New Growth Division was significant, and could be attributed to staff rationalisation measures implemented at Group banks in Eastern Europe. With regard to the Pekao Group in particular, economic incentives also continued to be given to staff entitled to pensions, and despite the substantial net reduction in regular employees, the commercial structure was further strengthened with the development of the consultant network for the affluent market (in 2001, 300 new jobs were created, all of which were filled internally, following proper training) and the establishment of 53 new corporate relationship manager positions.

The expansion (up by 123 employees) of the New Ventures area continued, which was aimed at the development and expansion of structures dedicated to the creation of a multi-channel bank for affluent customers (Xelion) and for mass market customers (Clarima).

Staff at remaining Group companies, including the Parent Company, UniCredito Italiano, dropped by 1,889 employees as a result of:

- The sale of Fiditalia Spa with a work force of about 670 employees.
- The reduction of about 1,250 regular employees at the Holding Company resulting largely from the above division sales, and the anticipated creation of 205 new jobs at the holding company, which was intended to strengthen business management, co-ordination and planning structures; expand the foreign branch network and units in charge of the development and co-ordination of initiatives in Eastern Europe; and cover commercial and staff positions at Italian subsidiaries.

Group staff

Innovative and more flexible methods were used for hiring staff at the Group's domestic banks and companies: temporary contracts and temporary job training contracts covered over 60% of new hires in professional areas. In addition, to meet extraordinary needs, especially at the ancillary companies, UniCredit Produzioni Accentrate and UniCredit Servizi Informativi, contracts were entered into for the hiring of provisional employees, which affected 400 employees.

The number of staff with time in service of up to ten years at the Group's domestic banks and companies is significant (about 30%): this was a result of measures taken for skill-enhancement purposes and, at the same time, favoured the employment of young people. The percentage of this segment at the Group's banks in Eastern Europe was even greater (34%).

In terms of age, despite the gradual increase in average age of new hires, the proportion of young people (up to 30 years old), who are increasingly recruited among individuals with a higher education, is about 13%. The proportion of these young people at the Group's banks in Eastern Europe is even more significant (over 21%), which is in line with the lower average age at these banks.

Data on female staff confirmed the Group's focus on this segment, and its goal to advance them: in fact, women represent 37% of the labour force at the Group's domestic banks/companies, with a significant presence (about 57%) among workers up to 30 years of age, and about 20% of Senior Managers and Management Officers.

There is a clear predominance of female staff at the Group's banks in Eastern Europe (over 78%), with women representing 60% of management staff: these figures are attributable to the unique socio-economic and environmental features in this area.

Finally, with regard to credentials held, over 22% of the staff working at domestic banks/companies hold a university degree (mainly in economics, banking and law); among management staff, this proportion rises to 29%. Due to major differences in academic and scholastic areas, it is not possible to make a meaningful comparison with the breakdown of credentials held by employees at Group banks in Eastern Europe.

Training

During the period, the Group was faced with the usual training commitment (aimed at the professional growth and development of employees working in various business areas) and two important deadlines: a tactical deadline (the introduction of the Euro), and a strategic deadline (the adoption of a common technological platform and management of remote training).

In the former area, a significant project was developed, which made it possible, starting the first half of the year, to independently produce and make available to all employees information tools (Intranet sites) and training materials (multimedia CD-ROM's), which accompanied and facilitated preparations for the single currency. In order to properly meet the deadline, during the second half the Group added a second more extensive training session to the training program required by the Bank of Italy for tellers for all 6,700 tellers.

The adoption of a single technological platform for training sessions provided by all Group companies made it possible to further expand distribution channels made available for training in order to facilitate compliance with training obligations set by the current national collective bargaining agreement, and the planning of new initiatives that require faster training of all employees involved.

Having said that, the Group's training activities increased the number of training days for Italian companies alone to 159,738 days (100,900 in 2000) with the involvement of all employees. When combined with data for foreign banks, the total was 173,201 training days.

Management development

In order to improve the ability to attract, maintain and develop high-quality personnel, the project called "Creating value through the management of young talent and key human resources" was developed again this year.

The purpose of the overall project is to ensure a continual flow of managers capable of generating and implementing business strategies that will lead to the Group's success in the short and long term. The project is based on a management process co-ordinated by the Parent Company and shared by Group banks/companies, which apply it in their structures.

In particular, up until now, the "Young Talent" Project has involved about 230 people at the Group level. It targets young people with great potential, and is aimed at quickly identifying those young people within the Group who offer particular value, and to accelerate their professional development for a future management role.

During the year, individuals continued to be trained in the pilot session of the Project, which was launched in 2000, and the second session was started for banks and companies located in Italy. Based on the same guidelines, the "Young Talents Programme" was also planned on an ad hoc basis for banks of the New Europe, and towards the end of the year, the related development path was launched.

Medium-term incentive system

In order to ensure the broadest involvement of all Group personnel, and to foster management motivation, the "Increase Group Value – Global Action Plan" was repeated this year. This Plan, which aims to stress the importance of the employees' contribution to Group results, targets all personnel at the Parent Company, and Italian subsidiary banks and companies of UniCredito Italiano Spa (with a 51% direct or indirect equity interest), and was carried out with:

- The free allotment of UniCredito Italiano stock to approximately 26,000 Group employees, as a part of the revision of the company bonus, in order to strengthen the sense of belonging and give tangible recognition for success achieved;
- The free allotment of UniCredito Italiano Spa shares to approximately 2,000 Group middle managers, in order to stress the correlation between the value of individual and company results.
- The free allocation of stock options to approximately 300 managers with the purpose of fostering the growth and improvement of results over time, and insuring that employees who are particularly important to the Group remain with the Company.

Industrial relations

Despite the complex issues and major changes that have affected the sector and the Group, industrial relations were aimed at having an open and constructive dialog.

During the year there were numerous confrontations in accordance with the new industrial relation mechanism specified in the national collective bargaining agreement of 11 July 1999 and pursuant to the provisions of the "Protocol for the implementation of the project to integrate human resources and for the industrial relations of the UniCredito Italiano Group." These confrontations accompanied transformations in the Group's structure, which were aimed at reorganising product and service companies.

In particular, during the period under review, the project to centralise structures dedicated to information technology, operational processes and the administrative and accounting operations of the Parent Company and banks was concluded with the Agreement of 13 January 2001.

An agreement was also reached that allowed for the integration into Uniriscossioni S.p.A. of the divisions and pre-existing companies involved in tax collection franchises. This integration was aimed at bringing the Group's tax collection structures in line with applicable legal reforms.

At year end, the Italian Banking Division reorganisation project was submitted, which was aimed at creating three new "segment" banks with national coverage dedicated to providing services to corporate customers (companies and government entities), private banking customers (affluent individuals) and retail customers (households and small businesses).

The environment and work safety

With regard to safety in the workplace and environmental protection, programs are regularly implemented to continually improve systems for preventing and protecting against risks arising at the Group's companies. Special care was taken to make the changes required under current regulations and to train those responsible for handling emergencies. In accordance with the Group's environmental policy, there are also current procedures for the management of environmental impact aimed at preserving levels of friendliness and developing resulting measures.

For additional details on measures taken by the Parent Company and individual Italian banks, please refer to the individual annual reports.

Risk Management

In 2001 the UniCredito Italiano Group continued to develop measurement, control and management operations for the various types of risk: credit, market, operating, rate, foreign exchange and liquidity risk.

In order to improve the effectiveness of the structure in charge of risk management, the Risk Management Department was established in 2001, which heads, among other areas, the Group Risk Management Unit (market and operating risks) and the Credit Strategies and Policies Unit (credit risk).

The Parent Company oversees the risks assumed by individual Group entities, with which it collaborates in determining risk management strategies in order to insure the use of uniform methodologies within the Group. This oversight consists of proposing and verifying measurement methodologies adopted by Group companies, and monitoring existing limits.

Credit risk

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by the Credit Area in accordance with the principle of a clear separation between business responsibilities (covered by business areas) and credit analysis.

Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component, i.e., that associated with individual relationships, the focus of approaches and tools used to support lending activities, during both the loan approval phase and in managing customer relationships, is to assign a succinct, standardised assessment in the form of a rating to each customer. To this end, given the internal customer segmentation process that calls for assigning counterparties to different market segments as a function of specific revenue parameters, loan approval activities now undergo a high value-added credit review process differentiated by customer segment.

To be specific, loans are made to corporate customers following a process of analysing projected operating, balance sheet, income and cash-flow figures, and this analysis is combined with qualitative information on the company and the market in which it operates (e.g., the assessment of management, competitive position, sector performance and environmental factors). This information is accessible in electronic files, the function of which is to improve the credit assessment process. All of this is statistically summarised in an internal rating, which takes into account quantitative and qualitative assessment elements. In addition, an integrated rating is calculated, which, for existing customers, also covers performance information taken from the management scores described below.

For Corporate customers of the foreign branches, models were considered that reflect the specific situations in the countries where the branches are located, and that take into account the quantitative and qualitative analysis elements noted above, as well as the risk associated with the possibility that the countries may block payments in foreign currency (transfer risk).

For companies classified as small businesses, an automatic assessment process is carried out using a special algorithm, which, with the use of a scoring grid broken down by sector and geographic area, assigns a rating for the approval of the credit facility.

A loan scoring system is being used for individual customers, which is differentiated by type of loan (medium term loans, mortgages, personal loans and revolving credit cards), and is based on a qualitative and quantitative analysis. A performance monitoring score is being created. The next project will involve the integration of the two tools above – loan and performance scoring – which will make it possible to perform overall risk monitoring of each individual counterparty.

Regular relationship monitoring was implemented through the introduction of a process called "Performance Management," which performs monthly monitoring of relationships categorised as "Businesses" and "Small Businesses." Predictive management scoring algorithms, which are differentiated by customer segment, analyse a number of data selected by the Bank in order to identify, with sufficient lead-time, those relationships that demonstrate symptoms of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an application created on an ad hoc basis. Three years following the introduction of the first algorithms, they were revised and reassessed in 2001 in order to insure high levels of predictability, which the natural changes in "banking practices" tend to diminish.

The methodologies developed by UniCredito Italiano and already used by Credito Italiano, which acted as a pilot bank, were shared by the banks, and will be applied to all customers. UniCredito Italiano remains responsible for updating the methodologies developed previously and insuring their correct implementation at all Group banks.

Portfolio risk is monitored through the use of a Credit Risk Management model developed internally on the basis of the "Credit Risk +" methodology, which was implemented to take into account industry correlations.

With regard to the Group's foreign banks, special task forces were created, which were made up of employees from UniCredito Italiano and its subsidiaries, with the goal of standardising organisational structures, and the credit processes and tools already adopted by the Group in Italy. The restructuring of the organisation of the Credit Department has been completed, and employees from the Parent Company have been placed in key positions of the credit organisation of banks.

An internal rating model for companies able to meet the requirements imposed by the Group has already been evaluated for Bank Pekao, and is currently being expanded.

In addition, the periodic flow of information has been established and institutionalised to give the Parent Company information on changes in loan portfolio quality, its composition by rating classes, new information and existing loans in the problematic portfolio.

With regard to (Italian and foreign) banks, a credit rating model is being reviewed, which will make it possible to improve the current internal classification system, and will allow for the determination of a maximum theoretical credit limit for these counterparties, and the assessment of the likelihood of default in line with all other segments of the portfolio.

Country risk

Country risk is managed by determining "maximum operating levels of risk" of a commercial and financial nature that can be assumed by companies belonging to the UniCredito Italiano Group, with respect to banks, government entities, financial institutions and companies residing in or related to a country.

The method for analysing the risk profile of a specific country was implemented, and is now based on quantitative criteria. The method, which takes the form of a "scoring" model (Country Credit Scoring Model – CSP), summarises and analyses, on the basis of standard criteria applicable to all countries considered to be at risk, the main macroeconomic indicators for the country under consideration, the political situation and management of the economy, ratings assigned by international agencies and national bank examiners (Bank of Italy, SACE), and the market perception of risk (changes in yields on government or similar securities).

The main objective of the model is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating levels of risk noted above are subsequently determined.

In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk," the CSP model also makes it possible to constantly monitor the degree of a country's solvency and to make projections on risk trends, including over the medium and long term.

All elements that contribute to the development of the CSP Model are updated automatically using databases supplied by leading specialist companies making it possible to monitor the country risk profile in a timely manner.

Further development of the CSP model is being reviewed to take into account criteria set by the New Proposal on Capital adequacy of the Basle Committee, and in particular, to allow for the assessment of the likelihood of default associated with a rating.

Market risk

Market risk is the risk of incurring value fluctuations in the bank's positions, which are associated with unexpected changes in prices and market factors.

The tool used at UniCredito Italiano to measure market risk is Value at Risk (VaR), which is calculated using the historical simulation approach.

This model predicts the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. The parameters used to calculate VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of time series.

The consideration of a one-day time horizon allows for an immediate comparison with profits/losses generated.

This methodology has demonstrated significant advantages over others since it uses a flexible approach for monitoring a broad group of risks (delta; gamma – for products with a non-linear profile; vega – over the entire volatility curve; rho – due to the discount rate) and provides accurate calculations of volatility and correlations.

After the early part of the year, which was characterised by a VaR of nearly € 3.2 million, the operations of the UniCredito holding company posted growth during the second quarter (€ 6.6 million) reaching a level of € 10.3 million in December (this level remained within the € 12.9 million limit assigned to the Finance Department).

As one of the tools used to monitor financial risks, in 2001 the Parent Company's Finance Department implemented an Operating Asset and Liabilities Management (ALMO) model based on Duration Analysis methodology. This model, which was supported by common Unisig procedures and tested in late 2001 on several federated banks, will be fully operational at all the Group's Italian banks in the first half of 2002.

UniCredit Banca Mobiliare reported an average daily VaR for trading and market making operations of € 3.69 million (the average VaR for the second half of the year was influenced by increased market volatility following the events of September 11), and TradingLab reported an average daily figure of about € 2.9 million.

The VaR calculation methodology based on historical simulation was also adopted by banks of the Foreign Banks and New Growth Division (Bank Pekao SA, Bulbank, Pol'nobanka, Splitskabanka), and will gradually be applied to all portfolios.

Operating risk

Operating risk is the risk associated with losses resulting from the deficiency or failure of internal processes attributable to human or system factors or external events.

The analysis of operating risk under way at UniCredito Italiano is actively spreading a culture of preventing and mitigating operating risks, which is shared by the various organisational units, as well as the implementation of qualitative and quantitative models for identifying, monitoring, measuring and controlling operating risks.

As a member of an interbank team on operating risks co-ordinated by the Italian Banking Association, UniCredito Italiano can now rely on the experience of several companies, which have been active in operating risk management for some time: Pioneer, UniCredit Banca Mobiliare and UniCredit Produzioni Accentrate are engaged in efforts involving systems, processes, organisational structure and human resources aimed at monitoring and mitigating the most critical and/or least managed risks.

Asset and Liability Management

The Parent Company's Planning and Finance Department controls the Group's rate and liquidity risk using sensitivity analysis and gap analysis models respectively, which were introduced in 1999.

On a quarterly basis, a report is produced, which provides information on the following at the consolidated and individual levels:

- Changes in deposits and loans, through which it is possible to assess how capital and deposits over the short, medium and long term can be used to fund loans broken down by various maturities, and showing the potential impact on net interest income following changes in the reference interest rate curves;
- The liquidity position providing, on the basis of the time intervals stipulated by the Bank of Italy, inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.

The operating management of these risks is carried out daily by the Parent Company's Treasury, which uses VaR methodology for the interest-rate risk.

Main Balance Sheet Aggregates

Changes in main balance sheet aggregates during the period were characterised by the following two distinct periods. Through September, there was actually an increase in loans to customers, which was larger than the corresponding deposit figure (customer deposits and securities), while at the end of the year, trends reversed completely with pronounced growth in deposits, due in part to customers' increased preference for liquidity, and a reduction in loans, due to the removal of Fiditalia from consolidation and the securitisation of loans. The resulting lower use of interbank funding was reflected in a sharp increase in structural liquidity.

There was also a significant increase in subordinated debt, which is needed to fund the growth in operations, with the goal of optimising the use of financial leverage while still maintaining adequate income with respect to capital restrictions.

(amounts in millions of €)	AMOUNTS AS AT 31.12.2001	30.06.2001	31.12.2000	Absolute change between 12/01 - 06/01	06/01 - 12/00	12/01 - 12/00
Loans to customers	117,622	119,541	115,157	- 1,919	+ 4,384	+ 2,465
Securities and interbank balance	23,929	15,953	16,922	+ 7,976	- 969	+ 7,007
Equity investments	2,292	1,539	1,565	+ 753	- 26	+ 727
Intangible and tangible fixed assets	4,809	4,817	4,620	- 8	+ 197	+ 189
Net consolidation differences	736	809	853	- 73	- 44	- 117
Total net assets	**149,388**	**142,659**	**139,117**	**+ 6,729**	**+ 3,542**	**+ 10,271**
Due to customers and securities issued	127,320	120,634	118,006	+ 6,686	+ 2,628	+ 9,314
Subordinated debt	7,071	5,736	4,594	+ 1,335	+ 1,142	+ 2,477
Minority portion of shareholders' equity	2,870	2,752	2,595	+ 118	+ 157	+ 275
Shareholders' equity	9,535	8,839	8,644	+ 696	+ 195	+ 891
Balance of other items	2,592	4,698	5,278	- 2,106	- 580	- 2,686
Total net liabilities and shareholders' equity	**149,388**	**142,659**	**139,117**	**+ 6,729**	**+ 3,542**	**+ 10,271**

Loans to Customers

Loans to Customers

At the end of the year, total loans to customers reached a level of € 117,600 million, up by 2.1% over the twelve-month period. As already mentioned earlier, the performance of this aggregate was affected by the removal of Fiditalia (with loans of about € 2,000 million on 2000 accounts) from the scope of consolidation and the significant securitisation transactions during the period (about € 3,000 million in loans, of which € 2,750 million for Locat, which was already reported at the end of 2000). Net of these effects, and also taking into account lower consolidation eliminations due to the removal of Fiditalia from consolidation (equal to the loans of Group banks to Fiditalia), the increase in loans to customers would have been about 6%.

In addition to the effects noted above (both Locat and Fiditalia are categorised as lending companies), the analysis of changes in loans to customers by Division shows growth at banks of the New Europe (up by 16.4%, or 6.5% at constant exchange rates) and of the Italian Banking Division (up by 5%), which was partially offset by the decline at the Corporate Centre, which was attributable to lending companies and the review of foreign bank exposure carried out to optimise use of capital at the consolidated level.

DIVISIONS (amounts in millions of €)	**AMOUNTS AS AT** 31.12.2001	31.12.2000	**Change from 31.12.2000** Amount	%
Italian Banking	100,843	96,058	+ 4,785	+5.0%
Wholesale banking	2,712	2,876	- 164	-5.7%
Foreign Banks and New Growth Division	10,349	8,888	+ 1,461	+16.4%
Corporate Centre	11,644	16,062	- 4,418	-27.5%
of which: Lending Companies	*6,201*	*9,002*	*- 2,801*	*-31.1%*
Eliminations and adjustments	-7,926	-8,727	+ 801	-9.2%
Total loans to customers	**117,622**	**115,157**	**+ 2,465**	**+2.1%**

Performing loans, excluding non-performing loans and repo transactions, were approximately € 111,000 million, with a steadier growth trend. The increase in this aggregate, which is more in line with the loan definition also used by the Bank of Italy, was actually 3.3% over the twelve-month period, which would increase to 7.2% by eliminating the effect of securitisation transactions and the changed scope of consolidation.

The lending products experiencing the greatest increases were mortgages (up by 12.9%), which were tied in particular to the recovery of the real estate market, and current accounts (up by 8.6%). On the other hand, the reduction in financing under finance leases and loans was due to factors referenced on more than one occasion.

There was also a pronounced reduction in non-performing loans due to the completion of a securitisation transaction (described below), and in repo transactions, which dropped over 15% from December 2000.

TYPE (amounts in millions of €)	**AMOUNTS AS AT** 31.12.2001	31.12.2000	**Change from 31.12.2000** Amount	%	**31.12.1999 (Restated)**
Bills and notes discounted	1,978	1,928	+ 50	+2.6%	2,379
Current accounts	24,697	22,744	+ 1,953	+8.6%	23,555
Mortgages	35,819	31,723	+ 4,096	+12.9%	29,746
Loans	15,436	17,883	- 2,447	-13.7%	12,534
Other non-overdraft lending	25,139	24,687	+ 452	+1.8%	19,008
Loans under finance leases	4,920	6,226	- 1,306	-21.0%	5,151
Other transactions	2,960	2,207	+ 753	+34.1%	1,400
Total performing loans	**110,949**	**107,398**	**+ 3,551**	**+3.3%**	**93,773**
Non-performing loans	1,822	2,005	- 183	-9.1%	2,203
REPO transactions	4,851	5,754	- 903	-15.7%	10,019
Total loans to customers	**117,622**	**115,157**	**+ 2,465**	**+2.1%**	**105,995**

Performance by sector

Performance by sector was also affected by the Locat securitisation transactions and the removal of Fiditalia from consolidated companies. The first factor resulted in a slowdown in the growth of non-financial companies and a reduction in family firms, while the second factor impacted other operators (including individuals). The performance of the latter sector, which was bolstered by the increase in medium-term loans and mortgages, was actually partially limited by the reduction in consumer credit.

SECTORS (amounts in millions of €)	AMOUNTS AS AT 31.12.2001	31.12.2000	Change from 31.12.2000 Amount	%	31.12.1999 (Restated)
Governments	1,766	1,739	+ 27	+1.6%	2,360
Other government entities	3,732	3,426	+ 306	+8.9%	3,224
Non-finance companies	65,883	64,118	+ 1,765	+2.8%	56,960
Finance companies	12,885	13,419	- 534	-4.0%	16,058
Family firms	8,780	8,989	- 209	-2.3%	6,243
Other market players	24,576	23,466	+ 1,110	+4.7%	21,150
Total loans to customers	**117,622**	**115,157**	**+ 2,465**	**+2.1%**	**105,995**

Securitisation transactions

As already noted, during the period two securitisation transactions were completed for performing loans (of Locat) and one for non-performing loans (of Mediovenezie and Cariverona).

Pursuant to the guidelines of the 2001-2004 Strategic Plan, the transactions carried out by Locat are a part of a substantial securitisation program under Law 130/99 for performing loans generated under leases. The implementation of this program makes it possible to attain a better match between deposit and loan maturities, diversify sources of funding, and improve capital ratios for regulatory purposes. Overall loans sold totalled € 2,736 million, of which € 752 million was for an initial transaction completed on 25 May, and € 1,984 million for the second transaction closed on 28 November. In both transactions, Locat acted as servicer of the portfolios sold, and continued to collect and administer the loans.

During the first half of the year, Mediovenezie and Cariverona jointly launched a securitisation transaction (with Lehman Brothers and Euro Capital Structures as arrangers) for non-performing loans with a gross book value of about € 660 million (€ 250 million net of writedowns) at a price of

€ 211 million (determined by discounting book values as a function of the average expected recovery period). The loans were purchased by Quercia Funding S.r.l., a vehicle company established pursuant to Law 130/99, which was financed through the issuance of suitable bonds. Cariverona made available to Quercia Funding a line of credit to provide liquidity support for the payment of interest and principal, while Mediovenezie acted as Servicer (loan management and collection), Loan Administrator (administration of the portfolio in relation to Supervisory Reporting) and Corporate Service Provider (management of administrative and legal services).

During the period, securitisation transactions were also completed for loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. (Fonspa), which were connected with the divestiture plan for the equity investment in that credit institution. For a description of those transactions, see the notes to financial statements and Report of the Parent Company.

Synthetic securitisation

With the ongoing goal of maintaining an optimal level of capital (partly through a more efficient allocation of capital), a synthetic securitisation transaction was completed for loans to large and medium-sized companies for a total of € 2,075 million. The participants in this transaction included UniCredito with a share of € 768 million, Credito Italiano (€ 1,048 million), Cariverona (€ 176 million) and Banca Mediocredito (€ 83 million).

The transaction, which was structured by Euro Capital Structures, involved the purchase of credit risk protection for the portfolio selected, which remained on the books of the lending banks, by entering into two credit default swaps (CDS). The first CDS, which was entered into with a vehicle company, guarantees coverage of any losses for the first € 280 million, while the risk on the remaining portion of the portfolio (€ 1,795 million) was covered by the second CDS, which was entered into with a leading international bank. Under the first CDS, the funds of the vehicle company consisted of a deposit of € 47 million (for the first loss) paid directly by the banks in proportion to their loans, and of securities (credit linked notes) totalling € 233 million.

The positive impact on the capital ratio was due to the fact that the weighting of credit default swaps was lower than that of the loans to customers (0% for the first CDS, net of the first loss, since the funds were raised from the issuance of securities deposited at UniCredito, and 20%, taking into account the bank counterparty, for the second CDS, for full weighting, or at 50% as provided in the loans to customers), which more than offsets the capital absorption of the first loss.

Doubtful Loans

Loan quality

Doubtful loans to customers, at book value, were € 3,806 million, representing a decline of 1.1% from December 2000. In addition, there were doubtful loans to banks of € 51 million, made up primarily of unsecured loans to countries at risk.

LOAN QUALITY (amounts in millions of €)	AMOUNTS AS AT 31.12.2001	31.12.2000	Change from 31.12.2000 Amount	%	31.12.1999 (Restated)
Non-performing loans	1,822	2,005	- 183	-9.1%	2,203
Watchlist loans	1,709	1,529	+ 180	+11.8%	1,360
Loans subject to restructuring	1	2	- 1	-50.0%	27
Restructured loans	220	252	- 32	-12.7%	300
Loans to countries at risk	54	62	- 8	-12.9%	96
Total doubtful loans to customers	**3,806**	**3,850**	**- 44**	**-1.1%**	**3,986**
Performing loans	113,816	111,307	+ 2,509	+2.3%	102,009
Total loans to customers	**117,622**	**115,157**	**+ 2,465**	**+2.1%**	**105,995**
Other doubtful loans:					
Loans to countries at risk – banks	37	49	- 12	-24.5%	77
Other doubtful loans – banks	14	14	-		17

The decline in doubtful loans to customers was due to the reduction in non-performing loans (down by 9.1%), which resulted from the securitisation transaction described above, and to a lesser degree the reduction in restructured loans and unsecured loans to countries at risk. These reductions were partially offset by an increase in watchlist items.

It should be noted that non-performing loans include net loans to Enron of € 20 million, which resulted from the difference between a gross exposure of nearly € 62 million and a writedown of € 42 million, or about 70% of the loan.

Changes during the period

From an analysis of changes from December 2000 (see the notes to accounts for additional detail), there was an improvement in the ratio of doubtful loans to total loans at face value (from 5.89% to 5.63%) and at book value (from 3.34% to 3.24%), with writedowns as a ratio to gross doubtful loans at roughly the same level as the beginning of the year, due to the effect of the reduction in non-performing loans.

The ratio of non-performing loans to loans dropped from 3.89% to 3.49% in terms of face value, and from 1.74% to 1.55% taking writedowns into consideration. The latter were 57.1% of gross loans (56.8% at the end of 2000) and 46.3%, if only principal is taken into account (44.9% at the end of the prior period). On the other hand, there was a slight increase in the percentage of watchlist loans, which were equal, at the end of 2001, to 1.80% of loans at face value (1.63% in December 2000), and 1.45% at book value (up from 1.33%).

DOUBTFUL CUSTOMER LOANS (amounts in millions of €)	**Non-performing loans**	**Watchlist items**	**Restructured loans** [1]	**Country Risk**	**Total doubtful loans**
Situation as at 31.12.01					
Face value	4,247	2,185	332	79	6,843
as a percentage of total loans	3.49%	1.80%	0.27%	0.06%	5.63%
Writedowns	2,425	476	111	25	3,037
as a percentage of face value	57.1%	21.8%	33.4%	31.6%	44.4%
Book value	1,822	1,709	221	54	3,806
as a percentage of total loans	1.55%	1.45%	0.19%	0.05%	3.24%
Situation as at 31.12.2000					
Face value	4,636	1,941	355	96	7,028
as a percentage of total loans	3.89%	1.63%	0.30%	0.08%	5.89%
Writedowns	2,631	412	101	34	3,178
as a percentage of face value	56.8%	21.2%	28.5%	35.4%	45.2%
Book value	2,005	1,529	254	62	3,850
as a percentage of total loans	1.74%	1.33%	0.22%	0.05%	3.34%

(1) Including loans being restructured.

Doubtful loans, in terms of face value, reflected an increase of about € 1,535 million in non-performing loans, net of penalty interest of € 240 million, and declines of about € 2,160 million, of which about € 660 million was from the sale of non-performing loans described above. On the other hand, there was an increase of about € 1,850 million in watchlist items (again, net of penalty interest of about € 60 million), while decreases were nearly € 1,670 million. Approximately 36% of the latter was due to transfers to other doubtful loan categories, and primarily non-performing loans.

Taking non-performing loans and watchlist items on the whole, there were additions from performing loans of about € 1,970 million, which were counterbalanced by collections of about € 1,270 million, loans returning to performing status of € 270 million, and proceeds from loan sales of a further € 240 million.

Doubtful loans by Division

Below is a breakdown of doubtful loans by Division at face and book value with a comparison with the corresponding figures at the end of 2000.

DOUBTFUL LOANS WITH CUSTOMERS (amounts in millions of €)	**Italian Banks**	**New Europe**	**Corporate Centre and other companies**	**Total Combined**	**Total consolidated**
Situation as at 31.12.2001					
Face value	4,309	2,077	457	6,843	6,843
as a percentage of total loans	4.17%	17.98%	3.11%	5.28%	5.63%
Writedowns	1,628	1,165	244	3,037	3,037
as a percentage of face value	37.8%	56.1%	53.4%	44.4%	44.4%
Book value	2,681	912	213	3,806	3,806
as a percentage of total loans	2.66%	8.81%	1.48%	3.03%	3.24%
Situation as at 31.12.2000					
Face value	4,968	1,545	515	7,028	7,028
as a percentage of total loans	5.03%	15.70%	2.65%	5.49%	5.89%
Writedowns	1,952	917	309	3,178	3,178
as a percentage of face value	39.3%	59.4%	60.0%	45.2%	45.2%
Book value	3,016	628	206	3,850	3,850
as a percentage of total loans	3.14%	7.07%	1.09%	3.11%	3.34%

From the figures reported, there was a higher percentage of doubtful loans at face value (out of total loans to customers) for banks of the New Europe, which was partially offset by higher writedowns.

This phenomenon is particularly pronounced for non-performing loans, which, as a ratio to total loans to customers at face value, were 10.74% for the New Europe compared with 2.67% for Italian banks. Also, taking into account the significant differences in writedowns, which were 79.6% of gross exposure for the New Europe, compared with 46.3% for Italian banks, the gap between the ratio of non-performing loans to loans at book value for the two Divisions was rather limited (1.47% for Italy compared with 2.44% for the New Europe).

NON-PERFORMING LOANS TO CUSTOMERS (amounts in millions of €)	Italian Banks	New Europe	Corporate Centre and other companies	Total Combined	Total consolidated
Situation as at 31.12.2001					
Face value	2,761	1,241	245	4,247	4,247
as a percentage of total loans	2.67%	10.74%	1.67%	3.28%	3.49%
Writedowns	1,278	988	159	2,425	2,425
as a percentage of face value	46.3%	79.6%	64.9%	57.1%	57.1%
Book value	1,483	253	86	1,822	1,822
as a percentage of total loans	1.47%	2.44%	0.60%	1.45%	1.55%
Situation as at 31.12.2000					
Face value	3,379	916	341	4,636	4,636
as a percentage of total loans	3.42%	9.30%	1.76%	3.62%	3.89%
Writedowns	1,606	795	229	2,631	2,631
as a percentage of face value	47.5%	86.8%	67.2%	56.8%	56.8%
Book value	1,773	121	111	2,005	2,005
as a percentage of total loans	1.85%	1.36%	0.59%	1.62%	1.74%

Country risk

With regard to country risk, details on loans (net of guarantees) and writedowns are provided for both customers and banks.

COUNTRY RISK (CUSTOMERS AND BANKS) (amounts in millions of €)	31.12.2001			31.12.2000		
	Face value	Writedowns	Book value	Face value	Writedowns	Book value
Russia	42	11	31	46	18	28
Brazil	17	3	14	7	2	5
Egypt	12	2	10	13	2	11
North Korea	8	6	2	7	6	1
Liberia	6	5	1	5	4	1
Cuba	12	8	4	5	4	1
Indonesia	5	2	3	7	3	4
Former Yugoslavian countries	4	3	1	4	3	1
Algeria	6	1	5	6	1	5
Argentina	5	2	3	11	3	8
Venezuela	7	1	6	2		2
Republic of South Africa	3		3	7	1	6
Other	14	6	8	45	7	38
Total	**141**	**50**	**91**	**165**	**54**	**111**
of which: - Loans to customers	*79*	*25*	*54*	*96*	*34*	*62*
- Loans to banks	*62*	*25*	*37*	*69*	*20*	*49*

Direct and Indirect Deposits

Assets in administration

The overall volume of customer assets in administration at the end of the period was clearly above the level at the beginning of the year, exceeding € 349,000 million, representing a 2.9% increase over the twelve months.

The increase in this aggregate was driven by direct deposits, which grew rapidly during the final quarter, while indirect deposits, which were valued at market prices, were just above year-end 2000 levels, despite the recovery at the end of September, due to the poor performance of stock prices since the beginning of the year.

These changes resulted in a restructuring of the volume of assets in administration, favouring direct deposits, which rose to 36.4% of the total from 34.8% in December 2000.

ASSETS IN ADMINISTRATION (amounts in millions of €)	**AMOUNTS AS AT** 31.12.2001	31.12.2000	**Change from 31.12.2000** Amount	%	**31.12.1999 (Restated)**
Direct deposits	127,320	118,006	+ 9,314	+7.9%	113,598
Indirect deposits	222,020	221,389	+ 631	+0.3%	206,145
Assets administered for customers	**349,340**	**339,395**	**+ 9,945**	**+2.9%**	**319,743**

Direct deposits

The total due to customers (including third party deposits received in administration) and securities in issue was over € 127,000 million at the end of the year, representing a 7.9% increase from 31 December 2000.

All Divisions made a positive contribution to this change, and especially the Parent Company's foreign branch network. After remaining below year-end 2000 levels during the early part of the year, deposits in the Italian Banking Division made a significant recovery in the final quarter, which was true of nearly all banks in the Division. Growth in banks of the New Europe (up by 16.1%) was also confirmed, even though it was partly due to the appreciation of local currencies against the euro (up by 6.7% at constant exchange rates).

DIVISIONS (amounts in millions of €)	**AMOUNTS AS AT** 31.12.2001	31.12.2000	**Change from 31.12.2000** Amount	%
Italian Banking	100,422	97,491	+ 2,931	+3.0%
Wholesale banking	4,036	3,548	+ 488	+13.8%
Foreign Banks and New Growth Division	17,728	15,273	+ 2,455	+16.1%
Corporate Centre	14,976	10,878	+ 4,098	+37.7%
Eliminations and adjustments	-9,842	-9,184	- 658	+7.2%
Total due to customers and securities in issue	**127,320**	**118,006**	**+ 9,314**	**+7.9%**

The growth in direct deposits was the result of a significant increase in amounts due to customers, especially the more liquid components, while the increase in securities in issue was less pronounced and was influenced to a greater degree by funding policies implemented.

TYPE (amounts in millions of €)	AMOUNTS AS AT 31.12.2001	31.12.2000	Change from 31.12.2000 Amount	%	31.12.1999 (Restated)
Due to customers	**91,452**	**83,103**	**+ 8,349**	**+10.0%**	**78,113**
Deposits	8,072	7,791	+ 281	+3.6%	8,591
Current accounts	67,951	60,613	+ 7.338	+12.1%	58,196
REPO transactions	13,564	13,008	+ 556	+4.3%	9,429
Other transactions	1,865	1,691	+ 174	+10.3%	1,897
Securities in issue	**35,868**	**34,903**	**+ 965**	**+2.8%**	**35,485**
Bonds	18,750	21,672	- 2.922	-13.5%	22,484
Certificates of deposit	15,934	11,953	+ 3.981	+33.3%	12,021
Other securities	1,184	1,278	- 94	-7.4%	980
Total direct deposits from customers	**127,320**	**118,006**	**+ 9,314**	**+7.9%**	**113,598**

To be more specific, there was a 10% increase in amounts due to customers over the prior year due to the favourable performance of current accounts, which benefited from customers' greater appetite for liquidity in light of the uncertainty that still exists in financial markets. The latter factor also explained the growth in repo transactions, which remained at levels well above the early part of 2000. Finally, the decline in deposits reported for several years, was brought to an end.

Securities in issue were up by 2.8% over the prior year-end due to the pronounced increase in certificates of deposit (up by 33%) fuelled by the issuance of CD's by foreign branches. This increase was partially offset by the reduction in the stock of bonds outstanding (down by 13.5% since December 2000) since not all of the significant amounts maturing during the period were renewed.

Indirect deposits

At market values, indirect customer deposits were nearly € 222,000 million, which was substantially in line with the end of the prior period.

INDIRECT DEPOSITS FROM CUSTOMERS [1] (amounts in millions of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000	Change from 31.12.2000 Amount	Change from 31.12.2000 %	31.12.1999 (Restated)
Indirect deposits under administration	109,981	108,145	+ 1,836	+1.7%	91,101
Indirect deposits under management	112,039	113,244	- 1,205	-1.1%	115,044
Total indirect deposits from customers	**222,020**	**221,389**	**+ 631**	**+0.3%**	**206,145**

1. Excluding securities issued by the Group and shares of the Group's mutual funds in customer portfolios (data restated to standardise comparison). Market values.

This area's performance, which was affected by the decline in prices on major stock markets (MIB30 down by 25%, Dow Jones down by 6% and Nikkei down by 23%), was bolstered by new inflows of funds. As described in other parts of this report, both the Italian Banking and Wholesale Banking Divisions world-wide reacted to market performance by taking commercial measures based primarily on product innovation (particularly with the launch of a line of products with "guaranteed" principal invested, and with underlying investments represented by mutual funds). The overall stock of indirect deposits remained steady due to the contribution of the administered portion (up by 1.7% over the twelve months), which was less affected by price performance and bolstered by growth in the New Europe, while the managed portion still posted only a modest reduction from year-end 2000 (down by 1.1%) despite the significant share invested in stocks.

This performance resulted in a partial restructuring of the aggregate in favour of the administered portion, which recovered about 0.7 points in twelve months. The two components are now substantially in line, with the managed portion just above 50%.

Total assets under management

As at 31 December 2001, total customer assets managed by the group, including liquid assets and securities issued by the Group, were nearly € 113,000 million, which was substantially at the level of the prior year (down by 0.8%). This aggregate includes customer assets managed by Pioneer (with the exclusion, therefore, of bank portfolios), which represented nearly the entire aggregate, in addition to assets managed in Italy by banks and insurance companies, net of asset management accounts, which are administered by Pioneer under customer instructions, and also excluding intra-group dealings.

The Group's operations in the US market, other international markets and the New Europe, which rose a total of 7.1% since December 2000 due to net inflows and the appreciation of the dollar, were fully

covered by the Pioneer Group, and reported in detail in the chapter on Wholesale Banking.
On the other hand, the Italian market, which is not completely covered by that Group, the reclassification used for reporting data showed performance for managed assets as a function of the main products marketed. From this overview, there was a reallocation within the area, from asset management accounts, and to a lesser extent, from mutual funds, to insurance products, with an overall reduction in managed assets of 2.9%.

ASSETS UNDER MANAGEMENT (CUSTOMERS) (amounts in millions of €)	AMOUNTS AS AT 31.12.2001	31.12.2000	Change from 31.12.2000 Amount	%	31.12.1999 (Restated)
Italy	**87,252**	**89,844**	**-2,592**	**-2.9%**	**91,380**
Mutual funds placed directly	47,136	49,718	-2,582	-5.2%	51,397
Customer asset management accounts	27,641	30,818	-3,177	-10.3%	33,243
- Asset management accounts in funds	*16,972*	*20,238*	*-3,266*	*-16.1%*	*19,915*
- Other asset management accounts	*10,669*	*10,580*	*89*	*+0.8%*	*13,328*
Insurance policies (actuarial reserves)	12,475	9,308	3,167	+34.0%	6,740
- Unit linked	*8,531*	*5,480*	*3,051*	*+55.7%*	*3,208*
-Other policies	*3,944*	*3,828*	*116*	*+3.0%*	*3,532*
USA	**21,742**	**20,948**	**794**	**+3.8%**	**21,171**
Other international markets	**2,683**	**2,252**	**431**	**+19.1%**	**2,470**
New Europe	**1,044**	**590**	**454**	**+76.9%**	**579**
Total customer assets under management	**112,721**	**113,634**	**-913**	**-0.8%**	**115,600**
of which: Assets in mutual funds	*98,141*	*99,266*	*-1,125*	*-1.1%*	*98,787*
- Italian	*37,166*	*50,097*	*-12,931*	*-25.8%*	*63,467*
- Luxembourg	*35,303*	*25,105*	*10,198*	*+40.6%*	*10,850*
- Other	*25,672*	*24,064*	*1,608*	*+6.7%*	*24,470*

Asset management accounts exclude those accounts related to insurance policies. Amounts shown include liquid assets and Group securities in issue.

This performance was based, as discussed in greater detail in the chapter on the Italian Banking Division, on a net inflow of funds into mutual funds, fuelled primarily by the placement of unit-linked life insurance premiums, which limited the decline in assets of Group funds resulting in an increase in market share.

More specifically, there was a 10.3% decline in asset management accounts and a 5.2% decline in the amount of funds placed directly from the prior year. The reduction in asset management accounts of approximately € 3,200 million in absolute value, was concentrated in fund-based asset management accounts, despite the 12% increase from September to December, while other asset management accounts remained at year-end 2000 levels due in part to the purchase of several portfolios of institutional customers.

Despite these movements, there was a sharp increase in the actuarial reserves of Group insurance companies (up by 34% over twelve months), which was concentrated in the unit-linked area, which was up by 55%, or over € 3,000 million in absolute terms. Overall, actuarial reserves approached € 12,500 million.

Securities Portfolio and Interbank Position

Structural liquidity

In the area of structural liquidity, the period was characterised by two distinct periods, as noted in the introduction. In fact, for the first nine months of the year, the higher increase in loans to customers as compared to customer deposits and securities was only partially funded by the increase in subordinated debt. Taking into account the changes in other asset, liability and shareholders' equity items, this resulted in a reduction of "structural liquidity" of nearly € 1,200 million between December 2000 and September 2001. Following a sharp increase in deposits, and a simultaneous reduction in loans, during the last quarter, surplus liquidity was generated, as reflected in the reduction of interbank deposits, and thus, there was an increase in structural liquidity of over € 7,000 million.

Overall, in fact, the position held in the securities portfolio and interbank position showed a positive balance of € 23,929 million compared with € 16,922 million at the end of the prior year.

Securities portfolio

Changes in liquidity had only a limited effect on the securities portfolio, which remained, overall, at year-end 2000 levels. Within the portfolio, however, there was an increase in investment securities of about € 1,580 million (up by 10.5% over December 2000), which was largely offset by the reduction in trading securities (down by € 1,788 million or 9.8%). Approximately € 600 million of the increase in investment securities was due to securities resulting from securitisation transactions.

SECURITIES PORTFOLIO (amounts in millions of €)	**AMOUNTS AS AT** 31.12.2001	31.12.2000	**Change from 31.12.2000** Amount	%	**31.12.1999** (Restated)
Investment securities	16,598	15,017	+ 1,581	+10.5%	15,688
Trading securities	16,380	18,168	- 1,788	-9.8%	15,720
Total investment and trading securities	**32,978**	**33,185**	**- 207**	**-0.6%**	**31,408**
of which: Variable-yield securities	*1,255*	*1,500*	*- 245*	*-16.3%*	*1,228*

Interbank position

With loans to banks remaining nearly stable, the higher liquidity generated at year-end resulted in a reduction of over € 7,000 million (down by 17.3%) in amounts due to banks. Thus, at the end of the period, the net interbank position was negative by about € 9,000 million, compared with approximately € 16,200 million at year-end 2000.

INTERBANK POSITION	AMOUNTS AS AT		Change from 31.12.2000		31.12.1999
(amounts in millions of €)	31.12.2001	31.12.2000	Amount	%	(Restated)
Loans to banks	24,981	24,904	+ 77	+0.3%	21,552
Due to banks	34,030	41,167	- 7,137	-17.3%	36,440
Net interbank position	**-9,049**	**-16,263**	**+ 7,214**		**-14,888**

Equity Investments

As at 31 December 2001, equity investments totalled € 2,292 million, with an increase of € 727 million over the end of the prior period.

EQUITY INVESTMENTS	AMOUNTS AS AT		Change from 31.12.2000		31.12.1999
(amounts in millions of €)	31.12.2001	31.12.2000	Amount	%	(Restated)
Equity investments	2,229	1,386	+ 843	+60.8%	1,027
Equity investments in Group companies	63	179	- 116	-64.8%	47
Total equity investments	**2,292**	**1,565**	**+ 727**	**+46.5%**	**1,074**

Equity investments in non-Group companies totalled € 2,229 million, representing a € 843 million increase over 31 December 2000. This change was due primarily to the following transactions:

- The agreement, together with IntesaBCI as financial partners, to accept the offer of the Pirelli Group, together with the Benetton Group, to invest, with a stake of 10% each, in the newly formed Olimpia S.p.A. (60% owned by Pirelli S.p.A. and 20% by Edizione Finance of the Benetton Group), which currently holds approximately 28.7% of Olivetti S.p.A., which has a controlling interest in the Telecom Group. This initiative involved an investment of € 520 million.

  It should also be noted that during the acquisition process, UniCredit, together with IntesaBCI, signed agreements with the Pirelli Group, which, among other things, had provisions to protect the investments made by financing shareholders. To be specific, upon the occurrence of specific conditions, they would have the right to sell their respective equity interests to the Pirelli group at a price (taking into account any dividends received) variable between the investment cost and the amount resulting from adding to such investment a gross annual return of 15%. There was also a provision giving them the right to appoint their own representatives to the Boards of Directors of Olimpia and of its main subsidiaries.

- The acquisition, in different instalments, of a significant stake in Consortium Srl, a finance company with a 13.9% equity interest in Mediobanca. More specifically, in May UniCredit purchased a 0.80% stake (an outlay of about € 6 million) in the above company at the time of the capital increase totalling € 604 million, which was aimed at acquiring a controlling interest in Euralux SA (owner of a 3.9% stake in Assicurazioni Generali), a company that was merged into Mediobanca at the end of the period. In July, the stakes held by Fondazioni Cariverona, CRT and Cassamarca in the Consortium, which represented a 15.25% shareholding overall, were bought out at a total cost of € 112 million, and towards the end of the period, a further stake was purchased (2.3%, with an outlay of € 20 million) bringing the equity interest in Consortium to 18.35% for a total investment of about € 138 million.

- The purchase of a stake in Commerzbank (6.1 million shares equal to 1.1% of capital) with a view to obtaining a controlling interest in the German bank. Since negotiations with Commerzbank did not come to fruition, and taking into account the potential for developing a relationship with this investee company, the above shares were included among equity investments at a total book value of € 147 million.

- The acquisition by UniCredit and UBM of stakes of 3.35% and 2.90% respectively in Monte Titoli S.p.A, as a part of the procedure to sell the stake held by the Bank of Italy, which, in addition to the stake already held by our Group (5.68%), brought the total equity interest to 11.93%. The transaction, which was finalised in January, resulted in a total outlay of € 13 million.

- The acquisition of a 1.45% stake in CLS Service Ltd, which is consistent with a new system of rules for foreign exchange transactions based on the PVP (payment versus payment) principle developed by major international banks involved in Forex operations. This initiative involved an outlay of US$ 4.9 million.

- The sale of the following equity investments, which are no longer strategic: GIM S.p.A. (0.73%), Montedison S.p.A. (1.12% stake in ordinary capital) and Sitaf S.p.A. (10.9%), resulting in total proceeds of € 75 million with a capital gain of € 54 million.

It should also be noted that following the partial proportional spin-off of Credito Fondiario e Industriale (Fonspa) S.p.A. to UniCredito Italiano and Banca Commerciale Italiana, a 49.5% equity investment in Selezione Terza srl (later increased to 50%) and an 11.16% stake in Immobiliare Lombarda S.p.A. (the overall stake held by the UniCredito Group in this company rose to 30.97%) were transferred to UniCredito Italiano.

Finally, a writedown of € 25 million (from € 158 to 133 million) was applied to the equity interest in Kataweb, to adjust its value to comply with agreements, which were executed with L'Espresso Publishing Group, and which protect the initial investment made by UniCredito Italiano.

On the other hand, the reduction in equity investments in Group companies was due to transfers to those companies consolidated on a line-by-line basis (in particular TradingLab), which resulted in a reduction of about € 65 million, and the sale of the Banca di Bergamo (a nearly € 95 million).

List of equity investments

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, attached is the list of equity investments in the form of shares/shareholdings with voting rights in unlisted companies held in any form as at 31 December 2001.

Transactions with associated companies

With regard to transactions with associated companies, the following table indicates existing assets, liabilities and guarantees and commitments as at 31 December 2001 with Group companies (not consolidated on a line-by-line basis) and with those subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92. Details for individual companies are provided in the appropriate annex.

TRANSACTIONS WITH ASSOCIATED COMPANIES (amounts in millions of €)	**Assets**	**Liabilities**	**Guarantees and Commitments**
Associated companies	75	101	31
Companies subject to significant influence	351	314	145

Intra-group and related party transactions

Transactions between the Parent Company, subsidiaries and companies subject to significant influence were entered into at arm's length. See the company accounts for further details.

Shareholders' Equity and Capital Ratios

Shareholders' equity

As at 31 December 2001, the Group portion of shareholders' equity was € 9,535 million compared with € 8,644 million at the end of the prior period. The increase was due to net profit for the period, the impact of which was partially offset by the distribution of dividends for 2000.

During the first half of the year, the € 2.5 million capital increase was also finalised following the partial proportional spin-off of Credito Fondiario e Industriale (Fonspa) S.p.A. to UniCredito Italiano and Banca Commerciale Italiana. This transaction also resulted in an increase in other reserves of € 59 million.

In addition, with the re-denomination of capital stock to € on 5 June, the par value of each share was changed to 0.50 €. This transaction resulted in an increase in capital stock of € 1,217 million, which was completed by transferring the relevant amount from reserves.

Finally, on 29 August, a € 6 million increase in capital stock was finalised, bringing it to € 2,523 million, by drawing on a portion of the reserve appropriately established by the ordinary shareholders' meeting dated 2 May 2000, and supplemented by resolution of the ordinary shareholders' meeting dated 5 May 2001 with regard to the medium-term incentive system for Group staff.

SHAREHOLDERS' EQUITY
(amounts in millions of €)

Shareholders' equity as at 31/12/2000	**8,644**
Increases:	
Net profit for the period	1,454
FONSPA spin-off	61
Other net changes	25
Decreases:	
Dividends distributed	649
Shareholders' equity as at 31/12/2001	**9,535**

For further details on changes in shareholders' equity see the notes to accounts.

Subordinated debt

The strengthening of the financial structure in order to finance the Group's growth while maintaining high levels of capitalisation, was also continued through the issuance of lower tier 2 subordinated debt for a total of € 1,800 million. There were 4 issues (2 issues of € 500 million and 2 of € 400 million) broken down into fixed and floating rate, and all were denominated in € with a ten-year term.

In July, in order to hedge market risks, a Tier 3 subordinated bond was placed with a three-year term and face value of € 600 million. This issue was the largest of this type of instrument previously issued in the Euromarket.

Thus, subordinated debt rose to € 7,071 million at the end of the period, representing an increase of € 2,477 million, taking into account the foreign exchange and maturity effects during the period.

It should also be noted that in February 2002, a subordinated upper tier 2 subordinated bond (ten-year maturity) was placed in the amount of € 500 million, for which the Bank of Italy issued its approval for inclusion in the calculation for determining the supervisory capital starting with the reports for 31 December 2001. Finally, in consideration of the remaining term of existing bonds, the portion that may be included for the determination of supervisory capital was € 6,419 million, compared with € 4,206 as at 31 December 2000.

Supervisory capital and ratios

Thus, supervisory capital was € 15,113 million, of which € 9,733 million was Tier 1 capital, representing a 28.9% increase over 31 December 2000. Given the corresponding increase in risk-weighted assets of 4.1%, and taking into account Tier 3 subordinated debt, the overall capital ratio was 10.96%, compared with 8.52% at the end of the prior period. On the other hand, the ratio of credit-risk-weighted assets was 12.01%, compared with 9.33% at the end of 2000, with a Tier 1 ratio of 7.74%.

Bearing in mind the minimum requirement of 8%, the capital surplus was € 4,243 million.

SUPERVISORY CAPITAL AND RATIOS
(amounts in millions of €)

	31.12.2001	31.12.2000	31.12.1999
Capital for regulatory purposes			
Tier 1 capital	9,733	8,610	7,720
Tier 2 capital	5,700	3,456	1,731
Items to be deducted	-320	-341	-343
Total capital	**15,113**	**11,725**	**9,108**
Risk-weighted assets			
Credit risk	125,810	125,679	101,532
Market risk	15,324	11,998	5,038
Other prudential requirements	2,230	-	-
Total risk-weighted assets	**143,364**	**137,677**	**106,570**
Capital ratios			
Tier 1 capital/Credit risk weighted assets	7.74%	6.85%	7.60%
Total capital/ Credit risk weighted assets	12.01%	9.33%	8.97%
Tier 1 capital/Total risk-weighted assets	6.79%	6.25%	7.24%
Total capital/Total risk-weighted assets [1]	10.96%	8.52%	8.55%
Capital surplus over minimum requirement	**4,243**	**711**	**582**

1. Taking into account, as at 31 December 2001, Tier 3 subordinated debt of € 599 million to hedge market risk.

Profit and Loss Account

Operating Profit

Due to fourth quarter profits, which were driven by revenue performance, the Group's operating profit rose by 3.5% over last year's figure to € 4,726 million.

Before moving to the analysis of changes in operating profit components, it should, however, be noted that the different consolidation period for results of the Pioneer USA Group[2] over the last two periods (a little over two months in 2000 and for the entire year in 2001) resulted in the limited comparability of revenue from services and other sources and operating expenses, which, however, are largely incorporated in operating profit figures.

In fact, although the favourable net interest income performance (up by 6.4% over 2000) was not affected by that factor, about 3.5 percentage points of the increase in expenses was due to the different consolidation period of Pioneer USA (growth in this figure would drop from 10.8% to 7.2%), while revenues from services and other sources increased by 8.1% (on an consistent basis, it would be limited to 4.8%). These changes resulted in an increase in the cost to income ratio from 51% in 2000 to 52.7%; however, the lack of complete similarity between the periods explains about one half of the increase.

OPERATING PROFIT (amounts in millions of €)	**2001**	**2000**	**Change** Profit and Loss Account	**Change** %	**1999** (Restated)
Net interest income	5,049	4,747	+ 302	+6.4%	4,327
Revenues from services and other sources	4,940	4,571	+ 369	+8.1%	3,720
Total revenues	**9,989**	**9,318**	**+ 671**	**+7.2%**	**8,047**
Operating expenses	-5,263	-4,752	- 511	+10.8%	-4,443
Operating profit	**4,726**	**4,566**	**+ 160**	**+3.5%**	**3,604**
Cost/income ratio	52.7%	51.0%			55.2%

Contributions by Division

A breakdown of operating profit by Division on one hand revealed the positive performance of such Divisions and on the other highlighted the negative contribution of the new Group initiatives for the creation of two new multi-channel banks (Xelion and Clarima) due to the anticipated start-up costs.

2. In fact, the parent company of that Group commenced operations on 23 October 2000, and operating results in the current configuration, run from that date.

For comments on this performance, see the chapter on the operations and results of the individual Divisions. On the other hand, with regard to the operating results of the Corporate Centre, which dropped from € -234 to -460 million between the two periods, this performance, without considering dividends, was largely attributable to the Parent Company and, as described in the related Report on Operations, was due to the following factors:

- € 110 million from changes in the bank's financial structure, which, as a result of a higher average percentage of fixed assets, led to a higher funding cost for financing Group equity investments, including in consideration of supervisory capital requirements at the Group level;

- € 100 million from the change in trading profits;

- Finally, € 30 million due to higher operating expenses, net of related cost recoveries.

OPERATING PROFIT BY DIVISION
(amounts in millions of €)

	2001	2000	Change Amount	Change %
Italian Banking Division	3,956	3,841	+ 115	+3.0%
Wholesale Banking Division	502	428	+ 74	+17.3%
- Investment banking	*394*	*279*	*+ 115*	*+41.2%*
- Asset Management	*108*	*149*	*- 41*	*-27.5%*
Foreign Banks and New Growth Division	787	552	+ 235	+42.6%
New Ventures[1]	-59	-21	- 38	+181.0%
Corporate Centre[2]	-460	-234	- 226	+96.6%
TOTAL CONSOLIDATED	**4,726**	**4,566**	**+ 160**	**+3.5%**

1. Xelion and Clarima.
2. Including eliminations and other consolidation adjustments.

Net interest income

Net interest income of € 5,049 million was up by 6.4%, which was in line with net interest growth, and included dividends and income of € 78 million (as in 2000) from those equity investments consolidated using the equity method. Both interest income and interest expense rose faster – by 10% and 12.7% respectively – over the prior year. Of this increase, 55-60% was attributable to growth in banking business, and the remainder to the increase in interest rates.

To provide a better understanding of the dynamics underlying the formation of net interest income, the following table was prepared, which makes it possible to analyse changes in average balances and interest rates applicable to key items, taking into account any hedging transaction differentials.

	JAN - DEC 2000			JAN - DEC 2001		
(amounts in millions of €)	Average Balance	Interest amounts	Average Rate	Average Balance	Interest amounts	Average Rate
Loans to customers (face value)	107,860	7,512	6.96%	120,377	8,509	7.07%
Fixed-income securities	33,310	1,840	5.52%	28,825	1,816	6.30%
Interbank loans	25,177	1,075	4.27%	27,179	1,242	4.57%
Total interest-bearing assets	*166,347*	*10,427*	*6.27%*	*176,381*	*11,567*	*6.56%*
Stock and fixed assets	7,130	78	1.09%	9,090	78	0.86%
Total assets	**173,477**	**10,505**	**6.06%**	**185,471**	**11,645**	**6.28%**
Deposits (customers and securities)	111,506	3,899	3.50%	119,086	4,254	3.57%
Interbank deposits	39,492	1,715	4.34%	41,747	1,998	4.79%
Customer and interbank deposits	*150,998*	*5,614*	*3.72%*	*160,833*	*6,252*	*3.89%*
Subordinated debt	2,686	144	5.36%	5,917	344	5.81%
Total interest-bearing liabilities	*153,684*	*5,758*	*3.75%*	*166,750*	*6,596*	*3.96%*
Balance sheet reserves	11,388			12,296		
Special-purpose reserves, writedowns and balance of other items	8,405			6,424		
Total liabilities and shareholders' equity	**173,477**	**5,758**	**3.32%**	**185,470**	**6,596**	**3.56%**
NET INTEREST INCOME		**4,747**	**2.74%**		**5,049**	**2.72%**

Changes in interest income

Briefly, the performance of net interest income was due to an increase of approximately € 12 billion (up by 6.9%) in average asset balances, which was essentially equal to the balance of loans, with overall spread (the ratio of net interest income to total assets) nearly the same as that in the prior year (from 2.74% in 2000 to 2.72% in 2001).

These results consist of several factors with overall effects on spread that tend to offset one another.
To be specific:

- Compared with the preceding year, the average interest rate on loans to customers was slightly higher than that for deposits and securities in issue(from 3.47% to 3.50%). In fact, both rates grew by about 10 basis points compared to the increase of 30-40 basis points in interbank rates;
- On the other hand, there was a more significant increase (from 2.55% to 2.67%) in the spread between the average rate on interest-bearing assets and the rate paid for customer and bank funding due to the higher percentage of loans to customers out of total interest-bearing assets (from 64.8% to 68.2%) and the higher increase in the rate on investment and trading securities.
- The increase in subordinated debt (up by € 3.2 billion on average), which was also tied to fixed asset

trends, only partially affected changes in spread (in fact, the spread between interest-bearing assets and liabilities rose from 2.52% to 2.60%);

- Finally, the increase in fixed assets was reflected in the reduction of net working capital, which brought overall spreads substantially in line with prior year levels.

Revenues from services and other sources

Revenues from services and other sources were € 4,940 million, or 49.5% of total revenues, representing an 8.1% increase over the prior year and a 4.8% increase on a consistent basis (as noted in the introduction, the performance of these revenues was affected by the different consolidation period of the Pioneer USA Group). This result was achieved due to the recovery in the fourth quarter in all components, which made it possible to limit the decline of net commissions from the prior year, and to strengthen profit growth in financial transactions and other net operating income.

REVENUES FROM SERVICES AND OTHER SOURCES (amounts in millions of €)	**2001**	**2000**	**Change Amount**	**Change %**	**% change on an equivalent basis**
Commission income	3,837	3,733	+ 104	+2.8%	-0.9%
Commission expense	-546	-394	- 152	+38.6%	34.9%
Net commissions	*3,291*	*3,339*	*- 48*	*-1.4%*	*-5,1%*
Trading profits	933	638	+ 295	+46.2%	46.2%
Other operating income	1,068	931	+ 137	+14.7%	11.6%
Other operating expenses	-352	-337	- 15	+4.5%	5.0%
Other income – net	*716*	*594*	*+ 122*	*+20.5%*	*15.4%*
Revenues from services and other sources	**4,940**	**4,571**	**+ 369**	**+8.1%**	**4.8%**

Net commissions

The 5.1% decline in net commissions on a consistent basis was due to the lower volume of commissions for asset management and administration services (down by 9%), owing largely to market factors. However, within this area, there was a sharp increase in commissions on asset management accounts due to the success of asset management accounts in funds with guaranteed principal, and commissions from the placement of insurance products, which continued the growth trend seen for several years. Commissions on mutual funds (both placement and management fees) were down by 19.6% on a consistent basis, which was substantially in line with fund purchase performance.

On the other hand, the contribution from other operating areas was favourable on the whole. In particular, there was a significant contribution from commissions on credit commitments and loans (up by € 41 million, or 9%) and from commissions on collection and payment services (up by 5.2%).

NET COMMISSIONS (amounts in millions of €)	2001	2000	Change Amount	Change %	% change on an equivalent basis
Asset management and administration services	2,137	2,211	- 74	-3.3%	-9.0%
Trading and placement of securities	*249*	*277*	*- 28*	*-10.1%*	*-10.1%*
Asset management accounts	*253*	*186*	*+ 67*	*+36.0%*	*+36.0%*
Management of collective investment funds	*1,324*	*1,447*	*- 123*	*-8.5%*	*-19.6%*
Placement of insurance products	*226*	*156*	*+ 70*	*+44.9%*	*+44.9%*
Other securities activities	*85*	*145*	*- 60*	*-41.4%*	*-18.8%*
Credit commitments and loans	497	456	+ 41	+9.0%	+9.0%
Collection and payment services	263	250	+ 13	+5.2%	+5.2%
Currency dealing	93	91	+ 2	+2.2%	+2.2%
Tax collection services	132	135	- 3	-2.2%	-2.2%
Other services	169	196	- 27	-13.8%	-13.5%
Net commissions	**3,291**	**3,339**	**- 48**	**-1.4%**	**-5.1%**

Trading profits

Trading profits of € 933 million were up by 46.2% over 2000 due to the growth in operations for the management of corporate financial risks, which also benefited from product innovations and the operations of TradingLab in the covered warrant market. The quarterly profile showed a slowdown between the first and second quarters due in part to the features of certain types of hedging products (which are tied, for example, to corporate budgets) with seasonality concentrated in the early part of the year, and a recovery in the second half of the period.

Other net operating income

About one fourth of the change in other net operating income was justified by the change in the scope of consolidation. Net of this effect, the increase in net operating income was due primarily to charges to third parties (which included reimbursements of tax and account maintenance expenses).

Operating expenses

As already noted above, changes in operating expenses were also affected by the different scope of consolidation. In fact, overall operating expenses of € 5,263 million were up by 10.8% over 2000, about a third of which was due to this factor. On a consistent basis, growth was actually 7.2%, which was due to the increase in administrative costs (up by 6.7%) and adjustments to the value of tangible and intangible fixed assets (up by 12.9%).

OPERATING EXPENSES (amounts in millions of €)	2001	2000	Change Amount	Change %	% change on an equivalent basis
Administrative costs	4,858	4,401	457	+10.4%	+6.7%
Payroll costs	*3,045*	*2,773*	*272*	*+9.8%*	*+6,2%*
Miscellaneous costs and expenses	*1,531*	*1,333*	*198*	*+14.9%*	*+10,3%*
Indirect taxes and dues	*282*	*295*	*-13*	*-4.4%*	*-4,4%*
Writedowns (ordinary depreciation) of intangible and tangible fixed assets	405	351	54	+15.4%	+12.9%
Total operating expenses	**5,263**	**4,752**	**511**	**+10.8%**	**+7.2%**

Payroll costs

On a consistent basis, payroll costs were up 6.2% over the prior year, due to the following:

- 2.6% due to the expansion and growth of the Wholesale Banking structure in both Investment Banking and Asset Management, in line with growth objectives;
- 0.4% due to the appreciation of local currencies, which originated at the Group's banks in Eastern Europe. Despite the significant reduction in staff, there were higher payroll costs of about € 10 million, which, at constant exchange rates, would have resulted in savings of € 25 million;
- The remaining 3.2% was from the domestic area where, in addition to the expansion of commercial, front office, corporate governance and planning structures and specialised units, there were the effects from increases and carry-overs resulting from the national collective bargaining agreement of 11 July 1999, the effects of defending specific commercial and staff positions and the adjustment of provisions for the variable compensation component.

Miscellaneous costs and expenses

On an consistent basis, miscellaneous costs and expenses rose by 10.3% over the prior year, due largely to the implementation of projects and costs incurred for the Group's growth. This increase was primarily the result of compensation paid to outside consultants (attributable to the activities connected with the Group's reorganisation), miscellaneous services performed by third parties (especially for the integration and development of the information system), and to a lesser degree, rentals and other travel-related charges (also connected with the Group's growth abroad). There were also significant increases in property-related expenses, especially for rent payments, which were tied to the growth of the branch network, and expenses for furniture, machinery and equipment. Expenses for the surveillance of premises rose steadily in percentage terms, but to a relatively small degree in absolute terms. Finally, expenses associated with the world-wide advertising campaign carried out by the Pioneer Group were significant.

Expenses from ordinary operations (e.g., power, postal, telephone, printing, credit information and searches) rose by about 4.5%, again, on a consistent basis.

MISCELLANEOUS COSTS AND EXPENSES (amounts in millions of €)	**2001**	**2000**	**Change Amount**	**Change %**	**% change on an equivalent basis**
Remuneration paid to outside consultants	191	154	37	24.0%	8.0%
Advertising	143	123	20	16.3%	3.7%
Insurance	27	25	2	8.0%	5.3%
Surveillance of premises and securities inventory	79	71	8	11.3%	11.0%
Provision of various services by third parties	188	160	28	17.5%	17.5%
Real-estate-related expenses	300	272	28	10.3%	6.8%
Rental expenses	*175*	*149*	*26*	*17.4%*	*12.0%*
Maintenance and cleaning	*64*	*65*	*-1*	*-1.5%*	*-2.9%*
Energy consumption	*61*	*58*	*3*	*5.2%*	*4.6%*
Rent and maintenance of furniture, machinery and equipment	93	75	18	24.0%	27.3%
Postage, telephone, printed materials and other office expenses	233	212	21	9.9%	4.4%
Rentals and other travel expenses	90	70	20	28.6%	23.2%
Credit information and searches	18	17	1	5.9%	4.6%
Other costs	169	154	15	9.7%	11.2%
Total miscellaneous costs and expenses	**1,531**	**1,333**	**198**	**+14.9%**	**+10.3%**

Net Profit

The following comparative table sets out the reclassified items of Profit and Loss in order to show how the Group's portion of net profit was reached starting from operating profit.

NET PROFIT * (amounts in millions of €)	2001	2000	Change Profit and Loss Account	Change %	1999 (Restated)
Operating profit	4,726	4,566	+ 160	+3.5%	3,604
Extraordinary income and charges - net	231	100	+ 131	+131.0%	496
Total available	**4,957**	**4,666**	**+ 291**	**+6.2%**	**4,100**
Writedowns of goodwill	-277	-115	- 162	+140.9%	-39
Provisions, writedowns and write-backs	-1,237	-1,266	+ 29	-2.3%	-1,179
Provisions for risks and charges	*-257*	*-330*	*+ 73*	*-22,1%*	*-266*
Net writedowns of loans and provisions for guarantees and commitments	*-796*	*-838*	*+ 42*	*-5.0%*	*-838*
Provisions to loan loss reserves	*-57*	*-65*	*+ 8*	*-12.3%*	*-48*
Net writedowns of financial investments	*-127*	*-33*	*- 94*	*+284.8%*	*-27*
Change in fund for general banking risks	-5	8	- 13	-162.5%	-9
Earnings before taxes	**3,438**	**3,293**	**+ 145**	**+4.4%**	**2,873**
of which: Profit before extraordinary items and income tax	***3,212***	***3,185***	***+ 27***	***+0.8%***	***2,386***
Income tax for the year	-1,484	-1,435	- 49	+3.4%	-1,232
Net profit for the year	**1,954**	**1,858**	**+ 96**	**+5.2%**	**1,641**
Minority portion of net profit (loss) for the year	-500	-463	- 37	+8.0%	-355
Group portion of net profit	**1,454**	**1,395**	**+ 59**	**+4.2%**	**1,286**

Extraordinary items

The contribution of extraordinary items increased from € 100 million in 2000 to € 231 million in 2001. The most significant components of this item are as follows:

- Gains from the sale of equity investments of € 115 million, of which € 40 million was for Montedison, € 24 million for Fiditalia, € 26 million for the sale of properties and € 23 million for sales of investment securities;
- Deferred tax assets related to prior periods of € 49 million (of which € 40 million for the spin-off of Fonspa);
- Surplus over previous provisions of € 67 million;
- Charges for separation bonuses of € 19 million.

Writedowns of goodwill

Writedowns of goodwill and consolidation differences were € 277 million (€ 115 million for the prior period), and were primarily attributable to the acquisition of Pioneer USA (€ 150 million) and Bank Pekao (€ 70 million).

Provisions for risks and charges

Provisions for risks and charges of € 257 million (€ 330 million in 2000) included € 96 million to cover the potential cancellation of tax savings realised during the period as a result of Legislative Decree 153/99.

Writedowns of loans and financial fixed assets

Net writedowns of loans and provisions for guarantees and commitments of € 796 million compared to € 838 million in 2000, were the result of writedowns of € 1,285 million and write-backs of € 489 million (including over € 200 million in write-backs for collections during the period). In addition, provisions were made to loan loss reserves of € 57 million (€ 65 million in 2000).

On the other hand, writedowns of financial fixed assets, net of write-backs, were € 127 million compared to € 33 million for the prior period, of which € 91 million was for investment securities and € 36 million for equity investments. Of the latter, € 25 million was for Kataweb, as noted in the comments on equity investments.

Earnings before taxes and profit before extraordinary items and income tax

Earnings before taxes, including a € 5 million change in the fund for general banking risks, were € 3,438 million, which was 4.4% higher than in 2000. Profit before extraordinary items and income tax was € 3,212, up by about € 27 million over the prior year.

Income taxes

Income taxes rose to € 1,484 million (up by 3.4%). This increase in line with that of earnings before taxes, and, as was the case for the prior year, benefited from the provisions of Legislative Decree No. 153 of 17 May 1999. These benefits were neutralised within the provision made to the reserves for risks and charges.

Net profit

Thus, net profit for the year was € 1,954 million, which was an increase of 5.2% over the prior period. The minority interest in net profit rose to a greater degree (up by 8%) due to relatively better results of the companies that make the greatest contribution to this item (the Pekao Group and Rolo). Thus, the Group's portion of net profit was € 1,454 million compared to € 1,395 million for the prior period (up by 4.2%).

Net profit by Division

A breakdown of net profit by Division, and a comparison with the prior year is provided below as a supplement to the information above, and to reconcile the information provided in the chapter on operations and the results of Divisions (to which reference should be made for comments on the formation of net profit) with consolidated net profit.

NET PROFIT BY DIVISION (amounts in millions of €)	**2001**	**2000**	**Change Amount**	**Change %**
Italian Banking Division	2,002	1,730	+ 272	+15.7%
Wholesale Banking Division	290	290	-	
Investment banking	*218*	*156*	*+ 62*	*+39.7%*
Asset Management	*72*	*134*	*- 62*	*-46.3%*
Foreign Banks and New Growth Division	410	268	+ 142	+53.0%
New Ventures [1]	-61	-28	- 33	+117.9%
Corporate Centre [2]	-687	-402	- 285	
TOTAL CONSOLIDATED	**1,954**	**1,858**	**96**	**+5.2%**
of which: Minorities				
Italian Banking Division	-333	-299	- 34	+11.4%
Wholesale Banking Division	-16	-21	+ 5	-23.8%
Investment banking	*-2*		*- 2*	
Asset Management	*-14*	*-21*	*+ 7*	*-33.3%*
Foreign Banks and New Growth Division	-183	-100	- 83	+83.0%
New Ventures [1]			-	
Corporate Centre [2]	32	-43	+ 75	
TOTAL CONSOLIDATED	**-500**	**-463**	**-37**	**+8.0%**
of which: Group portion				
Italian Banking Division	1,669	1,431	+ 238	+16.6%
Wholesale Banking Division	274	269	+ 5	+1.9%
Investment banking	*216*	*156*	*+ 60*	*+38.5%*
Asset Management	*58*	*113*	*- 55*	*-48.7%*
Foreign Banks and New Growth Division	227	168	+ 59	+35.1%
New Ventures [1]	-61	-28	- 33	+117.9%
Corporate Centre [2]	-655	-445	- 210	
TOTAL CONSOLIDATED	**1,454**	**1,395**	**+ 59**	**+4.2%**

1. Xelion and Clarima 2. Including eliminations and other consolidation adjustments.

The above table shows that the Corporate Centre reported a net loss of € 687 million compared to € 402 million in 2000, which was largely due to the Parent Company, but also included consolidation adjustments that were not allocated to the Divisions. As seen earlier, € 226 million of the difference of € 285 million between the two periods was attributable to operating profit. The other € 59 million of the difference was the result of higher provisions and net writedowns in 2001 (up by about

€ 310 million, over € 160 million of which was due to goodwill, and the remainder to loans and financial fixed assets), much of which was offset by the € 180 million increase in extraordinary items and taxes which were over € 70 million lower. Finally, with regard to the performance of the minority interest in net profit attributed to the Corporate Centre, it should be noted that the amount for 2000 was affected by the treatment (used to present results by Division) of the net profit (loss) before the acquisition of companies that fell within the Group's scope of consolidation in the second half of 2000[3].

Reconciliation of net profit

RECONCILIATION OF PARENT COMPANY NET PROFIT AND CONSOLIDATED NET PROFIT
(amounts in millions of €)

	2001		2000	
Parent company net profit for the period (as reported)		**1,089**		**1,212**
Net profit (loss) for the year for other companies consolidated on a line-by-line basis		**3,093**		**2,552**
Credito Italiano	600		540	
Rolo Banca 1473	616		491	
Cariverona	392		322	
Banca CRT	343		236	
Bank Pekao Group (consolidated financial statements)	350		203	
UBM [1]	206		168	
TradingLab	71		-	
Cassamarca	57		52	
Pioneer Investment Management S.A. (formerly Europlus Asset Management)	46		32	
Credit Carimonte	172		176	
Locat	37		40	
Caritro	35		29	
Mediovenezie	24		13	
Bulbank	36		82	
Other	108		168	
		4,182		**3,764**
Income (loss) from equity investments valued at equity		**..**		**14**
Reversal of dividends:		**-2,059**		**-1,924**
of the Parent Company	-1,583		-1,623	
of other Group companies	-476		-301	
Amortisation of positive consolidation differences		**-112**		**-73**
Other consolidation adjustments		**-57**		**77**
Minorities	**-500**		**-463**	
Group portion of net profit (loss) for the year		**1,454**		**1,395**

1. In 2000 this included TradingLab.

3. The net profit (or loss) before the acquisition of companies included within the Group's scope of consolidation in the second half of 2000, which was allocated at the consolidated level to the appropriate item (under the minority portion of net profit in restated accounts), while at the Division level (Italian Banks and New Europe), it was divided between the Group and minority portion of net profit based on the equity at the time of the first consolidation.

Group growth and profitability ratios

Profit and Loss Account and Balance Sheet Aggregates

Group structure

To get the measure of the Group's growth, it is necessary to look back over at least seven years. The first significant expansion of the Group took place in 1995 with the acquisition of control of the Credito Romagnolo group. Subsequently there were important increases in size in 1998, on integration with the Unicredito group, and in 1999, when the Pekao Group was acquired. In 2000 the Group's scope of consolidation was changed following several smaller acquisitions representing overall 6% of total assets, while in 2001 the only significant change was the disposal of Fiditalia.

The figures given below reflect the actual situation of the Group at each date.

Consolidated Profit and Loss Account (Restated)

(amounts in millions of €)	2001	2000	1999	1998	1997	1996	1995	1994
Net interest income	5,049	4,747	4,046	3,599	2,283	2,216	2,334	1,414
Revenues from services and other sources	4,940	4,571	3,565	2,700	1,303	1,082	855	290
of which: Net commissions	*3,291*	*3,339*	*2,671*	*2,026*	*942*	*677*	*562*	*385*
Total revenues	**9,989**	**9,318**	**7,611**	**6,299**	**3,586**	**3,298**	**3,189**	**1,704**
Operating expenses	-5,263	-4,752	-4,146	-3,493	-2,381	-2,331	-2,336	-1,457
of which: payroll costs	*-3,045*	*-2,773*	*-2,445*	*-2,102*	*-1,457*	*-1,455*	*-1,430*	*-901*
Operating profit	**4,726**	**4,566**	**3,465**	**2,806**	**1,205**	**967**	**853**	**247**
Writedowns of goodwill [1]	-277	-115	-39	-64	-55	-58	-72	
Provisions, writedowns and write-backs	-1,237	-1,266	-1,155	-723	-430	-484	-539	-190
Profit before extraordinary items and income tax	**3,212**	**3,185**	**2,271**	**2,019**	**720**	**425**	**242**	**57**
Extraordinary income (charges) – net	231	100	585	323	105	159	73	25
Income tax for the year	-1,484	-1,435	-1,207	-1,065	-399	-308	-167	-48
Changes in balance sheet reserves	-5	8	-9	-28		-1	-2	-3
Net profit for the year (before extraordinary amortisation of goodwill)	1,954	1,858	1,640	1,249	426	275	146	31
Minority interest in net profit	-500	-463	-353	-307	-178	-129	-45	3
Group portion of net profit (before extraordinary amortisation)	1,454	1,395	1,287	942	248	146	101	34
Extraordinary amortisation of goodwill	-	-	-	-740	-	-	-	-
Group portion of net profit (loss)	**1,454**	**1,395**	**1,287**	**202**	**248**	**146**	**101**	**34**

1. Does not include the extraordinary portion which is shown in a specific item.

Consolidated Balance Sheet (Restated)

Assets

(amounts in millions of €)	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97	31.12.96	31.12.95	31.12.94
Cash and deposits with central banks and post offices	1,826	1,215	1,136	591	374	352	324	161
Loans:								
Loans to customers	117,622	115,157	101,577	84,481	47,595	42,372	38,655	23.236
Loans to banks	24,981	24,904	20,007	22,626	21,154	21,616	21,292	22.952
Trading securities	16,380	18,168	14,436	14,237	4,326	9,865	10,707	8,343
Fixed assets:								
- Investment securities	16,598	15,017	14,953	11,171	7,449	6,518	3,941	3.000
- Equity investments	2,292	1,565	1,089	1,435	1,059	708	813	668
- Tangible/intangible fixed assets	4,809	4,620	2,909	2,304	1,528	1,446	1,534	813
- Positive consolidation and net equity differences	792	895	513	-	795	845	893	19
Other asset items	23,088	21,115	12,307	9,770	7,115	6,693	5,989	3,672
Total assets	**208,388**	**202,656**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**

Liabilities

(amounts in millions of €)	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97	31.12.96	31.12.95	31.12.94
Deposits:								
Due to customers	91,452	83,103	72,958	54,522	35,902	33,585	33,139	17,923
Securities in issue	35,868	34,903	34,113	36,032	19,712	19,474	15,110	8,152
Due to banks	34,030	41,167	35,736	33,168	19,914	22,195	23,310	28,316
Specific reserves	4,579	4,043	3,371	2,867	1,560	1,546	1,362	544
Other liability items	22,779	23,435	11,654	10,507	7,508	7,910	5,801	3,791
Loan loss reserves	148	131	152	142	40	88	83	69
Subordinated debt	7,071	4,594	1,371	1,269	1,525	1,291	1,206	1,028
Negative consolidation differences and net equity differences	56	41	29	161	12	12	12	-
Minority portion of shareholders' equity	2,870	2,595	1,835	1,848	1,276	1,095	989	97
Shareholders' equity:								
Capital, reserves and retained earnings and fund for general banking risks	8,081	7,249	6,421	5,897	3,698	3,073	3,035	2,910
Net profit for the year	1,454	1,395	1,287	202	248	146	101	34
Total liabilities and shareholders' equity	**208.388**	**202,656**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**

Profitability Ratios

ROE

Before analysing ROE results, it is appropriate to indicate the most significant factors included in provisions, depreciation and amortisation, which affected the timing of net profit during the period under review.

The most significant of these factors, which was already reported in the table for the profit and loss account above, was accelerated amortisation in 1998 on the remaining positive consolidation difference for the Credito Romagnolo Group (€ 740 million). Given the size of the amount, it was deemed preferable to calculate historical ROE (and also EPS) by removing this amortisation from net profit.

A second factor that changed the income profile from 1998-2000 was the provision (the Group portion) of € 113 million made in 2000 for the potential cancellation of tax benefits provided under the Ciampi Law for 1998-1999 (€ 80 million for 1999 and € 33 million for 1998). The restated ROE in the table takes this factor into account.

Finally, a third factor, which had the greatest effect on the comparison of 2001 with prior periods, was the change in writedowns of goodwill, which rose sharply following the acquisitions finalised at the end of 2000.

Based on the above, ROE was 18% in 2001, at the average for the last three years, despite the higher writedowns of goodwill as compared to prior periods. Net of these writedowns, and taking into account the adjustment for the Ciampi Law, ROE was 21% compared to 22.2% in 2000.

ROE - RETURN ON EQUITY

(amounts in millions of €)	2001	2000	1999	1998[1]	1997	1996	1995	1994
Net profit for the period	**1,454**	**1,395**	**1,287**	**942**	**248**	**146**	**101**	**34**
Shareholders' equity at end of period	8,081	7,249	6,421	5,897	3,698	3,073	3,035	2,910
Effective shareholders' equity [2]	8,081	7,249	6,421	5,897	3,220	3,073	3,035	2,476
Historical ROE	**18.0%**	**19.2%**	**20.0%**	**16.0%**	**7.7%**	**4.8%**	**3.3%**	**1.4%**
Restated ROE [3]	**18.0%**	**20.8%**	**18.8%**	**15.4%**	**7.7%**	**4.8%**	**3.3%**	**1.4%**

1. Net profit adjusted for the accelerated amortisation of the remaining positive consolidation difference connected with the acquisition of the Credito Romagnolo Group and for the other remaining positive consolidation differences (€ 740 million overall).
2. Taking into account the effective date of any increases in dividend paying stock during the period
3. ROE was restated by redistributing the amount allocated in 2000, for the possible cancellation of tax benefits for 1998-2000 provided under Legislative Decree 153/99, over applicable years.

HISTORICAL ROE



30
25
20
15
10
5
0
1.4%
3.3%
4.8%
7.7%
16.0%
20.0%
19.2%
18.0%
1994
1995
1996
1997
1998
1999
2000
2001

Operating profit

A significant measure of the profitability of operations is provided by the ratio of operating profit to total assets. This indicator also posted uninterrupted growth over the period under review reaching a level of 2.27% in 2001.

OPERATING PROFIT TO TOTAL ASSETS
(amounts in millions of €)

	2001	2000	1999	1998	1997	1996	1995	1994
Operating profit	4,726	4,566	3,465	2,806	1,205	967	853	247
Total assets	208,388	202,656	168,927	146,615	91,395	90,415	84,148	62,864
Operating profit as a % of assets	2.27%	2.25%	2.05%	1.91%	1.32%	1.07%	1.01%	0.39%
ROA:								
Total revenues	9,989	9,318	7,611	6,299	3,586	3,298	3,189	1,704
as a % of total assets	4.79%	4.60%	4.51%	4.30%	3.92%	3.65%	3.79%	2.71%
Operating expenses	5,263	4,752	4,146	3,493	2,381	2,331	2,336	1,457
as a % of total assets	2.53%	2.34%	2.45%	2.38%	2.61%	2.58%	2.78%	2.32%
Cost/income ratio	52.7%	51.0%	54.5%	55.5%	66.4%	70.7%	73.3%	85.5%

From an analysis of the components of this ratio, it can be seen that the progression over the period is the result of an increase in total revenues as a percentage of total assets, with expenses remaining constant.

TOTAL REVENUES AND OPERATING EXPENSES (as a % of assets)


6
5
4
3
2
1
0
2.71%
2.32%
3.79%
2.78%
3.65%
2.58%
3.92%
2.61%
4.30%
2.38%
4.51%
2.45%
4.60%
2.34%
4.79%
2.53%
1994
1995
1996
1997
1998
1999
2000
2001
Total revenues
Operating expenses

Cost/income ratio

The changes in these components are reflected, from another angle, in a significant improvement in the cost/income ratio, which was about 55% in 1998 and 1999, compared with an average of about 70% over the prior three years, declining to 51% in 2000 and 52.7% in 2001.

COST/INCOME RATIO



100
80
60
40
20
0
85.5%
73.3%
70.7%
66.4%
55.5%
54.5%
51.0%
52.7%
1994
1995
1996
1997
1998
1999
2000
2001

The Share Price and Market Indices

Share Performance

During the first half of 2001, total trading volume of UniCredit shares on the stock exchange reached a level of 99.7% of common shares (in circulation as at 31 December 2001) and 55.3% of savings shares.

OFFICIAL PRICE OF COMMON SHARE

Year		Maximum	Minimum	Average	End of period
1994	€	1.436	0.799	1.129	0.865
1995	€	1.114	0.803	0.962	0.955
1996	€	1.045	0.798	0.918	0.867
1997	€	2.856	0.845	1.706	2.836
1998	€	5.395	2.899	4.360	5.065
1999	€	5.787	3.845	4.606	4.924
2000	€	6.115	3.586	4.976	5.572
2001	€	5.865	3.202	4.830	4.494

UniCredito Italiano - Share Price 2001


7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
j f m a m j j a s o n d
Ordinary share
Savings share
Mibtel 10.000
Quantity of ordinary shares traded

Price / Book value

Shareholders' equity per share in circulation was € 1.89 compared to € 1.72 at year-end 2000. On the basis of prices at the end of the period, the price/book value ratio was 2.38 compared to 3.44 on average for the prior three years.

PRICE/BOOK VALUE
(amounts in millions of €)

	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97	31.12.96	31.12.95	31.12.94
Share price	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Shareholders' equity per share	1.89	1.72	1.55	1.30	1.37	1.44	1.40	1.33
Price/Book value	**2.38**	**3.24**	**3.18**	**3.89**	**2.07**	**0.60**	**0.68**	**0.65**

No. of shares in circulation (thousands):	5,046,430	5,024,206	4,976,172	4,680,908	2,879,911	2,242,721	2,241,928	2,218,293

EPS (earnings per share) and P/E ratio

Earnings per share (with a par value of € 0.5) were € 0.28 in 2001 and 2000, compared with € 0.24 on average from 1998 to 2000. Net of writedowns for goodwill, earnings per share were up over the prior year from 0.32 (also taking into account the increase in net profit of € 113 million due to the Ciampi Law) to € 0.33.

EPS - earnings per share	**2001**	**2000**	**1999**	**1998** [1]	**1997**	**1996**	**1995**	**1994**
Net profit (millions of €)	1,454	1,395	1,287	942	248	146	101	34
Earnings per share	0.28	0.28	0.26	0.19	0.09	0.07	0.05	0.02

Number of shares with dividend entitlement, even if issued after the end of the period:

No. of shares (thousands)	*5,131,101*	*5,024,206*	*5,014,248*	*4,879,006*	*2,879,911*	*2,245,182*	*2,241,928*	*2,218,315*
of which: Savings shares	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*

1. Net profit adjusted for the accelerated amortisation of the remaining positive consolidation difference connected with the acquisition of the Credito Romagnolo Group and for the other remaining positive consolidation differences (€ 740 million overall).

EPS - EARNINGS PER SHARE


0.40
0.30
0.20
0.10
0
0.02
0.05
0.07
0.09
0.19
0.26
0.28
0.28
1994
1995
1996
1997
1998
1999
2000
2001

P/E - Price Earning Ratio	2001	2000	1999	1998	1997	1996	1995	1994
Share price	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Earnings per share	0.28	0.28	0.26	0.19	0.09	0.07	0.05	0.02
P/E	**16**	**20**	**19**	**26**	**33**	**13**	**21**	**56**

Payout ratio

Over the last six periods, with the exception of 1998 (due in part to the accelerated amortisation of the remaining positive consolidation difference for the Credito Romagnolo Group), the payout ratio has remained in a range between 45% and 50% of Group income.

P/E - price earnings ratio (amounts in millions of €)	2001	2000	1999	1998	1997	1996	1995	1994
Net profit for the period	1,454	1,395	1,287	202	248	146	101	34
Dividends	724	649	648	290	119	70	41	41
Payout ratio	**49.8%**	**46.5%**	**50.3%**	**n.s.**	**48.0%**	**47.8%**	**40.3%**	**n.s.**

Dividend yield

Dividends as a ratio of end of period share prices were 3.14% for common shares and 4.36% for savings shares. On average, from 1994 to 2001, dividends distributed have guaranteed a return of 2.28% per common share and 3.40% per savings share; over the same period, the value of the company's shares increased by nearly 5.2 times for common and 4.2 times for savings shares.

	2001	2000	1999	1998	1997	1996	1995	1994
Ordinary share								
Dividend per share	0.141	0.129	0.129	0.059	0.041	0.031	0.018	0.018
Share price	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Dividend/Price	3.14%	2.32%	2.62%	1.17%	1.46%	3.58%	1.89%	2.09%
Savings share								
Dividend per share	0.156	0.137	0.137	0.067	0.049	0.039	0.026	0.026
Share price	3.577	4.442	3.290	3.675	2.320	0.723	0.793	0.855
Dividend/Price	4.36%	3.08%	4.16%	1.83%	2.11%	5.36%	3.26%	3.02%

DIVIDEND YIELD


6
5
4
3
2
1
0
2.09%
3.02%
1.89%
3.26%
3.58%
5.36%
1.46%
2.11%
1.17%
1.83%
2.62%
4.16%
2.32%
3.08%
3.14%
4.36%
1994
1995
1996
1997
1998
1999
2000
2001
Ordinary share
Savings share

Other Information

Shares and Shareholders

After its re-denomination in € and following capital increases during the period, the bank's capital stock totalled € 2,523,215,059 made up of 5,046,430,118 shares of € 0.50 each, including 5,024,723,566 common shares and 21,706,552 savings shares.

As at 31 December 2001, the Shareholders' Register showed the following:

- There were approximately 144,000 shareholders;
- Resident shareholders held approximately 63% of capital and foreign shareholders the remaining 37%;
- Institutional investors on the whole held over 46% of ordinary capital stock.

As at the same date, the largest shareholders were as follows:

Shareholder	No. of ordinary shares	% owned [1]
1. Fondazione C.R. Verona, Vicenza, Belluno e Ancona	830,700,281	16.532%
2. Fondazione Cassa di Risparmio di Torino	704,943,077	14.029%
3. Allianz Group	247,700,000	4.930%
4. Fondazione Cassamarca C.R. della Marca Trevigiana	140,727,774	2.801%

1. As a percentage of common stock. The bylaws set a limitation on voting rights at 5% of capital.

Ratings

The assessments made by the main international rating agencies regarding UniCredito Italiano remained the same during the year. Ratings are summarised in the following table:

AGENCIES	Short-term debt	Medium to long-term debt	Outlook
FITCH IBCA Ltd.	F1+	AA-	STABLE
Moody's Investor Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A+.	POSITIVE

Subsequent Events and the Operating Outlook

Equity Investments

To update information already provided in the Report of the Parent Company, with regard to the New Europe, the tender offer and share exchange offer was finalised for the voting stock of Zagrebacka banka, with widespread adherence of 59.1% of capital. This percentage, in addition to the stake already held by UniCredito and Allianz, brings the overall equity investment to 79.1%, which will allow UniCredito to directly control the majority of voting shares of Zagrebacka banka. Under Croatian law, UniCredito is now preparing to launch a mandatory tender offer in cash for all remaining voting shares, which it does not currently hold.

Following the receipt of consent notices, the capital stock of UniCredito Italiano was increased by 84,670,661 common shares.

As is also known, the Croatian Authorities for the Protection of the Market and Competition required the divestiture of Splitska banka d.d. in exchange for the authorisation to acquire Zagrebacka banka. This condition was satisfied when UniCredito Italiano (UniCredit) and DAB (the Croatian state agency for the reform of the banking industry) initialled an agreement with Bank Austria AG (BA) aimed at the total sale of their respective stakes of 62.59% and 25% in the capital stock of Splitska banka d.d. This agreement stipulates that UniCredit and DAB sell 2,274,880 and 908,698 shares respectively to Bank Austria at a price of € 41.5 per share for an overall amount of € 94.4 million and € 37.7 million respectively based on an overall valuation of 100% of Splitska at € 150.8 million. The sale price agreed will allow UniCredit to generate a capital gain of approximately € 34.1 million (before the related tax impact) over the book value of Splitska at the end of 2000.

Foreseeable operating developments

The year 2002 will be affected by an economic environment, which still shows signs of weakness despite the recovery from the second half of 2001.

Economic growth in all major countries is projected to be less than 2%, but with a trend of gradual improvement during the year. Economic growth will have an effect on monetary policy, which, especially in the US, will continue to be moderately expansionary with low nominal and real rates, and on financial markets, which will continue to be volatile.

This environment will affect the performance of the banking industry with respect to the impact on income, which may exhibit at least three macro-phenomena:

- Growth in volume transacted, which may still be low from the standpoint of loan demand and financial wealth;
- Pressure on banking spreads resulting from low interest rates;
- Loan quality, which could deteriorate following the slowdown in the economy seen in 2001.

The current period is still difficult for banks in Italy and Europe. The leading investment houses project a stable or slightly downward trend in profitability.

The Group plans to counter this gloomy scenario with new significant growth projects, which, by leveraging the unique capabilities acquired, will make it possible to increase the effectiveness of market-related measures in the medium term, while at the same time improving efficiency.

Within this framework is the launch of a new phase of growth in the domestic market focused on the project to transform the federal Group organised on a geographic basis into a federal Group structured as segment banks (the S3 Project), which will require an extraordinary commitment of human and financial resources. The Group will also pursue other growth strategies. In the New Europe, Bank Pekao will complete the modification of its service model with the transition from customer segmentation to the adoption of channel-oriented distribution. The success of the tender offer of Zagrebacka Banka of Zagreb, Croatia will allow the Group to become the leading bank in Croatia, but also to significantly strengthen its position in the entire area by combining the supremacy already achieved in terms of net profit with that of total assets.

The other strategic priorities in 2002 are summarised below:

- Pursuing the joint development of the "production" and "distribution" of innovative products and processes.
- Focusing on high-value-added services through the development of "advanced" products targeting retail customers; the expansion of value added services for corporate customers; the promotion of assets under management in the New Europe to be achieved in part through new corporate initiatives starting in the Polish market.
- Improving efficiency and risk controls through structural projects aimed at the Parent Company and the portfolio of equity investments, and by continuing with projects to disseminate procedures for the early management of credit risk.

The success of the countless initiatives launched should allow the Group to reaffirm the high levels of profitability achieved, and to improve profit and loss account performance, presuming, of course, that the outside scenario turns out as planned.

In terms of balance sheet strength, the Group has set goals for further improvements with a target Tier 1 ratio of between 7% and 7.5%, and a Total Capital ratio (based on the Fed definition) in excess of 10%.

The proper return for risk of the individual divisions is also projected to be at significant levels in 2002.

Group Reorganisation Project

The evolutionary process over the last three years allowed the individual banks and the Group as a whole to significantly improve their performance, achieving levels of profitability, efficiency and return on capital that are among the best in Italy and Europe.

Based on the results achieved, the Group has exceeded the objectives set under the 1998 Industrial Plan, pursuant to which the Group integration project (information systems, back office and logistics), and the project to improve and develop individual federated banks were completed, and in some cases ahead of schedule.

Moreover, the environment in which UniCredit currently operates has undergone profound change over the last two years, due mainly to the evolution of customer requirements and their degree of sophistication, changes in the domestic and international competitive environment, and the altered macroeconomic scenario.

In this context, the Group is now faced with the issue of how to further improve its performance, and at the same time, achieve sustained growth in its market share and profitability over time, and then to launch a new growth phase after the one just ended.

Considering the Group's historical strengths in the form of its strong regional presence and its adoption of business models specialised by customer segment, the most effective and natural evolution for the federal model adopted by the Group is to transform the existing federal banks into new "segment" banks with nation-wide coverage dedicated to corporate customers (small and medium-sized companies and entities), private customers (affluent individuals) and retail customers (households and small businesses).

The "segment" bank structure will allow the Group to increase its focus and critical mass in each of the three segments and in all regions managed, making it possible to:

- more precisely identify mechanisms for generating value, which are specific to each business, and more properly allocate capital and resources to each segment.
- improve the range and quality of services offered with the goal of creating a virtuous circle of customer satisfaction, increased market share and profitability of relationships, and improved value of the Group over time.
- make more rational use of human resources, with the opportunity to further enhance the wealth of existing skills and eliminate remaining functional redundancy resulting in improved operating efficiency.

This will make it possible to bring strategic functions and product management (which are now centralised out of necessity at the Parent Company) closer to customers, assigning to each bank the responsibility of identifying and proposing its growth initiatives to UniCredit, and to guarantee the Group a leading position in the business managed by it.

From a strategic point of view, the reorganisation by segment will allow the Group to create an internal team of specialists, who will be able to benefit from their business focus and their size, which is substantially larger than that of competitors with similar characteristics. Although the latter are successful, they are constrained by their reduced size.

Content of reorganisation

The creation of segment banks

The goal of the project is to restructure the 7 commercial banks (Credito Italiano, CRT, Cariverona, Cassamarca, Caritro, CR Trieste and Rolo) from a corporate and organisational standpoint. Their management and commercial bank development activities will be the responsibility of the Parent Company's Italian Banking Division. In particular, this process is aimed at creating 3 new national banks specialised by market segment:

- A Corporate Bank, whose mission will be to become the "leading bank" for companies and Italian government entities by taking an active role in the support of ventures promoting economic growth and the development of innovation in each area as a function of the features of its economic make-up.
- A Private Bank, whose mission is to become the Italian market leader in services dedicated to high profile individual customers through highly qualified consulting services.
- A Retail Bank, whose mission will be to manage the market made up of households and small businesses, and to provide basic services (transactions and operating support) to the Corporate and Private Banks in those areas where they do not have their own direct operating areas. In particular, the Retail Bank aims to service the various sub-segments of customers that make up the retail market with an excellent range of products and superior quality at a fair price.

Under the new structure, the Group will continue to focus on understanding the specific needs of local markets and insure rapid decision-making in its structures, thereby providing continuity to customer relationships through the development of management and commercial staff, who are already responsible for these matters at the federated banks, while maintaining appropriate levels of authority and independent decision-making at the local level. To this end, the new segment banks will be provided with Regional Management structures located in the area with responsibilities for the management of commercial operations and providing service to customers in the applicable market. In addition, "regional co-ordination committees" will be created with duties to establish connections with local companies and institutions with a historical presence in the area, and to make proposals to the Group's operating structures.

Parent Company functions and structure

The Parent Company's role and structure will not be substantially altered by the reorganisation project. In particular, the Parent Company:

- will maintain its current role of strategic planning in the allocation and management of capital, the oversight of key resources and the management of credit and market risks; and
- will maintain the current divisional structure (Italian Banking, Wholesale Banking, Foreign Banks and New Growth) with responsibility for the strategic, commercial and operating co-ordination of the three markets, and the management of the those companies whose operations are consistent with, or primarily connected to, the respective businesses.

Changes in centralised functions will be limited to the ability to transfer certain operations, which are now centralised, to the segment banks: in particular, the Italian Banking Division will witness a transformation in its structure due to the reallocation to the specialised banks of the commercial and marketing functions dedicated to the respective segments, which will bring these functions closer to the market. However, the Division will continue to be responsible for:

- The planning and co-ordination functions of the Italian banks and other companies concerning the Division.
- The management of foreign branches and correspondent banking.
- The management of centralised logistical units and information technology and administrative service companies. With regard to the latter, the subsidiary UniCredit Servizi Informativi S.p.A. will maintain responsibility for the management and development of the information technology infrastructure of the companies of the Italian Banking Division and will co-ordinate information systems for the entire Group.

On the other hand, the structure of Wholesale Banking, Foreign Banks and New Growth will not be modified.

As regards the other functions of the Parent Company, it is anticipated that it will maintain the current functions of planning, management and control, with changes only in the Loans Area.

The Group's new corporate structure

Following the merger transaction and the simultaneous transfer to the Single Bank, the Group will transform its corporate structure based on the following strategies:

All currently owned strategic and core equity investments and those whose operations are consistent with the Group will continue to be owned directly by UniCredito Italiano (the merger company).

In addition, as a result of the merger, all equity investments already held by the absorbed banks will be added, including, in particular, the two specialist banks, Banca Mediocredito and Mediovenezie Banca, as well as minority interests in keeping with their operations in the area; the latter, moreover, will continue to be managed based on the same approach currently used, as tools for the development of individual local economies.

On the other hand, only those product and service companies (some of which are already held by UniCredito Italiano, and others, which are the result of the bank mergers), which carry out operations that are directly connected to the development of the business of each of these, will be temporarily transferred to the Single Bank, to be later transferred (upon the completion of the corporate process) to the segment banks, to which they will report from a corporate and functional standpoint. The purpose of this is to optimise the quality and extent of the product line as well as operating efficiency. In particular, this transfer will involve:

- Banca dell'Umbria, CR Carpi, UniCredit Fondi SGR, UniCreditAssicura, CreditRas Vita, CreditRas Assicurazioni, Commercial Union Vita, Duerre Vita, CreditRas Previdenza, Pioneer Investment Management Luxemburg, Rolo Pioneer Luxemburg, UniCredit Capital Italia and Rolo Pioneer SGR, which will be transferred to the Retail Bank;
- UniCreditFactoring, Broker Credit, I-Faber, Ventura Finance, S+R Investimenti, Quercia Funding and UniCredit International Services, which will be transferred to the Corporate Bank; Locat and Uniriscossioni (equity investments, which will continue to be directly held by UniCredit) will report to the Corporate Bank for functional purposes.
- Cordusio Fiduciaria, FRT Fiduciaria Sim, UniCredit Consulting, UniCreditSuisse, Banque Monegasque de Gestion and Banca Agricola Commerciale di San Marino, which will be transferred to the Private Bank.

For those companies operating in the same business sector, rationalisation in keeping with the new Group structure is also planned.

The restructuring of the current federated banks into three new segment banks will be the result of a complex process from both a corporate and organisational standpoint, and will be implemented using procedures that make it possible to:

- limit processing time, in order to derive economic benefits up front and minimise transaction costs;
- minimise the instability of structures during the transition period and avoid, as much as possible, any negative impact on Group employees and customers;
- minimise risks associated with the transformation from the standpoint of internal operations.

Corporate and organisational action plan

The restructuring of the current Group banks that make up UniCredit's Italian Banking Division into 3 new segment banks is a complex process from a corporate and organisational standpoint, which is to be broken down into three phases:

1. the absorption of Cassa di Risparmio di Torino, Cassa di Risparmio di Verona Vicenza Belluno e Ancona, Cassa di Risparmio della Marca Trevigiana, Cassa di Risparmio di Trento e Rovereto, Cassa di Risparmio di Trieste and Rolo Banca, and the finance company, Credit Carimonte, into the Parent Company, and the simultaneous transfer by the latter of its banking division to Credito Italiano,

which will have a new corporate name, and act as the Single Bank, serving as a vehicle for the reorganisation of the current banks and Parent Company units involved in the transformation process;

2. the internal reorganisation of the Single Bank with the meticulous identification of the structures, resources and contractual customer relationships, which will make up the future segment banks;
3. the creation of the segment banks through the spin-off of the operations of the Single Bank related to the private and corporate markets into two dedicated banks, leaving operations related to the retail market in the Single Bank.

Subject, of course, to the requirement to obtain the necessary authorisations for the transaction and its individual phases from the regulatory authorities, it is estimated that the merger and above transfer may take effect next July. Subsequently, based on the assumption that the spin-off of the Single Bank will take place next September, the finalisation of the spin-off could occur by the end of 2002, and become effective on 1 January 2003.

Milan, 11 March 2002

THE BOARD OF DIRECTORS

Chairman
CESARINI

Managing Director/CEO
PROFUMO


Annexes
Notes to the Consolidated Accounts
Consolidated Accounts
Introduction

Accounts and Annexes

Introduction

The consolidated accounts for 2001 were prepared on the basis of the provisions of Legislative Decree No. 87 of 27 January 1992, enacted to implement EEC Directive 86/635, and the instructions issued by the Bank of Italy under Order No. 100 of 15 July 1992, as amended.

Content

In addition to the report on operations provided earlier, the consolidated accounts are made up of consolidated accounts, notes to the consolidated accounts and annexes as detailed below:

Consolidated Accounts

- Balance Sheet
- Profit and loss account

Notes to the Consolidated Accounts

Scope of Consolidation

Scope of Consolidation

Consolidation Policies and Principles

Changes in the scope of consolidation

PART A - Accounting Policies

Description of accounting policies

Adjustments and tax provisions

PART B - Notes to the Balance Sheet

Loans

Securities

Equity Investments

Tangible and intangible fixed assets

Other asset items

Deposits

Reserves

Capital, reserves, fund for general banking risks and subordinated debt

Other liability items

Guarantees and commitments

Concentration and distribution of assets and liabilities

Asset management and trading on behalf of third parties

PART C - NOTES TO THE PROFIT AND LOSS ACCOUNT

Interest
Commissions
Trading profits
Administrative costs
Writedowns, write-backs and provisions
Other profit and loss account items
Other information on the profit and loss account

PART D - OTHER INFORMATION

Directors and statutory auditors
Consolidated cash flow statement

Annexes

Reconciliation between net profit and shareholders' equity of the Parent Company and net profit and shareholders' equity of the Group
Tables containing quantitative information regarding forward trading (securities and foreign exchange) and other derivative instruments (the so-called IOSCO tables)
Composition of Item 70 "Equity investments" as at 31 December 2001
Composition of Item 80 "Equity Investments in Group Companies" as at 31 December 2001
Table of assets and liabilities related to Group companies as at 31 December 2001
Table of assets and liabilities related to subsidiaries (major non-Group companies) as at 31 December 2001
Table of Significant Equity Investments (pursuant to Art. 126 of CONSOB Regulation No. 11.971 of 14 May 1999).

The accounts were audited by Pricewaterhouse Coopers in accordance with the shareholder resolution of 27 April 1998.

Form

Starting in June 2001, following the conversion of the Parent Company's capital stock into €, and pursuant to paragraph 3 of Art. 16 of Legislative Decree 213/98, it was decided to use the euro as the unit of account for preparing the mandatory accounting documents for external reporting.

Thus, unless otherwise indicated, the amounts in the balance sheet and profit and loss account, as well as all tables providing details, are in thousands of €.

To insure the comparability of figures as at 31 December 2001 with prior period results, previous amounts, which had been reported in millions of lire, were converted to thousands of € using the official lira/euro conversion rate (Lit. 1,936.27 per euro).

Comparison with corresponding previous period following changed scope of consolidation

Given the modest changes occurring in the scope of consolidation since 31 December 2000, which are detailed below, it was not deemed appropriate to provide a restatement of figures for prior periods for the purposes of comparability.

Legislative Decree No. 153 of 17 May 1999

Following the conclusion of the investigation regarding the status of the benefits stipulated in the decree in question as "state subsidies," the European Commission notified the Italian government of its decision to consider them incompatible with applicable EU regulations.

Based on the existence of significant specific supporting information, the Italian Banking Association contested this decision in the name of, and on behalf of, the banks concerned.

In light of these circumstances, the companies of the UniCredito Italiano Group continued to calculate the amount of the provision to the tax reserve for the period, taking into account the benefits in question, while at the same time allocating an amount equal to the resulting tax benefit to the reserve for risks and charges.

At the Group level, in 2001 this provision totalled € 96.5 million, which, in addition to the amounts previously allocated, brings the total to € 320.7 million.

Thus, even if there is a negative outcome to the controversy, the UniCredito Italiano Group will not suffer from a negative impact on the profit and loss account.

Additional details are provided in the Notes to Accounts, Part B) Information on the Balance Sheet, Section 7, Reserves.

120

Consolidated accounts

Consolidated Balance Sheet

Assets

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
10. Cash and deposits with central banks and post offices	**1,825,629**	**1,215,342**
20. Treasury notes and similar securities eligible for refinancing at central banks	**3,610,150**	**4,340,674**
30. Loans to banks	**24,980,924**	**24,903,721**
a) on demand	3,502,504	3,087,304
b) other loans	21,478,420	21,816,417
40. Loans to customers	**117,622,315**	**115,156,769**
of which:		
- loans with deposits received in administration	*152,077*	*159,504*
50. Bonds and other debt securities:	**28,111,966**	**27,344,843**
a) of government issuers	16,925,698	17,814,696
b) of banks	6,552,188	6,694,907
of which:		
- own securities	*99,927*	*240,354*
c) of financial institutions	2,819,813	1,288,727
of which:		
- own securities	-	-
d) of other issuers	1,814,267	1,546,513
60. Shares, interests and other variable yield securities	**1,255,213**	**1,499,932**
70. Equity investments	**2,228,673**	**1,386,072**
a) valued at net equity	435,529	307,529
b) other	1,793,144	1,078,543
80. Equity investments in Group companies	**62,879**	**179,249**
a) valued at net equity	44,557	122,332
b) other	18,322	56,917
90. Positive consolidation differences	**791,479**	**894,440**
100. Positive net equity differences	**893**	**-**
110. Intangible fixed assets	**1,636,788**	**1,667,819**
of which:		
- start-up costs	*4,782*	*11,669*
- goodwill	*1,337,240*	*1,421,296*
120. Tangible fixed assets	**3,172,352**	**2,952,245**
140. Own shares or interests	**-**	**-**
150. Other assets	**20,138,329**	**18,447,109**
160. Accrued income and prepaid expenses	**2,950,514**	**2,667,637**
a) accrued income	2,064,687	1,756,102
b) prepaid expenses	885,827	911,535
of which:		
- issue discount on securities	*13,199*	*6,189*
Total assets	**208,388,104**	**202,655,852**

Liabilities and Shareholders' equity

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
10. Due to banks:	**34,030,396**	**41,167,113**
a) on demand	3,976,601	8,490,917
b) on term or with notice	30,053,795	32,676,196
20. Due to customers:	**91,166,419**	**82,888,957**
a) on demand	59,091,345	54,732,148
b) on term or with notice	32,075,074	28,156,809
30. Securities in issue:	**35,868,149**	**34,902,828**
a) bonds	18,750,370	21,672,183
b) certificates of deposit	15,934,109	11,953,109
c) other securities	1,183,670	1,277,536
40. Deposits received in administration	**285,873**	**214,119**
50. Other liabilities	**19,695,754**	**20,417,056**
60. Accrued liabilities and deferred income	**3,083,050**	**3,016,942**
a) accrued liabilities	2,033,963	1,889,142
b) deferred income	1,049,087	1,127,800
70. Reserve for employee severance pay	**925,519**	**905,492**
80. Reserves for risks and charges:	**3,653,015**	**3,137,620**
a) Reserve for pensions and similar obligations	546,895	570,301
b) Taxation reserve	2,050,403	1,601,889
c) Consolidation reserve for future risks and charges	53,447	-
d) Other reserves	1,002,270	965,430
90. Loan loss reserves	**148,246**	**131,062**
100. Fund for general banking risks	**66,675**	**59,973**
110. Subordinated debt	**7,071,017**	**4,594,374**
120. Negative consolidation differences	**48,235**	**35,950**
130. Negative net equity differences	**8,230**	**5,255**
140. Minority portion of shareholders' equity (+/-)	**+2,869,583**	**+2,595,281**
150. Capital	**2,523,215**	**1,297,393**
160. Share premium reserve	**3,117,283**	**3,117,283**
170. Reserves	**2,160,108**	**2,294,597**
a) legal reserve	259,479	256,998
b) reserve for own shares or interests	-	-
c) statutory reserves	531,822	1,098,611
d) other reserves	1,368,807	938,988
180. Revaluation reserves	**213,390**	**479,637**
190. Retained earnings (losses)	**228**	**66**
200. Net profit (loss) for the period	**1,453,719**	**1,394,854**
Total liabilities and shareholders' equity	**208,388,104**	**202,655,852**

Guarantees and Commitments

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
10. Guarantees given	**12,918,692**	**13,606,002**
of which:		
- acceptances	*27,719*	*148,519*
- other guarantees	*12,890,973*	*13,457,483*
20. Commitments	**28,510,622**	**21,180,727**
of which:		
- for sales with repurchase obligation	-	*1,066*

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI



Consolidated Profit and Loss Account

(Consolidated amounts in thousands of €)		2001	2000
10.	Interest income and similar revenues	11,717,282	10,652,779
	of which:		
	- on loans to customers	*8,488,002*	*7,470,081*
	- on debt securities	*1,955,207*	*2,064,845*
20.	Interest expense and similar charges	6,746,779	5,983,310
	of which:		
	- on amounts due to customers	*2,744,450*	*2,480,866*
	- on securities in issue	*1,444,008*	*1,588,425*
30.	Dividends and other revenues	78,058	62,956
	a) on shares, interests and other variable yield securities	26,230	28,547
	b) on equity investments	51,828	34,409
	c) on equity investments in Group companies	-	-
40.	Commission income	3,837,430	3,732,699
50.	Commission expense	546,519	393,590
60.	Trading profits	933,114	637,965
70.	Other operating income	1,067,483	930,656
80.	Administrative costs:	4,857,977	4,400,874
	a) Payroll costs	3,044,556	2,773,020
	of which:		
	- Wages and salaries	*2,151,868*	*1,946,795*
	- Social security contributions	*583,135*	*565,604*
	- Severance pay	*130,391*	*118,330*
	- Pensions and similar benefits	*46,402*	*41,145*
	b) other administrative costs	1,813,421	1,627,854
90.	Writedowns of intangible and tangible fixed assets	681,900	465,792
100.	Provisions for risks and charges	256,545	329,871
110.	Other operating expenses	351,772	336,651
120.	Writedowns of loans and provisions for guarantees and commitments	1,285,084	1,441,630
130.	Write-backs of loans and provisions for guarantees and commitments	489,620	603,040
140.	Provisions to loan loss reserves	57,367	64,699
150.	Writedowns of financial investments	148,130	75,172
160.	Write-backs of financial investments	21,301	41,580
170.	Income (loss) from equity investments valued at net equity	422	14,718
180.	**Profit (loss) before extraordinary items and income tax**	**3,212,637**	**3,184,804**
190.	Extraordinary income	417,315	430,968
200.	Extraordinary charges	185,986	330,775
210.	**Extraordinary income (charges) – net**	**231,329**	**100,193**
230.	Change in fund for general banking risks	+4,810	-8,484
240.	Income tax for the year	1,484,562	1,435,049
250.	Minority portion of income (loss) for the year	500,875	463,578
260.	**Net profit (loss) for the year**	**1,453,719**	**1,394,854**

The provision of € 126,016,000 for the periods 1998 and 1999, which was reported at the end of 2000 for the potential cancellation of the tax benefits for the three-year period 1998-2000 stipulated by Legislative Decree 153/98, was transferred from provisions for risks and charges to extraordinary charges.

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

Notes to the Consolidated Accounts

Scope of Consolidation

SCOPE OF CONSOLIDATION

The consolidated report on operations provides combined coverage of the balance sheet, financial conditions and operating results as at 31 December 2001 of the UniCredito Italiano Banking Group (Register of Banking Groups, Code No. 3135.1), which includes the Parent Company, companies in which the Parent Company holds a majority of voting rights either directly or indirectly, and companies that are controlled pursuant to provisions of bylaws and agreements of shareholders (dominant influence), which operate in the banking and financial sectors, or which carry out, as their exclusive or main business, an operation, which is complementary to that of the Group companies.

Consolidation is on a line-by-line basis for the accounts of the Parent Company and those companies that belong to the Bank Group (the Pekao and Pioneer Groups, as specified below, are consolidated on the basis of their respective consolidated accounts) with the exception of:

- companies not operating as at 31 December 2001 (valued using the equity method): TradingLab Inc., Locat Leasing d.o.o.
- companies in liquidation
  - ***Companies carried at cost***
    Auges S.p.A. SIM, Agroinvest FPS a.s., Pekao/Alliance Capital Management S.A., Pioneer Funds Management Ltd.
  - ***Companies valued using the equity method***
    UniCredit Finance Corporation Ltd., Pioneer Financial Services Sp.Zo.O.
- those companies, which, due to their size, are not considered relevant for the purposes of the clarity of accounts pursuant to paragraph 1 of Art. 29 of Legislative Decree 87/92. These include:
  - ***Companies valued using the equity method***
    UniCredit International Services UNICIS S.r.l., UniCredit Consulting S.r.l., Pekao Financial Services Sp. Zo.O., Pekao Informatyka Sp.Zo.O, Pekao Trading Corporation, Trinity Management Sp. Zo.O,.S.B.Trade d.o.o., Access Sp.Zo.O., Pioneer Consulting Services S.A., Ventura Finance S.p.A. (newly established)
  - ***Companies carried at cost***
    Central Poland Fund Llc, Pracownicze Towarzystwo Emerytalne S.A.

The following equity investments are also included in the scope of consolidation:

- those companies under direct and/or indirect or joint control, which engage in businesses other than banking, financial or ancillary operations;
- those companies in which the direct and/or indirect stake held is between 20 and 50 percent.

These companies are valued using the equity method

Companies subject to significant influence but small in size, those to be sold or non-operating companies, which are valued at cost, are excluded from the scope of consolidation.
For the complete list of significant equity investments with the relevant method of consolidation, see

Section 3.1 "Significant Equity Investments" in the Notes to Accounts. The list below provides an overview of Group companies:

1. Investments consolidated using the line-by-line method

Domestic Credit Institutions

UniCredito Italiano S.p.A.
Banca dell'Umbria 1462 S.p.A.
Banca CRT S.p.A.
Cariverona Banca S.p.A.
Cassa di Risparmio di Trento e Rovereto S.p.A.
Cassa di Risparmio di Trieste Banca S.p.A.
Cassa di Risparmio di Carpi S.p.A.
Cassamarca S.p.A.
Credito Italiano S.p.A.
Rolo Banca 1473 S.p.A.
UniCredit Banca Mobiliare S.p.A.
TradingLab Banca S.p.A.
Banca Mediocredito S.p.A.
Mediovenezie Banca S.p.A.
Adalya Banca Immobiliare S.p.A.

Domestic Financial Companies

Cordusio Società Fiduciaria per Azioni
Credit Carimonte S.p.A.
CreditRas Previdenza S.p.A. I.M.
Gesticredit S.G.R.p.A.
Locat S.p.A.
UniCredit Factoring S.p.A.
Clarima S.p.A. (formerly UniCredit Imprese S.p.A.)
Uniriscossioni S.p.A.
Fida Sim S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
Fondinvest Risparmio S.G.R. S.p.A.
Rolo Pioneer S.G.R.p.A.
(formerly Rolofond S.G.R. S.p.A.)
Xelion Sim S.p.A.
Grifofactor S.p.A.
S+R Investimenti e Gestioni S.G.R.p.A.
Gestiveneto S.G.R.p.A.
Quercia Funding S.r.l.

Domestic Ancillary Companies

Quercia Software S.p.A.
Trivimm S.p.A.
UniCredit Produzioni Accentrate S.p.A.
UniCredit Servizi Informativi S.p.A.

Non-domestic Credit Institutions

Banque Monegasque de Gestion S.A.
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
Banca Agricola Commerciale della Repubblica di San Marino S.A.
Bulbank A.D.
Pol'nobanka a.s.
Splitska Banka d.d.
Cassa di Risparmio di Trieste Banca d.d.

Non-domestic Financial Companies

Tyrerescom Ltd
UniCredit Delaware Inc.
Cariverona Ireland Plc
CR Trieste Ireland Ltd
Pioneer Investment Management S.A.
Rolo Pioneer Luxembourg S.A. (formerly Rolo International Asset Management S.A. - Riam)
Euro Capital Structures Ltd.
UniCredit Capital Italia Advisory Company S.A.
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

Pekao Group

Bank Pekao S.A.
Bank Pekao (Ukraina) Ltd. (formerly Bank Depozytowo-Kredytowy (Ukraina) Ltd)
Bank Polska Kasa Opieki Tel-Aviv Ltd

Centralny Dom Maklerski Grupy Pekao S.A. Spolka Akcyjna
Drukbank Sp.ZO.O.
Pekao Faktoring Sp.ZO.O.
Pekao Fundusz Kapitalowy Sp. ZO.O.
Pekao Leasing Sp.ZO.O.
Pekao Pioneer PTE S.A.
(formerly Pekao/Alliance PTE S.A.)

Pioneer Group
Pioneer Global Asset Management S.p.A.
Pioneer Investment Management S.G.R.p.A.
Pioneer Alternative Investment Management S.G.R.p.A.
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh
Pioneer Global Funds Distributor Ltd
Pioneer Global Investments Ltd (formerly Pioneer Management (Ireland) Ltd)
Pioneer Institutional Investment Management S.A. (formerly Gestiveneto Luxembourg S.A.)
Pioneer Investment Management Ltd
Pioneer Pekao Investment Management S.A.
Pioneer Pekao TFI S.A.
Pioneer Investment Management USA Inc.
Pioneer International Corp.
Pioneer Czech Financial Company s.r.o.
Pioneer Czech Investment Company a.s.
Pioneer Investment Management Inc.
Pioneer Funds Distributor Inc.
Pioneer Investment Management Shareholder Services Inc. (formerly Pioneering Services Corp.)

2. Investments consolidated using the equity method

Broker Credit S.p.A.
Commercial Union Vita S.p.A.
UniCredit International Services UNICIIS S.r.l.
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Fidia Fondo Interbancario d'Investimento Azionario SGR S.p.A.
Prominvestment S.p.A.
Selezione Terza S.r.l.
S.T.T. S.p.A.
UniCredit Assicura S.r.l.
UniCredit Consulting S.r.l.
Banca Cassa di Risparmio di Savigliano S.p.A.
BDK Consulting Ltd
BHI S.A. (formerly Bank Handlowy International S.A.)
Leasing Fabryczny Sp.Zo.O.
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.
Duerrevita S.p.A.
Liseuro S.p.A.
Pekao Development Sp.ZO.O.
Pekao Financial Services Sp.ZO.O.
Pekao Informatyka Sp.ZO.O.
Pekao Trading Corporation S.A.
Società Friulana Esazione Tributi – S.F.E.T. S.p.A.
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.
Trinity Management Sp.ZO.O.
Jupiter NFI S.A.
SB Trade d.o.o.
Agrocons Centrum A.S.
Grifo Insurance Brokers S.r.l.
Pioneer ITI Amc Ltd
Immobiliare Lombarda S.p.A.
Immocri S.p.A.
Locat Rent S.p.A.
Access Sp. Zo.O.
Ventura Finance S.p.A.
Locat Leasing d.o.o.
Adriatic Invest d.o.o.
Vivacity S.p.A.
Milano Innovazione S.G.R. S.p.A.
TradingLab Inc.
I-Faber S.p.A.
UniCredit Finance Corp. Ltd (in liquidation)
Pioneer Financial Services Sp.zo.o. (in liquidation)
Pioneer Consulting Services S.A. (formerly Pioneer Universal Pension Fund Co. in liquidation)

CONSOLIDATION POLICIES AND PRINCIPLES

The accounting policies and principles of consolidation followed are reported below:

Accounts included in consolidation

The draft accounts as at 31 December 2001 of both the Parent Company and the companies consolidated using the line-by-line method were used for consolidation, as prepared and approved by the appropriate company bodies prior to the approval of the Group's consolidated accounts by the Board of Directors of UniCredito Italiano S.p.A. Similarly, these accounts will be submitted for the approval of the respective shareholders' meetings, which will meet on a date prior to that of the Parent Company.

As specified earlier in the section on "Scope of Consolidation," for the consolidation of the Pekao and Pioneer Groups, the respective consolidated accounts of these groups were used, as restated using the format required by Italian regulations.

The accounts used for the line-by-line consolidation were appropriately restated and adjusted to take into account consolidation requirements, and as necessary, revised to standardise them to the Group's accounting principles.

Leading auditing firms certified the accounts of the main companies consolidated on a line-by-line basis.

For the purposes of consolidation, accounts prepared using the "financial method" were used for the Group's leasing operations.

Equity investments were valued using the equity method on the basis of the latest available accounts or draft accounts.

Accounts expressed in foreign currencies were converted on the basis of official exchange rates at the end of the year for consolidation on a line-by-line basis and valuation using the equity method.

Consolidation of equity investments

The book value of *equity investments in subsidiaries* included for the first time in consolidation is offset by the corresponding fraction of the shareholders' equity of those companies, and their assets and liabilities are included using the line-by-line or proportional method. The difference resulting from this offset is allocated in consolidated accounts, where possible, to the asset and liability items of the subsidiary company.

Any remaining **negative** difference is posted to the consolidated balance sheet in the item "negative consolidation differences," and any **positive** difference is posted to the consolidated balance sheet in the item "positive consolidation differences", to be amortised over a period of 10 years. For those equity investments made and consolidated during the second half of the year, amortisation is calculated as a fraction of the months of the ownership period to the total months of the year.

If the negative difference is due to a projection of poor future operating performance of the subsidiary company, it is posted to the "consolidation reserve for future risks and charges" which is transferred to the consolidated profit and loss account when, and to the extent, this projection materialises.

The operating results of companies being included in, or removed from, the scope of consolidation on a line-by-line basis in 2001 were included in the Group's consolidated net profit in proportion to the percentage and period held; the difference was allocated to minority interests.

Consolidated reserves also include the differences resulting from the conversion of shareholders' equity (at the official year-end exchange rate) expressed in the foreign currencies of the subsidiaries included in consolidation.

For those companies consolidated using the line-by-line or proportional method, the consolidation procedures were applied as set forth in Circular No. 166 of the Supervisory Authority, for the implementation of Legislative Decree 87/92:

- sum of the items of the individual accounts in accordance with the mandatory formats;
- elimination of balance sheet and profit and loss items arising from intra-group transactions , with the exception of trading profits and income and charges comparable to interest for "off balance sheet" items and forward currency and securities transactions; these were not eliminated to provide a more precise and accurate representation of the group's various operating and financial units and the related sources of expenses and revenues. However, these transactions were carried out at arm's length ;
- elimination of dividends collected within the Group and writedowns and write-backs on consolidated equity investments;
- *elimination of the book value of the subsidiaries in the accounts of the parent company against the* equity of the subsidiary companies, taking into account what was noted above with regard to consolidation differences and changes;
- posting of minority interests, including negative and positive consolidation and net equity differences resulting from the consolidation of indirect equity investments, in the appropriate liability account, with a separate indication in the profit and loss account of the minority portion of net profit (or loss) for the period. The minority interest in revaluation reserves and the fund for general banking risks are exempt from this procedure. They are maintained as a separate item with a notation of the relevant minority interest.

Changes in the value of the shareholders' equity of subsidiaries (which corresponds to the stake held) that occur in the years following the first application of the consolidation policies, are posted in balance sheet item 170 d) ("other reserves").

Those **equity investments** over which the parent company exercises significant influence, i.e., those in which the equity investment percentage is greater than 20%, and those subsidiaries not consolidated on a line-by-line basis, are consolidated using the equity method.

If book value exceeds the corresponding fraction of shareholders' equity during the application of this valuation, due to goodwill, the resulting difference is posted in the balance sheet asset item called "positive net equity differences" or is deducted from "negative differences" up to the amount of this item.

If the book value is lower than the corresponding fraction of shareholders' equity, the resulting difference is posted to the item "negative net equity differences," or when such difference is the result of the projection of changes in the future operating results of the subsidiary, it is posted to sub-item c) "consolidation reserve for future risks and charges" under "reserves for risks and charges."

Changes in the net equity of the subsidiary corresponding to the interest held, which occur in the years following the year the valuation policy is first applied, are posted as follows:

- to the extent of the net profit (loss) for the period, in item 170 of the profit and loss account ("Income (loss) from equity investments valued at net equity")
- to the extent of the increase (decrease) in shareholders' equity, in balance sheet item 170 d) ("other reserves").

CHANGES IN SCOPE OF CONSOLIDATION

Below are changes in the scope of consolidation as at 31 December 2001 compared to 31 December 2000:

A. COMPANIES INCLUDED IN CONSOLIDATION

A.1 Line-by-line method

Additions

Transfer from equity investments valued at net equity

- Euro Capital Structures Ltd.
- Pioneer Alternative Investment Management Ltd.
- UniCredit Capital Italia Advisory Company S.A.

Transfer from equity investments reported at cost:

- TradingLab Banca S.p.A.
- Pioneer Global Asset Management S.p.A.
- Pioneer Alternative Investment Management S.G.R.p.A.
- Drukbank Sp.Zo.O.

New Companies created by Credito Italiano S.p.A.:

- Adalya Banca Immobiliare S.p.A.

Acquisition through Cariverona:

- Quercia Funding S.r.l.

Exclusions

Absorbed by Uniriscossioni S.p.A.:

- Esamarca S.p.A.
- Gespro S.p.A.

Absorbed by Xelion Sim S.p.A.

- UniCredit Sim S.p.A.

Absorbed by Pioneer Funds Distributor Inc.:

- Pioneer Plans Corp.

Absorbed by Banca dell'Umbria S.p.A.

- Mediocredito dell'Umbria S.p.A.

Sales:

- Fiditalia S.p.A.
- Sogefactor S.r.l.

Transfer to equity investments valued at net equity:

- Pioneer Financial Services Sp.Zo.o. (in liquidation)
- UniCredit Finance Corporation Ltd. (in liquidation)

In addition, the merger of Pioneer First Polish Investment Fund SA and Pekao/Alliance TFI led to the creation of a new company called Pioneer Pekao TFI.

B. EQUITY INVESTMENTS VALUED AT EQUITY

Additions

Transfer from equity investments consolidated on a line-by-line basis:

- Pioneer Financial Services Sp.Zo.o. (in liquidation)
- UniCredit Finance Corporation Ltd. (in liquidation)

Transfer from other significant equity investments reported at cost

- Immobiliare Lombarda S.p.A.
- Locat Rent S.p.A.

Newly established companies:

- I-Faber S.p.A.
- Milano Innovazione S.G.R. S.p.A.
- Vivacity S.p.A.
- Ventura Finance S.p.A.
- Adriatic Invest d.o.o.
- Locat Leasing d.o.o.

Acquisition resulting from the partial proportional spin-off of Credito Fondiario e Industriale – FONSPA

- Selezione Terza S.r.l.

Purchases

- Access Sp. Zo. O.
- TradingLab Inc.

Other

- BDK Consulting Ltd

Exclusions

Transfer to equity investments consolidated on a line-by-line basis:

- Euro Capital Structures Ltd.
- Pioneer Alternative Investment Management Ltd.
- UniCredit Capital Italia Advisory Company S.A.

Transfer to other significant equity investments valued at cost:

- Pioneer Funds Management Ltd (in liquidation)

Transfer to other equity investments valued at cost:

- Sebi S.p.A.

Sales:

- Banca di Bergamo S.p.A.
- Casse e Assicurazioni Vita S.p.A.
- Risparmio Vita Assicurazioni S.p.A.
- Pioneer Nationwide Sp.Zo.O.
- Mitteleuropaische Handelsbank AG
- Pekao Trading Company Ltd.

Liquidated companies:

- Société Anonyme de Gestion Financière - SAGEFI
- Société Civile Immobilière Cordusio
- Verisparmio Ges.Tri. S.p.A.

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

Additions

Transfer from equity investments valued at net equity:

- Pioneer Funds Management Ltd (in liquidation)

Purchases

- Medioinvest S.r.l.

Other

- Anica System S.A.
- Masters S.A.

Exclusions

Transfer to equity investments consolidated on a line-by-line basis:

- Pioneer Global Asset Management S.p.A.
- Pioneer Alternative Investment Management S.G.R.p.A.
- TradingLab Banca S.p.A.
- Drukbank Sp.Zo.o.

Transfer to equity investments valued at net equity:

- Immobiliare Lombarda S.p.A.
- Locat Rent S.p.A.

Companies liquidated or sold:

- Litcorp Ltd (in liquidation)
- Progetto City card S.p.A. (in liquidation)
- Pekao Ochrona Sp.Zo.O.
- Polski Leasing Przemyslowy S.A.
- SRPBG Sp.Zo.O. (in liquidation)
- SRP Investment Sp.Zo.O. (in liquidation)
- Wloknina Sp.Zo.O.
- Zwoltex S.A.

Others

- Zaslaw ZPIN Sp.Zo.O.

Part A - Accounting Principles

Section 1 DESCRIPTION OF ACCOUNTING PRINCIPLES

The Parent Company has provided appropriate guidelines for obtaining a high degree of standardisation in accounting policies and principles used and the reporting of certain operating events.

The accounting policies are in line with those used for the preparation of consolidated accounts as at 31 December 2000.

Furthermore, in accordance with legislative provisions, assets and liabilities reported in accounts and as "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent method.

However, there is a connection for hedging transactions.

1. Loans - Guarantees and commitments

Loans

Loans are valued at their estimated realisable value, which is determined by also taking into account market prices, when available, on the basis of:

a) the debtors' solvency;

b) the difficulty of servicing debt in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising the relationships, and also taking into account information available on the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of business performed, the degree of risk of the particular type of credit facility and any guarantees issued.

The following should be noted regarding the various categories of "bad and doubtful debts":

- **Non-performing loans** are those loans that have formally deteriorated, and consist of exposure to customers that find themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;

- **Watchlist items** are defined as the loan area that covers those relationships with entities that find themselves in temporary difficulties that are projected to be cleared up in a reasonable period of time: they are primarily valued on a general basis using historical and statistical data, and on a specific basis when particular elements recommend it;

- **Loans to countries at risk**, i.e., to central government, banks or customers residing in countries having difficulties servicing debt: they are valued on a general basis using the same percentages as those calculated by the industry, and such loans are subject to periodic revision with regard to the countries to include in this area and the degree of the writedown to be applied; when particular elements recommend it, general writedowns are supplemented by specific writedowns;

- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been, or are being concluded that call for the granting of a moratorium of debt payment and the simultaneous renegotiation of below-market terms and rates, the conversion of a portion of the loans into shares and/or potential principal write-offs: they are valued on a specific basis with the inclusion in writedowns of the discounted charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

Bad and doubtful debts are identified by individual portfolio managers responsible for the relationships. They operate using powers delegated to them using, as necessary, specialised scoring systems, which analyse the performance of the relationships.

Individual banks have centralised teams with the responsibility of monitoring and overseeing the entire customer portfolio.

With regard to "**performing loans**" to customers, a general writedown is performed (for so-called inherent risk) of exposure related to the entire loan portfolio or those business sectors which have a higher risk profile at that time.

Guarantees and commitments

Guarantees issued and commitments assumed that incorporate credit risk are reported at the overall amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate reserves.

If the reasons giving rise to the writedowns related to loans, guarantees and commitments are no longer applicable, in whole or in part, the necessary write-backs are carried out.

2. "Off balance sheet" securities and transactions (other than those involving foreign currencies)

2.1. Investment securities

Securities that are classified as financial fixed assets are valued at acquisition cost adjusted as necessary for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and the ability to repay the debt by the country of residence of such issuer, unless there are appropriate guarantees.

The writedowns carried out are cancelled in full or in part when the reasons giving rise to them no longer apply.

Cost is determined using the principle of " weighted-average rolling cost" on a daily basis.

Acquisition cost is adjusted for the applicable portion of the bond issue premium or discount (net of the withholding at the source accrued until the application of Legislative Decree 239/96), and the analogous portion of the (positive/negative) difference between the cost and issuance amount of the securities.

2.2. Trading securities

Securities not classified as financial fixed assets are valued:

a) at market value, if listed on regulated markets;

b) at the lower of cost or market, if not listed on regulated markets.

Cost is determined using the principle of " weighted-average rolling cost " on a daily basis adjusted for the applicable portion, during the period, of the premium or discount on the securities (net of the withholding at the source accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:

a) for securities listed on regulated Italian and foreign markets, using the price reported on the last day of the period, when a substantial portion of the securities are hedged by derivative contracts; for all other cases, the average price for December is used;

b) for securities not listed in regulated Italian and foreign markets, using the estimated sales value.

Reference is made to the following to determine the latter value:

- market performance for similar securities listed in regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of issuers;
- any difficulty servicing debt in countries where issuers reside.
- other information that can be determined objectively.

2.3. "Off balance sheet" transactions

"Off balance sheet" transactions, other than those for foreign currencies, which are classified as financial fixed assets, are valued at contract value for securities trading contracts that have not been settled in cash or on term, or for derivative contracts with an underlying security.

"Off balance sheet" transactions, other than those for foreign currencies, which are not classified as financial fixed assets, are primarily valued using the following criteria:

a) spot or forward contracts that have not been settled:

- if the underlying assets are securities listed in organised markets, they are valued at market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if the underlying assets are securities that are not listed in organised markets, at the lower of contract value and market value for purchases, and at the higher of the above values for sales. To determine market value, reference is made to the criteria reported as a part of the valuation of unlisted "trading" securities, and to the paragraph above;

b) derivative contracts with underlying securities, or linked to interest rates, indexes or other assets:

- if held as a part of trading portfolios, they are valued on the basis of market values defined as follows:
  - for contracts listed in organised markets, at the related prices;
  - for other contracts, the values obtained making reference to parameters that are listed or available on normally utilised information channels at the international level, and in any event, determined objectively;

- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to assets or liabilities that are interest bearing and valued at cost/face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost, and the differentials/margins that are settled/accrued during the period flow to interest-related income (expense), based on a time distribution in keeping with that for the recording of interest generated by the assets or liabilities hedged, for specific hedging instruments, or based on the contract term, if hedging is general (in the latter case, for futures or options on securities or interest rates, reference is made to the term of the underlying security, even if notional, and for forward rate agreements to the period of time in relation to which the interest differential is calculated);
  - if the assets or liabilities are interest bearing but are reported at market value (e.g. portfolios of trading securities):
- the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g., futures and options), which are instead allocated to trading profits;
  - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials that is accruing, and the results flow to trading profits;
- finally, if the assets or liabilities hedged are not interest bearing and are reported at market value (e.g. stocks), the derivative contracts used for hedging (options, futures) are also valued at market, and the results of the valuation flow to trading profits.

3. Equity investments

Equity investments in companies subject to significant influence are reported in consolidated accounts at a value determined using the equity method as indicated in "**Consolidation policies and principles**".

Equity investments in companies, the stake in which is less than 20% are valued at purchase cost adjusted, as applicable, for any necessary writedowns to take into account any permanent loss in value.

The writedowns carried out are cancelled in full or in part when the reasons giving rise to them no longer apply.

Equity investments in subsidiary companies whose overall operations are not material, or that do not operate in a similar sector, are valued at equity, while those subject to significant influence that are not material or are to be sold, are valued at cost.

4. Assets and liabilities in foreign currencies (including off-balance-sheet transactions)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate on the date the period ends.

Financial fixed assets, which are not hedged overall or individually in the spot or forward market, are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments, which are partially hedged on the spot or forward markets, which are valued entirely at the spot exchange rate at the end of the period.

Funding in foreign currency used to fund loans in lire covered by government guarantees of exchange risk, are maintained at exchange rates prevailing at the time the loans were made.

Off balance sheet foreign currency transactions are valued as follows:

- spot transactions to be settled, at the spot exchange rate in effect on the ending date of the period;

- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect at the ending date of the period.

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to hedging transactions: deposits in the respective currencies and spot exchange transactions. Thus, the operating structure governed by this approach, manages the two components of risk separately:

- that related to the "base", by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins, in the same way as interest on deposits, in terms of "applicability."

Other off balance sheet transactions in the form of derivative contracts are reported at market value, if held as a part of portfolios made up of trading securities, or in line with the assets or liabilities hedged, if held for hedging purposes, on the basis of the approach noted above in clause 2.3 b.

5. Tangible fixed assets

Tangible fixed assets are reported at purchase cost including ancillary costs, in addition to any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets whose use is limited over time are depreciated in equal instalments over their remaining useful life.

Any tangible fixed assets, which, at the ending date of the period, have experienced a permanent decline in value, lower than the cost or value described above, are reported at such lower value.

6. Intangible fixed assets

Goodwill and positive consolidation differences are generally amortised over a ten-year period.

The cost of patents, rights to use intellectual property and licenses, trademarks and similar rights and assets, are regularly amortised each period based on their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

7. Other aspects

Amounts due to banks and customers and deposits received in administration are reported in accounts at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon bonds are posted at issuance value increased by the annual capitalisation.

Other assets include advances made as a part of tax collection operations for uncollected taxes, while other liabilities include the amounts of taxes collected but not yet paid to tax authorities, including any advance tax payments received from taxpayers.

For the accounts in 2000, consideration was made for the tax benefits provided under Legislative Decree No. 153 of 17 May 1999 by applying a rate of 12.5% to taxable income corresponding to the reserves that are allocated annually pursuant to the referenced decree.

Deferred taxation

This item includes deferred tax assets and liabilities, which are based on criteria governing the determination of net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, to the extent of any temporary differences.

Deferred tax assets are reported if there is a reasonable certainty of their recovery, to be verified in relation to the capacity to generate projected taxable income.

Deferred tax liabilities are reported unless it is not likely that they will be incurred.

The application methods are reported in detail in Part B) Information on the Balance Sheet – Section 7 – Reserves.

Section 2 ADJUSTMENTS AND TAX PROVISIONS

Certain Group companies made provisions to cover overdue interest, which accrued during the period, to the extent it was deemed to be collectible following assessments made on the collectible amount of the related loans, and thus, it was not posted as an adjustment to corresponding asset values.

These provisions were made in order to obtain the tax benefits provided under Article 71 of Presidential Decree 917/86.

At the time of consolidation, the provisions in question were reversed.

However, provisions made for the same purpose, but in relation to principal, were not reversed.

Thus, net profit for the period is € 19.1 million less (of which, the minority interest was € 5.5 million), while the amount remaining in the Reserve in question for prior periods had a € 78.0 million effect on shareholders' equity (of which, the minority interest was € 11.1 million).

Section 1 LOANS

The loan portfolio totalled € **144,428,868** net of writedowns of € 4,006,202, and could be broken down as follows by counterparty:

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
10. Cash and deposits with central banks and post offices	**1,825,629**	**1,215,342**
30. Loans to banks	**24,980,924**	**24,903,721**
40. Loans to customers	**117,622,315**	**115,156,769**
Total	**144,428,868**	**141,275,832**

1.1 Detail of Item 30 "Loans to banks"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Loans to central banks	4,264,520	1,306,820
b) Securities eligible for refinancing at central banks	40	-
c) Loans under financial leases	578	225
d) REPO transactions	10,000,365	11,527,926
e) Securities lending	72,880	6,380

1.2 Detail of Item 40 "Loans to customers"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Securities eligible for refinancing at central banks	162,761	157,138
b) Loans under financial leases	4,920,207	6,225,645
c) REPO transactions	4,851,547	5,754,184
d) Securities lending	-	100,527

1.3 Secured loans to customers

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
a) by mortgages	**29,145,210**	**26,822,837**
b) by liens on:		
1. cash deposits	501,414	374,546
2. securities	5,306,106	2,067,508
3. other items of value	2,959,246	2,496,461
	8,766,766	**4,938,515**
c) by guarantees provided by:		
1. Governments	737,101	656,493
2. Other government entities	177,704	203,283
3. Banks	1,194,924	408,138
4. Other entities	19,549,444	19,781,317
	21,659,173	**21,049,231**
Total	**59,571,149**	**52,810,583**

1.4 Non-performing loans (including overdue interest)

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
- to customers	1,822,130	2,004,676
- to banks	14,492	13,571
Total	**1,836,622**	**2,018,247**

1.5 Overdue interest receivable

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
a) non-performing loans	67,921	91,837
b) other loans	10,272	45,166

Composition of item 10 "Cash and deposits with central banks and post offices"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Bills and coins	1,792,459	1,161,224
Asset balances with the Treasury, Bank for Deposits and Loans postal savings banks and the Italian Exchange Office	7,320	17,893
Deposits at the Bank of Italy and central banks	25,107	7,779
Other items of value	743	28,446
Total	**1,825,629**	**1,215,342**

Composition of Item 30 "Loans to banks"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) on demand		
Deposits	1,077,444	603,273
Loans	159,838	931,489
Current accounts for services rendered	1,255,262	700,364
Bills and notes discounted	822	14,879
Loans to central banks	809,567	662,638
Other transactions	199,571	174,661
	3,502,504	**3,087,304**
b) other loans		
Loans to central banks	3,454,953	644,182
Loans under financial leases	578	225
Deposits	6,983,287	8,345,582
Loans	629,519	1,107,808
Non-performing loans	14,492	13,571
REPO transactions	10,000,365	11,527,926
Securities lending	72,880	6,380
Bills and notes discounted	13,427	24,825
of which: securities eligible for refinancing at central banks	*40*	-
Other forms of loans	308,919	145,918
	21,478,420	**21,816,417**
Total	**24,980,924**	**24,903,721**

Composition of Item 40 "Loans to customers"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Bills and notes discounted	1,977,892	1,927,769
of which: securities eligible for refinancing at central banks	*162,761*	*157,138*
Loans under financial leases	4,920,207	6,225,645
Current accounts	24,696,734	22,744,169
Medium-term loans and mortgages	35,819,560	31,723,148
Loans	15,435,676	17,883,050
Other non-overdraft lending	25,138,899	24,686,982
Non-performing loans	1,822,130	2,004,676
REPO transactions	4,851,547	5,754,184
Securities lending	-	100,527
Factoring transactions	1,474,215	1,007,785
Other forms of debt	1,485,455	1,098,834
Total	**117,622,315**	**115,156,769**

Loans to banks

Loans and advances to banks

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001			AMOUNTS AS AT 31.12.2000		
REASONS/CATEGORIES	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**94,366**	**42,745**	**51,621**	**105,922**	**42,299**	**63,623**
A.1. Non-performing loans	32,579	18,087	14,492	30,768	17,197	13,571
A.2. Doubtful debts	-	-	-	6,177	5,560	617
A.3. Loans being restructured	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	-	-	-
A.5. Unsecured loans to countries at risk	61,787	24,658	37,129	68,977	19,542	49,435
B. Performing loans	**24,929,435**	**132**	**24,929,303**	**24,843,040**	**2,942**	**24,840,098**
Total (A+B)	**25,023,801**	**42,877**	**24,980,924**	**24,948,962**	**45,241**	**24,903,721**

Changes in bad and doubtful debts to banks

(Consolidated amounts in thousands of €) REASONS/CATEGORIES	NON PERFORMING LOANS	WATCHLIST ITEMS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
Initial gross exposure	**30,768**	**6,177**	**-**	**-**	**68,977**
A.1 of which: For overdue interest	*2,821*	-	-	-	*14*
Increases	**5,882**	**-**	**-**	**-**	**15,565**
B.1 Transfers from performing loans	15	-	-	-	1,156
B.2 Overdue interest	282	-	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	-	-	-	-	6,177
B.4 Other increases	5,585	-	-	-	8,232
Decreases	**4,071**	**6,177**	**-**	**-**	**22,755**
C.1 Transfers to performing loans	101	-	-	-	4,267
C.2 Write-offs	650	-	-	-	-
C.3 Collections	80	-	-	-	13,315
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	-	6,177	-	-	-
C.6 Other decreases	3,240	-	-		5,173
Ending gross exposure	**32,579**	**-**	**-**	**-**	**61,787**
D.1 of which: overdue interest	*457*	-	-	-	*14*

Changes in total writedowns on loans to banks

(Consolidated amounts in thousands of €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST ITEMS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**17,197**	**5,560**	**-**	**-**	**19,542**	**2,942**
A.1 of which: For overdue interest	*169*	-	-	-	*14*	*49*
B. Increases	**2,586**	**-**	**-**	**-**	**7,716**	**126**
B.1 writedowns	896	-	-	-	3,369	61
B.1.1 of which: For overdue interest	*282*	-	-	-	-	-
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other categories of loans	-	-	-	-	3,936	-
B.4 Other increases	1,690	-	-	-	411	65
C. Decreases	**1,696**	**5,560**	**-**	**-**	**2,600**	**2,936**
C.1 Write-backs from assessments	907	1,624	-	-	2,504	2,931
C.1.1 of which: For overdue interest	-	-	-	-	-	-
C.2 Write-backs from collections	80	-	-	-	96	-
C.2.1 of which: For overdue interest	-	-	-	-	-	-
C.3 Write-offs	650	-	-	-	-	-
C.4 Transfers to other categories of loans	-	3,936	-	-	-	-
C.5 Other decreases	59	-	-	-	-	5
D. Ending total writedowns	**18,087**	**-**	**-**	**-**	**24,658**	**132**
D.1 of which: overdue interest	*457*	-	-	-	*14*	*106*

Net loans and advances to banks

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
A. Bad and doubtful debts	**51,621**	**63,623**
A.1. Non-performing loans	14,492	13,571
A.2. Watchlist items	-	617
A.3. Loans subject to restructuring	-	-
A.4. Restructured loans	-	-
A.5. Unsecured loans to countries at risk	37,129	49,435
B. Performing loans	**24.929.303**	**24,840,098**
Total (A+B)	**24.980.924**	**24,903,721**

Loans to customers

Loans and advances to customers

(Consolidated amounts in thousands of €) CATEGORIES/AMOUNTS	AMOUNTS AS AT 31.12.2001 GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	AMOUNTS AS AT 31.12.2000 GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**6,842,860**	**3,036,422**	**3,806,438**	**7,028,025**	**3,177,822**	**3,850,203**
A.1. Non-performing loans	4,246,682	2,424,552	1,822,130	4,635,968	2,631,292	2,004,676
A.2. Watchlist items	2,185,564	476,261	1,709,303	1,940,846	411,832	1,529,014
A.3. Loans being restructured	1,770	863	907	5,318	2,543	2,775
A.4. Restructured loans	330,077	109,596	220,481	350,208	98,182	252,026
A.5. Unsecured loans to countries at risk	78,767	25,150	53,617	95,685	33,973	61,712
B. Performing loans	**114,742,780**	**926,903**	**113,815,877**	**112,260,824**	**954,258**	**111,306,566**
Total (A+B)	**121,585,640**	**3,963,325**	**117,622,315**	**119,288,849**	**4,132,080**	**115,156,769**

Changes in bad and doubtful debts and advances to customers

(Consolidated amounts in thousands of €) REASONS/CATEGORIES	NON PERFORMING LOANS	WATCHLIST ITEMS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**4,635,968**	**1,940,846**	**5,318**	**350,208**	**95,685**
A.1 of which: For overdue interest	*1,161,094*	*38,513*	*2*	*37*	-
B. Increases	**1,775,126**	**1,911,231**	**4,798**	**128,116**	**18,094**
B.1 Transfers from performing loans	588,545	1,380,184	4,199	111,215	12,263
B.2 Overdue interest	239,860	60,809	35	46	-
B.3 Transfers from other categories of bad and doubtful debts	611,108	55,379	-	12,385	-
B.4 Other increases	335,613	414,859	564	4,470	5,831
C. Decreases	**2,164,412**	**1,666,513**	**8,346**	**148,247**	**35,012**
C.1 Transfers to performing loans	16,427	256,254	1,454	15,284	767
C.2 Write-offs	1,068,861	21,272	435	18,093	176
C.3 Collections	618,128	653,105	1,229	87,594	29,605
C.4 Sales proceeds	235,928	3,254	-	3,459	-
C.5 Transfers to other categories of bad and doubtful debts	45,713	606,998	5,202	20,951	8
C.6 Other decreases	179,355	125,630	26	2,866	4,456
D. Ending gross exposure	**4,246,682**	**2,185,564**	**1,770**	**330,077**	**78,767**
D.1 of which: For overdue interest	*983,028*	*54,503*	*1*	*23*	-

Changes in total writedowns on loans to customers

(Consolidated amounts in thousands of €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST ITEMS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**2,631,292**	**411,832**	**2,543**	**98,182**	**33,973**	**954,258**
A.1 of which: For overdue interest	*1,071,908*	*33,017*	-	*29*	-	*208,167*
B. Increases	**1,163,905**	**400,028**	**949**	**44,388**	**6,231**	**387,186**
B.1 writedowns	807,145	353,948	949	31,070	4,388	354,295
B.1.1 of which:						
For overdue interest	*198,729*	*24,808*	-	*4*	-	*96,894*
B.2 Use of loan loss reserves	38,817	-	-	-	-	-
B.3 Transfers from other categories of loans	197,334	30,406	-	13,315	-	11,990
B.4 Other increases	120,609	15,674	-	3	1,843	20,901
C. Decreases	**1,370,645**	**335,599**	**2,629**	**32,974**	**15,054**	**414,541**
C.1 Write-backs from assessments	42,690	84,193	28	998	14,487	33,036
C.1.1 of which:						
For overdue interest	*658*	*320*	-	*1*	-	*2,226*
C.2. Write-backs from collections	102,488	47,519	43	7,064	296	44,783
C.2.1 of which:						
For overdue interest	*17,681*	*4,012*	-	-	-	*1,581*
C.3 Write-offs	1,068,861	21,272	435	18,093	176	142,250
C.4 Transfers to other categories of loans	7,363	141,718	2,123	6,222	5	95,614
C.5 Other decreases	149,243	40,897	-	597	90	98,858
D. Ending total writedowns	**2,424,552**	**476,261**	**863**	**109,596**	**25,150**	**926,903**
D.1 of which:						
overdue interest	*915,107*	*49,151*	-	*23*	-	*183,669*

Net loans and advances to customers

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
A. Bad and doubtful debts	**3,806,438**	**3,850,203**
A.1. Non-performing loans	1,822,130	2,004,676
A.2. Watchlist items	1,709,303	1,529,014
A.3. Loans subject to restructuring	907	2,775
A.4. Restructured loans	220,481	252,026
A.5. Unsecured loans to countries at risk	53,617	61,712
B. Performing loans	**113,815,877**	**111,306,566**
Total (A+B)	**117,622,315**	**115,156,769**

Section 2 SECURITIES

Investment and trading securities totalled € **32,977,329**, and are broken down as follows:

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
20. Treasury notes and similar securities eligible for refinancing at central banks	**3,610,150**	**4,340,674**
50. Bonds and other debt securities	**28,111,966**	**27,344,843**
60. Shares, quotas and other variable yield securities	**1,255,213**	**1,499,932**
Total	**32,977,329**	**33,185,449**
of which: investment securities	*16,597,632*	*15,017,458*

For the policies used for the valuation of securities, see the information provided in the special paragraph under Accounting Principles.

2.1 Investment securities

(Consolidated amounts in thousands of €)

ITEMS/VALUE	AMOUNTS AS AT 31.12.2001 BOOK VALUE	AMOUNTS AS AT 31.12.2001 MARKET VALUE	AMOUNTS AS AT 31.12.2000 BOOK VALUE	AMOUNTS AS AT 31.12.2000 MARKET VALUE
1. Debt securities	**16,521,882**	**16,902,385**	**14,985,363**	**15,522,804**
1.1 Government securities	6,428,540	6,728,416	6,585,000	7,180,354
- Listed	6,300,268	6,599,710	6,472,378	7,040,505
- Unlisted	128,272	128,706	112,622	139,849
1.2 Other securities	10,093,342	10,173,969	8,400,363	8,342,450
- Listed	4,802,640	4,857,279	3,712,171	3,647,326
- Unlisted	5,290,702	5,316,690	4,688,192	4,695,124
2. Variable-yield securities	**75,750**	**74,836**	**32,095**	**30,143**
- Listed	3,786	3,670	1,808	1,816
- Unlisted	71,964	71,166	30,287	28,327
Total	**16,597,632**	**16,977,221**	**15,017,458**	**15,552,947**

2.2 Annual changes in investment securities

(Consolidated amounts in thousands of €)

Beginning balance	**15,017,458**
Increases	**10,325,811**
B.1 Purchases	9,256,501
B.2 Write-backs	19,167
B.3 Transfers from trading securities	57,540
B.4 Other changes	992,603
Reductions	**8,745,637**
C.1 Sales	1,235,290
C.2 Redemptions	6,144,628
C.3 Writedowns	110,331
of which: permanent writedowns	*878*
C.4 Transfers to trading securities	575.650
C.5 Other changes	679,738
Ending balance	**16,597,632**

The characteristics, volumes and methods for the determination and changes in investment securities are approved by the management of Group companies, bearing in mind the current regulations of CONSOB and the Bank of Italy and those of supervision authorities in countries where Group companies are located. This item also includes securities resulting from the restructuring of loans.

2.3 Trading securities

(Consolidated amounts in thousands of €)

ITEMS/VALUE	AMOUNTS AS AT 31.12.2001 BOOK VALUE	AMOUNTS AS AT 31.12.2001 MARKET VALUE	AMOUNTS AS AT 31.12.2000 BOOK VALUE	AMOUNTS AS AT 31.12.2000 MARKET VALUE
1. Debt securities	**15,200,234**	**15,207,574**	**16,700,152**	**16,705,798**
1.1 Government securities	7,695,568	7,694,437	11,652,097	11,653,091
- Listed	7,669,788	7,668,758	11,650,131	11,651,073
- Unlisted	25,780	25,679	1,966	2,018
1.2 Other securities	7,504,666	7,513,137	5,048,055	5,052,707
- Listed	4,814,375	4,814,320	3,271,403	3,273,367
- Unlisted	2,690,291	2,698,817	1,776,652	1,779,340
2. Variable-yield securities	**1,179,463**	**1,183,003**	**1,467,467**	**1,468,017**
- Listed	633,548	633,304	1,443,503	1,443,733
- Unlisted	545,915	549,699	23,964	24,284
Total	**16,379,697**	**16,390,577**	**18,167,619**	**18,173,815**

2.4 Annual changes in trading securities

(Consolidated amounts in thousands of €)

Beginning balance	**18,167,619**
Increases	**403,644,421**
B.1 Purchases	399,841,766
- Debt securities	384,534,416
Government securities	274,472,389
Other securities	110,062,027
- Variable-yield securities	15,307,350
B.2 Write-backs and revaluations	174,448
B.3 Transfers from investment securities	575,650
B.4 Other changes	3,052,557
Reductions	**405,432,343**
C.1 Sales and redemptions	401,472,986
- Debt securities	386,012,466
Government securities	276,487,256
Other securities	109,525,210
- Variable-yield securities	15,460,520
C.2 Writedowns	225,774
C.3 Transfers to investment securities	57,540
C.4 Other changes	3,676,043
Ending balance	**16,379,697**

Section 3 EQUITY INVESTMENTS

Equity investments in companies that are not consolidated on a line-by-line basis totalled € **2,291,552** net of writedowns of € 190,973, and could be broken down as follows:

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
70. Equity investments	**2,228,673**	**1,386,072**
80. Equity investments in Group companies	**62,879**	**179,249**
Total	**2,291,552**	**1,565,321**

3.1 Major equity investments

(Consolidated amounts in thousands of €) NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	STAKE %	NUMBER OF VOTES (%) AT ORDINARY SHAREHOLDERS' MEETING	BOOK VALUE
A. Companies included in consolidation								
A.1 Line-by-line method								
1) UNICREDITO ITALIANO S.p.A.	Genoa				Parent Company			
2) BANCA CRT S.p.A.	Turin	1	1,591,793	343,092	A1.1	100.00	100.00	XXXX
3) CARIVERONA BANCA S.p.A.	Verona	1	2,022,028	391,722	A1.1	99.77	99.77	XXXX
4) CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	Trento	1	339,824	35,258	A1.1	99.96	99.96	XXXX
5) CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A.	Trieste	1	219,106	17,047	A1.1	79.67	79.67	XXXX
6) CASSAMARCA S.p.A.	Treviso	1	278,559	57,275	A1.1	100.00	100.00	XXXX
7) CREDITO ITALIANO S.p.A.	Genoa	1	2,449,610	600,013	A1.1	100.00	100.00	XXXX
8) ROLO BANCA 1473 S.p.A.	Bologna	1	3,186,342	616,432	A1.1	18.83	18.83	XXXX
					A1.28	42.34	42.34	
9) UNICREDIT BANCA MOBILIARE S.p.A	Milan	1	593,663	205,531	A1.1	100.00	100.00	XXXX
10) BANCA MEDIOCREDITO S.p.A.	Turin	1	340,058	14,247	A1.1	10.63	10.63	XXXX
					A1.2	63.26	63.26	
					A1.3	0.20	0.20	
11) MEDIOVENEZIE BANCA S.p.A	Verona	1	93,135	23,803	A1.3	97.60	99.78	XXXX
12) ADALYA BANCA IMMOBILIARE S.p.A.	Milan	1	30,017	-9,983	A1.7	100.00	100.00	XXXX
13) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	1	286,692	16,932	A1.8	74.75	74.75	XXXX
14) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	1	137,525	11,685	A1.8	73.81	73.81	XXXX
15) TRADINGLAB BANCA S.p.A.	Milan	1	221,496	71,114	A1.9	100.00	100.00	XXXX
16) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	1	13,073	987	A1.1	100.00	100.00	XXXX
17) BANK PEKAO S.A.	Warsaw	1	1,940,443	360,773	A1.1	53.17	53.17	XXXX
18) BULBANK A.D.	Sofia	1	252,057	36,291	A1.1	85.20	85.20	XXXX

3.1 Major equity investments (continued)

(Consolidated amounts in thousands of €) NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	STAKE %	NUMBER OF VOTES (%) AT ORDINARY SHAREHOLDERS' MEETING	BOOK VALUE
19) POL'NOBANKA A.S.	Bratislava	1	40,944	3,064	A1.1	72.39	73.82	XXXX
20) SPLITSKA BANKA D.D.	Split	1	90,607	17,490	A1.1	62.59	62.59	XXXX
21) UNICREDIT (SUISSE) BANK S.A.	Lugano	1	17,441	2,154	A1.1	100.00	100.00	XXXX
22) UNICREDITO ITALIANO BANK (IRELAND) PLC	Dublin	1	587,044	26,119	A1.1	100.00	100.00	XXXX
23) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)	1	103,481	19,847	A1.8	85.35	85.37	XXXX
24) CASSA DI RISPARMIO DI TRIESTE BANCA D.D.	Zagreb	1	19,702	2,109	A1.5	83.95	83.95	XXXX
25) BANK PEKAO (UKRAINA) LTD (FORMERLY BANK DEPOZYTOWO-KREDYTOWY (UKRAINA) LTD)	Luck	1	7,881	-53	A1.17	35.00	35.00	XXXX
					A1.66	35.00	35.00	
					A1.45	30.00	30.00	
26) BANK POLSKA KASA OPIEKI TEL-AVIV LTD	Tel Aviv	1	17,737	735	A1.17	99.99	99.99	XXXX
27) CORDUSIO Società Fiduciaria per Azioni	Milan	1	2,753	1,253	A1.1	100.00	100.00	XXXX
28) CREDIT CARIMONTE S.p.A.	Modena	1	1,360,149	171,820	A1.1	51.00	51.00	XXXX
29) CREDITRAS PREVIDENZA Società per Azioni di Intermediazione Mobiliare	Milan	4	2,941	-84	A1.1	50.00	50.00	XXXX
30) GESTICREDIT S.G.R.p.A.	Milan	1	39,020	9,897	A1.1	100.00	100.00	XXXX
31) LOCAT S.p.A	Bologna	1	283,946	37,423	A1.1	54.45	54.45	XXXX
					A1.2	8.80	8.80	
					A1.3	1.72	1.72	
					A1.8	23.27	23.27	
32) PIONEER INVESTMENT MANAGEMENT S.g.r.p.A.	Milan	1	21,305	436	A1.50	100.00	100.00	XXXX
33) UNICREDIT FACTORING S.p.A.	Milan	1	32,620	3,526	A1.1	66.67	66.67	XXXX
					A1.8	33.33	33.33	
34) CLARIMA S.p.A. (formerly UNICREDIT IMPRESE S.p.A.)	Milan	1	8,013	-18,651	A1.1	100.00	100.00	XXXX
35) UNIRISCOSSIONI S.p.A.	Turin	1	6,541	263	A1.1	100.00	100.00	XXXX
36) XELION SIM S.p.A.	Milan	1	92,098	-20,945	A1.1	85.67	85.67	XXXX
					A1.2	14.33	14.33	
37) FIDA SIM S.p.A.	Turin	1	6,628	5,380	A1.1	100.00	100.00	XXXX
38) FRT - FIDUCIARIA RISPARMIO TURIN SIM S.p.A.	Turin	1	5,454	3,160	A1.2	100.00	100.00	XXXX
39) FONDINVEST RISPARMIO S.G.R.p.A.	Turin	1	22,738	7,171	A1.2	100.00	100.00	XXXX
40) GESTIVENETO S.G.R.p.A.	Verona	1	24,022	11,294	A1.3	100.00	100.00	XXXX
41) GRIFOFACTOR S.p.A.	Perugia	1	8,104	175	A1.13	98.00	98.00	XXXX
42) QUERCIA FUNDING S.r.l.	Verona	1	10	-	A1.3	65.00	65.00	XXXX
43) ROLO PIONEER S.G.R.p.A. (formerly ROLOFOND S.G.R. S.p.A.)	Bologna	1	16,544	2,941	A1.8	100.00	100.00	XXXX
44) S+R INVESTIMENTI E GESTIONI S.g.r.p.A.	Milan	1	5,334	739	A1.8	100.00	100.00	XXXX
45) DRUKBANK SP.ZO.O	Zamosc	1	3,194	70	A1.17	100.00	100.00	XXXX
46) EURO CAPITAL STRUCTURES LTD	Dublin	1	7,185	4,770	A1.9	52.00	52.00	XXXX

3.1 Major equity investments (continued)

(Consolidated amounts in thousands of €) NAME	HEAD QUAR-TERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	STAKE %	NUMBER OF VOTES (%) AT ORDINARY SHAREHOLDERS' MEETING	BOOK VALUE
47) UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.	Luxembourg	1	2,486	2,379	A1.1	100.00	100.00	XXXX
48) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	Dublin	1	12,336	9,756	A1.50	100.00	100.00	XXXX
49) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A	Milan	1	1,634	-366	A1.50	100.00	100.00	XXXX
50) PIONEER GLOBAL ASSET MANAGEMENT S.p.A	Milan	1	898,179	14,055	A1.1	66.60	66.60	XXXX
					A1.8	33.40	33.40	
51) PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A. (formerly GESTIVENETO LUXEMBOURG S.A.)	Luxembourg	1	367	144	A1.50	100.00	100.00	XXXX
52) PIONEER INVESTMENT MANAGEMENT S.A.	Luxembourg	1	46,609	46,442	A1.1	100.00	100.00	XXXX
53) PIONEER INVESTMENT MANAGEMENT LTD	Dublin	1	137,680	122,186	A1.50	100.00	100.00	XXXX
54) PIONEER INVESTMENT MANAGEMENT USA Inc.	Boston	1	1,001,448	-154,618	A1.50	100.00	100.00	XXXX
55) TYRERESCOM LTD	Dublin	1	26,561	1,294	A1.1	100.00	100.00	XXXX
56) UNICREDITO ITALIANO FUNDING LLC I	Dover	1	2	..	A1.1	100.00	100.00	XXXX
57) UNICREDITO ITALIANO FUNDING LLC II	Dover	1	2	..	A1.1	100.00	100.00	XXXX
58) UNICREDITO ITALIANO CAPITAL TRUST I	Newark	1	1	..	A1.1	100.00	100.00	XXXX
59) UNICREDITO ITALIANO CAPITAL TRUST II	Newark	1	1	..	A1.1	100.00	100.00	XXXX
60) UNICREDIT DELAWARE Inc.	Dover	1	125	10	A1.1	100.00	100.00	XXXX
61) CARIVERONA IRELAND Plc.	Dublin	1	217,631	10,975	A1.3	75.00	75.00	XXXX
					A1.6	25.00	25.00	
62) CR TRIESTE IRELAND LTD	Dublin	1	39,515	1,304	A1.5	99.99	99.99	XXXX
					A1.24	0.01	0.01	
63) ROLO PIONEER LUXEMBOURG S.A. (formerly RIAM)	Luxembourg	1	53,096	48,038	A1.8	99.00	99.00	XXXX
64) CENTRALNY DOM MAKLERSKI GRUPY PEKAO S.A. SPOLKA AKCYJNA	Warsaw	1	64,813	7,355	A1.17	100.00	100.00	XXXX
65) PEKAO PIONEER PTE S.A.	Warsaw	1	4,549	-25,807	A1.17	65.00	65.00	XXXX
(formerly PEKAO/ALLIANCE PTE S.A.)					A1.50	35.00	35.00	
66) PEKAO FAKTORING SP.ZO.O	Lublin	1	10,606	600	A1.17	100.00	100.00	XXXX
67) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O	Lodz	1	21,382	2,203	A1.17	100.00	100.00	XXXX
68) PEKAO LEASING SP.ZO.O	Warsaw	1	37	-1,411	A1.17	100.00	100.00	XXXX
69) PIONEER PEKAO INVESTMENT	Warsaw	1	8,995	261	A1.17	49.00	49.00	XXXX
MANAGEMENT S.A.					A1.50	51.00	51.00	
70) PIONEER PEKAO TFI	Warsaw	1	3,999	142	A1.69	100.00	100.00	XXXX
71) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	1	289	306	A1.50	100.00	100.00	XXXX
72) PIONEER CZECH INVESTMENT COMPANY A.S.	Prague	1	1,886	-109	A1.50	100.00	100.00	XXXX
73) PIONEER FONDS MARKETING GMBH	Monaco	1	2,034	699	A1.50	100.00	100.00	XXXX
74) PIONEER FUNDS DISTRIBUTOR INC.	Boston	1	33,033	-6,117	A1.77	100.00	100.00	XXXX

3.1 Major equity investments (continued)

(Consolidated amounts in thousands of €) NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	STAKE %	NUMBER OF VOTES (%) AT ORDINARY SHAREHOLDERS' MEETING	BOOK VALUE
75) PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	Hamilton	1	13	76	A1.50	100.00	100.00	XXXX
76) PIONEER INTERNATIONAL Corp.	Wilmington	1	21,235	20,261	A1.54	100.00	100.00	XXXX
77) PIONEER INVESTMENT MANAGEMENT INC.	Wilmington	1	1,418,942	-146,587	A1.54	100.00	100.00	XXXX
78) PIONEER GLOBAL INVESTMENTS LTD (formerly PIONEER MANAGEMENT (IRELAND) LTD)	Dublin	1	5,086	-6,919	A1.50	100.00	100.00	XXXX
79) PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC. (formerly PIONEERING SERVICES CORP.)	Boston	1	50,672	14,432	A1.54	100.00	100.00	XXXX
80) QUERCIA SOFTWARE S.p.A.	Verona	1	3,718	2,894	A1.3	100.00	100.00	XXXX
81) TRIVIMM S.p.A.	Verona	1	1,713	17	A1.3	18.00	18.00	XXXX
					A1.5	4.00	4.00	
					A1.6	7.00	7.00	
					A1.11	48.00	48.00	
82) UNICREDIT SERVIZI INFORMATIVI- S.p.A.	Milan	1	21,350	1,041	A1.1	87.00	87.00	XXXX
					A1.2	3.00	3.00	
					A1.3	3.00	3.00	
					A1.5	1.00	1.00	
					A1.6	3.00	3.00	
					A1.8	3.00	3.00	
83) UNICREDIT PRODUZIONI ACCENTRATE - S.p.A.	Milan	1	3,611	758	A1.1	87.54	87.54	XXXX
					A1.2	2.97	2.97	
					A1.3	2.97	2.97	
					A1.6	2.56	2.56	
					A1.8	2.97	2.97	
					A1.13	0.99	0.99	
B. Equity investments valued with the equity method								
1) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano (CN)	8	55,524	3,047	A1.2	31.01	31.01	17,265
2) BROKER CREDIT S.p.A.	Milan	1	1,710	304	A1.1	100.00	100.00	1,710
3) CASSA DI RISPARMIO DI BRA S.p.A.	Bra (CN)	8	43,791	2,143	A1.2	31.02	31.02	13,585
4) CASSA DI RISPARMIO DI FOSSANO S.p.A.	Fossano (CN)	8	71,184	2,870	A1.2	23.08	23.08	16,277
5) CASSA DI RISPARMIO DI SALUZZO S.p.A.	Saluzzo (CN)	8	63,683	4,263	A1.2	31.02	31.02	19,311
6) COMMERCIAL UNION VITA S.p.A.	Milan	8	183,760	19,328	A1.1	45.00	45.00	84,042
7) Consorzio CA.RI.CE.SE	Bologna	8	1,624	..	A1.1	9.59	9.59	156
					A1.2	0.07	0.07	1
					A1.3	0.07	0.07	1
					A1.4	0.07	0.07	1
					A1.6	0.07	0.07	1
					A1.7	0.07	0.07	1
					A1.8	23.92	23.92	388
					A1.13	0.03	0.03	1
					A1.23	0.17	0.17	3
8) CREDITRAS ASSICURAZIONI S.p.A.	Milan	8	8,793	2,187	A1.1	50.00	50.00	4,397
9) CREDITRAS VITA S.p.A.	Milan	8	165,505	-5,296	A1.1	50.00	50.00	82,753

3.1 Major equity investments (continued)

(Consolidated amounts in thousands of €) NAME	HEAD QUAR-TERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	STAKE %	NUMBER OF VOTES (%) AT ORDINARY SHAREHOLDERS' MEETING	BOOK VALUE
10) DUERREVITA S.p.A.	Bologna	8	96,437	1,449	A1.8	50.00	50.00	48,218
11) FIDIA – Fondo Interbancario d'Investimento Azionario S.g.r. S.p.A.	Milan	8	16,114	2	A1.1	25.00	25.00	4,029
12) GRIFO INSURANCE BROKERS S.r.l.	Perugia	8	244	..	A1.13	38.41	38.41	94
13) I-FABER S.p.A.	Milan	1	10,063	-7,273	A1.1	71.00	71.00	7,144
14) IMMOBILIARE LOMBARDA S.p.A.	Milan	8	216,659	-6,976	A1.1	11.16	11.16	33,817
					A1.7	19.81	19.81	33,283
15) IMMOCRI S.p.A.	Rome	8	54,967	-1,015	A1.2	39.93	39.93	21,951
					A1.3	2.60	2.60	1.428
					A1.4	0.78	0.78	428
					A1.5	1.42	1.42	780
					A1.6	0.57	0.57	316
16) LISEURO S.p.A.	Udine	8	3,125	310	A1.5	35.11	35.11	1,206
17) LOCAT RENT S.P.A	Milan	1	5,964	964	A1.31	50.00	50.00	2,239
18) MILANO INNOVAZIONE S.g.r. S.p.A.	Milan	8	300	..	A1.1	33.33	33.33	100
19) PROMINVESTMENT S.p.A.	Rome	8	1,197	31	A1.1	25.00	25.00	219
20) SELEZIONE TERZA S.r.l.	Rome	1	-1,069	-1,356	A1.1	50.00	50.00	144
21) SOCIETA' FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	8	4,854	211	A1.8	33.33	33.33	1,360
22) S.T.T. S.p.A.	Verona	8	4,416	424	A1.1	5.00	5.00	242
					A1.2	23.33	23.33	1,115
					A1.3	20.00	20.00	968
					A1.5	3.33	3.33	161
					A1.6	5.00	5.00	235
23) UNICREDITASSICURA S.r.l.	Milan	1	811	430	A1.1	100.00	100.00	511
24) UNICREDIT CONSULTING S.r.l.	Milan	1	139	66	A1.1	100.00	100.00	139
25) UNICREDIT INTERNATIONAL SERVICES UNICIIS S.r.l. (formerly CREDITO ITALIANO INTERNATIONAL SERVICES -C.I.I.S- S.r.l.)	Rome	1	54	-37	A1.1	97.42	97.42	53
26) VENTURA FINANCE S.p.A.	Turin	1	243	-6	A1.2	99.39	99.39	241
27) VIVACITY S.p.A.	Rome	1	4,050	..	A1.1	100.00	100.00	4,050
28) ACCESS SP.ZO.O	Warsaw	1	469	239	A1.17	55.29	55.29	425
29) ADRIATIC INVEST d.o.o.	Zagreb	8	3,750	-1.708	A1.20	45.00	45.00	1,687
30) AGROCONS CENTRUM A.S.	Bratislava	1	1,064	410	A1.19	82.54	82.54	879
31) BDK CONSULTING	Luck	1	665	-20	A1.25	99.99	99.99	521
32) BHI S.A. (formerly BANK HANDLOWY INTERNATIONAL S.A.)	Luxembourg	1	234,821	-160.215	A1.17	21.63	21.63	1,670
33) JUPITER NFI S.A.	Warsaw	8	121,544	-4.069	A1.17	32.43	32.43	38,648
34) LEASING FABRYCZNY SP.ZO.O (formerly BDK Daewoo Leasing SP.ZO.O)	Lublin	1	5,477	398	A1.17	50.00	50.00	3,563
35) LOCAT LEASING d.o.o.	Zagreb	1	813	-1	A1.31	100.00	100.00	813
36) PEKAO DEVELOPMENT SP.ZO.O	Lodz	1	4,802	971	A1.17	100.00	100.00	4,952
37) PEKAO FINANCIAL SERVICES SP.ZO.O.	Warsaw	1	-386	-43	A1.17	100.00	100.00	..
38) PEKAO INFORMATYKA SP.ZO.O	Lodz	1	151	-99	A1.17	100.00	100.00	312
39) PEKAO TRADING CORPORATION S.A.	New York	1	853	72	A1.17	100.00	100.00	3,799

3.1 Major equity investments (continued)

(Consolidated amounts in thousands of €) NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	STAKE %	NUMBER OF VOTES (%) AT ORDINARY SHAREHOLDERS' MEETING	BOOK VALUE
40) PIONEER FINANCIAL SERVICES Sp.Zo.o (in liquidation)	Warsaw	1	709	432	A1.76	100.00	100.00	709
41) PIONEER ITI AMC Limited	Chennai	8	6,761	1,103	A1.77	47.67	47.67	1,903
42) PIONEER CONSULTING SERVICES S.A. (formerly PIONEER UNIVERSAL PENSION FUND CO. in liquidation)	Warsaw	1	21,575	7,585	A1.54	100.00	100.00	7,048
43) SB TRADE d.o.o.	Split	1	605	290	A1.20	100.00	100.00	1,138
44) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE S.p.A.	Borgo Maggiore (San Marino)	8	529	18	A1.23	50.00	50.00	263
45) TRADINGLAB INC.	New York	1	5,204	-469	A1.15	100.00	100.00	5,204
46) TRINITY MANAGEMENT SP.ZO.O	Warsaw	8	2,990	1,801	A1.17	50.00	50.00	1,888
47) UNICREDIT FINANCE CORPORATION LIMITED (in liquidation)	Nassau	1	313	-11.449	A1.1	100.00	100.00	..
C. Other major equity investments								
1) ARGENTEA S.p.A.	Trento	8	505	11	A1.4	26.00	26.00	72
2) AUGES S.p.A. SIM (in liquidation)	Verona	1	259	-7	A1.1	7.77	7.77	20
					A1.3	92.23	92.23	236
3) Autostrada BS-VR-VI-PD S.p.A.	Verona	8	291,587	26,984	A1.3	20.30	20.30	..
4) BALDINI E CASTOLDI S.p.A.	Milan	8	388	-63	A1.1	30.00	30.00	1,550
5) CASSA DI LIQUIDAZIONE E GARANZIA S.p.A.	Trieste	8	1,484	12	A1.5	24.61	24.61	199
6) CASSA E ASSICURAZIONI S.p.A. (in liquidation)	Verona	1	240	-33	A1.3	65.00	65.00	143
7) CONRIT SERVIZI S.r.l.	Turin	1	13,322	263	A1.35	100.00	100.00	21
8) ENTE AUTONOMO PER LE FIERE DI VERONA	Verona	8	27,175	1.588	A1.3	22.16	22.16	1,684
9) INIZIATIVE URBANE S.p.A.	Trento	8	8,962	-245	A1.4	27.78	27.78	2,489
10) LA COMPAGNIE FIDUCIAIRE S.p.A. (in liquidation)	Milan	8	..	..	A1.1	30.00	30.00	..
11) MEDIOINVEST S.r.l.	Perugia	1	9,300	2	A1.13	100.00	100.00	9,296
12) RI.PO. S.r.l.	Turin	1	649	..	A1.10	99.99	99.99	516
13) SERIN S.r.l.	Trento	8	88	..	A1.4	20.00	20.00	20
14) S.T.O.A. SOCIETA' TRIVENETA PER L'ORGANIZZAZIONE	Venice	8	167	-24	A1.3	11.11	11.11	..
E L'AUTOMAZIONE S.p.A..					A1.6	11.11	11.11	..
15) TCD – TriesteCittàDigitale S.p.A. (in liquidation)	Trieste	8	671	57	A1.5	31.34	31.34	..
16) AGROINVEST FPS (in liquidation)	Bratislava	1	96	..	A1.19	100.00	100.00	..
17) ANICA SYSTEM S.A.	Lublin	1	1,685	239	A1.67	35.20	35.20	1,252
18) CENTRAL POLAND FUND LLC	Wilmington	1	1,979	-74	A1.17	53.19	53.19	3,598
19) CPF MANAGEMENT	British Virgin Island	8	..	..	A1.17	40.00	40.00	..
20) FABRYKA MASZYN SP.ZO.O. (formerly HSW FABRYKA MASZYN SP.ZO.O)	Janov Lubelski	8	4,954	-114	A1.67	72.25	72.25	2,382
21) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	8	2,818	-67	A1.67	23.81	23.81	383

3.1 Major equity investments (continued)

(Consolidated amounts in thousands of €) NAME	HEAD QUAR-TERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	STAKE %	NUMBER OF VOTES (%) AT ORDINARY SHAREHOLDERS' MEETING	BOOK VALUE
22) GRUPA INWESTYCYJNA NYWING S.A.	Warsaw	8	1,979	115	A1.17	24.60	24.60	106
23) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	8	10,241	3.524	A1.17	22.96	22.96	358
24) LANNEN POLSKA SP.ZO.O.	Tolkmicko	8	992	-2.723	A1.67	50.00	50.00	600
25) LUBELSKA KORPORACJA KOMUNIKACIJNA SP.ZO.O.	Lublin	1	-278	-18	A1.68	58.50	58.50	..
26) MARIVATURIST d.d.	Makarska	1	578	-7	A1.20	81.75	81.75	472
27) MASTERS S.A.	Legnica	1	4,540	-514	A1.67	33.81	33.81	631
28) PEKAO/ALLIANCE CAPITAL MANAGEMENT S.A. (in liquidation)	Warsaw	1	67	-2	A1.17	100.00	100.00	..
29) PEKAO DELTA TRADING COMPANY PTY. LTD.	Sydney	1	-564	-43	A1.17	89.50	89.50	..
30) PEKAO IMMOBILIER SARL	Paris	1	13	-4	A1.17	100.00	100.00	8
31) PIONEER FUNDS MANAGEMENT LTD *(in liquidation)*	*Dublin*	1	1,637	35	A1.1	100.00	100.00	1,600
32) PKO TRADING CORPORATION	New York	1	..	..	A1.17	100.00	100.00	2
33) POLCARD S.A.	Warsaw	8	10,940	3.612	A1.17	29.70	29.70	584
34) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	Warsaw	1	29	..	A1.64	98.95	98.95	28
35) SYRENA INTERNATIONAL SP.ZO.O.	Warsaw	8	-35,508	7.165	A1.17	37.50	37.50	..
36) TOMTEX SP.ZO.O.	Tomaszòw Mazowiecki	8	4,697	-295	A1.67	21.55	21.55	96
37) WAW PZL SP.ZO.O.	Mielec	8	2,037	-1.953	A1.67	37.77	37.77	271
38) WYTWORNIA SILNIKOW PZL-MIELEC SP.ZO.O.	Mielec	8	3,856	-563	A1.67	39.45	39.45	544
39) ZPC SWIDNIK SP.ZO.O	Swidnik	8	827	-502	A1.67	23.22	28.30	117

1. Type of relationship
   1 = control pursuant to para. 1, clause 1 of Art. 2359 of the Civil Code (majority of voting rights at ordinary shareholders' meetings)
   2= control pursuant to para. 1, clause 2 of Art. 2359 of the Civil Code (dominant influence at ordinary shareholders' meetings)
   3= control pursuant to para. 2, clause 1 of Art. 23 of the Consolidated Act (agreements with other shareholders);
   4= other types of control;
   5= unified management pursuant to para. 1 of Art. 26 of the "decree";
   6= unified management pursuant to para. 2 of Art. 26 of the "decree";
   7= joint control
   8= affiliated company

3.2 Credit and debt positions with Group companies

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Assets		
1. Loans to banks	-	4,092
of which: subordinated loans	-	-
2. Loans to financial institutions	1,173	1,537
of which: subordinated loans	-	-
3. Loans to other customers	67,855	51,929
of which: subordinated loans	-	-
4. Bonds and other debt securities	5,730	-
of which: subordinated loans	-	-
Total assets	**74,758**	**57,558**
b) Liabilities		
1. Due to banks	-	58,546
2. Due to financial institutions	967	3,824
3. Due to other customers	99,759	28,449
4. Securities in issue	-	-
5. Subordinated debt	-	-
Total liabilities	**100,726**	**90,819**
c) Guarantees and commitments		
1. Guarantees given	24,276	42,895
2. Commitments	7,200	1,089
Total guarantees and commitments	**31,476**	**43,984**

Balances of the above dealings are for unconsolidated Group companies.

3.3 Credit and debt positions with associated companies (other than Group companies)

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Assets		
1. Loans to banks	3,496,384	1,182,518
of which: subordinated loans	*299*	-
2. Loans to financial institutions	1,159,323	1,179,003
of which: subordinated loans	*5,603*	-
3. Loans to other customers	602,080	627,571
of which: subordinated loans	-	-
4. Bonds and other debt securities	660,830	418,304
of which: subordinated loans	*73,125*	-
Total assets	**5,918,617**	**3,407,396**
b) Liabilities		
1. Due to banks	541,888	449,715
2. Due to financial institutions	132,495	131,319
3. Due to other customers	422,978	287,795
4. Securities in issue	792	13,000
5. Subordinated debt	-	-
Total liabilities	**1,098,153**	**881,829**
c) Guarantees and commitments		
1. Guarantees given	484,063	634,658
2. Commitments	171,032	291,054
Total guarantees and commitments	**655,095**	**925,712**

3.4 Composition of Item 70 "Equity Investments"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Equity investments in banks	**767,679**	**640,825**
1. Listed	626,292	475,121
2. Unlisted	141,387	165,704
b) Equity investments in financial institutions	**263,022**	**230,994**
1. Listed	-	7,907
2. Unlisted	263,022	223,087
c) Equity investments in other companies	**1,197,972**	**514,253**
1. Listed	88,327	73,734
2. Unlisted	1,109,645	440,519
Total for item 70	**2,228,673**	**1,386,072**

3.5 Composition of Item 80 "Equity Investments in Group Companies"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Equity investments in banks	**-**	**139,538**
1. Listed	-	-
2. Unlisted	-	139,538
b) Equity investments in financial institutions	**21,486**	**26,292**
1. Listed	879	527
2. Unlisted	20,607	25,765
c) Equity investments in other companies	**41,393**	**13,419**
1. Listed	-	-
2. Unlisted	41,393	13,419
Total for item 80	**62,879**	**179,249**

3.6 Annual changes in equity investments

3.6.1 Equity Investments in Group Companies

(Consolidated amounts in thousands of €)

A. Beginning balance	**179,249**
B. Increases	**105,636**
B.1 Purchases	38,352
B.2 Write-backs	729
B.3 Revaluations	-
B.4 Other changes	66,555
C. Reductions	**222,006**
C.1 Sales	76,932
C.2 writedowns	1,883
of which: permanent writedowns	-
C.3 Other changes	143,191
D. Ending balance	**62,879**
E. Total revaluations	**283**
F. Total adjustments	**22,303**

Below are the major changes in "Equity Investments in Group companies":

B.1 Purchases	
Pioneer Consulting Services SA (formerly Pioneer Universal Pension Fund CO. in liquidation)	10,723
MEDIOINVEST S.R.L.	9,296
TradingLab Inc	5,476
I-Faber S.p.A.	5,200
Vivacity S.p.A.	4,050
ACCESS Sp.Zo.o	1,334
Other	2,273
	38,352
B.2 Write-backs:	
Other	**729**
B.4 Other changes:	
- Exchange gains	1,395
- Gains from sales	5,072
Banca di Bergamo S.p.A.	4,506
Other	566
- Value differences for equity investments valued at net equity	2,592
- Companies transferred from Item 70 "Other equity investments"	11,283
- Company transferred from line-by-line consolidation area:	
UniCredit Finance Corporation Ltd (in liquidation)	24,718
- Other	21,495
I-Faber S.p.A.	8,617
Pioneer Consulting Services SA (formerly Pioneer Universal Pension Fund CO. in liquidation)	5,856
Pioneer Financial Services Sp. zo.o. (in liquidation)	2,254
Pekao Development Sp.zo.o	1,056
Other	3,712
	66,555
C.1 Sales	
Banca di Bergamo S.p.A.	73,027
I-Faber S.p.A.	1,508
LITCORP LTD (in liquidation)	1,129
Other	1,268
	76,932
C.2 Writedowns	
Central Poland Fund LLC	1,699
Other	184
	1,883
C.3 Other changes:	
- Exchange differences	244
- Losses from sales	4,473
- Value differences for equity investments valued with the equity method	20,671
Pioneer Consulting Services SA (formerly Pioneer Universal Pension Fund CO. (in liquidation)	14,527
I-Faber S.p.A.	5,164
Other	980
- Companies transferred to Item 70 "Other equity investments"	22
- Company transferred to line-by-line consolidation area:	64,540
Pioneer Alternative Investment Management Ltd	6,592

Major changes in "Equity investments in Group companies" (continued)

Unicredit Capital Italia Advisory Company S.A.	2,661
Tradinglab Banca S.p.A.	48,243
Pioneer Alternative Investment Management S.G.R.p. A	2,000
Pioneer Global Asset Management S.p.A.	104
Drukbank Sp.zo.o	2,758
Euro Capital Structures Ltd	2,182
- Other	53,241
Refund of capital stock of Banca di Bergamo S.p.A.	22,773
Refund of capital stock of UniCredit Finance Co. Ltd	26,153
Refund of capital stock and reserves of Verisparmio GES.TRI. S.p.A.	684
Pioneer Financial Services Sp. zo.o. (in liquidation)	1,546
Access Sp.Zo.o	1,198
Other	887
	143,191

3.6.2 Other Equity Investments

(Consolidated amounts in thousands of €)

A. Beginning balance	**1,386,072**
B. Increases	**1,163,852**
B.1 Purchases	834,707
B.2 Write-backs	1,405
B.3 Revaluations	-
B.4 Other changes	327,740
C. Reductions	**321,251**
C.1 Sales	241,814
C.2 writedowns	35,916
of which: permanent writedowns	*30,176*
C.3 Other changes	43,521
D. Ending balance	**2,228,673**
E. Total revaluations	**23,913**
F. Total adjustments	**168,670**

Following are the main changes in "Other equity investments":

B.1 Purchases:	
Olimpia S.p.A.	520,088
Consortium S.r.l.	137,418
CreditRas Vita S.p.A.	60,684
Commercial Union Vita S.p.A.	40,439
Casse e Assicurazioni Vita S.p.A.	34,092
MONTE TITOLI S.p.A. - Securities safekeeping and administration institute	13,399
Szeptel S.A.	8,404
CLS SERVICES LTD	5,594
Nortel Inversora S.A.	5,149
Risparmio Vita Assicurazioni S.p.A.	3,357
Adriatic Invest d.o.o.	2,456
Skillpass S.p.A.	1,291
Raffaello Luxembourg S.c.a.	1,169
Other	1,167
	834,707
B.2 Write-backs:	
Huta Ostrowiec S.A.	636
Pioneer ITI Amc limited	377
Huta Kara S.A.	166
Other	226
	1,405
B.4 Other changes:	
- Exchange gains:	3,946
Zagrebacka Banka d.d.	3,863
Other	83
- Gains from sales	92,970
Montedison S.p.A.	39,835
Risparmio Vita Assicurazioni S.p.A.	13,969
Casse e Assicurazioni Vita S.p.A.	11,557
S.I.T.A.F. S.p.A. - Società Italiana Traforo Autostrade Frejus	13,720
Bankowe Przedsiebiorstwo Telekomunikacyjne Telebank S.A.	5,409
Caboto Sim S.p.A.	2,557
Serenissima Infracom S.p.A.	1,069
Centro Leasing S.p.A.	1,039
Other	3,815
- Value differences for equity investments valued at net equity	27,238
Commercial Union Vita S.p.A.	10,047
Duerrevita S.p.A.	8,157
Immobiliare Lombarda S.p.A.	7,197
CreditRAS Assicurazioni S.p.A.	1,126
Other	711
- Companies transferred from Item 80 "Group equity investments"	22
- Other (*)	203,564
COMMERZBANK A.G.	147,299
Immobiliare Lombarda SpA	25,238
Casse e Assicurazioni Vita S.p.A.	9,216

Major changes in "Other Equity investments" (continued)

Risparmio Vita Assicurazioni S.p.A.	4,610
Leasing Fabryczny Sp.zo.o. (formerly BDK - Daewoo Leasing)	2,647
Orel_G Holding	2,623
Other	11,931
	327,740
C.1 Sales	
Casse e Assicurazioni Vita S.p.A.	69,721
Montedison S.p.A.	57,062
Risparmio Vita Assicurazioni S.p.A.	44,415
Mitteleuropaische Handelsbank AG Deutsch-Polnische Bank	17,381
S.I.T.A.F. S.p.A. - Società Italiana Traforo Autostrade Frejus	16,785
Bankowe Przedsiebiorstwo Telekomunikacyjne Telebank S.A.	8,695
Pekao Ochrona Sp.zo.o.	4,578
Caboto Sim S.p.A.	3,254
Serenissima Infracom S.p.A.	2,625
Zwoltex S.A.	2,369
Centro Leasing S.p.A.	2,060
Cassa di Risparmio di Rimini S.p.A.	1,688
Fincardine S.p.A.	1,596
G.I.M. Generale Industrie Metallurgiche S.p.A	1,323
FINREME S.I.M. S.p.A.	1,171
Huta Ostrowiec S.A.	1,028
Other	6,063
	241,814
C.2 Writedowns	
Kataweb S.p.A.	24,789
Nortel Inversora S.A.	2,960
BHI S.A.	2,152
Lannen Polska	1,430
Other	4,585
	35,916
C.3 Other changes:	
- Exchange differences	1,229
- Losses from sales:	1,511
- Value differences for equity investments valued with the equity method	2,846
CreditRas Vita S.p.A.	1,157
Other	1,689
- Companies transferred to Item 80 "Group equity investments"	11,283
- Other	26,652
Szeptel S.A.	8,404
NFI E.KWIATKOWSKI	7,018
BHI S.A.	4,737
Jupiter NFI S.A.	2,298
Other	4,195
	43,521

* "Other changes - Other" also included increases resulting from extraordinary corporate transactions (spin-offs, transfers, etc.) and transfers from other portfolios.

Section 4 TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets totalled € **4,809,140**, net of € 3,275,407 in total writedowns, and were broken down as follows:

(Consolidated amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
110. Intangible fixed assets	**1,636,788**	**1,667,819**
120. Tangible fixed assets	**3,172,352**	**2,952,245**
Total	**4,809,140**	**4,620,064**
of which: Buildings owned by the Parent Company and other credit institutions of the Group and used in their operations	*1,709,958*	*1,737,770*

4.1 Annual changes in "Tangible fixed assets"

(Consolidated amounts in thousands of €)

A. Beginning balance	**2,952,245**
B. Increases	**4,266,103**
B.1 Purchases	4,023,270
B.2 Write-backs	141
B.3 Revaluations	37
B.4 Other changes	242,655
C. Decreases	**4,045,996**
C.1 Sales	3,592,347
C.2 Writedowns:	264,780
a) Depreciation	264,780
b) Permanent Writedowns	-
C.3 Other changes	188,869
E. Ending balance	**3,172,352**
E. Total revaluations	**1,539,039**
F. Total Writedowns:	**2,527,638**
a) Depreciation	2,519,570
b) Permanent Writedowns	8,068

Annual changes based on the main categories of assets in 2001 were as follows:

(Consolidated amounts in thousands of €)	PROPERTY	FURNITURE	EQUIPMENT	TOTAL
A. Beginning balance	**2,451,535**	**140,143**	**360,567**	**2,952,245**
B. Increases	**1,770,697**	**907,863**	**1,587,543**	**4,266,103**
B.1 Purchases	1,637,411	885,111	1,500,748	4,023,270
B.2 Write-backs	-	141	-	141
B.3 Revaluations	37	-	-	37
B.4 Other changes	133,249	22,611	86,795	242,655
C. Decreases	**1,601,919**	**869,449**	**1,574,628**	**4,045,996**
C.1 Sales	1,400,245	779,150	1,412,952	3,592,347
C.2 Writedowns:	89,193	53,317	122,270	264,780
a) Depreciation	89,193	53,317	122,270	264,780
b) Permanent writedowns	-	-	-	-
C.3 Other changes	112,481	36,982	39,406	188,869
D. Ending balance	**2,620,313**	**178,557**	**373,482**	**3,172,352**
E. Total revaluations	**1,533,613**	**4,016**	**1,410**	**1,539,039**
F. Total writedowns:	**1,065,139**	**493,820**	**968,679**	**2,527,638**
a) Depreciation	1,057,394	493,582	968,594	2,519,570
b) Permanent writedowns	7,745	238	85	8,068

4.2 Annual changes in "Intangible fixed assets"

(Consolidated amounts in thousands of €)

A. Beginning balance	**1,667,819**
B. Increases	**311,321**
B.1 Purchases	178,286
B.2 Write-backs	167
B.3 Revaluations	-
B.4 Other changes	132,868
C. Decreases	**342,352**
C.1 Sales	923
C.2 Writedowns:	303,777
a) Amortisation	303,019
b) Permanent writedowns	758
C.3 Other changes	37,652
D.Ending balance	**1,636,788**
E. Total revaluations	**-**
F. Total writedowns:	**747,769**
a) Amortisation	741,714
b) Permanent writedowns	6,055

Intangible assets were made up as follows:

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001
Intangible assets	109,018
"Goodwill" [1]	1,337,240
Other capitalised costs to be amortised	190,530
Total	**1,636,788**

1. This was mainly for the goodwill posted directly to the consolidated accounts of Pioneer Investment Management USA Inc.

Section 5 OTHER ASSET ITEMS

Other asset items totalled € **23,088,843**, and were broken down as follows:

(Consolidated amounts in thousands of €) ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
150. Other assets	**20,138,329**	**18,447,109**
160. Accrued income and pre-paid expenses	**2,950,514**	**2,667,637**
Total	**23,088,843**	**21,114,746**

5.1 Composition of Item 150 "Other assets"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Cash and other valuables held by cashier:		
- Current account cheques being settled, drawn on third parties	745,245	819,939
- Current account cheques charged to Institute, received by the clearing house, and in the process of being debited	13,108	35,182
- Money orders, bank drafts and equivalent securities	13,947	36,187
- Coupons, securities due on demand, revenue stamps and miscellaneous valuables	126,192	19,143
	898,492	**910,451**
Interest and amounts to be debited to:		
- Customers	150,013	218,725
- Banks	2,605	15,218
	152,618	**233,943**
Caution monies:		
- In the name of, and on behalf of the Group	21,021	5,528
- In the name of, and on behalf of third parties	1,042	1,876
	22,063	**7,404**
Items in transit between branches not yet attributed to destination accounts	**230,298**	**476,536**
Items in processing	**1,641,950**	**2,569,749**
Receivables for advances made by the tax collection service	**1,026,655**	**749,046**
Tax entries:		
- Advance payments made to tax authorities	1,604,231	887,507
- Tax credits	197,434	834,237
- Other tax entries	1,255,415	788,399
	3,057,080	**2,510,143**
Deferred tax charges	**285,364**	**287,568**
Entries resulting from the valuation of off-balance-sheet transactions		
- Customers	1,504,489	702,334
- Banks	6,029,774	4,169,003
	7,534,263	**4,871,337**
Premiums paid for options	**1,041,165**	**850,978**
Items judged definitive but not attributable to other items:		
- Securities and coupons to be settled	974,701	1,319,072
- Other transactions	2,325,500	2,166,602
	3,300,201	**3,485,674**
Adjustments for illiquid portfolio entries	**13,691**	**1,355**
Other entries:		
- Entries related to accidents and disputes being clarified (at estimated amount to be received)	17,304	23,658
- Other entries	917,185	1,469,267
	934,489	**1,492,925**
Total	**20,138,329**	**18,447,109**

5.2 Composition of Item 160 "Accrued income and pre-paid expenses"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Accrued income		
for accrued interest on investment and trading securities	434,877	500,134
for accrued interest on loans to banks	174,549	237,378
for accrued interest on loans to customers	328,380	361,218
for differentials on derivative contracts	524,718	456,144
for other transactions	602,163	201,228
Total accrued income	**2,064,687**	**1,756,102**
Pre-paid expenses		
for advance rent payments	8,003	5,148
for issue discount on securities	13,199	8,097
for derivative contracts	174,009	184,549
for miscellaneous fees and commissions	65,760	23,003
for other transactions	624,856	690,738
Total pre-paid expenses	**885,827**	**911,535**
Total accrued income and pre-paid expenses	**2,950,514**	**2,667,637**

Accruals and deferrals are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

5.3 Adjustments for accrued income and pre-paid expenses

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Assets		
Loans to banks	562	31,022
Loans to customers	12,434	22,123
Bonds and other debt securities	12,723	13,413
Other items	103	-
b) Liabilities and shareholders' equity		
Due to banks	-	-
Due to customers	-	-
Securities in issue	118	189

5.4 Distribution of subordinated assets

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Loans to banks	-	-
b) Loans to customers	224,554	-
c) Bonds and other debt securities	597,168	358,945
Total	**821,722**	**358,945**

Section 6 DEPOSITS

Deposits totalled € **161,350,837** and were broken down as follows:

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
10. Due to banks	**34,030,396**	**41,167,113**
20. Due to customers	**91,166,419**	**82,888,957**
30. Securities in issue	**35,868,149**	**34,902,828**
40. Deposits received in administration	**285,873**	**214,119**
Total	**161,350,837**	**159,173,017**

6.1 Detail of Item 10 "Due to banks"

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
a) REPO transactions	11,252,294	14,852,841
b) Securities lending	117,673	-

6.2 Detail of Item 20 "Due to customers"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) REPO transactions	13,563,869	13,008,155
b) Securities lending	-	210,289

Composition of Item 10 "Due to banks"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) on demand:		
Demand deposits	2,226,025	6,476,387
Current accounts for services rendered	1,717,341	1,977,303
Other forms of debt	33,235	37,227
	3,976,601	**8,490,917**
b) on term or with notice:		
Time deposits	16,306,651	14,348,111
REPO transactions	11,252,294	14,852,841
Securities lending	117,673	-
Loans from international banking organisations	441,915	393,127
Other forms of debt	1,935,262	3,082,117
	30,053,795	**32,676,196**
Total	**34,030,396**	**41,167,113**

Composition of Item 20 "Due to customers"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) on demand		
Savings deposits	5,697,855	5,800,888
Overdraft accounts	53,320,494	48,502,595
Other forms of debt	72,996	428,665
	59,091,345	**54,732,148**
b) on term or with notice		
Savings deposits	2,374,694	1,990,560
Overdraft accounts	14,630,357	12,110,147
REPO transactions	13,563,869	13,008,155
Securities lending	-	210,289
Other transactions	1,506,154	837,658
	32,075,074	**28,156,809**
Total	**91,166,419**	**82,888,957**

Composition of Item 30 "Securities in issue"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Bonds	18,750,370	21,672,183
Certificates of deposit	15,934,109	11,953,109
Other securities	1,183,670	1,277,536
Total	**35,868,149**	**34,902,828**

Composition of Item 40 "Deposits received in administration"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Amounts received from the government	25,676	35,614
Amounts received from the region and other organisations	260,197	178,505
Total	**285,873**	**214,119**

Section 7 RESERVES

Reserves, other than contra-assets, totalled € **4,726,780**, as detailed below:

(Consolidated amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
70. Reserve for employee severance pay	**925,519**	**905,492**
80. Reserves for risks and charges:		
a) Reserve for pensions and similar obligations	546,895	570,301
b) Taxation reserve	2,050,403	1,601,889
c) Consolidation reserve for future risks and charges	53,447	-
d) Other reserves	1,002,270	965,430
	3,653,015	**3,137,620**
90. Loan loss reserves	**148,246**	**131,062**
Total	**4,726,780**	**4,174,174**

7.1 Composition of Item 90 "Loan loss reserves"

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
Overdue interest on loans to customers	-	-
Other	148,246	131,062
	148,246	**131,062**
of which, minority interest	*35,750*	*33,048*

"Loan loss reserves" are used to cover potential credit risks, which currently cannot be assessed, and thus, they are "potential".

7.2 Changes during the period in "Loan loss reserves" (Item 90)

(Consolidated amounts in thousands of €)

A. Beginning balance	**131,062**
B. Increases	**64,593**
B.1 Provisions	57,367
B.2 Other changes	7,226
C. Decreases	**47,409**
C.1 Uses	38,817
C.2 Other changes	8,592
D. Ending balance	**148,246**

7.3 Composition of Item 80 d) "Reserves for risks and charges: Other reserves"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Reserves for writedowns of guarantees given and commitments:		
- Specific writedowns	75,691	91,279
- Lump-sum writedowns for "country risk"	5,335	5,491
- Other lump-sum writedowns	19,844	9,146
	100,870	**105,916**
Other reserves for risks and charges:		
- Projected outlays for personnel-related disputes and charges	118,755	137,198
- Projected outlays to cover accidents being clarified	5,373	21,902
- Options and guarantees for transactions involving equity investments sold	57,238	62,696
- Pending voidable preferences and other legal actions	179,859	167,267
- Vacation days not taken	52,415	45,660
- Employee seniority bonuses	41,545	38,277
- Projection of future F.I.T.D. action	16,824	16,524
- Projected future charges for equity investments	1,029	64,056
- Benefits under Articles 22-23 of Legislative Decree 153/99	320,659	224,208
- Other	107,703	81,726
	901,400	**859,514**
Total	**1,002,270**	**965,430**

7.4 Composition of Item 80 b) "Reserves for risks and charges: Taxation reserve"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Income tax for the period	1,750,296	834,101
Miscellaneous indirect taxes	46,936	52,231
Taxes of foreign branches	53,435	44,227
Deferred taxes	174,384	562,182
Other taxes	25,352	109,148
Total	**2,050,403**	**1,601,889**

In accordance with CONSOB Regulations No. DEM/1011405 of 15 February 2001, the required information is provided regarding the effects, and reporting in accounts, of the tax relief stipulated under Articles 22 and 23 of Legislative Decree No. 153 of 17 May 1999:

a) Income taxes for the period and prior period(s) were determined in consideration of the referenced tax relief.

b) In their press release of 3 April 2000, the Ministry of the Treasury and Ministry of Finance gave notice that the European Commission requested the Italian government to provide clarifications of legislative provisions under discussion to assess their status, or lack thereof, as "state subsidies" that are forbidden by Article 87 of the EC Treaty.

c) This press release specified that "the tax relief in question is to be considered suspended, and thus, the adoption of the related regulation concerning the methods for applying the law in question is suspended.

d) The effects of the benefits resulting from the impact on current taxes, expressed in millions of €, are as follows:

- for 2000	€ 98.3
- for 1999	€ 93.0
- for 1998	€ 32.9
Total	**€ 224.2**

e) In its memo of 25 October 2000 published in the Official EC Gazette of 10 February 2001, the European Commission advised that the supplemental information provided by Italian authorities in their letter of 14 June 2000 "confirmed the possibility that the measures being disputed constitute state subsidies." Consequently, the Commission decided to initiate a formal investigation procedure. For this reason, in the accounts for 2000, the Group companies concerned deemed it prudent to make a provision to the Reserve for risks and charges, under "other reserves," Item 80 c) of the balance sheet, in the entire amount indicated above with an allocation to "Provisions for risks and charges," Item 100 of the profit and loss account.

f) Upon the conclusion of the investigation referenced, the European Commission on 12 December 2001 notified the Italian government of its decision to consider the tax benefits in question to be incompatible with the provisions of the EC treaty regarding state subsidies, and therefore requested that Italy abolish these benefits and take all measures necessary to retrieve from the banks the subsidies granted.

g) Based on the existence of significant and specific supporting information, the Italian Banking Association has proposed to contest this decision in the name, and on behalf, of the banks, and UniCredito Italiano has mandated ABI to appear in court in its name.

h) These tax benefits were suspended under Decree Law 63/2002 (published in the Italian Official Gazette no. 90 of 17 April 2002) as from the 2001 tax year. Accordingly the tax amount corresponding to the benefit (which, until the dispute is settled, is in any case calculated) will have to be paid, unlike previous years.

However, this amount - € 96.5 million - was not included in the 2001 tax calculation but also allocated to the mentioned Fund for risks and charges.

The total amount allocated at the consolidated level is € 320.7 million*.

* Point h) was redrafted by the Directors at the Board meeting held on 22 April 2002 to reflect the mentioned new legislation.

7.5 Composition of Item 80 c) "Reserves for risks and charges: Consolidation reserve for future risks and charges

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Consolidation reserve for future risks and charges	53,447	-

The reserve was created for the equity investments Lombarda S.p.A. and Immocri S.p.A..

Finally, below are the changes that occurred in 2001 in the reserves in question.

(Consolidated amounts in thousands of €)	EMPLOYEE SEVERANCE PAY RESERVE	RESERVE FOR RISKS AND CHARGES			
		RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS	TAXATION RESERVE	CONSOLIDATION RESERVE FOR RISKS AND FUTURE CHARGES	OTHER RESERVES
Amounts as at 31/12/2000	**905,492**	**570,301**	**1,601,889**	**-**	**965,430**
Changes in 2001:					
Use of provisions	- 128,003	- 58,933	- 1,223,966	-	-168,836
Reallocations to the profit and loss account	- 1,153	- 410	-14,945	-	-78,837
Provisions	+ 130,391	+ 35,176	+ 1,651,276	+ 44,089	+ 279,207
Transfer to reserves	-	-	-3,624	-	-
Exchange differences and other changes	+ 18,792	+ 761	+39,773	+ 9,358	+ 5,306
Amounts as at 31/12/2001	**925,519**	**546,895**	**2,050,403**	**53,447**	**1,002,270**

Deferred taxation

In application of the principle requiring the reporting of deferred taxes, the following criteria were adopted:

- The use of the balance sheet liability method,
- The reporting of deferred tax assets on the basis of the following assumptions:
  - the existence of taxable income in future periods over a time horizon of up to three years, conservatively taking into account the existence of a business plan that covers that period;
  - The reporting of only those deferred taxes resulting from expenses already allocated to the profit and loss account, and the period in which they will be deductible from taxable income is already known with certainty;
- The reporting of deferred taxes that are likely to be incurred.

In order to determine deferred taxes, current tax rates for the periods taken into consideration were used as noted below:

Year	Corporate income tax (Irpeg)	Regional tax on productive activities (Irap)
2002	36%	4.75%
2003	35%	4.25%
2004	35%	4.25%

Below are the changes that occurred in 2001:

Deferred tax assets (included in item 150 "Other assets") with a balancing entry in the profit and loss account

(Consolidated amounts in thousands of €)

1. Beginning amount	**287,568**
2. Increases	**167,656**
2.1 Deferred tax assets arising during the year	101,005
2.2 Other increases	66,651
3. Reductions	**169,860**
3.1 Deferred tax assets eliminated during the year	132,098
3.2 Other decreases	37,762
4. Ending amount	**285,364**

Deferred tax liabilities (included in sub-item 80 b) "Taxation reserve") with a balancing entry in the profit and loss account

(Consolidated amounts in thousands of €)

1. Beginning amount	**552,868**
2. Increases	**165,604**
2.1 Deferred taxes arising during the year	165,459
2.2 Other increases	145
3. Reductions	**548,908**
3.1 Deferred taxes eliminated during the year	545,639
3.2 Other decreases	3,269
4. Ending amount	**169,564**

Deferred tax liabilities (included in sub-item 80 b) "Taxation reserve") with balancing entry allocated to reserves under the shareholders' equity

(Consolidated amounts in thousands of €)

1. Beginning amount	**9,314**
2. Increases	**0**
2.1 Deferred taxes arising during the year	
2.2 Other increases	
3. Reductions	**4,494**
3.1 Deferred taxes eliminated during the year	870
3.2 Other decreases	3,624
4. Ending amount	**4,820**

The above deferred taxes arose from the suspension of the applicable taxes on gains on the expected disposal of properties and equity investments.

No deferred tax assets originated from:
- Writedowns of loans to banks, as these could not be deducted from taxable income for the period;

- Writedowns of equity investments, securities and tangible fixed assets exceeding the amount which, under tax regulations, can be deducted from taxable income;

- Reserves formed from provisions made to cover likely or certain charges, and the period when such charges will actually be incurred is still not known.

For these exclusions, there are **potential deferred tax assets**, which will reported in the profit and loss account if the assumption of the deductibility of the underlying charge proves to be correct.

Section 8 CAPITAL, RESERVES, FUND FOR GENERAL BANKING RISKS AND SUBORDINATED DEBT

Shareholders' equity totalled € **9,534,618**.

(Consolidated amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
100. Fund for general banking risks	**66,675**	**59,973**
150. Capital	**2,523,215**	**1,297,393**
160. Issue premiums	**3,117,283**	**3,117,283**
170. Reserves	**2,160,108**	**2,294,597**
Legal reserve	259,479	256,998
Reserve for own shares or interests	-	-
Statutory reserves	531,822	1,098,611
Other reserves	1,368,807	938,988
180. Revaluation reserves	**213,390**	**479,637**
190. Retained earnings (losses)	**228**	**66**
	8,080,899	**7,248,949**
200. Net profit (loss) for the year	**1,453,719**	**1,394,854**
Total Group portion of shareholders' equity	**9,534,618**	**8,643,803**

In this section, the items that are included in the formation of the Group's portion of shareholders' equity are detailed, as well as the balance sheet items below resulting from the consolidation process:

(Consolidated amounts in thousands of €) ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
120. Negative consolidation differences	**48,235**	**35,950**
130. Negative net equity differences	**8,230**	**5,255**
140. Minority portion of shareholders' equity (+/-)	**+ 2,869,583**	**+ 2,595,281**
ASSETS		
90. Positive consolidation differences	**791,479**	**894,440**
100. Positive net equity differences	**893**	**-**

Finally, subordinated debt is reviewed, which, in the 2001 accounts, is detailed as follows:

(Consolidated amounts in thousands of €) ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
110. Subordinated debt	**7,071,017**	**4,594,374**

Group portion of shareholders' equity

Capital, share premiums, the legal reserve, statutory reserve and retained earnings coincide with the corresponding shareholders' equity items of the Parent Company, while the item "other reserves" includes the remaining reserves of UniCredito Italiano S.p.A., and the changes applicable to the Group, other than net profit, which occurred during the period in the shareholders' equity of companies included in consolidation. The revaluation reserves and fund for general banking risks include the corresponding items reported by other companies consolidated on a line-by-line basis. Net profit for the period includes the net profit of the Bank and the Group's portion of net profit of the other companies included in the scope of consolidation, as reported in greater detail in the analysis in the report on operations.

Thus, reported below is the table providing changes in consolidated shareholders' equity accounts that occurred during the year:

(consolidated amounts in millions of €)	CAPITAL STOCK	ISSUE PREMIUMS	RESERVES *	GROUP PORTION OF NET PROFIT (LOSS) FOR THE YEAR	FUND FOR GENERAL BANKING RISKS **	TOTAL
Balance as at 31 December 2000	**1,297.4**	**3,117.3**	**2,774.2**	**1,394.9**	**60.0**	**8,643.8**
Changes in 2001:						
Allocation of net profit:						
- Dividends distributed				-648,9		-648.9
- Transfer of net profit to reserves			746.0	-746.0		0.0
- Other allocations						
Other changes:						
- Increase in capital stock	1,225.8		-1,223.3			2.5
- Transfer to "Other reserves" for share exchange and spin-off differences for Credito Fondiario e Industriale Fonspa			58.9			58.9
- Change in scope of consolidation and other changes			17.9		1.9	19.8
- Provisions/uses					4.8	4.8
- Group portion of net profit				1,453.7		1,453.7
Balance as at 31 December 2001	**2,523.2**	**3,117.3**	**2,373.7**	**1,453.7**	**66.7**	**9,534.6**

* As at 31/12/2001, the item "Reserves" included revaluation reserves applicable to minority interests of € 213 million.
** As at 31/12/2001 the minority interest in the "fund for general banking risks" was € 4 million.

Fund for general banking risks

This fund is used to cover general business risk, and is similar to a shareholders' equity reserve; it totalled € 66,675 and was for the following companies:

- Banca CRT S.p.A.	17,043
- Banque Monegasque de Gestion S.A.	15
- B.A.C. S. Marino S.A.	1,136
- Cariverona Banca S.p.A.	20,658
- Cassamarca S.p.A.	9,038
- Banca Mediocredito S.p.A.	2,000
- Caritro S.p.A.	3,357
- UniCredit Factoring S.p.A.	4,132
- UniCredit (Suisse) Bank S.A.	3,035
- Pioneer Investment Management S.G.R.p.A.	6,000
- Grifofactor S.p.A.	181
- Cassa di Risparmio di Trieste Banca D.D.	80

Changes in this fund are provided in the table above.

Composition of Item 150 "Capital"

(Consolidated amounts in thousands of €) AMOUNTS AS AT 31.12.2001

5,024,723,566 common shares with a par value of € 0.50 each	2,512,362
21,706,552 common shares with a par value of € 0.50 each	10,853
Total	**2,523,215**

During the period, capital, which as at 31 December 2000 was made up of 5,002,499,254 common shares and 21,706,552 savings shares, with a par value of Lit. 500 for both categories, changed following the increases in capital related to:

- the increase in capital with the issuance of 9,750,000 common shares following the partial spin-off of Credito Fondiario e Industriale – FONSPA – into UniCredito Italiano S.p.A., which was approved at the extraordinary shareholders' meeting of 10 March 2001;
- the conversion of capital stock into € by applying the legal conversion rate, and the simultaneous increase in capital stock through the use of reserves, bringing the par value of each converted share to € 0.50, which was approved at the extraordinary shareholders' meeting of 5 May 2001;
- the increase in capital pursuant to Article 2349 of the Civil Code through the issuance of 12,474,312 shares with a deduction from the reserve associated with the medium-term bonus program for Group staff, which was duly established at the shareholders' meeting of 2 May 2000 (€ 6,237).

As a result, capital increased from € 1,297,393,000 at the end of 2000 to € 2,523,215,059 at the end of 2001, and is made up of 5,024,723,566 common shares with a par value of € 0.50 each, and 21,706,552 savings shares with a par value of € 0.50 each.

Composition of Item 160 "Issue premiums"

(Consolidated amounts in thousands of €) AMOUNTS AS AT 31.12.2001

Issue premiums	3,117,283
Total	**3,117,283**

Composition of Item 170 "Reserves"

(Consolidated amounts in thousands of €) AMOUNTS AS AT 31.12.2001

Legal reserve	259,479
Reserve for own shares or quotas	-
Statutory reserves	531,822
Other reserves	1,368,807
Total	**2,160,108**

Composition of Item 180 "Revaluation reserves"

(Consolidated amounts in thousands of €) AMOUNTS AS AT 31.12.2001

Monetary revaluation reserve, Law 72/83	53,996
Property revaluation reserve, Law 413/91	108,902
Other revaluation reserves	50,492
Total	**213,390**

Item 90 – Positive consolidation differences

The composition and changes in the items "Positive consolidation differences" are provided in the table below:

(Consolidated amounts in thousands of €) COMPANY	BALANCE AS AT 31.12.2000	ADDITIONS DURING THE YEAR	OTHER CHANGES	AMORTISATION DURING THE YEAR	BALANCE AS AT 31.12.2001
Item 90					
Bank Pekao S.A.	613,257	-	-	69,167	544,090
Bulbank A.D.	74,201	-	-6,381	6,970	60,850
Cassa di Risparmio di Carpi S.p.A.	53,428	-	-148	5,920	47,360
Pol'nobanka A.D.	44,591	-	-449	4,490	39,652
Banca dell'Umbria 1462 S.p.A.	41,449	-	-109	4,352	36,988
Cassa di Risparmio di Trieste Banca S.p.A.	38,149	322	-	4,561	33,910
Splitska Banka D.D.	16,990	-	-	1,741	15,249
Pioneer Investment Management USA Inc.	4,766	-	-	485	4,281
Cassa di Risparmio di Trento e Rovereto S.p.A.	-	8,411	-	841	7,570
Fidasim S.p.A.	-	-	12,789	12,789	-
Other	7,609	687	-5,889	878	1,529
Total	**894,440**	**9,420**	**-187**	**112,194**	**791,479**

Item 100 – Positive net equity differences

Positive net equity differences, all of which were attributed to the Pekao Group, totalled € 893 as at 31/12/2001.

Item 120 – Negative consolidation differences

In 1998 negative and positive consolidation differences were offset, as allowed by regulations.

Accordingly, the negative and positive consolidation differences, which were offset as noted above, determined using the principles set forth in these notes to accounts totalled € 179,217 and € 130,982 respectively, and are the result of the consolidation of the following companies:

(Consolidated amounts in thousands of €)

COMPANY	AMOUNTS AS AT 31.12.2001 NEGATIVE DIFFERENCES	POSITIVE DIFFERENCES
- Cariverona Banca S.p.A.	167,296	
- B.A.C. S. Marino S.A.	8,581	
- Caritro S.p.A.		52,870
- Mediovenezie Banca S.p.A.		18,599
- Fida Sim S.p.A.		374
- Gestiveneto S.G.R.		17,099
- Cassa di Risparmio di Trieste Banca S.p.A.		23,231
- Other consolidated companies	3,340	18,809
	179,217	**130,982**
Balance	**48,235**	

Item 130 – Negative net equity differences

The negative net equity differences were entirely the result of the consolidation of the Pekao Group, and, following the allocation of the applicable portion to minority interests, totalled € 8,230.

Item 140 - Minority portion of shareholders' equity

The minority portion of shareholders' equity, which totalled € 2,869,583 as detailed below, was determined by applying the equity ratio method, and included the minority interest in net profit (losses) for the period:

(Consolidated amounts in thousands of €)

COMPANY	AMOUNTS AS AT 31.12.2001
- Rolo Banca 1473 S.p.A.	1,090,376
- Bank Pekao S.A.	903,395
- Credit Carimonte S.p.A.	586,412
- Banca Mediocredito S.p.A.	93,109
- B.A.C. della Repubblica di San Marino S.A.	57,595
- Cassa di Risparmio di Trieste Banca S.p.A.	40,061
- Locat S.p.A.	37,529
- Bulbank A.D.	33,609
- Other consolidated companies	27,497

Other items under Section 8 of liabilities

Finally, the following item is described in this section:

Item 110 – Subordinated debt

Subordinated debt totalled € 7,071,017 as detailed below:

a) Maturity date, currency, interest rate, nominal value and equivalent in €:

MATURITY	CURRENCY	RATE	NOMINAL VALUE IN ORIGINAL CURRENCY AS AT 31.12.2001	AMOUNT IN THOUSANDS OF € AS AT 31.12.2001***
Parent Company				
1) 22.06.2003	$USA	libor - 1/8 (min 6% max 10%)	200,000,000	226,938
2) 24.09.2003	$USA	libor - 0.1875% (min 5.3/4 max 10%)	250,000,000	283,672
3) 15.10.2003	$CAN	libor - 0.25% (min 7% max 10%)	150,000,000	106,557
4) 09.06.2003	FR.LUX	8.1/8%	1,000,000,000	24,789
5) 01.07.2003	FR.LUX	8%	1,000,000,000	24,789
6) 01.06.2003	LIT	6-month ribor + 0.25%	240,000,000,000	123,148
7) 05.12.2007	EURO	6-month libor +0.45% p.a. for years 1-5 +0.95% p.a. for years 6-10	227,241,036	226,494
8) 19.12.2007	LIT	6-month libor	230,000,000,000	118,785
9) 14.06.2010	EURO	6.25% p.a. act/act for years 1-5 3-month euribor+125 b.p.s. p.a. for years 6-10	400,000,000	400,000
10) 14.06.2010	EURO	3-month euribor +65 b.p.s p.a. for years 1-5 +125 b.p.s p.a. for years 6-10	800,000,000	800,000
11) 29.10.2010	EURO	5.20% for year 1 5.30% for year 2 5.40% for year 3 5.50% for year 4 5.60% for year 5 5.70% for year 6 6.25% for year 7 6.80% for year 8 7.35% for year 9 7.90% for year 10	747,000,000	747,000
12) 13.12.2010	EURO	gross annual rate of 2.75% of the nominal value for 10 years At maturity, a "higher yield" may be paid, which is related to the revaluation of a stock index (EuroSTOXX50), calculated on the basis of a formula reported in the regulations, and adjusted as necessary by applying a "Take Profit" clause.	261,000,000	260,657
13) 16.03.2011	EURO	3-month euribor +75 b.p.s p.a. for years 1-5 +135 b.p.s p.a. for years 6-10	500,000,000	500,000
14) 16.03.2011	EURO	6% p.a.	500,000,000	500,000
15) 27.11.2011	EURO	5% p.a. act/act for years 1-5 3-month euribor+130 b.p.s. for years 6-10	400,000,000	400,000

Subordinated debt (continued)

MATURITY	CURRENCY	RATE	NOMINAL VALUE IN ORIGINAL CURRENCY AS AT 31.12.2001	AMOUNT IN THOUSANDS OF € AS AT 31.12.2001***
16) 27.11.2011	EURO	3-month euribor +70 b.p.s p.a. for years 1-5 +130 b.p.s p.a. for years 6-10	400,000,000	400,000
17) 20.07.2004	EURO	euribor + 0.40% floating rate **	600,000,000	600,000
Other Group companies				
18) 01.10.2003	EURO	6-month libor	180,759,915	167,348
19) 01.07.2003	EURO	5.10%	12,911,422	12,911
20) 16.05.2011	EURO	5.00% for year 1 5.10% for year 2 5.20% for year 3 5.30% for year 4 5.40% for year 5 5.50% for year 6 5.80% for year 7 6.10% for year 8 6.40% for year 9 6.70% for year 10	100,000,000	97,319
21) 05.10.2010	$USA	5.10. Perpetual 9.20% p.a. for the first 10 years, subsequently 3-month euribor + 335 bps *	450,000,000	510,610
22) 05.10.2010	EURO	5.10. Perpetual 8.048% p.a. ACT/ACT for the first 10 years, subsequently 3-month euribor + 325 bps *	540,000,000	540,000
Total for item 110				**7,071,017**

Amount calculated for capital for regulatory purposes	
of which: Tier 1 capital *	1,050,377
Tier 2 capital	4,868,258
Tier 3 (direct hedging of market risks) **	599,154

*** Book values are net of any intra-group dealings.

b) Prepayment options

For the bonds issued by the Parent Company, it should be noted that for all transactions listed, this option is available in the event the transaction becomes burdensome for tax reasons, subject to the prior consent of the Bank of Italy.

For the transaction in item 6, bonds will be repaid in five equal half-yearly instalments due starting 1 June 2001, through the reduction of one fifth of the nominal value of each bond in circulation. Subject to authorisation of the Bank of Italy, this transaction also includes a prepayment option, 60 months after the issuance date, for all or a portion of bonds outstanding with at least one month's advance notice.

The transaction in item 7 calls for a bullet payment at maturity. However, this transaction includes a prepayment option, which is available five years after the issuance date, at the initiative of the issuer, and subject to the approval of the Bank of Italy, and also during the first five years (but again, at the initiative of the issuer and subject to the approval of the Bank of Italy) in the event of changes in tax laws that result in a greater tax burden for the bond.

For the transaction in item 8, repayment will occur in five equal instalments due over the last five years of the life of the bond. The prepayment option is available after the first five years from the issuance date, but only at the initiative of the issuer, and subject to the approval of the Bank of Italy.

For the transactions in items 9 and 10, the issuer has the option to repay the bond in full starting in year 5.

For the transaction in item 11, bonds will be repaid at par in five equal, annual, cash instalments due starting 31 October 2006 through the reduction of one fifth of the nominal value of each bond in circulation.

For the transactions in items 12, 14, 17 and 18, there is no prepayment option.

For the transactions in items 13, 15 and 16 the issuer has the option to repay the bond in full starting from the end of year 5 and on each subsequent coupon payment date.

The transaction in item 19 will be repaid in a single amount at maturity.

The bond in item 20 will be repaid at par, without any deductions for expenses, in five equal annual instalments starting 16 May 2007, through the reduction of one fifth of the nominal value of each bond in circulation.

For the transactions in items 21 and 22, it should be noted that the issuer has the right to repay the subordinate notes at any time subject to the authorisation of the Bank of Italy, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

The statutory accounts of the companies provide complete information regarding the characteristics of the bonds issued by other Group companies.

c) Subordination conditions

For all transactions, the rights of subordinated creditors are subordinate to the rights of ordinary creditors in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

Composition of regulatory capital and prudential requirements

(Consolidated amounts in thousands of €) CATEGORIES/AMOUNTS	AMOUNTS AS AT 31.12.2001	31.12.2000
A. Capital for regulatory purposes		
A.1 Tier 1 capital	9,732,976	8,609,667
A.2 Tier 2 capital	5,700,418	3,456,375
A.3 Items to be deducted	320,002	341,326
A.4 Capital for regulatory purposes	15,113,392	11,724,716
B. Prudential regulatory requirements **		
B.1 Credit risks	10,064,780	10,054,291
B.2 Market risk	1,225,963	959,875
of which: - Trading portfolio risks	*996,846*	*875,504*
- Exchange risk	*226,570*	*84,371*
B.2.1 Tier 3 subordinated bonds	599,154	-
B.3 Other prudential requirements	178,385	-
B.4 Total prudential requirements	11,469,128	11,014,166
C. Risk assets and regulatory ratios		
C.1 Risk-weighted assets *	143,364,100	137,677,075
C.2 Tier 1 capital/Risk-weighted assets	6.79%	6.25%
C.3 Capital for regulatory purposes/Risk-weighted assets	10.96%	8.52%

Note *: Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.
**: Estimated data as at 31 December 2001.

Section 9 OTHER LIABILITY ITEMS

Other liability items in the consolidated balance sheet totalled € **22,778,804** and were made up as follows:

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
50. Other liabilities	**19,695,754**	**20,417,056**
60. Accrued liabilities and deferred income	**3,083,050**	**3,016,942**
Total	**22,778,804**	**23,433,998**

9.1 Composition of Item 50 "Other liabilities"

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT	
	31.12.2001	31.12.2000
Interest and amounts to be credited to:		
- Customers	21,798	52,726
- Banks	5,749	7,711
	27,547	**60,437**
Miscellaneous tax entries	**593,244**	**705,785**
Items in transit between branches not yet attributed to destination accounts	**202,929**	**389,840**
Available amounts to be paid to third parties	**1,556,389**	**1,463,731**
Items in processing	**2,318,625**	**3,854,965**
Entries resulting from the valuation of off-balance-sheet transactions		
- Customers	410,712	466,541
- Banks	5,664,547	3,957,606
	6,075,259	**4,424,147**
Option premiums collected	**1,742,465**	**1,231,241**
Entries related to securities transactions	**1,810,766**	**20,851**
Items judged definitive but not attributable to other items:		
- Provisions to cover payroll costs	259,383	348,999
- Accounts payable – suppliers	682,663	677,633
- Provisions for tax withholding on accrued interest, coupons or dividends	6,811	803
- Other entries	2,053,158	4,727,565
	3,002,015	**5,755,000**
Payables for miscellaneous entries related to the tax collection service	**301,704**	**461,083**
Adjustments for illiquid portfolio items	**540,709**	**300,446**
Other items	**1,524,102**	**1,749,530**
Total	**19,695,754**	**20,417,056**

9.2 Composition of Item 60 "Accrued liabilities and deferred income"

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT	
	31.12.2001	31.12.2000
ACCRUED LIABILITIES		
for accrued interest on bank accounts	185,241	335,911
for accrued interest on customer accounts	244,107	325,524
for accrued interest on securities in issue	392,193	537,991
for accrued interest on contract differences	533,437	423,952
for accrued interest on subordinated debt	100,141	2,753
for other transactions	578,844	263,011
Total accrued liabilities	**2,033,963**	**1,889,142**
DEFERRED INCOME		
related to interest on discounted bills	113,123	119,001
for derivative contracts	150,338	186,819
on other loans to customers	24,472	24,108
on securities in issue	565	2,953
on pre-invoiced leases	266	17,720
for miscellaneous fees and commissions	39,245	26,085
for other transactions	721,078	751,114
Total deferred income	**1,049,087**	**1,127,800**
Total accrued liabilities and deferred income	**3,083,050**	**3,016,942**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

9.3 Adjustments for accrued liabilities and deferred income

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Liability items		
- Due to banks	22	12,205
- Due to customers	5,735	10,673
- Securities in issue	11,959	110,708
- Other items	-	86
b) Asset items		
- Loans to banks	-	4
- Loans to customers	1,205	2,153
- Other items	25	-

Section 10 GUARANTEES AND COMMITMENTS

Guarantees given and commitments assumed, which result in the assumption of credit risk, totalled € **41,429,314** as detailed below:

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
10. Guarantees given	**12,918,692**	**13,606,002**
20. Commitments	**28,510,622**	**21,180,727**
Total	**41,429,314**	**34,786,729**

10.1 Composition of Item 10 "Guarantees given"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Commercial credit commitments	7,939,047	8,452,735
b) Financial credit commitments	4,977,259	5,151,506
c) Assets pledged	2,386	1,761
Total	**12,918,692**	**13,606,002**

10.2 Composition of Item 20 "Commitments"

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Commitments to disburse funds, usage certain	**17,876,633**	**17,156,660**
of which: - Amounts available under irrevocable lines of credit	*11,196,116*	*12,499,632*
- Securities to be received for transactions to be settled	*1,140,380*	*1,703,119*
- Deposits and loans to be disbursed	*2,311,755*	*2,268,236*
- loan derivatives, exposure to reference entity	*45,387*	*-*
- other commitments to disburse funds	*3,182,995*	*685,673*
b) Commitments to disburse funds, usage uncertain	**10,633,989**	**4,024,067**
of which: - Commitment to Interbank Deposit Protection Fund	*119,444*	*119,969*
- other commitments to disburse funds	*10,514,545*	*3,904,098*
Total	**28,510,622**	**21,180,727**

10.3 Assets used to secure the Group's debts

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Investment and trading securities to support money orders	241,080	216,496
Investment and trading securities to support other services	1,071	737
Investment and trading securities connected with repo transactions	11,028,586	7,723,421
Reserve requirements to support the Parent Company's foreign branches	45,387	115,523
Securities and other items of value pledged as collateral	683,907	941,308
Total	**12,000,031**	**8,997,485**

10.4 Unused portions of committed credit lines

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Central banks	923,259	659,512
b) Other banks	853,676	993,884
Total	**1,776,935**	**1,653,396**

10.5 Forward transactions

(consolidated amounts in millions of €) TRANSACTION CATEGORIES	AMOUNTS AS AT 31.12.2001 Hedging	Trading	Other	AMOUNTS AS AT 31.12.2000 Hedging	Trading	Other
1. Trades	**18,816**	**32,130**	**-**	**17,533**	**27,065**	**9**
1.1 Securities	-	2,342	-	-	3,616	9
- Purchases	-	1,140	-	-	1,699	4
- Sales	-	1,202	-	-	1,917	5
1.2 Currencies	18,816	29,788	-	17,533	23,449	-
- Currencies against currencies	2,444	6,750	-	2,633	2,668	-
- Purchases against €	12,686	11,323	-	9,992	10,134	-
- Sales against €	3,686	11,715	-	4,908	10,647	-
2. Deposits and loans	**-**	**2,382**	**3,729**	**-**	**2,294**	**8,682**
- To be disbursed	-	1,306	1,006	-	1,091	1,177
- To be received	-	1,076	2,723	-	1,203	7,505
3. Derivatives	**105,516**	**543,378**	**6,822**	**79,924**	**285,070**	**16,207**
3.1 With the exchange of principals	2,580	48,433	18	1,953	40,263	-
a) Securities	553	14,550	18	110	17,698	-
- Purchases	-	10,010	18	48	4,223	-
- Sales	553	4,540	-	62	13,475	-
b) Currencies	2,027	33,883	-	1,843	22,565	-
- Currencies against currencies	278	2,638	-	50	3,177	-
- Purchases against €	1,356	15,759	-	1,504	9,412	-
- Sales against €	393	15,486	-	289	9,976	-
c) Other assets	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-
- Sales	-	-	-	-	-	-
3.2 Without exchange of principals	102,936	494,945	6,804	77,971	244,807	16,207
a) Currencies	258	86	70	185	292	119
- Currencies against currencies	128	-	-	1	-	1
- Purchases against €	54	7	69	173	276	3
- Sales against €	76	79	1	11	16	115
b) Other assets	102,678	494,859	6,734	77,786	244,515	16,088
- Purchases	53,221	249,189	562	43,509	115,276	385
- Sales	49,457	245,670	6,172	34,277	129,239	15,703
Total	**124,332**	**577,890**	**10,551**	**97,457**	**314,429**	**24,898**

Currency trades and derivatives were not eliminated from intra-group dealings, as this would have been burdensome.

10.6 Loan-related derivatives

(Consolidated amounts in thousands of €)

TRANSACTION CATEGORIES	AMOUNTS AS AT 31.12.2001 TRADING	OTHER TRANSACTIONS
1. Purchases of coverage	**-**	**2,104,999**
1.1. With exchange of assets *	-	30,000
- Credit Default Swap	-	30,000
- Credit Default Option	-	-
1.2. Without exchange of assets	-	2,074,999
- Credit Default Swap	-	2,074,999
- Credit Default Option	-	-
- Credit Linked Notes	-	-
- Credit Spread Options	-	-
- Credit Spread Option swap	-	-
- Total rate of return swap	-	-
2. Sales of coverage	**-**	**45,387**
2.1. With exchange of assets *	-	45,387
- Credit Default Swap	-	45,387
- Credit Default Option	-	-
2.2. Without exchange of assets	-	-
- Credit Default Swap	-	-
- Credit Default Option	-	-
- Credit Linked Notes	-	-
- Credit Spread Options	-	-
- Credit Spread Swap	-	-
- Total rate of return swap	-	-
Total	**-**	**2,150,386**

* Credit derivatives requiring the delivery of the "reference obligation" ("physical delivery").

Section 11 CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large exposures

	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Amount (Consolidated amounts in thousands of €)	4,671,676	1,795,023
b) Number	2	1

This figure was for the total weighted amount of risk positions that constitute "large exposures" in accordance with current regulatory provisions (exposure exceeding 10% of consolidated supervisory capital).

11.2 Distribution of loans to customers by main categories of borrowers

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Governments	1,765,728	1,738,944
b) Other public organisations	3,731,609	3,425,889
c) Non-financial companies	65,883,150	64,117,734
d) Financial institutions	12,885,147	13,419,071
e) Family firms	8,780,385	8,988,792
f) Other operators	24,576,296	23,466,339
Total	**117,622,315**	**115,156,769**

11.3 Distribution of loans to non-financial companies and resident family firms

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Commercial, recovery and repair services	10,827,677	10,878,572
b) Other sales services	9,970,677	9,048,140
c) Construction and civil engineering	5,767,276	5,566,660
d) Textile, leather and footwear and clothing products	3,571,492	3,454,963
e) Metal products	3,083,582	3,113,615
f) Other branches	29,106,388	27,699,139
Total	**62,327,092**	**59,761,089**

11.4 Distribution of guarantees given by main categories of counterparties

(Consolidated amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Governments	1,128	10,522
b) Other public organisations	124,179	135,779
c) Banks	1,815,579	1,845,259
d) Non-financial companies	8,760,622	9,433,373
e) Financial institutions	1,206,886	1,475,419
f) Family firms	176,125	183,973
g) Other operators	834,173	521,677
Total	**12,918,692**	**13,606,002**

11.5 Geographical distribution of assets and liabilities

(Consolidated amounts in millions of €)

		ITALY	OTHER COUNTRIES OF THE EU	OTHER COUNTRIES	TOTAL
1. Assets	**2001**	**130,235**	**13,552**	**31,793**	**175,580**
	2000	*126,694*	*14,281*	*32,271*	*173,246*
1.1 Loans to banks		**10,789**	**5,414**	**8,778**	**24,981**
		7,423	*6,475*	*11,006*	*24,904*
1.2 Loans to customers		**99,178**	**4,582**	**13,862**	**117,622**
		97,246	*5,528*	*12,383*	*115,157*
1.3 Securities		**20,268**	**3,556**	**9,153**	**32,977**
		22,025	*2,278*	*8,882*	*33,185*
2. Liabilities	**2001**	**103,985**	**26,937**	**37,499**	**168,421**
	2000	*108,208*	*11,899*	*43,660*	*163,767*
2.1 Due to banks		**10,606**	**7,889**	**15,535**	**34,030**
		17,765	*2,393*	*21,009*	*41,167*
2.2 Due to customers		**64,714**	**5,724**	**20,728**	**91,166**
		60,250	*4,310*	*18,329*	*82,889*
2.3 Securities in issue		**23,025**	**12,707**	**136**	**35,868**
		26,882	*4,722*	*3,299*	*34,903*
2.4 Other accounts		**5,640**	**617**	**1,100**	**7,357**
		3,311	*474*	*1,023*	*4,808*
3. Guarantees and commitments	**2001**	**28,512**	**2,892**	**10,025**	**41,429**
	2000	*20,372*	*1,206*	*13,209*	*34,787*

11.6 Breakdown of assets and liabilities by maturity

(consolidated amounts in millions of €)

ITEMS/RESIDUAL LIFE		FIXED TERM						UNSPECIFIED TERM	TOTAL
				1 TO 5 YEARS		OVER 5 YEARS			
	ON DEMAND	UP TO 3 MONTHS	3 TO 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE		
1. Assets 2001	**51,529**	**280,767**	**178,360**	**81,876**	**39,512**	**36,782**	**21,246**	**5,398**	**695,470**
2000	*68,382*	*189,980*	*93,175*	*53,401*	*39,162*	*19,911*	*20,833*	*3,906*	*488,750*
1.1 Refinanceable treasury notes	**593**	**173**	**345**	**382**	**667**	**348**	**1,102**	**-**	**3,610**
	34	*983*	*762*	*347*	*741*	*454*	*1,020*	*-*	*4,341*
1.2 Loans to banks	**4,910**	**14,516**	**2,894**	**405**	**720**	**10**	**15**	**1,511**	**24,981**
	3,632	*14,632*	*4,912*	*1,069*	*195*	*53*	*50*	*361*	*24,904*
1.3 Loans to customers	**29,943**	**28,077**	**14,859**	**5,795**	**18,824**	**3,089**	**13,914**	**3,121**	**117,622**
	29,925	*23,319*	*14,670*	*6,221*	*19,204*	*2,614*	*15,711*	*3,493*	*115,157*
1.4 Bonds and other debt securities	**430**	**2,930**	**6,571**	**6,327**	**5,668**	**3,891**	**2,276**	**19**	**28,112**
	152	*2,383*	*6,513*	*6,069*	*6,385*	*3,474*	*2,321*	*48*	*27,345*
Total 1.1/1.2/1.3/1.4	**35,876**	**45,696**	**24,669**	**12,909**	**25,879**	**7,338**	**17,307**	**4,651**	**174,325**
	33,743	*41,317*	*26,857*	*13,706*	*26,525*	*6,595*	*19,102*	*3,902*	*171,747*
1.5 "Off-balance-sheet" transactions	**15,653**	**235,071**	**153,691**	**68,967**	**13,633**	**29,444**	**3,939**	**747**	**521,145**
	34,639	*148,663*	*66,318*	*39,695*	*12,637*	*13,316*	*1,731*	*4*	*317,003*
2. Liabilities 2001	**77,576**	**296,461**	**164,313**	**83,850**	**20,590**	**31,319**	**13,663**	**1,508**	**689,280**
2000	*97,256*	*206,390*	*88,725*	*43,341*	*18,943*	*16,896*	*8,571*	*434*	*480,556*
2.1 Due to banks	**4,569**	**24,727**	**2,742**	**167**	**333**	**16**	**1,476**	**-**	**34,030**
	9,469	*23,830*	*4,194*	*1,328*	*1,134*	*402*	*745*	*65*	*41,167*
2.2 Due to customers	**59,069**	**25,325**	**5,052**	**59**	**1,044**	**14**	**581**	**22**	**91,166**
	55,546	*22,380*	*4,463*	*72*	*274*	*37*	*58*	*59*	*82,889*
2.3 Securities in issue - Bonds	**309**	**824**	**3,590**	**4,159**	**5,510**	**741**	**3,615**	**2**	**18,750**
	528	*953*	*5,733*	*3,193*	*6,037*	*1,255*	*3,971*	*2*	*21,672*
- certificates of deposit	**149**	**11,254**	**4,154**	**247**	**130**	**-**	**-**	**-**	**15,934**
	153	*8,175*	*3,019*	*427*	*171*	*8*	*-*	*-*	*11,953*
- other securities	**1,100**	**54**	**5**	**6**	**-**	**-**	**19**	**-**	**1,184**
	1,125	*81*	*28*	*24*	*-*	*20*	*-*	*-*	*1,278*
2.4 Subordinated debt	**-**	**-**	**-**	**1,391**	**180**	**2,199**	**3,301**	**-**	**7,071**
	-	*-*	*11*	*847*	*184*	*1,024*	*2,528*	*-*	*4,594*
Total 2.1/2.2/2.3/2.4	**65,196**	**62,184**	**15,543**	**6,029**	**7,197**	**2,970**	**8,992**	**24**	**168,135**
	66,821	*55,419*	*17,448*	*5,891*	*7,800*	*2,746*	*7,302*	*126*	*163,553*
2.5 "Off-balance-sheet" transactions	**12,380**	**234,277**	**148,770**	**77,821**	**13,393**	**28,349**	**4,671**	**1,484**	**521,145**
	30,435	*150,971*	*71,277*	*37,450*	*11,143*	*14,150*	*1,269*	*308*	*317,003*

Currency trades and derivatives in off-balance-sheet transactions were not eliminated from intra-group dealings as this would have been burdensome.

11.7 Assets and liabilities in foreign currencies

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Assets		
1. Loans to banks	7,290,399	6,478,449
2. Loans to customers	15,094,891	14,216,813
3. Securities	8,035,457	7,121,155
4. Equity investments	2,220,547	167,271
5. Other accounts	360,166	238,437
	33,001,460	**28,222,125**
b) Liabilities		
1. Due to banks	12,600,112	13,461,923
2. Due to customers	19,150,924	16,952,861
3. Securities in issue	8,318,312	5,330,666
4. Other accounts	1,127,775	1,074,633
	41,197,123	**36,820,083**

Based on current regulations, "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

The following exchange rates were used for the conversion into e of the foreign currency accounts of companies consolidated on a line-by-line basis, and for the conversion of entries in foreign currencies of major significance in the Group's operations:

	EXCHANGE RATE AS AT DECEMBER 2001
Slovak Republic korunas	42.7800
United States dollar	0.8813
Swiss franc	1.4829
Croatian kuna	7.3284
Bulgarian lev	1.9463
Sterling	0.6085
Polish zloty	3.4953

The above exchange rates as at 31 December 2001 represent the euro parity in relation to the individual foreign currencies.

11.8 Securitisation transactions

During the year, securitisation transactions were carried out in relation to:

- loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. – FONSPA – and connected with the divestiture of the equity investment in that credit institution;
- a synthetic transaction that involved the Parent Company as well as Group banks;
- non-performing residential mortgages and unsecured loans sold by Cariverona and Mediovenezie;
- loans under leasing transactions carried out by Locat, in two separate transactions.

<u>Securitisation of former FONSPA loans</u>

Colombo, Diocleziano and Augusto transactions

Colombo transaction

UniCredito Italiano holds a 5% stake in the SPV (Special Purpose Vehicle) Colombo S.r.l.

On 9 August 2001, SPV Colombo S.r.l. securitised loans for public works, which made up a part of the total loans sold to it by FONSPA before its spin-off into UniCredito, and it issued securities of € 394.5 million maturing on 28 August 2026 to fund the loans of the same amount.

- The securities issued were purchased entirely by the market. Using bond proceeds, Colombo S.r.l. repaid UniCredito a portion of the debt.
- In support of potential liquidity needs and the charges connected with the transaction, UniCredito purchased a limited recourse € 7.3 million subordinated bond issued by the SPV; at the end of the period, this subordinated bond had been written down to the extent of € 1.7 million.

Again on 9 August, 2001, Colombo S.r.l. sold the remaining loans, which FONSPA sold to it before its spin-off into UniCredito Italiano (equal to about € 1,000 million), to the new SPV, Diocleziano S.r.l., which was assigned to securitise the loans by the end of the period.

Diocleziano transaction

UniCredito Italiano holds a 5% stake in the SPV (Special Purpose Vehicle) Diocleziano S.r.l.

On 24 December 2001, the SPV, Diocleziano, securitised the loans (on the books as at 30 November 2001 -see above- which Colombo sold to it) totalling € 775.9 million, i.e., the commercial loans, non-residential mortgage loans, and a portion of the residential loans. The remaining portion of the residential loans were sold to the new SPV, Augusto, on the same date (see below).

Diocleziano then issued 2 classes of bonds, which were purchased by UniCredito, in the amount of € 366.4 million, and allocated to investment securities.

The bonds mature on 31 August 2037, and are broken down as follows :

(millions of €)

Diocleziano A1	21.9
Diocleziano A2	344.5
Total purchased	**366.4**

A writedown of € 34.9 million was applied to the A2 tranche.

Augusto transaction

UniCredito Italiano holds a 5% stake in the SPV [Special Purpose Vehicle] Augusto S.r.l.

On 24 December 2001, the SPV, Augusto S.r.l., securitised the residential loans sold to it by Diocleziano (see above), and funded the transaction with the issuance of bonds.

On the same date, Augusto issued the related bonds totalling € 275.0 million; € 137.5 million of this amount was purchased privately by UniCredito and posted to investment securities.

The bonds mature on 31 August 2037, and are broken down as follows:

(millions of €)

Augusto A1 I issue	11.6
Augusto A2 I issue	84.3
Augusto A1 II issue	41.6
Total purchased	**137.5**

A writedown of € 0.5 million was applied to the A1 II tranche.

Other securitisation transactions

The other securitisation transactions were carried out to optimise capital absorption within the Group.

Cordusio synthetic securitisation

At the end of 2001, UniCredito, for itself and in the name of and on behalf of Group banks, arranged a synthetic securitisation transaction called "Cordusio."

The transaction involved the purchase of credit risk coverage for a specific portfolio, without selling the portfolio; thus, the loans making up the portfolio remain on the books of the banks concerned.
The portfolio in question, which is made up of performing loans to the middle and large corporate segments, totalled € 2,075 million, and was made up as follows:

(amounts in millions of €)

	SHARE	AMOUNT
UniCredito Italiano	37.0%	767.7
Credito Italiano	50.5%	1,047.6
Cariverona	8.5%	176.3
Banca Mediocredito	4.0%	83.4
Total	**100,0%**	**2,075.0**

The transaction was structured by Euro Capital Structures, a company under Irish law, which is a part of the UniCredito Italiano Group since it is 52% owned by UBM, which in turn is wholly owned by the Parent Company.

The transaction consists of purchasing two Credit Default Swap (CDS) contracts:

- The first, which was entered into with a special purpose vehicle (Cordusio Plc) guarantees coverage of any losses for the first € 280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans that each of them made available for the coverage in question:
  - € 233.4 million from the issuance of credit link notes by the SPV
  - € 46.7 million from the direct deposit by the banks, in proportion to their respective shares of the portfolio, of a subordinated deposit serving as a first loss;
- The second, which was entered into with a leading foreign bank, calls for the hedging of the remaining risk (€ 1,794.9 million).

For the purposes of capital absorption, instead of 100%, the underlying loans were weighted at 0% for the first CDS, and at 20% for the second CDS.

The individual banks are also responsible for the first loss of about 2.25% of the amount of securitised loans, which results in capital absorption of the same amount.

The transaction has a duration of 7 years. However, UniCredito Italiano, for itself and in the name of and on behalf of the other participating banks, will have the right, but not the obligation, to terminate the CDS starting in the third year. During the first three years, UniCredito and/or the other banks will have the option to substitute loans, which, in the meantime have been repaid, with other loans meeting the same requirements. If the advance termination option is not exercised, the option to substitute expired/repaid loans will no longer be available in the subsequent period.

The portfolio is broken down as follows:

(amounts in millions of €)

COMPANY	UNICREDITO ITALIANO	CREDITO ITALIANO	CARIVERONA	BANCA MEDIOCREDITO	TOTAL	PERCENT. OF TOTAL
Senior	664.1	906.2	152.5	72.1	1,794.9	86.50%
Mezzanine	86.3	117.8	19.9	9.4	233.4	11.25%
Junior (first loss)	17.3	23.6	3.9	1.9	46.7	2.25%
Total	**767.7**	**1,047.6**	**176.3**	**83.4**	**2,075.0**	**100.00%**

Quercia Funding securitisation

In 2001 Cariverona and Mediovenezie finalised a securitisation transaction for a portfolio of non-performing mortgage loans and unsecured loans held separately by the two banks.

The securitisation transaction involved the sale without recourse, pursuant to Law No. 130 of 30 April 1999, of loans classified as non-performing as at 31.12.2000 for Cariverona and as at 30.4.2001 for Mediovenezie.

On 30 April, the reference date for the sale, the amounts of the positions sold by Cariverona and Mediovenezie, as reported in their respective accounts as at 31 December 2001, were as follows:

(amounts in millions of €)	CARIVERONA	MEDIOVENEZIE	TOTAL
- Gross book value	247.4	410.6	658.0
- Writedowns	133.4	269.8	403.2
Net book value	114.0	140.8	254.8
Proceeds of sale *	93.9	117.5	211.4
Loss reported	**20.1**	**23.3**	**43.4**

* As at 31 December 2001 the total net book value of the securitised loans was € 218.1 million.

On 28 May 2001, the sale of loans to Quercia Funding s.r.l. was finalised. Quercia is a special purpose vehicle under Italian law headquartered in Verona, which was established pursuant to Law 130/99, and in which Cariverona holds a 65% stake. The remaining portion was sold to Quercia Stichting, a foundation under Dutch law. Cariverona has a repurchase option on this portion of the principal.

The price of the sale, which totalled € 211.4 million, corresponds to the economic value of the portfolio determined by discounting the book value as at 30.4.2001 in a manner consistent with the average recovery period, which is estimated to be 3.8 years based on the historical analysis of loans repaid, and at the relevant market rate.

The economic value of the loans sold by Cariverona was € 93.9 million, and € 117.5 million for those sold by Mediovenezie.

The principle for determining the sale price reflects the practice used in similar recent market transactions, and its accuracy was confirmed by the arrangers (Lehman Brothers – Euro Capital Structures).

Quercia Funding financed the purchase of the portfolio through the issuance of five classes of bonds (asset backed securities) in December.

The securitised transaction was rated by the rating companies Fitch and Standard & Poor's Rating Services, which assigned ratings for the asset backed variable rate securities issued by Quercia Funding.

The financial structure of the issue was as follows:

CLASS	RATING	NOMINAL VALUE (thousands of €)	YIELD
Class A	AAA	111.7	6-month Euribor + 52 bp
Class B	A	39.5	6-month Euribor + 110 bp
Class C	BBB	26.0	6-month Euribor + 225 bp
Class D	BB	19.4	6-month Euribor + 600 bp
Class E	Unrated	20.8	
TOTAL		**217.4**	

The four tranches of rated bonds are denominated in euro with variable rate half-yearly coupons and a repayment schedule for principal and interest on a sequential basis tied to the collection schedule for the loans sold.

The Class A bonds, which were placed with Italian and foreign professional investors, were listed on the Luxembourg Stock Exchange, while the other classes are unlisted.

The unrated bonds are denominated in euro, have no official rating, do not pay interest, and provide for the repayment of principal subject to the full payment of Class A, B, C and D bonds.

All tranches were issued at a price of 100%, settlement on 19 December 2001 and legal maturity of 1 August 2015.

Cariverona purchased the entire unrated subordinated class equal to € 20.8 million as a stable investment, assuming, as a result, the risk related to the entire portfolio sold to Quercia Funding. The subsidiary Cariverona Ireland PLC purchased the entire amount of Classes B, C and D.

The bonds in the subordinated class, which were purchased by Cariverona as a stable investment, were included among investment securities at their nominal value. Compared to collection projections made by the servicer and reported in the offering circular at the end of the period, the results of recovery operations with respect to the portfolio sold, were on target for the full recovery of principal invested.

At present, the collection performance for the portfolio leads to the assumption that the return on the subordinated class at maturity will be in line with the returns reported for the rated tranches.

Cariverona is acting as Italian Operating Bank and Cash Manager, and also made various lines of credit available to Quercia Funding:

- for covering initial expenses, to be used if there is insufficient liquidity to pay various expenses;
- for the payment of interest on Class A, to be used if there is insufficient liquidity to pay accrued interest on that class;
- for the payment of interest on the remaining bond categories, to be used if there is insufficient liquidity to pay accrued interest on the above classes;

Cariverona provided the special purpose vehicle with interest rate protection for the bonds in Classes A, B, C and D by entering into an interest rate cap contract.

Quercia Funding assigned the management of the portfolio and related recovery procedures to Mediovenezie, which, for the servicing operations obtained the rating of special servicer by Fitch and Standard & Poor's.

This initiative achieves the following goals:

- optimisation of capital allocation;
- improvement in asset quality through the sale without recourse of a portion of non-performing loans that are currently reported in accounts;
- the enhancement of the portfolio through focused management of recovery procedures.

With regard to the recording criteria applied for the sale, the following should be noted:

- Cariverona: the difference between the book value of the loans sold and the proceeds of the sale, which was € 20.1 million, was covered using the loan loss reserve (item 90). The costs associated with the structuring and implementation of the securitisation transaction (consulting, ratings, auditing, arrangement fees, etc.) totalled € 8.1 million.

- Mediovenezie: Based on figures as at 30 April 2001, the difference between the book value of the loans sold and the proceeds of the sale totalled € 23.3 million, while using figures as at 31 December, the difference was € 24.1 million. Of this amount, € 19.8 million was covered using the loan loss reserve, item 90, and € 4.3 million using the fund for general banking risks.

The securitised assets had the following characteristics:

- *Type*

(amounts in millions of €)	NET VALUE FOR CARIVERONA	NET VALUE FOR MEDIOVENEZIE	NET VALUE
Current accounts	44.7		44.7
Medium-term loans and mortgages	55.4	140.8	196.2
Bills and notes discounted	1.6		1.6
Import/export advances	7.2		7.2
Other loans	5.1		5.1
Total	**114.0**	**140.8**	**254.8**

- *Quality*

All loans are non-performing.

- *Secured loans*

(amounts in millions of €)	GROSS BOOK VALUE	WRITEDOWNS	NET VALUE
Current accounts	107.1	68.9	38.2
Medium-term loans and mortgages	454.8	271.6	183.2
Bills and notes discounted	2.5	1.3	1.2
Import/export advances	16.7	10.9	5.8
Other loans	6.1	3.2	2.9
Total	**587.2**	**355.9**	**231.3**

• *Geographical areas*

With the exception of 3 loans to consumer households resident in other EU countries totalling € 156,000 all borrowers of the loans sold are resident in Italy.

• *Economic sectors*

(amounts in millions of €)	NET VALUE FOR CARIVERONA	NET VALUE FOR MEDIOVENEZIE	NET VALUE
Governments	-	-	-
Other government entities	-	-	-
Non-financial companies	58.8	118.5	177.3
Financial companies	0.3	3.3	3.6
Family firms	22.8	18.0	40.8
Other market players	32.1	1.0	33.1
Total	**114.0**	**140.8**	**254.8**

LOCAT securitisation

The guidelines of the 2001-2004 Strategic Plan, which was approved by the Board of Directors of Locat S.p.A. on 9 July 2001, include the implementation of a substantial securitisation program pursuant to Law 130/99 for nearly all (over 99.5%) performing loans arising under leases. The goal is to achieve better matching between deposit and loan maturities, diversify funding sources and improve the allocation of capital in line with Group policy.

In this context, in 2001 two separate transactions were carried out for the sale of performing loans arising under leases in the amounts of € 549 million and € 1,707 million.

Pursuant to and in accordance with Law 130/99, for both transactions the company acted as servicer of the portfolios sold, and continued to collect and administer the loans, and received compensation in return expressed as a function of the amounts collected during the reference period.

Information on individual transactions

Transaction Number 1: Special Purpose Vehicle – Absolute Funding S.r.l.

• *Key structural data*

Originator :	Locat S.p.A.
Issuer:	Absolute Funding S.r.l.
Servicer :	Locat S.p.A.
Closing date:	25 May 2001
Nature of portfolio sold:	performing financial loans arising under leases used to finance capital equipment
Legal nature of the sale:	Without recourse
Amount of assets securitised:	€ 549,002,986
Sale price:	€ 400,000,000 at the closing of the transaction € 96,700,000 at the end of the revolving period (in year 3) * € 52,302,986 (9.5%) credit enhancement **
Amount of bonds issued:	€ 400,000,000 (AAA)
Underwriter of bonds issued:	European Investment Bank (BEI)
End of revolving period:	15 June 2004
Arranger:	Euro Capital Structures Ltd.

* "deferred purchase price" (DPP): with the same degree of subordination as the bonds issued (AAA), unless certain events occur, and is not considered "credit enhancement." Interest accrues on this bond quarterly (3-month EURIBOR + 0.30%).

** "additional compensation": subordinated to the bonds and the DPP. Paid quarterly based on portfolio performance.

• *Amount of assets securitised:*

(amounts in millions of €)

TYPE OF ASSET	TYPE OF ASSET	OF WHICH: PRINCIPAL	OF WHICH: INTEREST ACCRUED AT THE SALE DATE	OF WHICH: SUBSEQUENT INTEREST AMOUNT	SALE PRICE
Loans arising under leases					
- Capital assets					
Initial sale	606.5	547.2	1.8	57.5	549.0
Revolving amount during period	145.6	124.4	0.5	20.7	124.9

• *Status of existing securitised assets as at 31 December 2001*
(net of interest applicable to future periods)

(amounts in millions of €)	NOMINAL VALUE	WRITEDOWNS	BOOK VALUE	% WRITEDOWN*
Non-performing loans	1.3	0.8	0.5	61.0
Watchlist items	1.4	0.2	1.2	10.6
Total bad and doubtful debts	2.7	1.0	1.7	34.7
Performing loans	543.3	-	543.3	-
Total loans sold	**546.0**	**1.0**	**545.0**	**0.2**

* Percentages were calculated using precise data.

• *Geographic distribution of securitised assets*
All securitised assets were for residents of Italy

• *Distribution of securitised assets by economic sector*

(amounts in millions of €)

SECTOR	31-12-2001
Local governments	0.1
Other financial intermediaries	0.2
Financial assistants	..
Associations of non-financial companies	0.5
Government companies	0.1
Non-financial artisan quasi-companies	77.9
Other non-financial quasi-companies	55.3
Non-profit institutions assisting households	0.2
Private companies	372.1
Units that cannot be classified and were not classified	..
Consumer households	1.5
Family firms	38.1
Total	**546.0**

• *Distribution by remaining life of existing securitised assets as at 31 December 2001*

(amounts in millions of €)	MATURED LOANS	MATURING LOANS PRINCIPAL
Up to three months		55.6
From three months to one year		158.8
From one to five years		328.9
Over five years		
Unspecified term	2.7	
Total	**2.7**	**543.3**

• *Risk-weighted assets*

As at 31 December 2001 risk-weighted assets totalled € 545.1 million.

Transaction Number 2: Special Purpose Vehicle – Locat Securitisation Vehicle S.r.l.

• *Key transaction data:*

Originator:	Locat S.p.A.
Issuer:	Locat Securitisation Vehicle S.r.l.
Servicer:	Locat S.p.A.
Closing date:	28 November 2001
Nature of portfolio sold:	Performing financial loans resulting from leases for automobiles, capital assets and real property
Legal nature of sale:	Without recourse
Amount of securitised assets:	€ 1,707,105,053
Sale price:	€ 1,691,400,000 (99.08%) on the bond issuance date € 15,705,053 (0.92%) credit enhancement (*)
Amount of securities issued:	€ 800,000,000 (AAA/Aaa) – repayable starting 12 March 04 € 800,000,000 (AAA/Aaa) – repayable starting 12 March 07 € 44,000,000 (A/A2) – repayable starting 12 March 04 € 44,000,000 (A/A2) – repayable starting 12 March 07 € 3,400,000 (unrated) credit enhancement (**)
Purchaser of senior and mezzanine bonds:	Institutional investors
Purchaser of junior bonds:	Locat S.p.A.
End of revolving period:	12 March 2007
Arrangers:	BNP PARIBAS, Euro Capital Structures Ltd, Finanziaria S.p.A., Unicredit Banca Mobiliare S.p.A.

* "deferred purchase price" (DPP): with degree of subordination after mezzanine bonds (A/A2), on which quarterly interest accrues (3-month EURIBOR + 0.20%).

*** "junior": senior to the DPP; quarterly interest accrues at 3-month EURIBOR + 1.50%.

• *Total amount of securitised assets:*

(amounts in millions of €) TYPE OF ASSET	TYPE OF ASSET	OF WHICH: PRINCIPAL (A)	OF WHICH: INTEREST ACCRUED AT SALE DATE (B)	OF WHICH: NEXT INTEREST AMOUNT	SALE PRICE (A+B)
Loans arising under leases					
- Automobiles	580.7	515.8	1.5	63.4	517.3
- Capital assets	753.0	676.8	0.8	75.4	677.6
- Commercial and industrial properties	650.7	511.4	0.8	138.5	512.2
Total	**1,984.4**	**1,704.0**	**3.1**	**277.3**	**1,707.1**

• *Geographic distribution of securitised assets*

All securitised assets were for residents of Italy

• *Distribution of securitised assets by economic sector*

SECTOR (amounts in millions of €)	LOANS SOLD	OF WHICH: PRINCIPAL	OF WHICH: INTEREST
Other financial intermediaries	12.2	10.2	1.9
Financial assistants	1.2	1.1	0.1
Associations of non-financial companies	2.3	2.0	0.3
Non-financial artisan quasi-companies	314.7	274.1	40.6
Other non-financial quasi-companies	181.6	156.2	25.4
Private companies	1.182.0	1.005.3	176.6
Consumer households	8.7	7.6	1.1
Family firms	281.7	247.5	34.4
Total	**1,984.4**	**1,704.0**	**280.4**

• *Status of existing securitised assets as at 31 December 2001*

(amounts in millions of €)	NOMINAL VALUE (A)	WRITEDOWNS (B)	BOOK VALUE (A-B)	WRITEDOWN % (B/A)
Non-performing loans	-	-	-	-
Watchlist items	-	-	-	-
Total bad and doubtful debts	-	-	-	-
Performing loans	1,702.4	-	1,702.4	-
Total loans sold	**1,702.4**	**-**	**1,702.4**	**-**

Distribution by remaining life of securitised assets as at 31 December 2001

(amounts in millions of €)	MATURED LOANS	MATURING LOANS	of which: PRINCIPAL	of which: INTEREST	of which: OTHER*
Up to three months		200.1	156.1	31.2	12.8
From three months to one year		481.3	413.4	67.9	-
From one to five years		1.143.3	994.9	148.4	-
Over five years		143.2	123.9	19.3	-
Unspecified term	1.3	-	-	-	-
Total	**1.3**	**1,967.9**	**1,688.3**	**266.8**	**12.8**
Writedowns	-	-	-	-	-
Net value	**1.3**	**1,967.9**	**1,688.3**	**266.8**	**12.8**

* mainly VAT and collection expenses.

Risk-weighted risk assets

As at 31 December 2001 weighted risk assets totalled € 1,710.6 million.

Third party securitisation transactions

As at 31 December 2001, the following positions from third party securitisation transactions were included in the securities portfolio:

Investment securities

- junior subordinated bonds with nominal value (book value) of € 9.5 million arising from the securitisation of Harbourmaster CLO1. (at the London branch of UCI)

The transaction was carried out during the first quarter of 2001 through the securitisation of performing loans of premier customers on the international market and the issuance of bonds maturing in 2013 (senior bonds in the amount of € 471 million, junior subordinated bonds of € 32 million, and combination notes of € 10 million, with the latter comprising both senior and subordinated bonds).

Trading securities

Bonds held by UniCredito Italiano:

- Mezzanine bonds:
  - Trevi Finanziaria (company of the Banco di Roma Group); book value of € 30 million, price 100.00
  - Cartolarizzazione Proventi del Lotto, book value of € 50 million, price 100.00

As at 31 December 2001 trading securities also included senior bonds of € 25 million issued by Locat Sec. (Originator: Locat S.p.A.).

Bonds held by UBM:

ISIN CODE	BOND DESCRIPTION	TYPE	ORIGINATOR	ISSUER	TRANCHE RATING (M/S&P/F) *
XS0126520203	Harbourmaster 1 A	Senior	Harbourmaster Loan Corporation	Harbourmaster Clo2 Ltd	Nr/Nr/AAA
XS0126521276	Harbourmaster 1 C	Mezzanine	Harbourmaster Loan Corporation	Harbourmaster Clo2 Ltd	Nr/Nr/BBB
XS0138853972	Harbourmaster 2 A1	Senior	Harbourmaster Loan Corporation	Harbourmaster Clo2 Ltd	Nr/Nr/AAA
XS0138865125	Harbourmaster 2 B1	Mezzanine	Harbourmaster Loan Corporation	Harbourmaster Clo2 Ltd	Nr/Nr/A
XS0138876320	Harbourmaster 2 M1	Junior	Harbourmaster Loan Corporation	Harbourmaster Clo2 Ltd	Nr/Nr/Nr
XS0114038168	Fiat 1 A	Senior	Fiat Sava	First Italian Auto Transaction	Aaa/AAA/AAA
XS0133255884	Fiat 2 A	Senior	Fiat Sava	Second Italian Auto Transaction	Aaa/AAA/AAA
XS0137443437	Alfa 1 A	Senior	Fiat Group – Fiat Bank Gmbh	Absolute Funding S.r.l. – series Alfa	Aaa/AAA/Nr
IT0003188304	Locat 2001 –1 A1	Senior	Locat Spa	Locat Securitisation Vehicle S.r.l.	Aaa/AAA/Nr
IT0003188312	Locat 2001 –1 A2	Senior	Locat Spa	Locat Securitisation Vehicle S.r.l.	Aaa/AAA/Nr
XS0139937188	Quercia –1 A1	Senior	Cariverona Banca SpA Mediovenezie Banca Spa	Quercia Funding S.r.l.	Nr/AAA/AAA

*Rating agencies recognised and included in Bank of Italy Circular 155 dated 18/12/1991
- M = Moody's Investors Service
- S&P = Standard & Poor's
- F = Fitch – IBCA Investors Service
- Nr = not rated

- *Total amount of securitised assets under junior and quality categories:*

(amounts in millions of €)

ISIN CODE	BOND DESCRIPTION	NOMINAL VALUE	BOOK VALUE	WRITE-BACKS (WRITEDOWNS)	QUALITY	TOTAL AMOUNT OF SECURITISED ASSETS
XS0138876320	Harbourmaster 2 M1	22.0	22.0		Senior Secured Leveraged Loans - performing	703.5

- *Breakdown of Senior and Mezzanine bonds by type and quality:*

(amounts in millions of €)

ISIN CODE	BOND DESCRIPTION	NOMINAL VALUE	BOOK VALUE	WRITE-BACKS (WRITEDOWNS)	QUALITY	TOTAL AMOUNT OF SECURITISED ASSETS
XS0126520203	Harbourmaster 1 A	13.5	13.5	0	Senior Secured Leveraged Loans – performing	503.0
XS0138853972	Harbourmaster 1 C	2.0	2.0	0	Senior Secured Leveraged Loans – performing	503.0
XS0138853972	Harbourmaster 2 A1	4.7	4.7	0	Senior Secured Leveraged Loans – performing	703.5
XS0138865125	Harbourmaster 2 B1	5.0	5.0		Senior Secured Leveraged Loans – performing	703.5
XS0114038168	Fiat 1 A	15.5	15.5	0	Car loans – performing	1,085.0
XS0133255884	Fiat 2 A	13.2	13.2	0	Car loans – performing	950.0
XS0137443437	Alfa 1 A	7.1	7.1	0	Secured car loans – performing	850.0
IT0003188304	Locat 2001 –1 A1	68.9	68.8	(0,1)	Lease payments – performing	1,700.0
IT0003188312	Locat 2001 –1 A2	153.5	153.2	(0,3)	Lease payments – performing	1,700.0
XS0139937188	Quercia –1 A1	3.9	3.8	0	Mortgages and unsecured loans – non performing	211.6

UBM acts as arranger concentrating mainly on securitisation transactions in which it acts as bookrunner since information on these transactions is more complete and accessible.

Risk monitoring and the optimisation of operating results from securitisation transactions are achieved:

1. By analysing monthly or quarterly investor reports produced by the Trustee, with a particular emphasis on changes in collateral performance;
2. By monitoring collateral performance and any issuance of comparable bonds for similar transactions;
3. By following the market fundamentals of the underlying loan (consumer credit for car loans, the performance of senior secured leveraged loans in the case of Harbourmaster, etc.);
4. By maintaining constant contact with investors, and if there is managed collateral, with managers and analysts of Collateral Managers.

In addition, each bond is assigned a VaR limit by the risk management unit, which is then monitored for the entire portfolio, partly to take any correlations into account. UBM has spread curves for credit rating that are used to determine risk in a manner which is largely the same as for the other instruments in the portfolio. In keeping with other sources of market risk, the method is based on historical simulation, and makes it possible to project potential diversification effects and combine VaR with other parts of the trading portfolio.

Section 12 MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

12.1 Securities dealing

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Purchases		
1. Settled	72,172,485	61,304,226
2. Unsettled	395,886	1,214,917
	72,568,371	**62,519,143**
b) Sales		
1. Settled	66,906,375	54,073,821
2. Unsettled	264,406	1,185,573
	67,170,781	**55,259,394**

12.2 Asset management accounts

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Securities managed on behalf of customers (at market values)	49,344,528	39,833,557

12.3 Custody and administration of securities

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Third party securities on deposit (excluding asset management accounts)		
1) Security	66,253	53,517
2) Collateral	6,962,509	5,126,560
3) Custody	231,862,844	188,760,447
	238,891,606	**193,940,524**
b) Third party securities deposited with third parties	**178,344,323**	**142,556,516**
c) Investment and trading securities deposited with third parties	**28,580,522**	**17,917,710**

12.4 Loan collection on behalf of third parties: debit and credit adjustments

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Debit adjustments		
1. Current accounts	479,224	203,093
2. Central portfolio	21,704,400	10,419,942
3. Cash	194,566	2,426,841
4. Other accounts	2,811,792	3,217,134
	25,189,982	**16,267,010**
b) Credit adjustments		
1. Current accounts	170,240	79,094
2. Sellers' bills and documents	25,273,956	15,965,064
3. Other accounts	288,594	331,555
	25,732,790	**16,375,713**
Balance (a - b)	**-542,808**	**-108,703**

12.5 Other transactions

(Consolidated amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Other third party securities on deposit	2,692,353	4,576,916
Other third-party securities deposited with third parties	551,503	526,474
Other investment and trading securities deposited with third parties	64,595	62
Other securities related to tax collection activities		
1. Expired tax registers with mandatory entry requirements, to be collected	862,714	227,469
2. Expired tax registers with mandatory entry requirements, within tolerance	659,808	461,488
3. Expiring tax registers with mandatory entry requirements, to be collected	-	2,364
4. Expired tax registers with no mandatory entry requirements, to be collected	14,259,360	8,553,206
5. Expired, past due tax registers with no mandatory entry requirements, to be collected	1,217,589	1,364,426
6. Assignments received to collect taxes from third party agents	-	1,451,449
7. Other	-	886,162

12.6 Securitisation transactions

Quercia Funding securitisation

During the period, the special purpose vehicle, Quercia Funding S.r.l., which was established pursuant to Law 130/99 and is a member of the UniCredito Italiano Banking Group, finalised a securitisation transaction for loans sold by Cariverona and Mediovenezie, as noted in Section 11.8 above. Thus, below is a table summarising qualitative information on these transactions:

SUMMARY TABLE OF ASSETS SECURITISED AND SECURITIES ISSUED — **STATUS AS AT 31/12/2001**

A. Securitised assets	
A1) Loans	180,324
B. Use of liquid assets resulting from loan management	
B3) Other	
Bank current accounts	55,893
C. Securities issued	
C2) Class A securities	111,700
C2) Class B securities	39,500
C3) Class C securities	26,000
C4) Class D securities	19,400
C5) Class E securities	20,752
TOTAL	**217,352**
D. Financing received	
E. Other liabilities	**11,143**
F. Interest expense on securities issued	
Interest on Class A, B, C and D securities	316
G. Commissions and fees related to the transaction	
G1) For servicing	8,016
G2) For other services	35
TOTAL	**8,051**
H. Other charges	**8,097**
I. Interest generated from securitised assets	**30,570**
L. Other revenues	**26**

Qualitative information

1) Description of transaction and its performance

From its inception date until 31 December 2001, Quercia Funding S.r.l. carried out a unique securitisation transaction pursuant to Law 130/99. The key features of this transaction are as follows:

- On 28 May 2001, Quercia Funding S.r.l., with headquarters at Via A. Forti, 3/A, 37121 Verona, purchased non-performing loans with a nominal value of € 253,282,272 (figure taken from executed contracts) at a total price of € 211,400,660; € 117,525,871 of the sale price was for the portfolio of loans sold without recourse by Mediovenezie Banca S.p.A., and € 93,874,789 for the portfolio of loans sold without recourse by Cariverona Banca S.p.A. The sale price was determined by subtracting the assessed doubtful amount (of principal and interest) from the gross loans (defined as the sum of principal, interest and overdue interest). The net loan amount obtained using this method was sold at a price of 83.472% for loans sold by Cariverona Banca S.p.A., and at a price of 83.457% for loans sold by Mediovenezie Banca S.p.A..

2) List of entities involved

The key entities involved in the securitisation transaction are as follows:

TYPE OF APPOINTMENT	ENTITY INVOLVED
Arrangers	Euro Capital Sructure Ltd Dublin, Lehman Brothers International (Europe)
Joint Lead Managers	Lehman Brothers International (Europe), Unicredit Banca Mobiliare, MPS Finance Banca Mobiliare S.p.A.
Servicer	Mediovenezie Banca S.p.A.
Liquidity Provider	CDC IXIC Capital Markets
Note Trustee	Bank of New York
Security Trustee	Bank of New York
Cash Manager	Cariverona Banca S.p.A.
Originators	Mediovenezie Banca S.p.A., Cariverona Banca S.p.A.
English operating agent bank	Bank of New York
Securities depository	Bank of New York
Italian operating agent bank	Cariverona Banca S.p.A.
Cap contract counterparty	Cariverona Banca S.p.A.
External Auditors	Arthur Andersen S.p.A.

The main existing relationships and obligations among the originators, Cariverona Banca S.p.A. and Mediovenezie Banca S.p.A., and the Purchaser, Quercia Funding S.r.l., and the other entities involved in the securitisation transaction (which are governed by appropriate contracts), are as follows:

- Under the umbrella agreement for the sale of loans, the two originators agreed to make a sale without recourse to the Purchaser of loans that meet the eligibility requirements set forth in the two sales contracts.

- Under the servicing contract, Quercia Funding S.r.l. awarded an appointment to Mediovenezie Banca S.p.A. (and also in the interest of the Trustee and Cash Manager pursuant to and in accordance with Article 1411 of the Civil Code) to carry out the collection of the loans sold and manage recovery procedures.

- Cariverona Banca S.p.A. agreed to extend to the Purchaser three loans described in paragraph B4) below.

- Cariverona Banca S.p.A. entered into an Interest Rate Cap contract with Quercia Funding S.r.l. to hedge the rate risk resulting from the payment of bond interest for Classes A, B, C and D; the contractual strike rate was set at 5%.

- Cariverona Ireland Plc acted as underwriter for the following subordinated bonds:
  Class B with a nominal value of € 39,500,000, maturing in 2015;
  Class C with a nominal value of € 26,000,000, maturing in 2015;
  Class D with a nominal value of € 19,400,000, maturing in 2015;

- Cariverona Banca S.p.A. acted as underwriter for the so-called Class E subordinated bonds with a nominal value of € 20,752,372 maturing in 2015.

- Under the Security and Intercreditor Agreement, the originator agreed to the prioritisation for payments made by the Purchaser. Among other things, this prioritisation calls for the payment of compensation for servicing after compensation is paid to the Trustee, banks and other service providers, but before the payment of interest and repayment of principal to bond purchasers.

3) Issue features

In order to finance the purchase of the loan portfolio, Quercia Funding S.r.l. issued bonds denominated in € on 14 December 2001 with the following features:

- Class A Asset Backed Floating Rate Notes (the Class A Notes) with contractual maturity date of 2015 and a nominal value of € 111,700,000, issued at par.
  The Class A Notes obtained a rating of AAA from Fitch Ratings Limited (hereinafter, "Fitch") and from Standard & Poor's Ratings Services (hereinafter "S&P"), a division of the McGraw-Hill Companies Inc. The above ratings are subject to continual monitoring by the companies mentioned.
  Interest will be paid to these note holders half-yearly at a rate equal to six-month EURIBOR plus 0.52% p.a.
  The Class A Notes are listed on the Luxembourg Stock Exchange.
- Class B Asset Backed Floating Rate Notes (the Class B Notes) with contractual maturity date of 2015 and a nominal value of € 39,500,000, issued at par.

The Class B Notes obtained an A rating from Fitch and S&P.
The above ratings are subject to continual monitoring by the companies mentioned.
Interest will be paid to these note holders half-yearly at a rate equal to six-month EURIBOR plus 1.10% p.a.

- Class C Asset Backed Floating Rate Notes (the Class C Notes) with contractual maturity date of 2015 and a nominal value of € 26,000,000, issued at par.
  The Class C Notes obtained a BBB rating from Fitch and S&P.
  The above ratings are subject to continual monitoring by the companies mentioned.
  Interest will be paid to these note holders quarterly at a rate equal to six-month EURIBOR plus 2.25% p.a.

- Class D Asset Backed Floating Rate Notes (the Class D Notes) with contractual maturity date of 2015 and a nominal value of € 19,400,000, issued at par.
  The Class D Notes obtained a BB rating from Fitch and S&P.
  The above ratings are subject to continual monitoring by the companies mentioned.
  Interest will be paid to these note holders half-yearly at a rate equal to six-month EURIBOR plus 6.00% p.a.

- Class E Asset Backed Variable Redemption Yield Notes (the Class E Notes) with contractual maturity date of 2015 and a nominal value of € 20,752,372, issued at par.

The bonds were issued pursuant to an agreement governed by English law, pursuant to which the Trustee will act as representative of the bondholders.
With regard to the priority for the redemption of bonds issued, the payment of Class E, D, C and B is subject to the fulfilment of the obligations with respect to Class A. In addition, the Offering Circular and Security Intercreditor Agreement set forth in detail further payment priorities.

4) Ancillary financial transactions

- On 13/12/2001 Quercia Funding S.r.l. entered into an interest rate cap arrangement with Cariverona Banca S.p.A. in order to hedge rate risk. This transaction was completed in order to limit interest rate exposure resulting from the payment of bond coupons at the variable rates of the bonds issued.
- Cariverona Banca S.p.A. provided three lines of credit to Quercia Funding S.r.l. with the following characteristics:
  - Financing for the payment of expenses, in the initial amount of € 100,000, to be used in the event of insufficient liquidity to pay miscellaneous expenses;
  - Financing for the payment of Class A interest, in the initial amount of € 10,000,000, to be used in the event of insufficient liquidity to pay accrued interest on Class A notes;
  - Financing for the payment of interest on the remaining note classes, in the initial amount of € 4,000,000, to be used in the event of insufficient liquidity to pay accrued interest on the above classes.

5) Operating options of the Purchaser

- Quercia Funding S.r.l. appointed the Cash Manager to reinvest, on its behalf, any liquidity resulting from payments made by the transferred borrowers and not immediately used, and from other miscellaneous amounts collected (interest accrued on current account balances, positive differentials resulting from Interest Rate Caps, etc.).

Locat securitisation

Information is provided below on:

- The operating performance of the two special purpose vehicles, Absolute Funding S.r.l. and Locat Securitisation Vehicle S.r.l., which securitised the two sales of loans resulting from the leases of Locat S.p.A.
- The table summarising the accounts of Locat S.p.A. in its capacity as servicer for the transaction.

Operating performance of the securitisation transactions reported in 2001

(amounts in thousands of €) DESCRIPTION	ABSOLUTE FUNDING S.r.l.	LOCAT SECURITISATION VEHICLE S.r.l.	TOTAL
Interest income	22,409	7,339	29,748
Overdue interest collected	22	1	23
Allowances received	-	-	-
Allowances given	-	-	-
Capital losses from the sale of assets	-5	-	-5
Capital gains from the sale of assets	202	176	378
Writedowns of loans	-919	-	-919
Return on securitised assets (a)	**21,709**	**7,516**	**29,225**
Negative balances of hedging transaction differentials (b)	**-**	**-430**	**-430**
Net interest accrued on accounts for the transaction	213	-	213
Interest earned from investing liquidity	74	-	74
Net interest accrued on accounts for the transaction and from investing liquidity (c)	**287**	**-**	**287**
Servicing fees	134	1	135
Remuneration paid for other services	52	-	52
Interest on senior and mezzanine bonds	9,969	3,296	13,265
Interest on junior bonds	-	10	10
Remuneration of deferred price	2,610	30	2,640
Interest paid and expenses (d)	**12,765**	**3,337**	**16,102**
REMAINING ORIGINATOR SHARE OF INCOME	**9,231**	**3,749**	**12,980**
of which: - further compensation	*9,231*	-	*9,231*
- additional remuneration for deferred payment	-	*3,749*	*3,749*

Accounts of Originator/Servicer as at 31 December 2001

(amounts in thousands of €)		ABSOLUTE FUNDING S.r.l.	LOCAT SECURITISATION VEHICLE S.r.l.	TOTAL
ASSETS				
30. Loans to financial institutions		156,331	33,384	189,715
made up as follows:	*- "deferred purchase price" (DPP)*	*96,700*	*15,705*	*112,405*
	- additional accrued compensation	*59,631*	*-*	*59,631*
	- VAT and expenses	*-*	*17,481*	*17,481*
	- advance payments made	*-*	*198*	*198*
50. Bonds and other fixed-income securities		-	3,400	3,400
made up as follows:	*junior bonds*	*-*	*3,400*	*3,400*
140. Accrued income and pre-paid expenses				
a) accrued income		185	40	225
made up as follows:	*- interest income on deferred payment price*	*167*	*29*	*196*
	- servicing fee	*18*	*1*	*19*
	- accrued interest on junior bonds	*-*	*10*	*10*
b) prepaid expenses		532	2,959	3,491
made up as follows:	*interest expense*	*532*	*2,959*	*3,491*
TOTAL ASSETS		**157,048**	**39,783**	**196,831**
LIABILITIES				
20. Due to financial institutions		526,316	1,656,555	2,182,871
made up as follows:	*- Purchaser of loans sold*	*525,471*	*1,634,968*	*2,160,439*
	- collections from customers to be returned	*845*	*21,587*	*22,432*
TOTAL LIABILITIES		**526,316**	**1,656,555**	**2,182,871**
EXPENSES				
10. Interest expense and similar charges		22,097	7,979	30,076
TOTAL EXPENSES		**22,097**	**7,979**	**30,076**
REVENUES				
10. Interest income and similar revenues		11,842	3,788	15,630
made up as follows:	*- interest income on deferred purchase price*	*2,611*	*29*	*2,640*
	- further compensation	*9,231*	*-*	*9,231*
	- additional remuneration of deferred purchase price	*-*	*3,749*	*3,749*
	- Interest on junior bonds	*-*	*10*	*10*
30. Commission income		134	1	135
made up as follows:	*- servicing fees*	*134*	*1*	*135*
TOTAL REVENUES		**11,976**	**3,789**	**15,765**
MEMORANDUM ACCOUNTS				
Loans under administration for collection		23,852	79,138	102,990
TOTAL MEMORANDUM ACCOUNTS		**23,852**	**79,138**	**102,990**

Part C - Notes to the Consolidated Profit and Loss Account

Section 1 INTEREST

Interest, and similar income and charges are detailed as follows:

(Consolidated amounts in thousands of €)

ITEMS	2001	2000
10. Interest income and similar revenues	11,717,282	10,652,779
20. Interest expense and similar charges	6,746,779	5,983,310

1.1 Composition of Item 10 "Interest income and similar revenues"

(Consolidated amounts in thousands of €)	2001	2000
a) on loans to banks	1,223,901	1,062,782
of which:		
- on loans to central banks	*80,564*	*65,198*
b) on loans to customers	8,488,002	7,470,081
c) on debt securities	1,955,207	2,064,845
d) other interest income	50,172	55,071
e) Positive balances of hedging transaction differentials	-	-
Total	**11,717,282**	**10,652,779**

1.2 Composition of Item 20 "Interest expense and similar charges"

(Consolidated amounts in thousands of €)	2001	2000
a) on amounts due to banks	1,853,290	1,508,283
b) on amounts due to customers	2,744,450	2,480,866
c) on securities in issue	1,444,008	1,588,425
of which:		
- certificates of deposit	*565,579*	*688,346*
d) on deposits received in administration	180	133
e) on subordinated debt	354,325	143,967
f) Negative balances of hedging transaction differentials	350,526	261,636
Total	**6,746,779**	**5,983,310**

1.3 Details of Item 10 "Interest income and similar revenues"

(Consolidated amounts in thousands of €)	2001	2000
a) on assets denominated in foreign currencies	2,829,251	2,768,463
b) on assets denominated in euro	8,888,031	7,884,316
Total	**11,717,282**	**10,652,779**

1.4 Details of Item 20 "Interest expense and similar charges"

(Consolidated amounts in thousands of €)	2001	2000
a) on liabilities denominated in foreign currencies	2,420,810	2,462,983
b) on liabilities denominated in euro	3,975,443	3,258,691
	6,396,253	**5,721,674**
c) Negative balances of hedging transaction differentials	350,526	261,636
Total	**6,746,779**	**5,983,310**

Section 2 COMMISSIONS

Commissions are reported below in the new tables and with the details required by the Bank of Italy starting with the current period:

(Consolidated amounts in thousands of €)	2001	2000
40. Commission income	3,837,430	3,732,699
50. Commission expense	546,519	393,590

2.1 Composition of Item 40 "Commission income"

(Consolidated amounts in thousands of €)	2001	2000
a) Guarantees given	**91,867**	**84,458**
b) Loan related derivatives	**216**	**676**
c) Administration, brokerage and consultancy services:	**2,526,083**	**2,502,418**
1. Security dealing	108,154	213,810
2. Currency dealing	90,931	89,563
3. Asset management accounts:	1,198,470	1,310,976
3.1. Individual	*218,272*	*153,599*
3.2 Collective	*980,198*	*1,157,377*
4. Custody and administration of securities	56,165	45,617
5. Depository bank	45,177	48,306
6. Placement of securities	674,972	445,594
of which: Mutual funds	*363,673*	*318,873*
7. Acceptance of trading instructions	77,480	143,552
8. Consultancy activities	3,620	6,406
9. Distribution of third party services:	271,114	198,594
9.1. Asset management accounts:	*43,740*	*42,571*
a) Individual	*43,740*	*42,571*
b) Collective	-	-
9.2. Insurance products	*227,034*	*155,731*
9.3. Other products	*340*	*292*
d) Collection and payment services	**505,701**	**447,844**
e) Servicing for securitisation transactions	**8,224**	**-**
f) Tax collection services	**132,332**	**135,281**
g) Other services	**573,007**	**562,022**
of which: - Loans made	*416,140*	*379,173*
- Securities services	*8,819*	*9,759*
- Rental of safe deposit boxes	*6,398*	*7,351*
- Refunds and sundry recoveries	*41,045*	*51,611*
- Foreign transactions and services	*6,557*	*7,322*
- Other	*94,048*	*106,806*
Total	**3,837,430**	**3,732,699**

2.2 Details of Item 40 "Commission income": "Distribution channels for products and services"

(Consolidated amounts in thousands of €)

	2001
a) At the Group's branches:	**1,417,659**
1. Asset management accounts	540,676
2. Placement of securities	612,229
3. Third party services and products	264,754
b) Off-site distribution	**726,897**
1. Asset management accounts	657,794
2. Placement of securities	62,743
3. Third party services and products	6,360
Total	**2,144,556**

2.3 Composition of Item 50 "Commission expense"

(Consolidated amounts in thousands of €)

	2001	2000
a) Guarantees received	**8,085**	**5,550**
b) Loan-related derivatives	**210**	**36**
c) Administration and brokerage services:	**306,262**	**212,273**
1. Security dealing	20,082	28,680
2. Currency dealing	3,953	3,196
3. Asset management accounts:	9,299	9,851
3.1. Group portfolio	993	348
3.2. Third party portfolio	8,306	9,503
4. Custody and administration of securities	14,615	13,571
5. Placement of securities	170,586	64,033
of which: Mutual funds	*20,328*	*29,512*
6. Off-site distribution of securities, products and services	87,727	92,942
d) Collection and payment services	**103,448**	**84,486**
e) Other services	**128,514**	**91,245**
of which: - Loans received	*2,495*	*3,066*
- Securities services	*3,776*	*2,587*
- Rental of safe deposit boxes	*10*	*10*
- Foreign transactions and services	*828*	*2,767*
- Insurance products	*930*	-
- Other	*120,475*	*82,815*
Total	**546,519**	**393,590**

Net commissions are detailed as follows:

(Consolidated amounts in thousands of €)

NET COMMISSIONS	2001	2000
Asset management and administration services	**2,136,955**	**2,210,952**
- Trading and placement of securities	249,113	277,330
- Asset management accounts - individual	252,712	186,320
- Management of collective investment funds	1,323,543	1,446,738
- Placement of insurance products	226,104	155,731
- Other securities activities	85,483	144,833
Credit commitments and loans	**497,434**	**455,656**
Collection and payment services	**262,618**	**250,190**
Currency dealing	**92,707**	**90,922**
Tax collection services	**132,332**	**135,281**
Other services	**168,865**	**196,108**
Net commissions	**3,290,911**	**3,339,109**

Section 3 TRADING PROFITS

Trading profits are reported below:

(Consolidated amounts in thousands of €)

	2001	2000
60. Trading profits	933,114	637,965

3.1 Composition of Item 60 "Trading profits"

(Consolidated amounts in thousands of €)

ITEMS/TRANSACTIONS	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1 Revaluations	865,634	-	2,715,274	3,580,908
A.2 Writedowns	-743,738	-	-2,333,779	-3,077,517
B. Other profits/losses	90,176	275,848	63,699	429,723
Totals	**212,072**	**275,848**	**445,194**	**933,114**
1. Government securities	83,298			
2. Other debt securities	18,106			
3. Variable-yield securities	-111,289			
4. Derivative contracts on securities	221,957			

Section 4 ADMINISTRATIVE COSTS

Total administrative costs, which are broken down below, are as follows:

(Consolidated amounts in thousands of €)

ITEM	2001	2000
80. Administrative costs	4,857,977	4,400,874

Composition of Item 80 "Administrative costs"

(Consolidated amounts in thousands of €)	2001	2000
a) Payroll costs:		
- Wages and salaries	2,151,868	1,946,795
- Social security contributions	583,135	565,604
- Severance pay	130,391	118,330
- Pensions and similar benefits	46,402	41,145
- Other	132,760	101,146
	3,044,556	**2,773,020**
b) Other administrative costs:		
- Indirect taxes and duties	282,420	294,487
- Miscellaneous costs and expenses	1,531,001	1,333,367
	1,813,421	**1,627,854**
Total	**4,857,977**	**4,400,874**

Miscellaneous costs and expenses are detailed below:

Remuneration paid to outside consultants	*191,756*	*153,605*
Insurance	*27,126*	*25,324*
Advertising	*142,614*	*123,395*
Surveillance of premises and securities inventory:	*78,876*	*70,644*
- Internal and external surveillance of premises	*39,433*	*36,264*
- Transport and safekeeping of valuables and documents	*39,443*	*34,380*
Provision of various services by third parties	*188,464*	*160,402*
Property-related expenses	*299,563*	*272,023*
- Rental expenses	*175,065*	*149,318*
- Maintenance of premises	*33,923*	*33,307*
- Cleaning of premises	*29,840*	*31,343*
- Energy consumption	*60,735*	*58,055*
Maintenance and charges for furniture, machinery and equipment:	*93,326*	*75,313*
- Repair and maintenance of furniture, machinery and equipment	*65,929*	*56,199*
- Lease of electronic equipment and software	*27,397*	*19,114*
Postage, telephone, printed materials and other office expenses:	*233,392*	*211,860*
- Postage, telephone, telegraph and telex	*172,488*	*159,899*
- Printing and stationery	*50,270*	*39,170*
- Various office equipment	*10,634*	*12,791*
Rentals and other travel expenses:	*89,714*	*69,995*
- Travelling expenses	*46,698*	*35,400*
- Various hire charges	*43,016*	*34,595*
Credit information and searches	*17,687*	*16,913*
Other costs:	*168,483*	*153,893*
- Compensation and fees paid to directors and statutory auditors	*15,140*	*17,025*
- Donations	*3,871*	*3,435*
- Other	*149,472*	*133,433*
Total	**1,531,001**	**1,333,367**

4.1 Average number of employees by category

AVERAGE NUMBER OF EMPLOYEES	2001	2000
a) Senior managers	799	644
b) Executives	7,256	6,623
c) Remaining staff	56,295	56,401
Total	**64,350**	**63,668**

The number of employees indicated above is the arithmetic mean of the number of employees at the end of the current and prior periods.

NUMBER OF EMPLOYEES AT END OF YEAR	2001	2000
a) Senior managers	899	699
b) Executives	6,326	8,185
c) Remaining staff	56,351	56,240
Total	**63,576**	**65,124**
Temporary positions are included in year-end totalling	3,725	3,700

Section 5 WRITEDOWNS, WRITE-BACKS AND PROVISIONS

Writedowns, write-backs and provisions are as follows:

(Consolidated amounts in thousands of €)	2001	2000
90. Writedowns of intangible and tangible fixed assets	681,900	465,792
100. Provisions for risks and charges	256,545	329,871
120. Writedowns of loans and provisions for guarantees and commitments	1,285,084	1,441,630
130. Write-backs of loans and provisions for guarantees and commitments	489,620	603,040
140. Provisions to loan loss reserves	57,367	64,699
150. Writedowns of financial investments	148,130	75,172
160. Write-backs of financial investments	21,301	41,580
170. Income (loss) from equity investments valued at net equity	422	14,718
230. Change in fund for general banking risks	+4,810	-8,484

Composition of Item 90 "Writedowns of intangible and tangible fixed assets"

(Consolidated amounts in thousands of €)	2001	2000
Writedowns of tangible assets:	**264,780**	**231,723**
- Property	89,193	91,716
- Furniture	53,317	44,848
- Plant assets	122,270	95,159
Writedowns of intangible assets:	**303,777**	**160,745**
of which: goodwill	*162,248*	*41,259*
Writedowns of positive consolidation differences *	**112,194**	**72,467**
Writedowns of positive net equity differences *	**1,149**	**857**
Total	**681,900**	**465,792**

* For details see Section 8 of the notes to accounts.

Composition of Item 100 "Provisions for risks and charges"

(Consolidated amounts in thousands of €)	2001	2000
Provisions to "reserves for risks and charges":		
- Sub-item d) "Other reserves"	256,545	329,871
Total	**256,545**	**329,871**

The allocation in 2001 was made to cover projected charges of various types: in particular, € 96,451, which corresponded to tax benefits under Legislative Decree 153/99, was allocated in the event there is a negative outcome to the action to contest the decision of the European Commission regarding alleged state subsidies.

Details of Item 120 "Writedowns of loans and provisions for guarantees and commitments"

(Consolidated amounts in thousands of €)	2001	2000
Writedowns of loans:	**1,235,765**	**1,378,185**
- to banks	4,044	24,735
- to customers	1,227,424	1,352,140
- to associated companies (other than Group companies)	4,297	1,310
Provisions to "reserves for risks and charges":	**49,319**	**63,445**
- Sub-item d) "Other reserves":		
provisions for guarantees and commitments	49,319	63,445
Total	**1,285,084**	**1,441,630**

Composition of Item 130 "Write-backs of loans and provisions for guarantees and commitments"

(Consolidated amounts in thousands of €)	2001	2000
- Write-backs of loans	445,160	546,541
- Write-backs of provisions for guarantees and commitments	44,460	56,499
Total	**489,620**	**603,040**

Composition of Item 140 "Provisions to loan loss reserves"

(Consolidated amounts in thousands of €)	2001	2000
- Provisions for the year	57,367	64,699
Total	**57,367**	**64,699**

Composition of Item 150 "Writedowns of financial investments"

(Consolidated amounts in thousands of €)	2001	2000
- Writedowns of securities	110,331	40,911
- Writedowns of equity investments	37,799	34,261
Total	**148,130**	**75,172**

Composition of Item 160 "Write-backs of financial investments"

(Consolidated amounts in thousands of €)	2001	2000
- Write-backs of securities	19,167	38,985
- Write-backs of equity investments	2,134	2,595
Total	**21,301**	**41,580**

Composition of Item 230 "Changes in the fund for general banking risks"

(Consolidated amounts in thousands of €)	2001	2000
- Funding	+ 9,610	+ 3,243
- Drawings	- 4,800	- 11,727
Total	**+ 4,810**	**- 8,484**
of which:		
- Unicredit Suisse Bank S.A.	*+ 1,349*	
- Banca Mediocredito S.p.A.	*+ 2,000*	
- Pioneer Investment Management S.G.R.p.A. (included in consolidated accounts of the Pioneer Group)	*+ 6,000*	
- Grifofactor S.p.A.	*+ 181*	
- Cassa di Risparmio Trieste Banca D.D.	*+ 80*	
Total	**+ 9,610**	
Mediovenezie Banca S.p.A.	- 4,800	
Total	**- 4,800**	
Total	**+ 4,810**	

5.1 Composition of Item 120 "Writedowns of loans and provisions for guarantees and commitments"

(Consolidated amounts in thousands of €)	2001	2000
Writedowns of loans:	1,235,765	1,378,185
of which:		
- General write-downs for country risk	*7,757*	*23,933*
- Other general write-downs	*262,822*	*267,112*
Provisions to "reserves for risks and charges":	49,319	63,445
- Sub-item d) "Other reserves":		
provisions for guarantees and commitments	49,319	63,445
of which:		
- Provisions for country risk	*2,430*	*4,291*
- Other general provisions	*2,210*	*4,406*
Total	**1,285,084**	**1,441,630**

Section 6 OTHER ITEMS OF THE PROFIT AND LOSS ACCOUNT

The profit and loss items not described in the preceding sections of the notes to accounts are as follows:

(Consolidated amounts in thousands of €)

ITEMS	2001	2000
30. Dividends and other revenues	78,058	62,956
70. Other operating income	1,067,483	930,656
110. Other operating expenses	351,772	336,651
190. Extraordinary income	417,315	430,968
200. Extraordinary charges	185,986	330,775
240. Income tax for the year	1,484,562	1,435,049
250. Minority portion of income (loss) for the year	500,875	463,578

Composition of Item 30 "Dividends and other revenues"

(Consolidated amounts in thousands of €)

	2001	2000
Dividends and other revenues		
a) on shares, quotas and other variable yield securities	26,230	28,547
b) on equity investments	51,828	34,409
c) on equity investments in Group companies	-	-
Total	**78,058**	**62,956**

6.1 Composition of Item 70 "Other operating income"

(Consolidated amounts in thousands of €)

	2001	2000
Merchant banking activities	**87**	**-**
Premiums received for options	**877**	**87,170**
Debits to third parties:	**651,616**	**553,758**
- Tax reimbursements	188,881	205,300
- Customer insurance premiums	14,320	12,249
- On deposits and current accounts	448,415	336,209
Miscellaneous income:	**413,402**	**284,517**
- Rental income	17,033	20,546
- Reimbursements of various amounts due in prior periods	22,370	19,542
- Miscellaneous reimbursements for costs incurred in prior periods	42,792	15,137
- Other	331,207	229,292
Income on leased fixed assets	**1,501**	**5,211**
Total	**1,067,483**	**930,656**

6.2 Composition of Item 110 "Other operating expenses"

(Consolidated amounts in thousands of €)	2001	2000
Payments for fixed assets under financial leases	1,502	4,072
Adjustments of conditions affecting prior periods	35,161	23,355
Restitutions for revenues from services	21,750	3,207
Option premiums	102,644	87,271
Other costs	190,715	218,746
Total	**351,772**	**336,651**

6.3 Composition of Item 190 "Extraordinary income"

(Consolidated amounts in thousands of €)	2001	2000
Profits on sales of:	**202,787**	**161,994**
- Property	34,658	37,221
- Investment securities	32,706	3,031
- Equity investments	98,056	111,918
- Other assets	5,931	9,824
- Equity investments consolidated on a line-by-line basis	31,436	-
Contingent gains and reversal of liabilities:	**214,528**	**268,974**
- Surpluses from prior year provisions	66,742	69,385
- Reversal of liabilities due to write-offs	11,539	5,514
- Write-backs to assets written off	182	1,481
- Deferred tax assets related to prior periods	48,987	20,886
- Miscellaneous	87,078	171,708
Total	**417,315**	**430,968**

6.4 Composition of Item 200 "Extraordinary charges"

(Consolidated amounts in thousands of €)	2001	2000
Losses on sales of:	**35,054**	**62,549**
- Property	8,574	5,130
- Investment securities	9,624	760
- Equity investments	14,586	50,003
- Other financial fixed assets	-	-
- Other assets	2,270	6,656
Contingent losses and reversal of assets:	**150,932**	**268,226**
- Payroll costs due to separation bonuses	19,485	19,131
- Losses due to miscellaneous risks	19,700	24,846
- Deferred taxes related to prior periods	122	511
- Provisions to "reserves for risks and charges":	-	126,016
- Miscellaneous	111,625	97,722
Total	**185,986**	**330,775**

Composition of Item 240 "Income taxes for the period"

(Consolidated amounts in thousands of €)	2001
1. Current taxes	1,834,519
2. Changes in deferred tax assets	31,093
3. Changes in deferred taxes	-381,050
4. Income tax for the year	**1,484,562**

Composition of Item 250 "Minority portion of net profit (loss) for the year"

(Consolidated amounts in thousands of €)	2001	2000
Net profit (loss) of the following companies	**687,344**	**572,627**
Rolo Banca 1473 S.p.A.	367,255	291,833
Gruppo Bank Pekao S.A.	163,978	95,102
Credit Carimonte S.p.A.	84,192	86,178
Rolo International Asset Management S.A.	28,814	16,652
Banca Agr. Comm. Rep. S. Marino S.A.	12,999	12,676
Banca dell'Umbria 1462 S.p.A.	11,816	725
Locat S.p.A.	9,592	10,281
Cassa di Risparmio di Carpi S.p.A.	8,199	5,324
Banca Mediocredito S.p.A.	3,691	1,548
Cassa di Risparmio di Trieste Banca S.p.A.	3,465	2,051
Rolo Pioneer S.G.R.p.A.	1,752	3,359
Bulbank A.D.	5,372	62,862
Splitska Banka D.D.	6,544	4,238
Other	-20,325	-20,202
Consolidation adjustments	**-186,469**	**-109,049**
Reversal of dividends collected from Credit Carimonte S.p.A.	-81,986	-85,465
Reversal of dividends collected from Rolo Banca 1473 S.p.A.	-91,774	-41,659
Reversal of dividends collected from Cariverona Banca S.p.A.	-106	-53
Reversal of dividends collected from Cassa di Risparmio di Trieste Banca S.p.A.	-615	-594
Other consolidation adjustments	-11,988	18,722
Total	**500,875**	**463,578**

Section 7 OTHER NOTES TO THE PROFIT AND LOSS ACCOUNT

7.1 Geographical distribution of income

This table covers Items 10, 30, 40, 60 and 70 of the profit and loss account.

(Consolidated amounts in thousands of €)	2001	2000
- Italy	12,857,422	11,839,901
- Other EU countries	1,160,644	1,114,153
- Other countries	3,615,301	3,063,001
Total	**17,633,367**	**16,017,055**

Part D - Other Information

Section 1 DIRECTORS AND STATUTORY AUDITORS

1.1 Remuneration

(Consolidated amounts in thousands of €)	2001
a) Directors	4,423
b) Statutory auditors	467
	4,890

1.2 Loans and guarantees issued

(Consolidated amounts in thousands of €)	2001
a) Directors	1,133,132
b) Statutory auditors	272
	1,133,404

Amounts include transactions generated, in accordance with current laws, with companies in which the company Directors and Statutory Aditors of the Parent Company have an interest.

Section 2 CONSOLIDATED CASH FLOW STATEMENT

(Consolidated amounts in thousands of €)

	2001
FUNDS GENERATED AND COLLECTED	
Funds generated from operations:	
Net profit for the period	1,453,719
Writedowns (write-backs) of loans	1,170,354
Provision to employee severance pay reserve	129,238
Provision to reserve for retirement and similar obligations	34,766
Provision to taxation reserves and deferred taxes	1,636,331
Provision to consolidation reserve for future risks and charges	44,089
Provisions for risks and charges – other	200,370
Provisions to loan loss reserves	48,775
Writedowns (write-backs) of intangible and tangible fixed assets	680,795
Writedowns (write-backs) of financial investments	178,154
Total funds generated from operations	**5,576,591**
Group shareholders' equity (increase in capital and reserves)	
- Capital stock	2,518
- Share premium reserve	-
- Reserves (other changes)	83,443
Total increase in capital and reserves	**85,961**
Increase in minority portion of shareholders' equity	**274,302**
Other funds collected:	
Negative consolidation and net equity differences	15,260
Subordinated debt	2,476,643
Due to banks	- 7,136,717
Due to customers (including deposits received in administration)	8,349,216
Securities in issue	965,321
Accrued liabilities and deferred income	66,108
Other liabilities	- 643,711
Total changes in other funds collected	**4,092,120**
Total funds generated and collected	**10,028,974**
FUNDS USED AND INVESTED	
Dividends distributed and other allocations (charities, etc.)	648,864
Uses of provisions to taxation reserves, employee severance pay reserve and reserves for risks and charges	1,618,555
Cash and deposits with central banks	610,287
Loans to banks	73,387
Loans to customers	3,639,716
Securities	- 65,630
Equity investments	761,895
Intangible and tangible fixed assets (including positive consolidation differences)	767,803
Accrued income and pre-paid expenses	282,877
Other assets	1,691,220
Total funds used and invested	**10,028,974**

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

Annexes to the Consolidated Accounts

ANNEXES

- Reconciliation of net profit and shareholders' equity of the Parent Company and net profit and shareholders' equity of the Group
- Forward transactions (securities and foreign exchange) and other derivative instruments (IOSCO tables)
- Composition of Item 70 "Equity investments" as at 31 December 2001
- Composition of Item 80 "Equity Investments in Group Companies" as at 31 December 2001
- Credit and debit positions with Group companies as at 31 December 2001
- Credit and debit positions with associated companies (major non-Group companies) as at 31 December 2001
- Significant Equity Investments (pursuant to Art. 126 of CONSOB Regulation No. 11.971 of 14 May 1999).

Net profit and Shareholders' equity

Reconciliation of net profit and shareholders' equity of the Parent Company and net profit and shareholders' equity of the Group

The following adjustments were used to arrive at consolidated shareholders' equity and net profit for the period for the Group from the figures for shareholders' equity and net profit for the period for UniCredito Italiano S.p.A.:

(Consolidated amounts in thousands of €)	SHAREHOLDERS' EQUITY *	OF WHICH: NET PROFIT FOR THE YEAR
Parent Company as at 31 December 2001	**8,305,686**	**1,088,882**
Excess over book value:		
- consolidated companies	2,714,048	2,046,869
- companies valued using the net equity method	4,211	422
Dividends collected during the period by the Parent Company	-1,399,289	-1,583,053
Other consolidation adjustments	-90,038	-99,401
Group Consolidated Position as at 31 December 2001	**9,534,618**	**1,453,719**
Minority portion of shareholders' equity and net profit	*2,869,583*	*500,875*
Balance as at 31 December 2001	**12,404,201**	**1,954,594**

* Shareholders' equity is made up of: Capital, share premium reserve, reserves, revaluation reserves, retained earnings (losses), fund for general banking risks, and net profit (loss) for the year.

IOSCO TABLES: Forward transactions (securities and foreign exchange) and other derivative instruments

Notional principal broken down by type of contract and risk

(Consolidated amounts in thousands of €)	INTEREST RATES	EXCHANGE RATES & GOLD	STOCK PRICES & INDEXES	OTHER	TOTALS
Trading contracts	**423,849,508**	**61,722,950**	**36,404,714**	**314,514**	**522,291,686**
- Unlisted	**397,795,555**	**61,703,001**	**28,896,838**	**313,454**	**488,708,848**
Forward trading	1,982,190	27,753,767	359,736	-	30,095,693
FRA	31,204,635	-	-	-	31,204,635
Swaps	253,582,427	206,020	-	13,275	253,801,722
Basis Swaps	51,182,148	1,608,133	-	-	52,790,281
Options purchased	31,180,450	15,850,188	13,628,788	149,733	60,809,159
Options sold	28,663,705	16,284,893	14,908,314	150,446	60,007,358
- Listed	**26,053,953**	**19,949**	**7,507,876**	**1,060**	**33,582,838**
Futures purchased	18,170,797	-	338,040	687	18,509,524
Futures sold	1,865,272	-	116,012	-	1,981,284
Options purchased	2,705,807	384	3,220,747	291	5,927,229
Options sold	3,312,077	19,565	3,833,077	82	7,164,801
Non-trading contracts	**91,178,693**	**18,143,914**	**12,518,453**	**173,910**	**122,014,970**
- Unlisted	**91,163,773**	**18,074,087**	**9,965,142**	**170,538**	**119,373,540**
Forward trading	-	15,788,849	-	-	15,788,849
FRA	2,923,767	-	-	-	2,923,767
Swaps	80,879,149	1,967,943	256,253	-	83,103,345
Basis Swaps	6,112,258	196,913	-	-	6,309,171
Options purchased	692,939	97,102	6,388,051	86,955	7,265,047
Options sold	555,660	23,280	3,320,838	83,583	3,983,361
- Listed	**14,920**	**69,827**	**2,553,311**	**3,372**	**2,641,430**
Futures purchased	14,920	-	4,506	-	19,426
Futures sold	-	-	4,506	-	4,506
Options purchased	-	-	-	-	-
Options sold	-	69,827	2,544,299	3,372	2,617,498
Grand total	**515,028,201**	**79,866,864**	**48,923,167**	**488,424**	**644,306,656**
of which: Unlisted	*488,959,328*	*79,777,088*	*38,861,980*	*483,992*	*608,082,388*

Currency trades and derivatives in the IOSCO tables were not eliminated from intra-group dealings (as this would have been burdensome).

IOSCO TABLES: Forward transactions (securities and foreign exchange) and other derivative instruments

Unlisted contracts: notional principal, market value, potential credit equivalent (add on)

(Consolidated amounts in thousands of €)	INTEREST RATES	EXCHANGE RATES & GOLD	STOCK PRICES & INDEXES	OTHER	TOTALS
Notional principal	**488,959,328**	**79,777,088**	**38,861,980**	**483,992**	**608,082,388**
Market values					
Trading contracts					
a) Positive value					
Forward trading	27,172	473,422	1,344	-	**501,938**
FRA	2,668	-	-	-	**2,668**
Swaps	3,177,270	15,013	-	2,299	**3,194,582**
Basis Swaps	1,433,615	12,873	-	-	**1,446,488**
Options purchased	72,201	288,439	288,154	7,865	**656,659**
	4,712,926	**789,747**	**289,498**	**10,164**	**5,802,335**
b) Negative value					
Forward trading	3,775	405,657	1,343	-	**410,775**
FRA	3,415	-	-	-	**3,415**
Swaps	2,393,095	15,000	-	2,299	**2,410,394**
Basis Swaps	708,724	23,925	-	-	**732,649**
Options sold	21,075	164,295	394,366	5,015	**584,751**
	3,130,084	**608,877**	**395,709**	**7,314**	**4,141,984**
Non-trading contracts					
a) Positive value					
Forward trading	-	233,105	-	-	**233,105**
FRA	1,224	-	-	-	**1,224**
Swaps	636,737	26,484	11,793	-	**675,014**
Basis Swaps	25,067	23,707	-	-	**48,774**
Options purchased	12,008	1,752	206,330	5,034	**225,124**
	675,036	**285,048**	**218,123**	**5,034**	**1,183,241**
b) Negative value					
Forward trading	-	149,208	-	-	**149,208**
FRA	2,194	-	-	-	**2,194**
Swaps	1,482,313	2,418	-	-	**1,484,731**
Basis Swaps	121,098	86,999	-	-	**208,097**
Options sold	5,025	673	156,692	4,879	**167,269**
	1,610,630	**239,298**	**156,692**	**4,879**	**2,011,499**
Market values					
- positive	**5,387,962**	**1,074,795**	**507,621**	**15,198**	**6,985,576**
- negative	**4,740,714**	**848,175**	**552,401**	**12,193**	**6,153,483**
Potential credit equivalent (add on)	**1,351,043**	**794,608**	**1,565,930**	**26,758**	**3,738,339**

IOSCO TABLES: Forward transactions (securities and foreign exchange) and other derivative instruments

Notional principal of unlisted contracts by residual life

(Consolidated amounts in thousands of €)	UP TO ONE YEAR	ONE TO FIVE YEARS	OVER 5 YEARS	TOTAL
a) Interest rate contracts	**256,994,989**	**175,466,308**	**56,498,031**	488,959,328
Trades of fixed-income securities	1,900,766	81,424	-	**1,982,190**
Derivatives	255,094,223	175,384,884	56,498,031	**486,977,138**
of which: options purchased	*10,467,699*	*20,020,909*	*1,384,781*	***31,873,389***
b) Exchange rate contracts	**75,349,691**	**3,970,234**	**457,163**	79,777,088
Trades of fixed-income securities	41,993,625	1,416,679	132,312	**43,542,616**
Derivatives	33,356,066	2,553,555	324,851	**36,234,472**
of which: options purchased	*15,237,035*	*710,256*	-	***15,947,291***
c) Stock price contracts	**16,225,225**	**19,959,899**	**2,676,856**	38,861,980
Trades of fixed-income securities	359,736	-	-	**359,736**
Derivatives	15,865,489	19,959,899	2,676,856	**38,502,244**
of which: options purchased	*5,846,309*	*12,003,032*	*2,167,497*	***20,016,838***
d) Other contracts	**242,391**	**241,601**	**-**	483,992
Trades of fixed-income securities	-	-	-	-
Derivatives	242,391	241,601	-	**483,992**
of which: options purchased	*117,502*	*119,186*	-	***236,688***
Total	**348,812,296**	**199,638,042**	**59,632,050**	608,082,388

IOSCO TABLES: Forward transactions (securities and foreign exchange) and other derivative instruments

Information on the credit quality of unlisted contracts

(Consolidated amounts in thousands of €)		EXPOSURE BEFORE COLLATERAL AND GUARANTEES: MARKET VALUE Negative	MARKET VALUE Positive	CREDIT EXPOSURE Current	CREDIT EXPOSURE Potential	CREDIT EXPOSURE Overall	SECURITY Collateral	SECURITY Guarantees	Weighted credit equivalent * after security
0%	Governments, central banks, Zone A	2	8,264	8,264	16,835	25,099	-	-	-
20%	government entities, banks, Zone A Supranational organizations, *banks, Zone B with residual life up to 1 year*	*5,762,778*	*5,564,810*	*5,564,810*	*3,132,369*	*8,697,179*	-	-	***1,739,436***
50%	Individual customers	390,703	1,412,503	1,412,503	589,136	2,001,639	-	-	**1,000,819**
100%	government entities, *banks, Zone B with residual life over 1 year*	-	-	-	-	-	-	-	-
Total		**6,153,483**	**6,985,577**	**6,985,577**	**3,738,340**	**10,723,917**	**-**	**-**	**2,740,255**

(*) based on Basil Committee rules (Customers 50% - Banks 20%)

Information on expired contracts and related loan losses

Information on expired derivative contracts	Time since expiration	Amount
Book value of expired derivatives	30 - 90 days ago	-
Book value of expired derivatives	over 90 days ago	-
Positive market value of expired derivatives	30 - 90 days ago	-
Positive market value of expired derivatives	over 90 days ago	-
Reported loan losses		-

Composition of Item 70 "Equity investments" as at 31 December 2001

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
VALUED WITH THE EQUITY METHOD				
Banks				
Listed				-
Unlisted				
1 Banca Cassa di Risparmio di Savigliano S.p.A.	Savigliano	31.01 %	Banca C.R.T. S.p.A.	17,265
2 BHI SA (formerly Bank Handlowy International S.A.)	Luxembourg	21.63 %	Bank Pekao S.A.	1,670
3 Cassa di Risparmio di Bra S.p.A.	Bra	31.02 %	Banca C.R.T. S.p.A.	13,585
4 Cassa di Risparmio di Fossano S.p.A.	Fossano	23.08 %	Banca C.R.T. S.p.A.	16,277
5 Cassa di Risparmio di Saluzzo S.p.A.	Saluzzo	31.02 %	Banca C.R.T. S.p.A.	19,311
				68,108
TOTAL BANKS				**68,108**
Financial institutions				
Listed				-
Unlisted				
6 Adriatic Invest d.o.o.	Zagreb	45.00 %	Splitska Banka D.D.	1,687
7 FIDIA - Fondo Interbancario d'Investimento Azionario SGR S.p.A.	Milan	25.00 %	UniCredito Italiano S.p.A.	4,029
8 Jupiter NFI S.A.	Warsaw	32.43 %	Bank Pekao S.A.	38,648
9 Leasing Fabryczny Sp.zo.o. (formerly BDK - Daewoo Leasing)	Lublin	50.00 %	Bank Pekao S.A.	3,563
10 LISEURO S.p.A.	Udine	35.11 %	Cassa di Risparmio di Trieste Banca S.p.A.	1,206
11 Milano Innovazione S.G.R. S.p.A.	Sesto San Giovanni (MI)	33.33 %	UniCredito Italiano S.p.A.	100
12 Pioneer ITI Amc limited	Chennai	47.67 %	Pioneer Investment Management Inc.	1,903
13 PROMINVESTMENT S.P.A.	Rome	25.00 %	UniCredito Italiano S.p.A.	219
14 Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	Udine	33.33 %	Rolo Banca 1473 S.p.A.	1,360
				52,715
TOTAL FINANCIAL INSTITUTIONS				**52,715**

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
Other				
Listed				
15 Immobiliare Lombarda SpA	Milan	19.81 %	Credito Italiano S.p.A.	33,283
		11.16 %	UniCredito Italiano S.p.A.	33,817
				67,100
Unlisted				
16 Commercial Union Vita S.p.A.	Milan	45.00 %	UniCredito Italiano S.p.A.	84,042
17 CONSORZIO CA.RI.CE.SE.	Bologna	9.59 %	UniCredito Italiano S.p.A.	156
		0.17 %	Banca Agric. Comm. Rep. S. Marino S.A.	3
		0.03 %	Banca dell'Umbria 1462 S.p.A.	1
		0.07 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	1
		0.07 %	Cassamarca S.p.A.	1
		23.92 %	Rolo Banca 1473 S.p.A.	388
		0.07 %	Banca C.R.T. S.p.A.	1
		0.07 %	Credito Italiano S.p.A.	1
		0.07 %	Cariverona Banca S.p.A.	1
18 CreditRAS Assicurazioni S.p.A.	Milan	50.00 %	UniCredito Italiano S.p.A.	4,397
19 CreditRas Vita S.p.A.	Milan	50.00 %	UniCredito Italiano S.p.A.	82,753
20 Duerrevita S.p.A.	Bologna	50.00 %	Rolo Banca 1473 S.p.A.	48,218
21 Grifo Insurance Brokers S.r.l.	Perugia	38.41 %	Banca dell'Umbria 1462 S.p.A.	94
22 Immocri S.p.A.	Rome	0.58 %	Cassamarca S.p.A.	316
		39.94 %	Banca C.R.T. S.p.A.	21,951
		2.60 %	Cariverona Banca S.p.A.	1,428
		0.78 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	428
		1.42 %	Cassa di Risparmio di Trieste Banca S.p.A.	780
23 Locat Rent S.p.A.	Milan	50.00 %	LOCAT S.p.A.	2,239
24 S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.	Borgo Maggiore	50.00 %	Banca Agric. Comm. Rep. S. Marino S.A.	263
25 Selezione Terza S.r.l.	Rome	50.00 %	UniCredito Italiano S.p.A.	144
				247,606
TOTAL OTHER				**314,706**
TOTAL EQUITY INVESTMENTS VALUED WITH THE EQUITY METHOD				**435,529**

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
VALUED AT COST				
Banks				
Listed				
1 Banca Intesa S.p.A.	Milan	..	Cariverona Banca S.p.A.	103
2 Banca Nazionale del Lavoro S.p.A.	Rome	0.01 %	Cariverona Banca S.p.A.	101
		..	Cassa di Risparmio di Carpi S.p.A.	9
3 Banque Commerciale du Maroc	Casablanca	3.00 %	UniCredito Italiano S.p.A.	5,588
4 COMMERZBANK A.G.	Frankfurt	1.13 %	UniCredito Italiano S.p.A.	147,299
5 MEDIOBANCA Banca di Credito Finanziario S.p.A.	Milan	7.83 %	UniCredito Italiano S.p.A.	410,686
6 Zagrebacka Banka d.d.	Zagreb	9.96 %	UniCredito Italiano S.p.A.	62,506
				626,292
Unlisted				
7 Adria Bank AG	Wien	4.16 %	Splitska Banka D.D.	365
8 Agrobanka A.S.	Prague	0.03 %	Pol'nobanka A.D.	..
9 Banca d'Italia	Rome	1.41 %	Cariverona Banca S.p.A.	2
		0.10 %	Banca dell'Umbria 1462 S.p.A.	5,618
		5.34 %	Banca C.R.T. S.p.A.	8
		0.10 %	Cassa di Risparmio di Carpi S.p.A.	2,767
		0.34 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	9,922
		0.44 %	Cassa di Risparmio di Trieste Banca S.p.A.	10,532
		0.06 %	Cassamarca S.p.A.	1,808
		0.52 %	Rolo Banca 1473 S.p.A.	24,237
		2.67 %	UniCredito Italiano S.p.A.	4
10 Banque Galliere S.A. (in liquidation)	Paris	17.50 %	Cariverona Banca S.p.A.	..
11 Cardine Banca S.p.A.	Bologna	0.04 %	Cassa di Risparmio di Carpi S.p.A.	1,265
12 Credito Agricolo Italiano S.p.A.	Rome	7.50 %	Banca dell'Umbria 1462 S.p.A.	1,017
13 EFIBANCA S.p.A.	Rome	0.16 %	Rolo Banca 1473 S.p.A.	256
14 I.C.C.R.I. Banca federale Europea S.p.A.	Rome	0.14 %	Banca dell'Umbria 1462 S.p.A.	1,509
		0.03 %	Cassa di Risparmio di Carpi S.p.A.	327
15 Istit. per lo Sviluppo Economico dell'Italia Merid. S.p.A. ISVEIMER (in liquidation)	Naples	0.03 %	Rolo Banca 1473 S.p.A.	..
16 Istituto di Credito Sanmarinese	San Marino	5.00 %	Banca Agric. Comm. Rep. S. Marino S.A.	646
17 LHB International Handelsbank A.G.	Frankfurt	0.81 %	Splitska Banka D.D.	437

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
18 Libra Bank (in members' voluntary liquidation)	London	7.07 %	UniCredito Italiano S.p.A.	..
19 Mediocredito Fondiario Centroitalia S.p.A.	Ancona	5.09 %	Cariverona Banca S.p.A.	3,383
20 Mediocredito Friuli Venezia Giulia S.p.A	Udine	1.40 %	Rolo Banca 1473 S.p.A.	550
21 Mediocredito Trentino Alto Adige S.p.A.	Trento	9.35 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	7,130
22 Postabank RT	Budapest	..	Cassa di Risparmio di Trieste Banca S.p.A.	..
23 Zagrebacka Banka BH D. D.	Mostar	8.55 %	UniCredito Italiano S.p.A.	1,496
				73,279
TOTAL BANKS				**699,571**
Financial institutions				
Listed				-
Unlisted				
24 ABE CLEARING S.a.S.	Paris	1.39 %	UniCredito Italiano S.p.A.	1
25 Agenzia per lo sviluppo S.p.A.	Rovereto	1.87 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	375
26 Augusto S.r.l.	Milan	5.00 %	UniCredito Italiano S.p.A.	1
27 Aurora Private Equity Management Company S.A.	Luxembourg	9.84 %	UniCredito Italiano S.p.A.	3
28 Autorizacne Centrum Slovenska A.S.	Bratislava	3.04 %	Pol'nobanka A.D.	105
29 Bankove Zuctovacie Centrum Slovenska A.S.	Bratislava	1.97 %	Pol'nobanka A.D.	140
30 Bankservice AD	Sofia	5.44 %	Bulbank A.D.	183
31 Bipielle Fondicri SGR S.p.A.	Rome	0.25 %	Banca dell'Umbria 1462 S.p.A.	26
32 Borsa Italiana S.p.A.	Milan	2.50 %	Banca C.R.T. S.p.A.	168
		2.50 %	Cariverona Banca S.p.A.	1,150
		2.50 %	UniCredito Italiano S.p.A.	1,113
33 Borsa Merci Trieste S.p.A.	Trieste	10.00 %	Cassa di Risparmio di Trieste Banca S.p.A.	13
34 Botrans	Paris	13.00 %	Bank Pekao S.A.	..
35 Bulgarian Pension Fund AD	Sofia	0.22 %	Bulbank A.D.	5
36 Bulgarian Stock Exchange AD	Sofia	0.34 %	Bulbank A.D.	1
37 Burza Cennych Papierow Bratislava A.S.	Bratislava	0.59 %	Pol'nobanka A.D.	16
38 Business Datebanken International GMBH	Frankfurt	3.33 %	Cariverona Banca S.p.A.	8
39 Capitale e Sviluppo S.p.A.	Perugia	19.52 %	Banca dell'Umbria 1462 S.p.A.	686

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
40 Cassa di Liquidazione e Garanzia S.p.A.	Trieste	24.61 %	Cassa di Risparmio di Trieste Banca S.p.A.	199
41 CEDEL International S.A.	Luxembourg	0.50 %	UniCredito Italiano S.p.A.	396
42 Central Depository AD	Sofia	3.00 %	Bulbank A.D.	2
43 Central Depozitary Agency (Sredisnja Depozitarna Agecija d.d.)	Zagreb	0.10 %	Splitska Banka D.D.	1
44 Centralna Tabela Ofert S.A.	Warsaw	6.94 %	Bank Pekao S.A.	18
45 Centro Factoring S.p.A.	Florence	0.15 %	Cassamarca S.p.A.	34
		0.78 %	Banca C.R.T. S.p.A.	176
		1.33 %	Cariverona Banca S.p.A.	303
		0.28 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	79
		0.30 %	Cassa di Risparmio di Trieste Banca S.p.A.	82
46 Centro Leasing S.p.A.	Florence	2.26 %	Cariverona Banca S.p.A.	2,035
		0.07 %	Cassamarca S.p.A.	67
		1.23 %	Cassa di Risparmio di Trieste Banca S.p.A.	1,452
		1.62 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	1,998
47 Centro Pensioni Complementari Regionale S.p.A.	Bolzano	0.34 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	496
48 Centro Tecnofin Servizi S.p.A.	Rovereto	1.69 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	199
49 Centrofinanziaria S.p.A.	Rome	..	Banca dell'Umbria 1462 S.p.A.	1
50 CLS SERVICES LTD	London	1.45 %	UniCredito Italiano S.p.A.	5,594
51 COFISA - Compagnia finanziaria e di Investimenti S.p.A. (in liquidation)	Milan	2.36 %	UniCredito Italiano S.p.A.	..
52 Colombo S.r.l.	Milan	5.00 %	UniCredito Italiano S.p.A.	1
53 Consortium Srl	Milan	18.35 %	UniCredito Italiano S.p.A.	137,418
54 CPF Management	British Virgin Islands	40.00 %	Bank Pekao S.A.	..
55 Credifarma S.p.A.	Rome	17.00 %	UniCredito Italiano S.p.A.	1,291
56 Diocleziano S.r.l.	Milan	5.00 %	UniCredito Italiano S.p.A.	1
57 E-MID S.p.A.	Milan	0.50 %	Banca dell'Umbria 1462 S.p.A.	30
		3.68 %	UniCredito Italiano S.p.A.	221
58 EPTAFID S.p.A.	Milan	15.70 %	Cariverona Banca S.p.A.	218
59 Euroclear Plc	London	0.25 %	Rolo Banca 1473 S.p.A.	7
		0.25 %	UniCredito Italiano S.p.A.	223

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
60 Euroclear Bank S.A./N.V. (formerly Euro-Clear Clearance		..	Banca C.R.T. S.p.A.	..
System Soc. Coop.)	Luxembourg	..	Bulbank A.D.	..
61 EUROFIDI		7.89 %	Banca C.R.T. S.p.A.	608
Consorzio Garanzia Fidi	Torino	0.32 %	Banca Mediocredito S.p.A.	34
62 EUROMTS LIMITED	London	1.25 %	UniCredito Italiano S.p.A.	697
63 Europay Hrvatska d.o.o.	Zagreb	12.50 %	Splitska Banka D.D.	1
64 Eurosim - Eurocasse di	Milan	0.32 %	Banca dell'Umbria 1462 S.p.A.	..
intermediazione		1.73 %	Cassamarca S.p.A.	..
mobiliare S.p.A.		0.49 %	Cassa di Risparmio di Trieste Banca S.p.A.	..
		0.40 %	Cariverona Banca S.p.A.	..
		0.42 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	..
65 Evoluzione 94 S.p.A.	Milan	0.04 %	Cassa di Risparmio di Trieste Banca S.p.A.	15
		3.66 %	Banca C.R.T. S.p.A.	1,043
		0.93 %	Banca Mediocredito S.p.A.	350
66 F.I.L.S.E. S.p.A. Finanziaria Ligure Sviluppo Economico	Genoa	1.20 %	UniCredito Italiano S.p.A.	215
67 Finanz. Region. Friuli Venezia		0.48 %	Rolo Banca 1473 S.p.A.	92
Giulia locaz. ind. di sviluppo FRIULIA LIS S.p.A.	Udine	2.25 %	Cassa di Risparmio di Trieste Banca S.p.A.	380
68 Finanziaria Meridionale FIME S.p.A. (in liquidation)	Rome	3.11 %	Credito Italiano S.p.A.	..
69 Finanziaria Regionale Friuli Venezia Giulia	Trieste	1.27 %	Cassa di Risparmio di Trieste Banca S.p.A.	672
FRIULIA S.p.A.		0.62 %	Rolo Banca 1473 S.p.A.	343
		0.11 %	Cariverona Banca S.p.A.	7
70 Finanziaria Regionale per lo Sviluppo del Molise FINMOLISE S.p.A.	Campobasso	11.84 %	Rolo Banca 1473 S.p.A.	1,001
71 Finanziaria Sviluppo S.p.A.	Rovigo	6.79 %	Cariverona Banca S.p.A.	81
72 FINAOSTA S.p.A. Finanziaria Regionale V.Aosta	Aosta	10.88 %	Banca C.R.T. S.p.A.	10,342
73 FINEST S.p.A.	Pordenone	0.19 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	250
		0.71 %	Cassa di Risparmio di Trieste Banca S.p.A.	946
		0.52 %	Cassamarca S.p.A.	696
		0.09 %	Rolo Banca 1473 S.p.A.	125
		0.52 %	Cariverona Banca S.p.A.	696

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
74 FINEZIT S.p.A. (in liquidation)	Trieste	2.00 %	Rolo Banca 1473 S.p.A.	..
		2.50 %	Cassa di Risparmio di Trieste Banca S.p.A.	18
75 FINPIEMONTE S.p.A. Istituto Fin. Reg. Piemontese	Torino	12.07 %	Banca C.R.T. S.p.A.	5,416
		0.26 %	Banca Mediocredito S.p.A.	89
		0.08 %	Cariverona Banca S.p.A.	26
76 FINPORTO S.p.A.	Trieste	1.17 %	Cassa di Risparmio di Trieste Banca S.p.A.	30
77 Gepafin S.p.A.	Perugia	6.66 %	Banca dell'Umbria 1462 S.p.A.	34
78 Gielda Papierow Wartosciowych S.A.	Warsaw	0.10 %	Bank Pekao S.A.	19
79 International Factors Group S.C.	Bruxelles	2.95 %	UniCredit Factoring S.p.A.	1
		1.45 %	Bank Pekao S.A.	6
80 Intesa Asset Management Società Gestione del Risparmio S.p.A.	Milan	0.28 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	97
		0.56 %	Cassa di Risparmio di Trieste Banca S.p.A.	186
		0.56 %	Cassamarca S.p.A.	257
		0.56 %	Banca dell'Umbria 1462 S.p.A.	21
81 Intesa Leasing S.p.A.	Milan	0.06 %	Cariverona Banca S.p.A.	22
82 Istituto Finanziario Regionale Pugliese - FINPUGLIA S.p.A.	Bari	0.03 %	Rolo Banca 1473 S.p.A.	3
83 Krajowa Izba Rozliczeniowa S.A.	Warsaw	22.96 %	Bank Pekao S.A.	358
84 La compagnie fiduciaire S.p.A. (in liquidation)	Milan	30.00 %	UniCredito Italiano S.p.A.	..
85 LAZIO LIS S.p.A. (in liquidation)	Rome	0.29 %	UniCredito Italiano S.p.A.	..
86 MBU d.o.o.	Zagreb	8.25 %	Splitska Banka D.D.	8
87 Money Market Institution (Trziste Novca i Kratkorocnih vrijednosnica d.d.)	Zagreb	3.95 %	Splitska Banka D.D.	32
88 MONTE TITOLI S.p.A. Istituto per la custodia e amministraz. dei valori mobil.	Milan	1.12 %	Banca C.R.T. S.p.A.	112
		0.70 %	Cariverona Banca S.p.A.	75
		0.23 %	Cassa di Risparmio di Trieste Banca S.p.A.	37
		0.73 %	Rolo Banca 1473 S.p.A.	73
		2.90 %	UniCredit Banca Mobiliare S.p.A.	6,407
		6.25 %	UniCredito Italiano S.p.A.	7,278
89 PARFIN - Società di Partecipazioni e Servizi Finanziari S.p.A. (in bankruptcy)	Bari	0.02 %	Rolo Banca 1473 S.p.A.	..

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
90 Parteco S.r.l. (in liquidation)	Milan	10.00 %	UniCredito Italiano S.p.A.	..
91 Pension Company Saglasie AD	Sofia	6.00 %	Bulbank A.D.	81
92 Pensplan Invest Sgr S.p.A.	Bolzano	4.44 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	439
93 Polcard S.A.	Warsaw	29.70 %	Bank Pekao S.A.	584
94 Polska Gielda Finansowa S.A.	Warsaw	9.16 %	Bank Pekao S.A.	..
95 Raffaello Luxembourg S.c.a.	Luxembourg	15.24 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	2,535
96 Raggio di Sole Finanziaria S.p.A. (in liquidation)	Milan	2.08 %	UniCredito Italiano S.p.A.	..
97 Retex Misura 5	Venice	2.27 %	Cassamarca S.p.A.	210
		5.45 %	Cariverona Banca S.p.A.	594
98 SCONTOFIN S.p.A.	Luxembourg	15.00 %	Credito Italiano S.p.A.	387
99 Sebi S.p.A.	Perugia	16.00 %	Banca dell'Umbria 1462 S.p.A.	28
100 Servizi Interbancari S.p.A.	Rome	0.79 %	Rolo Banca 1473 S.p.A.	247
		0.14 %	Cassamarca S.p.A.	30
		0.17 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	39
		0.24 %	Cariverona Banca S.p.A.	56
		0.14 %	Cassa di Risparmio di Trieste Banca S.p.A.	28
		0.14 %	Banca dell'Umbria 1462 S.p.A.	34
		3.31 %	Banca C.R.T. S.p.A.	584
		4.25 %	UniCredito Italiano S.p.A.	890
101 Società Interbancaria per l'Automazione CedBorsa S.p.A.	Milan	0.13 %	Rolo Banca 1473 S.p.A.	29
		1.40 %	UniCredito Italiano S.p.A.	477
		0.08 %	Cariverona Banca S.p.A.	14
		0.02 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	4
		0.02 %	Cassa di Risparmio di Trieste Banca S.p.A.	3
		..	Banca Mediocredito S.p.A.	..
		0.02 %	Cassamarca S.p.A.	4
		0.02 %	Banca dell'Umbria 1462 S.p.A.	4
		1.09 %	Banca C.R.T. S.p.A.	370
102 Società per il Mercato dei Titoli di Stato - MTS S.p.A.	Rome	0.42 %	Cariverona Banca S.p.A.	45
		2.68 %	UniCredito Italiano S.p.A.	501
		0.10 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	17
		1.80 %	Banca C.R.T. S.p.A.	244

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
103 Società per le Imprese	Rome	0.04 %	Rolo Banca 1473 S.p.A.	52
all'Estero - SIMEST S.p.A.		1.77 %	UniCredito Italiano S.p.A.	2,572
104 Sofaris	Paris	..	Bank Pekao S.A.	..
105 Sviluppumbria S.p.A.	Perugia	4.69 %	Banca dell'Umbria 1462 S.p.A.	232
106 Tecnofin Trentina S.p.A.	Trento	1.87 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	103
107 Veneto Sviluppo	Venice	3.75 %	Cassamarca S.p.A.	1,047
		10.98 %	Cariverona Banca S.p.A.	1,985
		0.57 %	Rolo Banca 1473 S.p.A.	103
				210,307
TOTAL FINANCIAL INSTITUTIONS				**210,307**
Other				
Listed				
108 Binda S.p.A. (in liquidation)	Olgiate	1.27 %	Banca C.R.T. S.p.A.	..
	Olona (VA)	4.93 %	Credito Italiano S.p.A.	..
109 Holding di Partecipazioni Industriali	Milan	0.92 %	UniCredito Italiano S.p.A.	19,616
110 Impregilo S.p.A.	Milan	0.08 %	Banca dell'Umbria 1462 S.p.A.	252
111 SMI Società Metallurgica Italiana S.p.A.	Rome	0.31 %	UniCredito Italiano S.p.A.	1,359
				21,227
Unlisted				
112 24 ORE TELEVISION S.P.A.	Milan	0.99 %	UniCredito Italiano S.p.A.	67
113 Abete Sviluppo S.p.A.	Milan	9.71 %	Credito Italiano S.p.A.	861
114 Acque Granda S.p.A.	Cuneo	9.75 %	Banca C.R.T. S.p.A.	49
115 Aeroporti Vicentini S.p.A.	Vicenza	0.53 %	Cariverona Banca S.p.A.	8
116 Aeroporto del Molise S.p.A.	Campobasso	9.00 %	Rolo Banca 1473 S.p.A.	9
117 Aeroporto G.Marconi di Bologna S.p.A.	Bologna	3.80 %	Rolo Banca 1473 S.p.A.	444
118 Aeroporto Valerio Catullo Verona Villafranca S.p.A.	Verona	4.00 %	Cariverona Banca S.p.A.	696
119 Alto Garda Servizi S.p.A.	Riva (TN)	1.23 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	206
120 AMFA - S.p.A.	Rimini	0.29 %	Rolo Banca 1473 S.p.A.	34
121 AMIA S.p.A:	Rimini	0.23 %	Rolo Banca 1473 S.p.A.	103
122 AMIR S.p.A.	Rimini	0.32 %	Rolo Banca 1473 S.p.A.	103
123 Anica System S.A.	Lublin	35.20 %	Pekao Fundusz Kapitalowy Sp.zo.o.	1.252
124 ARGENTEA S.p.A.	Trento	26.00 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	72
125 ATH Polonia Sp.zo.o. (in liquidation)	Warsaw	2.99 %	Bank Pekao S.A.	..

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
126 ATW Sp.zo.o.	Zagorz	3.23 %	Pekao Fundusz Kapitalowy Sp.zo.o.	116
127 AUTOSTRADA BS-VR-VI-PD S.p.A.	Verona	20.30 %	Cariverona Banca S.p.A.	..
128 Autostrada del Brennero S.p.A.	Trento	0.77 %	Cassa di Risparmio di Carpi S.p.A.	580
		2.41 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	1,450
129 B. Group S.p.A. (formerly Compagnia Iniziative Mobiliari e Immobiliari Srl)	Milan	5.56 %	Rolo Banca 1473 S.p.A.	1,888
130 Baldini e Castoldi S.p.A.	Milan	30.00 %	UniCredito Italiano S.p.A.	1,550
131 Banking Education Centre	Sofia	10.00 %	Bulbank A.D.	..
132 BANKSIEL - Società di Informatica e Organizzazione S.p.A.	Milan	7.00 %	UniCredito Italiano S.p.A.	3,090
133 Beofinest a.d.	Belgrado	18.75 %	Cassa di Risparmio di Trieste Banca S.p.A.	..
134 Bio Energia Fiemme S.p.A.	Cavalese (TN)	6.80 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	258
135 Biuro Informacji Kredytowej S.A.	Warsaw	14.95 %	Bank Pekao S.A.	665
136 C.A.A.B. S.c.p.A.	Bologna	2.19 %	Rolo Banca 1473 S.p.A.	598
137 C.T.E. - Centro Trentino Esposizioni S.c.a.r.l.	Trento	4.24 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	15
138 CAAT Centro Agro-Alimentare Torino - S.Con.p.a.	Grugliasco (TO)	1.68 %	Banca C.R.T. S.p.A.	763
139 Cantina Sociale di Carpi S.c.a r.l.	Carpi	..	Cassa di Risparmio di Carpi S.p.A.	..
140 Ce.D.IM. Centro Documentazione per le Imprese S.r.l. (in bankruptcy)	Ancona	8.78 %	Cariverona Banca S.p.A.	..
141 Cedacrinord S.p.A.	Collecchio (PR)	7.69 %	Cassa di Risparmio di Carpi S.p.A.	1,864
		7.69 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	6,714
142 Centrale dei Bilanci S.r.l. Società per gli Studi Finanziari	Turin	0.83 %	Rolo Banca 1473 S.p.A.	39
		0.83 %	Cariverona Banca S.p.A.	39
		3.33 %	Banca C.R.T. S.p.A.	155
		3.33 %	UniCredito Italiano S.p.A.	155
143 Centrale del Latte di Alessandria e Asti S.p.A.	Alessandria	0.84 %	Banca Mediocredito S.p.A.	1
144 Centrale Rischi Finanz. CRIF S.p.A.	Bologna	5.05 %	UniCredito Italiano S.p.A.	130
145 Centro Affari e Convegni Arezzo S.r.l.	Arezzo	6.08 %	Banca dell'Umbria 1462 S.p.A.	788
146 Centro padano interscambio merci CE.PI.M. S.p.A.	Fontevivo (PR)	2.13 %	Rolo Banca 1473 S.p.A.	138
147 Centro Sviluppo S.p.A.	Aosta	1.25 %	Banca C.R.T. S.p.A.	13

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
148 CFN Class financial Network S.p.A.	Milan	1.24 %	UniCredito Italiano S.p.A.	39
149 Città degli Studi S.p.A.	Biella	0.24 %	Banca Mediocredito S.p.A.	13
		0.67 %	Banca C.R.T. S.p.A.	65
150 CITTANOVA 2000 S.p.A.	Modena	10.00 %	Rolo Banca 1473 S.p.A.	..
151 Comitato Triveneto di Promozione e Sviluppo S.p.A. (in liquidation)	Mestre (VE)	1.50 %	Cariverona Banca S.p.A.	1
		1.50 %	Cassamarca S.p.A.	..
		1.50 %	Cassa di Risparmio di Trieste Banca S.p.A.	2
152 Compagnia Investimenti e Sviluppo CIS. S.p.A.	Villafranca (VE)	4.00 %	Cariverona Banca S.p.A.	520
153 Cons. distretto Tecnol. del Canavese	Ivrea	3.28 %	Banca C.R.T. S.p.A.	15
154 Consorzio Agrario della Zona di Trieste S.C.R.L.(in liquidation)	Trieste	1.87 %	Cassa di Risparmio di Trieste Banca S.p.A.	..
155 Consorzio Agrario Interprovinciale TV-BL S.c.r.l.	Treviso	1.25 %	Cariverona Banca S.p.A.	..
156 Consorzio Agrario Interprovinciale VR-VI S.c.r.l.	Verona	0.02 %	Cariverona Banca S.p.A.	..
157 Consorzio Agrario Provinciale MN S.c.r.l.	Mantova	0.02 %	Cariverona Banca S.p.A.	..
158 Consorzio Bancario SIR S.p.A. (in liquidation)	Rome	0.01 %	Banca C.R.T. S.p.A.	..
159 Consorzio Skillpass (in liquidation)	Rome	12.50 %	UniCredito Italiano S.p.A.	..
160 CONSULSERVICE S.r.l. (in liquidation)	Cavallino (LE)	2.66 %	Rolo Banca 1473 S.p.A.	..
161 Dolina Lak Sp Zo.o.	Malaszewicze	1.22 %	Bank Pekao S.A.	..
162 Duty Free Zone Bourgas AD	Bourgas	5.65 %	Bulbank A.D.	6
163 E.C. BIC Piemonte S.p.A. (in liquidation)	Turin	1.87 %	Banca Mediocredito S.p.A.	..
		9.86 %	Banca C.R.T. S.p.A.	3
164 E.R.V.E.T. Politiche per le Imprese S.p.A.	Bologna	4.13 %	Rolo Banca 1473 S.p.A.	521
165 ELSAG Banklab S.p.A.	Genoa	0.01 %	Cariverona Banca S.p.A.	..
		..	Cassa di Risparmio di Trento e Rovereto S.p.A.	..
		0.31 %	Cassa di Risparmio di Trieste Banca S.p.A.	22
		..	Banca dell'Umbria 1462 S.p.A.	..
166 Ente Autonomo Fiere di Trieste	Trieste	5.47 %	Cassa di Risparmio di Trieste Banca S.p.A.	33

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
167 Ente Autonomo per le fiere di Verona	Verona	22.16 %	Cariverona Banca S.p.A.	1,684
168 EUROS S.p.A. Cefor & Istinform Consulting	Rome	0.10 %	Cariverona Banca S.p.A.	9
169 EUROVITA - Italcasse Assicurazioni S.p.A	Rome	2.74 %	Banca dell'Umbria 1462 S.p.A.	1,320
		2.74 %	Cassa di Risparmio di Carpi S.p.A.	1,276
		0.44 %	Cassamarca S.p.A	..
170 Fabryka Sprzetu Okretowego "Meblomor" S.A.	Czarnkow	23.81 %	Pekao Fundusz Kapitalowy Sp.zo.o.	383
171 Fiera di Forlì S.r.l.	Forlì	1.81 %	Rolo Banca 1473 S.p.A.	95
172 Fincantieri Cantieri Navali Italiani S.p.A.	Trieste	3.03 %	UniCredito Italiano S.p.A.	10,329
173 Fioroni Sistema S.p.A.	Perugia	8.44 %	Banca dell'Umbria 1462 S.p.A.	..
174 Foligno Nuova S.p.A.	Foligno - (PG)	0.67 %	Banca dell'Umbria 1462 S.p.A.	1
175 Funivie Alpe Cermis S.p.A.	Cavalese (TN)	5.00 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	258
176 Giraglia Immobiliare S.p.A.	Milan	17.15 %	Credito Italiano S.p.A.	..
177 Golf Club Modena S.p.A.	Colombaro di Formigine	0.12 %	Cassa di Risparmio di Carpi S.p.A.	36
178 Grupa Inwestycyjna Nywing S.A.	Warsaw	24.60 %	Bank Pekao S.A.	106
179 Health Insurance Company Zakrila AD	Sofia	10.00 %	Bulbank A.D.	103
180 Huta Stalowa Wola S.A.	Stalowa Wola	4.45 %	Pekao Fundusz Kapitalowy Sp.zo.o.	1,033
181 I Gemelli di S. Benigno S.r.l. (in liquidation)	Genoa	12.24 %	Credito Italiano S.p.A.	..
182 I.A.M. Rinaldo Piaggio S.p.A.	Genoa	3.29 %	Credito Italiano S.p.A.	..
		..	Cariverona Banca S.p.A.	..
183 Idroenergia S.c.r.l.	Aosta	0.20 %	UniCredito Italiano S.p.A.	1
184 Impianti S.r.l.	Monza (MI)	1.06 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	..
185 Impresa Grassetto S.p.A.	Tortona (AL)	2.39 %	Credito Italiano S.p.A.	676
186 INDESIT S.p.A. (in liquidation)	Turin	0.03 %	Banca C.R.T. S.p.A.	..
187 INIZIATIVA S.p.A. (in liquidation)	Padua	7.79 %	Cariverona Banca S.p.A.	..
188 Iniziative Urbane S.p.A.	Trento	27.78 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	2,489
189 Insurance Company Bulstrad AD	Sofia	12.84 %	Bulbank A.D.	623
190 Interbrennero S.p.A.	Trento	4.55 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	330
191 International Multimedia University S.p.A.	Gualdo Tadino (PG)	0.77 %	Banca dell'Umbria 1462 S.p.A.	5

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
192 Interporto Bologna S.p.A.	Bologna	1.75 %	UniCredito Italiano S.p.A.	218
		6.36 %	Rolo Banca 1473 S.p.A.	938
193 Interporto di Padova S.p.A.	Padua	1.02 %	UniCredito Italiano S.p.A.	296
194 Interporto di Rovigo S.p.A.	Rovigo	2.54 %	Cariverona Banca S.p.A.	155
195 Iso S.p.A. in concordato preventivo	Foligno (PG)	3.00 %	Banca dell'Umbria 1462 S.p.A.	..
196 ISTICA - Istituto Immobiliare di Catania S.p.A.	Catania	0.52 %	UniCredito Italiano S.p.A.	..
197 Istituto Europeo di Oncologia S.r.l.	Milan	7.46 %	UniCredito Italiano S.p.A.	6,352
198 Istituto per l'Enciclopedia della Banca e della Borsa I.E.B.B. S.p.A.	Rome	0.62 %	Cariverona Banca S.p.A.	..
		0.15 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	1
		5.34 %	UniCredito Italiano S.p.A.	38
		0.57 %	Banca C.R.T. S.p.A.	4
199 ISTUD - Istituto Studi Direzionali S.p.A	Milan	0.50 %	UniCredito Italiano S.p.A.	3
200 Kataweb S.p.A.	Rome	5.00 %	UniCredito Italiano S.p.A.	133,105
201 Lannen Polska	Tolkmicko	50.00 %	Pekao Fundusz Kapitalowy Sp.zo.o.	600
202 Lingotto S.p.A.	Turin	15.65 %	Banca C.R.T. S.p.A.	13,820
203 M.I.A.C. Mercato Ingrosso Agroalimentare S.c.p.a.	Cuneo	4.13 %	Banca C.R.T. S.p.A.	233
204 Masters S.A.	Legnica	33.81 %	Pekao Fundusz Kapitalowy Sp.zo.o.	631
205 METIS Società di fornitura di lavoro temporaneo S.p.A.	Milan	12.50 %	UniCredito Italiano S.p.A.	1,121
206 Multitel S.p.A.	Anzola d'Emilia	4.00 %	UniCredito Italiano S.p.A.	207
		4.72 %	Rolo Banca 1473 S.p.A.	155
207 NOMISMA - Società di studi economici S.p.A.	Bologna	0.03 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	2
		2.42 %	UniCredito Italiano S.p.A.	129
		1.21 %	Rolo Banca 1473 S.p.A.	47
		0.33 %	Cariverona Banca S.p.A.	16
		0.41 %	Banca C.R.T. S.p.A.	22
208 Nortel Inversora S.A.	Argentina	0.18 %	UniCredito Italiano S.p.A.	1,974
209 Nuova Panarotta SpA	Pergine Valsugana	2.81 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	7
210 Olimpia S.p.A.	Milan	10.00 %	UniCredito Italiano S.p.A.	520,088
211 Orel_G Holding	Sofia	19.33 %	Bulbank A.D.	2,623
212 Patto 2000 S.c.a r.l.	Città della Pieve (PG)	2.65 %	Banca dell'Umbria 1462 S.p.A.	10
213 Ponti Engineering S.c.r.l.	Città di Castello	2.00 %	Banca C.R.T. S.p.A.	4

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
214 Port Lotniczy Lublin S.A.	Lublin	3.04 %	Pekao Fundusz Kapitalowy Sp.zo.o.	3
215 PROFINGEST (consorzio)	Bologna	12.08 %	Rolo Banca 1473 S.p.A.	224
216 PROMO S.c.r.l. Società per la promozione dell'economia modenese	Modena	0.36 %	Rolo Banca 1473 S.p.A.	11
217 Riminterme S.p.A.	Miramare di Rimini	0.36 %	Rolo Banca 1473 S.p.A.	18
218 S.A.S.E. S.p.A.	Perugia	11.38 %	Banca dell'Umbria 1462 S.p.A.	..
219 S.I.CRE.F. S.r.l. (in liquidation)	Verona	16.00 %	Cariverona Banca S.p.A.	..
220 S.I.T. Società Industriale Trentina	Trento	4.10 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	1,094
221 S.I.TRA.CI. S.p.A. - Società Italiana per il Traforo del Ciriegia	Cuneo	6.97 %	Banca C.R.T. S.p.A.	538
222 S.T.O.A. S.p.A. Società Triveneta per l'Organiz. e l'Automaz. (in liquidation)	Venice	11.11 %	Cariverona Banca S.p.A.	..
		11.11 %	Cassamarca S.p.A.	..
223 S.W.I.F.T. Society for worldwide Interbank Financial Telecomm. Co-operative Soc.	La Hulpe	0.12 %	Bank Pekao S.A.	133
		0.01 %	Banca dell'Umbria 1462 S.p.A.	1
		..	Bulbank A.D.	10
		0.09 %	Cariverona Banca S.p.A.	23
		..	Cassa di Risparmio di Carpi S.p.A.	3
		..	Cassa di Risparmio di Trento e Rovereto S.p.A.	1
		0.01 %	Cassa di Risparmio di Trieste Banca S.p.A.	4
		0.02 %	Cassamarca S.p.A.	10
		..	Pol'nobanka A.D.	23
		0.04 %	Rolo Banca 1473 S.p.A.	4
		0.29 %	UniCredito Italiano S.p.A.	20
		0.03 %	Banca C.R.T. S.p.A.	1
		..	Splitska Banka D.D.	1
224 Schemaventotto S.p.A.	Moncalieri (TO)	6.67 %	UniCredito Italiano S.p.A.	88,486
225 SELECO S.p.A. (in bankruptcy)	Pordenone	0.06 %	Cariverona Banca S.p.A.	..
		0.13 %	Credito Italiano S.p.A.	..
		0.09 %	Rolo Banca 1473 S.p.A.	..
226 Serenissima Infracom S.p.A.	Verona	0.53 %	Cassamarca S.p.A.	..
		10.72 %	Cariverona Banca S.p.A.	31,698
227 Serin S.r.l.	Trento	20.00 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	20
228 Sistema Trieste S.r.l.	Trieste	5.14 %	Cassa di Risparmio di Trieste Banca S.p.A.	..

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
229 Sistemi Telematici Bancari SITEBA S.p.A.	Rome	0.19 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	5
		0.24 %	Cassamarca S.p.A.	5
		3.19 %	UniCredito Italiano S.p.A.	109
		1.30 %	Banca C.R.T. S.p.A.	34
230 Skillpass S.p.A.	Rome	12.50 %	UniCredito Italiano S.p.A.	1,291
231 Soc. per l'Autostrada di Alemagna S.p.A.	Venice	8.24 %	Cariverona Banca S.p.A.	15
232 Società Agenzia per la promozione e sviluppo dell'Economia S.p.A.	Repubblica San Marino	1.33 %	Banca Agric. Comm. Rep. S. Marino S.A.	1
233 Società Aree Industriali ed Artigianali S.A.I.A. S.p.A.	Verbania	10.00 %	Banca C.R.T. S.p.A.	77
234 Società Coop. Bilanciai	Campogalliano (MO)	4.69 %	Cassa di Risparmio di Carpi S.p.A.	258
235 Società della Ferrovia Friulana S.p.A.(in liquidation)	Gorizia	18.57 %	Cassa di Risparmio di Trieste Banca S.p.A.	..
236 Società di Cooperazione Agricola S.p.A. (in liquidation)	Sanremo	3.75 %	Banca Mediocredito S.p.A.	24
		3.75 %	UniCredito Italiano S.p.A.	24
237 Società Funivie Buffaure S.r.l.	Pozza di Fassa (TN)	1.40 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	87
238 Società Gestione per il Realizzo S.p.A.	Rome	6.32 %	Credito Italiano S.p.A.	516
239 Società Italiana Organismo di Attestazione SpA	Rome	14.30 %	Cariverona Banca S.p.A.	152
240 Società per i Servizi Bancari SSB S.p.A.	Milan	7.03 %	UniCredito Italiano S.p.A.	390
		0.09 %	Cassamarca S.p.A.	3
		2.80 %	Banca C.R.T. S.p.A.	72
		0.06 %	Banca dell'Umbria 1462 S.p.A.	1
		1.74 %	Cariverona Banca S.p.A.	86
		0.04 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	..
		0.01 %	Cassa di Risparmio di Carpi S.p.A.	..
		0.03 %	Cassa di Risparmio di Trieste Banca S.p.A.	1
		1.48 %	Rolo Banca 1473 S.p.A.	67
241 Soggetto Intermediario Locale Appennino Centrale S.c.a r.l.	Sansepolcro (AR)	0.45 %	Banca dell'Umbria 1462 S.p.A.	2
242 Spoldzenia Mieszaniowa w Sanoku	Sanok	..	Bank Pekao S.A.	..
243 Spoldzielnia BMC	Warsaw	..	Bank Pekao S.A.	3

Composition of Item 70 "Equity investments" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
244 Spoldzielnia Mieszaniowa Przelmol	Minsk	..	Bank Pekao S.A.	1
245 Syrena International Sp.zo.o.	Warsaw	37.50 %	Bank Pekao S.A.	..
246 TCD TriesteCittàDigitale SpA (in liquidation)	Trieste	31.34 %	Cassa di Risparmio di Trieste Banca S.p.A.	..
247 Tesino S.p.A.	Castello Tesino	5.74 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	126
248 THAI PETROCHEMICAL INDUSTRY LTD	Bangkok (Thailand)	0.13 %	UniCredito Italiano S.p.A.	961
249 Tomtex S.A.	Tomaszow Mazowiecki	21.55 %	Bank Pekao S.A.	96
250 *Torino Parcheggi S.r.l.*	*Turin*	*0.29 %*	*Banca Mediocredito S.p.A.*	4
251 Trento Fiere S.p.A. (formerly C.O.T. Spa)	Trento	0.99 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	32
252 Treviso Glocal Scarl	Treviso	10.00 %	Cassamarca S.p.A.	10
253 Unibon Salumi S.C.a.r.l.	Modena	1.73 %	Cassa di Risparmio di Carpi S.p.A.	1,033
		2.61 %	Rolo Banca 1473 S.p.A.	1,549
254 Union Poist'Ovacia A.S.	Bratislava	2.66 %	Pol'nobanka A.D.	243
255 Val Rendena Funivie S.p.A.	Pinzolo (TN)	10.71 %	Cassa di Risparmio di Trento e Rovereto S.p.A.	437
256 Valdarno Sviluppo S.p.A.	Montevarchi (AR)	3.52 %	Banca dell'Umbria 1462 S.p.A.	26
257 Veronamercato S.p.A.	Verona	4.46 %	Cariverona Banca S.p.A.	1,122
258 Virtualand Park S.p.A. (in liquidation)	Castiglione del Lago (PG)	12.50 %	Banca dell'Umbria 1462 S.p.A.	13
259 Vispol	Torcy (France)	1.40 %	Bank Pekao S.A.	31
260 WAW PZL Sp.Zo.o.	Mielec	37.77 %	Pekao Fundusz Kapitalowy Sp.zo.o.	271
261 Witwornia Sprzetu Komunikacyjnego Pzl	Kalisz	7.96 %	Pekao Fundusz Kapitalowy Sp.zo.o.	43
262 Wytwornia Silnikow Plz Mielec Sp.zo.o.	Mielec	39.45 %	Pekao Fundusz Kapitalowy Sp.zo.o.	544
263 Zamojskie Fabryki Mebli S.A.	Zamo	9.32 %	Pekao Fundusz Kapitalowy Sp.zo.o.	122
264 ZPC SP.ZO.O	Swidnik	23.22 %	Pekao Fundusz Kapitalowy Sp.zo.o.	117
				862,039
TOTAL OTHER				**883,266**
TOTAL EQUITY INVESTMENTS VALUED AT COST				**1,793,144**
TOTAL ITEM 70 "EQUITY INVESTMENTS"				**2,228,673**

Composition of Item 80 "Equity Investments in Group Companies" as at 31 December 2001

(Consolidated amounts in thousands of €)

NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
VALUED WITH THE EQUITY METHOD				
Banks				
Listed				-
Unlisted				
1 UniCredit Finance Corporation LTD (in liquidation)	Nassau	100.00 %	UniCredito Italiano S.p.A.	..
				..
TOTAL BANKS				..
Financial institutions				
Listed				
2 Agrocons Centrum A.S.	Bratislava	82.54 %	Pol'nobanka A.D.	879
				879
Unlisted				
3 Locat Leasing d.o.o.	Zagreb	100.00 %	LOCAT S.p.A.	813
4 Pekao Financial Services Sp.Zo.o.	Warsaw	100.00 %	Bank Pekao S.A.	..
5 Pioneer Consulting Services SA (formerly Pioneer Universal Pension Fund CO. in liquidation)	Warsaw	100.00 %	Pioneer Investment Management USA inc.	7,048
6 Pioneer Financial Services Sp.Zo.o. (in liquidation)	Warsaw	100.00 %	Pioneer International Corp.	709
7 SB Trade d.o.o.	Spalato	100.00 %	Splitska Banka D.D.	1,138
8 TradingLab Inc	New York	100.00 %	Tradinglab Banca S.p.A.	5,204
9 Ventura Finance S.p.A.	Turin	99.40 %	Banca C.R.T. S.p.A.	241
				15,153
TOTAL FINANCIAL INSTITUTIONS				**16,032**
Other				
Listed				-
Unlisted				
10 ACCESS Sp.Zo.o	Warsaw	55.29 %	Bank Pekao S.A.	425
11 BDK Consulting	Luck	99.99 %	Bank Pekao (Ukraina)	521
12 Broker Credit S.p.A.	Milan	100.00 %	UniCredito Italiano S.p.A.	1,710
13 I-Faber S.p.A.	Milan	71.00 %	UniCredito Italiano S.p.A.	7,144
14 Pekao Development Sp.zo.o	Lodz	100.00 %	Bank Pekao S.A.	4,952
15 Pekao Informatyka sp. zo.o.	LODZ	100.00 %	Bank Pekao S.A.	312
16 Pekao Trading Corporation S.A.	New York	100.00 %	Bank Pekao S.A.	3,799
17 S.T.T. S.p.A.	Verona	5.00 %	Cassamarca S.p.A.	235
		5.00 %	UniCredito Italiano S.p.A.	242
		3.33 %	Cassa di Risparmio di Trieste Banca S.p.A.	161
		20.00 %	Cariverona Banca S.p.A.	968
		23.33 %	Banca C.R.T. S.p.A.	1,115
18 Trinity Management Sp. zo.o	Warsaw	50.00 %	Bank Pekao S.A.	1,888

Composition of Item 80 "Equity Investments in Group Companies" as at 31 December 2001 (continued)

(Consolidated amounts in thousands of €) NAME	HEAD-QUARTERS	ORDINARY % OWNERSHIP	PARENT COMPANY	VALUE ASSIGNED AS AT 31.12.2001
19 UniCredit Consulting S.r.l.	Milan	100.00 %	UniCredito Italiano S.p.A.	139
20 UniCredit International Services - UniCIIS S.r.l.	Rome	97.42 %	UniCredito Italiano S.p.A.	53
21 UniCreditAssicura S.r.l.	Milan	100.00 %	UniCredito Italiano S.p.A.	811
22 Vivacity S.p.A.	Rome	100.00 %	UniCredito Italiano S.p.A.	4,050
				28,525
TOTAL OTHER				**28,525**
TOTAL EQUITY INVESTMENTS IN GROUP COMPANIES VALUED AT NET EQUITY				**44,557**
VALUED AT COST				
Financial institutions				
Listed				
1 Agroinvest Financno-Poradenska Skupina A.S. (in liquidation)	Bratislava	100.00 %	Pol'nobanka A.D.	..
				..
Unlisted				
2 Auges S.p.A. SIM (in liquidation)	Verona	92.23 %	Cariverona Banca S.p.A.	236
		7.77 %	UniCredito Italiano S.p.A.	20
3 Central Poland Fund LLC	Wilmington	53.19 %	Bank Pekao S.A.	3,598
4 Pekao/Alliance Capital Management S.A. (in liquidation)	Warsaw	100.00 %	Bank Pekao S.A.	..
5 Pioneer Funds Management LTD (in liquidation)	Dublin	100.00 %	UniCredito Italiano S.p.A.	1,600
				5,454
TOTAL FINANCIAL INSTITUTIONS				**5,454**
Other				
Listed				**-**
Unlisted				
6 Cassa e Assicurazioni S.p.A. (in liquidation)	Verona	65.00 %	Cariverona Banca S.p.A.	143
7 CONRIT Servizi S.r.l.	Turin	100.00 %	UniRiscossioni S.p.A.	21
8 Fabryka Maszyn Sp.Zo.o. (formerly HSW FMJ Sp.zo.o.)	Janov Lubelski	72.25 %	Pekao Fundusz Kapitalowy Sp.zo.o	2,382
9 Lubelska Korporacja Komunikacyjna	Lublin	58.50 %	Pekao Leasing Sp.zo.o.	..
10 Marivaturist d.d.	Makarska	81.75 %	Splitska Banka D.D.	472
11 MEDIOINVEST S.R.L.	Perugia	100.00 %	Banca dell'Umbria 1462 S.p.A.	9,296
12 Pekao Delta Trading Company Pty Ltd	Sidney	89.50 %	Bank Pekao S.A.	..
13 Pekao Immobilier S.a.r.l.	Paris	100.00 %	Bank Pekao S.A.	8
14 PKO Trading Corporation	New York	100.00 %	Bank Pekao S.A.	2
15 Pracownicze Towarzystwo Emerytalne	Warsaw	98.95 %	Centralny Dom Maklerski Grupy Pekao S.A.	28
16 RI.PO. S.r.l.	Turin	99.99 %	Banca Mediocredito S.p.A.	516
				12,868
TOTAL OTHER				**12,868**
TOTAL EQUITY INVESTMENTS IN GROUP COMPANIES VALUED AT COST				**18,322**
TOTAL ITEM 80 "EQUITY INVESTMENTS IN GROUP COMPANIES"				**62,879**

Credit and debit positions with Group companies as at 31 December 2001

(Consolidated amounts in thousands of €)

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Dealings with banks				
	-	-	-	-
2) Dealings with financial institutions				
Auges S.p.A. (in liquidation)		254		
Pekao Financial Services Sp Zo.o	1,173	652		286
Pekao/Alliance Capital Management S.A.		61		
	1,173	**967**	**-**	**286**
3) Dealings with other customers				
Broker Credit S.p.A.	183	4,038		
Cassa e Assicurazioni S.p.A. (in liquidation)		147		
UniCredit International Services UNICIIS S.r.l.		31		
Pekao Development SP. Z.o.o.	34,441	59		6,771
Pekao Immobilier S.a.r.l.		4		
Pekao Informatyka sp. zo.o.		107		
Pekao Trading Company Ltd		1,375		
RI.PO. S.r.l.	33,176	6,021	24,276	
S.T.T. S.p.a	13	434		
UniCredit Consulting S.r.l.		131		
UniCreditAssicura S.r.l.	27	82,931		
Trinity Management Sp. zo.o		425		143
Vivacity S.p.a.	15	4,056		
	67,855	**99,759**	**24,276**	**6,914**
4) Bonds and other debt securities				
Locat Leasing d.o.o.	4,999			
Pekao Development SP. Z.o.o.	731			
	5,730	-	-	-
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	-	-	-
TOTAL	**74,758**	**100,726**	**24,276**	**7,200**

Credit and debit positions with associated companies (major non-Group companies) as at 31 December 2001

(Consolidated amounts in thousands of €)

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Dealings with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	6,904	5,494		21
Cassa di Risparmio di Bra S.p.A.	28,013	6,146		2,083
Cassa di Risparmio di Fossano S.p.A.	19,957	17,556		67
Cassa di Risparmio di Saluzzo S.p.A.	37,838	6,029	68	500
	92,712	**35,225**	**68**	**2,671**
2) Dealings with financial institutions				
Cassa di Liquidazione e Garanzia S.p.A.		103		
Jupiter NFI S.A.		281		
Leasing Fabryczny Sp. z.o.o.	35,027	6,011		8,983
LISEURO S.p.A.	14,690			
PROMINVESTMENT S.P.A.	62			
La Compagnie Fiduciarie S.p.A.(in liquidation)		10		
Milano Innovazione S.G.R. S.p.A.		300		
Polcard S.A.		4,593		
Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	9,210	110		
	58,989	**11,408**	**-**	**8,983**
3) Dealings with other customers				
ARGENTEA S.p.A.	34		93	
AUTOSTRADA BS-VR-VI-PD S.p.A.	435	9,344	9	132,258
Baldini e Castoldi S.p.A.	713			
Commercial Union Vita S.p.A.	90	60,657		
CONSORZIO CA.RI.CE.SE.	286	46		
CreditRAS Assicurazioni S.p.A.		2,861		
CreditRas Vita S.p.A.	514	102,877		
Duerrevita S.p.A.	1,775	71,241		
Ente Autonomo per le Fiere di Verona		13,620		
Grifo Insurance Brokers S.r.l.		112		
Fabryka Maszyn SP.zo.o	526	3		27
Grupa Inwestycyjna Nywing S.A.	33,797	28		89
Immocri S.p.A.		2,914		
Immobiliare Lombarda S.p.A.	70,665	27		
Iniziative Urbane S.p.A.	13,310	715		
Locat Rent S.p.A.	7,647		44	
Selezione Terza S.r.l	56,810	2,409		
Serin S.r.l.		52	2	
Syrena International Sp.zo.o.	12,849	48		
TCD - TriesteCittàDigitale S.p.A. (in liquidation)		674	184	
Tomtex Sp.Zo.o.				513
	199,451	**267,628**	**332**	**132,887**
4) Bonds and other debt securities				
	-	-	-	-
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	-	-	-
TOTAL	**351,152**	**314,261**	**400**	**144,541**

Significant Equity Investments
(pursuant to Art. 126 of CONSOB Regulation No. 11971 of 14 May 1999)

List of equity investments and voting rights held, in any form, as at 31.12.2001, of over 10% or over 20% respectively of capital in the form of shares/quotas with voting rights in unlisted companies, and held directly or indirectly.*

NAME	HEAD-QUARTERS	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		OWNERSHIP DOCUMENT
Companies with ownership of over 10%					
APC METALCHEM S.A.(in bankruptcy)	Opole		14.57	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
BULGARHIDROPONIC D.O.O.	Bourgas		24.81	BULBANK A.D.	(a)
FABRYKA SUKNA RATEX S.A.	Rakszawa		10.27	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
POLLENA EWA S.A.	Lodz		21.40	CENTRALNY DOM MAKLERSKI PEKAO S.A.	(a)
PPOW-TOLKMICKO S.A. (in liquidation)	Tolkmicko		62.78	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
Przedsiebiorstwo Poligraficzno-Wydawnicze UNIPROM S.A.	Warsaw		10.64	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
TAYAR RECEIVABLES COMPANY	Dublin		15.50	TYRERESCOM LIMITED	(a)
ZASLAW Zaklad Przyczep i Naczep Sp. z o.o.	Zagorz		90.72	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
09 N.F.I. S.A.	Warsaw		15.35	BANK PEKAO	(a)
Companies for which voting rights are held in another form, greater than or equal to 20%					
ASSIPROGETTI - Gestione Polizze d'assicurazione S.p.A.	Milan		94.03	CREDITO ITALIANO S.p.A.	(b)
ASSIPAROS S.p.A.	Milan		51.00	CREDITO ITALIANO S.p.A.	(b)
AGRICOLA CATALANI S.p.A.	Figline Valdarno (FI)		90.00	BANCA DELL'UMBRIA S.p.A.	(b)
ARTEGRAFICA S.p.A.	Verona		97.50	CARIVERONA BANCA S.p.A.	(b)
BENTINI COSTRUZIONI S.p.A.	Ravenna		25.61	BANCA DELL'UMBRIA S.p.A.	(b)
CARTOTECNICA MONTEBELLO S.p.A.	Sarego (VI)		80.00	CREDITO ITALIANO S.p.A.	(b)
CORCIANO CALZATURE S.p.A. (in liquidation)	Ellera Umbra (PG)		100.00	CREDITO ITALIANO S.p.A.	(b)
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
DI VITA S.p.A.	Carmagnola (TO)		100.00	BANCA CRT S.p.A.	(b)
ELDO S.p.A.	Rome		99.71	CREDITO ITALIANO S.p.A.	(b)
FASHION CONTROL FINANCE S.A.	Luxembourg		100.00	CREDITO ITALIANO S.p.A.	(b)
FCH FASHION CONTROL HOLDING A.G.	Baar (CH)		100.00	CREDITO ITALIANO S.p.A.	(b)
FI.MA. S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA S.p.A.	(b)
FIORONI INGEGNERIA S.p.A. (in receivership)	Perugia		30.05	BANCA DELL'UMBRIA S.p.A.	(b)
FIORONI INVESTIMENTI S.p.A. (in receivership)	Perugia		30.00	BANCA DELL'UMBRIA S.p.A.	(b)

Table of Significant Equity Investments (continued)

NAME	HEAD-QUARTERS	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		OWNERSHIP DOCUMENT
FIORONI SISTEMA S.p.A. (in receivership)	Perugia		26.18	BANCA DELL'UMBRIA S.p.A.	(b)
GEDACO S.p.A.	Roverchiara (VR)		42.69	CARIVERONA BANCA S.p.A.	(b)
G.I.A.R. GESTIONE ITAL. AZIENDE RIUNITE S.p.A.	Rome		100.00	CREDITO ITALIANO S.p.A.	(b)
G.E. GRUPPO ELDO S.p.A.	Rome		100.00	CREDITO ITALIANO S.p.A.	(b)
HELIOS PRIVATE EQUITY S.A.	Luxembourg	100.00			(a)
HERACLIA S.r.l.	San Donà di Piave (Ve)		100.00	CASSAMARCA S.p.A.	(b)
ICS BERTAGNIN S.p.A.	Rovereto (TN)		100.00	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	(b)
IGICOR S.p.A. (in liquidation)	Verona		100.00	MEDIOVENEZIE BANCA S.p.A.	(b)
IMMOBILIARE BOTTICELLI S.r.l.	Vazzola (TV)		100.00	CASSAMARCA S.p.A.	(b)
IMAT S.p.A. (in liquidation)	Castel San Pietro Terme (BO)		96.67	CREDITO ITALIANO S.p.A.	(b)
IMPRESA AVIANESE S.r.l.	Aviano (PN)		70.00	CASSAMARCA S.p.A.	(b)
INTERPORTO DI VENEZIA S.p.A.	Venice		35.14	CASSAMARCA S.p.A.	(b)
INTERPORTO ROMA EST S.p.A.	Rome		100.00	CREDITO ITALIANO S.p.A.	(b)
ITALTEL S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
ITALTEL ACQUISITION S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
ITALTEL HOLDING S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
LASER S.r.l. (in liquidation)	Milan		22.00	CREDITO ITALIANO S.p.A.	(b)
JUNIORS' PLAYTIME S.r.l. (in liquidation)	Pianoro (BO)		23.91	ROLO BANCA 1473 S.p.A.	(b)
MOBILVETTA DESIGN S.r.l.	Poggibonsi (SI)		100.00	CREDITO ITALIANO S.p.A.	(b)
NESTOR 2000 S.p.r.l.	Brussels	39.40			(a)
NOICOM S.p.A.	Turin		50.00	BANCA MEDIOCREDITO S.p.A.	(b)
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50.00	CARIVERONA BANCA S.p.A.	(b)
NUOVA FIMA S.p.A.	Invorio (NO)		100.00	CREDITO ITALIANO S.p.A.	(b)
ORABASE S.r.l.	Vicenza		100.00	CREDITO ITALIANO S.p.A.	(b)
ORABASE INTERNATIONAL S.p.A.	Torri di Quartesolo (VI)		100.00	CREDITO ITALIANO S.p.A.	(b)
PASC S.r.l. (in bankruptcy)	Rome		100.00	MEDIOVENEZIE BANCA S.p.A.	(b)
PASTA ZARA S.p.A.	Riese PIO X° (TV)		66.27	CREDITO ITALIANO S.p.A.	(b)
PIONEER GLOBAL OPPORTUNITIES PLC	Dublin	70.52	20.60	UNICREDIT BANCA MOBILIARE S.p.A.	(a)
			5.49	UNICREDITO ITALIANO BANK (IRELAND) P.L.C.	(a)
REPLAY STORES DISTRIBUTION A.G.	Baar (CH)		100.00	CREDITO ITALIANO S.p.A.	(b)
RM ANTINCENDI S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA S.p.A.	(b)
ROME AMERICAN HOSPITAL S.p.A. (in settlement of creditors' claims)	Rome		39.58	CREDITO ITALIANO S.p.A.	(b)

Table of Significant Equity Investments (continued)

NAME	HEAD-QUARTERS	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		OWNERSHIP DOCUMENT
SAMEZZANO S.p.A. (in liquidation)	Reggello (FI)		100.00	BANCA DELL'UMBRIA S.p.A.	(b)
SAN GIUSTO SEA CENTER S.p.A.	Trieste		94.90	CASSAMARCA S.p.A.	(b)
SANTA MONICA S.p.A.	Misano (RN)		25.67	BANCA DELL'UMBRIA S.p.A.	(b)
SARFYS S.r.l.	Turin		100.00	BANCA CRT S.p.A.	(b)
SERVIZI VENETI ECOLOGICI S.p.A.(in bankruptcy)	Rovigo		79.66	MEDIOVENEZIE BANCA S.p.A.	(b)
SIATA Soc. Industria Attrezzature Turistiche Alberghiere S.p.A.(in liquidation)	Campobasso		100.00	ROLO BANCA 1473 S.p.A.	(b)
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Royale (UD)		37.04	MEDIOVENEZIE BANCA S.p.A.	(b)
SEA SOCIETA' EUROPEA AUTOCARAVAN S.p.A.	Zibido San Giacomo (MI)		100.00	CREDITO ITALIANO S.p.A.	(b)
SUNTO S.r.l.	Milan		80.00	CREDITO ITALIANO S.p.A.	(b)
TACANA S.A.	Luxembourg		99.99	CASSAMARCA S.p.A.	(b)
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Soave (VR)		100.00	CREDITO ITALIANO S.p.A.	(b)
TREVITEX S.p.A. (in bankruptcy)	Milan		44.49	CREDITO ITALIANO S.p.A.	(b)
V.I.C.I.M.I. S.r.l.	Vicenza		100.00	CREDITO ITALIANO S.p.A.	(b)
WHEAT S.r.l.	Turin		100.00	BANCA CRT S.p.A.	(b)
ZIMAR S.p.A.	Perugia		50.00	BANCA DELL'UMBRIA S.p.A.	(b)
ZUGLIA S.r.l. (in liquidation)	Vicenza		100.00	MEDIOVENEZIE BANCA S.P.A.	(b)

* The list does not include the equity investments already included in section 3 of the Notes to the Consolidated Accounts and in the attached listings.

(a) Ownership title

(b) Lien

External Auditors' Report

External Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

RE-ISSUE OF AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
UniCredito Italiano SpA

1 We have audited the consolidated financial statements of *UNICREDITO ITALIANO GROUP* as of 31 December, 2001. These financial statements are the responsibility of *UNICREDITO ITALIANO SPA*'s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries, which represent about 29% of consolidated assets and about 38% of its consolidated interest income and similar revenues respectively, have been examined by other auditors who have supplied us with audit opinions thereon. The opinion we express in this report as to the accounts of the above mentioned consolidated companies is also based on audits performed by other auditors.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report dated 11 April 2001.

3 In our opinion, the consolidated financial statements of *UNICREDITO ITALIANO GROUP* as of 31 December, 2001 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the consolidated financial position and of the consolidated results of operations of the Group.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4 Without qualifying our opinion, we draw attention to the following matters:

a) In December 2001 the European Commission, on completion of an inquiry started in October 2000, issued a decree ruling that the fiscal benefits established by delegation act No. 461/1998 and the relevant legislative decree No. 153/1999, concerning the fiscal treatment applicable to corporate restructuring of banks, infringe European regulations on "State aid" thus asking the Italian Authorities to withdraw such tax benefits. On 15 April 2002 the Legislative Decree n° 63 was issued, which foresees the suspension of said tax benefits starting from the 2001 tax year. Further to the events referred to above and in compliance with the requirements of CONSOB, laid down in its communication No. 1011405 dated 15 February 2001, the necessary disclosures were made in the notes to the financial statements as to the accounting treatment of the fiscal benefits and the accruals made.

b) The Board of directors agreed upon and approved the essential features of the plan for the corporate and organisational restructuring of the Group, as described in the report on operation. The Shareholders' Meeting will soon be called to express its opinion concerning the extraordinary operations ensuing from such plan.

Milan 28 March, 2002 (with the exception of the examination of the information reported in paragraph 4 a), completed on 24 April, 2002)

PricewaterhouseCoopers SpA

Antonio Taverna
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

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ABRUZZO

Province of Chieti

Chieti	2
Francavilla al Mare	1
Lanciano	1
Ortona	1
Vasto	3

Province of L'Aquila

Avezzano	2
L'Aquila	1

Province of Pescara

Montesilvano	1
Pescara	6

Province of Teramo

Giulianova	1
Roseto degli Abruzzi	1
Teramo	2

BASILICATA

Province of Matera

Matera	1

Province of Potenza

Melfi	1
Potenza	2

CALABRIA

Province of Catanzaro

Catanzaro	2
Lamezia Terme	1
Soverato	1

Province of Cosenza

Belvedere Marittimo	1
Castrovillari	1
Cosenza	2
Rende	1
Rossano	1
San Marco Argentano	1

Province of Crotone

Crotone	1

Province of Reggio Calabria

Melito di Porto Salvo	1
Palmi	1
Reggio di Calabria	2

CAMPANIA

Province of Avellino

Ariano Irpino	1
Atripalda	1
Avellino	1

Province of Benevento

Benevento	1

Province of Caserta

Aversa	1
Caserta	1
Marcianise	1

Province of Naples

Afragola	1
Capri	1
Casoria	3
Castellammare di Stabia	3
Ercolano	1
Frattamaggiore	1
Giugliano in Campania	1
Gragnano	1
Ischia	1
Marano di Napoli	1
Naples	29
Nola	1
Pomigliano d'Arco	1
Portici	1
Pozzuoli	1
Quarto	1
San Giorgio a Cremano	2
San Giuseppe Vesuviano	1
Sorrento	1
Torre Annunziata	1
Torre Del Greco	2

Province of Salerno

Battipaglia	1
Cava De' Tirreni	1
Eboli	1
Nocera Inferiore	1
Salerno	4
Sarno	1
Scafati	1

EMILIA ROMAGNA

Province of Bologna

Anzola dell'Emilia	1
Argelato	3
Baricella	1
Bazzano	1
Bentivoglio	1
Bologna	71
Borgo Tossignano	1
Budrio	2
Calderara di Reno	2
Camugnano	1
Casalecchio di Reno	3
Castel d'Aiano	1
Castel Guelfo di Bologna	1
Castel Maggiore	1
Castel San Pietro Terme	1
Castello d'Argile	1
Castello di Serravalle	1
Castenaso	1
Castiglione dei Pepoli	3
Crespellano	3
Crevalcore	2
Dozza	1
Gaggio Montano	2
Galliera	1
Granaglione	1
Granarolo dell'Emilia	3
Imola	5
Lizzano in Belvedere	2
Loiano	1
Malalbergo	2
Marzabotto	1
Medicina	2
Minerbio	1
Molinella	2
Monghidoro	1
Monte San Pietro	2
Monterenzio	1
Monteveglio	1
Monzuno	2
Ozzano dell'Emilia	1
Pianoro	3
Pieve di Cento	1
Porretta Terme	1
Sala Bolognese	1
San Giorgio di Piano	1
San Giovanni in Persiceto	3
San Lazzaro di Savena	2
San Pietro in Casale	1
Sant'Agata Bolognese	1
Sasso Marconi	2
Savigno	1
Vergato	2
Zola Predosa	2

Province of Ferrara

Argenta	2
Bondeno	1
Cento	2
Codigoro	1
Comacchio	2
Copparo	1
Ferrara	9
Poggio Renatico	1
Portomaggiore	1
Tresigallo	1

Province of Forlì

Bagno di Romagna	1
Bertinoro	1
Borghi	1
Castrocaro Terme e Terra del Sole	1
Cesena	8
Cesenatico	1
Civitella di Romagna	1
Dovadola	1
Forlì	14
Forlimpopoli	1
Galeata	1
Gambettola	1
Gatteo	1
Longiano	1
Meldola	1
Mercato Saraceno	1
Modigliana	1
Predappio	2
Premilcuore	1
Rocca San Casciano	1
Roncofreddo	1
San Mauro Pascoli	1
Santa Sofia	1
Sarsina	1
Savignano sul Rubicone	1
Sogliano al Rubicone	1
Verghereto	2

Province of Modena

Bastiglia	1
Bomporto	2
Campogalliano	2
Camposanto	1
Carpi	11
Castelfranco Emilia	4
Castelnuovo Rangone	2
Castelvetro di Modena	1
Cavezzo	1
Concordia sulla Secchia	2
Finale Emilia	1
Fiorano Modenese	2
Formigine	6
Guiglia	1
Maranello	2
Marano sul Panaro	1
Mirandola	3
Modena	28
Nonantola	1
Novi di Modena	2
Palagano	1
Pavullo nel Frignano	3
Polinago	1
Prignano Sulla Secchia	1
Ravarino	1
San Cesario sul Panaro	1
San Possidonio	1
Sassuolo	8
Savignano sul Panaro	1
Serramazzoni	1
Soliera	1
Spilamberto	1
Vignola	3
Zocca	1

Province of Parma

Collecchio	1
Colorno	1
Fidenza	2

Fontanellato 1
Langhirano 1
Noceto 1
Parma 17
Salsomaggiore Terme 1
Traversetolo 1

Province of Piacenza
Borgonovo Val Tidone 1
Castel San Giovanni 1
Fiorenzuola d'Arda 1
Monticelli d'Ongina 1
Piacenza 11

Province of Ravenna
Alfonsine 2
Bagnacavallo 3
Bagnara di Romagna 1
Brisighella 1
Casola Valsenio 1
Castel Bolognese 1
Cervia 4
Conselice 2
Cotignola 1
Faenza 6
Fusignano 1
Lugo 4
Massa Lombarda 1
Ravenna 22
Riolo Terme 1
Russi 2
Sant'Agata sul Santerno 1
Solarolo 1

Province of Reggio Emilia
Albinea 1
Casalgrande 2
Correggio 2
Guastalla 1
Montecchio Emilia 1
Novellara 1
Poviglio 1
Reggio nell'Emilia 15
Reggiolo 1
Rubiera 1
San Polo d'Enza 1
Sant'ilario d'Enza 1
Scandiano 1

Province of Rimini
Bellaria 2
Cattolica 2
Coriano 2
Misano Adriatico 1
Morciano di Romagna 1
Poggio Berni 1
Riccione 4
Rimini 16
Saludecio 1
San Giovanni in Marignano 1
Santarcangelo di Romagna 2
Torriana 1
Verucchio 1

FRIULI VENEZIA GIULIA

Province of Gorizia
Cormons 1
Gorizia 4
Gradisca d'Isonzo 1
Grado 3
Monfalcone 3
Ronchi dei Legionari 1
Staranzano 1

Province of Pordenone
Aviano 1
Azzano Decimo 1
Brugnera 1
Caneva 1
Casarsa della Delizia 2
Chions 1
Cordenons 2
Cordovado 1
Fiume Veneto 1
Fontanafredda 1
Maniago 2
Montereale Valcellina 1
Pasiano di Pordenone 1
Polcenigo 1
Porcia 2
Pordenone 7
Prata di Pordenone 1
Roveredo in Piano 1
Sacile 1
San Vito al Tagliamento 1
Sequals 1
Spilimbergo 3
Travesio 1
Valvasone 1

Province of Trieste
Duino-Aurisina 1
Monrupino 1
Muggia 2
San Dorligo della Valle 1
Trieste 37

Province of Udine
Aquileia 1
Artegna 1
Basiliano 1
Bordano 1
Buia 1
Buttrio 1
Campoformido 1
Carlino 1
Cervignano del Friuli 1
Cividale del Friuli 2
Codroipo 1
Faedis 1
Fagagna 1
Gemona del Friuli 1
Latisana 1
Lignano Sabbiadoro 4
Majano 1
Manzano 1
Martignacco 1
Mereto di Tomba 1
Moggio Udinese 1
Mortegliano 1
Ovaro 1
Pagnacco 1
Palmanova 1
Paluzza 1
Pasian di Prato 1
Pavia di Udine 2
Pontebba 1
Porpetto 1
Povoletto 1
Pozzuolo del Friuli 1
Reana del Roiale 1
Remanzacco 1
San Daniele del Friuli 1
San Giorgio di Nogaro 1
San Giovanni al Natisone 2
Talmassons 1
Tarcento 1
Tarvisio 1
Tavagnacco 2
Teor 1
Tolmezzo 2
Torviscosa 1
Tricesimo 1
Udine 17
Varmo 1
Venzone 1

LATIUM

Province of Frosinone
Frosinone 1

Province of Latina
Aprilia 1
Latina 3

Province of Rieti
Cittaducale 3
Fara in Sabina 1
Greccio 1
Poggio Bustone 1
Poggio Mirteto 1
Rieti 3

Province of Rome
Campagnano di Roma 1
Castelnuovo di Porto 1
Ciampino 1
Civitavecchia 1
Fiumicino 1
Frascati 1
Grottaferrata 1
Guidonia Montecelio 2
Ladispoli 1
Monterotondo 1
Nettuno 1
Palombara Sabina 1
Pomezia 3
Rome 151
Sacrofano 1
Velletri 1

Province of Viterbo
Civita Castellana 1
Viterbo 1

LIGURIA

Province of Genoa
Chiavari 1
Genoa 34

Province of Imperia
Bordighera 1
Imperia 2
San Remo 3
Taggia 1
Ventimiglia 1

Province of La Spezia
La Spezia 4
Sarzana 1

Province of Savona
Alassio 1
Albenga 2
Albisola Superiore 1
Cairo Montenotte 1
Loano 1
Savona 2
Vado Ligure 1

LOMBARDY

Province of Bergamo
Almé 1
Bergamo 10
Bolgare 1
Capriate San Gervasio 1
Cazzano Sant'Andrea 1
Credaro 1
Curno 1
Fiorano al Serio 1
Gandino 1
Lallio 1

Seriate	1
Treviglio	1
Villa d'Almé	1
Province of Brescia	
Bagnolo Mella	1
Brescia	16
Chiari	1
Desenzano del Garda	2
Flero	1
Gavardo	1
Lonato	1
Lumezzane	1
Manerbio	1
Montichiari	1
Ospitaletto	1
Padenghe sul Garda	1
Palazzolo sull'Oglio	2
Rovato	1
Sarezzo	1
Province of Como	
Appiano Gentile	1
Cantù	1
Cirimido	1
Como	5
Erba	1
Mariano Comense	1
Province of Cremona	
Casalmaggiore	1
Crema	1
Cremona	3
Province of Lecco	
Lecco	1
Merate	1
Province of Lodi	
Casalpusterlengo	1
Codogno	1
Lodi	1
Province of Mantova	
Goito	2
Asola	1
Bigarello	1
Castel d'Ario	1
Castel Goffredo	1
Castelbelforte	1
Castiglione delle Stiviere	2
Curtatone	1
Gonzaga	1
Mantova	9
Marcaria	1
Moglia	2
Motteggiana	1
Ostiglia	1
Pegognaga	1
Poggio Rusco	1
Porto Mantovano	1
Quistello	1
San Benedetto Po	1
San Giorgio di Mantova	1
Sermide	1
Sustinente	1
Suzzara	2
Viadana	2
Virgilio	2
Province of Milan	
Abbiategrasso	1
Bollate	3
Castano Primo	1
Cernusco sul Naviglio	1
Cesano Maderno	1
Cinisello Balsamo	2
Cologno Monzese	1
Corsico	1
Lainate	1
Legnano	2
Limbiate	1
Lissone	1
Meda	1
Melzo	1
Milan	106
Monza	5
Novate Milanese	1
Paderno Dugnano	1
Parabiago	1
Rho	2
Rozzano	1
San Donato Milanese	2
Segrate	1
Seregno	1
Sesto San Giovanni	2
Vimercate	2
Province of Pavia	
Mortara	2
Pavia	3
Stradella	1
Vigevano	3
Voghera	2
Province of Sondrio	
Sondrio	1
Province of Varese	
Busto Arsizio	4
Cassano Magnago	1
Gallarate	2
Lonate Pozzolo	1
Olgiate Olona	1
Saronno	3
Sesto Calende	1
Somma Lombardo	1
Tradate	1
Varese	5
MARCHES	
Province of Ancona	
Agugliano	1
Ancona	19
Camerano	1
Castelfidardo	1
Chiaravalle	1
Fabriano	2
Falconara Marittima	2
Jesi	3
Loreto	1
Numana	2
Osimo	4
Polverigi	1
Senigallia	1
Sirolo	1
Province of Ascoli Piceno	
Ascoli Piceno	3
Grottammare	2
Porto San Giorgio	2
San Benedetto del Tronto	4
Province of Macerata	
Civitanova Marche	4
Corridonia	1
Macerata	5
Matelica	1
Montecosaro	1
Porto Recanati	1
Recanati	1
Tolentino	1
Province of Pesaro	
Cagli	1
Fano	4
Fermignano	1
Fossombrone	1
Gabicce Mare	1
Mondolfo	1
Montelabbate	1
Pesaro	10
Urbino	3
MOLISE	
Province of Campobasso	
Bojano	1
Campobasso	5
Campomarino	1
Casacalenda	1
Castelmauro	1
Cercemaggiore	1
Larino	1
Montefalcone nel Sannio	1
Riccia	1
Santa Croce di Magliano	1
Termoli	1
Trivento	1
Province of Isernia	
Agnone	1
Carovilli	1
Frosolone	1
Isernia	3
Venafro	1
PIEDMONT	
Province of Alessandria	
Acqui Terme	3
Alessandria	9
Arquata Scrivia	1
Balzola	1
Bistagno	1
Casale Monferrato	3
Fubine	1
Gavi	1
Giarole	1
Lu	1
Mirabello Monferrato	1
Molare	1
Morano sul Po	1
Novi Ligure	1
Ovada	1
Tortona	2
Valenza	2
Vignale Monferrato	1
Visone	1
Province of Asti	
Asti	6
Canelli	1
Casorzo	1
Castelnuovo Calcea	1
Castelnuovo Don Bosco	1
Montechiaro d'Asti	1
Montiglio	1
Nizza Monferrato	2
San Damiano d'Asti	1
Viarigi	1
Villanova d'Asti	1
Province of Biella	
Biella	4
Cossato	1
Occhieppo Inferiore	1
Trivero	1
Vigliano Biellese	2
Province of Cuneo	
Alba	3
Bagnolo Piemonte	1
Barge	1
Bene Vagienna	1
Boves	1
Bra	2
Busca	2

Canale	1
Carrù	1
Cavallermaggiore	1
Centallo	1
Ceva	1
Cherasco	1
Cuneo	5
Dogliani	1
Dronero	1
Fossano	1
Garessio	1
La Morra	1
Mondovì	2
Moretta	1
Narzole	1
Neive	1
Novello	1
Ormea	1
Paesana	1
Polonghera	1
Racconigi	2
Revello	1
Saluzzo	2
Santo Stefano Belbo	1
Savigliano	2
Sommariva del Bosco	1
Sommariva Perno	1
Venasca	1
Verzuolo	1
Villafalletto	1
Province of Novara	
Arona	2
Barengo	1
Bellinzago Novarese	1
Biandrate	1
Borgomanero	3
Cameri	1
Carpignano Sesia	1
Casalino	1
Castelletto Sopra Ticino	1
Cerano	1
Galliate	1
Ghemme	1
Gozzano	1
Novara	8
Oleggio	1
Romagnano Sesia	1
Trecate	1
Veruno	1
Province of Turin	
Agliè	1
Airasca	1
Ala di Stura	1
Albiano d'Ivrea	1
Almese	1
Alpignano	2
Avigliana	1
Azeglio	1
Balangero	1
Banchette	1
Barbania	1
Bardonecchia	1
Beinasco	2
Bibiana	1
Bollengo	1
Borgaro Torinese	2
Borgofranco d'Ivrea	1
Borgomasino	1
Bosconero	1
Brandizzo	1
Bricherasio	1
Bruino	1
Brusasco	1
Buriasco	1
Bussoleno	1
Buttigliera Alta	1
Cafasse	1
Caluso	1
Cambiano	1
Campiglione-Fenile	1
Candia Canavese	1
Candiolo	1
Carignano	1
Carmagnola	3
Casalborgone	1
Cascinette d'Ivrea	1
Caselle Torinese	2
Casellette	1
Castagnole Piemonte	1
Castellamonte	1
Castiglione Torinese	1
Cavour	1
Ceres	1
Chieri	3
Chivasso	1
Ciriè	2
Coazze	1
Collegno	5
Condove	1
Corio	1
Cossano Canavese	1
Cumiana	1
Cuorgnè	1
Druento	1
Favria	1
Fiano	1
Foglizzo	1
Forno Canavese	1
Frossasco	1
Gassino Torinese	1
Giaveno	1
Givoletto	1
Grugliasco	2
Ivrea	5
La Loggia	1
Lanzo Torinese	1
Leini	1
Lessolo	1
Locana	1
Lombardore	1
Luserna San Giovanni	1
Mathi	1
Mazzé	1
Moncalieri	7
Montalto Dora	1
Montanaro	1
Nichelino	4
Nole	1
None	1
Orbassano	4
Oulx	1
Ozegna	1
Pancalieri	1
Pavone Canavese	1
Pecetto Torinese	1
Perosa Argentina	1
Pessinetto	1
Pianezza	1
Pinasca	1
Pinerolo	5
Pino Torinese	1
Piobesi Torinese	1
Piossasco	2
Piscina	1
Piverone	1
Poirino	1
Pont-Canavese	1
Pralormo	1
Reano	1
Rivalta di Torino	2
Rivarolo Canavese	2
Rivoli	6
Robassomero	1
Rocca Canavese	1
Ronco Canavese	1
Rondissone	1
San Benigno Canavese	1
San Giorgio Canavese	1
San Giusto Canavese	1
San Maurizio Canavese	1
San Mauro Torinese	3
San Raffaele Cimena	1
San Secondo di Pinerolo	1
Sant'Ambrogio di Torino	1
Sant'Antonino di Susa	1
Santena	1
Scalenghe	1
Sestriere	1
Settimo Torinese	5
Settimo Vittone	1
Sparone	1
Strambino	1
Susa	1
Turin	107
Torre Pellice	1
Trofarello	1
Val Della Torre	1
Valperga	1
Vauda Canavese	1
Venaria	3
Verolengo	1
Vestignè	1
Vigone	1
Villafranca Piemonte	1
Villar Pellice	1
Villar Perosa	1
Vinovo	2
Vistrorio	1
Viù	1
Volpiano	1
Volvera	1
Province of Verbania	
Baveno	1
Casale Corte Cerro	1
Crevoladossola	1
Domodossola	2
Omegna	1
Verbania	2
Province of Vercelli	
Borgosesia	2
Cigliano	1
Crescentino	1
Gattinara	1
Saluggia	1
Santhià	1
Varallo	1
Vercelli	3
APULIA	
Province of Bari	
Acquaviva delle Fonti	1
Altamura	1
Andria	1
Bari	13
Barletta	2
Bisceglie	1
Capurso	1
Castellana Grotte	1
Conversano	1
Gravina In Puglia	1

Molfetta	1
Monopoli	1
Noicattaro	1
Putignano	1
Santeramo In Colle	1
Trani	1
Province of Brindisi	
Brindisi	3
Fasano	1
Mesagne	2
Province of Foggia	
Cerignola	1
Foggia	6
Lucera	1
Manfredonia	1
Monte Sant'Angelo	1
Orta Nova	1
San Severo	1
Torremaggiore	1
Troia	1
Province of Lecce	
Calimera	1
Campi Salentina	1
Carmiano	1
Casarano	1
Castrignano de' Greci	1
Castro	1
Copertino	1
Cursi	1
Diso	1
Galatina	1
Galatone	1
Gallipoli	1
Lecce	7
Leverano	1
Maglie	1
Martano	1
Monteroni di Lecce	1
Montesano Salentino	1
Muro Leccese	1
Nardò	2
Novoli	1
Otranto	1
Parabita	1
Poggiardo	1
Ruffano	1
Scorrano	1
Taurisano	1
Taviano	1
Tricase	1
Tuglie	1
Ugento	1
Veglie	1
Province of Taranto	
Castellaneta	1
Grottaglie	1
Manduria	1
Martina Franca	1
Pulsano	1
Taranto	10
SARDINIA	
Province of Cagliari	
Assemini	1
Cagliari	8
Carbonia	1
Dolianova	1
Iglesias	2
Monserrato	1
Quartu Sant'Elena	1
San Gavino Monreale	1
Selargius	1
Senorbì	1
Serramanna	1
Sinnai	1
Province of Nuoro	
Bosa	1
Macomer	1
Nuoro	1
Province of Oristano	
Cabras	1
Oristano	1
Province of Sassari	
Alghero	1
Arzachena	1
Olbia	2
Ozieri	1
Porto Torres	1
Sassari	2
Tempio Pausania	1
Valledoria	1
SICILY	
Province of Agrigento	
Agrigento	1
Canicattì	1
Licata	1
Palma di Montechiaro	2
Sciacca	1
Province of Catania	
Acireale	2
Catania	8
Giarre	1
Paternò	1
Province of Messina	
Barcellona Pozzo di Gotto	1
Capo d'Orlando	1
Messina	7
Milazzo	1
Province of Palermo	
Bagheria	1
Palermo	11
Province of Ragusa	
Ragusa	1
Province of Siracusa	
Augusta	1
Lentini	1
Siracusa	2
Province of Trapani	
Marsala	2
Mazara del Vallo	1
Trapani	1
TUSCANY	
Province of Arezzo	
Arezzo	5
Bibbiena	2
San Giovanni Valdarno	2
Province of Florence	
Empoli	1
Florence	20
Marradi	1
Palazzuolo sul Senio	1
Pontassieve	1
Scandicci	2
Sesto Fiorentino	3
Province of Grosseto	
Grosseto	1
Province of Livorno	
Livorno	8
Piombino	1
Province of Lucca	
Capannori	1
Lucca	4
Seravezza	1
Viareggio	1
Province of Massa Carrara	
Carrara	2
Massa	1
Province of Pisa	
Pisa	1
Pontedera	1
San Miniato	1
Santa Croce sull'Arno	1
Province of Pistoia	
Montecatini-Terme	1
Pistoia	4
Province of Prato	
Montemurlo	1
Prato	7
Vernio	1
Province of Siena	
Siena	1
TRENTINO ALTO ADIGE	
Province of Bolzano	
Bolzano	5
Bressanone	1
Egna	1
Merano	1
Province of Trento	
Ala	1
Albiano	1
Aldeno	1
Andalo	1
Arco	1
Avio	1
Baselga di Piné	1
Bleggio Inferiore	1
Borgo Valsugana	1
Calceranica al Lago	1
Canazei	1
Cavalese	1
Cembra	1
Cles	2
Coredo	1
Denno	1
Dimaro	1
Dro	1
Fiera di Primiero	1
Folgaria	1
Fondo	1
Grumes	1
Lavarone	1
Lavis	1
Levico Terme	1
Luserna	1
Malé	1
Mezzocorona	1
Mezzolombardo	1
Moena	1
Molveno	1
Mori	2
Nago-Torbole	1
Ossana	1
Pergine Valsugana	1
Pieve di Ledro	1
Pieve Tesino	1
Pinzolo	2
Pozza di Fassa	1
Predazzo	1
Riva del Garda	4
Rovereto	6
Siror	1
Storò	1
Strigno	1
Taio	1
Tesero	1
Tione di Trento	1
Trento	16
Vezzano	1
Villa Lagarina	1
Volano	1

UMBRIA	
Province of Perugia	
Assisi	5
Bastia	2
Castiglione del Lago	3
Città della Pieve	1
Città di Castello	2
Corciano	2
Deruta	2
Foligno	2
Fossato di Vico	1
Fratta Todina	1
Gualdo Tadino	2
Gubbio	4
Magione	4
Marsciano	2
Nocera Umbra	1
Panicale	1
Perugia	27
Pietralunga	1
Scheggia e Pascelupo	1
Spello	1
Spoleto	2
Todi	3
Tuoro sul Trasimeno	1
Umbertide	3
Valfabbrica	1
Province of Terni	
Acquasparta	1
Narni	1
Orvieto	1
Terni	4
AOSTA VALLEY	
Province of Aosta	
Aosta	7
Ayas	1
Brusson	1
Chatillon	1
Courmayeur	1
Gressoney-Saint-Jean	1
La Salle	1
La Thuile	1
Morgex	1
Pollein	1
Pont-Saint-Martin	1
Pré-Saint-Didier	1
Saint-Vincent	2
Valtournenche	3
Verres	1
VENETO	
Province of Belluno	
Agordo	1
Alano di Piave	2
Alleghe	2

Arsié	1
Auronzo di Cadore	1
Belluno	8
Borca di Cadore	1
Calalzo di Cadore	1
Cencenighe Agordino	1
Cesiomaggiore	1
Chies d'Alpago	1
Cibiana di Cadore	1
Comelico Superiore	2
Cortina d'Ampezzo	2
Danta	1
Domegge di Cadore	1
Falcade	1
Farra d'Alpago	1
Feltre	3
Fonzaso	1
Forno di Zoldo	1
Gosaldo	1
Lamon	1
Lentiai	1
Limana	1
Livinallongo del Col di Lana	2
Longarone	1
Lorenzago di Cadore	1
Lozzo di Cadore	1
Mel	1
Pedavena	1
Pieve d'Alpago	1
Pieve di Cadore	1
Ponte nelle Alpi	1
Puos d'Alpago	1
Quero	1
Rivamonte Agordino	1
San Gregorio elle Alpi	1
San Pietro di Cadore	1
Santa Giustina	1
Santo Stefano di Cadore	2
Sappada	1
Sedico	1
Selva di Cadore	1
Seren del Grappa	1
Sospirolo	1
Sovramonte	1
Tambre	1
Trichiana	1
Vallada Agordina	1
Vas	1
Vigo di Cadore	1
Zoldo Alto	1
Zoppé di Cadore	1
Province of Padua	
Abano Terme	1
Agna	1
Anguillara Veneta	1

Arzergrande	1
Campodarsego	1
Camposampiero	2
Casale di Scodosia	1
Cittadella	4
Conselve	1
Due Carrare	1
Este	1
Galliera Veneta	1
Limena	1
Loreggia	1
Mestrino	1
Monselice	1
Montagnana	1
Montegrotto Terme	1
Padova	22
Pernumia	1
Piazzola sul Brenta	1
Piove di Sacco	2
Polverara	1
Ponte San Nicolò	1
Rubano	1
San Martino di Lupari	1
San Pietro Viminario	1
Saonara	1
Selvazzano Dentro	1
Teolo	1
Terrassa Padovana	1
Vigonza	1
Province of Rovigo	
Adria	1
Badia Polesine	1
Frassinelle Polesine	1
Guarda Veneta	1
Lendinara	1
Occhiobello	1
Porto Viro	1
Rovigo	7
Taglio di Po	1
Province of Treviso	
Asolo	2
Caerano di San Marco	1
Carbonera	1
Casale sul Sile	1
Casier	1
Castelfranco Veneto	5
Chiarano	1
Codogné	1
Colle Umberto	2
Conegliano	7
Cornuda	1
Crespano del Grappa	1
Farra di Soligo	1
Follina	1
Fontanelle	1
Fonte	1

Gaiarine	1
Giavera del Montello	1
Godega di Sant'urbano	1
Istrana	1
Loria	1
Mansué	1
Mareno di Piave	1
Maserada sul Piave	1
Mogliano Veneto	4
Monastier di Treviso	1
Montebelluna	5
Morgano	1
Moriago della Battaglia	1
Motta di Livenza	3
Nervesa della Battaglia	1
Oderzo	3
Ormelle	1
Paese	1
Pederobba	1
Pieve di Soligo	2
Ponte di Piave	1
Ponzano Veneto	1
Portobuffolé	1
Possagno	1
Povegliano	1
Preganziol	1
Quinto di Treviso	1
Resana	1
Riese Pio X	1
Roncade	2
San Biagio di Callalta	1
San Vendemiano	2
San Zenone degli Ezzelini	1
Santa Lucia di Piave	1
Sarmede	1
Segusino	1
Sernaglia della Battaglia	1
Silea	1
Spresiano	2
Susegana	1
Tarzo	1
Trevignano	1
Treviso	24
Valdobbiadene	2
Vazzola	2
Vedelago	2
Villorba	4
Vittorio Veneto	6
Volpago del Montello	1
Zero Branco	1
Province of Venice	
Camponogara	1
Caorle	3
Chioggia	1
Dolo	2
Eraclea	2

Iesolo	4
Marcon	1
Mira	2
Mirano	2
Musile di Piave	1
Noale	1
Noventa di Piave	1
Pianiga	1
Portogruaro	2
Quarto d'Altino	1
San Donà di Piave	4
San Michele al Tagliamento	2
Santo Stino di Livenza	1
Scorzé	2
Spinea	1
Venice	24
Province of Verona	
Affi	1
Albaredo d'Adige	1
Arcole	1
Badia Calavena	1
Bardolino	2
Belfiore	1
Boschi Sant'Anna	1
Bosco Chiesanuova	1
Bovolone	1
Brenzone	1
Bussolengo	3
Buttapietra	1
Caldiero	1
Caprino Veronese	1
Casaleone	1
Castagnaro	1
Castel d'Azzano	1
Castelnuovo del Garda	3
Cavaion Veronese	1
Cerea	3
Cologna Veneta	1
Colognola ai Colli	1
Dolcé	1
Erbé	1
Fumane	1
Garda	1
Gazzo Veronese	1
Grezzana	2
Illasi	1
Isola della Scala	1
Isola Rizza	1
Lavagno	2
Lazise	1
Legnago	3
Malcesine	1
Marano di Valpolicella	1
Minerbe	1
Montecchia di Crosara	1
Monteforte d'Alpone	1
Mozzecane	1
Negrar	2
Nogara	2
Nogarole Rocca	1
Oppeano	2
Palù	1
Pescantina	1
Peschiera del Garda	3
Povegliano Veronese	1
Rivoli Veronese	1
Ronco all'Adige	1
Roverchiara	1
Roveré Veronese	1
Salizzole	1
San Bonifacio	4
San Giovanni Ilarione	1
San Giovanni Lupatoto	3
San Martino Buon Albergo	1
San Pietro di Morubio	1
San Pietro in Cariano	2
San Zeno di Montagna	1
Sanguinetto	1
Sant'Ambrogio di Valpolicella	4
Selva di Progno	1
Soave	1
Sommacampagna	2
Sona	3
Terrazzo	1
Torri del Benaco	1
Tregnago	1
Valeggio sul Mincio	1
Verona	53
Veronella	1
Vigasio	1
Villa Bartolomea	1
Villafranca di Verona	3
Zevio	2
Province of Vicenza	
Altavilla Vicentina	1
Arsiero	1
Arzignano	3
Asiago	1
Barbarano Vicentino	2
Bassano del Grappa	9
Breganze	1
Brendola	1
Bressanvido	1
Brogliano	1
Caldogno	2
Caltrano	1
Camisano Vicentino	2
Cartigliano	1
Cassola	2
Chiampo	1
Chiuppano	1
Cogollo del Cengio	1
Cornedo Vicentino	1
Costabissara	1
Creazzo	2
Crespadoro	1
Dueville	3
Foza	1
Grisignano di Zocco	1
Isola Vicentina	1
Longare	1
Lonigo	2
Malo	1
Marano Vicentino	1
Marostica	1
Mason Vicentino	1
Monte di Malo	1
Montebello Vicentino	1
Montecchio Maggiore	4
Montegalda	1
Monticello Conte Otto	2
Montorso Vicentino	1
Mussolente	1
Nanto	1
Nove	1
Noventa Vicentina	1
Piovene Rocchette	1
Recoaro Terme	1
Romano d'Ezzelino	1
Rosà	1
Rossano Veneto	1
San Nazario	1
San Vito di Leguzzano	1
Sandrigo	1
Santorso	1
Sarcedo	1
Sarego	2
Schio	7
Sossano	1
Sovizzo	1
Thiene	6
Tonezza del Cimone	1
Torrebelvicino	1
Torri di Quartesolo	2
Trissino	1
Valdagno	5
Valli del Pasubio	1
Velo d'Astico	1
Vicenza	30
Villaverla	1
Zané	1
Zugliano	1

Foreign Branches and Representative Offices

BRANCHES

London - Luxembourg - New York - Paris - Hong Kong - Singapore - Grand Cayman

REPRESENTATIVE OFFICES

Budapest - Brussels - Frankfurt - Koper - Moscow - Prague - Chicago - Buenos Aires - Sao Paolo - Mumbai Beijing - Shanghai

Italian Banking - Branch Networks

Gruppo UniCredito Italiano


86
2.9
288
9.7
24
0.8
164
5.6
453
15.6
623
21.3
484
16.5
57
2.0
77
2.6
89
3.0
22
0.8
82
2.6
23
0.8
186
6.3
103
3.5
72
2.4
35
1.2
4
0.1
16
0.5
49
1.7

Region	Number of branches	Breakdown %
Veneto	623	21.2
Emilia Romagna	484	16.5
Piedmont	453	15.4
Lombardy	288	9.8
Latium	186	6.4
Friuli Venezia Giulia	164	5.6
Apulia	103	3.5
Marches	89	3.0
Trentino	86	2.9
Umbria	82	2.8
Tuscany	77	2.6
Campania	72	2.5
Liguria	57	1.9
Sicily	49	1.7
Sardinia	35	1.2
Aosta Valley	24	0.8
Molise	23	0.8
Abruzzo	22	0.8
Calabria	16	0.5
Basilicata	4	0.1

☐ **2937 branches**
☐ **Breakdown** (%)

Credito Italiano


8
1.0
160
19.9
2
0.3
15
1.9
70
8.7
42
5.2
35
4.4
43
5.3
43
5.3
11
1.4
12
1.5
9
1.1
2
0.3
117
14.6
58
7.2
72
8.9
35
4.4
4
0.5
16
2.0
49
6.1

Region	Number of branches	Breakdown %
Lombardy	160	19.9
Latium	117	14.6
Campania	72	8.9
Piemonte	70	8.7
Apulia	58	7.2
Sicily	49	6.1
Toscana	43	5.3
Liguria	43	5.3
Veneto	42	5.2
Emilia Romagna	35	4.4
Sardinia	35	4.4
Calabria	16	2.0
Friuli Venezia Giulia	15	1.9
Abruzzo	12	1.5
Marches	11	1.4
Umbria	9	1.1
Trentino	8	1.0
Basilicata	4	0.5
Molise	2	0.3
Aosta Valley	2	0.3

☐ **803 branches**
☐ **Breakdown** (%)

ROLO BANCA
1473



26
3.4
96
12.4
1
0.1
77
9.9
410
52.9
31
4.0
26
3.4
10
1.3
21
2.7
32
4.1
45
5.8

Region	Number of branches	Breakdown %
Emilia Romagna	410	52.9
Friuli Venezia Giulia	96	12.4
Veneto	77	9.9
Apulia	45	5.8
Latium	32	4.1
Marches	31	4.0
Lombardy	26	3.4
Tuscany	26	3.4
Molise	21	2.7
Abruzzo	10	1.3
Piedmont	1	0.1

775 branches
Breakdown (%)

CARIVERONA
BANCA SPA



3
0.6
57
11.1
7
1.4
22
4.3
367
71.5
45
8.8
12
2.3

Region	Number of branches	Breakdown %
Veneto	367	71.5
Lombardy	57	11.1
Marches	45	8.8
Piedmont	22	4.3
Latium	12	2.3
Friuli Venezia Giulia	7	1.4
Trentino	3	0.6

513 branches
Breakdown (%)

BANCA CRT
Cassa di Risparmio di Torino


36
7.7
22
4.7
360
77.3
14
3.0
4
0.9
7
1.5
4
0.9
19
4.0

Region	Number of branches	Breakdown %
Piedmont	360	77.3
Lombardy	36	7.7
Aosta Valley	22	4.7
Latium	19	4.0
Liguria	14	3.0
Emilia Romagna	7	1.5
Tuscany	4	0.9
Veneto	4	0.9

- 466 branches
- Breakdown (%)

CASSAMARCA


6
4.9
117
95.1

Region	Number of branches	Breakdown %
Veneto	117	95.1
Friuli Venezia Giulia	6	4.9

- 123 branches
- Breakdown (%)

caritro

CASSA DI RISPARMIO DI TRENTO E ROVERETO S.P.A.



75
91.5
7
8.5

Region	Number of branches	Breakdown %
Trentino	75	91.5
Veneto	7	8.5

☐ 82 branches
☐ Breakdown (%)

Banca dell'Umbria

1462



2
2.4
4
4.7
73
85.9
6
7.0

Region	Number of branches	Breakdown %
Umbria	73	85.9
Latium	6	7.0
Tuscany	4	4.7
Marches	2	2.4

☐ 85 branches
☐ Breakdown (%)

CRTRIESTE BANCA SPA


1
2.0
40
80.0
9
18.0

Region	Number of branches	Breakdown %
Friuli Venezia Giulia	40	80.0
Veneto	9	18.0
Lombardy	1	2.0

☐ 50 branches
☐ Breakdown (%)

CASSA RISPARMIO CARPI S.p.A.


8
20.0
32
80.0

Region	Number of branches	Breakdown %
Emilia Romagna	32	80.0
Lombardy	8	20.0

☐ 40 branches
☐ Breakdown (%)

Branch Networks - New Europe as at 31 December 2001

BANK PEKAO SA




Gdansk
48
6.0
Western
71
8.7
Kuyavian
28
3.4
Wielkopolski
55
6.8
Lower-Silesian
41
5.0
Silesian
61
7.5
Central Region
89
11.0
Malopolski
63
7.8
South-Eastern
155
19.0
Mazovian
162
20.0
North-Eastern
39
4.8

Region	Branches in Poland	Other bank offices in Poland	Total branches and bank offices	Breakdown %
Mazovian	41	121	162	20.0
South-Eastern	64	91	155	19.0
Central	34	55	89	11.0
Western	40	31	71	8.7
Malopolski	20	43	63	7.8
Silesian	12	49	61	7.5
Wielkopolski	20	35	55	6.8
Gdansk	18	30	48	6.0
Lower-Silesian	19	22	41	5.0
North-Eastern	16	23	39	4.8
Kuyavian	12	16	28	3.4

■ 812 branches
□ Breakdown (%)

Offices Abroad
New York
Paris
Tel Aviv
Ukraine (2 branches)



BULBANK


Sofia

General Management
Sofia

Regional Branches in Bulgaria
Burgas
Plovdiv
Stara Zagora

Branches in Bulgaria
Aksakov
Aytos
Blagoevgrad
Central Branch
Chirpan
Dobrich
Gabrovo
Galabovo
Gorna Oriahovitca
Haskovo
Kaloyan
Kardjali
Karnobat
Kjustendil
Lovech
Malko Tarnovo
Pazardjik
Pernik
Pleven
Primorsko
Razgrad
Ruse
Ruski Pametnik
Shumen
Slanchev Briag
Sliven
Smolyan
Varna
Veliko Tarnovo
Vidin
Vratca
Yambol
Zlatni Piasatci

Other bank offices in Bulgaria
Asenovgrad
Border Checkpoint
Kalotina
Botevgrad
Burgas - Airport
Burgas - Port
Carevo
Customs airport-Sofia
Customs office - Plovdiv
Customs office-Sofia
Dimitrovgrad
Dupnitca
Goce Delchev
Karlovo
Kazanlak
Kneja
Levski
Lom
Marica
Nadejda
Nova Zàgora
Panagiurishte
Peshtera
Radnevo
Rodopi
Rodopski Izvor
Sevlievo
Shipka
Slavianci
Sozopol
Sungurlare
Svilengrad
Svishtov
Trakia
Troian
Velingrad
Yanko Sakazov

Offices abroad
London
Frankfurt
Wien

splitskabanka




Zagreb
Zadar
Biograd
Sinj
SPLIT
Imotski
Omis
Makarska
Metkovic
Korcula

Branches

Northern Split
Large Split and Islanda
Historical Split
Biograd
Imotski
Korcula
Makarska
Metkovic
Omis
Sinj
Zadar
Zagreb

POĽNOBANKA




Pov. Bystrica
Žilina
Trenčin
Martin
Liptovsky Mikuláš
Tatranská Lomnica
Bardejov
Kežmarok
Presov
Nové Mesto n/V
Prievidza
Poprad
Levoča
Myjava
Piešt'any
Ružomberok
Spisská Nová Ves
B. Bystrica
Michalovce
Košice
Topol'čany
Zvolen
Trnava
Malacky
Nitra
Rožňava
Čierna n.Tisou
Galanta
Lučenec
Bratislava
Šal'a
Dunajská Streda
Nové Zamky
Šamorin
Zlaté Klasy
Komárno
18 branches
33 other bank offices

Branches		**Other bank offices**			
Bratislava	2	Banska Bystrica	1	Ruzomberok	1
Dunajska Streda	1	Bardejov	1	Šal'a	1
Galanta	1	Bratislava	7	Šamorin	1
Komarno	1	Čierna nad Tisou	1	Tatranska Lomnica	1
Kosice	1	Kezmarok	1	Trenčin	2
Liptovski Mikulaš	1	Košice	1	Trnava	1
Lučenec	1	Levoča	1	Topol'čany	1
Martin	1	Lučenec	1	Zlate Klasy	1
Nitra	1	Malacky	1		
Nove Zamky	1	Michalovce	1		
Poprad	1	Myjava	1		
Presov	1	Nitra	1		
Prievidza	1	Nove Mesto nad Vahom	1		
Spišska Nova Ves	1	Piešt'any	2		
Trnava	1	Považska Bystrica	1		
Zvolen	1	Presov	1		
Žilina	1	Rožňava	1		

Graphic design and typesetting
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza
June 2002

82-3185

REPORT AND ACCOUNTS 2001

Report and Accounts 2001

UniCredito Italiano – Italian Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company
of the UniCredito Italiano Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock: € 2,523,215,059, Fully Paid In

Directors and Auditors

Directors and Auditors

BOARD OF DIRECTORS AS AT 31 DECEMBER 2001

Francesco Cesarini	*	**Chairman**
Eugenio Caponi	*	Deputy Chairman (Vicarious)
Fabrizio Palenzona	*	Deputy Chairman
Alessandro Profumo	*	Managing Director/CEO
Franco Bellei		Directors
Roberto Bertazzoni	*	
Mario Cattaneo		
Philippe Citerne		
Carlo Delaini		
Leonardo Del Vecchio		
Francesco Giacomin	*	
Candido Fois		
Franzo Grande Stevens		
Maurizio Lotti		
Achille Maramotti		
Mario Greco	*	
Luca Remmert		
Giovanni Vaccarino		
Anthony Wyand		
Marco Fantazzini		Secretary

* Executive Committee Members

BOARD OF AUDITORS

Gian Luigi Francardo		**Chairman**
Giorgio Arena	**	Statutory Auditors
Giorgio Loli		
Aldo Milanese		
Roberto Timo		
Giuseppe Armenise		Alternate Auditors
Marcello Ferrari		

**Resigned effective 10/12/2001; replaced by Alternate Auditor Giuseppe Armenise until the extraordinary shareholders' meeting of 30/1/2002, which appointed Vincenzo Nicastro as Statutory Auditor.

Pricewaterhouse Coopers S.p.A.	**EXTERNAL AUDITORS**

General Management

Report on Operations

Proposal for approval of Accounts
and distribution of Net Profits

Company Accounts

Reports and Resolutions

Branches and Offices abroad

General Management

GENERAL MANAGEMENT AS AT 31 DECEMBER 2001

Alessandro Profumo	**Managing Director/CEO**
Luca Majocchi Pietro Modiano Roberto Nicastro	**Deputy General Managers**
Fausto Galmarini Elisabetta Magistretti Massimiliano Naef Roberto Nordio	**Central Managers**
Maurizia Angelo Comneno Fabio Bolognini Pasquale Giamboi Franco Grosso Franco Leccacorvi Giuseppe Leopardo Andrea Moneta	**Deputy Central Managers**

MANAGERS IN CHARGE OF PRINCIPAL BUSINESS AREAS/DEPARTMENTS

Luca Majocchi	Domestic Banking Division
Pietro Modiano	Wholesale Banking Division
Roberto Nicastro	Foreign Banks and New Growth Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Elisabetta Magistretti	Risk Management
Andrea Moneta	Planning and Finance
Roberto Nordio	Human Resources
Fabio Bolognini	Corporate
Pasquale Giamboi	Retail
Massimiliano Naef	Operations
Fausto Galmarini	Credit
Franco Leccacorvi	Accounts
Vittorio Borelli	External Relations
Matteo Montagna	Environment, Security and Social Report

Contents



Contents



Report on Operations

To Our Shareholders:

The economic environment in 2001 was defined by the performance of the U.S. economy, which entered into a recession after nine years of uninterrupted expansion, affecting economic developments worldwide. This resulted in a sharp change in monetary stance, reflecting in the pronounced volatility of financial markets and substantial weakness in stock markets the world over. Unfortunately, adding to the factors that caused the weakness in the economy and stock markets were the terrorist attacks of 11 September, and more recently the bankruptcies of some large American companies, which shook market confidence.

The environment described, while not favouring bank industry performance (especially in the investment banking and asset management areas), did not, on the whole, have a negative impact on the results of traditional banking operations. In fact, for the Italian banking industry, net interest income benefited from the increase in business volume and the resilience of average annual spreads, while loan quality did not show any clear signs of deterioration. Although commissions were down for the year, they should, by now, have reversed the negative trend. On the other hand, the progress achieved in the area of costs still bears the brunt, presumably, of significant reorganisation expenses.

Operating Results

In this context, the company's profitability remained well above levels for the prior year due to the substantial dividends paid by Group companies. In fact, net profits reached € 1,089 million, compared with € 789 million in restated 2000 accounts.

Based on shareholders' equity, excluding net profits for the period (€ 7,217 million as at 31 December 2001), ROE was 15% compared with 12% for the prior year on an equivalent basis. On the other hand, ordinary ROE before taxes was 19.3% (18.1% in 2000).

Based on these results, it was proposed at the shareholders' meeting to distribute a dividend per share of € 0.141 for common shares and € 0.156 for savings shares, both of which were higher by 9.2% and 14%, respectively, over the prior year. Given year-end stock prices, these amounts represented a yield of 3.14% and 4.36%, respectively, compared with 2.32% and 3.08% in 2000.

Operating profits (€ 1,692 million) were up by 24%, and were bolstered by the pronounced rise in dividends (up by 32%), which comfortably offset the increase in net financial expenses (up by 56%) and costs (up by 11%).

The gradual increase in dividends of direct subsidiaries, which have been reported in the period when accrued instead of the period when their distribution is approved since the 2000 accounts, was due to the excellent results of the main banking subsidiaries and the first distribution made by UBM and Pekao. Total dividends, including tax credits, rose to € 2,346 million compared with € 1,774 million for the prior year.

Also contributing to net profits was extraordinary income of € 145 million, which made it possible to cover higher provisions and write-downs during the period.

The Company's Activities

Based on the organisational model adopted, the company's activities are closely tied and in keeping with the operations of the Group as a whole. In fact, in addition to its duties of Group strategy and management, UniCredito oversees the Group's treasury function, correspondent banking and the foreign branch network. The latter operates to service the Group's banks, and in particular its corporate customers, while the Group treasury, which was centralised in the holding company during the fourth quarter of 2000, manages the liquidity positions of the individual banks, protects them from financial risks and invests the Group's structural liquidity.

Movements in several balance sheet items should also be interpreted in the Group context, due to their impact on ratios and capital absorption. In fact, on the one hand, subordinated debt continued to grow, with new issues of about € 2,400 million during the period, in order to support growth and partially cover the capital absorption of financial risks at the Group level; on the other hand, there was a reduction in loans to customers due in part to the Group's more efficient capital allocation.

However, the reduction in loans and amounts due to banks was due to the gradual optimisation of transaction settlements among Group banks.

Reorganisation

During the year, the streamlining of the equity investment portfolio continued, as did the reorganisation of the bank's structure. The securitisation was also carried out of those loans stipulated in Fonspa's restructuring plan, which was implemented with the partial spin-off of Fonspa into UniCredito.

With regard to equity investments, worthy of note in the reorganisation in the asset management area was the transfer by UniCredito and Rolo Banca of the respective units, made up largely of equity investments held in the same sector, to the sub-holding company Pioneer Global Asset Management S.p.A..

On the other hand, with regard to the reorganisation of ancillary operations, the divisions engaged in back-office operations and information systems were transferred to UniCredit Produzioni Accentrate and UniCredit Sistemi Informativi, respectively.

The reorganisation project, which was approved by the Board of Directors on 14 December, is a fundamental step in this direction. This project calls for the merger of six banks and the Credit Carimonte holding company into UniCredito, and the simultaneous spin-off of banking operations to Credito Italiano for the subsequent creation of the three banks specialised by customer segment (retail, corporate and private banking). The implementation of that project will initially allow for a radical simplification of the control structure of the Group companies, and, most importantly, greater efficiency and commercial potential in the Italian Banking Division, with further improvements in the level and quality of service provided to customers due to the structures' focus on segments.

Additional details are provided on the latter transaction in the report on consolidated operations.

Based on the above, an outline of balance sheet and profit and loss account figures as at 31 December 2001 is provided below with a comparison with the prior period.

Restated Balance Sheet

(Amounts in millions of €)

Assets

	AMOUNTS AS AT		
	31.12.2001	31.12.2000 RESTATED	31.12.2000
Cash and deposits with central banks	75	40	40
Loans:			
- Loans to customers	5,353	6,979	6,979
- Loans to banks	25,624	36,733	36,733
Trading securities	3,254	3,458	3,458
Fixed assets:			
- Investment securities	9,909	9,588	9,588
- Equity investments	11,606	10,678	10,678
- Intangible and tangible fixed assets	184	195	195
Other asset items	4,920	4,840	5,067
Total assets	**60,925**	**72,511**	**72,738**

Liabilities and Shareholders' equity

Deposits:			
- Due to customers	4,805	3,439	3,439
- Securities in issue	9,095	6,755	6,755
- Due to banks	25,686	42,061	42,061
Specific reserves	1,229	713	940
Other liability items	2,727	5,454	5,031
Loan loss reserves	17	17	17
Subordinated debt	9,060	6,690	6,690
Shareholders' equity:			
- Capital and reserves	7,217	6,593	6,593
- Net profit for the period	1,089	789	1,212
Total liabilities and shareholders' equity	**60,925**	**72,511**	**72,738**

Guarantees and Commitments

Guarantees given	3,129	2,422	2,422
Commitments	6,442	12,452	12,452

Note: The figures reported in the "restated" balance sheet and profit and loss account were determined:

- By removing dividends reported on a cash basis in 2000 (included among extraordinary income) for those equity investments for which dividends were also reported on an accrual basis;
- By reporting the amount of the provision made in 2000 pursuant to Legislative Decree 153/99 for prior periods among extraordinary items.

Restated Profit and Loss Account

(Amounts in millions of €)

Items

	2001	2000 RESTATED	2000
Net interest	-308	-198	-198
Dividends	2,346	1,774	1,774
Net interest income	**2,038**	**1,576**	**1,576**
Net commissions	17	18	18
Trading profits	-77	26	26
Revenues from services and other sources	**-60**	**44**	**44**
Total revenues	**1,978**	**1,620**	**1,620**
Payroll costs	-200	-218	-218
Other administrative costs	-156	-173	-173
Other net operating income	96	160	160
Write-downs of intangible and tangible fixed assets	-26	-26	-26
Operating expenses	**-286**	**-257**	**-257**
Operating profit	**1,692**	**1,363**	**1,363**
Provisions for risks and charges	-50	-113	-188
Net write-downs of loans and provisions for guarantees and commitments	-69	-18	-18
Provisions for loan losses	-	-17	-17
Net write-downs of financial investments	-178	-19	-19
Profit before extraordinary items and income tax	**1,395**	**1,196**	**1,121**
Extraordinary income (charges) – net	145	-88	637
Earnings before taxes	**1,540**	**1,108**	**1,758**
Income tax for the period	-451	-319	-546
Net profit for the period	**1,089**	**789**	**1,212**

The Organisational Structure

The mission of the Parent Company, UniCredito Italiano, is to create the most value possible for the Group by setting policies for, and managing, the various companies and performing such functions, which are not structured as dedicated companies, as involve significant economies of scale and scope. The main responsibilities and functions of the structures making up the Parent Company are described below.

Business and Operating Divisions

Italian Banking Division

The Division is responsible for:

- Division-related planning and coordination of functions for the Italian banks and other companies in order to create value;
- Oversight of commercial and innovation processes for Retail, Corporate and Private products with the goal of maximising the net profit contribution and its growth over time, and generating added value to benefit Group entities;
- Optimal management of foreign branches and correspondent banking relationships in order to maximise the net profit contribution in these areas and their growth rate over time;
- The operating management of the Group in order to minimise the cost of maintaining fixed assets and security systems in accordance with established quality standards.

The Division is made up of the Retail, Corporate and International Areas as well as the legal, planning and integration support units. Also reporting to the Division is the Operations Area, which is in charge of the functional oversight of the companies that provide information technology services and centralised production in order to pursue synergies tied to the operation of the "Group Machine" in the context of integration.

Wholesale Banking Division

In an effort to maximise the Group's value through the independent development of activities targeted at wholesale financial markets and the offering of excellent financial services, the Division was put in charge of the supervision and planning for the Group's Investment and Merchant Banking and Asset Management Companies, as well as the oversight of the corporate market, with respect to the Large Group segment.

Foreign Banks and New Growth Division

The Division is in charge of promoting and managing the Retail and Corporate banking operations in foreign markets with the goal of maximising the Group's value, adjusted for risk-related costs, in order to create the leading Bank Group in the New Europe. In addition, the Division provides supervisory and planning functions for Italian lending companies.

Structure of UniCredito Italiano



CHAIRMAN
Board of Directors
Executive committee
Managing Director/CEO
- Environment, Security and Social Report
- External Relations
Group Audit
Management Committees
Legal and Corporate affairs
Human resources
Credits
Planning and finance
Risk Management
Accounts
Italian Banking Division*
Wholesale Banking Division*
Foreign Banks and New Growth Division*
Clarima
Xelion
Operations
USI
UPA
Investment Banking
Foreign Banks
UBM
International
Foreign branches
Trading Lab
Bank Pekao
BulBank
Pol'nobanka
Retail
Credito Italiano
Asset Management
Splitska Banka
Rolo Banca 1473
Cariverona
Pioneer Group
Lending Companies
Corporate
Banca CRT
Other mgmt Cos.
Cassamarca
Other Equity Investments
Caritro
Other Equity Investments
Locat
CRTrieste
UCI Factoring

* Position held by Deputy General Manager

Coordination and Planning Functions

Planning and Finance

This unit is responsible for:

- The coordination of the Group's strategic development function in order to maximise return on invested capital and growth in profits over time;
- Business planning and control aimed at providing incentives for Group profit centres to achieve their annual profit targets;
- The management of investor relations in order to support Senior Management in the timely and regular reporting of the Group's strategies, objectives and results.
- Group finance, aimed at maximising the profitability of the Group's treasury function and optimising exchange rate, interest-rate and liquidity risk profiles.
- The management of Group purchasing to minimise the costs of purchasing and providing goods and services.

Thus, this area is responsible for coordinating the planning process at the Group level, Treasury operations, Mergers and Acquisitions, the capital allocation process and Investor Relations activities. This area is also in charge of Purchasing and Cost Management.

Risk Management

This unit is made up of the Accounts and Credit Areas, which are responsible for:

- The management of the Group's accounts and accounting in order to insure the timely and accurate reporting of the Group's accounting entries;
- The management of the Group's credit risk, in order to optimise the Group's asset quality and minimise the cost of credit risk.

Thus, this unit provides strategic direction in the area of credit risk management and control, the establishment and distribution of excellent loan disbursement, control and recovery systems, regulatory reporting and the management of accounting compliance. It also insures that action will be taken to minimise taxes, and oversees compliance with respect to tax matters and the Group's equity investments. The unit is also in charge of Risk Management.

Human Resources

This unit is responsible for:

- The management of the Group's human resources in order to support the Group's strategic and organisational development, and provide it with the capacity to attract, maintain and develop high quality employees, and at the same time minimise the percentage of payroll costs;
- The management of the Group's union relations, in order to manage industrial relations with union organisations in keeping with defined directions and goals.

Thus, this unit is in charge of determining the policies for the development and management of Human Resources, the management of the Parent Company's Personnel, the concerted management of key human resources and individuals with high potential in the Group, as well as the management of domestic union relations and labour law related matters.

Group Audit

This unit is in charge of the Group's control function in order to insure the integrity of company capital and operational compliance with internal and external regulations.

Thus, the unit is charged with assessing the functionality of internal control systems at the Group level, the effectiveness and efficiency of operating processes, and monitoring the validity of operations and their compliance with laws, regulations and the Parent Company's plans.

Legal and Corporate Affairs

This unit is in charge of overseeing legal risks and the management of the Group's corporate affairs, in order to insure the thoroughness of legal compliance and to reduce the Group's legal expenses and the cost of managing lawsuits.

Thus, this unit has the task of identifying the best corporate method for implementing acquisition projects, Group restructuring, the continuous review of legal changes, the thoroughness of corporate compliance and general legal advice.

External Relations

This unit is in charge of external relations in order to support Senior Management in the management of external communications, with a special emphasis on the press, the local community and associations.

Thus, this unit is responsible for public relations, Senior Management support in communications management, and the development of a Group image in keeping with the strategies and plans of management.

Environment, Security and Social Report

This unit is in charge of relationships with stakeholders in order to support Senior Management in the establishment of policies of social responsibility with respect to relationships with society and the preparation of the environmental social report.

Thus, this unit is responsible for implementing policies in the environmental, corporate and security areas, and legal compliance with respect to accident prevention and protection in the workplace.

* * *

The Parent Company's role and structure will not be significantly altered by the project to reorganise the Italian Banking Division; to be specific, the Parent Company:

- Will maintain its current role of strategic planning in the allocation and management of capital, the oversight of key resources and the management of credit and market risks;
- Will maintain the current divisional structure (Italian Banking, Wholesale Banking, Foreign Banks and New Growth) with responsibility for the strategic, commercial and operating coordination of the three markets, and the management of the those companies whose operations are consistent with, or primarily connected to, the respective businesses.
- Changes in centralised functions will be limited to the ability to transfer certain operations, which are now centralised, to the segment banks.

Human Resources

Changes in Personnel

As at 31 December 2001, UniCredito Italiano had 1,655 employees, representing a decline of 1,198 employees from the prior year. This reduction was due to:

- The decrease of 54 employees who went to Credito Italiano at the beginning of the year following the transfer to that bank of operations in the "International" area that were formerly performed by employees of the Parent Company, who were coordinated by UniCredit Produzioni Accentrate.

- The decrease of 1,248 employees, who, effective 1 July 2001 were transferred, along with their duties, to report directly to the ancillary companies UniCredit Produzioni Accentrate and UniCredit Servizi Informativi.

- 104 new employees.

It should also be added that the above staff increase corresponded to the creation of 205 new jobs, of which 138 were to reinforce the management, business, coordination and planning structures, 41 to enhance the foreign branch network and units in charge of the development and coordination of initiatives in Eastern Europe, and 26 (through the secondment of individuals from the Holding Company) to cover commercial and staff positions at Italian subsidiaries.

The above results were made possible by the further downsizing of staff, which facilitated the use of a larger number of human resources in business processes and in the particular roles described above, making it possible to avoid interrupting the early retirement of older staff by providing incentives to those entitled to a pension.

For 2001, the average number of staff, determined on the basis of end-of-month figures, was 2,257 employees, of whom 338 were part time employees.

Changes in the number and composition of staff by category are provided in the table below.

CATEGORIES	31.12.2001 Total	*of which: foreign branches*	31.12.2000 Total	*of which: foreign branches*	Change Overall
Senior managers	152	*17*	121	*13*	+ 31
4th and 3rd level Management Officers	586	*84*	762	*77*	- 176
2nd and 1st level Management Officers	144		283		- 139
Remaining staff	773	*144*	1,687	149	- 914
Total	**1,655**	***245***	**2,853**	***239***	**- 1,198**
of which: part time staff	*200*		*490*		*- 290*

The tables below provide a breakdown of personnel by seniority and age category.

As regards educational levels, over 32% of the staff of UniCredito Italiano has a university degree (primarily in economics, banking and law). If only Senior Managers and Management Officers are taken into account, the percentage of those holding a university degree is 48%.

Women represented 38% of total staff.

COMPOSITION BY SENIORITY	31.12.2001 Number	31.12.2001 Percentage	31.12.2000 Number	31.12.2000 Percentage
Up to 10 years	760	45.9%	856	30.0%
From 11 to 20 years	334	20.2%	643	22.5%
From 21 to 30 years	458	27.7%	1,123	39.4%
Over 30 years	103	6.2%	231	8.1%
Total	**1,655**	**100.0%**	**2,853**	**100.0%**

COMPOSITION BY AGE	31.12.2001 Number	31.12.2001 Percentage	31.12.2000 Number	31.12.2000 Percentage
Up to 30	282	17.0%	326	11.4%
From 31 to 40	472	28.5%	726	25.4%
From 41 to 50	617	37.3%	1,262	44.2%
Over 50	284	17.2%	539	18.9%
Total	**1,655**	**100.0%**	**2,853**	**100.0%**

Training

The Parent Company managed the training of its employees with a focus on management development and language training. Based on the international environment in which the Group operates, in addition to the traditional classroom activities with native language instructors, all employees were offered a multi-media course to be taken individually using personal computers. This initiative involved 750 individuals with differing levels of language skills (from beginners to advanced students). During the year, several

Group level projects were also developed with the coordination of the Holding Company. The most significant of these included briefing and training on the introduction of the euro and the establishment of a technological infrastructure for providing and managing remote training courses.

The report on consolidated operations provides additional details on the initiatives referenced, which have a significant impact on the entire Group (training and management development projects).

Management Development

In order to improve the ability to attract, maintain and develop high-quality personnel, the project called "Creating value through the management of young talent and key human resources" was repeated this year.

The purpose of the overall project is to ensure a continual flow of managers capable of generating and implementing business strategies that will lead to the Group's success in the short and long term. The project is based on a management process coordinated by the Parent Company and shared by Group banks/companies, which apply it in their structures.

Medium-Term Incentives

In order to ensure the broadest involvement of all Group personnel, and to foster management motivation, the "Increase Group Value – Global Action Plan" was repeated again this year. This Plan, which aims to stress the importance of employees' contributions to Group results, targets all personnel at the Parent Company, and Italian subsidiary banks and companies of UniCredito Italiano Spa (with a 51% direct or indirect equity interest), and was carried out with:

- The free allotment of UniCredito Italiano stock to approximately 26,000 Group employees, as a part of the revision of the company bonus, in order to strengthen identification and give tangible recognition for success achieved.
- The free allotment of UniCredito Italiano Spa shares to approximately 2,000 Group middle managers, in order to stress the correlation between the value of individual performance and company results.
- The free allocation of stock options to approximately 300 managers, with the purpose of fostering the growth and improvement of results over time, and enhancing loyalty in key Group employees.

The Global Action Plan takes full advantage of tax and social security benefits introduced in this area under Italian legislation.

Work and Environmental Safety

Improvements in performance also require the adoption of policies to promote social and environmental awareness within the organisational structure. Action plans in this area are focused on the commitment to identify innovative tools for the management of the impact resulting from internal activities in line with the principles that inspire the decisions and guide the company's actions to promote, as specifically as possible, the prospects for sustainable growth.

UniCredito Italiano has made a priority of insuring safety and health in the workplace, and safeguarding the environment. The Company's commitment is aimed at continually improving the handling of problems concerning the prevention of and protection against risks, the consumption of natural resources, and environmental impact by optimising management and organisational processes, including on the basis of international standards.

For details on action taken in this area, see the Social Report on the Environment.

Industrial relationships

In light of the reorganisation processes under way in the Group, it is more meaningful to discuss the issue of industrial relations at the consolidated level.

Main Operating Areas

International Network

Branches and Representative Offices Abroad

UniCredito Italiano's International Network maintained its mission of focusing its operations on the continual support of Corporate Customers of the Federated Banks. Moreover, the possibility of using foreign branches has been considered for participating in major loan and securitisation transactions with high returns in the international market.

In 2001 the number of branches (6) remained unchanged, while the number of representative offices increased to 12. In fact, during the year the Los Angeles office closed, and Representative Offices were opened in Prague, Budapest and Capodistria (transformation of the former offices of Cassa di Risparmio di Trieste).

Due to this presence, the ability to penetrate Eastern Europe, which is considered a strategic area for the development of the market of the UniCredito, is further enhanced.

In 2001, Representative Offices were also assigned the duty of supporting the operations of Correspondent Banking in conjunction with the Parent Company's appropriate Financial and Banking Institution Unit.

Correspondent Banking

Within the Group, the effort to streamline correspondent banking operations with Federated Banks continued this year, and led to a concentration of relationships maintained with correspondent banks, allowing for cost savings and improved conditions for customers.

There was a particular focus on expanding the range of services and products to Italian operators that work with foreign countries. Thus, efforts were also made to initiate new correspondent relationships that allowed the Group to expand into new markets to facilitate customer transactions.

Custody and Settlement Activities

In 2001 steps were taken to centralise and reorganise the Group's Depository Bank operations in order to achieve cost savings and more competitive conditions.

At the same time, services were improved with the creation of a website that allows banks and institutions to obtain information in real time regarding a broad range of products.

Corporate Group Treasury & Capital Markets

Corporate Group Treasury and Capital Markets (hereinafter, "Group Treasury") is the only counterparty that acts on behalf of the Federated Banks with third parties in the following functions:

- Participation in interbank markets and payment system circuits.
- The hedging of interest rate and liquidity risk through the use of derivative and cash instruments.
- The supply of securities for REPO operations with customers.

In 2001 the Group Treasury strengthened its role as a leading market player in the interbank market for the Euro area. In fact, for maturities within the year, total business volume, which was calculated for the first time as the sum of flows on the E-MID and OTC circuits, was € 910 billion compared with € 1,020 billion in 2000. In this area, the overnight segment posted a significant increase ending the year with volume of € 306 billion compared to € 229 billion for the prior year.

As a percentage of the total E-MID circuit, total operations for all maturities under twelve months represented 5.1% of the market compared to 8% in 2000.

The Treasury units of the foreign branches have also played a fundamental role in the optimisation of the Group's liquidity. Under the direct supervision and responsibility of the Group's Treasury, these units not only provide support for the branches' commercial activities, but also serve as vehicles to manage the liquidity of UniCredito Italiano. In fact, by operating in the various international markets where they are based, the foreign branches are able to generate significant deposits through the direct money market and the issuance of certificates of deposit. Using the latter, the Group can reap obvious benefits in terms of lowering its cost of funding.

The participation of the Group's Treasury in the weekly auctions at the European Central Bank every fifteen days, was down from 2000. After the first half of 2001, which was unchanged from the same period in 2000, this trend became more pronounced during the second half of the year (€ 33 billion compared to € 67 billion in 2000). Following this, the total amount allocated in 2001 dropped to € 78 billion compared with € 112 billion for the prior year.

As a percentage of the total allocated in Italy, this participation, however, seemed particularly significant. In fact, it represented 31% of the domestic market (22% in 2000), which was equal to 1.8% of total refinancing carried out by the ECB in the entire euro area.

Loan Securitisation and the Spin-Off of Fonspa

The Securitisation of Fonspa Loans

During the period, securitisation transactions were completed for loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. (Fonspa), which were connected with the divestiture plan for the equity investment in that credit institution.

In December 2000, as a part of this plan, Fonspa sold to Colombo S.r.l. (a special purpose vehicle established pursuant to Law No. 130/99 in which UniCredito holds a 5% stake) performing loans reported in 1999 accounts in the amount of about € 2,050 million, which were subsequently securitised. The resulting Fonspa loan to Colombo was transferred on a proportional (50%) basis to UniCredito and IntesaBci on 20 April 2001 at the time of the partial spin-off of Fonspa into these companies.

The securitisation transaction, which was completed with the support of Morgan Stanley during the second half, was carried out in consecutive phases after classifying loans in similar categories, using several special purpose vehicles. The first tranche of the transaction, which involved loans for public works totalling € 395 million, was carried out in August by Colombo, once the remaining mortgage loans had been sold to a second special purpose vehicle, Diocleziano S.r.l. On the other hand, in December the transaction was finalised by Diocleziano and a third special purpose vehicle, Augusto S.r.l., to which the portfolio made up of loans secured by residential properties was sold.

Following the transactions described, the € 1,025 million loan to Colombo, which was spun-off to UniCredito, was repaid out of the liquidity generated from instalments maturing since the beginning of 2000 on securitised mortgage loans and from the proceeds of bonds issued. Of the latter, UniCredito purchased those related to the Diocleziano (€ 366 million) and Augusto (total of € 138 million) transactions, while all those related to the Colombo transaction were placed on the market. A subordinated loan of € 7 million to support potential costs associated with the transaction was also sold to Colombo.

Partial Spin-Off of Fonspa to UniCredito

As noted above, as part of Fonspa's stated restructuring plan, on 20 April 2001 the partial proportional spin-off of Credito Fondiario e Industriale – Fonspa SpA – into UniCredito Italiano and Banca Commerciale Italiana went into effect, resulting in a capital increase for UniCredito Italiano SpA of € 2,517,727 in par value.

As a result of the spin-off, there was a transfer of certain Fonspa asset and liability items to UniCredito Italiano SpA, including, among other things, a 49.5% stake in Selezione Terza srl, and an 11.16% stake in Immobiliare Lombarda SpA (for the latter company, the overall stake held by UniCredito rose to 30.97%).

Loans to Customers

Loans to Customers

Loans to customers represented just under 10% of assets, and were largely attributable to the operations of foreign branches and the treasury, both of which experienced a significant decline during the period. The loans of foreign branches, which represented 55% of the total, declined primarily as a result of the revision to exposure made to optimise the use of capital at the consolidated level, while the drop in loans of units operating in Italy was due to changes in the utilisation of Group companies and, to a lesser degree, to the transfer of the Large Corporate segment to UBM. Overall loans to customers declined by 23.3% over the year, which was a greater decline than that reported for total assets, bringing this item to a level of about € 5,350 million.

			Change	
(Amounts in millions of €)	**31.12.2001**	**31.12.2000**	**Amount**	**%**
Loans (except non performing loans and repo transactions)	5,316	6,963	- 1,647	-23.7%
Non-performing loans	37	16	+ 21	+131.3%
REPO transactions	-	-	-	
Total loans to customers	**5,353**	**6,979**	**- 1,626**	**-23.3%**
of which:				
- Units operating in Italy	*2,415*	*3,202*	*- 787*	*-24.6%*
- Units operating abroad	*2,938*	*3,777*	*- 839*	*-22.2%*

Synthetic Securitisation

With the ongoing goal of maintaining an optimal level of capital for the Group (partly through a more efficient allocation of capital), in December a synthetic securitisation transaction was completed for loans made by UniCredito and other Group banks to large and medium-sized companies for a total of € 2,075 million. UniCredito's share of this portfolio was € 768 million (€ 602 million from the London branch, and € 166 million from the New York branch), while the remainder was made up of positions on the books of Credito Italiano (€ 1,048 million), Cariverona (€ 176 million) and Banca Mediocredito (€ 83 million).

The transaction, which was structured by Euro Capital Structures, consisted of the purchase of credit risk protection for the portfolio selected, which remained on the books of the lending banks, by entering into two credit default swaps (CDS). The first CDS, which was entered into with a vehicle company, guarantees coverage of any losses for the first € 280 million, while the risk on the remaining portion of the portfolio (€ 1,795 million) was covered by the second CDS, which was entered into with a leading international bank. Under the first CDS, the funds of the special purpose vehicle consisted of a deposit of € 47 million (for the first loss) paid directly by the banks in proportion to their loans, and of securities (credit linked notes) totalling € 233 million.

The positive impact on the capital ratio was due to the fact that the weighting of credit default swaps was lower than that of the loans to customers (0% for the first CDS, net of the first loss, since the funds were raised from the issuance of securities deposited at UniCredito, and 20%, of full weighting for the second CDS, taking into account that the counterparty is a bank, compared to 50% as provided in the loans to customers), which more than offset the capital absorption of the first loss.

The Composition of the Aggregate

As can be seen from the tables in the notes to accounts, as at 31 December loans were characterised by:

- A decline of about 37% for finance companies, a sector in which the reduction of loans was concentrated, resulting in a decrease in their share of the total from 49.5% to 40.7%. There was a resulting increase in the percentage of non-finance companies (from 47% to 53%) and in the percentage of government entities (from 1% to 5.7%).
- An increase from 31% to 40% in the percentage of countries outside the EU in the distribution of assets by residence of the counterparty. In particular, the share of other countries of the Union declined from 27% to 21%, as did the percentage for residents, but to a lesser extent (from 42% to 39%).
- As was the case at the end of the prior year, a concentration of assets in the form of advances and non-overdraft lending products.
- A 10-point reduction in the percentage of loans in € (from 59.1% to 49%).
- A slight lengthening of average remaining maturity, taking into account that about 76% of loans were classified under maturities up to 3 months compared to 82% at the end of 2000, while the percentage of the next bracket (up to one year) dropped from 8% to 4%.

Doubtful Loans

Loan Quality

The book value of total doubtful loans to customers was € 130 million, which was up by € 45 million over the prior year. In addition to this amount, there were loans to banks in countries at risk of € 32 million compared to € 25 million at the end of 2000.

(Amounts in millions of €)	31.12.2001	31.12.2000	Change Amount	Change %
Non-performing loans	37	16	+ 21	+131.3%
Watchlist loans	29	20	+ 9	+45.0%
Loans subject to restructuring			-	
Restructured loans	21	6	+ 15	+250.0%
Loans to countries at risk	43	43	-	
Total doubtful loans to customers	**130**	**85**	**+ 45**	**+52.9%**
Performing loans	5,223	6,894	- 1,671	-24.2%
Total loans to customers	**5,353**	**6,979**	**- 1,626**	**-23.3%**
Other doubtful loans:				
Loans to countries at risk – banks	32	25	+ 7	+28.0%

The increase was concentrated in non-performing loans, which were affected by the Enron bankruptcy, and in restructured loans, which were fuelled by loans to Immobiliare Lombarda resulting from the partial spin-off of Fonspa.

It should be noted that gross loans and advances to Enron were nearly € 55 million, against which write-downs of about € 38 million were made, representing 70% of the loan.

Total doubtful loans as a percentage of total loans to customers were 4.56% at face value, and 2.43% at book value, a net increase from figures at the beginning of the year, which were 2.24% and 1.23% respectively, due in part to the reduction in performing loans.

Country Risk

The table below provides the face value, write-downs and book value for all unsecured loans to countries at risk (customers and banks) with respect to each country concerned.

COUNTRY RISK (CUSTOMERS AND BANKS)

(Amounts in millions of €)	31.12.2001 Face value	31.12.2001 Write-downs	31.12.2001 Book value	31.12.2000 Face value	31.12.2000 Write-downs	31.12.2000 Book value
Russia	42	10	32	46	18	28
Brazil	17	3	14	5	1	4
Egitto	11	2	9	11	2	9
North Korea	8	5	3	7	6	1
Liberia	6	5	1	5	4	1
Cuba	6	4	2	5	4	1
Indonesia	5	2	3	7	3	4
Former Yugoslavian countries	4	3	1	4	3	1
Algeria	4	1	3	4	1	3
Other	13	6	7	22	6	16
Total [1]	**116**	**41**	**75**	**116**	**48**	**68**
of which:						
- Loans to customers	*64*	*21*	*43*	*73*	*30*	*43*
- Loans to banks	*52*	*20*	*32*	*43*	*18*	*25*

1. Loans subject to write-downs at the end of 2001 were € 111 million (the difference was entirely in Brazil), while at the end of 2000 they were equal to face value.

The face value of these loans, which was € 116 million, was unchanged from the prior year, as a result of the increase in exposure to Brazil (from € 5 to 17 million, of which only € 12 million was subject to write-downs), which was largely offset by repayments of loans to Russia and South Africa, in addition to the removal of Croatia from the list of countries at risk that are subject to provisions. Due primarily to the reduction in the write-down rate of Russian loans (from 40% to 25%), write-downs were down in absolute terms, from € 48 to 41 million, which, as a percentage of the potential write-downs, was a decline from 41% to 35%. Thus, book value was € 75 million compared to € 68 million at the end of 2000.

For the sake of completeness, below are details of unguaranteed securities (which were issued by entities with residence in countries at risk, and were included in investment and trading securities at the end of 2001) compared with the situation at the end of 2000. It should be noted that the inventory of these securities was incorporated entirely in investment securities.

UNGUARANTEED SECURITIES ISSUED BY RESIDENTS OF COUNTRIES AT RISK

	31.12.2001			31.12.2000		
(Amounts in millions of €)	**Face value**	**Write-downs**	**Book value**	**Face value**	**Write-downs**	**Book value**
Russia	55	22	33	52	31	21
Brazil	30	7	23	30	6	24
Sri Lanka	17		17	16		16
Ecuador	6	3	3	6	4	2
Panama	5	1	4	4	1	3
Argentina	4	3	1	5	1	4
Other	12	1	11	11	2	9
Total	**129**	**37**	**92**	**124**	**45**	**79**

Changes in the book value of securities were also affected by the reduction in the write-down rate for Russia, which resulted in a recovery of € 9 million on the corresponding securities. Taking into account other write-downs (net of write-backs) of € 1 million, and the € 5 million increase in face value (from € 124 to 129 million), the book value of securities issued by residents of countries at risk was € 92 million, which was € 13 million higher than the prior year.

Finally, with regard to non-cash credits provided to customers and banks with residence in countries at risk, as at 31 December 2001, the balance of guarantees was € 82 million, of which approximately € 11 million was to Argentina and € 6 million to Brazil. On the other hand, the potential write-down (determined by applying a weighting of 15% to commercial transactions) was € 16 million (€ 5 million for Argentina and € 4 million for Brazil) with write-downs of € 5 million (€ 3 million for Argentina).

Summarising the Argentine position, taking into account the fact that loans to countries at risk also included unsecured loans to that country totalling only € 339,000 (written down by € 200,000) and equity investments of € 5 million (with write-downs of € 3 million), the exposure in loans, advances and non-cash credits totalled € 20 million at face value (€ 14 million subject to write-downs) with write-downs of € 9 million (over 60% of the amount subject to write-downs).

Customer Deposits

Customer deposits and securities in issue accounted for a greater share of funding, rising from 14% of total liabilities at the end of 2000 to 23%. This aggregate consisted primarily of liabilities of the foreign branches and bonds. Since the latter were registered, they were not transferred to Credito Italiano at the beginning of 2000.

Customer deposits totalled € 4,805 million, an increase of € 1,366 million (up by 39.7%) over the end of 2000, which was equal to the increase in current accounts. Repo transactions were nearly cancelled out; their reduction was largely offset by the deposit of amounts collected by the special purpose vehicle counterparty in the synthetic securitisation transaction (€ 233 million). Securities in issue also rose sharply (up by € 2,340 million or 34.6%) to € 9,095 million. Of this amount, approximately € 1,900 million was for certificates of deposit issued by foreign branches in the context of an integrated liquidity management approach, and the remaining € 440 million was for bonds. Bonds outstanding increased as a result of a € 500 million issue and securities received as a part of the partial spin-off of Fonspa (about € 700 million) net of maturities of about € 760 million.

Overall, customer deposits and securities in issue totalled € 13,900 million, an increase of about € 3,700 million. Foreign branches contributed to these results to the extent of 50% and over 75%, respectively.

(Amounts in millions of €)	31.12.2001	31.12.2000	Change Amount	Change %
Deposits from customers	4,805	3,439	+ 1,366	+39.7%
Securities in issue	9,095	6,755	+ 2,340	+34.6%
Total deposits from customers and securities in issue	**13,900**	**10,194**	**+ 3,706**	**+36.4%**
of which:				
Units operating in Italy	*6,360*	*5,537*	*+ 823*	*+14.9%*
Units operating abroad	*7,540*	*4,657*	*+ 2,883*	*+61.9%*

The Composition of the Aggregate

As can be seen from the tables in sections 6 and 11 of the notes to accounts, as at 31 December 2001 customer deposits, as was the case at the end of the prior year, consisted almost entirely of current accounts, while the share of certificates of deposits included in securities in issue rose from 30% to 43%. In the breakdown by currencies, the € as a percentage of total deposits (customer deposits and securities in issue) dropped from 65% at the end of 2000 to 54%.

There was a significant reallocation in terms of the residence of counterparties over the twelve-month period. In fact, as a percentage of total customer deposits and securities in issue, there was a reduction in the resident portion (from 54% to 43%) and the portion of countries outside the European Union (from 36% to 13%) and an increase in other countries of the European Union (from 10% to 44%).

Finally, in relation to maturity, about 94% of customer deposits and 83% of CD's are categorised under maturities up to 3 months (99% and 72% respectively at year-end 2000), while 90% of bonds are at floating rates with maturities over one year (85% at the end of the prior year). The overall percentage of maturities up to 3 months increased by about 3 points (from 55% to 58%), while the percentage of maturities over one year dropped from 42.4% to 36.6%.

Securities Portfolio and Interbank Position

Structural Liquidity

Fluctuations in loans and deposits throughout the year generated a significant increase in structural liquidity. In fact, there was an increase of about € 5,400 million in the securities portfolio and interbank position reflecting, on the one hand, the reduction of about € 1,625 million in loans to customers, and on the other hand, the increase of about € 3,700 million in customer deposits and securities in issue.

Securities Portfolio

The securities portfolio totalled € 13,163 million, which was just above (up by € 117 million) year-end 2000, as a result of the increase in investment securities, which was partially offset by the reduction in trading securities resulting from normal trading activities. On the other hand, the € 321 million increase in investment securities was largely due to the rise resulting from the purchase of securities from securitisation transactions net of the reduction for the sale of guaranteed securities (Brady Bonds).

See the details provided in the Notes to Accounts, Part A) – Section 1 ("Description of accounting principles" and Part B) – Section 2 "Securities" for the criteria used for the valuation of securities and for classifying items as investment or trading securities.

(Amounts in millions of €)	31.12.2001	31.12.2000	Change Amount	Change %
Investment securities	9,909	9,588	+ 321	+3.3%
Trading securities	3,254	3,458	- 204	-5.9%
Debt securities	*2,983*	*3,283*	*- 300*	*-9.1%*
Variable-yield securities	*271*	*175*	*+ 96*	*+54.9%*
Total investment and trading securities	**13,163**	**13,046**	**+ 117**	**+0.9%**
of which:				
Units operating in Italy	*12,693*	*12,650*	*+ 43*	*+0.3%*
Units operating abroad	*470*	*396*	*+ 74*	*+18.7%*

Portfolio Composition

Investment securities totalled € 9,909 million. The portion under the responsibility of units operating in Italy, was made up of € 6,017 million in securities of Group companies, approximately € 2,550 million in government securities, about € 470 million in securities resulting from securitisation transactions, and € 221 million from restructured loans. The € 470 million under the responsibility of foreign branches consisted of certificates of deposit and bonds of foreign issuers.

On the other hand, trading securities totalled € 3,254 million as at 31 December 2001 (down by € 204 million over the year), and, with regard to debt securities, were made up of about € 1,561 million in government securities and € 1,422 million in other securities.

Taking into account hedging contracts, as at 31 December 2001, the percentage of the variable rate component was 96.2% for investment securities (91.2% at the end of the prior year) and 15.8% for trading debt securities (compared to 51.3% in December 2000), and 77.5% for total investment and trading debt securities (81.1% a year earlier).

Interbank Position

In light of the modest change in the securities portfolio, the increase in liquidity over the prior year was almost entirely attributable to the interbank balance. The net interbank position, which at the end of 2000 was characterised by liabilities exceeding assets by about € 5,300 million. However, due to the more pronounced reduction in liabilities, the net position was nearly brought to zero during the period.

(Amounts in millions of €)	31.12.2001	31.12.2000	Change Amount	Change %
Loans to banks	**25,624**	**36,733**	**- 11,109**	**-30.2%**
Units operating in Italy	*23,429*	*32,380*	*- 8,951*	*-27.6%*
Units operating abroad	*2,195*	*4,353*	*- 2,158*	*-49.6%*
Due to banks	**25,686**	**42,061**	**- 16,375**	**-38.9%**
Units operating in Italy	*22,222*	*38,779*	*- 16,557*	*-42.7%*
Units operating abroad	*3,464*	*3,282*	*+ 182*	*+5.5%*
Net interbank position	**-62**	**-5,328**	**+ 5,266**	
of which:				
Units operating in Italy	*1,207*	*-6,399*	*+ 7,606*	
Units operating abroad	*-1,269*	*1,071*	*- 2,340*	

As noted earlier, the significant decline in interbank entries was due to the commencement of operations of the centralised treasury, which made it possible to reduce the amount of intergroup transactions.
The decline in the interbank asset position, of about € 11,110 million, was, in fact, due to dealings with Group banks, which decreased by about € 11,070 million over the twelve-month period (from

approximately € 31,950 million to € 20,880 million). The € 16,375 million reduction in liability positions was also largely attributable to changes in amounts due to Group banks, which declined by about € 8,970 million to € 10,246 million.

Finally, it should be noted that in the context of integrated liquidity management, the "traditional" breakdown between units operating in Italy and abroad shown in the table is only indicative of the ways these channels are used in liquidity management.

Equity Investments

As at 31 December 2001, equity investments totalled € 11,606 million, with an increase of € 928 million over those as at 31 December 2000.

(Amounts in millions of €)	31.12.2001	31.12.2000	Change Amount	Change %
Equity investments	1,756	863	+ 893	+103.5%
Equity investments in Group companies	9,850	9,815	+ 35	+0.4%
Total equity investments	**11,606**	**10,678**	**+ 928**	**+8.7%**

The main transactions completed during the period in the Group's various sectors of operations are reported below. These transactions had a significant impact on the company's books, and were aimed at strengthening and reinforcing the Group's competitive position and reorganizing and streamlining the portfolio of equity investments. For a description of the other initiatives undertaken during the period, see the report on consolidated operations.

Domestic Banking Industry

During the period, the equity investments held by certain Group banks were reinforced in order to pursue corporate objectives more efficiently. To be specific, it was decided to strengthen the controlling interest in Banca Mediocredito S.p.A. (a company that carries out medium-term transactions within the Group, 63.26% of which is owned by CRT and 0.2% by Cariverona) with the ultimate goal of total ownership. In this regard, towards the end of the year a 10.63% stake was purchased by UniCredito, with a total outlay of € 36 million, and further purchases were made at the beginning of this period.

Similarly, there was an increase in the stakes held in Cassa di Risparmio di Trento e Rovereto S.p.A. and Cassa di Risparmio di Trieste Banca S.p.A. taking the equity interests from 96.82% to 99.96% and from 79.55% to 79.67%, respectively. The total charge was € 18 million.

New Europe
In February the increase in the capital of Pol'nobanka was subscribed in an amount of 864 million Slovakian korunas (about € 20 million) bringing the stake to 88.5%. Subsequently about one half of this stake was sold to EBRD (a former bank shareholder) at the same price at which UniCredito subscribed the capital increase, thereby reducing the stake to 73.8% of capital. This resulted in a loss of € 4 million.

In April the equity interest in Bulbank was reduced, but a controlling interest was maintained. This was accomplished with the sale of 2.5% to Simest (a company that promotes and assists in the internationalisation of Italian companies, in which a controlling interest is held by the Ministry of Foreign Trade, and which is also owned by banks, companies, and business and trade associations) at a price of € 9 million, and a 5.3% stake was sold to the International Finance Corporation (a member organisation of the World Bank) at a price of € 19 million. The current stake held in Bulbank is 85.20%.

Finally, it should be noted that a tender offer and share exchange is in progress for the entire share capital of Zagrebacka, the largest Croatian bank. Please refer to the report on consolidated operations for additional details on the Group's expansion strategy in the New Europe.

In the international area, a noteworthy transaction was the purchase of a stake in Commerzbank (6.1 million shares equal to 1.1% of capital), in view of a potential acquisition of a controlling interest in the German bank. Since an agreement never materialised with Commerzbank, and taking into account the potential for developing a relationship with this investee company, the above shares were allocated to equity investments at a total book value of € 147 million.

In addition, there was an increase in the multi-currency capital of the subsidiary UniCredito Italiano Bank (Ireland) Plc (€ 11 million and $119.7 million), which was settled by UniCredito Italiano through the transfer of guaranteed securities (so-called Brady Bonds). The larger capital endowment will allow the subsidiary to further expand its operations and maximise the net return on the management of the portfolio transferred.

Finally, from the liquidation of the wholly-owned subsidiary, UniCredit Finance Corp. – Nassau (a process, which began during the second half of the period), the Bank generated proceeds of about $23 million.

Asset Management
The reorganisation of the asset management area continued with the centralisation of control over Group companies under the responsibility of Pioneer Global Asset Management S.p.A., in order to make governance easier and more functional. To this end, there was an increase in the capital of the sub-holding company (from € 104,000 to € 800 million) reserved for UniCredit (66.6%) and Rolo Banca (33.4%). This increase was settled effective 1 October 2001 through the transfer of the respective asset management divisions (made up largely of the equity interests held in this sector, and in particular, Pioneer Investment Management USA Inc., Pioneer Investment Management Ltd. Dublin, Pioneer Alternative Investment Management SGR Milano, Pioneer Alternative Investment Management Ltd. Dublin, Pioneer Institutional

Investment Management SA Luxembourg and Pioneer Investment Management SGR - Milan).
In addition, there was a further € 80 million increase in capital stock, in accordance with the powers delegated to the Board of Directors, which was subscribed by UniCredito Italiano and Rolo Banca 1473 in proportion to their respective stakes of 66.6% and 33.4%.

In order to allow the Group to round out the range of products aimed at transaction-based finance activities, and to provide an investment opportunity for private and corporate customers, UniCredito participated in several new initiatives in the closed end fund sector. Together with Agenzia Sviluppo Nord Milano and Livolsi & Partners, the company participated, on an equal ownership basis, in the establishment of Milano Innovazione SGR S.p.A. with capital stock of € 1 million. This company will manage the closed end stock mutual fund called "Nord Milano Innovazione" engaged in entrepreneurial projects of small and medium-sized start-up companies, or companies being developed. These companies have primarily a technology focus and are located in Lombardy.

In addition, a 9.84% stake was purchased in Aurora Private Equity Management Company S.A., a Luxembourg-registered company engaged in managing a closed end fund that will invest primarily in old economy manufacturing companies. These companies are interested in opportunities offered by the application of new technologies, and high tech companies, media and biotech companies and public utilities.

Internet-Related Initiatives

- Xelion and Clarima

  With its goal of developing policies differentiated by customer segment, UniCredito Italiano has launched two specific projects to create new multi-channel banks dedicated to affluent (Xelion) and mass-market (Clarima) customers through the use of new distribution channels over the Internet.

  With regard to the first project, effective 1-1-2001 the merger of UniCreditSim, a promotion company, into Xelion was finalised. The latter company is the Group's online trading platform, and the merger has allowed it to develop its distribution capacity with an initial large nucleus of financial consultants. UniCredit's purchase of the stake held by Rolo Banca in UniCreditSim (5.86%) at a price of € 7.6 million, and the sale of the Rolo Financial Consultant Division by the latter to Rolo Banca facilitated this transaction. In this connection the capital stock of Xelion of approximately € 108 million is divided between UniCredit (77.90%) and Banca CRT (22.10%).

  At the beginning of June, the company submitted an application to the Bank of Italy to conduct banking operations with a complete range of banking, social security and investment products in its portfolio, thereby becoming a multi-channel bank for affluent customers. With the goal of also reorganising the existing financial consultant network headed by Xelion, effective 1 July the sale of the "Credito Italiano Financial Consultant Division" to Credito Italiano took effect.

  In addition, it should be noted that Xelion's extraordinary shareholders' meeting voted to cover losses through 31 July originating from investments made during the start-up phase, totalling € 36 million, through the reduction of capital and subsequent increase and rounding up of capital to € 110 million, which was fully subscribed by the Parent Company. During the same shareholders' meeting, a further increase in capital of up to € 41 million was approved to service a stock option plan to be provided to Personal Financial Advisers, in accordance with, and within the limits of, the Long Term Incentive Plan and the relevant regulations approved by the company.

In February 2001, Clarima S.p.A. was established. This company was the result of the transformation of UniCredit Imprese, the Group's former merchant bank whose operations were centralised in UBM, to create the virtual bank dedicated to the mass-market segment (excluding the affluent segment) with a diversified offering of financial products and services. The business model calls for agreements with partners (mass distribution, utilities) to develop a product line (e.g., initially, the distribution of credit cards) for their customers. Again on this occasion, an application was submitted to regulatory authorities in July for authorisation to conduct banking operations.

- I-Faber

In July the first corporate phase of the project called "I-Faber" was launched through UniCredit's establishment of I-Faber S.p.A. with capital of € 5.2 million. Of this amount, a 29% stake was subsequently sold to ERG (25%) and Oracle (4%), which are leading industrial and technological partners. This initiative calls for the creation of several virtual markets on the Internet organised by sectors (vertical markets) and by types of products and services, which are common to several sectors (horizontal markets). In this project, UniCredit will act as a neutral partner between buyers and sellers, and as a supplier of new services (from the ability to use digital signatures to the guarantee of secure trading on the Web). Last December shareholders contributed € 12 million to provide the company with the financial means necessary to expand operations.

- Vivacity

As a part of the collaborative relationship between UniCredito and Kataweb (the Internet company of L'Espresso Publishing Group), which was established in 2000 to develop initiatives in the Internet sector, Vivacity S.p.A. was established in November with capital stock of € 13,500,000. This company, in which Kataweb will hold a minority interest, will manage co-branded nationwide and local portals called Vivacity, as well as the local portal of the city of Trieste. Through these portals, which are currently managed by the partner Kataweb (but which will be transferred to the newco in 2002), UniCredit customers and non-customers are offered services, information content and news focused on local communities.

Other Corporate Transactions

It should also be noted that UniCredito participated in transactions involving certain strategic equity interests held. Significant among these was the subscription to the portion of the shares pertaining to it in the capital increase in Commercial Union Vita S.p.A. and CreditRas Vita S.p.A., involving disbursements of € 40 million and € 61 million, respectively. The recapitalisation of the referenced insurance companies was made necessary, on the one hand, to support the expansion of their operations, and on the other hand, to provide to funds necessary to acquire full ownership of Risparmio Vita Assicurazioni (in which 50% is held by Banca CRT) and Casse e Assicurazioni Vita (80% held by Cariverona Banca and 20% by Cassamarca) respectively.

In addition, after assessing the favourable prospects in terms of profitability, UniCredit agreed, together with IntesaBCI as financial partners, to accept the offer of the Pirelli Group, together with the Benetton Group, to invest, with a stake of 10% each, in the newly formed Olimpia SpA (60% owned by Pirelli SpA and 20% by Edizione Finance of the Benetton Group), which currently holds approximately 28.7% of the capital of Olivetti Spa, which has a controlling interest in the Telecom Group. This initiative involved an investment of € 520 million.

It should also be noted that during the acquisition process, UniCredit, together with IntesaBCI, signed agreements with the Pirelli Group, which, among other things, had provisions to protect the investments made by financing shareholders. In particular, upon the occurrence of specific conditions, they would have the right to sell their respective equity interests to the Pirelli group at a price, taking into account any dividends received, equal to the higher of the investment amount or such sum reflecting a gross annual return of 15%. There was also a provision for them to appoint their own representatives to the Board of Directors of Olimpia and its main subsidiaries.

Also of major importance was the acquisition, on several occasions, of a significant stake in Consortium Srl, a finance company with a 13.9% equity interest in Mediobanca. More specifically, in May UniCredit purchased a 0.80% stake (an outlay of about € 6 million) in the above company at the time of the capital increase totalling € 604 million, which was aimed at acquiring a controlling interest in Euralux SA (owner of a 3.9% stake in Assicurazioni Generali), a company that was merged into Mediobanca at the end of the period. In July, the stakes held by Fondazioni Cariverona, CRT and Cassamarca in the Consortium, which represented a 15.25% stake in capital overall, were bought at a total cost of € 112 million, and towards the end of the period, a further stake was purchased (2.3%, with an outlay of € 20 million) bringing the equity interest in Consortium to 18.35% for a total investment of about € 138 million.

The acquisition by UniCredit and UBM of stakes of 3.35% and 2.90% respectively in the capital of Monte Titoli S.p.A., as a part of the procedure to sell the stake held by the Bank of Italy, which, in addition to the stake already held by our Group (5.68%), brought the total equity interest to 11.93%. The transaction, which was finalised in January 2001, resulted in a total outlay of € 13 million (UniCredit: € 7 million; UBM: € 6 million).

As already noted, as a part of the partial spin-off of Fonspa, a 49.5% stake in Selezione Terza srl (later increased to 50%) and an 11.16% stake in Immobiliare Lombarda S.p.A. (for the latter company the total stake held by the UniCredito Group rose to 30.97%) were transferred to UniCredito Italiano.

Subsequently a 1.45% stake in CLS Service Ltd was acquired, which is consistent with a new regulatory system for foreign exchange transactions based on the PVP (payment versus payment) principle developed by major international banks involved in Forex operations. This initiative involved an outlay of $5 million.

UniCredito Italiano also continued to reorganise and streamline its equity investment portfolio. In this connection, the equity interest in Banca di Bergamo was sold in several phases. In fact, at the end of July a controlling interest in the bank (60%) was sold to Veneto Banca, and subsequently, in November, the remaining stake held (30.34%) was sold to minority shareholders after reducing capital stock (which was deemed to be excessive) to € 26 million. The overall divestiture of Banca Bergamo resulted in total proceeds of € 96 million, of which € 68 million was a repayment of principal.

Finally, the stake held in Fiditalia S.p.A. (50%) was sold to Société Générale netting proceeds of € 40 million and a capital gain of € 15 million.

On the other hand, with regard to minority interests, in 2001 the following minority interests, among others, were sold: GIM S.p.A. (0.79% of ordinary capital) and Montedison S.p.A. (1.19% of ordinary capital). These transactions resulted in overall proceeds of € 58 million and a capital gain of € 40 million.

Transactions with Associated Companies

With regard to transactions with associated companies, the table below indicates the assets, liabilities, guarantees and commitments outstanding as at 31 December 2001, broken down by direct and indirect subsidiaries and those companies subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92.

(Amounts in millions of €)	Assets	Liabilities	Guarantees and commitments
Subsidiaries	29,060	17,340	1,066
Companies subject to significant influence	-	47	-

Special annexes provide details on existing transactions at the end of the period with subsidiaries and those companies subject to significant influence, as well as the expenses incurred and revenues generated from all transactions completed.

Performance of Group Associated Companies

A summary of the operating performance of the main associated companies in the various areas of the Group's operations is provided in the Report to Consolidated Accounts, which should be reviewed for further information.

Shareholders' Equity, Subordinated Debt and Capital Ratios

Shareholders' Equity

As at 31 December 2001 shareholders' equity was € 8,306 million compared to € 7,805 million at the end of the prior period. The change was largely due to the increase from current period income, which was partially offset by the distribution of dividends for 2000.

It should be noted that following the partial proportional spin-off of Credito Fondiario e Industriale (FONSPA) into UniCredito Italiano e Banca Commerciale Italiana, on 25 April the capital stock was increased by € 2.5 million in par value. This transaction also resulted in an increase in other reserves of € 59 million.

In addition, with the conversion of capital stock to € on 5 June, the par value of each share was changed to 0.50 €. This transaction resulted in an increase in capital stock of € 1,217 million, which was completed without any outlay by shareholders through the use of reserves.

Finally, on 29 August, a € 6 million increase in capital stock was finalised, bringing it to € 2,523 million, by drawing on a portion of the reserve appropriately established by the ordinary shareholders' meeting of 2 May 2000, and supplemented by resolution of the ordinary shareholders' meeting of 5 May 2001 with regard to the medium-term incentive system for Group staff.

(Amounts in millions of €)

Shareholders' equity as at 31/12/2000	**7,805**
Increases:	
Net income for the period	1,089
Fonspa spin-off	61
Decreases:	
Dividends distributed	649
Shareholders' equity as at 31/12/2001	**8,306**

Subordinated Debt

The strengthening of the capital structure, in order to finance the Group's growth while maintaining high levels of capitalisation, was also pursued through the issuance of lower tier 2 subordinated bonds for a total of € 1,800 million. There were 4 issues (2 issues of € 500 million and 2 of € 400 million) broken down into fixed and floating rate, and all were denominated in € with a ten-year term.

In July, in order to hedge market risk, a Tier 3 subordinated bond was placed with a three-year term and face value of € 600 million. This issue was the largest of its kind ever issued in the Euromarket.

Thus, subordinated debt rose to € 9,060 million at the end of the period, representing an increase of €

2,370 million, taking into account the foreign exchange and maturity effects during the period. Bearing in mind the remaining maturity of outstanding loans, the amount calculated for the purposes of the determination of capital for regulatory purposes was € 8,010 million (of which € 1,050 million was Tier 1 capital) compared to € 6,348 million at year-end 2000.

Supervisory Capital and Ratios

Thus, supervisory capital was € 14,609 million, of which € 8,609 million was Tier 1 capital, representing an increase of 9.1% over 31 December 2000.

Bearing in mind that credit-risk-weighted assets were approximately € 29,360 million, the related capital ratio was approximately 50%, compared with 42.2% at the end of 2000.

Thus, the limited relevance of capital ratios on an individual basis was accentuated during the period as a result of the increase in supervisory capital with a significant reduction in weighted assets. In this regard, it should be noted that on a weighted basis, the decline in total cash, loans and investments (down by 7.2%) was slightly less than that for the same assets at face value (down by 16%) due to the more pronounced reduction in loans to banks than in loans to customers.

RISK ASSETS

(Amounts in millions of €)	31.12.2001 Weighted amount	31.12.2001 Composition %	31.12.2000 Weighted amount	31.12.2000 Composition %
Balance sheet items				
Cash and collateralised loans	1	..	3	..
Loans to the public sector, central banks and multilateral banks	332	1.1%	287	0.9%
Other loans to banks or investment companies	5,596	19.1%	6,869	21.7%
Other loans to individual customers:				
Mortgage loans secured by homes	-	-	-	-
Other loans	6,841	23.3%	7,908	24.9%
Equity investments weighted at 200%	291	1.0%	22	0.1%
Stock, equity investments, subordinated assets and other assets	13,469	45.9%	13,484	42.5%
TOTAL CASH, LOANS AND INVESTMENTS	**26,530**	**90.4%**	**28,573**	**90.1%**
Off-balance sheet items				
Guarantees given, commitments and derivative contracts	2,992	0.2%	3,266	10.3%
less: Doubtful outcomes and capital losses	- 164	- 0.6%	- 134	- 0.4%
TOTAL RISK ASSETS	**29,358**	**100.0%**	**31,706**	**100.0%**

Due to the holding company's capital structure, "Rule 1" on the transformation of maturities has a greater relevance. Using this rule, the surplus available for equity and property investments, which is the difference between supervisory capital and the total of equity investments and property, totalled approximately € 3,000 million at the end of the period.

Risk Management

In 2001 UniCredito Italiano continued to develop measurement, control and management operations for the various types of risk: credit, market, operating, interest rate, foreign exchange and liquidity risk.

In order to improve the effectiveness of the structure responsible for risk management, the Risk Management Department was established in 2001, which heads, among other areas, the Group Risk Management Unit (market and operating risks) and the Credit Strategies and Policies Unit (credit risk).

Measuring and Managing Credit Risk

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by the Credit Area in accordance with the principle of a clear separation between business responsibilities (covered by business areas) and credit analysis.

For some time the foreign branches have used internal credit risk assessment systems that meet the requirements of the Supervisory Authorities in the various countries where they operate. Furthermore, an opportunity was identified to streamline this area by also equipping foreign branches with local rating systems that are not only able to accurately and rigorously measure credit risk (through an estimate of the probability of default – PD), but are also connected to the system used by the Group's Italian banks.

The models used consisted of four modules. In the first module, the probability of default of the counterparty is determined on the basis of its accounts. The other three modules adjust this probability based on the results of a qualitative analysis, on the risk that a country will prevent payments in foreign currency (transfer risk) and on the existence of eligible collateral.

Country risk is managed by determining "maximum operating levels of risk" of a commercial and financial nature, that can be assumed by companies belonging to the Unicredito Italiano Group with respect to banks, government entities, financial institutions and companies residing in or related to a country.

The method for analysing the risk profile of a specific country was implemented, and is based on quantitative criteria. The method, which takes the form of a "scoring" model (Country Credit Scoring Model – CSP), summarises and analyses, on the basis of standard criteria applicable to all countries considered to be at risk, the main macroeconomic indicators for the country under consideration, the political situation and management of the economy, ratings assigned by international agencies and national bank examiners (Bank of Italy, SACE), and the market perception of risk (changes in yields on government or similar securities).

The main objective of the model is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating levels of risk noted above are subsequently approved.

In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk," the CSP model also makes it possible to constantly monitor the degree of a country's solvency and to make projections on risk trends, including over the medium and long term.

All elements that contribute to the development of the CSP Model are updated automatically using databases supplied by leading specialist companies making it possible to monitor the country risk profile in a timely manner.

Further development of the CSP model has been planned to take into account criteria set by the new proposal on capital of the Basel Committee, and in particular, to allow for the assessment of the probability of default associated with a rating.

With regard to (Italian and foreign) customers, a credit rating model is being reviewed, which will make it possible to improve the current internal classification system, and will allow for the determination of a maximum theoretical credit limit for these counterparties, and the assessment of the probability of default in line with all other segments of the portfolio.

In 2001 there was a sharp increase in credit derivatives (hedging purchases and sales), and in particular, through the large synthetic securitisation transaction called "Cordusio." To insure the optimal composition of the loan portfolio, further development of these products is anticipated in the context of risk management and optimising the use of capital.

Market Risk

Market risk consists of the risk of incurring value fluctuations in the bank's positions, which are associated with unexpected changes in prices and market factors.

The tool used at UniCredito Italiano to measure market risk is Value at Risk (VaR), which is calculated using the historical simulation approach.

This model predicts the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. This has significant advantages over other methodologies, making it possible to monitor a large number of risk factors (delta, gamma, vega, rho) in a flexible manner, and to accurately calculate volatility and correlations.

The parameters used to calculate VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of time series. The consideration of a one-day time horizon allows for an immediate comparison with profits/losses generated.

After the early part of the year, which was characterised by a VaR of nearly € 3.2 million, during the second quarter, VaR rose to about € 6.6 million reaching a level of € 10.3 million in December (this level remained within the € 12.9 million limit assigned to the Finance Department).

As one of the tools used to monitor financial risks, in 2001 the Parent Company's Finance Department also implemented an Operating Asset and Liabilities Management (ALMO) model based on Duration Analysis methodology. This model, which was supported by common Unisig information system procedures and tested in late 2001 on several federated banks, will be fully operational at all the Group's Italian banks in the first half of 2002.

Operating Risk

Operating risk is the risk associated with losses resulting from the deficiency or failure of internal processes attributable to human or system factors or external events.

The analysis of operating risk under way at the UniCredito Italiano Group is actively contributing to the spread of a culture of preventing and mitigating operating risks, which is shared by the various organisational units, as well as the implementation of qualitative and quantitative models for identifying, monitoring, measuring and controlling operating risks.

Asset and Liability Management

UniCredito Italiano's Planning and Finance Department controls interest-rate and liquidity risk using sensitivity analysis and gap analysis models respectively, which were introduced in 1999.

Each quarter, a report is produced providing information on:

- Changes in deposits and loans, through which it is possible to assess how capital and deposits over the short, medium and long term can be used to fund loans broken down by various maturities, and showing the potential impact on net interest income, following changes in the reference interest rate curves;
- The liquidity position providing, on the basis of the time intervals stipulated by the Bank of Italy, inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.

The operating management of these risks is carried out daily by the Parent Company's Treasury, which uses VaR methodology for exchange-rate risk.

Operating Profit

The structure of the Company's profit and loss account is typical of that of an operating holding company. In fact, the main source of revenues is from dividends of the Group companies, while expenses include the interest charges resulting from the cost of financing equity investments, and the costs associated with the planning and management structure described above. On the other hand, profits from the foreign branch network and Group treasury, whose operations are in highly competitive markets, contribute a relatively modest amount to the Company's results.

(Amounts in millions of €)	2001	2000 restated	Change Profit and Loss Account	Change %
Interest income	2,278	1,490	+ 788	+52.9%
Interest expense	-2,586	-1,688	- 898	+53.2%
Net interest	*-308*	*-198*	*- 110*	*+55.6%*
Dividends	2,346	1,774	+ 572	+32.2%
Net interest income	**2,038**	**1,576**	**+ 462**	**+29.3%**
Commission income	43	26	+ 17	+65.4%
Commission expense	-26	-8	- 18	+225.0%
Net commissions	*17*	*18*	*- 1*	*-5.6%*
Trading profits	-77	26	- 103	n.s.
Revenues from services and other sources	**-60**	**44**	**- 104**	**n.s.**
Total revenues	**1,978**	**1,620**	**+ 358**	**+22.1%**
Payroll costs	-200	-218	+ 18	-8.3%
Other administrative costs	-156	-173	+ 17	-9.8%
Other net operating income	96	160	- 64	-40.0%
Write-downs of intangible and tangible fixed assets	-26	-26	-	
Operating expenses	**-286**	**-257**	**- 29**	**+11.3%**
OPERATING PROFIT	**1,692**	**1,363**	**+ 329**	**+24.1%**

Net Interest Income

Net interest income was € 2,038 million, up by 29.3% over 2000, due to the pronounced growth in dividends (up by 32.2%), which was partially reduced by the € 308 negative differential between interest income and expense in 2001, compared with the negative € 198 million in the prior year.

Interest results were due to the changes in the bank's balance sheet structure, which had a higher percentage of fixed assets. In fact, the gap between equity investments and shareholders' equity widened by nearly € 1,550 million during the last period requiring greater borrowing, especially in the form of subordinated debt. Taking into account the target for the capital ratio at the Group level, the latter increased on average by about € 3,100 million from 2000 to 2001.

The higher costs incurred for financing equity investments were partially offset by the loan income generated both by loan brokerage activities by the foreign branches, and especially by the higher average volumes of structural liquidity (securities and interbank position) resulting from the centralisation of the treasury at the end of 2000.

With regard to dividends, the portion related to Group companies was € 2,311 million, which is detailed in the notes to accounts, while € 35 million was for other equity investments.

Revenues from Services and Other Sources

Net commissions were € 17 million, which was in line with the prior year, due to increases in both commission income and expense. More specifically, there was a pronounced increase in commissions on guarantees given (net of commissions on guarantees received) from € 6 to 10 million between 2000 and 2001, and in net commissions on collection and payment services, which rose to € 5 million (€ 2 million in 2000). These increases were offset by the reduction in net commissions on other services, primarily attributable to commissions on loans provided.

There was a trading loss of € 77 million compared to trading profits of € 27 million for the prior year. This result was due to derivative contracts tied to the bonds spun off by Credito Fondiario and capital losses on the sale of the stocks held in portfolio, which were only partially offset by foreign exchange profits. A significant portion of the latter was due to the management of the zloty position created for the equity interest in Bank Pekao.

Thus, revenues from services and other sources were a negative € 60 million compared to a positive figure of € 44 million for the prior period. Accordingly, total revenues were € 1,978 million, up by 22.1% over 2000.

Operating Expenses

Taking into account cost recoveries, operating expenses totalled € 286 million, up by € 29 million or 11.3% over the prior year. The change in this item was due to a significant reduction in cost recoveries, and to a lesser extent, administrative costs. Both of these were the result of changes made during the period in operating and inter-company invoicing procedures for information technology and back office services. In fact, in 2000 UniCredito provided these services to other Group companies (in particular Credito Italiano, and partly to UBM) using its own staff and services provided by USI. The costs incurred by UniCredito for these factors of production were recovered by invoicing the user companies for the services. In 2001, following UniCredito's transfer of divisions to the consortium companies UniCredit Produzioni Accentrate and UniCredit Servizi Informativi, the latter companies invoiced user companies directly for services provided.

Payroll costs were € 200 million, which was 8.3% less than the prior year, due to the reduction in staff resulting from the above transfer. The average cost per employee (about € 88,000) was affected by the increased percentage (after the above transfers) of management staff (senior managers and management officers), which was in line with the holding company's mission. The operating model of the latter was reorganised and strengthened with the establishment of new profit centres in line with a better focus and management of Group business.

Other administrative costs included indirect taxes and taxes of € 3 million, as in 2000, and miscellaneous costs and expenses of € 153 million compared to € 170 million in the prior year. The reduction was concentrated in the expenses of services provided by third parties, which dropped by over 30%, from € 69 to 47 million, following the organisational changes noted above. On the other hand, remuneration paid to outside consultants rose by 23% (from € 35 to 43 million) due to the significant Group restructuring operations. With regard to other major expense categories, property-related expenses (€ 16 million, of which € 9 million for rental expense) and advertising expenses (€ 15 million) were both lower than prior year levels.

Other net operating income of € 96 million was down by € 64 million, which was largely due to cost recoveries from other Group companies which declined from € 158 million in 2000 to € 99 million for the period just ended. These amounts included cost recoveries of € 54 million (€ 12 million in 2000) for personnel seconded to Group companies, and cost recoveries of € 45 million (compared to € 145 million for the prior period) for other services.

Finally, operating expenses included € 26 million in write-downs of intangible and tangible fixed assets, which were unchanged from 2000, of which € 15 million was for property, furniture and equipment, and € 11 million was for intangible assets and other capitalised costs.

Taking these costs into account, operating profit was € 1,692 million, which was up by 24.1% over the prior year.

The Composition of Net Profits

For reporting purposes, the table below shows the steps leading from operating profit to net profits.

(Amounts in millions of €)	2001	2000 restated	Change: Profit and Loss Account	Change: %
Operating profit	**1,692**	**1,363**	**+ 329**	**+24.1%**
Extraordinary income and charges – net	**145**	**-88**	**+ 233**	**-264.8%**
Extraordinary income	*182*	*56*	*+ 126*	*+225.0%*
Extraordinary charges	*-37*	*-144*	*+ 107*	*-74.3%*
Total available	**1,837**	**1,275**	**+ 562**	**+44.1%**
Provisions, write-downs and write-backs	**-297**	**-167**	**- 130**	**+77.8%**
Provisions for risks and charges	*-50*	*-113*	*+ 63*	*-55.8%*
Net write-downs of loans and provisions for guarantees and commitments	*-69*	*-18*	*- 51*	*+283.3%*
Provisions to loan loss reserves		*-17*	*+ 17*	*-100.0%*
Net write-downs of financial investments	*-178*	*-19*	*- 159*	..
Earnings before taxes	**1,540**	**1,108**	**+ 432**	**+39.0%**
of which: Profit before extraordinary items and income tax	*1,395*	*1,196*	*+ 199*	*+16.6%*
Income tax for the period	**- 451**	**-319**	**- 132**	**+41.4%**
NET PROFIT FOR THE PERIOD	**1,089**	**789**	**+ 300**	**+38.0%**

Extraordinary Items

Extraordinary items totalled € 182 million and included:

- Income from the sale of equity investments of € 57 million, of which € 40 million was for Montedison and € 15 million for Fiditalia.
- Gains (the balance between the price and exchange components) generated from the sale of investment securities (Brady Bonds) of € 30 million.
- Deferred tax assets of € 40 million from the spin-off of Fonspa.
- Surplus over previous provisions of € 31 million.

On the other hand, extraordinary expenses were € 37 million, including losses of € 8 million from the sale of investment securities and a loss of € 6 million from the sale of equity investments.
The balance of extraordinary income and expenses was € 145 million, of which € 51 million was for the sale of equity investments.

Provisions for Risks and Charges

Provisions for risks and losses, which totalled € 50 million, were almost entirely made up of the amount corresponding to the tax benefit, which was determined during the year by calculating income taxes taking into account the benefits provided under Legislative Decree No. 153 of 17/5/1999 (€ 45 million) in anticipation of the resolution of the pending dispute.

In fact, as noted, the European Commission recently held that these benefits should be considered "state subsidies," and as such, are revocable. An appeal will be made against this ruling.

Write-downs of Loans and Financial Fixed Assets

Net write-downs of loans and provisions for guarantees and commitments of € 69 million resulted from write-downs of € 89 million and write-backs of € 20 million. Loan write-downs of € 85 million were for non-performing loans totalling € 53 million (of which € 38 million for Enron), restructured loans of € 17 million (in particular for loans to Immobiliare Lombarda), and other loans of € 15 million (watchlist items, country risk and performing loans), while over three quarters of write-backs were due to country risk.

With regard to financial fixed assets, write-downs net of write-backs were € 178 million. Of this amount, € 84 million was for investment securities (write-downs for Brady Bonds and securities resulting from securitisation transactions, which were partially offset by write-backs on securities issued by residents of countries at risk), and € 94 million for equity investments. The latter amount included write-downs made on new initiatives of € 50 million (€ 27 million for Xelion, € 18 million for Clarima and € 5 million for I-Faber) to conservatively adjust the book value to net equity, which was reduced following losses reported for start-up costs. Finally, a write-down of € 25 million was applied to the equity interest in Kataweb to adjust its value to comply with agreements, which were executed with L'Espresso Publishing Group, and which protect the initial investment made by UniCredito Italiano. Also, a € 15 million adjustment was applied to the equity investment in Immobiliare Lombarda, which was the result of the Fonspa spin-off, to adjust its value to average compensation prices during the half year.

Earnings before Taxes and Profit before Extraordinary Items and Income Taxes

Following these provisions and write-downs, earnings before taxes were € 1,540 million (up by 39% over 2000). Contributing to this amount was profit before extraordinary items and income taxes of € 1,395 million (up by 16.6% over the prior year).

Net Profits

Finally, after income taxes of € 451 million, net profits were € 1,089 million compared to € 789 million for the prior year on a restated basis (up by 38%).
It should be noted that taxes had a positive impact from the benefits resulting from the provisions of Legislative Decree No. 153 of 17 May 1999, which were offset by the provision to the reserve for risks and charges.

Other Information

Shares and Shareholders

After its conversion to € and following capital increases during the period, the bank's capital stock totalled € 2,523,215,059 made up of 5,046,430,118 shares of € 0.50 each, including 5,024,723,566 common shares and 21,706,552 savings shares.
As at 31 December 2001, the Shareholders' Register showed the following:

- There were approximately 144,000 shareholders.
- Resident shareholders held approximately 63% of capital and foreign shareholders the remaining 37%.
- Institutional investors on the whole held over 46% of ordinary capital stock.

As at the same date, the main shareholders were as follows:

Shareholder	No. of ordinary shares	% owned[1]
1. Fondazione C.R. Verona, Vicenza, Belluno e Ancona	830,700,281	16.532%
2. Fondazione Cassa di Risparmio di Torino	704,943,077	14.029%
3. Allianz Group	247,700,000	4.930%
4. Fondazione Cassamarca C.R. della Marca Trevigiana	140,727,774	2.801%

1. As a percentage of ordinary capital. Note: The bylaws set a limitation on voting rights at 5% of capital.

Share Price Performance

In 2001 total trading volume of UniCredit shares on the stock exchange reached a level of 99.69% of common shares (outstanding as at 31 December 2001) and 55.33% of savings shares.

OFFICIAL PRICE OF COMMON STOCK

Year		Maximum	Minimum	Average	End of year
1994	€	1.436	0.799	1.129	0.865
1995	€	1.114	0.803	0.962	0.955
1996	€	1.045	0.798	0.918	0.867
1997	€	2.856	0.845	1.706	2.836
1998	€	5.395	2.899	4.360	5.065
1999	€	5.787	3.845	4.606	4.924
2000	€	6.115	3.586	4.976	5.572
2001	€	5.865	3.202	4.830	4.494

Powers Delegated to Directors

Below is a description of the powers delegated to Directors by the Board of Directors by resolution of 18/1/1999 and by the Executive Committee by resolutions of 12/9/2000 and 13/11/2000.

By the Board of Directors

- To the Executive Committee, the power and authority to execute all the operations that the Bank can perform pursuant to art. 4, paragraph1 of the Bylaws, with a number of qualifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for fitting out company buildings, the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational schemes and provisions for Personnel in service and retirees, the provision of donations to socially-oriented or public-interest Bodies;

- To the Chairman

  - In agreement with the two Deputy Chairmen and in conjunction with the Managing Director/CEO, the definition of the policies for development and the guidelines of strategic and operational plans to be submitted for the Board's approval.

  - The right to authorise, at the express request of the Managing Director/CEO, the organisation on behalf of the latter of a credit facility within a pre-established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit organisations.

  - Jointly with the Managing Director/CEO, the right to express the Bank's approval, as Parent Company of the UniCredito Italiano Banking Group, of the acquisitions/disposals of equity investments transacted by subsidiaries and of transactions regarding the latter's capital, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits.

- In addition to granting both the Deputy Chairmen the power indicated above, to be exercised jointly with the Chairman and the Managing Director/CEO, the same powers as those of the Chairman are also delegated to the Deputy Chairman (Vicarious), in cases of absence or unavailability of the latter.

- To the Managing Director/CEO, in addition to the authority indicated above, to be exercised singly or jointly with the Chairman and/or the Deputy Chairmen regarding the transaction amounts, the following powers:

  - To authorise, at the express request of the Company Representatives, the organisation of a credit facility within a pre-established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit organisations.

- To express the Bank's approval, as Parent Company of the UniCredito Italiano Banking Group, regarding obligations upon the representatives of Banks and companies belonging to banking groups, in relation to transactions pursuant to art. 136 of Legislative Decree 1/9/1993 no. 385 and for amounts not in excess of the pre-established limits.

- To grant Human Resources staff single signing powers for transactions of a specified nature.

- To represent the Bank as the holder of voting rights in the ordinary or extraordinary meetings, including abroad, or as a proxy for minority partners or shareholders of those foreign companies.

By the Executive Committee

- To the Chairman and to the Deputy Chairman (Vicarious) in cases of absence of the chairman – the right to express his approval – in cases of urgency – of transactions for an amount in excess of the pre-established limits for the General Management Department/Areas, provided these are under predetermined limits, relating to loans, dealings in securities and other money market instruments, spending powers, contributions and donations, non-performing loans, watchlist items, restructured loans and loans being restructured, accidents and disputes.

- To the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's activity, namely: loans, dealings in securities and other money market instruments; treasury activity; foreign exchange; activities relating to the determination of conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration rights; non-performing loans, watchlist items, restructured loans and loans being restructured, accidents and disputes.

Related-party Transactions

In accordance with CONSOB letter No. 97001574 of 20 February 1997 and No. 98015375 of 27 February 1998, with regard to:

- The information provided on management in the section on equity investments.

- The data provided in special annexes concerning outstanding assets and liabilities at the end of the year in relation to associated companies, and expenses incurred and revenues generated for all transactions concluded.

- The punctual compliance with the provisions of Article 136 of Legislative Decree No. 385 of 1 September 1993 (unified banking and credit code) regarding bonds of representatives of banks and companies belonging to banking groups.

It should be noted that inter-company transactions and/or those with related Italian and foreign parties are part of the Bank's normal operations, in whose interest, including as Parent Company of the banking Group, they were generated.

Inter-company transactions and those with related parties, in general, and correspondent relationships for services performed (for banking companies), and in particular, deposits and loans, were carried out on behalf of the Bank at market prices.

Especially with respect to the counterparties noted above, it should be noted that no atypical or unusual transactions, other than business as usual, were carried out following the end of the period and the months immediately thereafter.

During the period, implementation continued on the project to establish the UniCredito Italiano Group. This project calls for the centralisation, at the holding company or joint service companies, of functions and activities carried out by individual Group companies with the goal of optimising the efficiency and cost of operations, including through the use of economies of scale and scope.

To this end, around 1 July 2001, the transfer was completed of the related divisions by UniCredito Italiano (and other Group banks) to the company UniCredit Servizi Informativi ScpA (USI) and to the company UniCredit Produzioni Accentrale ScpA (UPA). In particular, with respect to the latter company, the transfer was largely completed to UniCredit Produzioni Accentrate ScpA (UPA), of the management of administrative and accounting procedures for Group banks, which are clearly connected to services in the securities, international, finance, payment system, accounting and reporting systems areas (so-called back office activities).

The Parent Company continued to provide the subsidiary Credito Italiano with the following services, for which it received compensation commensurate with production costs:

- Commercial and administrative management of the real property portfolio, management of lease income and expenses, planning and coordination of routine and special maintenance of real property and technological equipment, implementation of safety measures, the purchase of goods and services, and logistical services in general.
- Determination of safety policies, preparation of related operating regulations, management of activities to protect the work environment and safeguard securities, and monitoring of information security activities.
- Management of telephone banking, information services provided to users, telemarketing and survey activities (the "call centre"), and carried out the following activities for Credito Italiano and other Group companies at compensation commensurate with production costs:
  - The research, development and production of the product "Imprendo".
  - Training.
  - Personnel management/administration.

Finally, it should be noted that Pioneer Investment Management Ltd, Dublin, distributed dividends to its shareholders, UniCredito Italiano SpA and Rolo Banca 1473 SpA based on the amounts of income-generating work actually channelled to the subsidiary by these shareholders (or by their direct subsidiaries) through 1 October 2001. This was the effective date of the transfer (which was previously described in this Report) of the entire equity interest of the company in question by UniCredito Italiano SpA and Rolo Banca 1473 SpA to Pioneer Global Asset Management S.p.A. This made it possible to create a more equitable remuneration policy for the two shareholders, based on a type of activity that calls for a lower level of capitalisation vis-à-vis the volume of assets actually managed and contributed by the shareholders to the Irish subsidiary.

All information on operations and all other information on related-party transactions comply, for all intents and purposes, with the provisions of International Accounting Standard (I.A.S.) No. 24 issued by the International Accounting Standard Committee (I.A.S.C.).

Equity Investments of Directors, Auditors and General Managers

Pursuant to the provisions of CONSOB Resolution No. 11971 of 14 May 1999 (Article 79), the required information is provided in the following table:

First, last name	Investee company	Type of share	Shares held at end of 2000 [1]	NUMBER OF SHARES Purchased during period	Sold during period	Shares held at end of 2001 [1]
Alessandro Profumo	UniCredito Italiano	ord.	400,429	424 [2]		400,853 [2]
	Rolo Banca 1473	ord.	1			1 [3]
Roberto Bertazzoni	UniCredito Italiano	ord.	24,410,500		6,410,500	18,000,000
	Rolo Banca 1473	ord.		155,000		155,000
Leonardo Del Vecchio	UniCredito Italiano	ord.	50,000,000	7,582,500	4,000,000	53,582,500
Achille Maramotti	UniCredito Italiano	ord.	97,624,740	56,607,500	56,607,500	97,624,740
	Rolo Banca 1473	ord.	2,459,050	1,175,105	1,052,100	2,582,055
Giovanni Vaccarino	UniCredito Italiano	ord.	5,000			5,000
Giorgio Loli	UniCredito Italiano	ord.	30,000		30,000	
	UniCredito Italiano	sav.	20,000			20,000

1. Or start/end date of position if not the same as the reference periods indicated.
2. 424 shares allotted as a "grant" during the period for a total of 853 shares.
3. Allotted as "grant".

Subsequent Events and the Operating Outlook

Equity Investments

With regard to equity investments, it should be noted that last January there were further purchases of shares of the subsidiary Banca Mediocredito, which are held by minority shareholders. A 5.83% stake was bought for a total outlay of € 19.6 million.

Again in January, the extraordinary shareholders meeting of Clarima approved the coverage of losses through 30 November, which originated from investments made during the start-up period for a total of € 15.4 million, through the use of reserves and the reduction of capital stock, and the simultaneous re-establishment of capital stock to the pre-existing level of € 25,822,000, which was fully subscribed by the Bank.

There were also further divestitures of equity investments that are no longer considered strategic: in particular, the 25% stake held in Prominvestment was sold generating proceeds of € 219,000 and a capital gain of about € 90,000.

As noted in the chapter on equity investments, a tender offer and share exchange offer is currently under way for the entire share capital of Zagrebacka Banka. In this regard, it should be noted that the extraordinary shareholders' meeting of UniCredito Italiano of 30 January 2002 authorised the Board of Directors to increase capital stock through the issuance of up to 139.1 million new common shares corresponding to a total issuance price of € 311.6 million, at a minimum unit price of € 2.24 (of which € 1.74 was a share premium), to be settled by the transfer of 1,839,874 shares of ZaBa Banka dd (each also represented by 10 GDR's) by the shareholders of Zagrebacka banka dd. Pursuant to the powers granted to it, the Board of Directors approved a capital increase of 112.8 million new UniCredit shares based on an exchange ratio of 61.32 UniCredit shares for every ZaBa share (6.13 UniCredit shares for every GDR). The share exchange offer expires on 1 March 2002.

Corporate Governance Bodies

In conjunction with the extraordinary shareholders' meeting, the ordinary meeting was also held, which filled the positions of the company's Board of Auditors by appointing Attorney Vincenzo Nicastro as a statutory auditor.

Operating Outlook

The overall outlook for 2002 is positive, but multifaceted given the many operations that the Parent Company carries out for the Group and as part of its customary operations.

Very briefly, net interest income is projected to improve due to the decline in rates, which will reduce the costs associated with funds generated through bonds, and especially subordinated bonds, the average amount of which will be higher due to the new issues anticipated. Under the assumption that the Group's distribution policy will remain the same as that in 2001, dividends should increase by about 5-6%.

Operating expenses, which could be affected ex post by changes in structure brought about by the major restructuring of the Group's Italian banks will rise at a controlled pace, even net of these higher costs, due to the effect of the development of numerous growth and expansion projects under way.

As a result, profits before extraordinary items and taxes should be slightly higher than in 2001, with an effect on consolidated accounts in line with that observed for the prior period.

Presentation

Report on Operations

Proposal for approval of Accounts and distribution of Net Profits

Company Accounts

Reports and Resolutions

Branches and Offices abroad



Proposal for Approval of Accounts and Distribution of Net Profits

Proposal for Approval of Accounts and Distribution of Net Profits*

To Our Shareholders:

Partly on the basis of the Report on Operations accompanying the accounts, we ask you to approve the accounts of UniCredito Italiano as at 31/12/2001 made up of the balance sheet, profit and loss account and notes to accounts, as submitted by the Board of Directors, as a whole as well as the individual entries thereof.

With regard to the distribution of income:

The profit and loss account for 2001 showed net profits of	€	1,088,881,513
Adding retained earnings of	€	228,453
The total available was	€	**1,089,109,966**

Which we propose to distribute as follows:

To the Legal Reserve pursuant to Art. 38 of the By-Laws (10% of net profits)			€	108,888,151
To the Reserve for Donations pursuant to Article 38 of the By-Laws			€	7,500,000
To the Reserve pursuant to Legislative Decree 124/93 Article 13 paragraph VI			€	34,786
To the Reserve connected with the medium-term incentive program for Group staff approved by the Board of Directors			€	9,000,000
To shareholders:				
- 28.20% of par value amount of € 2,554,697,113.5 (equal to € 0.141 times 5,109,394,227 ordinary shares)	€	720,424,586		
- 31.20%, i.e., the 28.20% required for ordinary shares plus a further allotment of 3% of the par value of € 10,853,276 in savings shares (equal to € 0.156 times 21,706,552 savings shares)	€	3,386,222	€	723,810,808
A further allocation to Reserves required by the By-laws			€	239,778,556
To retained earnings			€	97,665
			€	**1,089,109,966**

With regard to the provisions of the last sentence of paragraph 5 of Article 105 of Presidential Decree 917/86, it should be noted that the tax credit on the entire amount of net profits (for which the distribution is proposed) is applicable to shareholders as set forth in Article 14 of the aforementioned Presidential Decree 917/86 (the so-called "full" or "ordinary" tax credit), with a reduction in the amount set forth in paragraph 1, clause A) of Article 105 (the so-called "Basket A") referenced above.

If the extraordinary shareholders' meeting does not pass the resolution to revise Article 38 of the By-Laws, or if the revision is approved and the Supervisory Authorities do not issue their confirmation, it is further proposed, pursuant to Article 56 of Legislative Decree No. 385 of 1 September 1993, that the portion of profits to be allocated to the Reserve for Donations (pursuant to Article 38 of the By-Laws) totalling € 7.5 million, should be allocated as a further allotment to Reserves required by By-Laws.

Milan, 27 February 2002
11 March 2002
22 April 2002

THE BOARD OF DIRECTORS

Chairman
CESARINI

Managing Director/CEO
PROFUMO

(*) The proposed distribution of profits was:
- approved together with the draft accounts on 27 February 2002
- later restated by the Board of Directors at its meeting of 11 March 2002 in order to take into account the actual number of ordinary shares issued to service the public offer for the acquisition of the majority of the capital of Zagrebacka Banka d.d., as well as the proposed revision of Article 38 of the By-Laws regarding the distribution of profits for the year;
- eventually redrafted by the Board of Directors in the terms here explained, in its meeting of 22 April 2002, to take into account the impact of Law Decree no. 63, dated 15 April and published on the Italian Official Gazette no. 90 dated 17 April 2002, which provided for the suspension, starting from tax year 2001, of the tax benefits introduced by Legislative Decree no. 153 of 17 May 1999 associated with the allocation of a profit portion to a special reserve as per the aforementioned Decree 153/99.


Annexes
Notes to the Accounts
Accounts
Introduction

Company Accounts

Introduction

To Our Shareholders:

As is customary, the accounts as at 31 December 2001, which we submit for your approval, were prepared using conservative valuation criteria and in accordance with legal provisions, with a constant focus on the need to provide, for the sake of formality and content, due clarity and a true and accurate presentation of the financial conditions and operating performance of the company.

The 2001 accounts, which were prepared pursuant to the provisions of Legislative Decree No. 87 of 27 January 1992 (which was enacted to implement EEC Directive 86/635), and in accordance with the Bank of Italy Order dated 15 July 1992 and subsequent revisions, consist of the balance sheet, profit and loss account and notes to accounts, and are accompanied by the report on operating performance provided previously.

Please be advised that the figures for UniCredito Italiano S.p.A. as at 31 December 2001 cannot be compared with those for the prior year following:
- the change in criteria used for reporting dividends which took effect in 2000;
- the prudential provision made in 2000, and applicable to 1998 and 1999, for the potential negative outcome for the banking industry of the investigation initiated by the European Commission regarding the tax credits under Legislative Decree 153/99;
- the operations of the Treasury, which are focused on the management of the Group's cash flows, investment and trading securities and Correspondent Banking operations effective 1 October 2000.

Thus, in order to simplify the analysis of results, the restated balance sheet and profit and loss account for 2001 are compared with the restated accounts for 2000, which were prepared on a consistent basis.

In this regard, it should be noted that the summary profit and loss account was restated, as in the past, by regrouping detailed items (on the basis of their significance) reported in documents prepared in accordance with legally approved formats. In particular, the aggregate entry, "other net income," was removed from "revenues from services and other sources" and included in "operating expenses", since these items mainly concern the recovery of inter-company costs. Appropriate reclassifications insure that comparisons of the different periods concerned will be on a consistent basis.

Pursuant to paragraph 3 of Article 16 of Legislative Decree 213/98, and following the conversion of capital stock into euro (discussed below), effective 31 December 2001 the Bank opted to use the euro as the currency for preparing documents required for external reporting purposes.

Thus, the 2001 accounts were prepared in euro. To be specific, pursuant to regulations enacted by the Bank of Italy and CONSOB, the figures in the balance sheet and profit and loss account are in euro, while those in the notes to accounts are in thousands of euro, unless otherwise indicated.

To insure the comparability of figures as at 31 December 2001 with prior period results, prior amounts, which had been reported previously, were converted using the official lira/euro conversion rate (Lit. 1,936.27 per euro).

Operating Holding Company

The main assets of the Operating Holding Company are summarised as follows:

- Equity investments
- Assets and liabilities of units operating abroad
- Treasury assets
- Intangible and tangible fixed assets, which are instrumental to the operations performed.

Conversion of Capital Stock to €

Pursuant to the extraordinary shareholders' resolution of last 5 May, the Bank converted its capital stock to euro using the legal conversion rate, and at the same time increased capital stock by Lit. 2,356,570,901,242 through the use of available reserves reported in accounts to bring the par value for each share converted to € 0.50.

Thus, after this transaction, the capital stock of UniCredito Italiano SpA totalled € 2,516,977,903 consisting of 5,033,955,806 shares with a par value of € 0.50 each, including:

- 5,012,249,254 common shares
- 21,706,552 savings shares.

For other changes occurring during the year, see Part B) of the Notes to Accounts, "Notes to the Balance Sheet," Section 8.

Legislative Decree No. 153 of 17 May 1999

Following the conclusion of the investigation regarding the status of the benefits stipulated in the decree in question as "state subsidies," the European Commission notified the Italian government of its decision to consider them incompatible with applicable EU regulations.

Based on the existence of significant specific supporting information, the Italian Banking Association contested this decision in the name of, and on behalf of, the banks concerned.

Based on these circumstances, UniCredito Italiano continued to calculate the amount of the provision to the tax reserve for the period taking these benefits into account. At the same time, it allocated the resulting tax benefit € 45 million to the reserve for risks and charges, which, when added to provisions made during the prior period, brings the total to € 167.2 million.

Thus, even if there is a negative outcome to the dispute, the UniCredito Italiano will not suffer from a negative impact on the profit and loss account.

Additional details are provided in Part B) of the Notes to Accounts, "Notes to the Balance Sheet," Section 7, Reserves.

Policies used for converting 2000 accounts from "standard accounting" to "restated" accounts

The reader will recall that in the 2000 accounts, a revision was made to the reporting policy for dividends of directly held subsidiaries. It was decided to report them during the period when issued, on an "accrual" basis, rather than in the period when the resolution for their distribution was approved, on a "cash" basis, as in the past.

As already noted in the report of the 2000 accounts, as a result of the application of the new policy, net profits for the prior period included dividends reported on a "cash" and "accrual" basis for directly held subsidiaries, which resulted in a positive impact of € 939.4 million.

An annex to the accounts includes an unaudited reconciliation of the Bank's balance sheet and profit and loss account prepared on a "standard accounting" basis and "restated" basis for the year 2000.

These documents were prepared:

- by removing dividends on a cash basis for those equity investments for which dividends on an accrual basis were also reported, together with related tax effects;
- by moving to extraordinary items the portion of the tax benefits totalling € 75.4 million referenced (as provided under Legislative Decree 153/99), which were applicable to prior periods (1998 and 1999), and which were allocated to the reserve for risks and charges at the end of 2000.

Taking into account the above, the accounts being compared provide results for 2001 and for the prior period (2000) on a "standard accounting" and "restated" basis.

On the other hand, the Notes to Accounts provide comparisons between figures as at 31 December 2001 and standard accounting data as at 31 December 2000.

Deferred Taxation

This item includes deferred tax assets and liabilities. These arise from differences in taxable and accounting income in that, in calculating both, some items are accounted for in different fiscal periods.

Deferred tax assets are reported if there is a reasonable certainty of their recovery, to the extent of the capacity to generate taxable income in the future.

Deferred tax liabilities are reported, unless it is not likely that they will be incurred.

The application methods are reported in detail in Part B) of the "Notes to the Balance Sheet," – Section 7 – Reserves.

Annexes

The following tables form an integral part of the accounts.

1. Reconciliation of balance sheet from a "standard accounting" basis to a "restated" basis as at 31 December 2000
2. Reconciliation of the profit and loss account from a "standard accounting" basis to a "restated" basis for 2000
3. Tables containing quantitative information regarding forward trading (securities and foreign exchange) and derivative instruments (the so-called IOSCO tables)
4. Table of credit and debit positions with group companies (as described in paragraph 3.2 of the Notes to Accounts)
5. Table of credit and debit positions with associated companies (major non-Group companies)
6. Revenue and Cost Accounts Resulting from Dealings with Subsidiary Companies and Companies Subject to Substantial Influence
7. Composition of Item 70 "Equity Investments" (as described in paragraph 3.4 of the Notes to Accounts)
8. Composition of Item 80 "Equity Investments in Group Companies" (as described in paragraph 3.5 of the Notes to Accounts)
9. Statement of changes in equity investments (as described in paragraph 3.6 of the Notes to Accounts):
   - 3.6.1 Equity Investments in Group Companies
   - 3.6.2 Other Equity Investments
10. Information on Reserves and Funds
11. Information on Tax Credit
12. List of Properties (Article 10, Law 72/83)

Other Information

The accounts accompanied by the report of statutory and external auditors, are to be filed at the company's headquarters by the deadline set by law. Summary tables with essential data from the latest accounts of subsidiaries included in consolidation and affiliates must also be filed at the company's headquarters.

By law, consolidated accounts and the report of external auditors must also be filed at the company's headquarters.

Finally, the company prepared and made available within the deadlines set by law, and pursuant to procedures dictated by CONSOB, the report dated as at 30 June 2001, which was subject to a limited audit, as well as consolidated quarterly reports as at 31 March and 30 September 2001.

Accounts

Balance Sheet as at 31 December 2001

(amounts in €)

Assets

10.	**Cash and deposits with central banks and post offices**		**74,580,956**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**		**1,621,684,653**
30.	**Loans to banks**		**25,623,656,442**
	a) on demand	11,860,032,513	
	b) other loans	13,763,623,929	
40.	**Loans to customers:**		**5,352,868,131**
	of which:		
	- loans with deposits received in administration	-	
50.	**Bonds and other debt securities:**		**11,210,307,225**
	a) of government issuers	2,886,837,591	
	b) of banks	6,940,868,470	
	of which:		
	- own securities	*58,609*	
	c) of financial institutions	1,182,332,773	
	of which:		
	- own securities	-	
	d) of other issuers	200,268,391	
60.	**Shares, interest and other variable yield securities**		**331,901,740**
70.	**Equity investments**		**1,756,715,514**
80.	**Equity investments in Group companies**		**9,849,618,523**
90.	**Intangible fixed assets**		**15,386,444**
	of which:		
	- start-up costs	-	
	- goodwill	-	
100.	**Tangible fixed assets**		**168,927,256**
130.	**Other assets**		**3,811,484,733**
140.	**Accrued income and prepaid expenses**		**1,107,911,225**
	a) accrued income	859,299,785	
	b) prepaid expenses	248,611,440	
	of which:		
	- issue discount on securities	*10,278,107*	
Total assets			**60,925,042,842**

Liabilities and Shareholders' equity

10.	**Due to banks:**		**25,686,202,659**
	a) on demand	7,268,628,786	
	b) on term or with notice	18,417,573,873	
20.	**Due to customers:**		**4,804,544,992**
	a) on demand	689,288,951	
	b) on term or with notice	4,115,256,041	
30.	**Securities in issue:**		**9,094,909,752**
	a) bonds	5,207,507,721	
	b) certificates of deposit	3,887,087,391	
	c) other securities	314,640	
50.	**Other liabilities**		**1,824,075,582**
60.	**Accrued expenses and deferred income**		**903,179,464**
	a) accrued expenses	785,309,826	
	b) deferred income	117,869,638	
70.	**Reserve for employee severance pay**		**39,349,216**
80.	**Reserves for risks and charges:**		**1,190,238,227**
	a) Reserve for pensions and similar obligations	19,215,469	
	b) Taxation reserve	943,658,750	
	c) other reserves	227,364,008	
90.	**Loan loss reserves**		**16,526,621**
110.	**Subordinated debt**		**9,060,329,932**
120.	**Capital**		**2,523,215,059**
130.	**Issue premiums**		**3,117,282,930**
140.	**Reserves**		**1,576,078,442**
	a) legal reserve	259,478,575	
	b) reserve for own shares or interests	-	
	c) statutory reserves	531,822,404	
	d) other reserves	784,777,463	
150.	**Revaluation reserves**		**-**
160.	**Retained earnings (losses)**		**228,453**
170.	**Net profit (loss) for the period**		**1,088,881,513**
Total liabilities and shareholders' equity			**60,925,042,842**

Guarantees and Commitments

ITEMS

10.	**Guarantees given**		**3,129,323,650**
	of which:		
	- acceptances	*1,454,680*	
	- other guarantees	*3,127,868,970*	
20.	**Commitments**		**6,442,415,918**
	of which:		
	- for sales with repurchase obligation	-	

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

Profit and Loss Account 2001

(amounts in €)

Items

10.	Interest income and similar revenues		2,277,943,656
	of which:		
	- on loans to customers	*387,247,023*	
	- on debt securities	*653,801,363*	
20.	Interest expense and similar charges		2,585,551,014
	of which:		
	- on amounts due to customers	*164,723,246*	
	- on securities in issue	*362,986,582*	
30.	Dividends and other revenues		2,345,753,474
	a) on shares, interests and other variable yield securities	4,734,695	
	b) on equity investments	29,774,531	
	c) on equity investments in Group companies	2,311,244,248	
40.	Commission income		42,885,297
50.	Commission expense		25,554,618
60.	Trading profits		-77,557,623
70.	Other operating income		124,344,612
80.	Administrative costs:		356,271,569
	a) Payroll costs	200,468,293	
	of which:		
	- wages and salaries	*143,785,993*	
	- social security contributions	*45,094,705*	
	- severance pay	*9,069,974*	
	- pensions and similar benefits	-	
	b) other administrative costs	155,803,276	
90.	Write-downs of intangible and tangible fixed assets		26,126,374
100.	Provisions for risks and charges		50,463,701
110.	Other operating expenses		28,252,456
120.	Write-downs of loans and provisions for guarantees and commitments		88,695,459
130.	Write-backs to loans and provisions for guarantees and commitments		19,719,989
140.	Provisions to loan loss reserves		-
150.	Write-downs of financial investments		193,026,762
160.	Write-backs of financial investments		14,979,413
170.	**Profit (loss) before extraordinary items and income tax**		**1,394,126,865**
180.	Extraordinary income		182,370,961
190.	Extraordinary expenses		36,584,604
200.	**Extraordinary income (expenses) – net**		**145,786,357**
220.	Income tax for the period		451,031,709
230.	**Net profit (loss) for the period**		**1,088,881,513**

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

Balance Sheet

(amounts in €)

Assets

	31.12.2001		31.12.2000 Standard accounting basis		31.12.2000 Restated	
10. Cash and deposits with central banks and post offices		**74,580,956**		**39,731,405**		**39,731,405**
20. Treasury notes and similar securities eligible for refinancing at central banks		**1,621,684,653**		**2,381,736,025**		**2,381,736,025**
30. Loans to banks		**25,623,656,442**		**36,732,865,676**		**36,732,865,676**
a) on demand	11,860,032,513		9,499,774,071		9,499,774,071	
b) other loans	13,763,623,929		27,233,091,605		27,233,091,605	
40. Loans to customers:		**5,352,868,131**		**6,978,977,263**		**6,978,977,263**
of which:						
- loans with deposits received in administration	-		-		-	
50. Bonds and other debt securities:		**11,210,307,225**		**10,462,271,437**		**10,462,271,437**
a) of government issuers	2,886,837,591		3,387,960,887		3,387,960,887	
b) of banks	6,940,868,470		6,594,799,459		6,594,799,459	
of which:						
- investment and trading securities	*58,609*		-		-	
c) of financial institutions	1,182,332,773		352,532,909		352,532,909	
of which:						
- investment and trading securities	-		-		-	
d) of other issuers	200,268,391		126,978,182		126,978,182	
60. Shares, interests and other variable yield securities		**331,901,740**		**201,791,923**		**201,791,923**
70. Equity investments		**1,756,715,514**		**862,407,082**		**862,407,082**
80. Equity investments in Group companies		**9,849,618,523**		**9,815,297,738**		**9,815,297,738**
90. Intangible fixed assets		**15,386,444**		**17,275,601**		**17,275,601**
of which:						
- start-up costs	-		-		-	
- goodwill	-		-		-	
100. Tangible fixed assets		**168,927,256**		**177,913,625**		**177,913,625**
130. Other assets		**3,811,484,733**		**4,252,673,078**		**4,025,879,811**
140. Accrued income and prepaid expenses		**1,107,911,225**		**814,236,411**		**814,236,411**
a) accrued income	859,299,785		577,816,971		577,816,971	
b) prepaid expenses	248,611,440		236,419,440		236,419,440	
of which:						
- issue discount on securities	*10,278,107*		*3,595,827*		*3,595,827*	
Total assets		**60,925,042,842**		**72,737,177,264**		**72,510,383,997**

Liabilities and Shareholders' equity

		31.12.2001		31.12.2000 Standard accounting basis		31.12.2000 Restated
10. Due to banks:		**25,686,202,659**		**42,061,162,584**		**42,061,162,584**
a) on demand	7,268,628,786		17,796,604,100		17,796,604,100	
b) on term or with notice	18,417,573,873		24,264,558,484		24,264,558,484	
20. Due to customers:		**4,804,544,992**		**3,439,242,391**		**3,439,242,391**
a) on demand	689,288,951		1,018,600,442		1,018,600,442	
b) on term or with notice	4,115,256,041		2,420,641,949		2,420,641,949	
30. Securities in issue:		**9,094,909,752**		**6,755,133,780**		**6,755,133,780**
a) bonds	5,207,507,721		4,765,535,567		4,765,535,567	
b) certificates of deposit	3,887,087,391		1,989,162,384		1,989,162,384	
c) other securities	314,640		435,829		435,829	
50. Other liabilities		**1,824,075,582**		**4,393,432,126**		**4,815,814,852**
60. Accrued expenses and deferred income		**903,179,464**		**637,948,545**		**637,948,544**
a) accrued expenses	785,309,826		506,240,425		506,240,425	
b) deferred income	117,869,638		131,708,120		131,708,120	
70. Reserve for employee severance pay		**39,349,216**		**75,291,288**		**75,291,288**
80. Reserves for risks and charges:		**1,190,238,227**		**864,318,891**		**637,525,624**
a) reserve for pensions and similar obligations	19,215,469		21,016,697		21,016,697	
b) taxation reserve	943,658,750		599,730,875		372,937,608	
c) other reserves	227,364,008		243,571,319		243,571,319	
90. Loan loss reserves		**16,526,621**		**16,526,621**		**16,526,621**
110. Subordinated debt		**9,060,329,932**		**6,689,820,896**		**6,689,820,896**
120. Capital		**2,523,215,059**		**1,297,392,875**		**1,297,392,875**
130. Issue premiums		**3,117,282,930**		**3,117,282,930**		**3,117,282,930**
140. Reserves		**1,576,078,442**		**1,918,157,299**		**1,918,157,299**
a) legal reserve	259,478,575		256,997,829		256,997,829	
b) reserve for own shares or interests	-		-		-	
c) statutory reserves	531,822,404		1,098,611,236		1,098,611,236	
d) other reserves	784,777,463		562,548,234		562,548,234	
150. Revaluation reserves		**-**		**259,642,095**		**259,642,095**
160. Retained earnings (losses)		**228,453**		**65,353**		**65,353**
170. Net profit (loss) for the period		**1,088,881,513**		**1,211,759,590**		**789,376,864**
Total liabilities and shareholders' equity		**60,925,042,842**		**72,737,177,264**		**72,510,383,997**

Guarantees and Commitments

ITEMS		31.12.2001		31.12.2000 Standard accounting basis		31.12.2000 Restated
10. Guarantees given		**3,129,323,650**		**2,421,962,603**		**2,421,962,603**
of which:						
- acceptances	*1,454,680*		*71,784,388*			*71,784,388*
- other guarantees	*3,127,868,970*		*2,350,178,215*			*2,350,178,215*
20. Commitments		**6,442,415,918**		**12,451,452,492**		**12,451,452,492**
of which:						
- for sales with repurchase obligation	-		-		-	

Profit and Loss Account

(amounts in €)

Items

	2001		2000 Standard accounting basis		2000 Restated	
10. Interest income and similar revenues		2,277,943,656		1,490,146,768		1,490,146,768
of which:						
- on loans to customers	*387,247,023*		*241,147,912*		*241,147,912*	
- on debt securities	*653,801,363*		*430,185,051*		*430,185,051*	
20. Interest expense and similar charges		2,585,551,014		1,687,750,574		1,687,750,574
of which:						
- on amounts due to customers	*164,723,246*		*137,796,697*		*137,796,697*	
- on securities in issue	*362,986,582*		*311,085,428*		*311,085,428*	
30. Dividends and other revenues		2,345,753,474		1,773,759,667		1,773,759,667
a) on shares, interests and other variable-yield securities	4,734,695		-		-	
b) on equity investments	29,774,531		20,835,636		20,835,636	
c) on equity investments in group companies	2,311,244,248		1,752,924,031		1,752,924,031	
40. Commission income		42,885,297		26,134,538		26,134,538
50. Commission expense		25,554,618		8,416,918		8,416,918
60. Trading profits		-77,557,623		26,652,994		26,652,994
70. Other operating income		124,344,612		205,368,504		205,368,504
80. Administrative costs:		356,271,569		391,347,018		391,347,018
a) Payroll costs	200,468,293		218,066,622		218,066,622	
of which:						
- wages and salaries	*143,785,993*		*150,479,372*		*150,479,372*	
- social security contributions	*45,094,705*		*53,449,412*		*53,449,412*	
- severance pay	*9,069,974*		*10,431,554*		*10,431,554*	
- pensions and similar benefits	-		*812,886*		*812,886*	
b) other administrative costs	155,803,276		173,280,396		173,280,396	
90. Write-downs of intangible and tangible fixed assets		26,126,374		25,939,081		25,939,081
100. Provisions for risks and charges		50,463,701		188,332,228		112,981,166
110. Other operating expenses		28,252,456		45,252,236		45,252,236
120. Write-downs of loans and provisions for guarantees and commitments		88,695,459		67,875,125		67,875,125
130. Write-backs to loans and provisions for guarantees and commitments		19,719,989		49,835,552		49,835,552
140. Provisions to loan loss reserves		-		16,526,621		16,526,621
150. Write-downs of financial investments		193,026,762		36,449,092		36,449,092
160. Write-backs to financial investments		14,979,413		17,071,570		17,071,570
170. Profit (loss) before extraordinary items and income tax		**1,394,126,865**		**1,121,080,700**		**1,196,431,762**
180. Extraordinary income		182,370,961		705,358,138		56,182,145
190. Extraordinary expenses		36,584,604		68,452,718		143,803,780
200. Extraordinary income (expenses) – net		**145,786,357**		**636,905,420**		**-87,621,635**
220. Income tax for the period		451,031,709		546,226,530		319,433,263
230. Net profit (loss) for the period		**1,088,881,513**		**1,211,759,590**		**789,376,864**

74

Notes to the Accounts

Section 1 - DESCRIPTION OF ACCOUNTING PRINCIPLES

The accounting principles are in line with those used for the preparation of the accounts as at 31 December 2000.

Furthermore, in accordance with legislative provisions, assets and liabilities reported in accounts and as "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

There is always interrelation in presence of hedging transactions.

1. Loans - Guarantees and Commitments

Loans

Loans are valued at their estimated realisable value, which is determined by also taking into account market prices, when available, on the basis of:

a) the debtors' solvency;
b) the difficulty servicing debt in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising the relationships, and also taking into account information available on the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of business performed, the degree of risk of the particular type of credit facility and any guarantees issued.

The following should be noted regarding the various categories of "**doubtful loans**":

- Non-performing loans: those loans that have formally deteriorated, and consist of exposure to customers that find themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;

- Watchlist: defined as the area that covers those loans to borrowers that find themselves in temporary difficulties that are projected to be cleared up in a reasonable period of time: they are primarily written down on a lump-sum basis using historical and statistical data, and on a specific basis when detailed information recommend it;

- Loans to countries at risk, i.e., to central governments, banks or customers residing in countries having difficulties servicing debt: they are written down on a lump sum basis, using the same percentages as those calculated by the industry; such loans are subject to periodic revision with regard to both the countries to be included in this area and the extent of the write-down; when particular information recommend it, lump-sum write-downs are supplemented by specific adjustments;

- Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring, represents exposure to counterparties with which agreements have been, or are being concluded, that call for the granting of a moratorium of debt payment and the simultaneous renegotiation of below-market terms and rates, the conversion of a portion of the loans into shares and/or potential principal write-offs: they are valued on a case-by-case basis, with the inclusion in write-downs of the net present value of the charge resulting from any renegotiated interest rate lower than the related cost of funds.

Doubtful loans are identified by individual lending officers responsible for the account. They operate using powers delegated to them employing, as necessary, specialised scoring systems, which analyse the performance of the relationships.

A centralised unit is responsible for monitoring and overseeing the entire customer portfolio.

With regard to **performing loans to customers**, lump-sum write-downs are applied to exposure on the basis of their inherent risk.

Guarantees and Commitments

Guarantees given and commitments assumed by the Bank that incorporate credit risk are reported at the overall amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate reserves.

If the reasons giving rise to the write-downs related to loans, guarantees and commitments are no longer applicable in whole or in part, the necessary write-backs are carried out.

2. Off Balance Sheet securities and transactions
(other than those involving foreign currencies)

2.1 Investment Securities

Securities that are classified as financial fixed assets are valued at acquisition cost adjusted as necessary for any write-downs needed to account for the permanent deterioration of the solvency of the issuer and the ability to repay the debt by the country of residence of such issuer, unless there are appropriate guarantees.

All or a part of the write-downs carried out are eliminated when the reasons giving rise to them no longer apply.

Cost is determined using the principle of " weighted rolling average cost" on a daily basis.

Acquisition cost is adjusted for the applicable portion of the net issuance discount/premium (net of the withholding tax accrued until the application of Legislative Decree 239/96), and the analogous portion of the (positive/negative) difference between the cost and issuance amount of the securities.

2.2 Trading securities

Securities not classified as financial fixed assets are valued:

a) at market value, if listed on organised markets;
b) at the lower of cost and market value, if not listed on organised markets.

Cost is determined using the principle of " weighted rolling average cost " on a daily basis adjusted for the applicable portion, during the period, of the issuance discount/premium of the securities (net of the withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:

a) for securities listed on regulated Italian and foreign markets, using the price reported on the last day of the period;
b) for securities not listed in regulated Italian and foreign markets, using the estimated sale value.

Reference is made to the following to determine the latter value:

- market performance for similar securities listed in regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of expected market returns;
- the solvency of issuers;
- any difficulty servicing debt in countries where issuers reside.
- other information that can be determined objectively.

2.3 "Off Balance Sheet" Transactions

"Off balance sheet" transactions (other than those for foreign currencies), which are classified as financial fixed assets, are valued at contract value, whether they are outstanding spot or forward contracts on specific securities or are derivative contracts with an underlying security.

"Off balance sheet" transactions (other than those for foreign currencies), which are not classified as financial fixed assets, are primarily valued using the following criteria:

a) outstanding spot or forward contracts:

- if the are related to securities listed in organised markets, they are valued at market, this being the price prevailing at the end of the period for maturities corresponding to those transactions being valued;
- if they are related to securities that are not listed in organised markets, at the lower of contract value and market value for purchases, and at the higher of the above values for sales. To determine market value, reference should be made to the criteria reported as a part of the valuation of unlisted "trading" securities, and to the paragraph above;

b) derivative contracts with underlying securities, or tied to interest rates, indices or other assets:

- if held as a part of trading portfolios, they are valued on the basis of market values defined as follows:
  - for contracts listed in organised markets, at the related prices;
  - for other contracts, the values obtained by referring to parameters that are listed or available on normally utilised information channels at the international level, and in any event, determined objectively;

- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to assets or liabilities that are interest bearing and valued at cost/face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost, and the differentials/margins that are settled/accrued during the period flow to income (expense) comparable to interest based on a time distribution in keeping with that for the recording of interest generated by the assets or liabilities hedged, in the case of specific hedging instruments, or based on the contract term, if hedging is general (in the latter case, for futures or options on securities or interest rates, reference is made to the term of the underlying security, even if notional, and for forward rate agreements to the period of time in relation to which the interest differential is calculated);
  - if the assets or liabilities are interest bearing but are reported at market value (e.g. portfolios of trading securities):
    - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g., futures and options), which are instead allocated to trading profits (losses);

- derivative contracts are also subject to valuation, but only to the extent of the portion of differentials that is accruing, and the results flow to trading profits (losses);

- finally, if the assets or liabilities hedged are not interest bearing and are reported at market value (e.g., stocks), the derivative contracts used for hedging (options, futures) are also reported at market value, and the results of the valuation flow to trading profits (losses).

For greater clarification on covered warrant operations (issued by the Holding Company, but traded by TradingLab Banca S.p.A.), it should be noted that:

- All covered warrants on hand (options issued) are valued at the price reported on the last day of the period since they are listed on the regulated Italian market;

- Derivative contracts used to hedge covered warrants (options purchased) are valued, for consistency, at the same "price" as the covered warrants.

3. Equity Investments

Equity investments, which constitute financial fixed assets since they are held in the company's assets as permanent investments, are valued at purchase cost including ancillary costs (for the purchase of significant holdings). This amount is adjusted by any write-downs needed to incorporate any permanent loss of value or any write-downs prudentially applied to take into account, among other things, any capital reductions of the companies and market performance (and any reductions in prices for equity investments in the form of listed stocks).

All or a part of the write-downs carried out are eliminated when the reasons giving rise to them no longer apply.

4. Assets and liabilities in foreign currencies (including "off-balance-sheet" transactions)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate in effect on the date the period ends.

Financial fixed assets, which are not hedged on a general or individual basis in the spot or forward market, are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments that are partially hedged on the spot or forward markets, which are valued entirely at the spot exchange rate at the end of the period.

Off-balance-sheet foreign currency transactions are valued at the spot exchange rate in effect at the end of the period. This is true for spot transactions to be settled as well as forward transactions (outright or repo-related transactions).

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as being equivalent to financial transactions, i.e., deposits in the respective currencies and spot exchange transactions. Thus, the operating structure governed by this approach, manages the two components of risk separately:

- that related to the "base," by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins, in the same way as interest on deposits, on an accrual basis.

As a result, there is no reporting of forward transactions to be valued at exchange rates on the basis of corresponding maturities.

Other off-balance-sheet transactions in the form of derivative contracts, are valued using the approach already noted in paragraph 2.3/b.

5. Tangible Fixed Assets

Tangible fixed assets are reported at purchase cost including ancillary costs, in addition to any incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is regularly depreciated each period based on their remaining useful life.

Any tangible fixed assets, which, at the ending date of the period, have experienced a permanent reduction in value, which is lower than the cost or value described above, are reported at such lower value.

6. Intangible Fixed Assets

Goodwill is amortised over five years.

The cost of patents, rights to use intellectual property and licenses, trademarks and similar rights and assets, is regularly amortised each period based on their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

7. Other Aspects

Amounts due to banks and customers and deposits received in administration are reported in accounts at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.

Section 2 TAX-RELATED WRITE-DOWNS AND PROVISIONS

2.1 Write-downs made solely in accordance with tax laws.

None.

2.2 Provisions made solely in accordance with tax laws

It should be noted that the loan loss reserve was created through a € 16.5 million provision in 2000 to cover loan principal. The purpose of this was to obtain the tax benefits under paragraph 3 of Article 71 of Presidential Decree 917/86.

There was no change in this reserve in 2001.

Section 1 LOANS

Loans, net of write-downs of € 160,741thousand, totalled € 31,051,105 thousand.

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
10. Cash and deposits with central banks and post offices	**74,581**	**39,731**
30. Loans to banks	**25,623,656**	**36,732,866**
40. Loans to customers	**5,352,868**	**6,978,977**
Total	**31,051,105**	**43,751,574**

1.1 Detail of Item 30 "Loans to banks"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Loans to central banks	533,581	13,242
b) Securities eligible for refinancing at central banks	-	-
c) REPO transactions:.		
ordinary transactions	2,488,931	7,033,255
for securities received on loan	-	-
d) Securities lending	72,350	-

1.2 Detail of Item 40 "Loans to customers"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Securities eligible for refinancing at central banks	-	-
b) REPO transactions:		
ordinary transactions	-	-
for securities received on loan	-	-
c) Securities lending	-	-

1.3 Secured Loans to Customers

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) By mortgages	**20,854**	**7,794**
b) By liens on:		
1. cash deposits	50,145	347
2. securities	5,113	12,636
3. other items of value	-	-
	55,258	**12,983**
c) By guarantees provided by:		
1. governments	67,180	46,786
2. other government entities	70,676	62,474
3. banks	65,446	45,304
4. other entities	592,609	600,759
	795,911	**755,323**
Total	**872,023**	**776,100**

1.4 Non-Performing Loans

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Non-performing loans (including overdue interest)	37,299	16,475
of which: to banks	-	-

1.5 Overdue Interest Receivable

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Non-performing loans	-	-
b) Other loans	-	-

Composition of Item 10 "Cash and Deposits with Central Banks and Post Offices"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001 EURO	31.12.2001 FOREIGN CURRENCY	31.12.2001 TOTAL	31.12.2000 TOTAL
Bills and coins	49,484	25,097	74,581	39,731
Balances with the Treasury, Bank for Deposits and Loans, Postal savings banks and the Italian Exchange Office	-	-	-	-
Deposits at the Bank of Italy and central banks	-	-	-	-
Total	**49,484**	**25,097**	**74,581**	**39,731**

Composition of Item 30 "Loans to banks"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001 EURO	31.12.2001 FOREIGN CURRENCY	31.12.2001 TOTAL	31.12.2000 TOTAL
a) on demand				
Deposits	5,916,500	489,760	6,406,260	4,375,338
Loans (current accounts)	183,631	35,961	219,592	718,604
Bills and notes discounted	-	822	822	14,879
Current accounts for services rendered	3,340,062	1,893,296	5,233,358	4,390,953
Other forms of loans	-	-	-	-
	9,440,193	**2,419,839**	**11,860,032**	**9,499,774**
b) other loans				
Loans to central banks	533,581	-	533,581	13,242
REPO transactions	2,486,161	2,770	2,488,931	7,033,255
Securities lending	58,174	14,176	72,350	-
Deposits	4,804,142	4,215,256	9,019,398	18,627,599
Loans (lending transactions)	1,349,159	300,154	1,649,313	1,550,907
Non-performing loans	-	-	-	-
Other forms of loans	51	-	51	8,089
	9,231,268	**4,532,356**	**13,763,624**	**27,233,092**
Total	**18,671,461**	**6,952,195**	**25,623,656**	**36,732,866**

Composition of Item 40 "Loans to customers"

(Amounts in thousands of €)	EURO	FOREIGN CURRENCY	TOTAL	TOTAL
	AMOUNTS AS AT 31.12.2001			31.12.2000
Bills and notes discounted	**583**	**145,910**	**146,493**	**103,441**
REPO transactions	-	-	-	-
Securities lending	-	-	-	-
Current accounts:				
Ordinary current accounts	12,365	104,017	116,382	104,568
Time accounts	83,750	96,779	180,529	122,777
Current accounts with specialised companies	-	-	-	-
	96,115	**200,796**	**296,911**	**227,345**
Mortgage loans	-	-	-	-
Loans:				
Export finance	-	-	-	-
Import finance	-	-	-	-
Other loans	-	-	-	-
	-	-	-	-
Other loans:				
Personal loans	-	-	-	-
Advances to staff	-	-	-	191
Non-overdraft lending	2,467,820	2,075,383	4,543,203	5,883,050
Non-overdraft advances	35,006	258,253	293,259	720,098
Other loans	-	188	188	12,293
	2,502,826	**2,333,824**	**4,836,650**	**6,615,632**
Non-performing loans	**4,773**	**32,526**	**37,299**	**16,475**
Other forms of loans:				
Loans secured by salary	-	-	-	-
Factoring	-	12,634	12,634	16,084
Other forms of loans	22,881	-	22,881	-
	22,881	**12,634**	**35,515**	**16,084**
Total	**2,627,178**	**2,725,690**	**5,352,868**	**6,978,977**

Loans and Advances

Loans to Banks

(Amounts in thousands of €) CATEGORIES/ AMOUNTS	AMOUNTS AS AT 31.12.2001 GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	31.12.2000 GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE
A. Doubtful loans	**51,515**	**19,887**	**31,628**	**43,752**	**18,271**	**25,481**
A.1 Non-performing loans	-	-	-	-	-	-
A.2 Watchlist items	-	-	-	-	-	-
A.3 Loans subject to restructuring	-	-	-	-	-	-
A.4 Restructured loans	-	-	-	-	-	-
A.5 Unsecured loans to countries at risk *	51,515	19,887	31,628	43,752	18,271	25,481
B. Performing loans	**25,592,028**	**-**	**25,592,028**	**36,707,385**	**-**	**36,707,385**
Total (A+B)	**25,643,543**	**19,887**	**25,623,656**	**36,751,137**	**18,271**	**36,732,866**

* Including € 46,940 thousand in loans subject to write-down as at 31.12.2001.

Changes in Doubtful Loans

Loans to Banks

(Amounts in thousands of €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST ITEMS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	-	-	-	-	**43,752**
A.1 Of which: for overdue interest	-	-	-	-	-
B. Increases	-	-	-	-	**7,763**
B.1 Transfers from performing loans	-	-	-	-	-
B.2 Overdue interest	-	-	-	-	-
B.3 Transfers from other categories of doubtful loans	-	-	-	-	-
B.4 Other increases	-	-	-	-	7,763
C. Decreases	-	-	-	-	-
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Write-offs	-	-	-	-	-
C.3 Collections	-	-	-	-	-
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other categories of doubtful loans	-	-	-	-	-
C.6 Other decreases	-	-	-	-	-
D. Ending gross exposure	-	-	-	-	**51,515 ***
D.1 Of which: for overdue interest	-	-	-	-	-

* Including loans subject to write-down of € 43,752 thousand as at 1.1.2001 and € 46,940 thousand as at 31.12.2001.

Changes in Total Write-downs

Loans to Banks

(Amounts in thousands of €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST ITEMS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total write-downs	**-**	**-**	**-**	**-**	**18,271**	**-**
A.1 Of which: for overdue interest	-	-	-	-	-	-
B. Increases	**-**	**-**	**-**	**-**	**3,454**	**-**
B.1 Write-downs	-	-	-	-	3,042	-
B.1.1 Of which: for overdue interest	-	-	-	-	-	-
B.2 Use of loan loss reserves		-	-	-	-	-
B.3 Transfers from other loan categories	-	-	-	-	-	-
B.4 Other increases	-	-	-	-	412	-
C. Decreases	**-**	**-**	**-**	**-**	**1,838**	**-**
C.1. Write-backs from assessments					1,838	
C.1.1 Of which: for overdue interest		-	-	-	-	-
C.2 Write-backs from collections	-	-	-	-	-	-
C.3 Write-offs	-	-	-	-	-	-
C.4 Transfers to other loan categories	-	-	-	-	-	-
C.5 Other decreases	-	-	-	-	-	-
D. Ending total write-downs	**-**	**-**	**-**	**-**	**19,887**	**-**
D.1 Of which: overdue interest	-	-	-	-	-	-

Loans to Customers

(Amounts in thousands of €)	AMOUNTS AS AT					
	31.12.2001			31.12.2000		
CATEGORIES/ AMOUNTS	GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE
A. Doubtful loans	**250,695**	**120,766**	**129,929**	**158,112**	**72,286**	**85,826**
A.1 Non-performing loans [1]	109,143	71,844	37,299	42,322	25,847	16,475
A.2. Watchlist items [2]	39,374	10,377	28,997	36,616	16,648	19,968
A. 3 Loans subject to restructuring	-	-	-	-	-	-
A. 4 Restructured loans	38,127	17,352	20,775	6,437	51	6,386
A.5 Unsecured loans to countries at risk *	64,051	21,193	42,858	72,737	29,740	42,997
B. Performing loans	**5,243,027**	**20,088**	**5,222,939**	**6,913,810**	**20,658**	**6,893,152**
Total (A+B)	**5,493,722**	**140,854**	**5,352,868**	**7,071,922**	**92,944**	**6,978,978**

* Subject to write-down at the same overall value as at 31.12.2001.

of which, to countries at risk:						
non-performing loans [1]	13,331	7,856	5,475	20,489	9,094	11,395
watchlist items [2]	18,209	7,629	10,580	13,657	6,421	7,236

Changes in Doubtful Loans

Loans to Customers

(Amounts in thousands of €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST ITEMS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**42,322**	**36,616**	**-**	**6,437**	**72,737**
A.1 Of which: for overdue interest	-	-	-	-	-
B. Increases	**103,540**	**70,144**	**-**	**34,908**	**4,139**
B.1 Transfers from performing loans	56,195	68,263	-	34,908	-
B.2 Overdue interest	-	-	-	-	-
B.3 Transfers from other categories of doubtful loans	45,455	-	-	-	-
B.4 Other increases	1,890	1,881	-	-	4,139
C. Decreases	**36,719**	**67,386**	**-**	**3,218**	**12,825**
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Write-offs	16,603	3,365	-	-	176
C.3 Collections	20,116	13,683	-	3,218	12,649
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other categories of doubtful loans	-	45,455	-	-	-
C.6 Other decreases	-	4,883	-	-	-
D. Ending gross exposure	**109,143**	**39,374**	**-**	**38,127**	**64,051***
D.1 Of which: for overdue interest	-	-	-	-	-

* Subject to write-down in the same total amount.

Changes in Total Write-downs

Loans to Customers

(Amounts in thousands of €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST ITEMS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total write-downs	**25,847**	**16,649**	**-**	**51**	**29,740**	**20,658**
A.1 Of which: for overdue interest	-	-	-	-	-	-
B. Increases	**64,067**	**8,000**	**-**	**17,303**	**4,801**	**1,797**
B.1 Write-downs	53,345	6,715	-	17,303	2,980	1,730
B.1.1 Of which: for overdue interest	-	-	-	-	-	-
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other loan categories	9,439	-	-	-	-	-
B.4 Other increases	1,283	1,285	-	-	1,821	67
C. Decreases	**18,070**	**14,272**	**-**	**2**	**13,348**	**2,367**
C.1 Write-backs from assessments	-	-	-	-	13,172	-
C.1.1 Of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs from collections	1,467	1,468	-	-	-	-
C.2.1 Of which: for overdue interest		-	-	-	-	-
C.3 Write-offs	16,603	3,365	-	-	176	2,367
C.4 Transfers to other categories of loans	-	9,439	-	-	-	-
C.5 Other decreases	-	-	-	2	-	-
D. Ending total write-downs	**71,844**	**10,377**	**-**	**17,352**	**21,193**	**20,088**
D.1 Of which: for overdue interest	-	-	-	-	-	-

Section 2 SECURITIES

Reported investment and trading securities totalled € 13,163,894 thousand.

(Amounts in thousands of €) ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
20. Treasury notes and similar securities eligible for refinancing at central banks	**1,621,685**	**2,381,736**
50. Bonds and other debt securities	**11,210,307**	**10,462,271**
60. Shares, interests and other variable yield securities	**331,902**	**201,792**
Total	**13,163,894**	**13,045,799**
of which: investment securities	*9,909,495*	*9,588,047*

The criteria used for distinguishing investment securities from trading securities remained unchanged from the prior period.

Thus, based on the framework resolutions passed by the Board of Directors:

- **Investment securities** consist of medium or long-term securities, which, on the basis of their characteristics and purpose, are held as permanent investments. They can be broken down into four components: the first three are for securities administered by General Management, and the fourth consists of securities held by units operating abroad.

The procedures for using the assets in each of the four components are indicated below.

- *Investment portfolio – Investment Securities*
Investment securities in the classical sense, which are held as a permanent investment; a size limitation has been set for this component of € 4,586 million.

- *Portfolio to optimise the group's capital structure*
This portfolio is used to hold the purchases of those bonds issued by other group entities for the sole purpose of insuring compliance with the capital requirements imposed by the Supervisory Authorities. Due to the special nature of this grouping, no size limitations were set in absolute or relative terms.

- *Portfolio resulting from restructured credit facilities*
This portfolio is the result of restructured credit facilities, and is used to accumulate the bonds resulting from the restructuring of credit facilities. The restructuring may be implemented by converting the bank's exposure (to resident and foreign customers) to bonds. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

- *Portfolio of securities of the foreign branches*

This portfolio consists of securities held by units operating abroad for which a total limit has been set of € 1,704 million.

- The sole purpose of **trading securities** is to rapidly reconfigure assets and liabilities and invest the group's surplus liquidity. The limit is € 7,747 million.

2.1 Investment Securities

(Amounts in thousands of €) ITEMS/VALUE	AMOUNTS AS AT 31.12.2001 BOOK VALUE	31.12.2001 MARKET VALUE *	31.12.2000 BOOK VALUE	31.12.2000 MARKET VALUE *
1. Debt securities	**9,848,995**	**9,977,687**	**9,560,879**	**9,635,016**
1.1 Government securities	2,556,794	2,685,606	2,664,598	2,794,232
- listed	2,556,794	2,685,606	2,664,598	2,794,232
- unlisted	-	-	-	-
1.2 Other securities	7,292,201	7,292,081	6,896,281	6,840,784
- listed	404,134	405,318	482,128	425,657
- unlisted	6,888,067	6,886,763	6,414,153	6,415,127
2. Variable-yield securities	**60,500**	**60,500**	**27,168**	**24,073**
- listed	-	-	-	-
- unlisted	60,500	60,500	27,168	24,073
Total	**9,909,495**	**10,038,187**	**9,588,047**	**9,659,089**

* Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Principles" for the policy used to determine market value.

The comparison between book values and current market values indicated a potential capital gain of € 128,692 thousand at the end of 2001.

Moreover, it should be noted that to hedge a portion of investment securities, derivative contracts were created, which at the end of the period had a net capital loss of € 113,476 thousand. Taking these losses into account, the portfolio under review posted a net capital gain of € 15,216 thousand in terms of market value at the end of 2001.

The differences between redemption and book value for fixed and floating-rate investment debt securities, broken down by similar categories, are as follows:

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001		
	REDEMPTION VALUE *	BOOK VALUE	DIFFERENCE
Multi-year treasury bills	412,788	430,245	-17,457
Treasury certificates	1,375,475	1,377,377	-1,902
Other Italian government securities	750,000	749,172	828
Other bonds	7,430,093	7,292,201	137,892
Total	**9,968,356**	**9,848,995**	**119,361**

* Redemption value is used to indicate face value.

2.2 Annual changes in investment securities

(Amounts in thousands of €)	UNITS OPERATING IN ITALY	UNITS OPERATING ABROAD	TOTAL
A. Beginning balance	**9,192,058**	**395,989**	**9,588,047**
B. Increases	**661,660**	**1,022,390**	**1,684,050**
B.1 Purchases	588,543	995,852	1,584,395
B.2 Write-backs	7,027	7,834	14,861
B.3 Transfers from trading securities	-	-	-
B.4 Other changes	66,090	18,704	84,794
C. Decreases	**413,904**	**948,698**	**1,362,602**
C.1 Sales	-	179,794	179,794
C.2 Redemptions	152,817	768,788	921,605
C.3 Write-downs	98,908	-	98,908
of which: permanent write-downs	-	-	-
C.4 Transfers to trading securities	-	-	-
C.5 Other changes	162,179	116	162,295
D. Ending balance	**9,439,814**	**469,681**	**9,909,495**

Investments securities of **units operating in Italy** changed as follows:

B. Increases

B.1 Purchases:

Attributable to:

(Amounts in thousands of €)

Bonds:	
- Diocleziano **	366,368
- Augusto **	137,521
- Brazil*	26,479
- Mexico*	11,273
- Venezuela*	3,104
- Argentina*	1,463
- Peru*	745
- Panama*	732
- Macedonia*	18
- Caritro	6
Shares of mutual funds:	
- Nestor	12,750
- Helios Private Equity	10,000
- Kiwi	8,256
- Athena	3,998
- Equinox Investment	2,325
- Suala Capital Found	2,255
- Aurora Private Equity	1,250
	588,543

* Purchase from UniCredit Finance Corp. LTD - Nassau.

** Resulting from securitisation transactions.

B.2 Write-backs

These are securities resulting from restructured foreign credit facilities that were written down in prior periods. To be specific, these are for securities issued by the following countries:

(Amounts in thousands of €)

Russia	3,560
Brazil	1,339
Ecuador	632
Bulgaria	445
Peru	351
Panama	300
Poland	196
Argentina	108
Croatia	96
	7,027

B.4 Other changes

Attributable to:

- Income from bonds redeemed and from the transfer at market prices of securities (Brady Bonds - Mexico), described in paragraph C.5 below, of € 43,043 thousand (calculated using the valuation, at the exchange rate on the sale date, of about € 53 million, and the exchange loss of € 10 million).
- The reporting of the portion of the discount applicable to the period (€ 3,401 thousand from the allocation of the discount) in accordance with paragraph 2.1 of "Accounting Principles".
- Gains on the amount of securities denominated in foreign currency of € 19,646 thousand.

C. Decreases

C.2 Redemptions

Attributable to the following securities:

(Amounts in thousands of €)

Bonds:	
- Government securities	90,758
- Fonspa	53,428
- Other bonds	8,631
	152,817

C.3 Write-downs

This items consists of securities resulting from restructured foreign credit facilities and reserves created to adjust book values as indicated below:

(Amounts in thousands of €)

- for unsecured securities resulting from foreign credit facilities	3,812
- for secured securities resulting from foreign credit facilities (Brady Bonds)	52,157
- for securities resulting from loan securitisation transactions (Diocleziano, Augusto)	35,437
- for closed end mutual funds	7,502
	98,908

C.5 Other changes

Attributable to:

(Amounts in thousands of €)

the transfer of the following securities (Brady Bonds) at market prices to the subsidiary UniCredit Bank Ireland Plc to cover the increase in capital stock:	
- Venezuela	32,398
- Mexico	114,747
	147,145
the reporting of the applicable portion of the premium of € 5,933,000;	**5,933**
Charges resulting from the above transfer related to Venezuelan securities;	**7,827**
Exchange losses on the amount of securities denominated in foreign currency (PVS)	**1,274**
	162,179

The portfolio of investment securities held by **units operating abroad** increased by € 73,691 thousand from € 395,990 thousand at the end of 2000 to € 469,681 thousand at the end of 2001.

To be specific, write-backs involved securities with risk attributable to the following countries:

(Amounts in thousands of €)

- Russia	7,720
- Indonesia	114
	7,834

Detailed movements indicated under "Other changes" for these units were as follows:

B.4 Other changes

- Applicable portion of the trading gain of € 387 thousand (from the allocation of the issuance and other discounts).
- Exchange gain on the amount of securities denominated in foreign currency and other changes of € 18,173 thousand.
- Profits generated from the sales/redemptions of securities of € 144 thousand.

C.5 Other changes

- The reporting of the applicable portion of the premium of € 109 thousand.
- Losses generated from the sales/redemptions of securities of € 7 thousand.

For the investment securities of **units operating abroad**, trades were carried out within the limits of the ceiling set by the Executive Committee.

2.3 Trading securities

(Amounts in thousands of €) ITEMS/VALUE	AMOUNTS AS AT 31.12.2001 BOOK VALUE	31.12.2001 MARKET VALUE *	31.12.2000 BOOK VALUE	31.12.2000 MARKET VALUE *
1. Debt securities	**2,982,998**	**2,983,290**	**3,283,128**	**3,283,134**
1.1 Government securities	1,560,769	1,560,769	2,667,132	2,667,132
- listed	1,560,769	1,560,769	2,667,132	2,667,132
- unlisted	-	-	-	-
1.2 Other securities	1,422,229	1,422,521	615,996	616,002
- listed	1,130,018	1,130,018	582,032	582,032
- unlisted	292,211	292,503	33,964	33,970
2. Variable-yield securities	**271,401**	**272,969**	**174,624**	**174,624**
- listed	209,789	209,789	174,623	174,623
- unlisted	61,612	63,180	1	1
Total	**3,254,399**	**3,256,259**	**3,457,752**	**3,457,758**

* Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Principles" for the policy used to determine market value.

2.4 Annual changes in trading securities

A. Beginning balance		**3,457,753**
B. Increases		**4,388,014**
B.1 Purchases		4,316,419
- Debt securities:	3,942,326	
government securities	1,857,524	
other securities	2,084,802	
- Variable-yield securities	374,093	
B.2 Write-backs and revaluations		29,902
B.3 Transfers from investment securities		-
B.4 Other changes		41,693
C. Decreases		**4,591,368**
C.1 Sales and redemptions		4,344,871
- Debt securities:	4,275,397	
government securities	2,982,362	
other securities	1,293,035	
- Variable-yield securities	69,474	
C.2 Write-downs		40,306
C.3 Transfers to investment securities		-
C.4 Other changes		206,191
D. Ending balance		**3,254,399**

With regard to the above changes, the following should be noted:

B.2 Write-backs and revaluations:

- Profits from the revaluation of securities reported under Item 60 of the profit and loss account, € 29,902 thousand.

B.4 Other changes:

- Profits from the trading and exchange differences of securities reported under Item 60 of the profit and loss account, € 14,142 thousand.
- Applicable portion of the net issuance premium, including that related to BOT, CTZ and other zero coupon bonds, € 27,551 thousand.

C.2 Write-downs:

- Losses from the write-down of securities reported under Item 60 of the profit and loss account, € 40,306 thousand.

C.4 Other changes

- From the transfer of 6,104,400 shares (at a unit price of € 24.13) of Commerzbank AG to "Equity Investments," € 147,299 thousand.
- Losses from trading and exchange differences of securities reported under Item 60 of the profit and loss account, € 58,892 thousand.

Section 3 EQUITY INVESTMENTS

Equity investments (the accounting principles for which are reported in the appropriate section of Part A) totalled €11,606,335 thousand.

In this regard, it should be noted that the book value for the equity investments held as at 31.12.1992, was used as "purchase cost."

(Amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
70. Equity Investments	**1,756,716**	**862,407**
80. Equity investments in Group companies	**9,849,619**	**9,815,298**
Total	**11,606,335**	**10,677,705**

3.1 Major equity investments

(Amounts in thousands of €)

NAME AND OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2001	GAIN/LOSS AS AT 31.12.2001 A	% SHARE		BOOK VALUE		PRO RATA SHAREHOLDERS' EQUITY
A. SUBSIDIARIES							
a) Equity investments in banks							
1. listed							
Bank Pekao S.A. Warsaw	1,940,443	360,773	53.17		1,397,945	(1)	1,031,734
Rolo Banca 1473 S.p.A. Bologna	3,186,342	616,432	18.83	(B)	755,988	(1)	599,988
2. unlisted							
Banca CRT S.p.A. Turin	1,591,793	343,092	100.00		1,170,335		1,591,793
Banca Mediocredito S.p.A. Turin	340,058	14,247	10.63	(C)	35,686		36,148
Banque Monegasque de Gestion S.A. Monaco	13,073	987	100.00		9,195		13,073
Bulbank A.D. Sofia	252,057	36,291	85.20		315,550	(1)	214,752
Cariverona Banca S.p.A. Verona	2,022,028	391,722	99.77		1,144,089		2,017,378
Cassa di Risparmio di Trento e Rovereto S.p.A. Trento	339,824	35,258	99.96		355,246	(1)	339,688
Cassa di Risparmio di Trieste Banca S.p.A. Trieste	219,106	17,047	79.67		236,495	(1)	174,562
Cassamarca S.p.A. Treviso	278,559	57,275	100.00		184,493		278,559
Credito Italiano S.p.A. Genoa	2,449,610	600,013	100.00		1,588,270		2,449,610
Pol'nobanka A.S. Bratislava	40,944	3,064	72.39	(D)	63,460	(2)	29,640

Major equity investments (continued)

(Amounts in thousands of €) NAME AND OFFICE		SHAREHOLDERS' EQUITY AS AT 31.12.2001	GAIN/LOSS AS AT 31.12.2001 A		% SHARE		BOOK VALUE		PRO RATA SHAREHOLDERS' EQUITY
Splitska Banka d.d. Split		90,607	17,490		62.59		60,332	(1)	56,711
UniCredit Banca Mobiliare S.p.A. Milan		593,663	205,531		100.00		232,405		593,663
UniCredito Italiano Bank (Ireland) PLC Dublin		587,044	26,119		100.00		560,348		587,044
UniCredit (Suisse) Bank S.A. Lugano		17,441	2,154		100.00		12,138		17,441
UniCredit Finance Corporation Limited (in members' voluntary liquidation) Nassau		313	-10,090	(E)	100.00		-		313
b) Equity investments in financial institutions									
1. listed									
Locat S.p.A. Bologna		283,946	37,423		54.45	(F)	65,338		154,609
2. unlisted									
Auges S.p.A SIM (in liquidation) Verona		259	-7		7.77	(G)	20		20
Clarima S.p.A. (formerly UniCredit Imprese S.p.A.) Milan		8,013	-18,651		100.00		8,013		8,013
Cordusio Società Fiduciaria per Azioni Milan		2,753	1,253		100.00		4,827	(1)(3)	2,753
Credit Carimonte S.p.A. Modena	(H)	1,359,037	171,759		51.00		872,158	(4)	693,109
CreditRas Previdenza Società per Azioni di Intermediazione Mobiliare Milan	(I)	2,941	-84		50.00		1,470		1,470
Fida Finanziaria d'affari Sim S.p.A. Turin	(L)	1,622	375		100.00		1,622		1,622
GestiCredit S.G.R. p.A. Milan		39,020	9,897		100.00		16,253		39,020
Pioneer Funds Management Limited (in members' voluntary liquidation) Dublin		1,637	35		100.00		1,600		1,637
Pioneer Global Asset Management S.p.A. Milan		898,179	14,055		66.60	(M)	588,826		598,187
Pioneer Investment Management S.A. Luxembourg		46,609	46,442		100.00		150		46,609
Tyrerescom Ltd Dublin		26,561	1,294		100.00		25,267		26,561
UniCredit Capital Italia Advisory Company S.A. Luxembourg		2,486	2,379		100.00		109		2,486
UniCredit Delaware Inc. Dover		125	10		100.00		29		125
UniCredit Factoring S.p.A. Milan		32,620	3,526		66.67	(N)	19,396		21,748
UniCredito Italiano Capital Trust I Newark (Delaware)		1	-		100.00		1		1
UniCredito Italiano Capital Trust II Newark (Delaware)		1	-		100.00		1		1

Major equity investments (continued)

(Amounts in thousands of €) **NAME AND OFFICE**		**SHAREHOLDERS' EQUITY AS AT 31.12.2001**	**GAIN/LOSS AS AT 31.12.2001** [A]		**% SHARE**		**BOOK VALUE**		**PRO RATA SHAREHOLDERS' EQUITY**
UniCredito Italiano Funding LLCI Dover (Delaware)		2	-		100.00		2		2
UniCredito Italiano Funding LLCII Dover (Delaware)		2	-		100.00		2		2
Uniriscossioni S.p.A. Turin		6,541	263		100.00		5,672		6,541
Xelion SiM S.p.A. Milan		92,098	-20,945		85.67	(O)	78,899		78,900
c) Equity investments in other companies									
1. listed									
2. unlisted									
Broker Credit S.p.A. Milan		1,710	304	(P)	100.00		4,552	(1)	1,710
I-Faber S.p.A. Milan		10,063	-7,273		71.00		7,145		7,145
UniCredit International Services (C.I.I.S.) S.r.l. Rome		54	-37		97.42		53		53
UniCredit Consulting S.r.l. Milan		139	66		100.00		97		139
UniCredit Produzioni Accentrate S.p.A. Milan		3,611	758		87.54	(Q)	2,653		3,161
UniCreditAssicura S.r.l. Milan		811	430		100.00		52		811
UniCredit Servizi Informativi S.p.A Milan		21,350	1,041		87.00	(R)	19,206	(1)	18,574
Società Trasporto Telematico S.p.A. Verona	(T)	4,416	639		5.00	(S)	181		221
Vivacity S.p.A. Rome	(U)	4,050	-		100.00		4,050		4,050
Total item 80							**9,849,619**		

Major equity investments (continued)

(Amounts in thousands of €) NAME AND OFFICE		SHAREHOLDERS' EQUITY AS AT 31.12.2001	GAIN/LOSS AS AT 31.12.2001 [A]	% SHARE	BOOK VALUE		PRO RATA SHAREHOLDERS' EQUITY
B. COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE							
a) Equity investments in banks							
b) Equity investments in financial institutions							
1. listed							
2. unlisted							
Fidia Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A Milan		16,115	2	25.00	3,874		4,029
La Compagnie Fiduciaire S.p.A. (in liquidation) Milan	(T)	57	-13	30.00	-		17
Prominvestment Società per la Promozione degli investimenti S.p.A. Rome	(T)	877	31	25.00	129		219
Milan Innovazione S.G.R.p.A Sesto S. Giovanni - (Milan)	(V)	300	-	33.30	100		100
c) Equity investments in other companies							
1.listed							
2. unlisted							
Baldini & Castoldi S.p.A. Milan	(T)	388	-63	30.00	1,550	(1)(3)	116
Commercial Union Vita S.p.A. Milan	(T)	187,479	23,046	45.00	75,156		84,365
CreditRas Assicurazioni S.p.A. Milan	(T)	7,846	1,306	50.00	3,825		3,923
CreditRas Vita S.p.A. Milan	(T)	170,802	2,983	50.00	85,218		85,401
Selezione Terza S.r.l. Rome		-1,069	-1,356	50.00	-	(5)	-535
Total (amount included in Item 70)					**169,852**		

(A) Amount already included in "Shareholders' equity" in the previous column.
(B) In addition to 42.34% held through Credit Carimonte S.p.A.
(C) In addition to 63.46% held by Banca CRT (63.26%) and Cariverona Banca (0.20%).
(D) *In addition to the 1.435% stake held through Finest S.p.A., which is the subject of a purchase commitment, and over which* UniCredito Italiano has voting rights. The amount owed (€ 4,078,134) for the purchase of the above stake by 29/07/2002 was reported under "due to customers" (this reporting was in accordance with Bank of Italy instructions).
(E) The subsidiary carried out the final liquidation allocation and requested the cancellation from the local Company Register.
(F) In addition to 33.79% held through Rolo Banca (23.27%), Banca CRT (8.80%) and Cariverona Banca (1.72%).
(G) Company held indirectly through Cariverona Banca S.p.A. (92.23%).
(H) Figures from accounts as at 30.6.2001.
(I) Belongs to the Bank Group pursuant to By-Law provisions and agreements among shareholders (dominant influence).
(L) Figures as at 30.11.2001. It should be noted that the subsidiary was purchased in December 2001 from Banca CRT at a price equal to the book shareholders' equity reported in the above balance sheet, which took into account the reduction of capital stock and distribution of reserves and dividends totalling about € 31 million to Banca CRT after the period ending 30.6.2001 (only 6 months following the change of the closing date for accounts from 31.12 to 30.6 each year).
(M) In addition to 33.4% held through Rolo Banca 1473.
(N) In addition to 33.33% held through Rolo Banca 1473.
(O) In addition to 14.33% held through Banca CRT.
(P) Total capital stock subscribed was € 1,040,000, of which € 678,480 was paid in.

(Q) In addition to 12.46% held through Rolo Banca 1473 (2.97%), Cariverona Banca (2.97%), Banca CRT (2.97%), Cassamarca (2.56%) and Banca dell'Umbria 1462 (0.99%).

(R) In addition to 13% held through Rolo Banca 1473 (3%), Cariverona Banca (3%), Banca CRT (3%), Cassamarca (3%) and CRTrieste (1%).

(S) In addition to 51.66% held through Banca CRT (23.33%), Cariverona Banca (20%), Cassamarca (5%) and CRTrieste (3.33%).

(T) Shareholders' equity and the net profit/loss for the period are from the 2000 accounts, and take into account any capital stock transactions that occurred in 2001.

(U) Newly established company, for which only capital stock of € 13,500,000 is reported, of which 3/10 has been paid in.

(V) Newly established company, for which the applicable portion capital stock of € 1,000,000 is reported, of which the first 3/10 have been paid in.

With regard to the above table, it should be noted that:

- the shareholders' equity and net profit/loss for each company held were taken from the 2001 accounts approved by the respective shareholders' meetings, or from the draft 2001 accounts approved by the respective Boards of Directors; if these data were not available, they were taken from the latest published accounts.
- the stake is held directly by the Parent Company, excluding the percentage applicable to other Group companies;
- the difference between book value and the lower value corresponding to the fraction of shareholders' equity is due to:

(1) the higher cost incurred at the time of the purchase or increase in the stake held and reported in relation to the positive performance of the company and the existence of reasons justifying the payment of the higher cost.

(2) the higher cost incurred at the time of the increase in the stake held and the loss in 2000, which was already known at the time the controlling interest was acquired, resulting from prudential provisions made for the loan portfolio. It is believed that shareholders' equity and book values will be realigned in consideration of the anticipated growth in the bank's operations and in the resulting profits.

(3) losses for the period of a non-permanent nature, for the first years of activity of the company, or generated as a result of extraordinary non-recurring events.

(4) the different value attributed to the contributions of two shareholders.

While it is true that for UniCredito (which transferred shares of Rolo Holding) the transfer value coincided with the estimate pursuant to Article 2343 of the Civil Code, for Carimonte Holding, which transferred shares of Carimonte Banca, the transfer value was much lower than this estimated value (the resulting higher proportional value from the UniCredito transfer was allocated to the share premium reserve). Thus, the actual present value of shareholders' equity at the time of the transfers was greater than their book value, and it is accurately represented, to the extent applicable, by the book value reported for the equity investment.

(5) the loss for the period. It should be noted that in order to fund the company's accumulated losses, the portion applicable to us (€ 539,550) was allocated to accounts.

Other Equity Investments

(Amounts in thousands of €) NAME AND OFFICE		% APPLICABLE TO CAPITAL	VALUE AT COST	TOTAL WRITE-DOWNS	BOOK VALUE		PRO RATA SHAREHOLDERS EQUITY'
a) Equity investments in banks							
1. listed							
Banque Commerciale du Maroc Casablanca		3.00	5,588	-	5,588		15,185
Commerzbank AG Frankfurt		1.13	147,299	-	147,299	(1)	138,449
Mediobanca Banca di Credito Finanziario S.p.A. Milan		7.83	410,686	-	410,686	(1) (2)	368,697
Zagrebacka Banka d.d. Zagreb	(A)	9.96	62,506	-	62,506	(1)	44,883
2. unlisted							
Banca d'Italia Rome		2.67	4	-	4		327,950
Libra Bank P.L.C. (in members' voluntary liquidation) London		7.07	-	-	-		-
Zagrebacka Banka BH d.d. Mostar		8.55	1,496	-	1,495		1,617
b) Equity investments in financial institutions							
1. listed							
2. unlisted							
Abe Clearing Company S.a.S. Paris		1.39	1	-	1		1
Augusto S.r.l. Milan	(B)	5.00	1	-	1		1
Aurora Private Equity management Co.S.A. Luxembourg	(C)	9.84	3	-	3		3
Borsa Italiana S.p.A. Milan		2.50	1,113	-	1,113	(1)	1,050
Cedel International S.A. Luxembourg		0.50	396	-	396		1,908
CLS Services Ltd London		1.45	5,594	-	5,594	(3)	3,119
Cofisa Compagnia Finanziaria e di Investimenti S.p.A. (in liquidation) Milan		2.36	215	215	-		-
Colombo S.r.l. Milan		5.00	281	280	1		1
Consortium S.r.l. Milan		18.35	137,418	-	137,418	(1)	128,973
Credifarma S.p.A. Rome		17.00	1,291	-	1,291	(1)	883
Diocleziano S.r.l. Milan		5.00	1	-	1		-
e - Mid S.p.A. Milan		3.68	221	-	221		230
Euroclear P.L.C. London		0.25	223	-	222		1,303

Other equity investments (continued)

(Amounts in thousands of €) NAME AND OFFICE		% APPLICABLE TO CAPITAL	VALUE AT COST	TOTAL WRITE-DOWNS	BOOK VALUE		PRO RATA SHAREHOLDERS EQUITY'
Euromts Limited London	(D)	1.04	697	-	697	(1)	66
F.I.L.S.E. - Finanziaria Ligure per lo Sviluppo Economico Genoa		1.20	215	-	215		248
Lazio Lis S.p.A. (in liquidation) Rome		0.29	10	10	-		2
Monte Titoli S.p.A Milan		6.25	7,278	-	7,278	(1)	2,337
Servizi Interbancari S.p.A. Rome		4.25	890	-	890		2,275
S.I.A. S.p.A. Milan		1.40	477	-	477		963
Società Italiana per le Imprese all'Estero - Simest S.p.A. Rome		1.77	2,572	-	2,572		3,599
Società per il Mercato dei Titoli di Stato S.p.A. Rome		2.68	501	-	501		524
c) Equity investments in other companies							
1. listed							
Holding di Partecipazioni Industriali S.p.A. Milan	(E)	0.92	19,616	-	19,616	(1)(4)	12,255
Immobiliare Lombarda S.p.A. Milan		11.16	25,238	15,179	10,059		24,096
S.M.I. - Società Metallurgica Italiana S.p.A. Rome	(F)	0.31	1,401	42	1,359		1,413
Thai Petrochemical Industry P.L.C. Bangkok		0.13	961	-	961	(4)	227
2. unlisted							
24 Ore Television S.p.A. Milan		0.99	67	-	67	(1)(3)	29
Banksiel - Società Informatica e Organizzazione S.p.A. Milan		7.00	3,090	-	3,090		3,181
Centrale dei Bilanci S.r.l. Società per gli Studi Finanziari Turin		3.33	155	-	155		311
Centrale Rischi Finanziari CRIF S.p.A. Bologna		5.05	130	-	130		234
CFN Class Financial Network S.p.A. Milan		1.24	39	-	39	(1)	27
Consorzio CA.RI.CE.SE S.r.l. Bologna		9.59	737	-	737	(1)	157
Consorzio Skillpass (in liquidation) Rome		12.50	-	-	-		-
Fincantieri Cantieri Navali Italiani S.p.A. Trieste		3.03	10,329	-	10,329		10,661
Idroenergia Scrl Aosta		0.20	1	-	1		1

Other equity investments (continued)

(Amounts in thousands of €) NAME AND OFFICE		% APPLICABLE TO CAPITAL	VALUE AT COST	TOTAL WRITE-DOWNS	BOOK VALUE		PRO RATA SHAREHOLDERS EQUITY'
Interporto Bologna S.p.A. Bologna		1.75	218	-	218		400
Interporto di Padova S.p.A. Padua		1.02	296	-	296		380
Istica - Istituto Immobiliare di Catania S.p.A. Catania		0.52	-	-	-		70
Istituto Europeo di Oncologia S.r.l. Milan		7.46	8,406	2,054	6,352		6,400
Istituto per l'Enciclopedia della Banca e della Borsa S.p.A. Rome		5.34	80	42	38		41
ISTUD Istituto Studi Direzionali S.p.A. Milan		0.50	3	-	3		5
Kataweb S.p.A. Rome		5.00	157,895	24,789	133,106	(5)	1,477
Metis - Società di Fornitura di Lavoro Temporaneo per Azioni Milan		12.50	1,291	170	1,121	(3)	1,091
Multitel S.p.A. Anzola dell'Emilia (BO)		4.00	207	-	207	(6)	144
Nomisma - Società di Studi Economici S.p.A. Bologna		2.42	160	31	129	(7)	120
Nortel Inversora S.A. Buenos Aires	(G)	0.19	4,934	2,960	1,974	(8)	1,378
Olimpia S.p.A. Milan	(H)	10.00	520,088	-	520,088		520,000
Parteco S.r.l. (in liquidation) Milan		10.00	34	34	-		-
Raggio di Sole finanziaria S.p.A. (in liquidation) Milan	(I)	2.08	574	574	-		-
S.W.I.F.T. Society for worldwide Interbank Financial Telecomunication Co - operative Society La Hulpe		0.30	20	-	20		405
Schemaventotto S.p.A. Turin		6.67	88,486	-	88,486	(9)	79,448
Sistemi Telematici bancari SITEBA S.p.A. Milan		3.19	109	-	109		280
Skillpass S.p.A. Rome		12.50	1,291	-	1,291		1,291
Società per i Servizi Bancari SSB S.p.A. Milan		7.03	390	-	390		2,780
Società di Cooperazione Agricola S.p.A. (in liquidation) Sanremo (IM)		3.75	60	37	23		24
Total			**1,633,283**	**46,417**	**1,586,864**		**1,712,593**

(A) The stake held is represented by 2,872,000 GDR issued by Deutsche Bank – Bankers Trust in US dollars convertible to common stock of Zagrebacka Banka in the ratio of 1 share for every 10 GDR (9.99% applicable to capital stock with voting rights).
(B) Newly established company, for which only the proportional share of capital stock is shown.
(C) 9.68% for ordinary capital stock.
(D) In November 2001 UniCredit purchased 5,500 shares (equal to 0.204%) at a total price of € 605,000, which was reported under "Equity investments." Since the purchase of full ownership of the company by MTS S.p.A. was pending (with an increase in capital reserved for Euromts shareholders), in order to avoid disrupting the transaction, ownership of the shares remained with the seller, while voting and patrimonial rights to these shares were attributed to UniCredito Italiano.
(E) 0.96% for ordinary capital stock.
(F) 0.34% for ordinary capital stock.
(G) The stake held is in the form of preferred shares without voting rights.
(H) Newly established company, for which the proportional share of capital stock and share premium reserve was shown. In addition, it should be noted that the agreements executed with the Pirelli group provide, among other things, provisions to protect the investment made by UniCredito Italiano.
(I) 2.91% for ordinary capital stock.

With regard to the table on "Other Equity Investments," it should be noted that:

- the shareholders' equity of each company held was that reflected in the latest approved accounts or available report, net of the applicable share of dividends, taking into account capital transactions carried out in 2001. In certain cases, for holding companies, consolidated shareholders' equity is provided.
- if the value of the equity interest is totally written down or insignificant, the related proportional share of net equity is not indicated.
- the difference between book value and the lower value corresponding to the fraction of shareholders' equity is due to:

(1) the higher cost incurred at the time of the purchase or increase in the stake held and maintained in accounts in relation to the positive performance of the company and the existence of reasons justifying the payment of the higher cost.
(2) the surplus resulting at the time of the transfer (pursuant to Law 218/90) to a sub-holding company, which was subsequently absorbed.
(3) losses for the period of a non-permanent nature for the first years of activity of the company.
(4) higher market value.
(5) the higher cost incurred at the time of the purchase of the stake held, and losses for the period for the first years of activity of the company. Based on the prospects for growth in operations, it is believed that the company held will achieve better results in future periods. It should be noted that the agreements executed with the L'Espresso S.p.A. Publishing Group provide provisions to protect the investment made by UniCredito in the event the valuation of Kataweb, at the time of its listing, is lower than the valuation determined at the time of purchase, and if the company is not listed by the deadline set.
(6) the higher cost incurred at the time of purchase and maintained in accounts since there are still reasons to substantiate the payment of this cost, and due to developments in operations connected with the integration with other companies in the sector.
(7) the loss in 2000. Based on the relaunching of the company, in connection with the determination of a new corporate mission and shareholder structure with the addition of UniCredito Italiano Group as one of Nomisma's main shareholders, it is believed that company held will be able to achieve better results in future periods.
(8) the repayment schedule at the subscription value stipulated for preferred shares. Moreover, since the Argentine authorities declared that the commitment to convert at the Argentine peso/USD parity had lapsed after the end of the period, the equity investment was written down by 60%, and the proportional share of shareholders' equity was stated at the exchange rate on 26/2/2002 (Euro/ARP 1.7971) instead of the end of period exchange rate as is customary.
(9) consolidated losses for the period applicable to the Group, due largely to the annual provision for amortisation of the goodwill paid by the Company for the purchase of 30% of the capital of Autostrade S.p.A..

3.2 Credit and debit positions with Group companies

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Assets		
1. Loans to Banks	20,878,393	31,947,067
of which: subordinated loans	-	-
2. Loans to financial institutions	2,164,560	215,522
of which: subordinated loans	-	-
3. Loans to other customers	-	2,739,489
of which: subordinated loans	-	-
4. Bonds and other debt securities	6,016,627	6,017,495
of which: subordinated portion	*1,776,625*	*1,777,492*
Total assets	**29,059,580**	**40,919,573**
b) Liabilities		
1. Due to banks	10,246,360	19,214,867
2. Due to financial institutions	450,909	-
3. Due to other customers	-	148,028
4. Securities in issue	3,325,892	3,020,681
5. Subordinated debt	3,317,501	3,313,614
Total liabilities	**17,340,662**	**25,697,190**
c) Guarantees and commitments		
1. Guarantees given	527,524	275,733
2. Commitments	538,913	6,210,843
Total guarantees and commitments	**1,066,437**	**6,486,576**

The inter-company dealings generated interest income totalling € 1,402,330 thousand and interest expense totalling € 985,574 thousand.

Balances for dealings with individual group companies as at 31 December 2001 are provided in the appropriate annex.

3.3 Credit and debit positions with associated companies (other than Group companies)

(Amounts in thousands of €)	AMOUNTS AS AT	
	31.12.2001	31.12.2000
a) Assets		
1. Loans to banks *	837,247	185,577
of which: subordinated loans	-	-
2. Loans to financial institutions	5,603	2,582
of which: subordinated loans	*5,603*	-
3. Loans to other customers	-	23,104
of which: subordinated loans	-	-
4. Bonds and other debt securities	-	-
of which: subordinated portion	-	-
Total assets	**842,850**	**211,263**
b) Liabilities		
1. Due to banks *	212,971	80,834
2. Due to financial institutions	3,209	7,643
3. Due to other customers	73,800	20
4. Securities in issue	-	-
5. Subordinated debt	-	-
Total liabilities	**289,980**	**88,496**
c) Guarantees and commitments		
1. Guarantees given	24,557	7,233
2. Commitments	12,602	-
Total guarantees and commitments *	**37,159**	**7,233**

* Includes transactions with the Bank of Italy.

3.4 Composition of Item 70 "Equity Investments"

(Amounts in thousands of €)	AMOUNTS AS AT	
	31.12.2001	31.12.2000
a) Equity investments in banks	**627,580**	**476,001**
1. listed	626,080	474,918
2. unlisted	1,500	1,083
b) Equity investments in financial institutions	**162,992**	**12,276**
1. listed	-	-
2. unlisted	162,992	12,276
c) Equity investments in other companies	**966,144**	**374,130**
1. listed	31,994	39,400
2. unlisted	934,150	334,730
Total for item 70	**1,756,716**	**862,407**

3.5 Composition of Item 80 "Equity Investments in Group Companies"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Equity investments in banks	**8,121,973**	**7,894,061**
1. listed	2,153,933	2,025,207
2. unlisted	5,968,040	5,868,854
b) Equity investments in financial institutions	**1,689,658**	**1,896,443**
1. listed	65,338	65,337
2. unlisted	1,624,320	1,831,106
c) Equity investments in other companies	**37,988**	**24,794**
1. listed	-	-
2. unlisted	37,988	24,794
Total for item 80	**9,849,619**	**9,815,298**

3.6 Changes in Equity Investments

3.6.1 Equity Investments in Group Companies

(Amounts in thousands of €)

A. Beginning balance	**9,815,298**
B. Increases	**1,114,703**
B.1 Purchases	244,415
B.2 Write-backs	119
B.3 Revaluations	-
B.4 Other changes	870,169
C. Decreases	**1,080,382**
C.1 Sales	145,445
C.2 Write-downs	50,749
of which: permanent write-downs	*50,749*
C.3 Other changes	884,188
D. Ending balance	**9,849,619**
E. Total revaluations	**-**
F. Total write-downs	**62,530**

(Amounts in thousands of €)

B. Increases		
B.1 Purchases:		
Pioneer Global Asset Management S.p.A - Milan		53,280
Xelion SIM S.p.A.- Milan		38,659
Credito Italiano S.p.A. - Genoa		38,270
Banca Mediocredito S.p.A. - Turin		35,686
Clarima S.p.A. (ex UniCredit Imprese) - Milan		23,322
Pol'nobanka A.S.- Bratislava		20,201
Cassa di Risparmio di Trento e Rovereto S.p.A.- Rovereto		17,886
I-Faber S.p.A. – Milan		5,200
Vivacity S.p.A. – Rome		4,050
Pioneer Investment Management S.A. - Luxembourg		2,860
Fida Finanziaria d'affari Sim S.p.A. – Turin		1,622
UniCredit Servizi Informativi S.C.P.A.- Milan		1,401
Cariverona Banca S.p.A. – Verona		947
Cassa di Risparmio di Trieste Banca S.p.A. - Trieste		575
UniCredit Produzioni Accentrate S.p.A. – Milan		380
UniCredit International Services (C.I.I.S.) - Rome		74
UniCredito Italiano Funding LLCI - Dover (Delaware)		1
UniCredito Italiano Funding LLC II - Dover (Delaware)		1
		244,415
B.2 Write-backs:		
UniCredit Factoring S.p.A. - Milan		119
		119
B.4 Other changes:		
Gains from sales:		
Mediocredito dell'Umbria S.p.A. - Perugia	5	
UniCredit Finance Co. Ltd	304	
Fiditalia S.p.A. - Milan	14,582	
Banca di Bergamo S.p.A. - Bergamo	1,663	16,554
Exchange differences:		
UniCredit Finance Corporation Ltd - Nassau	1,131	
UniCredit Delaware Inc. - Dover	2	
Pioneer Investment Management Usa Inc. - Boston	14,407	
Pol'nobanka A.S. - Bratislava	1,340	
Bank Pekao - Grupa Pekao S.A.- Warsaw	128,727	
UniCredit (Suisse) Bank S.A. - Lugano	321	
Tyrerescom Ltd.- Dublin	632	146,560
From increase in capital stock (through transfer):		
Pioneer Global Asset Management S.p.A. - Milan	532,731	
UniCredit Bank Ireland Plc. - Dublin	147,145	679,876
Subsidies:		
Pioneer Global Asset Management S.p.A. - Milan		2,746
Capital contribution:		
I – Faber S.p.A. - Milan		8,617
Merger of:		
UniCreditSim - Milan into Xelion Sim - Milan		15,635
Transfer from "Other group companies":		
Società Trasporto Telematico S.p.A. - Verona		181
		870,169

(Amounts in thousands of €)

C. Decreases		
C.1 Sales:		
Banca di Bergamo S.p.A. - Bergamo		65,175
Fiditalia S.p.A. - Milan		40,000
Bulbank A.D. - Sofia		28,648
Pol'nobanka A.S. - Bratislava		10,102
I - Faber S.p.A. - Milan		1,508
Mediocredito dell'Umbria S.p.A.- Perugia		12
		145,445
C.2 Write-downs:		
Xelion SIM S.p.A. - Milan		27,072
Clarima S.p.A. (formerly UniCredit Imprese) - Milan		18,395
I - Faber S.p.A. – Milan		5,164
CreditRas Previdenza Sim S.p.A. - Milan		81
UniCredit International Service UNICIIS S.r.l. - Milan		37
		50,749
C.3 Other changes		
Merger of UniCreditSim into Xelion SIM:		
UniCredit Sim S.p.A. - Milan		15,635
Transfer of entire stake held in:		
- Pioneer Institutional Inv. Manag. S.A. -Luxembourg	217	
- Pioneer Alternative Inv. Manag. LTD - Dublin	2,580	
- Pioneer Alternative Inv. Manag.S.G.R.p.A. - Milan	2,000	
- Pioneer Investment Management Ltd - Dublin	10,071	
- Pioneer Investment Management S.G.R.p.A. - Milan	12,946	
- Pioneer Investment Management Usa Inc.- Boston	778,388	806,202
to:		
Pioneer Global Asset Management S.p.A.		
Transfer to "Other equity investments":		
Banca di Bergamo S.p.A. - Bergamo		32,117
Losses from sale:		
Bulbank A.D. - Sofia	242	
Pol'nobanka A.D.- Bratislava	3,839	4,081
Reimbursement of capital stock:		
UniCredit Finance Corporation Limited (in members' voluntary liquidation) - Nassau		26,153
		884,188

3.6.2 Other Equity Investments

(Amounts in thousands of €)

A. Beginning balance	**862,407**
B. Increases	**1,029,945**
B.1 Purchases	780,951
B.2 Write-backs	-
B.3 Revaluations	-
B.4 Other changes	248,994
C. Decreases	**135,636**
C.1 Sales	66,694
C.2 Write-downs	43,370
of which: permanent write-downs	*43,370*
C.3 Other changes	25,572
D. Ending balance	**1,756,716**
E. Total revaluations	**-**
F. Total write-downs	**46,784**

(Amounts in thousands of €)

B. Increases	
B.1 Purchases	
Olimpia S.p.A. - Milan	520,088
Consortium S.r.l. - Milan	137,418
Creditras Vita S.p.A. - Milan	60,684
Commercial Union Vita S.p.A.- Milan	40,438
Monte Titoli S.p.A.- Milan	6,992
CLS Services Limited - London	5,594
Nortel Inversora S.A.- Buenos Aires	5,149
Skillpass S.p.A. – Rome	1,291
Thai Petrochemical Industry P.L.C. - Bangkok	961
Metis S.p.A. - Società di fornitura lavoro temporaneo - Milan	645
Euromts Limited – London	605
Zagrebacka Banka Bh D.D.- Mostar	473
Colombo S.r.l. – Milan	281
Nomisma - Società di Studi Economici S.p.A.- Bologna	117
Milano Innovazione - Sesto S. Giovanni (Milan)	100
24 Ore Television – Milan	67
Società Trasporto Telematico S.p.A.- Verona	26
Siteba – Rome	17
Aurora Private Equity Man. Co. S.r.l. - Luxembourg	3
Diocleziano S.r.l. – Milan	1
Augusto S.r.l – Milan	1
	780,951

(Amounts in thousands of €)

B.4 Other changes		
Gains from sales:		
Montedison S.p.A. - Milan	39,835	
GIM-Generale Industrie Metallurgiche - Florence	125	
Mediocredito Centrale S.p.A. - Rome	6	
Consorzio Skillpass - Rome	8	
Centro Int. per lo sviluppo dell'imp. - C.I.S.I. Pozzuoli (NA)	1	
Cfn Class Financial Network S.p.A. - Milan	345	40,320
Exchange differences:		
Euromts Limited - London	2	2
Other:		
Due to transfer from "Group companies":		
Banca di Bergamo S.p.A. - Bergamo	32,117	32,117
Acquisitions following Credito Fondiario spin-off:		
Immobiliare Lombarda S.p.A. - Milan	25,238	
Selezione Terza S.r.l. - Milan	155	25,393
Transfer from (variable yield) trading securities:		
Commerzbank AG (6,104,400 shares at a unit price of € 24.13)	147,299	147,299
Effect of conversion at historical exchange rate (Croatian kuna) of equity investment in Zagrebacka Banka	3,863	3,863
		248,994
C. Decreases		
C.1 Sales:		
Montedison S.p.A. - Milan		57,062
Banca di Bergamo S.p.A. - Bergamo		7,853
G.I.M.-Generale Industrie Metallurgiche S.p.A.- Florence (sale of entire stake held)		1,323
Cfn Class Financial Network S.p.A. - Milan		384
Mediocredito Centrale S.p.A.- Rome (sale of entire stake held)		62
Centro Integrato per lo sviluppo dell'imp. - C.I.S.I. - Pozzuoli (Na)		10
		66,694
C.2 Write-downs:		
Kataweb S.p.A. - Rome		24,790
Immobiliare Lombarda S.p.A.- Milan		15,179
Selezione Terza S.r.l. - Rome		155
Colombo S.r.l. - Milan		280
Nortel Inversora S.A.- Buenos Aires		2,961
Società di Cooperazione Agricola - Sanremo (Im)		5
		43,370
C.3 Other changes:		
Losses from sale:		
Banca di Bergamo S.p.A. - Bergamo		1,492
Reimbursement of capital stock:		
Banca di Bergamo S.p.A. - Bergamo		22,773
Reimbursement of shares:		
Nortel Inversora - Buenos Aires		215
Reimbursement of reserves and final liquidation allocation:		
Consorzio Skillpass S.p.A. - Rome		911
Transfer to "Group companies":		
Società Trasporto Telematico S.p.A.- Verona		181
		25,572

Section 4 TANGIBLE AND INTANGIBLE FIXED ASSETS

The intangible and tangible fixed assets in accounts totalled € 184,313 thousand net of accumulated depreciation and amortisation of € 317,078 thousand, of which € 26,127 thousand in depreciation and amortisation was charged this period.

(Amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
90. Intangible fixed assets	**15,386**	**17,276**
100. Tangible fixed assets	**168,927**	**177,914**
Total	**184,313**	**195,190**
of which: property used by the bank for its operations	*136,984*	*143,443*

4.1 Annual changes in "Tangible fixed assets"

(Amounts in thousands of €)

A. Beginning balance	**177,914**
B. Increases	**8,127**
B.1 Purchases	7,301
B.2 Write-backs	-
B.3 Revaluations	-
B.4 Other changes	826
C. Decreases	**17,114**
C.1 Sales	2,420
C.2 Write-downs:	14,675
a) Depreciation	14,675
b) Permanent write-downs	-
C.3 Other changes	19
D. Ending balance	**168,927**
E. Total revaluations	**97,007**
F. Total write-downs	**154,023**
a) Depreciation	154,023
b) Permanent write-downs	-

Annual changes based on the main categories of assets were broken down as follows:

(Amounts in thousands of €)	PROPERTY	MOVABLES	EQUIPMENT	TOTAL
A. Beginning balance	**167,175**	**3,522**	**7,217**	**177,914**
B. Increases	**780**	**1,890**	**5,457**	**8,127**
B.1 Purchases	280	1,633	5,388	7,301
B.2 Write-backs	-	-	-	-
B.3 Revaluations	-	-	-	-
B.4 Other changes	500	257	69	826
C. Decreases	**8,672**	**2,134**	**6,308**	**17,114**
C.1 Sales	826	561	1,033	2,420
C.2 Write-downs:	7,846	1,561	5,268	14,675
a) Depreciation	7,846	1,561	5,268	14,675
b) Permanent write-downs	-	-	-	-
C.3 Other changes	-	12	7	19
D. Ending balance	**159,283**	**3,278**	**6,366**	**168,927**
E. Total revaluations	**97,007**	**-**	**-**	**97,007**
F. Total write-downs	**103,185**	**12,437**	**38,401**	**154,023**
a) Depreciation	103,185	12,437	38,401	154,023
b) Permanent write-downs	-	-	-	-

With regard to property, it should be noted that:

- Certain properties were sold in 2001 at market prices; net capital gains from the sales totalled € 478 thousand, which were allocated to "Extraordinary income" in the profit and loss account.
- An annex provides a list of properties indicating revaluations applied in the past in accordance with the relevant laws.
- The book value net of accumulated depreciation is substantially below market value.

5.2 Composition of Item 140 "Accrued income and pre-paid expenses"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
Accrued income:		
for accrued interest on investment and trading securities	163,167	175,373
for accrued interest on loans to banks	87,242	172,882
for accrued interest on loans to customers	32,862	41,333
for differentials on derivative contracts	575,246	187,435
for other transactions	783	794
Total	**859,300**	**577,817**
Pre-paid expenses:		
for advance rent payments	403	390
for off-balance-sheet transactions	168,724	174,229
for other transactions	79,484	61,800
Total	**248,611**	**236,419**
Total accrued income and pre-paid expenses	**1,107,911**	**814,236**

Accruals and deferrals are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

5.3 Adjustments for accrued income and pre-paid expenses

It should be noted that no upward or downward adjustments were made to asset and liability items to which accrued income and pre-paid expenses are related.

5.4 Distribution of subordinated assets

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Loans to banks	-	-
b) Loans to customers	22,881	-
c) Bonds and other debt securities	1,927,587	1,833,420
Total	**1,950,468**	**1,833,420**

Section 6 DEPOSITS

Deposits totalled € 39,585,658 thousand.

(Amounts in thousands of €) ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
10. Due to banks	**25,686,203**	**42,061,163**
20. Due to customers	**4,804,545**	**3,439,242**
30. Securities in issue	**9,094,910**	**6,755,134**
40. Deposits received in administration	**-**	**-**
Total	**39,585,658**	**52,255,539**

6.1 Detail of Item 10 "Due to banks"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) REPO transactions		
ordinary transactions	4,867,467	10,071,194
for securities given on loan	72,350	-
b) Securities lending	**117,673**	**-**

6.2 Detail of Item 20 "Due to customers"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) REPO transactions		
ordinary transactions	43,621	255,644
for securities given on loan	-	-
b) Securities lending	**-**	**-**

4.2 Annual changes in "Intangible fixed assets"

(Amounts in thousands of €)

A. Beginning balance	**17,276**
B. Increases	**9,773**
B.1 Purchases	9,727
B.2 Write-backks	-
B.3 Revaluations	-
B.4 Other changes	46
C. Decreases	**11,663**
C.1 Sales	1
C.2 Write-downs:	11,452
a) Amortisation	11,452
b) Permanent write-downs	-
C.3 Other changes	210
D. Ending balance	**15,386**
E. Total revaluations	**-**
F. Total write-downs	**163,055**
a) Amortisation	163,055
b) Permanent write-downs	-

Intangible fixed assets were made up as follows:

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
Intangible assets (software)	4,894	7,613
Costs associated with "Capital increase"	1,122	4,906
Other capitalised costs to be amortised	9,370	4,757
Total	**15,386**	**17,276**

Section 5 OTHER ASSET ITEMS

Other asset items totalled € 4,919,396 thousand, and are broken down as follows:

(Amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
130. Other assets	**3,811,485**	**4,252,673**
140. Accrued income and pre-paid expenses	**1,107,911**	**814,236**
Total	**4,919,396**	**5,066,909**

5.1 Composition of Item 130 "Other assets"

(Amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
Cash and other valuables held by cashier:		
- Cheques drawn on third parties being settled	924	178
	924	**178**
Interest and amounts to be debited to:		
- Customers	1,042	19,984
	1,042	**19,984**
Caution monies:		
- In the name of, and on behalf of the Group	542	574
	542	**574**
Items in transit between branches not yet attributed to destination accounts	**139,714**	**98,203**
Items in processing	**66,555**	**1,182,815**
Tax entries:		
- Advance payments made to tax authorities	10,253	67,282
- Tax credits	818,425	566,518
- Deferred tax assets	68,972	41,466
- Other tax entries °	900,102	582,901
° of which: tax credits on dividends reported on an "accrual basis"	*638,292*	*457,157*
	1,797,752	**1,258,167**
Entries resulting from the valuation of off-balance-sheet transactions		
- Customers	142	59,622
- Banks	280,492	133,604
	280,634	**193,226**
Group companies, for dividends accrued during the period to be collected	**1,284,525**	**947,420**
Entries judged definitive but not attributable to other items	**172,730**	**356,058**
Adjustments for illiquid portfolio entries *	**21**	**70**
Other entries:		
- Costs awaiting final allocation	5,476	5,951
- Premiums paid for options	61,527	189,949
- Other entries	43	78
	67,046	**195,978**
Total	**3,811,485**	**4,252,673**

* The description of the balance related to the collection of loans for third parties is provided in Section 12.4.

Composition of Item 10 "Due to banks"

(Amounts in thousands of €)	31.12.2001 EURO	31.12.2001 FOREIGN CURRENCY	31.12.2001 TOTAL	31.12.2000 TOTAL
a) on demand				
Demand deposits	3,537,121	1,777,764	5,314,885	11,759,755
Current accounts for services rendered	263,104	1,690,640	1,953,744	6,036,849
	3,800,225	**3,468,404**	**7,268,629**	**17,796,604**
b) on term or with notice				
Time deposits	3,851,061	7,969,211	11,820,272	12,856,731
REPO transactions	4,925,641	14,176	4,939,817	10,071,194
of which: Bank of Italy	*1,943,437*	-	*1,943,437*	*7,400,006*
Securities lending	114,903	2,770	117,673	-
Loans received	1,319,367	-	1,319,367	1,300,000
Other forms of debt	-	220,445	220,445	36,634
	10,210,972	**8,206,602**	**18,417,574**	**24,264,559**
Total	**14,011,197**	**11,675,006**	**25,686,203**	**42,061,163**

Composition of Item 20 "Due to customers"

(Amounts in thousands of €)	31.12.2001 EURO	31.12.2001 FOREIGN CURRENCY	31.12.2001 TOTAL	31.12.2000 TOTAL
a) on demand				
Demand deposits	326,996	362,293	689,289	1,018,600
	326,996	**362,293**	**689,289**	**1,018,600**
b) on term or with notice				
Demand deposits	1,487,304	2,350,931	3,838,235	2,164,998
REPO transactions	43,621	-	43,621	255,644
Securities lending	-	-	-	-
Other transactions	233,400	-	233,400	-
	1,764,325	**2,350,931**	**4,115,256**	**2,420,642**
Total	**2,091,321**	**2,713,224**	**4,804,545**	**3,439,242**

Composition of Item 30 "Securities in issue"

(Amounts in thousands of €)	31.12.2001 EURO	31.12.2001 FOREIGN CURRENCY	31.12.2001 TOTAL	31.12.2000 TOTAL
Bonds	5,121,678	85,830	5,207,508	4,765,536
Certificates of deposit	268,141	3,618,946	3,887,087	1,989,162
Other securities	1	314	315	436
of which: cheques in circulation	*1*	*314*	*315*	*436*
Total	**5,389,820**	**3,705,090**	**9,094,910**	**6,755,134**

Section 7 RESERVES

Reserves not serving as contra assets totalled € 1,246,115 thousand.

(Amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
70. Reserve for employee severance pay	**39,349**	**75,291**
80. Reserves for risks and charges:		
a) reserve for pensions and similar obligations	19,216	21,017
b) taxation reserve	943,659	599,731
c) other reserves	227,364	243,571
	1,190,239	**864,319**
90. Loan loss reserves	**16,527**	**16,527**
Total	**1,246,115**	**956,137**

7.1 Composition of Sub-Item 90 "Loan loss reserves"

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
Loan loss reserves:		
- for potential risks	16,527	16,527
	16,527	**16,527**

These reserves represented provisions made in 2000 to take advantage of tax benefits that would otherwise not be available.

7.2 Changes during the period in "Loan loss reserves"

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
A. Beginning balance	**16,527**	**-**
B. Increases:	**-**	**16,527**
B.1 Provisions	-	16,527
B.2 Other changes	-	-
C. Decreases:	**-**	**-**
C.1 Uses	-	-
C.2 Other changes	-	-
D. Ending balance	**16,527**	**16,527**

7.3 Composition of Sub-Item 80 c) "Reserves for risks and charges: Other reserves"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Reserves for write-downs of guarantees given and commitments:		
- specific write-downs	1,284	11,312
- lump-sum write-downs for "country risk"	5,099	4,354
- other lump-sum write-downs	-	-
	6,383	**15,666**
Other reserves for risks and charges:		
- projected outlays for disputes and personnel-related charges	40,564	43,685
- projected charges for formerly held company	11,934	45,965
- future charges for equity investments	540	16,010
- other	167,943	122,245
	220,981	**227,905**
Total	**227,364**	**243,571**

Composition of Sub-Item 80 b) "Reserves for risks and charges: Taxation reserve"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Income tax for the period	250,000	79,534
Miscellaneous indirect taxes	23	24
Taxes of foreign branches	21,388	22,461
Deferred taxes	672,248	497,712
Other taxes	-	-
Total	**943,659**	**599,731**

In accordance with the CONSOB Regulations set forth in Notice No. DEM/1011405 of 15 February 2001, the required information is provided regarding the effects and reporting in accounts of the benefits stipulated under Articles 22 and 23 of Legislative Decree No. 153 of 17 May 1999.

a) Income taxes for the period and prior period(s) were determined in consideration of the referenced beneficial provisions.

b) In their press release of 3 April 2000, the Ministry of the Treasury and Ministry of Finance gave notice that the European Commission requested the Italian government to provide clarifications of legislative provisions under discussion to assess their status, or lack thereof, as "state subsidies" that are forbidden by Article 87 of the EC Treaty.

c) This press release specified that "the benefits in question are to be considered suspended, and thus, the adoption of the related regulation concerning the methods for applying the law in question is suspended".

d) The effects of the benefits resulting from the impact on current taxes, expressed in millions of euro, are as follows:

For 1998	€ 32.9	million
For 1999	€ 42.4	million
For 2000	€ 46.9	million
Total	**€ 122.2**	**million**

e) In its memo of 25 October 2000 published in the Official EC Gazette of 10 February 2001, the European Commission advised that the supplemental information provided by Italian authorities in their letter of 14 June 2000 "confirmed the possibility that the measures being disputed constitute state subsidies." Consequently, the Commission decided to initiate a formal investigation procedure. For this reason, in the accounts for 2000, it was deemed prudent to make a provision to the Reserve for risks and charges, under "other reserves," Item 80 c) of the balance sheet, in the entire amount indicated above with an allocation to "Provisions for risks and charges," Item 100 of the profit and loss account.

f) Upon the conclusion of the investigation referenced, the European Commission on 12 December 2001 notified the Italian government of its decision to consider the tax benefits in question to be incompatible with the provisions of the EC treaty regarding state subsidies, and therefore requested that Italy abolish these benefits and take all measures necessary to retrieve from the banks the subsidies granted.

g) Based on the existence of significant and specific supporting information, the Italian Banking Association intends to contest this decision in the name and on behalf of the banks, and UniCredito assigned it to appear in court in its name.

h) Following the introduction of Law Decree no. 63 dated 15 April 2002, published on the Italian Official Gazette no. 90 of 17 April 2002, which provided for the suspension of tax benefits in question starting from the 2001 tax year, the tax amount corresponding to the benefit, which has at any rate been quantified pending the definitive outcome of the dispute, will have to be paid, unlike previous years. Said sum, however, was not considered in the calculations of tax charges for the year 2001, but was allocated to the aforementioned provision for risks and charges (in the amount of € 45 million). Thus, the total sum allocated amounts to € 167.2 million.(*)

Below is a breakdown of the portion of the "Taxation reserve" related to unsettled taxes and the amount of prepayments already made:

	AMOUNTS AS AT 31.12.2001		
(Amounts in thousands of €)	PREPAYMENTS MADE	AMOUNTS TO BE SETTLED	TOTAL
Income tax for the period	-	250,000	250,000
Deferred taxes	-	672,248	672,248
Miscellaneous indirect taxes	-	23	23
Taxes of foreign branches	10,216	11,172	21,388
Total	**10,216**	**933,443**	**943,659**

Unsettled amounts are for the periods 1996 and later.

* Point h) was redrafted by the Directors at the Board meeting held on 22 April 2002 to reflect the mentioned new legislation.

Changes in 2001 in the following reserves are indicated below:

(Amounts in thousand of €)	EMPLOYEE SEVERANCE PAY RESERVE	RESERVES FOR RISKS AND CHARGES: RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS	TAXATION RESERVE	RESERVE FOR WRITE-DOWNS OF GUARANTEES GIVEN AND COMMITMENTS	OTHER RESERVES
Balance as at 1 January 2001:	**75.291**	**21.017**	**599.731**	**15.666**	**227.905**
Changes in 2001:					
Use of provisions for payments made	-10,221	-1,801	-85,991	-6,147	-39,434
Reallocations to the profit and loss account	-	-	-9,917	-6,940	-16,423
Transfers of divisions to UPA, USI and Pioneer Global Asset Management:	-35,152	-	-	-	-1,531
Provisions	9,069	-	438,742	3,580	50,464
Exchange differences and other changes	362	-	1,094	224	-
Balance as at 31 December 2001	**39,349**	**19,216**	**943,659**	**6,383**	**220,981**

With regard to "Reserves for risks and charges," please note the following:

- *Reserve for pensions and similar obligations:*
  The balance of € 19,216 thousand (net of uses for the year) is appropriate, and accordingly, no further provisions were made. Since they are not managed separately, no breakdown of these reserves can be provided as to which assets they fund;
- *Taxation reserve:*
  Provisions took into account deferred taxes of € 174,538 thousand and reflected the tax benefit (of about € 45 million) from the allocation of profits to the special reserve pursuant to Legislative Decree 153/99;
- *Reserves for write-downs of guarantees given and commitments:*
  Of the amounts reallocated to the profit and loss account, € 5,165 thousand was for surpluses over provisions to cover guarantees granted to the subsidiary Fiditalia, which was sold during the period, and € 1,775 thousand was for write-backs;
- *Other reserves:*
  Of the amount used for payments, € 5,405 thousand was for separation and other staff bonuses, and € 34,029 thousand was related to charges for the former subsidiary, Credito Fondiario;

  Provisions were for the following: € 4,227 thousand for miscellaneous payroll costs (separation bonuses, unused vacation days and disputes), € 1,240 thousand to cover potential charges for subsidiaries and the processing of bond coupons at foreign branches, and € 44,997 thousand, corresponding to the tax benefits under Legislative Decree 153/99; this amount was allocated in the event of the negative outcome of the action to contest the decision of the European Commission regarding alleged state subsidies.

Deferred Taxation

In application of the principle requiring the reporting of deferred taxes, the following criteria were adopted:

- The use of the balance sheet liability method.

- The reporting of deferred tax assets on the basis of the following assumptions:
  - The existence of taxable income in future periods over a time horizon of up to three years, conservatively taking into account industrial plans that cover that period.
  - The recognition of only those deferred tax assets related to expenses already allocated to the profit and loss account, and the period in which they will be deductible from taxable income is already known with certainty.

- The recognition of deferred taxes that are likely to be incurred.

There was no reporting of IRAP (regional tax on productive activities) effects, since the taxable income for this and future periods subject to this tax was negative.

Accordingly, deferred taxes were as follows:

DEFERRED TAX ASSETS

(Amounts in thousands of €)

ITEMS	IRPEG[1] Taxable amount	IRPEG[1] Tax
Write-downs of loans to customers	156,584	55,432
Entertainment expenses	866	306
Maintenance expenses, special INVIM (tax on increased property value), etc.	27	10
Provision to reserve for risks and charges	11,935	4,297
Payroll costs	24,676	8,883
Compensation paid to directors	123	44
Total	194,211	68,972

DEFERRED TAXES

(Amounts in thousands of €)

ITEMS	IRPEG[1] Taxable amount	IRPEG[1] Tax
Capital gains from the sale of financial fixed assets	76,081	26,977
Capital gains from sales of capital tangible assets	9,115	3,249
Capital gains from sales of non-capital tangible assets	1,289	462
Dividends reported on an accrual basis	1,782,113	641,561
Total	1,868,598	672,249

1. Corporate Income Tax.

In addition, deferred tax assets are reported to the extent carried forward to future periods since they exceed the limits reported above.

(Amounts in thousands of €)

ITEMS	IRPEG[1] Taxable amount	IRPEG[1] Tax
Write-downs of loans to customers	**87,810**	**30,734**
Entertainment expenses	**157**	**55**
Maintenance expenses, special INVIM (tax on increased property value), etc.	**2**	**1**
Total	**87,969**	**30,790**
Portion related to foreign branches		**17,840**

In order to determine deferred taxes, tax rates in effect for the periods taken into consideration were used as noted below:

Year	(Corporate income tax)
2002	36%
2003	35%
2004	35%

Using an average rate proportionate to taxable items and taxes as reported in final 2001 accounts, would have resulted in a reduction in deferred taxes, net of deferred tax assets, of about € 5.8 million. Moreover, since the determination of the future tax rate is particularly complicated due to the fact that the taxable items broken down into components subject to differentiated taxation are not currently known, and especially due to the uncertainty tied to the future validity of the tax benefits provided under Legislative Decree 153/99, it was deemed prudent to apply the rates indicated above.
Changes occurring in 2001 are provided below:

Assets for deferred tax assets (included in item 130 "Other assets")

(Amounts in thousands of €)

1. Beginning amount	**41,466**
2. Increases	**58,625**
2.1 Deferred tax assets arising during the period	18,830
2.2 Other increases	39,795
3. Reductions	**31,119**
3.1 Deferred tax assets eliminated during the period	31,119
3.2 Other decreases	-
4. Ending amount	**68,972**

1. Corporate Income Tax.

Deferred tax liabilities (included in sub-item 80 b) "Taxation reserve")

(Amounts in thousands of €)

1. Beginning amount	**497,711**
2. Increases	**653,113**
2.1 Deferred taxes arising during the period	653,113
2.2 Other increases	-
3. Reductions	**478,575**
3.1 Deferred taxes eliminated during the period	478,575
3.2 Other decreases	-
4. Ending amount	**672,249**

The entries listed below did not give rise to deferred tax assets:

- Write-downs of loans to banks that could not be deducted from taxable income.
- Write-downs of equity investments, securities and tangible fixed assets exceeding the amount which, under tax regulations, can be deducted from taxable income.
- Reserves formed from provisions made to cover likely or certain charges, and the period when such charges will actually be incurred is still not known.

To cover these exclusions, there is a potential deferred tax asset, which, if the projected IRPEG rate (35%) is used, amounts to € 27,773 thousand as set forth below:

(Amounts in thousands of €)

ITEMS	IRPEG[1] Taxable amount	Tax
Write-downs of loans to banks	**19,475**	**6,816**
Write-downs of :		
- equity investments	4,996	1,749
- investment securities	8,569	2,999
- trading securities	1,970	689
- tangible fixed assets	217	76
From reserve for risks and charges – "Other reserves":		
- for guarantees and commitments	6,383	2,234
- for staff-related disputes and charges	37,203	13,021
- projected future charges for equity investments	539	189
Total	**79,352**	**27,773**

1. Corporate Income Tax.

Section 8 CAPITAL, RESERVES, FUND FOR GENERAL BANKING RISKS AND SUBORDINATED DEBT

The Bank's shareholders' equity was € 8,305,686 thousand, while subordinated debt was € 9,060,330 thousand.

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
110. Subordinated debt	9,060,330	6,689,821
Shareholders' equity:		
120. Capital	2,523,215	1,297,393
130. Share premium reserve	3,117,283	3,117,283
140. Reserves	1,576,078	1,918,157
150. Revaluation reserves	-	259,642
160. Retained earnings (losses)	228	65
170. Net profit (loss) for the period	1,088,882	1,211,760
	8,305,686	7,804,300
Total	17,366,016	14,494,121

Composition of Item 110 "Subordinated debt":

a) Amount, currency, interest rate, maturity date and equivalent value

(Amounts in thousands of €) MATURITY	RATES	CURRENCY	PREPAYMENT CLAUSE	FACE VALUE PER UNIT	EQUIVALENT AS AT 31.12.2001	OF WHICH: AMOUNT CALCULATED FOR SUPERVISORY CAPITAL PURPOSES
Subordinated bonds						
1) 22.06.2003	LIBOR – 1/8 (min 6% max 10%)	$USA		200,000,000	226,937	90,775
2) 24.09.2003	LIBOR -0.1875% (min 5 3/4% max 10%)	$USA		250,000,000	283,672	113,469
3) 15.10.2003	LIBOR – 0.25% (min 7% max 10%)	$CAN		150,000,000	106,557	42,585
4) 09.06.2003	8.1/8%	FR.LUX		1,000,000,000	24,789	9,916
5) 01.07.2003	8%	FR.LUX		1,000,000,000	24,789	9,916
6) 01.06.2003	6-month RIBOR +0.25% p.a.	LIT		240,000,000,000	123,950	82,633
7) 05.12.2007	6-month LIBOR +0.45% p.a. for years 1-5 +0.95% p.a. for years 6-10	€	Call 05/12/02	227,241,036	227,241	227,241
8) 19.12.2007	6-month LIBOR	LIT	Call 19/12/02	230,000,000,000	118,785	118,785
9) 02.08.2009	6-month EURIBOR +0.40% p.a. for years 1-5 +0.90% p.a. for years 6-10	€	Call 02/08/04	440,000,000	440,000	440,000
10) 14.06.2010	6.25% p.a. ACT/ACT for years 1-5 3-month EURIBOR +125 bps p.a. for years 6-10	€	Call 14/06/05	400,000,000	400,000	398,800
11) 14.06.2010	3-month EURIBOR +65 bps p.a. for years 1-5 +125 bps p.a. for years 6-10	€	Call 14/06/05	800,000,000	800,000	798,499
12) 29.10.2010	5.20% for year 1 5.30% for year 2 5.40% for year 3 5.50% for year 4 5.60% for year 5 5.70% for year 6 6.25% for year 7 6.80% for year 8 7.35% for year 9 7.90% for year 10	€		747,000,000	747,000	747,000

(Amounts in thousands of €) MATURITY	RATES	CURRENCY	PREPAYMENT CLAUSE	FACE VALUE PER UNIT	EQUIVALENT AS AT 31.12.2001	OF WHICH: AMOUNT CALCULATED FOR SUPERVISORY CAPITAL PURPOSES
13) 13.12.2010	gross annual rate of 2.75% of the face value for 10 years At maturity, a "higher return" may be paid, which is related to the revaluation of a stock index (EuroSTOXX50), calculated on the basis of a formula reported in the regulations, and adjusted as necessary by applying a "Take Profit" clause.	€		261,000,000	261,000	261,000
14) 16.03.2011	3-month EURIBOR +75 bps p.a. for years 1-5 +135 bps p.a. for years 6-10	€	Call 16/03/05	500,000,000	500,000	498,987
15) 16.03.2011	6% p.a.	€		500,000,000	500,000	496,543
16) 27.11.2011	5% p.a. ACT/ACT for years 1-5 3-month EURIBOR+ 130 bps p.a. for years 6-10	€	Call 27/11/06	400,000,000	400,000	399,314
17) 27.11.2011	3-month EURIBOR +70 bps p.a. for years 1-5 +130 bps p.a. for years 6-10	€	Call 27/11/06	400,000,000	400,000	399,097
					5,584,720	**5,134,560**
Hybrid capital instruments:						
18) 23.12.2009	6-month EURIBOR +0.50% p.a.	EUROS		1,050,000,000	1,050,000	1,050,000
19) 31.03.2010	6-month EURIBOR +0.20% p.a.	EUROS		775,000,000	775,000	775,000
					1,825,000	**1,825,000**
Innovative capital instruments:						
20)	5.10. Perpetual 9.20% p.a. for the first 10 years – subsequently, 3-m. EURIBOR + 335 bps	$USA	Call 05/10/10	450,000,000	510,610	510,377
21)	5.10. Perpetual 8.048% p.a. ACT/ACT for the first 10 years - subsequently, 3-m. EURIBOR + 325 bps	€	Call 05/10/10	540,000,000	540,000	540,000
					1,050,610	**1,050,377**
Tier 3 subordinated bonds						
22) 20.07.2004	EURIBOR+0.40% floating rate	€		600,000,000	600,000	-
including amount calculated to cover capital requirements for individual market risks of € 118,366,000						
					600,000	-
Total for item 110					**9,060,330**	**8,009,937**

b) Prepayment options

Subject to approval of the Bank of Italy, all transactions listed above have a prepayment option in the event of excessive tax charges.

For the transaction in item 6, bonds will be repaid in five equal half-yearly instalments due starting 1 June 2001, through the reduction of one fifth of the face value of each bond in circulation. Subject to authorization of the Bank of Italy, this transaction also includes a prepayment option, 60 months after the issuance date, for all or a portion of bonds in circulation with at least one month's advance notice.

The transaction in item 7 will be repaid in a single amount at maturity. However, this transaction includes a prepayment option, which is available five years after the issuance date, at the initiative of the issuer, and subject to the approval of the Bank of Italy, and also during the first five years (but again, at the initiative of the issuer and subject to the approval of the Bank of Italy) in the event of changes in tax laws that result in a greater tax burden for the bond.

For the transaction in item 8, repayment will occur in five equal instalments due over the last five years of the life of the bond. The prepayment option is available after the first five years from the issuance date, but only at the initiative of the issuer, and subject to the approval of the Bank of Italy.

Subject to authorization of the Bank of Italy, the transaction in item 9 includes an option for the full repayment of the bond starting in year 5, and on each subsequent coupon payment date.

For the transactions in items 10 and 11, the issuer has the option to repay the bond in full from the end of year 5.

For the transaction in item 12, bonds will be repaid at par in five equal, annual instalments due starting 31 October 2006 through the reduction of one fifth of the face value of each bond in circulation.

For the transactions in item 13 and 15, there is no provision for prepayment prior to maturity.

For the transactions in items 14, 16 and 17 the issuer has the option to repay the bond in full from the end of year 5 and on each subsequent coupon payment date.

The transaction in items 18 and 19 will be repaid in a single amount at maturity.

For the transactions in items 20 and 21, it should be noted that the issuer has the right to repay the subordinate notes at any time subject to the authorization of the Bank of Italy, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

For the transaction in item 22, there is no provision for prepayment prior to maturity.

c) Subordination conditions

For all transactions, the rights of subordinated creditors are junior to the rights of ordinary creditors in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

Composition of Item 120 "Capital"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
Common shares (par value of € 0.50 each)	2,512,362	1,291,788
Savings shares (par value of € 0.50 each)	10,853	5,605
Total	**2,523,215**	**1,297,393**

During the period, capital (which as at 31 December 2000 was made up of 5,002,499,254 common shares and 21,706,552 savings shares, with a par value of Lit. 500 for both categories) was modified following the increases in capital related to:

- The increase in capital with the issuance of 9,750,000 common shares following the partial spin-off of Credito Fondiario e Industriale – FONSPA – into UniCredito Italiano S.p.A., which was approved at the extraordinary shareholder meeting of 10 March 2001.
- The conversion of capital stock into euro by applying the legal conversion rate, and the simultaneous increase in capital stock through the use of reserves, bringing the par value of each converted share to € 0.50, which was approved at the extraordinary shareholders' meeting of 5 May 2001.
- The increase in capital pursuant to Article 2349 of the Civil Code through the issuance of 12,474,312 shares with a deduction from the reserve associated with the medium-term bonus program for Group staff, which was duly established at the shareholders' meeting of 2 May 2000 (€ 6,237).

As a result, capital increased from € 1,297,393 thousand at the end of 2000 to € 2,523,215 thousand at the end of 2001, and is made up of 5,024,723,566 common shares with a par value of € 0.50 each, and 21,706,552 savings shares with a par value of € 0.50 each.

Composition of Item 130 "Share premiums"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
Share premium reserve	3,117,283	3,117,283
Total	**3,117,283**	**3,117,283**

Composition of Item 140 "Reserves"

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
Legal reserve	**259,479**	**256,998**
Reserve for own shares or interests	-	-
Statutory reserves	**531,822**	**1,098,611**
Other reserves:		
taxed reserve, Law 823/73	-	24,255
transfer of reserve, Law 218/90 *	223,680	223,680
reserve connected with the medium-term incentive system for Group staff	3,070	1,560
reserve under Legislative Decree 153/99	499,108	307,630
reserve under paragraph VI, Art. 13, Legislative Decree 124/93	67	45
share exchange reserve	-	5,378
share exchange reserve for former Fonspa shares	53,880	-
Fonspa spin-off difference reserve	4,972	-
	784,777	**562,548**
Total	**1,576,078**	**1,918,157**

** of which: - deferred tax portion (under para. 3, Art. 25 of Law 85/95)*	*166,970*	*166,970*
- taxed portion	*56,710*	*56,710*

Reserves as at 31 December 2001 were € 342,079 thousand lower than at 31.12.00 due to the distribution of profits for 2000 (increase of € 562,732 thousand), the share exchange and differences resulting from the spin-off of Credito Fondiario e Industriale – FONSPA (increase of € 58,851 thousand) and the use of reserves (decrease of € 957,425 thousand) connected with the conversion of capital to euro and a decline of € 6,237 thousand connected with the capital increase pursuant to Article 2349 of the Civil Code as described above.

Composition of Item 150 "Revaluation reserves"

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
Monetary revaluation reserve, Law 72/83	-	13,476
Property revaluation reserve, Law 413/91	-	246,166
Total	-	**259,642**

Supervisory Capital and Prudential Requirements

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
A. Supervisory Capital		
A.1 Tier 1 capital	8,609,399	7,901,884
A.2 Tier 2 capital	6,143,979	5,596,296
A.3 Items to be deducted	144,521	107,213
A.4 Supervisory capital *	**14,608,857**	**13,390,967**
B. Prudential requirements		
B.1 Credit risks	2,055,029	2,219,425
B.2 Market risks	118,366	51,968
of which: - Trading portfolio risks	*87,181*	*51,968*
- Exchange risk	*31,185*	-
B.2.1 Tier 3 subordinated bonds	118,366	-
B.3 Other prudential requirements	39,753	-
B.4 Total prudential requirements	**2,213,148**	**2,271,393**
C. Risk assets and capital adequacy ratios		
C.1 Risk-weighted assets **	31,616,400	32,448,478
C.2 Tier 1 capital/Risk-weighted assets	27.23%	24.35%
C.3 Supervisory Capital/Risk-weighted assets	46.21%	41.27%

* The reserves described in the proposal for the distribution of profits for the period, which was approved by the Board of Directors on 11 March 2002, were included in supervisory capital.

** *Total prudential requirements multiplied by the reciprocal of the minimum regulatory capital ratios for credit risks.*

Statement of Changes in Shareholders' Equity for the Periods Ending 31 December 2000 and 31 December 2001

	CAPITAL BROKEN DOWN INTO SHARES OF LIT. 500 EACH.				
	Common shares		Savings shares		
(Amounts in thousands of €)	No of shares	Amount	No of shares	Amount	Total
Balance as at 31.12.1999	**4,954,465,306**	**1,279,383,894**	**21,706,552**	**5,605,249**	**1,284,989,143**
Changes in 2000					
Increase in capital from issuance of common shares with dividend entitlement on 1.1.99, reserved for Fondazione Cassa di Risparmio di Trieste and Assicurazioni Generali S.p.A., approved by extraordinary shareholders' meeting of 14 January 2000.	+ 38,075,829	+ 9,832,262			+ 9,832,262
	4,992,541,135	1,289,216,156	21,706,552	5,605,249	1,294,821,405
Distribution of income approved by ordinary shareholders' meeting of 2 May 2000: - allocation to reserve					
- paid to shareholders: 50% on par value of 2,496,300 common shares (equal to Lit. 250)					
53% on par value of 10,900,000 savings shares (equal to Lit. 265)					
Transfer to statutory reserves of balance of reserve for the issuance of the Company's stock (stock options) created following the shareholders' resolution of 27 April 1998.					
- from retained earnings					
Increase in capital pursuant to Article 2349 of the Civil Code through the issuance of 9,958,119 shares with a deduction from the reserve associated with the medium-term bonus program for Group staff, which was duly established at the shareholders' meeting of 2 May 2000.	+ 9,958,119	+ 2,571,470			+ 2,571,470
Net profit for the period					
Balance as at 31.12.2000	**5,002,499,254**	**1,291,787,626**	**21,706,552**	**5,605,249**	**1,297,392,875**
Changes in 2001					
Increase in capital with the issuance of 9,750,000 common shares (which was approved at the extraordinary shareholders' meeting of 10 March 2001) following the partial spin-off of Credito Fondiario e Industriale – FONSPA – into UniCredito Italiano S.p.A.;	+ 9,750,000	+ 2,517,727			+ 2,517,727
	5,012,249,254	1,294,305,353	21,706,552	5,605,249	1,299,910,602
Transfer to "Other reserves" to cover share exchange and spin-off differences for Credito Fondiario e Industriale - FONSPA					
Distribution of income approved by ordinary shareholders' meeting of 5 May 2001: - allocation to reserve					
- paid to shareholders 50% on par value of 2,501,200 common shares (equal to Lit. 250)					
53% on par value of 10,900,000 savings shares (equal to Lit. 265)					
- from retained earnings					
	CAPITAL BROKEN DOWN INTO SHARES OF € 0.50 EACH				
		€ 1,297,527		**€ 5,605**	**€ 1,303,132**
Conversion of capital stock into € by applying the legal conversion rate, and the simultaneous increase in capital stock through the use of reserves, bringing the par value of each converted share to € 0.50, which was approved at the extraordinary shareholders' meeting of 5 May 2001.		1,211,819,274		5,248,027	1,217,067,301
Increase in capital associated with the medium-term bonus program for Group staff through the issuance of common shares and the deduction from the reserve duly formed by the ordinary shareholders' meeting of 2 May 2000 and supplemented by resolution of the ordinary shareholders' meeting of 5 May 2001.	+ 12,474,312	+ 6,237,156			+ 6,237,156
Net profit for the period					
Balance as at 31.12.01	**5,024,723,566**	**2,512,361,783**	**21,706,552**	**10,853,276**	**2,523,215,059**

Share premium reserve	RESERVES			Revaluation reserves	Retained earnings (losses)	Net profit for the period	Total
	Legal reserve	Statutory reserves	Other reserves				
3,051,859,649	**178,673,784**	**1,080,039,428**	**387,636,718**	**259,642,095**	**123,701**	**921,899,351**	**7,164,863,869**
+ 65,423,281							+ 75,255,543
	+ 78,324,045	+ 18,527,651	+ 177,527,143			- 274,378,839	-
						- 644,608,078	- 644,608,078
						- 2,970,782	- 2,970,782
		+ 44,157	- 44,157				-
					- 58,348	+ 58,348	-
			- 2,571,470				-
						+ 1,211,759,590	**+ 1,211,759,590**
3,117,282,930	**256,997,829**	**1,098,611,236**	**562,548,234**	**259,642,095**	**65,353**	**1,211,759,590**	**7,804,300,142**
							+ 2,517,727
			+ 58,851,611				+ 58,851,611
	+ 2,480,746	+ 361,003,372	+ 199,247,776			- 562,731,894	-
						- 645,893,814	- 645,893,814
						- 2,970,782	- 2,970,782
					+ 163,100	- 163,100	-
		- 927,792,204	- 29,633,002	- 259,642,095			-
			- 6,237,156				-
						1,088,881,513	1,088,881,513
3,117,282,930	**259,478,575**	**531,822,404**	**784,777,463**	**-**	**228,453**	**1,088,881,513**	**8,305,686,397**

Section 9 OTHER LIABILITY ITEMS

Other liability items totalled € 2,727,254 thousand.

(Amounts in thousands of €)

ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
50. Other liabilities	**1,824,075**	**4,393,431**
60. Accrued expenses and deferred income	**903,179**	**637,949**
Total	**2,727,254**	**5,031,380**

9.1 Composition of "Other liabilities"

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	31.12.2000
Interest and amounts to be credited to:		
- customers	184	299
- banks	-	34
	184	**333**
Miscellaneous tax entries for amounts to be paid to tax authorities on behalf of third parties	**5,643**	**7,394**
Items in transit between branches not yet attributed to destination accounts	**15,554**	**126,960**
Available amounts to be paid to third parties	**348,787**	**641,917**
of which: back dividends to be paid to shareholders	*262*	*259*
Items in processing	**651,561**	**1,686,843**
Entries resulting from the valuation of off-balance-sheet transactions:		
- customers	5,153	106,381
- banks	262,112	351,378
	267,265	**457,759**
Items judged definitive but not attributable to other items:		
- provisions to cover payroll costs	21,509	33,067
- accounts payable – suppliers	49,454	49,201
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	11	16
- other entries	395,681	1,195,756
	466,655	**1,278,040**
Other entries	**68,426**	**194,185**
Total	**1,824,075**	**4,393,431**

9.2 Composition of Item 60 "Accrued expenses and deferred income"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
Accrued expenses		
for accrued interest on bank accounts	102,397	131,852
for accrued interest on customer accounts	12,414	13,650
for accrued interest on securities in issue	202,635	168,561
for differentials on derivative contracts	467,828	192,178
for other transactions	36	-
Total	**785,310**	**506,241**
Deferred income		
for interest related to off-balance-sheet transactions	110,047	123,356
for miscellaneous fees and commissions and other transactions	7,822	8,352
Total deferred income	**117,869**	**131,708**
Total accrued expenses and deferred income	**903,179**	**637,949**

Accrued expenses and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

9.3 Adjustments for accrued liabilities and deferred income

It should be noted that no upward or downward adjustments were made to asset and liability items, to which accrued expenses and deferred income are related.

Section 10 GUARANTEES AND COMMITMENTS

Guarantees and commitments assumed by the Bank totalled € 9,571,740 thousand.

(Amounts in thousands of €) ITEMS	AMOUNTS AS AT 31.12.2001	31.12.2000
10. Guarantees given	**3,129,324**	**2,421,963**
20. Commitments	**6,442,416**	**12,451,453**
Total	**9,571,740**	**14,873,416**

10.1 Composition of Item 10 "Guarantees given"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Commercial credit commitments	**1,746,676**	**1,319,809**
b) Financial credit commitments	**1,382,648**	**1,102,154**
Total	**3,129,324**	**2,421,963**
of which: - acceptances	*1,455*	*71,785*
- payment commitments	*85,955*	*41,021*
- guarantees	*2,006,691*	*1,396,107*
- documentary letters of credit	*1,017,019*	*886,240*
- other guarantees	*18,204*	*26,810*

10.2 Composition of Item 20 "Commitments"

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Commitments to disburse funds, usage certain	**6,428,084**	**12,434,883**
of which: - amounts available under irrevocable lines of credit	*5,821,293*	*6,960,063*
- securities to be received for transactions to be settled	*71,300*	*7*
- deposits and loans to be disbursed	*487,601*	*5,264,059*
- loan derivatives – sale of coverage	*45,388*	*209,981*
- other commitments to disburse funds	*2,502*	*773*
b) Commitments to disburse funds, usage uncertain	**14,332**	**16,570**
of which: - commitment to Interbank Deposit Protection Fund	*245*	*32*
- other commitments to disburse funds	*14,087*	*16,538*
Total	**6,442,416**	**12,451,453**

10.3 Assets used to secure the Group's debts

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001 FACE VALUE	31.12.2001 BOOK VALUE	31.12.2000 FACE VALUE	31.12.2000 BOOK VALUE
Investment and trading securities:				
to secure other services	390	400	723	737
to secure obligations of REPO transactions	2,473,436	2,491,541	3,338,447	3,358,938
Reserve requirements to support foreign branches	45,387	45,387	115,529	115,523
	2,519,213	**2,537,328**	**3,454,699**	**3,475,198**
Other transactions:				
discount windows	69,216	54,408	118,754	118,754
	69,216	**54,408**	**118,754**	**118,754**
Total	**2,588,429**	**2,591,736**	**3,573,453**	**3,593,952**

10.4 Unused portions of committed credit lines

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) central banks	-	-
b) other banks	613,213	545,361
Total	**613,213**	**545,361**

10.5 Forward transactions

At the end of the period, the Bank had the following forward transactions pending in its own account (those related to trading on behalf of third parties are indicated in section 12) below.

(Amounts in thousands of €) TRANSACTION CATEGORIES	AMOUNTS AS AT 31.12.2001 HEDGING	TRADING	OTHER TRANSACTIONS	TOTAL
1. Trades	**15,177,529**	**71,300**	**-**	**15,248,829**
1.1 Securities:	-	71,300	-	71,300
- purchases	-	71,300	-	71,300
- sales	-	-	-	-
1.2 Currencies:	15,177,529	-	-	15,177,529
- currencies against currencies	2,357,613	-	-	2,357,613
- purchases against euro	10,213,530	-	-	10,213,530
- sales against euro	2,606,386	-	-	2,606,386
2. Deposits and loans	**-**	**-**	**2,074,309**	**2,074,309**
- to be disbursed	-	-	487,601	487,601
- to be received	-	-	1,586,708	1,586,708
3. Derivatives	**53,653,381**	**881,386**	**3,700,760**	**58,235,527**
3.1 With exchange of principals	957,797	252,815	-	1,210,612
a) securities:	520,088	252,815	-	772,903
- purchases	-	252,815	-	252,815
- sales	520,088	-	-	520,088
b) currencies	437,709	-	-	437,709
- currencies against currencies	160,936	-	-	160,936
- purchases against euro	10,243	-	-	10,243
- sales against euro	266,530	-	-	266,530
c) other assets	-	-	-	-
- purchases	-	-	-	-
- sales	-	-	-	-
3.2 Without exchange of principals	52,695,584	628,571	3,700,760	57,024,915
a) currencies:	69,827	-	69,827	139,654
- currencies against currencies	-	-	-	-
- purchases against euro	1,109	-	68,718	69,827
- sales against euro	68,718	-	1,109	69,827
b) Other assets *	52,625,757	628,571	3,630,933	56,885,261
- purchases	29,382,148	455,735	241,192	30,079,075
- sales	23,243,609	172,836	3,389,741	26,806,186
Total	**68,830,910**	**952,686**	**5,775,069**	**75,558,665**

* Including basis swaps of € 741,443,000 indicated as both purchases and sales.

Details on item 3, "Derivatives," are as follows:

Item 3.1.a Derivatives with exchange of principals – securities

(Amounts in thousands of €)

Futures on fixed-income securities	(No. of lots	2,445)	244,500
OTC stock options	(No. of contracts	1)	520,088
Stock warrants	(No. of warrants	20,788,511)	8,315
Total			**772,903**

Item 3.1.b Derivatives with exchange of principals – currencies

(Amounts in thousands of €)

Currency Interest Rate Swap	(No. of contracts	5)	111,943
Basis Currency Interest Rate Swap	(No. of contracts	5)	325,766
Total			**437,709**

Item 3.2.a Derivatives without exchange of principals – currencies

(Amounts in thousands of €)

Currency Options (OTC)	(No. of contracts	26)	69,827
Covered warrants on foreign exchange	(No. of warrants	6,551,600)	69,827
Total			**139,654**

Item 3.2.b Derivatives without exchange of principals – other assets

(Amounts in thousands of €)

Interest Rate Swap	(No. of contracts	318)	45,795,055
Basis Interest Rate Swap *	(No. of contracts	25)	1,482,886
Forward Rate Agreement	(No. of contracts	34)	2,188,767
Swap options	(No. of contracts	13)	399,599
OTC stock options **	(No. of contracts	843)	1,650,261
OTC index options ***	(No. of contracts	171)	2,526,026
OTC merchandise options	(No. of contracts	2)	3,372
Covered stock warrants	(No. of warrants	2,501,552,600)	1,650,261
Covered index warrants	(No. of warrants	250,504,590)	894,038
Covered merchandise warrants	(No. of warrants	1,165,700)	3,372
Index futures	(No. of lots	4,375)	290,624
Interest rate futures	(No. of lots	100)	1,000
Total			**56,885,261**

* € 741,443 indicated for both purchase and sale

** Including € 338,279 implicit in structured securities issued and related derivatives.

*** Including € 1,631,988 implicit in derivative securities issued and related derivatives.

(Amounts in thousands of €) TRANSACTION CATEGORIES	AMOUNTS AS AT 31.12.2000 HEDGING	TRADING	OTHER TRANSACTIONS	TOTAL
1. Trades	**9,732,641**	-	-	**9,732,641**
1.1 Securities:	7	-	-	7
- purchases	7	-	-	7
- sales	-	-	-	-
1.2 Currencies:	9,732,634	-	-	9,732,634
- currencies against currencies	2,232,952	-	-	2,232,952
- purchases against euro	5,177,496	-	-	5,177,496
- sales against euro	2,322,186	-	-	2,322,186
2. Deposits and loans	-	-	**8,040,462**	**8,040,462**
- to be disbursed	-	-	5,264,059	5,264,059
- to be received	-	-	2,776,403	2,776,403
3. Derivatives	**29,502,291**	**3,594,086**	**12,057,659**	**45,154,036**
3.1 With exchange of principals	-	252,086	-	252,086
a) securities:	-	200,500	-	200,500
- purchases	-	72,000	-	72,000
- sales	-	128,500	-	128,500
b) currencies	-	51,586	-	51,586
- currencies against currencies	-	-	-	-
- purchases against euro	-	25,793	-	25,793
- sales against euro	-	25,793	-	25,793
c) other assets	-	-	-	-
- purchases	-	-	-	-
- sales	-	-	-	-
3.2 Without exchange of principals	29,502,291	3,342,000	12,057,659	44,901,950
a) currencies:	118,774	-	118,774	237,548
- currencies against currencies	1,025	-	1,025	2,050
- purchases against euro	114,597	-	3,152	117,749
- sales against euro	3,152	-	114,597	117,749
b) Other assets *	29,383,517	3,342,000	11,938,885	44,664,402
- purchases	20,702,498	200,000	96,540	20,999,038
- sales	8,681,019	3,142,000	11,842,345	23,665,364
Total	**39,234,932**	**3,594,086**	**20,098,121**	**62,927,139**

* Including basis swaps of € 587,111 thousand indicated as both purchases and sales.

Details on item 3, "Derivatives," are as follows:

Item 3.1.a Derivatives with exchange of principals – securities

(Amounts in thousands of €)

Futures on fixed-income securities	(No. of lots	2,005)	200,500
Total			**200,500**

Item 3.1.b Derivatives with exchange of principals – currencies

(Amounts in thousands of €)

Currency Options (OTC)	(No. of contracts	12)	51,586
Total			**51,586**

Item 3.2.a Derivatives without exchange of principals – currencies

(Amounts in thousands of €)

Currency Options (OTC)	(No. of contracts	65)	118,774
Covered warrants on foreign exchange	(No. of contracts	11,214,700)	118,774
Total			**237,548**

Item 3.2.b Derivatives without exchange of principals – other assets

(Amounts in thousands of €)

Interest Rate Swap	(No. of contracts	164)	15,681,630
Basis Interest Rate Swap *	(No. of contracts	10)	1,174,223
Forward Rate Agreement	(No. of contracts	9)	546,204
Swap options	(No. of contracts	2)	42,576
OTC stock options	(No. of contracts	1,607)	8,770,775
OTC index options **	(No. of contracts	412)	4,151,804
OTC options on fixed-income securities	(No. of contracts	11)	1,318
OTC merchandise options	(No. of contracts	8)	121
Covered stock warrants	(No. of warrants	11,118,445,600)	8,770,775
Covered index warrants	(No. of warrants	391,510,270)	2,181,537
Covered warrants on fixed-income securities	(No. of warrants	12,600)	1,318
Covered merchandise warrants	(No. of warrants	36,000)	121
Interest rate futures	(No. of lots	3,142)	3,142,000
Interest rate futures options	(No. of lots	200)	200,000
Total			**44,664,402**

* € 1,136,806 indicated for both purchase and sale

** Including € 3,814,969 implicit in derivative securities issued and related derivatives.

10.6 Loan-related derivatives

(Amounts in thousands of €)	AMOUNTS AS AT			
	31.12.2001		31.12.2000	
TRANSACTION CATEGORIES	**Trading**	**Other transactions**	**Trading**	**Other transactions**
1. Purchases of coverage	**-**	**797,722**	**-**	**30,000**
1.1 With exchange of principals *				
- Credit Default Swap	-	30,000	-	30,000
1.2 Without exchange of principals				
- Credit Default Swap	-	767,722	-	-
Total	**-**	**797,722**	**-**	**30,000**
2. Sales of coverage	**-**	**45,387**	**-**	**209,981**
2.1 With exchange of principals *				
- Credit Default Swap	-	45,387	-	209,981
2.2 Without exchange of principals	-	-	-	-
Total	**-**	**45,387**	**-**	**209,981**

* *Loan-related derivatives requiring the delivery of the "reference obligation" ("physical delivery").*

Section 11 CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large exposures

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) amount in thousands of €	-	-
b) number	-	-

This figure was for the total weighted amount of risk positions that constitute "large exposures" in accordance with current regulatory provisions (exposure exceeding 10% of capital for regulatory purposes).
In addition to cash-related risk assets, this amount included off-balance-sheet risk assets and amounts available under unused lines of credit (loans, advances and guarantees).
At the end of 2001, there were no existing significant positions for the purposes of this reporting.

11.2 Distribution of loans to customers by main categories of borrowers

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Governments	5,673	5,373
b) Other public organisations	305,030	68,464
c) Non-financial companies	2,853,124	3,280,392
d) Financial institutions	2,180,375	3,455,035
e) Family firms	1,330	1,763
f) Other operators	7,336	167,950
Total	**5,352,868**	**6,978,977**

11.3 Distribution of loans to non-financial companies and resident family firms

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
Economic sectors		
a) Commercial, recovery and repair services	-	31,762
b) Other saleable services	680,147	56,552
d) Textiles, leather and footwear and clothing products	-	-
d) Energy products	-	32,000
e) Construction and civil engineering	-	-
f) Communications services	-	67,033
g) Other branches *	162,480	77,736
Total	**842,627**	**265,083**

* For units operating abroad.

Distribution of Credit Derivatives Purchased (Guarantees Received) by Main Counterparty Categories

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
Banking Book:	**797,722**	**30,000**
- banks	694,089	30,000
- financial institutions	103,633	-
Trading Book:	-	-
- banks	-	-
- financial institutions	-	-
Total	**797,722**	**30,000**

11.4 Distribution of Guarantees Given by Main Categories of Counterparties

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Governments	-	-
b) Other public organisations	-	26,867
c) Banks	2,077,946	1,531,190
d) Non-financial companies	480,920	634,696
e) Financial institutions	560,953	220,964
f) Family firms	289	-
g) Other operators	9,216	8,245
Total	**3,129,324**	**2,421,962**

11.5 Geographical Distribution of Assets and Liabilities

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001 ITALY	OTHER COUNTRIES OF THE EU	OTHER COUNTRIES	TOTAL
1. Assets	**34,808,260**	**5,631,535**	**3,700,623**	**44,140,418**
1.1 Loans to banks	21,666,387	3,016,951	940,318	25,623,656
1.2 Loans to customers	2,094,149	1,099,897	2,158,822	5,352,868
1.3 Securities	11,047,724	1,514,687	601,483	13,163,894
2. Liabilities	**25,339,936**	**9,634,689**	**13,671,363**	**48,645,988**
2.1 Due to banks	12,015,620	2,936,407	10,734,176	25,686,203
2.2 Due to customers	773,659	2,193,887	1,836,999	4,804,545
2.3 Securities in issue	5,207,681	3,887,229	-	9,094,910
2.4 Other accounts	7,342,976	617,166	1,100,188	9,060,330
3. Guarantees and Commitments	**2,793,349**	**2,470,854**	**4,307,537**	**9,571,740**

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2000 ITALY	OTHER COUNTRIES OF THE EU	OTHER COUNTRIES	TOTAL
1. Assets	**43,942,256**	**9,009,354**	**3,806,032**	**56,757,642**
1.1 Loans to banks	29,324,065	6,479,811	928,990	36,732,866
1.2 Loans to customers	2,963,978	1,862,144	2,152,855	6,978,977
1.3 Securities	11,654,213	667,399	724,187	13,045,799
2. Liabilities	**36,948,188**	**1,732,932**	**20,264,240**	**58,945,360**
2.1 Due to banks	26,406,960	-	15,654,203	42,061,163
2.2 Due to customers	749,647	1,092,331	1,597,264	3,439,242
2.3 Securities in issue	4,765,972	-	1,989,162	6,755,134
2.4 Other accounts	5,025,609	640,601	1,023,611	6,689,821
3. Guarantees and commitments	**5,288,294**	**990,594**	**8,594,526**	**14,873,414**

11.6 Breakdown of Assets and Liabilities by Maturity

AMOUNTS AS AT 31.12.2001

(Amounts in thousands of €) ITEMS/ RESIDUAL LIFE	FIXED TERM							UNSPE-CIFIED TERM	TOTAL
				1 TO 5 YEARS		OVER 5 YEARS			
	ON DEMAND	UP TO 3 MONTHS	3 - 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE		
1. Assets									
1.1 Refinanceable treasury notes	353,424	4,950	41,485	-	171,886	96,408	953,532	-	1,621,685
1.2 Loans to banks	11,860,032	9,181,452	2,436,563	54,697	1,135,391	29,422	202,495	723,604	25,623,656
1.3 Loans to customers	606,253	3,436,897	194,525	248,000	384,671	110,802	334,421	37,299	5,352,868
1.4 Bonds and other debt securities	204,000	1,309,919	1,023,026	621,893	781,924	431,581	6,837,964	-	11,210,307
	13,023,709	**13,933,218**	**3,695,599**	**924,590**	**2,473,872**	**668,213**	**8,328,412**	**760,903**	**43,808,516**
1.5 "Off balance sheet" transactions	896,334	30,695,484	13,143,220	2,011,785	36,661	4,732,490	-	-	51,515,974
Total assets	**13,920,043**	**44,628,702**	**16,838,819**	**2,936,375**	**2,510,533**	**5,400,703**	**8,328,412**	**760,903**	**95,324,490**
2. Liabilities									
2.1 Due to banks	7,268,629	15,654,616	1,420,897	22,694	1,019,367	-	300,000	-	25,686,203
2.2 Due to customers	689,289	3,842,102	13,742	26,012	233,400	-	-	-	4,804,545
2.3 Securities in issue									
- bonds	155,906	136,020	204,317	-	1,455,582	-	3,255,683	-	5,207,508
- certificates of deposit	-	3,224,427	548,824	113,836	-	-	-	-	3,887,087
- other securities	315	-	-	-	-	-	-	-	315
	156,221	3,360,447	753,141	113,836	1,455,582	-	3,255,683	-	9,094,910
2.4 Subordinated debt	-	-	-	1,390,695	-	1,050,609	6,619,026	-	9,060,330
	8,114,139	**22,857,165**	**2,187,780**	**1,553,237**	**2,708,349**	**1,050,609**	**10,174,709**	**-**	**48,645,988**
2.5 "Off balance sheet" transactions	896,270	36,434,416	12,801,280	823,349	36,661	523,998	-	-	51,515,974
Total liabilities	**9.010.409**	**59,291,581**	**14,989,060**	**2,376,586**	**2,745,010**	**1,574,607**	**10,174,709**	**-**	**100,161,962**

AMOUNTS AS AT 31.12.2000

(Amounts in thousands of €) ITEMS/ RESIDUAL LIFE	FIXED TERM							UNSPECIFIED TERM	TOTAL
				1 TO 5 YEARS		OVER 5 YEARS			
	ON DEMAND	UP TO 3 MONTHS	3 - 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE		
1. Assets									
1.1 Refinanceable treasury notes	10,329	534,325	321,192	9,551	419,261	128,312	958,766	-	2,381,736
1.2 Loans to banks	9,499,774	20,808,789	5,263,397	1,031,839	65,994	50,000	-	13,073	36,732,866
1.3 Loans to customers	729,543	5,020,194	532,010	104,910	212,868	24,814	338,163	16,475	6,978,977
1.4 Bonds and other debt securities	7,711	311,830	352,288	1,071,045	1,876,418	484,583	6,358,396	-	10,462,271
	10,247,357	**26,675,138**	**6,468,887**	**2,217,345**	**2,574,541**	**687,709**	**7,655,325**	**29,548**	**56,555,850**
1.5 "Off balance sheet" transactions	18,434,170	20,658,078	8,297,599	1,345,709	1,138,232	2,062,104	382,368	-	52,318,260
Total assets	**28,681,527**	**47,333,216**	**14,766,486**	**3,563,054**	**3,712,773**	**2,749,813**	**8,037,693**	**29,548**	**108,874,110**
2. Liabilities									
2.1 Due to banks	17,796,605	21,149,537	1,815,021	1,000,000	-	300,000	-	-	42,061,163
2.2 Due to customers	1,018,599	2,380,986	11,598	28,059	-	-	-	-	3,439,242
2.3 Securities in issue									
- bonds	309,873	-	413,166	-	913,952	-	3,128,545	-	4,765,536
- certificates of deposit	-	1,441,755	299,460	240,200	-	7,747	-	-	1,989,162
- other securities	436	-	-	-	-	-	-	-	436
	310,309	1,441,755	712,626	240,200	913,952	7,747	3,128,545		6,755,134
2.4 Subordinated debt	-	-	-	847,184	-	1,023,611	4,819,026	-	6,689,821
	19,125,513	**24,972,278**	**2,539,245**	**2,115,443**	**913,952**	**1,331,358**	**7,947,571**	**-**	**58,945,360**
2.5 "Off balance sheet" transactions	16,734,512	22,042,841	8,589,668	2,895,189	1,138,232	535,450	382,367	-	52,318,259
Total liabilities	**35,860,025**	**47,015,119**	**11,128,913**	**5,010,632**	**2,052,184**	**1,866,808**	**8,329,938**	**-**	**111,263,619**

11.7 Assets and liabilities in foreign currencies

(Amounts in thousands of €)	AMOUNTS AS AT 31.12.2001	31.12.2000
a) Assets	**12,509,045**	**14,178,622**
1. Loans to banks	6,952,195	8,090,835
2. Loans to customers	2,727,457	2,856,414
3. Securities	720,033	607,105
4. Equity Investments	2,084,263	2,606,809
5. Other accounts	25,097	17,459
b) Liabilities	**19,221,093**	**16,184,727**
1. Due to banks	11,675,005	11,495,647
2. Due to customers	2,713,224	1,844,033
3. Securities in issue	3,705,089	1,770,414
4. Other accounts	1,127,775	1,074,633

Based on current regulations, "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

The following exchange rates were used for the conversion into euro of entries in foreign currencies of major significance in the Bank's operations:

	EXCHANGE RATE 31.12.2001	31.12.2000
United States dollar	0.8813	0.9305
Sterling	0.6085	0.6241
Swiss franc	1.4829	1.5232
Japanese yen	115.3300	106.9200
Polish zloty	3.4953	3.8498
Croatian kuna	7.3285	7.5579
Slovak koruna	42.7800	43.9330
Bulgarian lev	1,946.3000	1,954.3000

The above exchange rates as at 31 December 2000 and 2001 represent the euro parity in relation to the individual foreign currencies.

11.8 Securitisation transactions

During the year, securitisation transactions were carried out in relation to:

- Loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. – FONSPA – and connected with the divestiture of the equity investment into that credit institution.
- A synthetic securitisation transaction that involved the Parent Company as well as Group banks.

Securitisation of former FONSPA loans
Colombo, Diocleziano and Augusto transactions

Colombo transaction

UniCredito Italiano holds a 5% stake in the SPV (Special Purpose Vehicle) Colombo S.r.l.

On 9 August 2001, SPV Colombo S.r.l. securitised loans for public works, which made up a part of the total loans sold to it by FONSPA before its spin-off into UniCredito, and it issued securities of € 394.5 million maturing on 28 August 2026 to fund the loans of the same amount.

- The securities issued were purchased entirely by the market. Using bond proceeds, Colombo S.r.l. repaid UniCredito a portion of the debt.
- In support of potential liquidity needs and the charges connected with the transaction, UniCredito purchased a limited recourse € 7.3 million subordinated bond issued by the SPV; at the end of the period, this subordinated bond had been written down to the extent of € 1.7 million.

Again on 9 August, 2001, Colombo S.r.l. sold the remaining loans, which FONSPA sold to it before its spin-off into UniCredito Italiano (equal to about € 1,000 million), to the new SPV, Diocleziano S.r.l., which was assigned to securitise the loans by the end of the period.

Diocleziano transaction

UniCredito holds a 5% stake in the SPV Diocleziano S.r.l.

On 24 December 2001, the SPV, Diocleziano, securitised the loans on the books as at 30 November 2001 - see above - which Colombo sold to it totalling € 775.9 million, i.e., the commercial loans, non-residential mortgage loans, and a portion of the residential loans. The remaining portion of the residential loans was sold to the new SPV, Augusto, on the same date - see below.

Diocleziano then issued 2 classes of bonds, which were purchased by UniCredito, in the amount of € 366.4 million, and allocated to investment securities.

The bonds mature on 31.8.2037, and are broken down as follows:

Diocleziano A1	€	21.9 million
Diocleziano A2	€	344.5 million
Totale purchased	**€**	**366.4 million**

A write-down of € 34.9 million was applied to the A2 tranche.

Augusto transaction

UniCredito Italiano holds a 5% stake in the SPV, Augusto S.r.l.

On 24 December 2001, the SPV, Augusto S.r.l., securitised the residential loans sold to it by Diocleziano (see above), and funded the transaction with the issuance of bonds.
On the same date, Augusto issued the related bonds totalling € 275.0 million; € 137.5 million of this amount was purchased privately by UniCredito and posted to investment securities.

The bonds mature on 31.8.2037, and are broken down as follows:

Augusto A1 I issue	€	11.6 million
Augusto A2 I issue	€	84.3 million
Augusto A1 II issue	€	41.6 million
Total purchased	**€**	**137.5 million**

A write-down of € 0.5 million was applied to the A1 II tranche.

Cordusio synthetic securitisation

At the end of 2001, UniCredito, for itself and in the name of and on behalf of Group banks, arranged a synthetic securitisation transaction called "Cordusio".

The transaction involved the purchase of credit risk coverage for a specific portfolio, without selling the portfolio; thus, the loans making up the portfolio remain on the books of the banks concerned.

The portfolio in question, which is made up of performing loans to the middle and large corporate segments, totalled € 2,075 million, and was made up as follows:

(Amounts in millions of €)

UniCredito Italiano	37.0%	767.7
Credito Italiano	50.5%	1,047.6
Cariverona	8.5%	176.3
Banca Mediocredito	4.0%	83.4
		2,075.0

The transaction was structured by Euro Capital Structures, a company under Irish law, which is a part of the UniCredito Italiano Group since it is 52% owned by UBM, which in turn is wholly owned by the Parent Company.

The transaction consists of purchasing two Credit Default Swap (CDS) contracts:

- The first, which was entered into with a special purpose vehicle (Cordusio Plc) guarantees coverage of any losses for the first € 280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans that each of them made available for the coverage in question:
  - € 233.4 million from the issuance of credit link notes by the SPV
  - € 46.7 million from the direct deposit by the banks, in proportion to their respective shares of the portfolio, of a subordinated deposit serving as a first loss;

- The second, which was entered into with a leading foreign bank, calls for the hedging of the remaining risk (€ 1,794.9 million).

For the purposes of capital absorption, instead of 100%, the underlying loans were weighted at 0% for the first CDS, and at 20% for the second CDS.
The individual banks are also responsible for the first loss of about 2.25% of the amount of securitised loans, which results in capital absorption of the same amount.

The transaction has a duration of 7 years. However, UniCredito Italiano, for itself and in the name of and on behalf of the other participating banks, will have the right, but not the obligation, to terminate the CDS starting in the third year. During the first three years, UniCredito and/or the other banks will have the option to substitute loans, which, in the meantime have been repaid, with other loans meeting the same requirements. If the advance termination option is not exercised, the option to substitute expired/repaid loans will no longer be available in the subsequent period.

The portfolio is broken down as follows:

(Amounts in millions of €) Company	UniCredito Italiano	Credito Italiano	Cariverona	Banca Mediocredito	Total	Incidence %
Senior	664.1	906.2	152.5	72.1	1,794.9	86.50%
Mezzanine	86.3	117.8	19.9	9.4	233.4	11.25%
Junior (first loss)	17.3	23.6	3.9	1.9	46.7	2.25%
Total	**767.7**	**1,047.6**	**176.3**	**83.4**	**2,075.0**	**100.00%**

Third party securitisation transactions

As at 31 December 2001, the following positions from third party securitisation transactions were included in the securities portfolio:

Investment securities

- junior subordinated bonds with face value (= book value) of € 9.5 million arising from the securitisation of Harbourmaster CLO1 (at the London branch of UCI).

The transaction was carried out during the first quarter of 2001 through the securitisation of performing loans of premier customers on the international market and the issuance of bonds maturing in 2013 (senior bonds in the amount of € 471 million, junior subordinated bonds of € 32 million, and combination notes of € 10 million, with the latter comprising both senior and subordinated bonds).

Trading securities

Bonds held by UniCredito Italiano:

Mezzanine bonds:

- Trevi Finaz (company of the Banco Roma Group), book value of € 30 million – price, 100,00;
- Soc. Cart. Proventi del Lotto, book value of € 50 million - price, 100,00.

As at 31 December 2001 trading securities also included senior bonds of € 25 million issued by Locat Sec. (Originator: Locat S.p.A.).

Section 12 MANAGEMENT AND BROKERAGE ON BEHALF OF THIRD PARTIES

12.1 Securities Dealing

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Purchases	-	-
1. settled	-	-
of which: derivatives	-	-
2. unsettled	-	-
*of which: derivatives **	-	-
b) Sales	-	**536**
1. settled	-	536
of which: derivatives	-	-
2. unsettled	-	-
*of which: derivatives **	-	-

* Meaning transactions related to open positions.

12.2 Asset management accounts

No operations in this area.

12.3 Custody and administration of securities

(Amounts in thousands of €)

	AMOUNTS AS AT 31.12.2001	AMOUNTS AS AT 31.12.2000
a) Third party securities on deposit (excluding asset management accounts)	-	-
1. securities issued by the bank that prepares accounts	-	-
2. other securities	72,446,190	51,365,370
	72,446,190	**51,365,370**
of which: - security	-	-
- collateral	*2,776*	*54*
- custody	*72,443,414*	*51,365,316*
b) Third party securities deposited with third parties	**70,392,860**	**51,857,490**
c) Investment and trading securities deposited with third parties	**11,331,010**	**11,165,498**

12.4 Loan Collection on Behalf of Third Parties: Debit and Credit Adjustments

(Amounts in thousands of €)	AMOUNTS AS AT	
	31.12.2001	31.12.2000
a) Debit adjustments		
1. other accounts	40,789	301,640
	40,789	**301,640**
b) Credit adjustments		
1. transferors' bills and documents	40,768	301,570
	40,768	**301,570**
Balance (a - b)	**21**	**70**

Note: a) **1. Other bills for collection**, securities, bond coupons and other documents sent to third parties for collection without debits to account.

b) **1. Transferors' bills and documents**, other credit instruments and documents received subject to collection and after collection from customers and banks.

12.5 Other transactions

(Amounts in thousands of €)	AMOUNTS AS AT	
	31.12.2001	31.12.2000
Other third party securities on deposit		
1. security	-	-
2. collateral	68	62
3. custody	506,425	377,522
	506,493	**377,584**
Other third-party securities deposited with third parties	***68***	***37,478***
Other investment and trading securities deposited with third parties	**64,542**	**62**

Section 1 INTEREST

Interest, income and similar charges are detailed as follows:

(Amounts in thousands of €)

ITEMS	2001	2000
10. Interest income and similar revenues	**2,277,944**	**1,490,147**
20. Interest expense and similar charges	**2,585,551**	**1,687,751**

1.1 Composition of Item 10 "Interest income and similar revenues"

(Amounts in thousands of €)

	2001	2000
a) on loans to banks	1,227,516	809,471
of which: on loans to central banks	*12,472*	*974*
b) on loans to customers	387,247	241,148
c) on debt securities	653,802	430,185
d) other interest income	9,379	9,343
e) positive balances of hedging transaction differentials	-	-
Total	**2,277,944**	**1,490,147**

1.2 Composition of Item 20 "Interest expense and similar charges"

(Amounts in thousands of €)

	2001	2000
a) on amounts due to banks	1,482,117	883,218
b) on amounts due to customers	164,723	137,797
c) on securities in issue	362,987	311,085
of which: certificates of deposit	*123,761*	*137,907*
d) on deposits received in administration	-	-
e) on subordinated debt	451,817	230,072
f) negative balances of hedging transaction differentials	123,907	125,579
Total	**2,585,551**	**1,687,751**

1.3 Details of Item 10 "Interest income and similar revenues"

(Amounts in thousands of €)

	2001	2000
a) on assets denominated in foreign currencies	467,850	517,617
b) on assets denominated in €	1,810,094	972,530
Total	**2,277,944**	**1,490,147**

1.4 Details of Item 20 "Interest expense and similar charges"

(Amounts in thousands of €)

	2001	2000
a) on liabilities denominated in foreign currencies	807,922	630,385
b) on liabilities denominated in €	1,653,722	931,787
	2,461,644	**1,562,172**
c) negative balances of hedging transaction differentials	123,907	125,579
Total	**2,585,551**	**1,687,751**

Section 2 COMMISSIONS

Commissions were broken down as follows:

(Amounts in thousands of €)

ITEMS	2001	2000
40. Commission income	**42,885**	**26,135**
50. Commission expense	**25,554**	**8,417**

2.1 Composition of Item 40 "Commission income"

(Amounts in thousands of €)	2001	2000
a) guarantees given	**11,999**	**5,882**
b) loan related derivatives	**216**	**676**
c) administration, brokerage and consultancy services:		
1. security dealing	-	-
2. currency dealing	4,069	801
3. asset management accounts	-	-
3.1 individual	-	-
3.2 collective	-	-
4. custody and administration of securities	1,290	2
5. depository bank	-	-
6. placement of securities	1	2
6.1 mutual funds	-	-
6.2 other securities	*1*	*2*
7. acceptance of trading instructions	-	-
8. consultancy activities	-	-
9. distribution of third party services	-	-
9.1 asset management accounts	-	-
a) individual	-	-
b) collective	-	-
9.2 insurance products	-	-
9.3 other products	-	-
	5,360	**805**
d) collection and payment services	**5,466**	**2,006**
e) servicing for securitisation transactions	**-**	**-**
f) tax collection services	**-**	**-**
g) other services	**19,844**	**16,766**
Total	**42,885**	**26,135**

Sub-item g) "Other services" was broken down as follows:

(Amounts in thousands of €)	2001	2000
- Loans made	10,793	15,442
- Securities services	6,867	268
- Refunds and sundry recoveries	1,914	600
- Other	270	456
	19,844	**16,766**

2.2 Details of Item 40 "Commission income": Distribution channels for products and services

No operations in this area.

2.3 Composition of Item 50 "Commission expense"

(Amounts in thousands of €)	2001	2000
a) guarantees received	**2,369**	**734**
b) loan related derivatives	**189**	**36**
c) administration and brokerage services:		
1. security dealing	-	-
2. currency dealing	1,317	808
3. asset management accounts	-	-
3.1 bank portfolio	-	-
3.2 third party portfolio	-	-
4. custody and administration of securities	5,257	592
5. placement of securities	-	-
6. off-site distribution of securities, products and services	-	-
	6,574	**1,400**
d) collection and payment services	**812**	**154**
e) other services	**15,610**	**6,093**
Total	**25,554**	**8,417**

Sub-item e) "Other services" was broken down as follows:

(Amounts in thousands of €)	2001	2000
- Loans made	-	2
- Securities services	12,202	3,683
- Rental of safe deposit boxes	7	4
- Other	3,401	2,404
	15,610	**6,093**

Section 3 TRADING PROFITS

Trading profits are reported below:

(Amounts in thousands of €)

ITEM	2001	2000
60. Trading profits (losses)	**-77,558**	**26,653**

3.1 Composition of Item 60 "Trading profits (losses)"

(Amounts in thousands of €)

2001 ITEMS/TRANSACTIONS	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS
A.1 Revaluations	107,743	-	15,925
A.2 Write-downs	-113,514	-	-31,058
B. Other profits/losses	-36,812	18,967	-38,809
Totals	**-42,583**	**18,967**	**-53,942**
1. Government securities	-4,843		
2. Other debt securities	10,212		
3. Variable-yield securities	-50,437		
4. Derivative contracts on securities *	2,485		
** of which: - A.1 Revaluations*	*72,754*		
- A.2 Write-downs	*-72,754*		
- B. Other profits/losses	*2,485*		

(Amounts in thousands of €)

2000 ITEMS/TRANSACTIONS	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS
A.1 Revaluations	90,635	-	16,319
A.2 Write-downs	-76,846	-	-16,318
B. Other profits/losses	-5,796	23,622	-4,963
Totals	**7,993**	**23,622**	**-4,962**
1. Government securities	4,940		
2. Other debt securities	2,085		
3. Variable-yield securities	4,176		
4. Derivative contracts on securities *	-3,208		
** of which: - A.1 Revaluations*	*75,057*		
- A.2 Write-downs	*-75,057*		
- B. Other profits/losses	*-3,208*		

Section 4 ADMINISTRATIVE COSTS

The total of administrative costs was as follows:

ITEM (Amounts in thousands of €)	2001	2000
80. Administrative costs	**356,272**	**391,347**

Composition of Item 80 "Administrative costs"

(Amounts in thousands of €)	2001	2000
a) Payroll costs		
- wages and salaries	143,786	150,479
- social security contributions	45,095	53,449
- severance pay	9,070	10,432
- pensions and similar benefits	-	813
- other costs	2,517	2,894
Total payroll costs	**200,468**	**218,067**
b) Other administrative costs:		
indirect taxes and dues:		
- stamp tax	240	366
- registration tax	50	53
- municipal property tax (ICI)	1,272	1,239
- replacement tax	7	-
- other taxes and duties	1,687	1,417
	3,256	**3,075**
miscellaneous costs and expenses:		
- remuneration paid to outside professionals	42,854	35,010
- compensation and fees paid to directors and statutory auditors	1,917	2,186
- insurance	1,149	1,450
- advertising	15,302	17,488
- donations	488	205
- rental of electronic equipment and software	1,721	1,561
- postage, telephone, telegraph and telex	5,686	5,189
- printing and stationery	534	794
- various office equipment	837	598
- internal and external surveillance of premises	688	994
- credit information and searches	377	228
- provision of various services by third parties	47,130	68,870
- transport and safekeeping of valuables and documents	551	2,771
- cleaning of premises	1,095	1,786
- repair and maintenance of furniture, machinery and equipment	2,631	2,605
- maintenance of premises	2,701	5,000
- travelling expenses	5,349	4,062
- various hire charges	1,895	950
- rental expenses	9,327	7,531
- electricity, gas, heating, porterage and drinking water	2,397	2,109
- other costs	7,919	8,818
	152,548	**170,205**
Total other administrative costs	**155,804**	**173,280**
Total *	**356,272**	**391,347**

(* - 2001) including € 99,312 thousand reimbursed by Group companies and included in Item 70 "Other operating income"; to be specific: € 53,714 thousand for costs associated with seconded staff, and € 45,598 thousand for miscellaneous services.

4.1 Average number of employees by category

	2001	2000
a) Senior managers	136	106
b) 3rd and 4th level management officers	816	739
c) Remaining staff	1,302	1,916
Total	**2,254**	**2,761**

This figure is calculated as the arithmetic mean of the number of employees at the end of the period and the number at the end of the prior period.

Section 5 WRITE-DOWNS, WRITE-BACKS AND PROVISIONS

Write-downs, write-backs and provisions are as follows:

(Amounts in thousands of €)

ITEMS	2001	2000
90. Write-downs of intangible and tangible fixed assets	**26,126**	**25,939**
100. Provisions for risks and charges	**50,464**	**188,332**
120. Write-downs of loans and provisions for guarantees and commitments	**88,695**	**67,875**
130. Write-backs of loans and provisions for guarantees and commitments	**19,720**	**49,836**
140. Provisions to loan loss reserves	**-**	**16,527**
150. Write-downs of financial investments	**193,027**	**36,449**
160. Write-backs of financial investments	**14,979**	**17,071**

Please refer to Notes to the Accounts, Part A), Section 1, "Description of Accounting Principles" for details on the determination of write-downs, write-backs and provisions.

Composition of Item 90 "Write-downs of intangible and tangible fixed assets"

(Amounts in thousands of €)	2001	2000
Write-downs of tangible assets:		
- property	7,846	7,851
- movables	1,561	1,530
- equipment	5,268	5,010
	14,675	**14,391**
Write-downs of intangible assets:		
- intangible assets	5,841	7,155
- costs associated with "Capital increase"	1,757	1,767
- other capitalised costs	3,853	2,626
	11,451	**11,548**
Total	**26,126**	**25,939**

Depreciation provisions for tangible assets were determined using the rates set forth below.

In addition, accelerated depreciation was applied (but not to properties) at the above-noted rates, in an amount equal to € 2,719 thousand.

For the first year of service, rates were reduced by one half.

Assets valued at less than € 516.46 (previously Lit. 1 million) were charged in full to the profit and loss account.

Properties	3.00%
Movables:	
- furnishings	15.00%
- furniture and ordinary office machinery	12.00%
- motor vehicles	25.00%
Equipment:	
- equipment and electronic machinery	20.00%
- alarm, photography and other equipment	30.00%
- electronic telephone systems	20.00%
- lifting apparatuses	7.50%
- other equipment (safety equipment, air conditioning, heating, electrical, etc.)	15.00%

Composition of Item 100 "Provisions for risks and charges"

	2001	2000
Provisions to "reserves for risks and charges":		
- sub-item c) "Other reserves":		
other reserves for risks and charges	50,464	188,332
Total	**50,464**	**188,332**

The allocation in 2001 was made to cover projected charges of various types: € 1,240 thousand for future charges for equity investments and to cover the processing of bond coupons at foreign branches; € 44,997 thousand corresponding to the tax benefits under Legislative Decree 153/99 (this amount was allocated in the event of the negative outcome of the action to contest the decision of the European Commission regarding alleged state subsidies); € 4,227 thousand for staff-related charges, and especially for the separation bonuses for 2002 (€ 2,600 thousand), unused vacation days and disputes.

Composition of Item 120 "Write-downs of loans and provisions for guarantees and commitments"

(Amounts in thousands of €)

	2001	2000
Write-downs of loans:		
- to banks	3,042	14,726
- to customers	82,073	47,478
of which: to associated companies (other than Group companies)	*1,730*	-
	85,115	**62,204**
Provisions to "reserves for risks and charges":		
- sub-item d) "Other reserves":		
provisions for guarantees and commitments	3,580	5,671
	3,580	**5,671**
Total	**88,695**	**67,875**

This item included the amounts necessary to reduce loans to their estimated realisable value, as well as provisions to cover calculated losses in value of guarantees and commitments.

To be specific, "write-downs of loans" were broken down as follows:

(Amounts in thousands of €)

- non-performing loans with respect to principal	53,345
- watch-list items	6,715
- restructured loans	17,303
- country risk	6,022
- performing loans	1,730
	85,115

Composition of Item 130 "Write-backs of loans and provisions for guarantees and commitments"

(Amounts in thousands of €)	2001	2000
- write-backs of loans	17,945	49,082
- write-backs of provisions for guarantees and commitments	1,775	754
Total	**19,720**	**49,836**

Amounts reported under "Write-backs of loans" were for recoveries of loans written down in prior periods (in particular for Croatia – due to the improvement in the risk category – and Russia – due to the reduction of the write-down rate and return on exposure).

To be specific, "Write-backs of loans" were broken down as follows:

(Amounts in thousands of €)

- non-performing loans with respect to principal	1,467
- watch-list items	1,468
- restructured loans	-
- country risk	15,010
- overdue interest	-
	17,945

Composition of Item 140 "Provisions to loan loss reserves"

(Amounts in thousands of €)	2001	2000
- Provisions to loan loss reserve	-	16,527
Total	**-**	**16,527**

In 2000 this item included provisions for potential loan risks with respect to principal, in order to obtain the tax benefits under paragraph 3, Article 71 of Presidential Decree 917/86.

Composition of Item 150 "Write-downs of financial investments"

(Amounts in thousands of €)	2001	2000
- write-downs of securities	98,908	36,216
- write-downs of equity investments	94,119	233
Total	**193,027**	**36,449**

This item included write-downs of unguaranteed bonds resulting from restructured credit facilities from foreign Countries, and of those issued by countries at risk (which were classified under investment securities), as well as equity investments, as reported in detail in the relevant sections of "Notes to the Balance Sheet".

Composition of Item 160 "Write-backs of financial investments"

(Amounts in thousands of €)	2001	2000
- write-backs of securities	14,860	15,086
- write-backs of equity investments	119	1,985
Total	**14,979**	**17,071**

This item included the recovery of principal write-downs reported in prior periods for unguaranteed bonds resulting from restructured credit facilities from foreign Countries and for bonds issued by countries at risk. For further details, see "Notes to the Balance Sheet".

5.1 Composition of Item 120 "Write-downs of loans and provisions for guarantees and commitments"

(Amounts in thousands of €)	2001	2000
a) Write-downs of loans:	85,115	62,204
of which: - general write-downs for country risk	*6,022*	*21,960*
- other general write-downs	-	*20,658*
b) Provisions for guarantees and commitments	3,580	5,671
of which: - general provisions for country risk	*2,297*	*3,834*
- other general provisions	-	-
Total	**88,695**	**67,875**

Section 6 OTHER ITEMS OF THE PROFIT AND LOSS ACCOUNT

(Amounts in thousands of €)

ITEMS	2001	2000
30. Dividends and other revenues	2,345,753	1,773,760
70. Other operating income	124,345	205,369
110. Other operating expenses	28,253	45,252
180. Extraordinary income	182,371	705,358
190. Extraordinary charges	36,584	68,453
220. Income tax for the period	451,032	546,227

Composition of Item 30 "Dividends and other revenues"

(Amounts in thousands of €)	2001	2000
Dividends collected during the year:	**422,937**	**369,180**
a) on shares, interests and other variable yield securities	**4,735**	**-**
b) on equity investments	**29,775**	**20,836**
c) on equity investments in Group companies	**388,427**	**348,344**
- Cassa di Risparmio di Trieste Banca S.p.A.	3,504	-
- Cordusio Società Fiduciaria per Azioni	902	-
- Credit Carimonte S.p.A.	130,201	134,699
- Fiditalia S.p.A.	-	3,438
- Pioneer Investment Management Limited	63,859	84,682
- Pioneer Investment Management S.A.	45,000	-
- Rolo Banca 1473 S.p.A.	118,079	123,089
- Tyrerescom Limited	1,892	653
- UniCredit Finance Corporation Limited	22,640	-
- UniCredito Capital Italia Advisory Company S.A.	2,350	-
- Xelion SIM S.p.A. (ex UniCreditsim S.p.A.)	-	1,783
Dividends reported on an accrual basis:	**1,922,816**	**1,404,580**
c) on equity investments in Group companies	**1,922,816**	**1,404,580**
- Banca CRT S.p.A.	449,687	263,270
- Bank Pekao	95,804	-
- Banque Monegasque de Gestion S.A.	-	3,000
- Bulbank A.D.	24,033	87,086
- Cariverona Banca S.p.A.	487,830	391,837
- Cassa di Risparmio di Trento e Rovereto S.p.A.	51,406	39,025
- Cassa di Risparmio di Trieste Banca S.p.A.	20,562	11,384
- Cassamarca S.p.A.	67,500	49,358
- Cordusio Società Fiduciaria per Azioni	1,859	82
- Credito Italiano S.p.A.	471,518	442,857
- GestiCredit S.G.R.p.A.	15,373	19,060
- Locat S.p.A.	14,952	15,206
- Pioneer Alternative Investment Management LTD	-	4,012
- Pioneer Investment Management Limited	3,420	19,485
- Pioneer Investment Management S.A.	3,000	32,237
- Pioneer Investment Management S.G.R.p.A.	-	1,449
- Splitska Banka d.d.	-	903
- UniCredit Banca Mobiliare S.p.A.	188,829	-
- UniCredit Factoring S.p.A.	3,515	2,041
- UniCredit Finance Corporation Limited	-	4,234
- UniCredit Suisse Bank S.A.	1,396	-
- UniCredito Capital Italia Advisory Company S.A.	150	2,554
- UniCredito Italiano Bank (Ireland) P.L.C.	21,982	15,500
Total	**2,345,753**	**1,773,760**
of which, tax credit: - on dividends collected	*101,104*	*104,580*
- on dividends reported on an accrual basis	*638,292*	*457,159*

6.1 Composition of Item 70 "Other operating income"

(Amounts in thousands of €)	2001	2000
Debits to third parties:	**1,453**	**145**
- tax reimbursements	70	34
- on deposits and current accounts	1,383	111
Miscellaneous income:	**122,892**	**205,224**
- rental income	11,175	5,573
- reimbursement of expenses for staff seconded to other entities	53,714	12,171
- reimbursements of various amounts due in prior periods	7,392	2,042
- reimbursements for various assets related to prior periods	2,304	3,332
- other *	48,307	182,106
Total	**124,345**	**205,369**

(* 2001) including € 45,598 thousand from Group companies for miscellaneous services.
(* 2000) including € 31,364 thousand for differentials collected for estimates reported on derivatives to hedge expired indexed bonds, and € 145,439 thousand from Group companies for miscellaneous services.

6.2 Composition of Item 110 "Other operating expenses"

(Amounts in thousands of €)	2001	2000
Payments for fixed assets under financial leases	337	8
Adjustments of conditions affecting prior periods	7,935	6,338
Restitutions for revenues from services regarding prior periods	31	244
Other expenses *	19,950	38,662
Total	**28,253**	**45,252**

(* 2001) including € 16,288 thousand for the non-deductible amount of the withholding on dividends from foreign subsidiaries.
(* 2000) including € 31,382 thousand for a higher redemption at maturity of expired indexed bonds.

6.3 Composition of Item 180 "Extraordinary income"

(Amounts in thousands of €)	2001	2000
Dividends collected on equity investments for which dividends were also reported on an accrual basis: [a]	**-**	**649,176**
- Banca CRT S.p.A.	-	231,176
- Cariverona Banca S.p.A.	-	279,797
- Cassa di Risparmio di Trento e Rovereto S.p.A.	-	28,890
- Cassamarca S.p.A.	-	29,217
- UniCredit Finance Corporation Limited	-	3,669
- UniCredito Italiano Bank (Ireland) P.L.C.	-	8,400
- Locat S.p.A.	-	13,034
- Cordusio Società Fiduciaria per Azioni	-	2,049
- GestiCredit S.G.R.p.A.	-	27,483
- Pioneer Alternative Investment Management Limited	-	951
- Pioneer Investment Management S.A	-	12,410
- Pioneer Investment Management S.G.R.p.A.	-	929
- Pioneer Investment Management Limited	-	9,153
- UniCredito Capital Italia Advisory Company S.A.	-	1,637
- UniCredit Factoring S.p.A.	-	381
Profits on sales of:	**87,294**	**22,370**
- property	478	119
- investment securities [b]	29,709	27
- equity investments [c]	56,874	21,977
- other assets	233	247
Contingent gains and reversal of liabilities:	**95,077**	**33,812**
- excess provisions to taxation reserve	9,917	15,229
- reimbursement of taxes of foreign branches	5,163	2,673
- reimbursement of 2000 income taxes	9,533	-
- deferred tax assets related to prior periods	39,795	2,709
- excess provisions to "reserves for risks and charges":		
- reserves for write-downs of guarantees and commitments	*5,165*	-
- other reserves	*16,423*	-
- exchange differences	7,265	1,321
- miscellaneous	1,816	11,880
Total	**182,371**	**705,358**

a. 2000 – Including the tax credit on dividends collected of € 226,793 thousand.
b. 2001 – Approximately € 40 million of the profit from the sale of investment securities was due to the valuation at the exchange rate on the sale date less the loss of € 13 million for the related hedging transaction, and € 10 million for exchange losses.
c. 2001 – Details on profits from the sale of equity investments are provided in Part B, Section 3 of the Notes to the Accounts.

6.4 Composition of Item 190 "Extraordinary charges"

(Amounts in thousands of €)

	2001	2000
Losses on sales of:	**13,432**	**49,508**
- property	-	-
- investment securities	7,834	-
- equity investments	5,573	49,112
- other assets	25	396
Contingent losses and reversal of assets:	**23,152**	**18,945**
- payroll costs due to separation bonuses	-	747*
- deferred taxes related to prior periods	-	15,700
- provisions to severance pay reserve	-	130
- differences between dividends reported on an accrual basis in 2000 and those actually collected in 2001	7,384	-
- loss for 2001 of Credito Fondiario before the spin-off	7,056	-
- miscellaneous	8,712	2,368
Total	**36,584**	**68,453**

(* 2000) In addition to € 3,615 thousand covered through the use of provisions that were previously made to the reserve for risks and charges.

6.5 Composition of Item 220 "Income taxes for the period"

(Amounts in thousands of €)

	2001	2000
1. Current taxes:	**264,205**	**90,637**
- IRPEG (corporate income taxes)	250,000	79,535
- Local taxes owed by foreign branches in the countries in which they operate	14,205	11,102
2. Changes in deferred tax assets	**12,290**	**1,339**
3. Changes in deferred taxes	**174,537**	**454,251**
4. Income tax for the period (1+2+3)	**451,032**	**546,227**

Section 7 OTHER NOTES TO THE PROFIT AND LOSS ACCOUNT

7.1 Geographical distribution of income

(Amounts in thousands of €)

	2001	2000
Geographical distribution of income related to items 10, 30, 40, 60 and 70 of the profit and loss account		
- Italy	4,110,080	2,937,626
- Other EU countries	292,422	285,158
- Other countries	314,730	299,280
Total	**4,717,232**	**3,522,064**

Classified on the basis of areas where our branches are domiciled for transaction purposes.

Section 1 DIRECTORS AND STATUTORY AUDITORS

1.1 Remuneration

Below is the remuneration due to directors and statutory auditors including tax charges:

(Amounts in thousands of €)	2001	2000
a) Directors	4,423	4,152
b) Statutory auditors	467	348
Total	**4,890**	**4,500**

Remuneration paid to Directors, Statutory Auditors and General Managers
(pursuant to Article 78 of CONSOB Resolution No. 11971 of 14 May 1999)

(Amounts in thousands of €)

INDIVIDUAL	DESCRIPTION OF POSITION			REMUNERATION			
FIRST AND LAST NAME	POSITION HELD	COMPANY	DURATION OF POSITION	COMPENSATION FOR POSITION	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER REMUNE-RATION
DIRECTORS							
Francesco Cesarini	Chairman *	UniCredito Italiano	08.01 - 31.12.01	106	1	-	212
	Deputy Chairman *	Rolo Banca 1473	27.04 - 31.12.01	42	2	-	3
	Director	Credit Carimonte	01.01 - 31.12.01	3	-	-	-
Eugenio Caponi	Dep. Chairman Vicar. *	UniCredito Italiano	01.01 - 31.12.01	108	1	-	10
	Chairman *	Clarima S.p.A.	28.02 - 31.12.01	12	-	-	-
	Director	UniCredit Banca Mob.	01.01 - 31.12.01	14	-	-	-
	Director	Xelion Sim S.p.A.	14.03 - 31.12.01	12	-	-	-
Fabrizio Palenzona	Deputy Chairman *	UniCredito Italiano	01.01 - 31.12.01	108	1	-	9
	Director	UniCredit Banca Mob.	01.01 - 31.12.01	13	-	-	-
Alessandro Profumo	Managing Dir./CEO *	UniCredito Italiano	01.01 - 31.12.01	67	4	981	1,444
Franco Bellei	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	4
	Managing Dir./CEO *	Rolo Banca 1473	01.01 - 31.12.01	62	3	-	213
	Chairman	Gespro	01.01 - 26.06.01	9	-	-	-
	Director	Banca dell'Umbria	01.01 - 31.12.01	23	-	-	2
	Director	S+R Inv. e Gest.	01.01 - 31.12.01	5	-	-	3
	Director	Cassa Risp. Carpi	01.01 - 31.12.01	36	-	-	3
	Director	Credit Carimonte	01.01 - 31.12.01	8	-	-	-
	Director	RoloPioneer	27.01 - 31.12.01	2	-	-	1
	Director	Mediocr. dell'Umbria	10.04 - 31.12.01	7	-	-	1
Roberto Bertazzoni	Director *	UniCredito Italiano	01.01 - 31.12.01	67	1	-	6
	Director *	Rolo Banca 1473	01.01 - 31.12.01	62	3	-	5
Mario Cattaneo	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	4
Philippe Citerne	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	2
Carlo Delaini	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	3
	Director *	Medioven.Banca S.p.A.	23.04 - 31.12.01	20	1	-	-
	Director *	Cariverona Banca	01.01 - 31.12.01	39	1	-	-
Leonardo Del Vecchio	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	2

(Amounts in thousands of €)

INDIVIDUAL	DESCRIPTION OF POSITION			REMUNERATION			
FIRST AND LAST NAME	POSITION HELD	COMPANY	DURATION OF POSITION	COMPENSATION FOR POSITION	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER REMUNE-RATION
Candido Fois	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	5
Francesco Giacomin	Director *	UniCredito Italiano	01.01 - 31.12.01	67	1	-	6
Franzo Grande Stevens	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	3
Mario Greco	Director *	UniCredito Italiano	14.05 - 31.12.01	43	1	-	2
Maurizio Lotti	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	4
Achille Maramotti	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	4
	Director	Rolo Banca 1473	01.01 - 31.12.01	31	3	-	2
Angelo Marchiò	Director *	UniCredito Italiano	01.01 - 05.05.01	23	1	-	3
	Director	Rolo Banca 1473	01.01 - 27.04.01	20	1	-	1
Luca Remmert	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	4
	Director	Clarima S.p.A.	28.02 - 31.12.01	8	-	-	-
	Director	Xelion Sim S.p.A.	14.03 - 31.12.01	12	-	-	1
Giovanni Vaccarino	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	4
Anthony Wyand	Director	UniCredito Italiano	01.01 - 31.12.01	34	1	-	2
STATUTORY AUDITORS							
Gian Luigi Francardo	Chairm. Board of Audit.	UniCredito Italiano	01.01 - 31.12.01	55	1	-	-
	Chairm. Board of Audit.	Pioneer Global	01.01 - 31.12.01	25	-	-	1
	Designated auditor	CR Trieste	01.01 - 31.12.01	17	2	-	1
Giorgio Arena	Designated auditor	UniCredito Italiano	01.01 - 13.12.01	39	1	-	-
	Chairm. Board of Audit.	Rolo Banca 1473	01.01 - 10.12.01	29	3	-	-
	Chairm. Board of Audit.	Credit Carimonte	01.01 - 31.12.01	15	-	-	-
	Chairm. Board of Audit.	UniCredit Factoring	01.01 - 31.12.01	8	-	-	1
	Designated auditor	UniCredit Servizi Infor.	01.01 - 31.12.01	6	-	-	-
Giorgio Loli	Designated auditor	UniCredito Italiano	01.01 - 31.12.01	41	1	-	-
	Designated auditor	Locat Rent	01.01 - 31.12.01	3	-	-	-
Aldo Milanese	Designated auditor	UniCredito Italiano	01.01 - 31.12.01	41	1	-	-
	Designated auditor	Banca CRT	01.01 - 31.12.01	30	-	-	-
	Chairm. Board of Audit.	Clarima S.p.A.	01.01 - 31.12.01	10	-	-	-
	Designated auditor	UniRiscossioni	01.01 - 31.12.01	8	-	-	-
Roberto Timo	Designated auditor	UniCredito Italiano	01.01 - 31.12.01	41	1	-	-
Giuseppe Armenise	Reserve auditor	UniCredito Italiano	01.01 - 13.12.01	-	-	-	-
	Designated auditor	UniCredito Italiano	14.12 - 31.12.01	2	-	-	-
	Designated auditor	Credito Italiano	01.01 - 31.12.01	26	2	-	-
	Designated auditor	Cassamarca	01.01 - 31.12.01	23	2	-	2
Marcello Ferrari	Reserve auditor	UniCredito Italiano	01.01 - 31.12.01	-	-	-	-
	Designated auditor	Rolo Banca 1473	01.01 - 31.12.01	26	3	-	-

* Executive Committee Members

The remuneration owed to Mr. Wyand was paid to C.G.N.U. Plc.

The remuneration owed to Mr. Mario Greco was paid to RAS S.p.A.

The remuneration for the duties of Mr. Alessandro Profumo as Director of other Group companies was not reported since it was paid directly to UniCredito Italiano S.p.A.

1.2 Loans and guarantees issued

Loans and guarantees provided in favour of directors and statutory auditors were as follows:

(Amounts in thousands of €)	2001	2000
a) Directors	1,133,132	655,825
b) Statutory auditors	272	272
	1,133,404	**656,097**

Amounts include transactions generated, in accordance with current laws, with companies in which the company Directors and Statutory Auditors of the Parent Company have an interest.

Section 2 STOCK OPTIONS

Stock Options Allocated to Directors and General Managers

(pursuant to Article 78 of CONSOB Resolution No. 11971 of 14 May 1999)

INDIVIDUAL	ALLOTMENT RIGHTS OR OPTIONS GRANTED DURING THE PERIOD					ALLOTMENT OF SHARES OR EXERCISE OF OPTIONS CARRIED OUT DURING THE PERIOD		
	FREE ALLOTMENT OF SHARES		PURCHASE OR SUBSCRIPTION OPTIONS					
FIRST AND LAST NAME	NUMBER OF SHARES TO BE ALLOTTED	ALLOTMENT DATE	NO. OF SHARES AVAILABLE FOR PURCHASE OR SUBSCRIPTION	OPTION STRIKE PRICE PER SHARE	EXERCISE PERIOD	NUMBER OF SHARES ALLOTTED	NUMBER OF SHARES PURCHASED OR SUBSCRIBED	STRIKE PRICE
Alessandro Profumo	-	-	4,000,000	€ 4.987	-	424	-	-

Stock Options Allotted to Employees °

	2001				2000		
	NO. OF SHARES		AVERAGE STRIKE PRICE	MARKET PRICE	NO. OF SHARES	AVERAGE STRIKE PRICE	MARKET PRICE
1. Existing options as at 1.1.2001	18,635,000	*	€ 4.534	€ 5.559	-	-	-
2. New options allocated during the period	31,365,000	**	€ 4.987	€ 4.911	18,635,000	€ 4.534	€ 4.734
3. Options exercised during the period	-		-	-	-	-	-
4. Options expired during the period	-		-	-	-	-	-
5. Existing options as at 31.12.2001	50,000,000		€ 4.760	€ 4.494	18,635,000	€ 4.534	€ 5.572
6. of which: those available to be exercised as at 31.12.2001	-		-	-	-	-	-

Note: Each stock option corresponds to the right to subscribe to one common share of UniCredito Italiano S.p.A.

° Table data include the options assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

* Including 9,915,000 allocated to the staff of UniCredito Italiano S.p.A., and 8,720,000 allocated to the staff of federated banks and the Group's Italian companies.

** Including 16,035,000 allocated to the staff of UniCredito Italiano S.p.A., and 15,330,000 allocated to the staff of federated banks and the Group's Italian companies. For items 2, 3 and 4 the market price is the average at the various dates, weighted for the number of shares indicated; it is the actual price for items 1 and 5.

Free Allotment of Shares to All Employees °

	2001		2000	
Number of recipients	26,018	^	23,686	*
Number of shares allotted	10,518,062	^^	9,958,119	**
Percentage of capital stock	0.21		0.20	

° Table data include the shares assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

^ Including 2,427 for the staff of UniCredito Italiano S.p.A. and 23,591 for the staff of the federated banks and the Group's Italian companies.

^^ Including 979,758 for the staff of UniCredito Italiano S.p.A. and 9,538,304 for the staff of the federated banks and the Group's Italian companies.

* Including 2,255 for the staff of UniCredito Italiano S.p.A. and 21,431 for the staff of the federated banks and the Group's Italian companies.

** Including 939,875 for the staff of UniCredito Italiano S.p.A. and 9,018,244 for the staff of the federated banks and the Group's Italian companies.

Free Allotment of Shares to Middle Management

	2001		2000
Number of recipients	1,970	*	-
Number of shares allotted	1,956,250	**	-
Percentage of capital stock	0.04		-

* Including 84 for the staff of UniCredito Italiano S.p.A. and 1,886 for the staff of the federated banks and the Group's Italian companies.

** Including 98,000 for the staff of UniCredito Italiano S.p.A. and 1,858,250 for the staff of the federated banks and the Group's Italian companies.

Section 3 CASH FLOW STATEMENT

(Amounts in thousands of €)	2001	2000
Funds generated and collected		
Funds generated from operations:		
Net profit for the period	1,088,882	1,211,760
Provisions for loan losses	-	16,527
Write-downs (write-backs) of loans	67,170	13,123
Provision to employee severance pay reserve	9,069	10,431
Provision to reserve for retirement and similar obligations	-	813
Provision to taxation reserves and deferred taxes/deferred tax assets	401,319	543,334
Provisions for risks and charges – other	30,681	193,249
Write-downs (write-backs) of intangible and tangible fixed assets	26,127	25,939
Write-downs (write-backs) of financial investments	178,048	19,377
Total funds generated from operations	**1,801,296**	**2,034,553**
Total increase in capital and reserves:		
Capital stock *	1,225,821	12,404
Share premiums	-	65,423
Other reserves	58,852	-
Total increase in capital and reserves	**1,284,673**	**77,827**
Other funds collected:		
Subordinated debt	2,370,510	4,047,011
Due to banks	-16,374,959	38,661,499
Due to customers	1,365,302	1,107,005
Securities in issue	2,339,775	1,160,305
Accrued liabilities and deferred income	265,230	504,172
Other liabilities	-2,567,677	3,569,131
Total changes in other funds collected	**-12,601,819**	**49,049,123**
Total funds generated and collected	**-9,515,850**	**51,161,503**
Funds used and invested		
Dividends distributed	648,864	647,579
Use of provisions made to taxation reserve, employee severance pay reserve, reserves for risks and charges and other reserves *	1,403,581	667,716
Cash and deposits with central banks	34,849	39,408
Loans to banks	-11,108,005	33,680,984
Loans to customers	-1,560,143	3,520,527
Securities	202,143	8,839,113
Equity Investments	1,022,629	2,110,897
Intangible and tangible fixed assets	15,251	21,937
Accrued income and pre-paid expenses	293,675	521,564
Other assets	-468,694	1,111,778
Total funds used and invested	**-9,515,850**	**51,161,503**

(* 2001) Including € 1,217,067 thousand from the use of the Reserves for euro conversion of the Capital Stock.

Section 4 PARENT COMPANY OR EUROPEAN UNION PARENT COMPANY BANK

This provision is not applicable to UniCredito Italiano S.p.A., the Parent Company, which prepares consolidated accounts.

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

Annexes

The following tables form an integral part of the Accounts.

ANNEXES

- Reconciliation of Balance Sheet from a "Standard Accounting" Basis to a "Restated" Basis as at 31 December 2000
- Reconciliation of the Profit and Loss Account from a "Standard Accounting" Basis to a "Restated" Basis for 2000
- Forward Trading (Securities and Foreign Exchange) and Derivative Instruments (IOSCO tables)
- Credit and Debit Positions with Group Companies (as described in paragraph 3.2 of the Notes to Accounts)
- Credit and Debit Positions with Associated Companies (major non-Group companies)
- Revenue and Expense Accounts Resulting from Dealings with Subsidiary Companies and Companies Subject to Substantial Influence
- Composition of Item 70 "Equity Investments" (as described in paragraph 3.4 of the Notes to the Accounts)
- Composition of Item 80 "Equity Investments in Group Companies" (as described in paragraph 3.5 of the Notes to Accounts)
- Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts):
  - 3.6.1. Equity Investments in Group Companies;
  - 3.6.2 Other Equity Investments
- Information on Reserves and Funds
- Information on Tax Credit
- List of Properties (Article 10, Law 72/83)

Reconciliation of Balance Sheet from a "Standard Accounting" Basis to a "Restated" Basis as at 31 December 2000

Assets

(amounts in €)	Standard accounting basis	Exclusions for restatement	Restated basis
10. Cash and deposits with central banks and post offices	**39,731,405**	**-**	**39,731,405**
20. Treasury notes and similar securities eligible for refinancing at central banks	**2,381,736,025**	**-**	**2,381,736,025**
30. Loans to banks	**36,732,865,676**	**-**	**36,732,865,676**
a) on demand	9,499,774,071	-	9,499,774,071
b) other loans	27,233,091,605	-	27,233,091,605
40. Loans to customers:	**6,978,977,263**	**-**	**6,978,977,263**
of which:			
- loans with deposits received in administration	-	-	-
50. Bonds and other debt securities:	**10,462,271,437**	**-**	**10,462,271,437**
a) of government issuers	3,387,960,887	-	3,387,960,887
b) of banks	6,594,799,459	-	6,594,799,459
of which:			
- own securities	-	-	-
c) of financial institutions	352,532,909	-	352,532,909
of which:			
- own securities	-	-	-
d) of other issuers	126,978,182	-	126,978,182
60. Shares, interests and other variable yield securities	**201,791,923**	**-**	**201,791,923**
70. Equity Investments	**862,407,082**	**-**	**862,407,082**
80. Equity investments in Group companies	**9,815,297,738**	**-**	**9,815,297,738**
90. Intangible fixed assets	**17,275,601**	**-**	**17,275,601**
of which:			
- start-up costs	-	-	-
- goodwill	-	-	-
100. Tangible fixed assets	**177,913,625**	**-**	**177,913,625**
130. Other assets	**4,252,673,078**	**-226,793,267**	**4,025,879,811**
140. Accrued income and pre-paid expenses	**814,236,411**	**-**	**814,236,411**
a) accrued income	577,816,971	-	577,816,971
b) prepaid expenses	236,419,440	-	236,419,440
of which:			
- issue discount on securities	*3,595,827*	-	*3,595,827*
Total assets	**72,737,177,264**	**-226,793,267**	**72,510,383,997**

Liabilities and Shareholders' equity

(amounts in €)	Standard accounting basis	Exclusions for restatement	Restated basis
10. Due to banks:	**42,061,162,584**	**-**	**42,061,162,584**
a) on demand	17,796,604,100	-	17,796,604,100
b) on term or with notice	24,264,558,484	-	24,264,558,484
20. Due to customers:	**3,439,242,391**	**-**	**3,439,242,391**
a) on demand	1,018,600,442	-	1,018,600,442
b) on term or with notice	2,420,641,949	-	2,420,641,949
30. Securities in issue:	**6,755,133,780**	**-**	**6,755,133,780**
a) bonds	4,765,535,567	-	4,765,535,567
b) certificates of deposit	1,989,162,384	-	1,989,162,384
c) other securities	435,829	-	435,829
50. Other liabilities	**4,393,432,126**	**422,382,726**	**4,815,814,852**
60. Accrued expenses and deferred income	**637,948,545**	**-**	**637,948,545**
a) accrued expenses	506,240,425	-	506,240,425
b) deferred income	131,708,120	-	131,708,120
70. Reserve for employee severance pay	**75,291,288**	**-**	**75,291,288**
80. Reserves for risks and charges:	**864,318,891**	**-226,793,267**	**637,525,624**
a) reserve for pensions and similar obligations	21,016,697	-	21,016,697
b) taxation reserve	599,730,875	-226,793,267	372,937,608
c) other reserves	243,571,319	-	243,571,319
90. Loan loss reserves	**16,526,621**	**-**	**16,526,621**
110. Subordinated debt	**6,689,820,896**	**-**	**6,689,820,896**
120. Capital	**1,297,392,875**	**-**	**1,297,392,875**
130. Share premium reserve	**3,117,282,930**	**-**	**3,117,282,930**
140. Reserves	**1,918,157,299**	**-**	**1,918,157,299**
a) legal reserve	256,997,829	-	256,997,829
b) reserve for own shares or interests	-	-	-
c) statutory reserves	1,098,611,236	-	1,098,611,236
d) other reserves	562,548,234	-	562,548,234
150. Revaluation reserves	**259,642,095**	**-**	**259,642,095**
160. Retained earnings (losses)	**65,353**	**-**	**65,353**
170. Current period net profit (loss)	**1,211,759,590**	**-422,382,726**	**789,376,864**
Total liabilities and shareholders' equity	**72,737,177,264**	**-226,793,267**	**72,510,383,997**

Guarantees and Commitments

ITEMS	Standard accounting basis	Exclusions for restatement	Restated basis
10. Guarantees given	**2,421,962,603**	**-**	**2,421,962,603**
of which:			
- acceptances	*71,784,388*	-	*71,784,388*
- other guarantees	*2,350,178,215*	-	*2,350,178,215*
20. Commitments	**12,451,452,492**	**-**	**12,451,452,492**
of which:			
- for sales with repurchase obligation	-	-	-

Reconciliation of the Profit and Loss Account from a "Standard Accounting" Basis to a "Restated" Basis for 2000

Items

(amounts in €)

		Standard accounting basis	Exclusions and adjustments for restatement	Restated basis
10.	Interest income and similar revenues	1,490,146,768	-	1,490,146,768
	of which:			
	- on loans to customers	*241,147,912*	-	*241,147,912*
	- on debt securities	*430,185,051*	-	*430,185,051*
20.	Interest expense and similar charges	1,687,750,574	-	1,687,750,574
	of which:			
	- on amounts due to customers	*137,796,697*	-	*137,796,697*
	- on securities in issue	*311,085,428*	-	*311,085,428*
30.	Dividends and other revenues	1,773,759,667	-	1,773,759,667
	a) on shares, interests and other variable yield securities	-	-	-
	b) on equity investments	20,835,636	-	20,835,636
	c) on equity investments in Group companies	1,752,924,031	-	1,752,924,031
40.	Commission income	26,134,538	-	26,134,538
50.	Commission expense	8,416,918	-	8,416,918
60.	Trading profits	26,652,994	-	26,652,994
70.	Other operating income	205,368,504	-	205,368,504
80.	Administrative costs:	391,347,018	-	391,347,018
	a) Payroll costs	218,066,622	-	218,066,622
	of which:			
	- wages and salaries	*150,479,372*	-	*150,479,372*
	- social security contributions	*53,449,412*	-	*53,449,412*
	- severance pay	*10,431,554*	-	*10,431,554*
	- pensions and similar benefits	*812,886*	-	*812,886*
	b) other administrative costs	173,280,396	-	173,280,396
90.	Write-downs of intangible and tangible fixed assets	25,939,081	-	25,939,081
100.	Provisions for risks and charges	188,332,228	-75,351,062	112,981,166
110.	Other operating expenses	45,252,236	-	45,252,236
120.	Write-downs of loans and provisions for guarantees and commitments	67,875,125	-	67,875,125
130.	Write-backs of loans and provisions for guarantees and commitments	49,835,552	-	49,835,552
140.	Provisions to loan loss reserves	16,526,621	-	16,526,621
150.	Write-downs of financial investments	36,449,092	-	36,449,092
160.	Write-backs of financial investments	17,071,570	-	17,071,570
170.	**Profit (loss) before extraordinary items and income tax**	**1,121,080,700**	**75,351,062**	**1,196,431,762**
180.	Extraordinary income	705,358,138	-649,175,993	56,182,145
190.	Extraordinary charges	68,452,718	75,351,062	143,803,780
200.	**Extraordinary income (expenses) – net**	**636,905,420**	**-724,527,055**	**-87,621,635**
220.	Income tax for the period	546,226,530	-226,793,267	319,433,263
230.	**Net profit (loss) for the period**	**1,211,759,590**	**-422,382,726**	**789,376,864**

IOSCO tables: Forward Trading (securities and foreign exchange) and derivative instruments

Notional principal amounts broken down by type of contract and risk

(amounts in thousands of €) **AMOUNTS AS AT 31.12.2001**	**Interest rates**	**Exchange rates**	**Stock prices and indexes**	**Other**	**Totals**
Trading contracts	**650,363**	**-**	**298,938**	**-**	**949,301**
- unlisted	**404,863**	**-**	**8,315**	**-**	**413,178**
Forward trading	71,300	-	-	-	71,300
FRA	-	-	-	-	-
Swaps	328,678	-	-	-	328,678
Basis Swaps	3,385	-	-	-	3,385
Options purchased	1,500	-	8,315	-	9,815
Options sold	-	-	-	-	-
- listed	**245,500**	**-**	**290,623**	**-**	**536,123**
Futures purchased	245,500	-	195,850	-	441,350
Futures sold	-	-	94,773	-	94,773
Options purchased	-	-	-	-	-
Options sold	-	-	-	-	-
Non-trading contracts	**48,791,300**	**13,713,567**	**7,240,674**	**6,744**	**69,752,285**
- unlisted	**48,791,300**	**13,643,740**	**4,696,375**	**3,372**	**67,134,787**
Forward trading	-	13,136,204	-	-	13,136,204
FRA	2,188,767	-	-	-	2,188,767
Swaps	45,466,376	325,767	-	-	45,792,143
Basis Swaps	738,058	111,942	-	-	850,000
Options purchased	228,959	69,827	3,880,381	3,372	4,182,539
Options sold	169,140	-	815,994	-	985,134
- listed	**-**	**69,827**	**2,544,299**	**3,372**	**2,617,498**
Futures purchased	-	-	-	-	-
Futures sold	-	-	-	-	-
Options purchased	-	-	-	-	-
Options sold	-	69,827	2,544,299	3,372	2,617,498
Grand total	**49,441,663**	**13,713,567**	**7,539,612**	**6,744**	**70,701,586**
of which unlisted amount	*49,196,163*	*13,643,740*	*4,704,690*	*3,372*	*67,547,965*

IOSCO tables: Forward Trading (securities and foreign exchange) and derivative instruments

Unlisted contracts: notional principal, market value, potential credit equivalent (add on)

(amounts in thousands of €) AMOUNTS AS AT 31.12.2001	Interest rates	Exchange rates	Stock prices and indexes	Other	Totals
Notional principal	**49,196,163**	**13,643,740**	**4,704,690**	**3,372**	**67,547,965**
Market values					
Trading contracts					
a) Positive value					
Forward trading	-	-	-	-	-
FRA	-	-	-	-	-
Swaps	1,096	-	-	-	1,096
Basis Swaps	-	-	-	-	-
Options	2	-	295	-	297
	1,098	**-**	**295**	**-**	**1,393**
b) Negative value					
Forward trading	-	-	-	-	-
FRA	-	-	-	-	-
Swaps	16,204	-	-	-	16,204
Basis Swaps	25	-	-	-	25
Options	-	-	-	-	-
	16,229	**-**	**-**	**-**	**16,229**
Non-trading contracts					
a) Positive value					
Forward trading	-	215,714	-	-	215,714
FRA	1,217	-	-	-	1,217
Swaps	292,900	6,995	-	-	299,895
Basis Swaps	1,732	-	-	-	1,732
Options	1,306	889	138,725	155	141,075
	297,155	**223,598**	**138,725**	**155**	**659,633**
b) Negative value					
Forward trading	-	142,064	-	-	142,064
FRA	1,854	-	-	-	1,854
Swaps	627,456	26,241	-	-	653,697
Basis Swaps	10,802	82,117	-	-	92,919
Options	-	-	82,510	-	82,510
	640,112	**250,422**	**82,510**	**-**	**973,044**
Market value					
- positive	**298,253**	**223,598**	**139,020**	**155**	**661,026**
- negative	**656,341**	**250,422**	**82,510**	**-**	**989,273**
Potential credit equivalent (add on)	**93,589**	**152,546**	**253,608**	**236**	**499,979**

IOSCO tables: Forward Trading (securities and foreign exchange) and derivative instruments

Notional principal of Unlisted Contracts by Residual Life

(amounts in thousands of €)

AMOUNTS AS AT 31.12.2001	Up to 1 year	1-5 years	Over 5 years	Total
a) Interest rate contracts	**40,661,364**	**2,908,650**	**5,626,149**	**49,196,163**
Forward trading	71,300	-	-	71,300
Derivatives	40,590,064	2,908,650	5,626,149	49,124,863
of which: options purchased	*71,013*	*61,319*	*98,127*	*230,459*
b) Exchange rate contracts	**13,241,026**	**402,714**	**-**	**13,643,740**
Forward trading	13,006,948	129,256	-	13,136,204
Derivatives	234,078	273,458	-	507,536
of which: options purchased	*69,827*	-	-	*69,827*
c) Stock price and index contracts	**3,237,396**	**914,306**	**552,988**	**4,704,690**
Forward trading	-	-	-	-
Derivatives	3,237,396	914,306	552,988	4,704,690
of which: options purchased	*3,150,890*	*461,312*	*276,494*	*3,888,696*
d) Other contracts	**3,372**	**-**	**-**	**3,372**
Forward trading	-	-	-	-
Derivatives	3,372	-	-	3,372
of which: options purchased	*3,372*	-	-	*3,372*
Total	**57,143,158**	**4,225,670**	**6,179,137**	**67,547,965**

IOSCO tables: Forward Trading (securities and foreign exchange) and derivative instruments

Information on the Credit Quality of Unlisted Contracts

(amounts in thousands of €)
AMOUNTS AS AT 31.12.2001

Weighting factor *	Counterparties	EXPOSURE BEFORE COLLATERAL AND GUARANTEES: Market value Negative	Market value Positive	Credit exposure Current	Credit exposure Potential	Total	Weighted credit equivalent * after security
0%	Governments, Central Banks, Zone A	-	-	-	-	-	-
20%	Government entities, banks, Zone A Supranational entities, banks, Zone B with remaining maturity up to 1 year	907,253	659,005	659,005	464,669	1,123,674	224,735
50%	Individual customers	82,020	2,021	2,021	35,310	37,331	18,666
100%	Government entities, banks, Zone B with remaining maturity over 1 year	-	-	-	-	-	-
Total		**989,273**	**661,026**	**661,026**	**499,979**	**1,161,005**	**243,401**

* Based on Basel Committee rules.

(amounts in thousands of €)

Loan quality Original counterparty	Collateral quality 0%	20%	50%	Guarantee quality 0%	20%	50%
20%						
50%						
100%						

Expired Unlisted Contracts and Related Loan Losses

(amounts in thousands of €)

Information on expired contracts as at 31.12.2001	Time since expiration:	Amounts
Book value	30-90 days ago	-
Book value	over 90 days ago	-
Positive market value	30 to 90 days ago	-
Positive market value	over 90 days ago	-
Reported loan losses		-

Credit and Debit Positions with Group Companies (as described in paragraph 3.2 of the Notes to the Accounts)

(amounts in thousands of €)

NAME	CREDIT	DEBIT	GUARANTEES ISSUED	COMMITMENTS
		AMOUNTS AS AT 31 DECEMBER 2001		
1) Dealings with banks				
Banca C.R.T. S.p.A.	3,468,269	5,020,088	32,306	20,453
Banca dell'Umbria 1462 S.p.A.	2,313	582	878	-
Banca Mediocredito S.p.A.	305,629	20,989	-	-
Bank Pekao S.A.	-	93,985	1,645	-
Banque Monegasque de Gestion S.A.	38,290	307,039	20.943	-
Bulbank A.D.	-	138.385	32	-
Cariverona Banca S.p.A.	2,719,920	733,526	32	49,569
Cassa di Risparmio di Carpi S.p.A.	-	-	15,959	-
Cassa di Risparmio di Trieste Banca S.p.A.	52,760	573,691	-	2,526
Cassa di Risparmio di Trieste Banca d.d.	-	35	-	-
Cassa di Risparmio di Trento e Rovereto S.p.A.	174,253	182,629	-	-
Cassamarca S.p.A.	589,031	138,072	243	1,025
Credito Italiano S.p.A.	2,725,762	1,499,604	440,080	76,918
Mediovenezie Banca S.p.A.	-	2,707	-	-
Pioneer Global Asset Management S.p.A.	-	-	1,208	-
Pol'nobanka A.D.	-	2,717	5,391	-
Rolo Banca 1473 S.p.A.	178,186	99,140	76	105,522
Splitska Banka D.D.	-	3,180	129	-
Tradinglab Banca S.p.A.	1,345,514	69.683	1.715	4.265
UniCredit Banca Mobiliare S.p.A.	8,601,205	1,259,250	6,456	252,326
UniCredit Factoring S.p.A.	-	-	-	25,870
UniCredit (Suisse) Bank S.A.	2,945	14,688	431	439
UniCredito Italiano Bank (Ireland) PLC	674,316	86,370	-	-
	20,878,393	**10,246,360**	**527,524**	**538,913**
2) Dealings with financial institutions				
C.R. Trieste Ireland Ltd	-	375	-	-
Locat S.p.A	451,646	-	-	-
Pioneer Global Asset Management S.p.A.	688,359	56,947	-	-
UniCredit Delaware Inc.	-	393,581	-	-
UniCredit Factoring S.p.A.	404,805	-	-	-
UniCredito Italiano Funding LLCI	-	2	-	-
UniCredito Italiano Funding LLC II	-	2	-	-
UniCredito Italiano Trust I	-	1	-	-
UniCredito Italiano Trust II	-	1	-	-
UniRiscossioni S.p.A.	619,750	-	-	-
	2,164,560	**450,909**	**-**	**-**
3) Dealings with other customers	**-**	**-**	**-**	**-**

Credit and Debit Positions with Group Companies
(as described in paragraph 3.2 of the Notes to the Accounts), continued

(amounts in thousands of €)

		AMOUNTS AS AT 31 DECEMBER 2001		
NAME	CREDIT	DEBIT	GUARANTEES ISSUED	COMMITMENTS
4) Bonds and other debt securities				
Cariverona Banca S.p.A.	440,002	-	-	-
Credito Italiano S.p.A.	5,350,000	-	-	-
UniCredit Banca Mobiliare S.p.A.	218,000	-	-	-
UniCredit Factoring S.p.A.	8,625	-	-	-
	6,016,627	**-**	**-**	**-**
of which: subordinated portion				
Credito Italiano S.p.A.	*1,550,000*	-	-	-
UniCredit Factoring S.p.A.	*8,625*	-	-	-
UniCredit Banca Mobiliare S.p.A.	*218,000*	-	-	-
	1,776,625	**-**	**-**	**-**
5) Securities in issue				
Banca dell'Umbria 1462 S.p.A.	-	90	-	-
Bank Pekao S.A.	-	18,597	-	-
Bulbank A.D.	-	10,000	-	-
Cariverona Ireland	-	2,582	-	-
Cassa di Risparmio di Carpi S.p.A.	-	2,783	-	-
Cassa di Risparmio di Trieste Banca S.p.A.	-	1,291	-	-
Credito Italiano S.p.A.	-	2,575,000	-	-
Cariverona Banca S.p.A.	-	440,000	-	-
Rolo Banca 1473 S.p.A.	-	43,967	-	-
Tradinglab Banca S.p.A.	-	231,582	-	-
	-	**3,325,892**	**-**	**-**
6) Subordinated debt				
Banca CRT S.p.A.	-	841,000	-	-
Credito Italiano S.p.A.	-	775,000	-	-
Cariverona Banca S.p.A.	-	391,000	-	-
Cassa di Risparmio di Carpi S.p.A.	-	800	-	-
Cassa di Risparmio di Trento e Rovereto S.p.A.	-	50,000	-	-
Cassamarca S.p.A.	-	66,000	-	-
Rolo Banca 1473 S.p.A.	-	142,747	-	-
Tradinglab Banca S.p.A.	-	345	-	-
UniCredito Italiano Funding LLCI	-	540,000	-	-
UniCredito Italiano Funding LLC II	-	510,609	-	-
		3,317,501		
Total	**29,059,580**	**17,340,662**	**527,524**	**538,913**

Credit and Debit Positions with Associated Companies (major non-Group companies)

AMOUNTS AS AT 31 DECEMBER 2001

(amounts in thousands of €)

NAME	CREDIT	DEBIT	GUARANTEES ISSUED	COMMITMENTS
1) Dealings with banks	-	-	-	-
2) Dealings with financial institutions	-	-	-	-
3) Dealings with other customers				
CreditRas Vita S.p.A.	-	47,000	-	-
	-	**47,000**	-	-
4) Bonds and other debt securities				
of which: subordinated portion	-	-	-	-
5) Securities in issue	-	-	-	-
6) Subordinated debt	-	-	-	-
Total	-	**47,000**	-	-

Revenue and Expense Accounts Resulting from Dealings with Subsidiary Companies and Companies Subject to Substantial Influence

2001

(amounts in thousands of €)	REVENUES				EXPENSES			
	INTEREST INCOME AND SIMILAR REVENUES	COMMISSION INCOME	OTHER OPERATING INCOME	TOTAL REVENUES	INTEREST AND SIMILAR EXPENSES	COMMISSION EXPENSE	OTHER ADMINI-STRATIVE COSTS	TOTAL EXPENSES
Subsidiaries								
banks								
Adalya Banca Immobiliare S.p.A.	-	-	331	331	-	-	-	-
Banca CRT S.p.A.	84,585	34	2,241	86,860	211,833	484	312	212,629
Banca dell'Umbria 1462 S.p.A.	30	7	229	266	339	-	-	339
Banca Mediocredito S.p.A.	7,893	-	1,023	8,916	79	-	52	131
Banque Monegasque de Gestion S.A.	3,247	1	1	3,249	9,105	-	-	9,105
Bank Pekao S.A.	67	-	907	974	5,732	-	-	5,732
Bulbank A.D.	8	-	-	8	4,154	-	-	4,154
Cariverona Banca S.p.A.	77,928	10	3,346	81,284	74,159	18	2,029	76,206
Cariverona Ireland Plc	-	-	-	-	169	-	-	169
Cassa di Risparmio di Carpi S.p.A.	1	-	-	1	334	-	-	334
Cassa di Risparmio di Trento e Rovereto S.p.A.	7,640	17	452	8,109	6,136	17	-	6,153
Cassa di Risparmio di Trieste Banca S.p.A.	1,428	-	610	2,038	20,579	-	-	20,579
Cassa di Risparmio di Trieste Banca d.d.	-	-	-	-	5	-	-	5
Cassamarca S.p.A.	25,470	14	366	25,850	9,741	-	123	9,864
Credito Italiano S.p.A.	568,617	7,388	35,548	611,553	428,187	1,096	1,937	431,220
C.R. Trieste Ireland Ltd	1	-	-	1	1,048	-	-	1,048
Mediovenezie Banca S.p.A.		-	92	92	146	-	118	264
Pol'nobanka A.D.	40	-	-	40	63	-	-	63
Rolo Banca 1473 S.p.A.	8,851	2	2,690	11,543	33,101	18	-	33,119
Splitska Banka D.D.	-	-	2	2	113	-	-	113
Tradinglab Banca S.p.A.	47,566	559	-	48,125	4,495	19	-	4,514
UniCredit Banca Mobiliare S.p.A.	320,438	1,558	2,634	324,630	29,379		12	29,391
UniCredit Finance Co. Ltd (in liquidation)	40	-	-	40	322	-	-	322
UniCredit Suisse Bank S.A.	275	-	-	275	420	-	-	420
UniCredito Italiano Bank (Ireland) Plc	114,412	-	-	114,412	30,869	-	-	30,869
	1,268,537	**9,590**	**50,472**	**1,328,599**	**870,508**	**1,652**	**4,583**	**876,743**
financial institutions and other customers								
Broker Credit S.p.A.	-	-	135	135	-	-	-	-
Clarima S.p.A.	-	-	1,116	1,116	82	-	-	82
Cordusio Società Fiduciaria per Azioni	-	-	42	42	-	-	-	-
Credit Carimonte S.p.A.	-	-	-	-	1,993	-	-	1,993
CreditRas Previdenza Società per Azioni di Intermediazione Mobiliare	-	-	11	11	-	-	-	-
Euro Capital Structures Ltd	-	-	-	-	-	13	7	20
Fiditalia S.p.A.	-	-	190	190	-	-	-	-
GestiCredit S.G.R.p.A.	-	-	58	58	-	-	-	-
I-Faber S.p.A.	-	-	252	252	-	-	-	
Locat S.p.A.	95,798	-	138	95,936	-	-	-	-
Pioneer Global Asset Management S.p.A.	24,142	83	959	25,184	296	16,947		17,243
Pioneer Investment Management S.A.	-	-	207	207	-	-	-	-
Sogefactor S.r.l.	-	-	2	2	-	-	-	-
UniCredit Delaware Inc.	-	-	-	-	21,548	-	-	21,548

Revenue and Expense Accounts Resulting from Dealings with Subsidiary Companies and Companies Subject to Substantial Influence (continued)

2001

(amounts in thousands of €)	REVENUES				EXPENSES			
	INTEREST INCOME AND SIMILAR REVENUES	COMMISSION INCOME	OTHER OPERATING INCOME	TOTAL REVENUES	INTEREST AND SIMILAR EXPENSES	COMMISSION EXPENSE	OTHER ADMINI-STRATIVE COSTS	TOTAL EXPENSES
UniCredit Factoring S.p.A.	12,976	-	522	13,498	-	-	-	-
UniCredito Italiano Funding LLCI	-	-	-	-	44,145	-	-	44,145
UniCredito Italiano Funding LLCII	-	-	-	-	47,002	-	-	47,002
Uniriscossioni S.p.A.	877	-	325	1,202	-	-	-	-
UniCreditAssicura S.r.l.	-	-	375	375	-	-	-	-
UniCredit Produzioni Accentrate S.c.p.A.	-	-	26,006	26,006	-	-	24,683	24,683
UniCredit Servizi Informativi S.c.p.A.	-	-	26,499	26,499	-	-	10,200	10,200
XELION SIM S.p.A.	-	-	1,449	1,449	-	-	25	25
	133,793	**83**	**58,286**	**192,162**	**115,066**	**16,960**	**34,915**	**166,941**
Total subsidiaries	**1,402,330**	**9,673**	**108,758**	**1,520,761**	**985,574**	**18,612**	**39,498**	**1,043,684**
Companies subject to substantial influence								
CreditRas Vita S.p.A.	-	-	-	-	130	-	-	130
Total companies subject to substantial influence	**-**	**-**	**-**	**-**	**130**	**-**	**-**	**130**
GRAND TOTAL	**1,402,330**	**9,673**	**108,758**	**1,520,761**	**985,704**	**18,612**	**39,498**	**1,043,814**

Composition of Item 70 "Equity Investments" (as described in paragraph 3.4 of the Notes to the Accounts)

(amounts in €) NAME/HEADQUARTERS	OPERATIONS	NO. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
a) EQUITY INVESTMENTS IN BANKS						
1. listed						
BANQUE COMMERCIALE DU MAROC Casablanca	Banking	397,500	3.00	5,588,460	-	5,588,460
COMMERZBANK AG Frankfurt	Banking	6,104,400	1.13	147,299,172	-	147,299,172
MEDIOBANCA BANCA DI CREDITO FINANZIARIO S.p.A. Milan	Banking	60,979,930	7.83	410,685,917	-	410,685,917
ZAGREBACKA BANKA D.D. Zagreb	(1) Banking	2,872,000	9.96	62,506,300	-	62,506,300
				626,079,849	-	**626,079,849**
2. unlisted						
BANCA D'ITALIA Rome	Central bank	8,000	2.67	4,132	-	4,132
LIBRA BANK P.L.C. (in members' voluntary liquidation) London	Banking	16,978,788	7.07	3	-	3
ZAGREBACKA BANKA BH D.D. Mostar	Banking	2,925	8.55	1,495,589	-	1,495,589
				1,499,724	-	**1,499,724**
Total a) EQUITY INVESTMENTS IN BANKS				**627,579,573**	-	**627,579,573**
b) EQUITY INVESTMENTS *IN FINANCIAL INSTITUTIONS*						
1. listed						
2. unlisted						
ABE CLEARING COMPANY SAS Paris	Management of multinational clearing and settlement system for payments in euro	1	1.39	1,000	-	1,000
AUGUSTO S.r.l. Milan	(2) Loan securitisation	1	5.00	500	-	500
AURORA PRIVATE EQUITY MANAGEMENT COMPANY S.A. Luxembourg	(3) Management of closed end funds	1,550	9.84	3,100	-	3,100
BORSA ITALIANA S.p.A. Milan	Organisation and management of markets for trading financial instruments	350,000	2.50	1,112,964	-	1,112,964
CEDEL INTERNATIONAL S.A. Luxembourg	Custody and administration of securities	3,900	0.50	395,738	-	395,738

Composition of Item 70 "Equity Investments" (as described in paragraph 3.4 of the Notes to the Accounts), continued

(amounts in €) NAME/HEADQUARTERS	OPERATIONS	NO. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
CLS SERVICES LTD London	Management of settlement system for PVP (payment versus payment) exchange transactions	46,900	1.45	5,594,009	-	5,594,009
COFISA COMPAGNIA FINANZIARIA E DI INVESTIMENTI S.p.A. (in liquidation) Milan	Financial company (inactive)	650,000	2.36	214,643	214,642	1
COLOMBO S.r.l. Milan	Loan securitisation	1	5.00	280,740	280,240	500
CONSORTIUM S.r.l. Milan	Holding company (banking and insurance sector)	103,066,600	18.35	137,417,903	-	137,417,903
CREDIFARMA S.p.A. Rome	Factoring	3,400	17.00	1,291,465	-	1,291,465
DIOCLEZIANO S.r.l. Milan	Loan securitisation	1	5.00	516	-	516
e-MID S.p.A. Milan	Organisation and management of automated market system for interbank monetary deposits	4,410	3.68	220,500	-	220,500
EUROCLEAR P.L.C. London	Securities settlements	6,250	0.25	222,581	-	222,581
EUROMTS LIMITED (4) London	Management of European market for government securities	28,105	1.04	697,384	-	697,384
FI.L.S.E. - FINANZIARIA LIGURE PER LO SVILUPPO ECONOMICO S.p.A. Genoa	Regional financial company	378,270	1.20	214,865	-	214,865
FIDIA - FONDO INTERBANCARIO D'INVESTIMENTO AZIONARIO S.G.R. S.p.A. Milan	Management of closed end stock mutual funds	7,500	25.00	3,873,427	-	3,873,427
LA COMPAGNIE FIDUCIARIE S.p.A. (in liquidation) Milan	Trust company (inactive)	450,000	30.00	211,955	211,954	1
LAZIO LIS S.p.A. (in liquidation) Rome	Leasing (inactive)	2,000	0.29	10,330	10,329	1
MILANO INNOVAZIONE S.G.R. S.p.A. Sesto San Giovanni (Milan) (2)	Management of closed end funds	333	33.30	99,900	-	99,900
MONTE TITOLI S.p.A. Milan	Securities management	1,000,000	6.25	7,277,885	-	7,277,885
PROMINVESTMENT SOCIETA' PER LA PROMOZIONE DEGLI INVESTIMENTI S.p.A. Rome	Financial company	250,000	25.00	129,114	-	129,114

Composition of Item 70 "Equity Investments" (as described in paragraph 3.4 of the Notes to the Accounts), continued

(amounts in €) NAME/HEADQUARTERS		OPERATIONS	NO. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
SERVIZI INTERBANCARI S.p.A. Rome		Organisation and management of credit card systems	1,912,500	4.25	889,515	-	889,515
SIA S.p.A. Milan		Management of national interbank network, and design and implementation of information systems	487,598	1.40	476,766	-	476,766
SOCIETA' ITALIANA PER LE IMPRESE ALL'ESTERO - SIMEST S.p.A. Rome		Financial company	5,602,500	1.77	2,571,955	-	2,571,955
SOCIETA' PER IL MERCATO DEI TITOLI DI STATO S.p.A. Rome		Organisation and management of wholesale automated market system for government securities	7,230	2.68	500,757	-	500,757
					163,709,512	**717,165**	**162,992,347**
Total b) EQUITY INVESTMENTS IN FINANCIAL INSTITUTIONS					**163,709,512**	**717,165**	**162,992,347**
c) EQUITY INVESTMENTS IN OTHER COMPANIES							
1. listed							
HOLDING DI PARTECIPAZIONI INDUSTRIALI S.p.A. Milan	(5)	Holding company (industrial sector)	6,994,000	0.92	19,616,152	-	19,616,152
IMMOBILIARE LOMBARDA S.p.A. Milan		Property	66,921,784	11.16	25,237,617	15,179,273	10,058,344
SMI - SOCIETA' METALLURGICA ITALIANA S.p.A. Rome	(6)	Holding company (industrial sector)	2,170,000	0.31	1,400,891	42,077	1,358,814
THAI PETROCHEMICAL INDUSTRY PLC Bangkok		Petrochemicals	9,850,202	0.13	961,170	-	961,170
					47,215,830	**15,221,350**	**31,994,480**
2. unlisted							
24 ORE TELEVISION S.p.A. Milan		Management of special-interest television channel on finance and the economy	11,200	0.99	67,200	-	67,200
BALDINI & CASTOLDI S.p.A. Milan		Publishing	60,000	30.00	1,550,145	-	1,550,145
BANKSIEL SOCIETA' INFORMATICA E ORGANIZZAZIONE S.p.A. Milan		Management of information systems	1,400,000	7.00	3,090,467	-	3,090,467
CENTRALE DEI BILANCI S.r.l. SOCIETA' PER GLI STUDI FINANZIARI Turin		Management of economic and financial information systems	60	3.33	154,937	-	154,937
CENTRALE RISCHI FINANZIARIA - CRIF S.p.A. Bologna		Management of consumer credit database	35,141	5.05	129,656	-	129,656

Composition of Item 70 "Equity Investments" (as described in paragraph 3.4 of the Notes to the Accounts), continued

(amounts in €) NAME/HEADQUARTERS	OPERATIONS	NO. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
CFN CLASS FINANCIAL NETWORK S.p.A. Milan	Management of special-interest television channel on finance and the economy	15,000	1.24	38,735	-	38,735
COMMERCIAL UNION VITA S.p.A. Milan	Insurance	7,864,560	45.00	75,155,994	-	75,155,994
CONSORZIO CA.RI.CE.SE. Bologna	Banking services	281,990	9.59	737,208	-	737,208
CONSORZIO SKILLPASS (in liquidation) Rome	Creation of new qualifications for the new economy (inactive)	1	12.50	2	-	2
CREDITRAS ASSICURAZIONI S.p.A. Milan	Insurance	5,000,000	50.00	3,825,217	-	3,825,217
CREDITRAS VITA S.p.A. Milan	Insurance	74,375,000	50.00	85,218,307	-	85,218,307
FINCANTIERI CANTIERI NAVALI ITALIANI S.p.A. Trieste	Shipyards	19,999,998	3.03	10,329,137	-	10,329,137
IDROENERGIA Scrl Aosta	Hydroelectric power plants	1	0.20	775	-	775
INTERPORTO BOLOGNA S.p.A. Bologna	Management of merchandise trading centre	466	1.75	217,587	-	217,587
INTERPORTO DI PADOVA S.p.A. Padua	Management of merchandise trading centre	21,429	1.02	296,315	-	296,315
ISTICA - ISTITUTO IMMOBILIARE DI CATANIA S.p.A. Catania	Property	10,330	0.52	1	-	1
ISTITUTO EUROPEO DI ONCOLOGIA S.r.l. Milan	Oncological research	1	7.46	8,405,738	2,053,781	6,351,957
ISTITUTO PER L'ENCICLOPEDIA DELLA BANCA E DELLA BORSA S.p.A. Rome	Publication of works in the banking sector	17,312	5.34	79,800	41,527	38,273
ISTUD - ISTITUTO STUDI DIREZIONALI S.p.A. Milan	Management courses and research	11	0.50	3,099	-	3,099
KATAWEB S.p.A. Rome	Management of web portal	5,263,158	5.00	157,894,740	24,789,474	133,105,266
METIS SOCIETA' DI FORNITURA DI LAVORO TEMPORANEO PER AZIONI Milan	Provider of temporary workers	1,250,000	12.50	1,291,143	170,173	1,120,970

Composition of Item 70 "Equity Investments" (as described in paragraph 3.4 of the Notes to the Accounts), continued

(amounts in €) NAME/HEADQUARTERS	OPERATIONS	NO. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
MULTITEL S.p.A. Anzola dell'Emilia (Bo)	Data processing, software design/implementation, organisational consulting in IT sector	250	4.00	206,583	-	206,583
NOMISMA - SOCIETA' DI STUDI ECONOMICI S.p.A. Bologna	Economic research	348,959	2.42	160,057	30,637	129,420
NORTEL INVERSORA S.A. Buenos Aires	(7) Telecommunications services	14,887	0.19	4,934,120	2,960,472	1,973,648
OLIMPIA S.p.A. Milan	(2) Holding company in industrial sector	156,259,615	10.00	520,087,727	-	520,087,727
PARTECO S.r.l. (in liquidation) Milan	Holding company in industrial sector (inactive)	1	10.00	34,311	34,310	1
RAGGIO DI SOLE FINANZIARIA S.p.A. (in liquidation) Milan	(8) Holding company in industrial sector (inactive)	2,221,056	2.08	573,541	573,540	1
S.W.I.F.T. SOCIETY FOR WORLDWIDE INTERBANK FINANCIAL TELECOMUNICATION La Hulpe	Data transmission	258	0.30	20,438	-	20,438
SCHEMAVENTOTTO S.p.A. Turin	Holding company in industrial sector	57,120,002	6.67	88,486,278	-	88,486,278
SELEZIONE TERZA S.r.l. Milan	Property	1	50.00	155,172	155,171	1
SITEBA SISTEMI TELEMATICI BANCARI S.p.A. Milan	Management of POS systems	159,351	3.19	109,059	-	109,059
SKILLPASS S.p.A. Rome	(2) Creation of new qualifications for the new economy	250,000	12.50	1,291,142	-	1,291,142
SOCIETA' PER I SERVIZI BANCARI - SSB S.p.A. Milan	Creation/management of systems to execute interbank transactions	5,821,422	7.03	390,059	-	390,059
SOCIETA' DI COOP. AGRICOLA S.p.A. (in liquidation) Sanremo (Im)	Management of flower market (inactive)	131,250	3.75	60,027	36,518	23,509
				964,994,717	**30,845,603**	**934,149,114**
Total C) EQUITY INVESTMENTS IN OTHER COMPANIES				**1,012,210,547**	**46,066,953**	**966,143,594**
Total Item 70 "EQUITY INVESTMENTS"				**1,803,499,632**	**46,784,118**	**1,756,715,514**

1) The stake held is represented by 2,872,000 GDR issued by Deutsche Bank – Bankers Trust in US dollars convertible to common stock of Zagrebacka Banka in the ratio of 1 share for every 10 GDR (9.99% applicable to capital stock with voting rights).
2) Newly established companies.
3) 9.68% for ordinary capital stock.
4) In November 2001 UniCredit purchased 5,500 shares (equal to 0.204%) at a total price of € 605,000 reported under "Equity Investments." Since the purchase of full ownership of the company by MTS S.p.A. was pending (with an increase in capital reserved for Euromts shareholders), in order to avoid disrupting the transaction, ownership of the shares remained with the seller, while voting and property rights to these shares were attributed to UniCredit.
5) 0.96% for ordinary capital stock.
6) 0.34% for ordinary capital stock.
7) The stake held is in the form of preferred shares without voting rights.
8) 2.91% for ordinary capital stock.

Composition of Item 80 "Equity Investments in Group Companies" (as described in paragraph 3.5 of the Notes to Accounts)

(amounts in €)

NAME/ HEADQUARTERS		OPERATIONS	CURRENCY	CAPITAL STOCK	No. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
a) EQUITY INVESTMENTS IN BANKS									
1. listed									
BANK PEKAO S.A. Warsaw		Banking	PLN	165,748,203.00	88,121,725	53.17	1,397,945,344	-	1,397,945,344
ROLO BANCA 1473 S.p.A. Bologna	(1)	Banking	EUR	253,174,292.28	91,661,137	18.83	755,987,840		755,987,840
							2,153,933,184	**-**	**2,153,933,184**
2. unlisted									
BANCA CRT S.p.A. Turin		Banking	EUR	520,000,000.00	10,000,000	100.00	1,170,334,629	-	1,170,334,629
BANCA MEDIOCREDITO S.p.A. Turin	(2)	Banking	EUR	258,000,000.00	5,314,824	10.63	35,685,545	-	35,685,545
BANQUE MONEGASQUE DE GESTION S.A. Monaco		Banking	EUR	6,400,000.00	400,000	100.00	9,194,318	-	9,194,318
BULBANK A.D. Sofia		Banking	BGN	166,370,160.00	141,743,445	85.20	315,550,196	-	315,550,196
CARIVERONA BANCA S.p.A. Verona		Banking	EUR	1,009,163,867.88	195,116,331	99.77	1,144,088,519	-	1,144,088,519
CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. Trento		Banking	EUR	89,946,072.32	172,910,858	99.96	355,246,360	-	355,246,360
CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A. Trieste		Banking	EUR	142,053,458.40	21,933,392	79.67	236,495,462	-	236,495,462
CASSAMARCA S.p.A. Treviso		Banking	EUR	139,455,000.00	2,700,000	100.00	184,491,316	-	184,491,316
CREDITO ITALIANO S.p.A. Genoa		Banking	EUR	1,588,270,000.00	1,588,270,000	100.00	1,588,270,000	-	1,588,270,000
POL'NOBANKA A.S. Bratislava	(3)	Banking	SKK	2,717,633,370.00	6,366,783	72.39	70,192,852	6,733,168	63,459,684
SPLITSKA BANKA D.D. Split		Banking	HRK	363,478,300.00	2,274,880	62.59	60,332,474	-	60,332,474
UNICREDIT BANCA MOBILIARE S.p.A. Milan		Banking	EUR	232,405,000.00	232,405,000	100.00	232,405,000	-	232,405,000
UNICREDIT (SUISSE) BANK S.A. Lugano		Banking	FS	18,000,000.00	18,000	100.00	12,138,378	-	12,138,378
UNICREDIT FINANCE CORPORATION LTD (in members' voluntary liquidation) Nassau	(4)	Banking (inactive)	-	-	-	100.00	1	-	1
UNICREDITO ITALIANO BANK (IRELAND) P.L.C. Dublin		Banking	EUR	19,115,021.00	19,115,021	100.00	424,533,687	-	424,533,687

Composition of Item 80 "Equity Investments in Group Companies" (as described in paragraph 3.5 of the Notes to the Accounts), continued

(amounts in €) NAME/ HEADQUARTERS		OPERATIONS	CURRENCY	CAPITAL STOCK	No. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
UNICREDITO ITALIANO BANK (IRELAND) P.L.C. Dublin		Banking	$USA	119,693,499.00	119,693,499	100.00	135,814,704	-	135,814,704
							5,974,773,441	**6,733,168**	**5,968,040,273**
Total a) EQUITY INVESTMENTS IN BANKS							**8,128,706,625**	**6,733,168**	**8,121,973,457**
b) EQUITY INVESTMENTS IN FINANCIAL INSTITUTIONS									
1. listed									
LOCAT S.p.A.	(5)	Leasing	EUR	173,053,403.52	294,436,746	54.45	65,337,510	-	65,337,510
							65,337,510	**-**	**65,337,510**
2. unlisted									
AUGES S.p.A. SIM (in liquidation) Verona	(6)	Stock brokerage (inactive)	EUR	2,582,845.36	10,000	7.77	19,836	-	19,836
CLARIMA S.p.A. (formerly UNICREDIT IMPRESE S.p.A.) Milan		Credit card operations	EUR	25,822,000.00	25,822,000	100.00	26,408,369	18,395,106	8,013,263
CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI Milan		Trust company	EUR	520,000.00	1,000,000	100.00	4,827,450	-	4,827,450
CREDIT CARIMONTE S.p.A. Modena		Holding company	EUR	604,816,794.40	593,185,702	51.00	872,157,926	-	872,157,926
CREDITRAS PREVIDENZA Società per Azioni di Intermediazione Mobiliare Milan	(7)	Management of investment portfolios and open end pension funds	EUR	2,600,000.00	2,500,000	50.00	1,551,245	81,041	1,470,204
FIDA FINANZIARIA D'AFFARI SIM S.p.A. Turin		Stock brokerage (inactive)	EUR	1,040,000.00	2,000,000	100.00	1,622,069	-	1,622,069
GESTICREDIT S.G.R. p.A. Milan		Asset management company	Lire	15,000,000,000	15,000,000	100.00	16,252,552	-	16,252,552
PIONEER FUNDS MANAGEMENT LIMITED (in members' voluntary liquidation) Dublin		Management of Irish registered mutual funds	EUR	125,000.00	125,000	100.00	1,600,000	-	1,600,000
PIONEER GLOBAL ASSET MANAGEMENT S.p.A. Milan	(8)	Holding company	EUR	880,000,000.00	73,260,000	66.60	588,826,437	-	588,826,437
PIONEER INVESTMENT MANAGEMENT S.A. Luxembourg		Management of securities funds	EUR	150,000.00	100	100.00	150,000	-	150,000
TYRERESCOM LIMITED Dublin		Holding company	LST	100.00	100	100.00	25,267,050	-	25,267,050
UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A. Luxembourg		Financial consulting	EUR	96,730.00	60	100.00	109,496	-	109,496

Composition of Item 80 "Equity Investments in Group Companies" (as described in paragraph 3.5 of the Notes to the Accounts), continued

(amounts in €)

NAME/ HEADQUARTERS		OPERATIONS	CURRENCY	CAPITAL STOCK	NO. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
UNICREDIT DELAWARE INC. Dover (Delaware)		Financial brokerage	$USA	1,000.00	1,000	100.00	29,263	-	29,263
UNICREDIT FACTORING S.p.A. Milan	(9)	Factoring	EUR	23,220,000.00	3,000,000	66.67	24,422,035	5,025,890	19,396,145
UNICREDITO ITALIANO CAPITAL TRUST I Newark (Delaware)		Financial company	EUR	1,000.00	1	100.00	1,000	-	1,000
UNICREDITO ITALIANO CAPITAL TRUST II Newark (Delaware)		Financial company	$USA	1,000.00	1	100.00	1,135	-	1,135
UNICREDITO ITALIANO FUNDING LLC I Dover (Delaware)		Financial company	EUR	2,000.00	2	100.00	2,000	-	2,000
UNICREDITO ITALIANO FUNDING LLC II Dover (Delaware)		Financial company	$USA	2,000.00	2	100.00	2,270	-	2,270
UNIRISCOSSIONI S.p.A. Turin		Tax Collection	EUR	4,000,000.00	4,000,000	100.00	5,672,248	-	5,672,248
XELION SIM S.p.A. Milan	(10)	Online securities brokerage company	EUR	110,000,002.80	18,262,908	85.67	105,970,941	27,071,648	78,899,293
							1,674,893,322	**50,573,685**	**1,624,319,637**
Total b) EQUITY INVESTMENTS IN FINANCIAL INSTITUTIONS							**1,740,230,832**	**50,573,685**	**1,689,657,147**
c) EQUITY INVESTMENTS IN OTHER COMPANIES									
1. listed									
2. unlisted									
BROKER CREDIT S.p.A. Milan	(11)	Insurance brokerage	EUR	1,040,000.00	2,000,000	100.00	4,552,025	-	4,552,025
I-FABER S.p.A. Milan		B2B e-commerce	EUR	5,200,000.00	3,692,000	71.00	12,309,083	5,164,185	7,144,898
SOCIETA' TRASPORTO TELEMATICO S.p.A. Verona	(12)	Operation of automated telecommunications services	EUR	3,640,000.00	3,500	5.00	181,033	-	181,033
UNICREDIT CONSULTING S.r.l. Milan		Tax and estate consulting through outside consultants	EUR	98,125.50	190	100.00	97,094	-	97,094
UNICREDIT INTERNATIONAL SERVICES UniCIIS S.r.l. Rome		Export/import assistance to companies	EUR	100,000.00	1	97.42	112,173	59,339	52,834
UNICREDIT PRODUZIONI ACCENTRATE S.p.A. Milan	(13)	Administration and accounting services	EUR	3,030,000.00	2,652,532	87.54	2,652,532	-	2,652,532

Composition of Item 80 "Equity Investments in Group Companies" (as described in paragraph 3.5 of the Notes to the Accounts), continued

(amounts in €) NAME/ HEADQUARTERS	OPERATIONS	CURRENCY	CAPITAL STOCK	NO. OF SHARES OR INTERESTS HELD	% APPLICABLE TO CAPITAL	VALUE AT COST AS AT 31.12.2001	TOTAL WRITE-DOWNS AS AT 31.12.2001	VALUE ASSIGNED AS AT 31.12.2001
UNICREDIT SERVIZI INFORMATIVI S.p.A. Milan	(14) Management of information systems	EUR	20,020,000.00	33,495,000	87.00	19,205,857	-	19,205,857
UNICREDITASSICURA S.r.l. Milan	Insurance agency	EUR	100,000.00	100,000	100.00	51,646	-	51,646
VIVACITY S.p.A. Rome	(15) Publishing in electronic and digital formats	EUR	13,500,000.00	13,500,000	100.00	4,050,000	-	4,050,000
						43,211,443	**5,223,524**	**37,987,919**
Total c) EQUITY INVESTMENTS IN OTHER COMPANIES						**43,211,443**	**5,223,524**	**37,987,919**
Total for Item 80 "EQUITY INVESTMENTS IN GROUP COMPANIES"						**9,912,148,900**	**62,530,377**	**9,849,618,523**

(1) In addition to 42.34% held through Credit Carimonte S.p.A.
(2) In addition to 63.46% held by Banca CRT (63.26%) and Cariverona Banca (0.20%).
(3) In addition to the 1.435% stake held by Finest S.p.A., in respect of which there is a purchase commitment, and over which UniCredito Italiano has voting rights. "Due to customers" includes the debt (€ 4,078,134) for the purchase of the above quota by 29.7.2002.
(4) The subsidiary carried out the final liquidation allocation and requested the cancellation from the local Company Register.
(5) In addition to 33.79% held through Rolo Banca (23.27%), Banca CRT (8.80%) and Cariverona Banca (1.72%).
(6) In addition to 92.23% held through Cariverona Banca.
(7) Belongs to the Group pursuant to By-Law provisions and agreements among shareholders (dominant influence).
(8) In addition to 33.4% held through Rolo Banca 1473.
(9) In addition to 33.33% held through Rolo Banca 1473.
(10) In addition to 14.33% held through Banca CRT.
(11) Subscribed capital stock of € 1,040,000, of which € 678,480 paid in.
(12) In addition to 51.666% held through Banca CRT (23.33%), Cariverona Banca (20%), Cassamarca (5%) and CRTrieste (3.33%).
(13) In addition to 12.46% held through Rolo Banca 1473 (2.97%), Banca CRT (2.97%), Cassamarca (2.56%), Cariverona Banca (2.97%) and Banca dell'Umbria 1462 (0.99%).
(14) In addition to 13% held through Rolo Banca 1473 (3%), Cariverona Banca (3%), Cassamarca (3%), Banca CRT (3%) and CRTrieste (1%).
(15) Subscribed capital stock of € 13,500,000, of which 3/10 have been paid in.

Statement of Changes in Equity Investments
(as described in paragraph 3.6 of the Notes to Accounts):
3.6.1. Equity Investments in Group Companies;

(amounts in €)

	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES					
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS		B.4 OTHER CHANGES	TOTAL
a) Equity investments in banks							
1. listed							
BANK PEKAO GRUPA PEKAO S.A. Warsaw	1,269,218,754	-	-	-	(a)	128,726,590	128,726,590
ROLO BANCA 1473 S.p.A. Bologna	755,987,840	-	-	-		-	-
2. unlisted							
BANCA CRT S.p.A. Turin	1,170,334,629	-	-	-		-	-
BANCA DI BERGAMO S.p.A. Bergamo	95,629,073	-	-	-	(b)	1,662,816	1,662,816
BANCA MEDIOCREDITO S.P.A. Turin	-	35,685,545	-	-		-	35,685,545
BANQUE MONEGASQUE DE GESTION S.A. Monaco	9,194,318	-	-	-		-	-
BULBANK A.D. Sofia	344,439,394	-	-	-		-	-
CARIVERONA BANCA S.p.A. Verona	1,143,141,174	947,345	-	-		-	947,345
CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. Trento	337,360,526	17,885,834	-	-		-	17,885,834
CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A. Trieste	235,920,386	575,076	-	-		-	575,076
CASSAMARCA S.p.A. Treviso	184,491,316	-	-	-		-	-
CREDITO ITALIANO S.p.A. Genoa	1,550,000,000	38,270,000	-	-		-	38,270,000
MEDIOCREDITO DELL'UMBRIA Perugia	7,446	-	-	-	(b)	5,008	5,008
POL'NOBANKA A.S. Bratislava	55,860,323	20,200,560	-	-	(a)	1,339,793	21,540,353
SPLITSKA BANKA D.D. Split	60,332,474	-	-	-		-	-
UNICREDIT BANCA MOBILIARE S.p.A. Milan	232,405,000	-	-	-		-	-
UNICREDIT (SUISSE) BANK S.A. Lugano	11,817,227	-	-	-	(a)	321,151	321,151
UNICREDIT FINANCE CORPORATION LIMITED formerly CREDITO ITALIANO FINANCE CORPORATION LTD (in members' voluntary liquidation) Nassau	24,717,894	-	-	-	(a) (b)	1,435,044	1,435,044
UNICREDITO ITALIANO BANK (IRELAND) PLC Dublin	413,203,611	-	-	-	(n)	147,144,780	147,144,780

C. DECREASES						
C.1 SALES	C2 WRITE-DOWNS	C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
-	-	-	-	1,397,945,344	-	-
-	-	-	-	755,987,840	-	-
-	-	-	-	1,170,334,629	-	-
65,174,821		(e) 32,117,068	97,291,889	-	-	-
-	-	-	-	35,685,545	-	-
-	-	-	-	9,194,318	-	-
28,647,660		(c) 241,538	28,889,198	315,550,196	-	-
-	-	-	-	1,144,088,519	-	-
-	-	-	-	355,246,360	-	-
-	-	-	-	236,495,462	-	-
-	-	-	-	184,491,316	-	-
-	-	-	-	1,588,270,000	-	-
12,454	-	-	12,454	-	-	-
10,101,770		(c) 3,839,222	13,940,992	63,459,684		6,733,168
-	-	-	-	60,332,474	-	-
-	-	-	-	232,405,000	-	-
-	-	-	-	12,138,378	-	-
-	-	(m) 26,152,937	26,152,937	1	-	-
-	-	-	-	560,348,391	-	-

Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts)
3.6.1. Equity Investments in Group Companies; (continued)

(amounts in €)

	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES				
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS	B.4 OTHER CHANGES	TOTAL
b) Equity investments in financial institutions						
1. listed						
LOCAT S.p.A. Bologna	65,337,510	-	-	-	-	-
2. unlisted						
AUGES S.p.A. SIM (in liquidation) Verona	19,836	-	-	-	-	-
CLARIMA (formerly UNICREDIT IMPRESE S.p.A.) Milan	3,086,369	23,322,000	-	-	-	23,322,000
CORDUSIO Società Fiduciaria per Azioni Milan	4,827,450	-	-	-	-	-
CREDIT CARIMONTE S.p.A. Modena	872,157,926	-	-	-	-	-
CREDITRAS PREVIDENZA Società per Azioni di Intermediazione Mobiliare Milan	1,551,245	-	-	-	-	-
FIDITALIA S.p.A, Milan	25,417,602	-	-	-	(b) 14,582,398	14,582,398
FIDA FINANZIARIA D'AFFARI SIM S.p.A. Turin	-	1,622,069	-	-	-	1,622,069
GESTICREDIT S.G.R.p.A. Milan	16,252,552	-	-	-	-	-
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD Dublin	2,580,320	-	-	-	-	-
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A. Milan	2,000,000	-	-	-	-	-
PIONEER FUNDS MANAGEMENT LIMITED (in members' voluntary liquidation) Dublin	1,600,000	-	-	-	-	-
PIONEER GLOBAL ASSET MANAGEMENT S.p.A. Milan	69,264	53,280,000	-	-	(d) (n) 535,477,173	588,757,173
PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A. Luxembourg	217,283	-	-	-	-	-

C. DECREASES						
C.1 SALES	C2 WRITE-DOWNS	C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
-	-	-	-	65,337,510	-	-
-	-	-	-	19,836	-	-
-	18,395,106	-	18,395,106	8,013,263	-	18,395,106
-	-	-	-	4,827,450	-	-
-	-	-	-	872,157,926	-	-
-	81,041	-	81,041	1,470,204	-	81,041
40,000,000	-	-	40,000,000	-	-	-
-	-	-	-	1,622,069	-	-
-	-	-	-	16,252,552	-	-
-	-	(f) 2,580,320	2,580,320	-	-	-
-	-	(f) 2,000,000	2,000,000	-	-	-
-	-	-	-	1,600,000	-	-
-	-	-	-	588,826,437	-	-
-	-	(f) 217,283	217,283	-	-	-

Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts)
3.6.1. Equity Investments in Group Companies; (continued)

(amounts in €)	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES					
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS		B.4 OTHER CHANGES	TOTAL
PIONEER INVESTMENT MANAGEMENT LIMITED Dublin	10,070,910	-	-	-		-	-
PIONEER INVESTMENT MANAGEMENT S.A. Luxembourg	150,000	-	-	-		-	-
PIONEER INVESTMENT MANAGEMENT S.G.R.p.A. Milan	10,085,687	2,860,000	-	-		-	2,860,000
PIONEER INVESTMENT MANAGEMENT USA INC. Boston	763,980,325	-	-	-	(a)	14,407,168	14,407,168
TYRERESCOM Ltd Dublin	24,635,475	-	-	-	(a)	631,575	631,575
UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A. Luxembourg	109,496	-	-	-		-	-
UNICREDIT DELAWARE INC. Dover	27,716	-	-	-	(a)	1,547	1,547
UNICREDIT FACTORING S.p.A. Milan	19,277,481	-	118,664	-		-	118,664
UNICREDITO ITALIANO CAPITAL TRUST I Newark (Delaware)	1,000	-	-	-		-	-
UNICREDITO ITALIANO CAPITAL TRUST II Newark (Delaware)	1,075	-	-	-	(a)	60	60
UNICREDITO ITALIANO FUNDING LLC I Dover (Delaware)	1,000	1,000	-	-		-	1,000
UNICREDITO ITALIANO FUNDING LLC II Dover (Delaware)	1,074	1,135	-	-	(a)	61	1,196
UNIRISCOSSIONI S.p.A. Turin	5,672,248	-	-	-		-	-
UNICREDIT SIM - Società per Azioni di Intermediazione Mobiliare - Milan	15,635,304	-	-	-		-	-
XELION SIM S.p.A. (formerly UniCreditSim S.p.A.) Milan	51,676,772	38,658,865	-	-	(g)	15,635,304	54,294,169

C. DECREASES						
C.1 SALES	C2 WRITE-DOWNS	C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
-	-	(f) 10,070,910	10,070,910	-	-	-
-	-	-	-	150,000	-	-
-	-	(f) 12,945,687	12,945,687	-	-	-
-	-	(f) 778,387,493	778,387,493	-	-	-
-	-	-	-	25,267,050	-	-
-	-	-	-	109,496	-	-
-	-	-	-	29,263	-	-
-	-	-	-	19,396,145	-	5,025,890
-	-	-	-	1,000	-	-
-	-	-	-	1,135	-	-
-	-	-	-	2,000	-	-
-	-	-	-	2,270	-	-
-	-	-	-	5,672,248	-	-
-	-	(h) 15,635,304	15,635,304	-	-	-
-	27,071,648	-	27,071,648	78,899,293	-	27,071,648

Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts)
3.6.1. Equity Investments in Group Companies; (continued)

(amounts in €)	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES					
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS		B.4 OTHER CHANGES	TOTAL
c) Equity investments in other companies							
1. listed							
negative							
2. unlisted							
BROKER CREDIT S.p.A. Milan	4,552,025	-	-	-		-	-
I-FABER S.p.A. Milan	-	5,200,000	-	-	(i)	8,617,083	13,817,083
Società Trasporto Telematico S.p.A. Verona	-	-	-	-	(l)	181,033	181,033
UNICREDIT CONSULTING S.r.l. Milan	97,094	-	-	-		-	-
UNICREDIT INTERNATIONAL SERVICES (UniC.I.I.S.) S.r.l. Rome	15,801	74,180	-	-		-	74,180
UNICREDIT PRODUZIONI ACCENTRATE Società consortile per Azioni Milan	2,272,410	380,122	-	-		-	380,122
UNICREDIT SERVIZI INFORMATIVI SCPA Milan	17,804,457	1,401,400	-	-		-	1,401,400
UNICREDITASSICURA S.r.l. Milan	51,646	-	-	-		-	-
VIVACITY S.p.A. Rome	-	4,050,000	-	-		-	4,050,000
TOTALS	**9,815,297,738**	**244,415,131**	**118,664**	**-**		**870,168,584**	**1,114,702,379**

(a)	from exchange differences	146,558,558
(b)	gains from sales	16,554,653
(d)	capital increase and subsidy	2,746,437
(g)	absorption of UniCredit Sim into Xelion Sim	15,635,304
(i)	capital contribution	8,617,083
(l)	transfer from "Other equity investments"	181,033
(n)	from increase in capital stock (through transfer)	679,875,516
		870,168,584

C. DECREASES						
C.1 SALES	C2 WRITE-DOWNS	C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
-	-	-	-	4,552,025	-	-
1,508,000	5,164,185	-	6,672,185	7,144,898	-	5,164,185
-	-	-	-	181,033	-	-
-	-	-	-	97,094	-	-
-	37,147	-	37,147	52,834	-	59,339
-	-	-	-	2,652,532	-	-
-	-	-	-	19,205,857	-	-
-	-	-	-	51,646	-	-
-	-	-	-	4,050,000	-	-
145,444,705	**50,749,127**	**884,187,762**	**1,080,381,594**	**9,849,618,523**	**-**	**62,530,377**

(c) losses from sales	4,080,760
(e) transfer to "Other equity investments"	32,117,068
(f) transfer of capital stock to Pioneer Global Asset Management S.p.A.	806,201,693
(h) merger of UniCredit Sim into Xelion Sim	15,635,304
(m) reimbursement of capital stock due to liquidation	26,152,937
	884,187,762

Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts):

3.6.2 Other Equity Investments

(amounts in €)	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES					
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS		B.4 OTHER CHANGES	TOTAL
a) Equity investments in banks							
1. listed							
BANQUE COMMERCIALE DU MAROC Casablanca	5,588,460	-	-	-		-	-
COMMERZBANK AG Frankfurt	-	-	-	-	(f)	147,299,172	147,299,172
MEDIOBANCA - Banca di Credito Finanziario S.p.A. Milan	410,685,917	-	-	-		-	-
ZAGREBACKA BANKA D.D. Zabgreb	58,643,740	-	-	-	(a)	3,862,560	3,862,560
2. unlisted							
BANCA DI BERGAMO S.p.A. Bergamo	-	-	-	-	(d)	32,117,068	32,117,068
BANCA D'ITALIA Rome	4,132	-	-	-		-	-
LIBRA BANK P.L.C. - (in members' voluntary liquidation) London	3	-	-	-		-	-
Mediocredito Centrale S.p.A. (formerly Mediocredito di Roma S.p.A.) Rome	55,936	-	-	-	(b)	5,956	5,956
ZAGREBACKA BANKA D.D. (formerly HRVATSKA BANKA D.D. MOSTAR) Mostar	1,022,584	473,005	-	-		-	473,005
b) Equity investments in financial institutions							
1. listed							
2. unlisted							
ABE CLEARING SAS Paris	1,000	-	-	-		-	-
AUGUSTO S.r.l. Milan	-	500	-	-		-	500
AURORA PRIVATE EQUITY MANAGEMENT COMPANY S.A. Luxembourg	-	3,100	-	-		-	3,100
BORSA ITALIANA S.p.A. Milan	1,112,964	-	-	-		-	-
CEDEL International S.A. Luxembourg	395,738	-	-	-		-	-
CLS Services Limited London	-	5,594,009	-	-		-	5,594,009
COFISA - Compagnia Finanziaria e di Investimenti S.p.A. (in liquidation) Milan	-	-	-	-	(e)	1	1
Colombo S.r.l. Milan	-	280,740	-	-		-	280,740

C. DECREASES						
C.1 SALES	C2 WRITE-DOWNS	C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
-	-	-	-	5,588,460	-	-
-	-	-	-	147,299,172	-	-
-	-	-	-	410,685,917	-	-
-	-	-	-	62,506,300	-	-
7,852,551	-	(g) (m) 24,264,517	32,117,068	-	-	-
-	-	-	-	4,132	-	-
-	-	-	-	3	-	-
61,892	-	-	61,892	-	-	-
-	-	-	-	1,495,589	-	-
-	-	-	-	1,000	-	-
-	-	-	-	500	-	-
-	-	-	-	3,100	-	-
-	-	-	-	1,112,964	-	-
-	-	-	-	395,738	-	-
-	-	-	-	5,594,009	-	-
-	-	-	-	1	-	214,642
-	280,240	-	280,240	500	-	280,240

Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts)
3.6.2. Other Equity Investments; (continued)

(amounts in €)	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES				
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS	B.4 OTHER CHANGES	TOTAL
CONSORTIUM S.r.l. Milan	-	137,417,903	-	-	-	137,417,903
CREDIFARMA S.p.A. Rome	1,291,465	-	-	-	-	-
Diocleziano S.r.l. Milan	-	516	-	-	-	516
e-MID S.p.A. Milan	220,500	-	-	-	-	-
Euro-Clear Clearance System P.L.C. London	222,461	-	-	-	(a) 120	120
EUROMTS LIMITED London	90,075	605,000	-	-	(a) 2,309	607,309
FIDIA - Fondo Interbancario d'Investimento Azionario S.p.A. Milan	3,873,427	-	-	-	-	-
FI.L.SE. S.p.A. - Finanziaria Ligure per lo Sviluppo Economico Genoa	214,865	-	-	-	-	-
La Compagnie Fiduciaire S.p.A. (in liquidation) Milan	-	-	-	-	(e) 1	1
LAZIO LIS S.p.A. (in liquidation) Rome	-	-	-	-	(e) 1	1
MILAN INNOVAZIONE S.g.r. S.p.A. Sesto s. Giovanni (MI)	-	99,900	-	-	-	99,900
MONTE TITOLI S.p.A. - Istituto per la custodia e l'amministrazione accentrata di valori mobiliari Milan	285,457	6,992,428	-	-	-	6,992,428
PROMINVESTMENT - Società per la Promozione degli Investimenti S.p.A. Rome	129,114	-	-	-	-	-
Servizi Interbancari S.p.A. Rome	889,515	-	-	-	-	-
S.I.A. S.p.A. Milan	476,766	-	-	-	-	-
SIMEST S.p.A. - Società Italiana per le Imprese Miste all'Estero Rome	2,571,955	-	-	-	-	-
SOCIETA' PER IL MERCATO DEI TITOLI DI STATO S.p.A. Rome	500,757	-	-	-	-	-

C. DECREASES						
C.1 SALES	C2 WRITE-DOWNS	C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
-	-	-	-	137,417,903	-	-
-	-	-	-	1,291,465	-	-
-	-	-	-	516	-	-
-	-	-	-	220,500	-	-
-	-	-	-	222,581	-	-
-	-	-	-	697,384	-	-
-	-	-	-	3,873,427	-	-
-	-	-	-	214,865	-	-
-	-	-	-	1	-	211,954
-	-	-	-	1	-	10,329
-	-	-	-	99,900	-	-
-	-	-	-	7,277,885	-	-
-	-	-	-	129,114	-	-
-	-	-	-	889,515	-	-
-	-	-	-	476,766	-	-
-	-	-	-	2,571,955	-	-
-	-	-	-	500,757	-	-

Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts)
3.6.2. Other Equity Investments; (continued)

(amounts in €)

	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES					
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS		B.4 OTHER CHANGES	TOTAL
c) Equity investments in other companies							
1. listed							
G.I.M. - GENERALE INDUSTRIE METALLURGICHE S.p.A. Florence	1,198,314	-	-	-	(b)	124,848	124,848
HOLDING DI PARTECIPAZIONI INDUSTRIALI S.p.A. Milan	19,616,152	-	-	-		-	-
IMMOBILIARE LOMBARDA S.p.A. Milan	-	-	-	-	(c)	25,237,617	25,237,617
MONTEDISON S.p.A. (formerly COMPART S.p.A.) Milan	17,227,522	-	-	-	(b)	39,834,571	39,834,571
S.M.I. SOCIETA' METALLURGICA ITALIANA S.p.A. Rome	1,358,814	-	-	-		-	-
THAI PETROCHEMICAL INDUSTRY P.L.C. Bangkok	-	961,170	-	-		-	961,170
2. unlisted							
Baldini & Castoldi S.p.A. Milan	1,550,145	-	-	-		-	-
24 Ore Television S.p.A. Milan	-	67,200	-	-		-	67,200
BANKSIEL - Società d'Informatica e Organizzazione S.p.A. Milan	3,090,467	-	-	-		-	-
CENTRALE DEI BILANCI S.r.l. - SOCIETA' PER GLI STUDI FINANZIARI Turin	154,937	-	-	-		-	-
CENTRALE RISCHI FINANZIARIA - CRIF S.p.A. Bologna	129,656	-	-	-		-	-
Centro Integrato per lo sviluppo dell'imprenditorialità C.I.S.I. CAMPANIA S.p.A. Pozzuoli (NA)	9,324	-	-	-	(b)	1,005	1,005
CFN CLASS FINANCIAL NETWORK S.p.A. Milan	77,469	-	-	-	(b)	345,510	345,510
Commercial Union Vita S.p.A. Milan	34,717,419	40,438,575	-	-		-	40,438,575
CONSORZIO CA.RI.CE.SE. S.r.l. Bologna	737,208	-	-	-		-	-
Consorzio Skillpass (in liquidation) Rome	903,800	-	-	-	(b)	7,721	7,721
CREDITRAS ASSICURAZIONI S.p.A. Milan	3,825,217	-	-	-		-	-
CreditRas Vita S.p.A. Milan	24,534,622	60,683,685	-	-		-	60,683,685
Fincantieri Cantieri Navali Italiani S.p.A. Trieste	10,329,137	-	-	-		-	-
Idroenergia S.c.r.l. Aosta	775	-	-	-		-	-
INTERPORTO BOLOGNA S.p.A. Bologna	217,587	-	-	-		-	-
INTERPORTO DI PADOVA S.p.A. Padua	296,315	-	-	-		-	-

C. DECREASES						
C.1 SALES	C2 WRITE-DOWNS	C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
1,323,162	-	-	1,323,162	-	-	-
-	-	-	-	19,616,152	-	-
-	15,179,273	-	15,179,273	10,058,344	-	15,179,273
57,062,093	-	-	57,062,093	-	-	-
-	-	-	-	1,358,814	-	42,077
-	-	-	-	961,170	-	-
-	-	-	-	1,550,145	-	-
-	-	-	-	67,200	-	-
-	-	-	-	3,090,467	-	-
-	-	-	-	154,937	-	-
-	-	-	-	129,656	-	-
10,329	-	-	10,329	-	-	-
384,244	-	-	384,244	38,735	-	-
-	-	-	-	75,155,994	-	-
-	-	-	-	737,208	-	-
-	-	(i) 911,519	911,519	2	-	-
-	-	-	-	3,825,217	-	-
-	-	-	-	85,218,307	-	-
-	-	-	-	10,329,137	-	-
-	-	-	-	775	-	-
-	-	-	-	217,587	-	-
-	-	-	-	296,315	-	-

Statement of Changes in Equity Investments (as described in paragraph 3.6 of the Notes to Accounts)
3.6.2. Other Equity Investments; (continued)

(amounts in €)

	A. BEGINNING BALANCE AS AT 1.1.2001	B. INCREASES					
		B.1 PURCHASES	B.2 WRITE-BACKS	B.3 REVALUATIONS		B.4 OTHER CHANGES	TOTAL
ISTICA - ISTITUTO IMMOBILIARE DI CATANIA S.p.A. Catania	-	-	-	-	(e)	1	1
Istituto Europeo di Oncologia S.r.l. Milan	6,351,957	-	-	-		-	-
Istituto per l'Enciclopedia della Banca e della Borsa I.E.B.B. S.p.A. Rome	38,273	-	-	-		-	-
ISTUD - Istituto Studi Direzionali S.p.A. Milan	3,099	-	-	-		-	-
Kataweb S.p.A. Rome	157,894,740	-	-	-		-	-
METIS - Società di fornitura di lavoro temporaneo S.p.A. Milan	475,399	645,571	-	-		-	645,571
MULTITEL S.p.A. Anzola dell'Emilia (BO)	206,583	-	-	-		-	-
NOMISMA - Società di Studi Economici S.p.A. Bologna	12,638	116,782	-	-		-	116,782
NORTEL INVERSORA S.A. Buenos Aires	-	5,148,960	-	-		-	5,148,960
OLIMPIA S.p.A. Milan	-	520,087,727	-	-		-	520,087,727
PARTECO S.r.l. (in liquidation) Milan	-	-	-	-	(e)	1	1
RAGGIO DI SOLE FINANZIARIA S.p.A. (in liquidation) Milan	-	-	-	-	(e)	1	1
SITEBA Sistemi Telematici Bancari S.p.A. Rome	92,077	16,982	-	-			16,982
Schemaventotto S.p.A. Moncalieri (TO)	88,486,278	-	-	-		-	-
SELEZIONE TERZA S.r.l. Rome	-	-	-	-	(c)	155,172	155,172
SKILLPASS S.p.A. Milan	-	1,291,142	-	-		-	1,291,142
SOCIETA' DI COOPERAZIONE AGRICOLA S.p.A. (in liquidation) Sanremo	28,893	-	-	-		-	-
Società per i Servizi Bancari - SSB S.p.A. Milan	390,059	-	-	-		-	-
Società Trasporto Telematico S.p.A. Verona	154,937	26,096	-	-		-	26,096
S.W.I.F.T. -Society for Worldwide Interbank Financial Telecommunication CO-operative Society La Hulpe	20,438	-	-	-		-	-
TOTALS	**862,407,082**	**780,950,991**	**-**	**-**		**248,993,635**	**1,029,944,626**

(a) from exchange differences	3,864,989
(b) gains from sales	40,319,611
(c) acquisitions following spin-off of Credito Fondiario: Immobiliare Lombarda and Selezione Terza	25,392,789
(d) transfer from "Group companies"	32,117,068
(e) increase in book value of equity investments reported at less than one euro	6
(f) transfer from variable yield trading securities	147,299,172
	248,993,635

		C. DECREASES					
C.1 SALES	C2 WRITE-DOWNS		C.3 OTHER CHANGES	TOTAL	D. ENDING BALANCE AS AT 31.12.2001	E. TOTAL REVALUATIONS	F. TOTAL WRITE-DOWNS
-	-		-	-	1	-	-
-	-		-	-	6,351,957	-	2,053,781
-	-		-	-	38,273	-	41,527
-	-		-	-	3,099	-	-
-	24,789,474		-	24,789,474	133,105,266	-	24,789,474
-	-		-	-	1,120,970	-	170,173
-	-		-	-	206,583	-	
-	-		-	-	129,420	-	30,637
-	2,960,472	(h)	214,840	3,175,312	1,973,648	-	2,960,472
-	-		-	-	520,087,727	-	-
-	-		-	-	1	-	34,310
-	-		-	-	1	-	573,540
-	-		-	-	109,059	-	-
-	-		-	-	88,486,278	-	-
-	155,171		-	155,171	1	-	155,171
-	-		-	-	1,291,142	-	
-	5,384		-	5,384	23,509	-	36,518
-			-	-	390,059	-	-
-	-	(l)	181,033	181,033	-	-	-
-	-		-	-	20,438	-	-
66,694,271	**43,370,014**		**25,571,909**	**135,636,194**	**1,756,715,514**	**-**	**46,784,118**

(g) losses from sales	1,492,005
(m) reimbursement of capital stock	22,772,512
(h) reimbursement of shares	214,840
(i) reimbursement of reserves and final liquidation allocation	911,519
(l) transfer to "Group companies"	181,033
	25,571,909

Information on Reserves and Funds

(amounts in €) DESCRIPTION OF RESERVES	RESERVES AND FUNDS, WHICH, WHEN DISTRIBUTED, DO NOT CONTRIBUTE TO SHAREHOLDER INCOME	RESERVES AND FUNDS, WHICH, WHEN DISTRIBUTED, CONTRIBUTE TO THE COMPANY'S TAXABLE INCOME	OTHER RESERVES AND FUNDS	TOTAL
Issue premiums	**3,096,057,084**	**-**	**21,225,846**	**3,117,282,930**
Legal reserve	**-**	**-**	**259,478,575**	**259,478,575**
Statutory reserves	**-**	**-**	**531,822,405**	**531,822,405**
Transfer of reserve, Law 218/90	-	166,970,100	56,710,666	223,680,766
Reserve, Legislative Decree 153/99	-	499,107,929 *	-	499,107,929
Reserve pursuant to paragraph VI of Art. 13 of Legislative Decree 124/93	-	67,275	-	67,275
Share exchange reserve for former FONSPA shares	-	-	53,879,366	53,879,366
Reserve for spin-off differences of the former FONSPA	-	-	4,972,244	4,972,244
Reserve connected with the medium-term incentive system for Group staff	-	-	3,069,883	3,069,883
Other reserves		**666,145,304**	**118,632,159**	**784,777,463**
TOTAL	**3,096,057,084**	**666,145,304**	**931,158,985**	**4,693,361,373**

** of which: € 134,278,794 if distributed to shareholders by 7 May 2002, € 173,350,580 if distributed by 2 May 2003, and € 191,478,555 if distributed by 5 May 2004.*

Reserves ascribed to capital stock to carry out free increases				
Statutory reserves	-	-	927,792,204	927,792,204
Taxed reserve, Law 823/73	-	-	43,742,293	43,742,293
Share exchange reserve for the former B.P. Rieti	-	-	5,377,866	5,377,866
Monetary equalisation reserve, Law 576/75	-	15,306,098	-	15,306,098
Monetary revaluation reserve, Law 72/83	-	110,192,220	-	110,192,220
Property revaluation reserve, Law 413/91	-	246,165,520	-	246,165,520
Reserve connected with the medium- term incentive system for Group staff	-	-	9,668,268	9,668,268
TOTAL		**371,663,838**	**986,580,631**	**1,358,244,469**
Portion of the increase in capital stock corresponding to transferred profit reserves pursuant to UniCredito S.p.A. spin-off	**-**	**-**	**6,045,804**	**6,045,804**

Information on Tax Credit

(amounts in €)	AMOUNT OF TAXES FOR THE ALLOCATION OF THE ENTIRE TAX CREDIT TO SHAREHOLDERS	AMOUNT OF TAXES FOR THE ALLOCATION OF THE LIMITED TAX CREDIT TO SHAREHOLDERS
Beginning balance	**1,028,418,522**	**179,771,270**
Decrease due to the distribution of profits approved during the period	- 381,078,176	-
Increase due to taxes paid during the period	64,402,613	4,696,766
Other increases	1,194,510	154,699,275
Total **	**712,937,469**	**339,167,311**

** Does not include taxes that will be settled in the income tax return for the period.

List of Properties (Article 10, Law 72/83)

(amounts in €) LOCATION OF PROPERTY	AREA IN SQUARE METERS	COST	REVALUATION LAW 823 OF 19.12.73	REVALUATION LAW 576 OF 2.12.75
Abbadia San Salvatore				
Premises at Monte Amiata P.te Radio	15	231	-	-
Agrigento				
Premises on Via S. Giuseppe(Mont.)	180	158,036	-	-
Land, Fegotto District	2,050	113,259	-	-
Buenos Aires				
Premises on Avenida Corrientes	91	18,592	-	-
Calci				
Monte Serra-Ponte Radio	10	228	-	-
Imperia				
Building at Viale Matteotti 25	1,961	6,675	-	166,125
Lesmo				
Villa Gernetto Complex	21,800	6,193,108	-	-
Milan				
S. Elia Complex on Via L. Cambi	77,950	84,944,276	-	-
Complex on Via Bianca di Savoia	25,485	14,958,296	-	-
Complex at Via Prati 10-12-14	17,580	15,234,640	2,271,495	-
Block at Piazza Cordusio	38,537	42,169,840	3,629,073	-
Palma di Montechiaro				
Premises in Gibildolce District	180	50,045	-	-
Premises in Orti District	62	47,411	-	-
Premises on Via Galimberti	178	105,357	-	-
San Marco Argetano				
Premises on Via Negroni	280	92,636	-	-
San Paolo				
Premises at Avenida Paulista 923/925	441	181,431	-	-
	186,800	**164,274,061**	**5,900,568**	**166,125**
Legal title to properties				
London (Leaseholds)				
Bourne Street - London S.W.1	285	493,016	-	-
Flood Street London S.W.3	268	271,159	-	-
Campden Hill Court SW	197	213,640	-	-
Cranmer Court Whiteheads Grove 137 SW3	155	209,531	-	-
	905	**1,187,346**	**-**	**-**
Total	**187,705**	**165,461,407**	**5,900,568**	**166,125**

REVALUATION LAW 72 OF 19.3.83	REVALUATION LAW 413 OF 30.12.91	GROSS BOOK VALUE	TOTAL WRITE-DOWNS (DEPRECIATION)	NET BOOK VALUE AS AT 31.12.2001
-	393	624	419	205
-	-	158,036	20,150	137,886
-	-	113,259	-	113,259
5,681	27,948	52,221	27,240	24,981
	-		-	
-	386	614	412	202
-	1,228,973	1,401,773	484,439	917,334
	-		-	
2,469,555	10,123,789	18,786,452	10,028,085	8,758,367
-	18,789,258	103,733,534	37,345,543	66,387,991
5,519,891	18,958,548	39,436,735	20,287,823	19,148,912
8,835,194	12,562,513	38,903,842	16,378,925	22,524,917
-	12,228,103	58,027,016	18,110,051	39,916,965
-	-	50,045	-	50,045
-	-	47,411	8,890	38,521
-	-	105,357	13,433	91,924
-	-	92,636	-	92,636
-	189,950	371,381	174,697	196,684
16,830,321	**74,109,861**	**261,280,936**	**102,880,107**	**158,400,829**
-	-	493,016	127,863	365,153
-	-	271,159	70,325	200,834
-	-	213,640	55,407	158,233
-	-	209,531	51,310	158,221
-	**-**	**1,187,346**	**304,905**	**882,441**
16,830,321	**74,109,861**	**262,468,282**	**103,185,012**	**159,283,270**

Reports and Resolutions

Reports and Resolutions

Report of the Board of Auditors

Pursuant to Article 153 of Legislative Decree No. 58 of 24 February 1998

To Our Shareholders:

In 2001 we supervised compliance with the law and articles of incorporation, adherence to the principles of proper administration, the appropriateness of the organisational structure (to the extent under our authority) and the internal control, administrative and accounting system, and also insured that the latter was reliable as a means to accurately present operating events. We also supervised the appropriateness of instructions issued by the Company to subsidiaries with regard to public notices as required by Article 149 of Legislative Decree No. 58 of 24 February 1998.

We participated in meetings of the Board of Directors and the Executive Committee (15 and 13 meetings, respectively), and we obtained information from directors on operations carried out and on those transactions, which were carried out by the Company and subsidiaries, that have a major impact on the operating performance, financial situation and balance sheet, and we made certain that the actions approved and implemented were in accordance with the law and corporate by-laws, and that such actions were not openly careless, reckless or a potential conflict of interest.

We did not discover any transactions that could be considered atypical and/or unusual including inter-company transactions and those with related parties.

Based on the Group's structure and the Parent Company's purpose, during the prior period several inter-company transactions, and transactions with related parties, were carried out, of an ordinary nature, which are covered in the report of the Directors with reference to CONSOB Notices 97001574 of 20.2.1997 and No. 98015375 of 27.2.1998.

Pursuant to Article 23 of the corporate by-laws, descriptive information was provided on the numerous transactions completed giving their basic structure, and grouped into the following similar categories:

- The transfer of lines of credit to the Parent Company following the reallocation of the Group's Treasury operations.
- Contracts delegating fund management and providing fund consulting services (as a result of accepting the appointment as depository bank).
- Granting, renewing and revising lines of credit provided to Group companies or related parties at arm's length.
- The sale of equity investments and divisions aimed at reorganising specific Group divisions (such as the sale of 33% of Pioneer Inv. Management USA to Rolo Banca 1473 as a part of the plan to reorganise the Asset Management Division).
- Product distribution agreements and outsourcing contracts.
- The sale of equity investments and properties.
- Property leases entered into among Group companies.

The transactions carried out appear to be appropriate and in the Company's interest. The following transactions were also reported:

- Donations made by Group companies to socially-oriented entities or those acting in the public interest. Although these companies are not closely connected to the corporate purpose, they fall under normal administrative activities and the normal activities carried out by the Parent Company and Group companies.
- Lease contracts entered into for a period of over 9 years.
- Sale/purchase of insignificant equity investments.

We fulfilled our duties through audits and direct observations, and meetings with managers of the various areas, and obtained information, data and operating programs. We periodically met with representatives of the auditing firm, PricewaterhouseCoopers, for the exchange of significant information. This firm has been given the assignment (pursuant to Article 155 of Legislative Decree 58/1998) to audit the accounts of UniCredito Italiano and the consolidated accounts of the UniCredito Italiano Group, to perform a limited audit of the half-yearly report, and to audit the proper maintenance of corporate accounting records, and the accurate reporting of operating events in accounting entries.
In the Report on Operations, the directors reported on the streamlining of the operating structure, the expansion and reorganisation of equity investments and on other pending programs which resulted in a considerable amount of work for the areas concerned.
In particular, the considerable efforts made by the administrative and accounting areas (which used the services of the Group companies, USI and UPA, which were assigned management responsibilities for administrative and accounting procedures) made it possible to accurately present operating events and to prepare the individual and consolidated accounts in accordance with the law and the provisions of the Regulatory Authority, as certified by the auditing firm.
The significant corporate transactions to be carried out this period will dictate an increased focus on precise and punctual operations of the administrative and accounting areas, which must be properly supported by suitable computer programs and an efficient back office.
Managers have been made aware of this, and are committed to doing everything to insure that the ambitious Group reorganisation project is properly supported.
The audit area, whose staff was significantly increased in 2001, carried out its duties properly, which consisted of 73 reports on direct action taken by the Parent Company, and on foreign branches and Italian and foreign subsidiaries: these reports were reviewed by the Audit Committee and the Board of Auditors, which made comments and suggestions as necessary. The supervisory activity as described above was also carried out through 22 team audits. No significant events resulted from these audits requiring reports to the regulatory authorities.

****

During the period, two complaints were filed with the Board of Auditors pursuant to Article 2408 of the Civil Code.
In the first complaint, a shareholder stated that minutes of shareholders' meetings prepared as public documents have always been transcribed in the register of shareholders meetings and resolutions without the annexes, which constitute an integral and substantial part thereof. In the belief that the maintenance of this register did not adhere to the requirements of paragraph 3 of Article 2421 of the Civil Code, the shareholder asked the Board to advise whether it had discovered this "grave violation," and if so, what steps it had taken.
The Board made the necessary inquiries, at the completion of which, it reported its finding that the procedures for maintaining the referenced register conform with legal requirements, and that shareholders' rights to full and complete disclosure have been protected. The considerations leading to the above conclusion of the Statutory Auditors are provided below to allow for the assessment of the shareholders' meeting.
In general, it is important to stress that the qualification that annexes to a (private or public) document be an integral and substantial part thereof, assumes the logical and conceptual relationship of the former to the latter, but does not require that the annexes be physically "contiguous" to the document.

In other words, there is no general principle in our laws that requires the (physical) "inseparability" of the annexes to the document to which they refer in order to be considered an integral and substantial part thereof. As additional proof of the above, Article 2328 of the Civil Code can be cited as an example in the case in point regarding a public document. With regard to the articles of incorporation of a joint-stock company, the last paragraph of this article reads as follows: "The by-laws containing the rules for the company's operation is considered an integral part of the articles of incorporation, even if they are contained in a separate document, and must be considered an annex thereto." Thus, there is indisputable confirmation of the legality of preparing separate documents for the articles of incorporation of a company and its by-laws, even though the latter is considered an integral part of the former.

In line with the above, there is another regulation, in the form of Article 69 of Law No. 89 of 16 February 1913 (the so-called notary law). Pursuant to its first paragraph, notaries have the option, if requested by a party, to produce an authentic copy of a public document without annexes to the original (except for powers of attorney). If the above is true, then transcribing the minutes to the shareholders' meeting alone as a public document, and not necessarily the related annexes as well, in the register of shareholders' meetings (as described in paragraph one, clause 3, of Article 2421 of the Civil Code), should also be deemed to comply with the provisions of the regulation, if, as was the case of the transcription made by UniCredito Italiano, information is provided at the bottom of the minutes prepared by the notary indicating that "a copy of the documents attached to the minutes written above, prepared by Notary (....) is maintained in the Company's files." Since, as is obvious, the authentic copy maintained on file literally includes, under the same serial number and notary register, the minutes to the shareholders' meeting and the annexes under discussion, there is no ambiguity of the relationship of the latter to the former, and the requirement to maintain both copies of the documents in a form to prevent any tampering has been met. The principle of the "physical separability" of the public document from its annexes, together with the procedure under which this document is prepared (and pursuant to which it is lawful to transcribe the minutes alone in the corporate register of shareholders' meetings) is, on the contrary, supported by the fact that the lack of these characteristics led to a different type of transcription for minutes to shareholders' meetings, which are not prepared by a notary. In fact, in the case at hand, the company provided the text of the annexes to the minutes at the bottom of the minutes prepared by the secretary, who was appointed pursuant to Article 15 of the corporate by-laws. To do otherwise, i.e., by omitting the transcription of the annexes, the nature of the minutes as a private document and the failure to file the annexes would not have led to the certain and unambiguous relationship of the latter to the former or the guarantee of the inviolability of the annexes.

On the other hand, with regard to the aspects providing substantial protections for shareholders' rights to full and complete disclosure, the provisions provided to them under the law and regulatory provisions, and the procedures for maintaining the register for shareholders' meetings do not impair that right, provided an authentic copy of notary-prepared minutes, including the related annexes, is maintained and made available at the company, together with the register of meetings. This was advised to the complaining shareholder and not contested by the latter.

Taking a cue from news in the press regarding inquiries made by the Court concerning the insider trading of company representatives, in the second complaint, another shareholder asked the Board to "verify the formal and essential correctness of the sale of SCI shares with respect to the past or future economic impact this might have on the Company's accounts" and to perform an investigation of the authorisation granted to the individual who carried out the transactions, and report the results to the shareholders' meeting together with any action suggested.

The Statutory Auditors conducted all investigations deemed necessary to clarify the events indicated and report as follows.

The case involved the sale of the entire equity investment held in S.C.I. S.p.A. during the period from 27 August to 17 September 1997 generating proceeds of Lit. 13.5 billion and a capital gain over book value of Lit. 6.5 billion. The book value mentioned was previously adjusted for write-downs of about Lit. 8 billion. The equity investment resulted from the conversion to capital of a portion of the loans to S.C.I. as a part of a financial restructuring plan for the borrowing group. This plan was also agreed to by the other creditor banks. In this regard, the Statutory Auditors took into account the "Instructions of the Bank of Italy regarding equity investments of banks and bank groups," which make up Chapter XVIII of the publication called "Regulatory Instructions for Banks," which were advised to implement Legislative Decree No. 481 of 14.12.1992 (see Official Gazette of the Italian Republic, General Series No. 269 of 16.3.1993). Sub-paragraph 2 of Section IV of these instructions reads as follows: "Based on their origin, equity investments acquired for the "recovery of loans" must be liquidated by the bank at the first suitable occasion." It should be noted that the disposal of equity investments was the exclusive right of the Board of Directors at the suggestion of the Managing Director/CEO (Article 24 of the By-Laws); in an emergency, the Executive Committee could have passed resolutions on any matter or transaction (Article 32 of the By-Laws).
In August, substantial volumes of this stock were traded at high prices.
On 27 August 1997, at the initiative of senior bank managers, it was decided to sell the equity investment; the sale, as noted, was finalised on 17 September 1997. On 3 September the Managing Director/CEO was advised who commented favourably on the transaction. On 17 September 1997, the Board of Directors, which was advised of the transaction on the basis of the situation as at 5 September, approved the action taken and authorised the liquidation of the remaining stake in S.C.I. at the price indicated ("about Lit. 23").
The Board of Auditors also reviewed the report dated 11 March 1998 concerning the outcome of the inspection conducted by CONSOB, and advised that the events reported correspond to those reported in the above inspection. The inspectors also acknowledged that the senior managers interviewed stated that the decision was made without the prior approval of the Board of Directors since it was necessary to quickly take advantage of favourable market conditions and since the disposal in question concerned a non-strategic equity investment in an unlisted company.
In October 1997 the stock price fluctuated considerably with a high volume of shares traded, until trading of the stock was suspended on 28 October 1997. As a result of the sales made by all the credit institutions, the banks' equity investment in S.C.I. dropped from 72.9% of capital as at 30 June 1997 to just under 20% as at 28 October 1997.
The potential economic impact on the Company from the above transaction can be summarised as follows:

- The position with respect to the bankruptcy of S.C.I. was included in "non-performing loans," which is part of the banking division transferred to Credito Italiano.
- On 18 December 2001 a law firm, acting in the interest of a group of investors, claimed compensation, under Article 2049 of the Civil Code, for damages incurred by customers, which were quantified in the principal amount of "over one billion lire" without further details on amounts. The claim was justifiably rejected and disputed by the Company's lawyers: taking the above into account as well as the size of the loan loss reserves, the Board of Auditors did not believe it was necessary to suggest making specific provisions.

After closely assessing the facts on the basis of company documentation and the investigations performed, the Board of Auditors hereby advises shareholders that it did not deem it necessary to take any particular action regarding the complaints pursuant to Article 2408 of the Civil Code.
No briefs of any nature were filed.

****

With regard to the assignment of other duties to the auditing firm, the latter performed several duties during the period that led to the issuance of:

- Comfort letters needed for the purposes of issuing Tier 1 preference shares and Tier 2 bonds, and required by the underwriters from the company hired to audit accounts.
- Opinions regarding the appropriateness of any increases in capital pursuant to Article 2441 of the Civil Code.

The costs associated with these duties totalled Lit. 2,032 million.
Since these documents could not have been issued by other entities, the assignments were not subject to the prior opinion of the Board of Auditors.
No assignments were given to entities that have a continuing relationship with the auditing firm.

****

During the period, the Board of Auditors issued the necessary opinion pursuant to Article 2389 of the Civil Code regarding the Chairman's remuneration.

****

As you are aware, in order to remain informed, at the ordinary shareholders' meeting that approved the accounts for 2000, UniCredito agreed to the self-regulating code of practice for listed companies, which was issued by Borsa Italiana S.p.A., with regard to **corporate governance**.
A special report was presented to shareholders regarding the current status of acceptance of the code of conduct. This report acknowledged, among other things, that the procedure for assessing and communicating significant events (so-called **"price sensitive"** events) had been adopted.

****

The Board of Auditors has no comments regarding the proposed distribution of dividends.

STATUTORY AUDITORS
GIAN LUIGI FRANCARDO (Chairman)
GIORGIO LOLI
ALDO MILANESE
VINCENZO NICASTRO
ROBERTO TIMO

3 April 2002

Report of the External Auditors

Pursuant to Article 156 of Legislative Decree No. 58 of 24 February 1998

RE-ISSUE OF AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
UNICREDITO ITALIANO SPA

1 We have audited the financial statements of UNICREDITO ITALIANO SPA as of 31 December, 2001. These financial statements are the responsibility of UNICREDITO ITALIANO SPA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries have been examined by other auditors who have supplied us with audit opinions thereon. The opinion we express in this report as to the amounts of investments equal to about Euro 4273,3 million, which represent about 7% of the total assets, is also based on audits performed by other auditors.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report dated 11 April 2001.

3 In our opinion, the financial statements of UNICREDITO ITALIANO SPA as of 31 December, 2001 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

4 Without qualifying our opinion, we draw attention to the following matters:

a) In December 2001 the European Commission, on completion of an inquiry started in October 2000, issued a decree ruling that the fiscal benefits established by delegation act No. 461/1998 and the relevant legislative decree No. 153/1999, concerning the fiscal treatment applicable to corporate restructuring of banks, infringe European regulations on "State aid" thus asking the Italian Authorities to withdraw such tax benefits. On 15 April 2002 the Legislative Decree n° 63 was issued, which foresees the suspension of said tax benefits starting from the 2001 tax year. Further to the events referred to above and in compliance with the requirements of CONSOB, laid down in its communication No. 1011405 dated 15 February 2001, the Company made the necessary disclosures in the notes to the financial statements as to the accounting treatment of the fiscal benefits and the accruals made.

b) The Board of directors agreed upon and approved the essential features of the plan for the corporate and organisational restructuring of the Group, as described in the report on operation. The Shareholders' Meeting will soon be called to express its opinion concerning the extraordinary operations ensuing from such plan.

5 The Company holds majority shareholdings and, in accordance with the current legislation has drawn up the UNICREDITO ITALIANO GROUP consolidated financial statements. These consolidated financial statements represent an integration of the statutory financial statements in order to give a true and fair view of the financial position and of the results of operations of the Company and of the Group. The consolidated financial statements have been examined by us and together with the related audit opinion, have been presented together with the statutory financial statements.

Milan 28 March, 2002 (with the exception of the examination of the information reported in paragraph 4 a), completed on 24 April, 2002)

PricewaterhouseCoopers SpA

Antonio Taverna
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

Directors' explanations of proposals concerning issues included on the agenda for the ordinary shareholders' meeting of 30 April 2002
(2nd session on 6 May)

1) Submission of accounts as at 31 December 2001 accompanied by the Reports of the Board of Directors and External Auditors; Report of the Board of Auditors; allocation of net profits for the period. Submission of consolidated accounts and social report.

2) Appointment of Directors, subject to the determination of the number of Directors for the periods 2002-2004, with their term in office expiring upon the approval of the accounts for 2004.

3) Determination of remuneration to be paid to the Board of Directors and Executive Committee for each year in office pursuant to Article 26 of the Corporate By-Laws.

4) The company's agreement to pay remuneration owed to the representative of savings shareholders.

1. Submission of accounts as at 31 December 2001 accompanied by the Reports of the Board of Directors and External Auditors; Report of the Board of Auditors; allocation of net profits for the period. Submission of consolidated accounts and social report

See the proposal for the approval of accounts and distribution of net profits on page 55.

2. Appointment of Directors subject to the determination of the number of Directors for the periods 2002-2004, with their term in office expiring upon the approval of the accounts for 2004;

3. Determination of remuneration to be paid to the Board of Directors and Executive Committee for each year in office pursuant to Article 26 of the Corporate By-Laws;

To Our Shareholders:

The appointments of the members of the Board of Directors are set to expire, after a three-year period, at the shareholders' meeting to take place on 30 April 2002.

Since the Board of Directors has decided not to make proposals regarding the above matters on the agenda of the present ordinary shareholders' meeting, we ask you to:

- Determine the number of members of the Board of Directors, with a reminder that pursuant to Article 20 of the current Corporate By-Laws, there must be between 9 and 20 members.

- Appoint the members of the Board of Directors.

- Determine the remuneration to be paid to the Board of Directors and Executive Committee for each year in office pursuant to Article 26 of the Corporate By-Laws, and to take into account, in this connection, the percentage of the amount of the premium for the liability policy, which was entered into previously by the Company for Directors. The amount of this premium is considered taxable income for the recipients.

- Authorise as necessary the performance of concurrent activities by the members of the Board of Directors pursuant to Article 2390 of the Civil Code.

Milan, 11 March 2002

THE BOARD OF DIRECTORS

4. The company's agreement to pay remuneration owed to the representative of savings shareholders.

To Our Shareholders:

- Whereas the special meeting of holders of savings shares, which was held on 30 January 2002, appointed Accountant Luigi Sardano to act as their joint representative for the three-year period 2002-2004 and set his annual remuneration at € 4,132.

- The proper operation of all corporate governance bodies is in the general interest.

- Up until now the annual remuneration set by the special shareholders' meeting has, with the approval of the ordinary shareholders' meeting, always been paid by the Company.

We ask you to authorise the obligation to pay the above annual remuneration of € 4,132.

Milan, 11 March 2002 THE BOARD OF DIRECTORS

Resolutions Passed by Ordinary Shareholders' Meeting of 6 May 2002

"The meeting, after having acknowledged the Board of Directors' and Statutory Auditors' Reports for financial year 2001, approved the financial statements as at 31 December 2001 and resolved to allocate net profit for the year following the Board of Directors' proposal.

The dividend declared of:

- € 0.141 on ordinary shares
- € 0.156 on savings shares

will be payable starting from 23 May 2002, with the shares going ex dividend on 20 May, through brokers belonging to the centralised management system run by Monte Titoli.

The meeting moreover passed resolutions to:

- determine at 20 the number of Directors;

- appoint

Franco Bellei, Roberto Bertazzoni, Vincenzo Calandra Buonaura, Eugenio Caponi, Mario Cattaneo, Philippe Citerne, Ambrogio Dalla Rovere, Giovanni Desiderio, Guidalberto Di Canossa, Francesco Giacomin, Piero Gnudi, Mario Greco, Achille Maramotti, Gianfranco Negri-Clementi, Fabrizio Palenzona, Carlo Pesenti, Alessandro Profumo, Carlo Salvatori, Giovanni Luigi Vaccarino, Anthony Wyand;

Directors for the period 2002-2004. Their office will expire on the approval of the financial statements of the year 2004.

- determine the new annual global emoluments of the Board of Directors at an amount of € 1,030 thousand, which includes the effect of the portion of the policy premium paid to insure the company's Directors and Statutory Auditors against legal liability). Said premium is to be considered as a part of the taxable income of the concerned beneficiaries. The global annual emoluments of the Executive Committee was also determined at € 480 thousand, together with a compensation of € 260 for the attendance of every Board of Directors' and Executive Committee's meeting, as well as meetings of the Committees established pursuant to "UniCredito Italiano Articles of Association", even if taking place on the same day.

- get the Company bear the cost of the emoluments of the Common Representative of holders of savings' shares.

ooo

The Board of Directors, convening on the same day, elected Mr Carlo Salvatori Chairman of the Company and Mr Alessandro Profumo Managing Director/CEO.

Branches and Offices abroad



Branches and Offices abroad

Branches and Offices abroad

Branches and Offices abroad

BRANCHES
London - New York - Paris - Hong Kong - Singapore - Grand Cayman

REPRESENTATIVE OFFICES
Budapest - Brussels - Frankfurt - Koper - Moscow - Prague - Chicago - Buenos Aires - Sao Paulo
Mumbai - Beijing - Shanghai

Graphic design and typesetting
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza
June 2002

UniCredito Italiano